As filed with the U.S. Securities and Exchange Commission on February 22, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3663	04-3197974
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

177 Huntington Avenue, Suite 1703

PMB 73480

Boston, MA 02115

(978) 897-0100

(Address, including zip code, and telephone number, including area code, of  registrant’s principal executive offices)

Peter D. Aquino

President and Chief Executive Officer

177 Huntington Avenue, Suite 1703

PMB 73480

Boston, MA 02115

(978) 897-0100

(Name, address, including zip code, and telephone number, including area code, of  agent for service)

Copies to:

Robert S. Matlin, Esq. David A. Bartz, Esq. K&L Gates LLP 599 Lexington Avenue New York, NY 10022 (212) 536-3900	David P. Elder Patrick Hurley Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, TX 77002 (713) 220-5800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company and emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS - DATED FEBRUARY 22, 2022

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of SeaChange International, Inc.,

On December 22, 2021, SeaChange International, Inc. (“SeaChange”) and Triller Hold Co LLC (“Triller”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached as Annex A to this proxy statement/prospectus. Under the terms of the Merger Agreement, Triller will be merged with and into SeaChange, and the separate existence of Triller shall cease, with SeaChange continuing as the surviving corporation. Upon the closing of the merger, the name of the combined company will be changed to “TrillerVerz Corp.”

Pursuant and subject to the terms and conditions of the Merger Agreement, in addition to other contemplated transactions, (i) SeaChange and Triller anticipate that Triller will conduct an offering of convertible notes prior to the closing of the merger in an amount in excess of $100 million (the “Triller Convertible Notes”), and (ii) the charter of the surviving company will provide for two classes of common stock, consisting of SeaChange Class A common stock and SeaChange Class B common stock (which Class B common stock is anticipated to provide for super-voting rights to provide its holders 76% or more of the total voting rights).

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of SeaChange Class A common stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such SeaChange stockholder had purchased the Triller Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed merger. Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that Triller issues $250 million of Triller Convertible Notes which convert in connection with the proposed merger at an agreed discount of 20% to an assumed $5 billion Triller valuation (before the conversion of the Triller Convertible Notes), the stockholders of SeaChange (including SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units) would own approximately 2.3% of the surviving company and the holders of Triller (including Triller optionholders and warrant holders) would hold approximately 97.7% of the surviving company. If all stockholders of SeaChange elected to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the surviving company, and the Triller holders (including Triller optionholders and warrant holders) would collectively own 100% of the surviving company (other than SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units). For SeaChange stockholders that elect the Cash/Notes Consideration, each would receive their pro rata portion of such Cash/Notes Consideration which would then also reduce the resulting SeaChange stockholders’ ownership percentages by taking into account the payment of the Cash/Notes Consideration and related reduction in the Stock Consideration. The notes (the “Merger Consideration Notes”) to be issued to SeaChange stockholders who elect the Cash/Notes Consideration are payable on the one-year anniversary of issuance, bear interest at a rate of 5% per annum and will be automatically converted into SeaChange Class A common stock at such time as the market capitalization of the surviving company equals or exceeds $6 billion for ten consecutive trading days. The holders of the Merger Consideration Notes will have the option to convert into SeaChange Class A common stock if the surviving company exercises its optional redemption right, which it may do at any time, in whole or in part, on the same terms set forth above. The holders of the Merger Consideration Notes will have recourse against the surviving company and its assets only to the extent of the surviving company’s interest in certain of its subsidiaries (who will also provide guarantees of the Merger Consideration Notes). The existing subsidiaries of SeaChange prior to the proposed merger are also anticipated to provide a first lien security interest on their assets securing the Merger Consideration Notes. The Merger Consideration Notes will have limited covenants.

SeaChange cordially invites you to attend a special meeting of its stockholders (the “special meeting”) to consider matters related to the proposed merger. SeaChange and Triller cannot complete the merger unless SeaChange’s stockholders adopt the Merger Agreement and approve the transactions contemplated thereby. SeaChange is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus in order to obtain stockholder approvals of the proposals necessary to complete the merger, and these proposals are described in this proxy statement/prospectus.

The special meeting will be held on [                ], 2022, at [                ] local time, via a virtual meeting. In light of the novel coronavirus (referred to as “COVID-19”) pandemic and to support the well-being of SeaChange’s stockholders and partners, the special meeting will be completely virtual. You may attend the special meeting and vote your shares electronically during the special meeting via live webcast by visiting [                ]. You will need the meeting control number that is printed on your proxy card to enter the special meeting. SeaChange recommends that you log in at least 15 minutes before the special meeting to ensure you are logged in when the special meeting starts. Please note that you will not be able to attend the special meeting in person.

The obligations of SeaChange and Triller to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement.

Your vote is very important, regardless of the number of shares of SeaChange common stock you own. To ensure your representation at the special meeting, please take time to vote by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote electronically at the special meeting. A failure to vote your shares, or to provide instructions to your broker, bank or nominee as to how to vote your shares, is the equivalent of a vote against the merger proposal.

We encourage you to read this entire proxy statement/prospectus carefully, including the risk factors relating to the merger, in the section entitled “Risk Factors” beginning on page [•]. You also can obtain information about SeaChange and Triller from the documents that SeaChange has filed with the Securities and Exchange Commission.

Sincerely,

/s/ Peter D. Aquino
Peter D. Aquino
President and Chief Executive Officer
SeaChange International, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger described in the accompanying proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [•], 2022, and it is first being mailed to SeaChange stockholders of record on or about [•], 2022.

SEACHANGE INTERNATIONAL, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD                , 2022

To the Stockholders of SeaChange International, Inc.:

On December 22, 2021, SeaChange International, Inc. (“SeaChange”) and Triller Hold Co LLC (“Triller”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Triller will be merged with and into SeaChange, and the separate existence of Triller shall cease, with SeaChange continuing as the surviving corporation. Upon the closing of the merger, the name of the combined company will be changed to “TrillerVerz Corp.”

Pursuant and subject to the terms and conditions of the Merger Agreement, in addition to other contemplated transactions, (i) SeaChange and Triller anticipate that Triller will conduct an offering of convertible notes prior to the closing of the merger in an amount in excess of $100 million (the “Triller Convertible Notes”), and (ii) the charter of the surviving company will provide for two classes of common stock, consisting of SeaChange Class A common stock and SeaChange Class B common stock (which Class B common stock is anticipated to provide for super-voting rights to provide its holders 76% or more of the total voting rights).

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of SeaChange Class A common stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such SeaChange stockholder had purchased the Triller Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed merger. Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that Triller issues $250 million of Triller Convertible Notes which convert in connection with the proposed merger at an agreed discount of 20% to an assumed $5 billion Triller valuation (before the conversion of the Triller Convertible Notes), the stockholders of SeaChange (including SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units) would own approximately 2.3% of the surviving company and the holders of Triller (including Triller optionholders and warrant holders) would hold approximately 97.7% of the surviving company. If all stockholders of SeaChange elected to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the surviving company, and the Triller holders (including Triller optionholders and warrant holders) would collectively own 100% of the surviving company (other than SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units). For SeaChange stockholders that elect the Cash/Notes Consideration, each would receive their pro rata portion of such Cash/Notes Consideration which would then also reduce the resulting SeaChange stockholders’ ownership percentages by taking into account the payment of the Cash/Notes Consideration and related reduction in the Stock Consideration. The notes (the “Merger Consideration Notes”) to be issued to SeaChange stockholders who elect the Cash/Notes Consideration are payable on the one-year anniversary of issuance, bear interest at a rate of 5% per annum and will be automatically converted into SeaChange Class A common stock at such time as the market capitalization of the surviving company equals or exceeds $6 billion for ten consecutive trading days. The holders of the Merger Consideration Notes will have the option to convert into SeaChange Class A common stock if the surviving company exercises its optional redemption right, which it may do at any time, in whole or in part, on the same terms set forth above. The holders of the Merger Consideration Notes will have recourse against the surviving company and its assets only to the extent of the surviving company’s interest in certain of its subsidiaries (who will also provide guarantees of the Merger Consideration Notes). The existing subsidiaries of SeaChange prior to the proposed merger are also anticipated to provide a first lien security interest on their assets securing the Merger Consideration Notes. The Merger Consideration Notes will have limited covenants.

At the special meeting of stockholders (the “special meeting”), which will be held will be held virtually on [     ], 2022, at [                ] , Eastern Time, our stockholders will be asked to consider and vote upon the following proposals:

(1) The Merger Proposal — a proposal to adopt the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”); for additional information, see the section in the proxy statement/prospectus entitled “SeaChange Stockholder Meeting Proposals — Proposal 1: The Merger Proposal” and a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A;

(2) The Reverse Stock Split Proposal — a proposal to approve an amendment of the amended and restated certificate of incorporation of SeaChange to effect a reverse stock split and reclassification of SeaChange common stock into shares of Class A common stock at a specific ratio of [10 to 1] (the “Reverse Stock Split”);

(3) The Reclassification Proposal — a proposal to approve an amendment of the amended and restated certificate of incorporation of SeaChange to (i) increase the number of authorized shares of SeaChange capital stock to [    ] shares, (ii) create two new classes of SeaChange common stock designated as Class A common stock and Class B common stock (resulting in the existing shares of SeaChange common stock being reclassified as Class A common stock concurrently with, and as a result of, the Reverse Stock Split), and authorize SeaChange to issue [    ] shares of Class A common stock, [    ] shares of Class B common stock and [    ] shares of preferred stock (the “Reclassification Proposal” and, together with the Reverse Stock Split Proposal, the “Certificate of Incorporation Amendment Proposal”);

(4) The Advisory Proposal — a proposal to approve, which is a non-binding advisory vote, an amendment of the amended and restated certificate of incorporation of SeaChange to (i) effect the name change of SeaChange to “TrillerVerz Corp.”, (ii) provide for rights of Class A common stock and Class B common stock, including voting, conversion and transfer rights, and (iii) allow stockholders to act by written consent or electronic transmission and to call special meetings of stockholders until the Trigger Date (as defined in the proxy statement/prospectus) (the “Advisory Proposal”);

(5) The Incentive Plan Proposal — a proposal to approve an increase in the number of authorized shares under the SeaChange 2021 Compensation and Incentive Plan (the “Incentive Plan Proposal”);

(6) The Omnibus Incentive Plan Proposal — a proposal to adopt the TrillerVerz Corp. 2022 Omnibus Incentive Plan, a copy of which is attached as Annex B to this proxy statement/prospectus (the “Omnibus Incentive Plan Proposal”);

(7) The Nasdaq Proposal — a proposal to, by ordinary resolution, approve, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of the Stock Consideration, which amount will be determined as described in more detail in the accompanying proxy statement/prospectus (the “Nasdaq Proposal”);

(8) SeaChange Compensation Proposal — a proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for SeaChange’s named executive officers in connection with the merger contemplated by the Merger Agreement (the “SeaChange Compensation Proposal”); and

(9) to approve one or more adjournments of the special meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there are insufficient votes to adopt the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, and the Nasdaq Proposal at the time of the special meeting (the “Adjournment Proposal”).

SeaChange will transact no other business at the special meeting, except for business properly brought before the special meeting or any adjournment or postponement thereof.

The items of business listed above are more fully described elsewhere in the proxy statement/prospectus. Whether or not you intend to attend the special meeting, we urge you to read the attached proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements, before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS ENTITLED “RISK FACTORS.”

Only holders of record of shares of SeaChange common stock at the close of business on                 , 2022, the record date for the special meeting, are entitled to notice of, and a vote at, the special meeting and any adjournments or postponements of the special meeting.

The closing of the merger is conditioned on approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. The Adjournment Proposal, the SeaChange Compensation Proposal and the Advisory Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that if the Merger Proposal is not approved by our stockholders, or if each of the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal is not approved by our stockholders and we and Triller do not waive the applicable closing condition under the Merger Agreement, then we will not consummate the merger.

After careful consideration, SeaChange’s board of directors has determined that each of the proposals listed is in the best interests of SeaChange and its stockholders and recommends that you vote or give instruction to vote “FOR” each of the proposals set forth above. When you consider the recommendations of SeaChange’s board of directors, you should keep in mind that SeaChange’s directors and officers may have interests in the merger that conflict with, or are different from, your interests as a shareholder of SeaChange. See the section entitled “The Merger — Interests of Certain SeaChange Directors and Executive Officers in the Merger.”

A complete list of SeaChange stockholders of record entitled to vote at the special meeting will be available for inspection by SeaChange stockholders (i) for ten days before the special meeting at the principal executive offices of SeaChange during ordinary business hours for any purpose germane to the special meeting and (ii) during the special meeting at [    ].

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting virtually or not, please complete, sign, date and return the enclosed proxy card (or cast your vote via the Internet as provided on your proxy card) as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted and counted.

Please do not send any share certificates at this time. If the merger is consummated, we will notify you of any necessary procedures for exchanging SeaChange share certificates.

If you have any questions regarding the accompanying proxy statement/prospectus or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC at (i) (800) 662-5200 if you are a stockholder or (ii) collect at (203) 658-9400 if you are a broker or bank.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

/s/ Elaine Martel
Elaine Martel
Vice President, General Counsel and Secretary
SeaChange International, Inc.

Boston, Massachusetts

            , 2022

IF YOU RETURN YOUR SIGNED PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) by SeaChange International, Inc. (“SeaChange”) (File No. 333- ), constitutes a prospectus of SeaChange under Section 5 of the Securities Act, as amended (the “Securities Act”), with respect to (i) the shares of SeaChange common stock to be issued to (a) SeaChange stockholders opting to receive the Stock Consideration, (b) unitholders of Triller and (c) holders of the Notes Consideration upon conversion thereof and (ii) the Notes Consideration if the merger described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act with respect to the special meeting, at which SeaChange stockholders will be asked to consider and vote upon a proposal to approve the merger by the approval and adoption of the Merger Agreement (as defined herein), among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. Statements made in this proxy statement/prospectus as to the content of any contract, agreement or other document filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete. With respect to those statements, you should refer to the corresponding exhibit for a more complete description of the matter involved and read all statements in this proxy statement/prospectus in light of that exhibit. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document.

Information contained in this proxy statement/prospectus regarding SeaChange has been provided by, and is the responsibility of, SeaChange whereas information contained in this proxy statement/prospectus regarding Triller has been provided by, and is the responsibility of, Triller.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

SeaChange files reports, proxy statements/prospectuses and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. You can read SeaChange’s SEC filings, including this proxy statement/prospectus, on the Internet at the SEC’s website at http://www.sec.gov. Also, see the section entitled “Where You Can Find More Information” of the accompanying proxy statement/prospectus for further information. Information contained on our website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the merger or the proposals to be presented at the special meeting, you should contact us by telephone or by email:

SeaChange International, Inc.

Attn: Elaine Martel, Vice President, General Counsel and Secretary

Tel: (508) 208-9699

Email: elaine.martel@schange.com

You may also obtain these documents by requesting them in writing or by telephone from our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: Individuals can call toll-free at (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: [•]

In order for SeaChange’s stockholders to receive timely delivery of the documents in advance of the special meeting to be held on [•], 2022, you must request the information no later than [•], 2022, five business days prior to the date of the special meeting.

QUESTIONS AND ANSWERS ABOUT THE MEETING

Below are brief answers to questions you may have concerning the transactions described in this proxy statement/prospectus and the virtual special meeting. These questions and answers do not, and are not intended to, address all of the information that may be important to you. You should read carefully this entire proxy statement/prospectus and the other documents to which we refer you.

GENERAL

Q:	Why am I receiving this document?

A:

This is a proxy statement being used by the SeaChange board of directors to solicit proxies of SeaChange stockholders in connection with the merger and the special meeting. In addition, this document is a prospectus being delivered to SeaChange’s stockholders because the stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of SeaChange Class A common stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such holder had purchased Triller Convertible Notes in an aggregate principal amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed merger.

Q:	When and where is the meeting of the stockholders?

A:	The special meeting will be held at [•] [a.m.], Eastern Time, on [•], 2022, virtually via the Internet at [host domain].

Q:	Why is the special meeting being conducted virtually?

A:

The special meeting is being conducted entirely online due to the public health impact of the COVID-19 pandemic and to support the health and well-being of our employees and stockholders. In addition, we believe the online meeting format will provide stockholders who would not otherwise be able to attend the special meeting the opportunity to do so. In addition to online attendance, stockholders will have an opportunity to hear all portions of the official meeting, submit written questions during the meeting, vote online during the open poll portion of the meeting and listen to live responses to stockholder questions immediately following the formal meeting.

Q:	What constitutes a quorum for the transaction of business at the special meeting?

A:

A majority of the voting power of the issued and outstanding common stock of SeaChange entitled to vote at the special meeting must be present, in person (including virtually) or represented by proxy, at the special meeting to constitute a quorum. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum.

Q:	If my shares of SeaChange common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

Your bank, brokerage firm or other nominee will only be permitted to vote your shares of SeaChange common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of SeaChange common stock. In accordance with the rules of Nasdaq, banks, brokerage firms and other nominees who hold shares of SeaChange common stock in street name for their customers have authority to vote on “routine” proposals when they have not received voting instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal, and the Adjournment Proposal. As a result, absent specific voting instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares. A so-called “broker non-vote” results when banks, brokerage firms and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. The effect of not instructing your bank, brokerage firm or other nominee how you wish your shares to be voted will be the same as a vote “AGAINST” the Merger Proposal and the Certificate of Incorporation Amendment Proposal, but will not have an effect on the other proposals, except to the extent that it results in there being insufficient shares present at the special meeting to establish a quorum.

CONCERNING THE MERGER

Q:	What will happen in the proposed merger?

A:

Pursuant to the terms of the Merger Agreement, Triller will be merged with and into SeaChange, and the separate existence of Triller shall cease, with SeaChange continuing as the surviving corporation. Following the closing of the transactions contemplated by the Merger Agreement, the name of the combined company will be changed to “TrillerVerz Corp.” (“TrillerVerz”).

Additional information on the merger is set forth beginning on page [•].

Q:	Why is SeaChange proposing the merger?

A:

SeaChange management and the SeaChange board of directors regularly review the performance, strategy, competitive position, opportunities and prospects of SeaChange in light of the then-current business and economic environments, as well as developments in the industries in which we operate and the opportunities and challenges facing participants in those industries. These reviews have included consideration of and discussions with other companies from time to time regarding potential strategic alternatives, including business combinations and other strategic combinations, as well as the possibility of SeaChange remaining an independent company. Following a review by the SeaChange board of directors, the SeaChange board of directors determined that the merger is fair to and in the best interests of SeaChange and its stockholders.

Q:	What will I receive for my shares?

A:

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of the Cash/Notes Consideration or (ii) the Stock Consideration in an amount equal to that which such holder would have received if such SeaChange stockholder had purchased the Triller Convertible Notes (as defined herein) in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed merger. Please carefully review the information set forth in the section titled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” and “The Merger Agreement—Merger Consideration” beginning on pages [        ] and [        ] of this proxy statement/prospectus, respectively.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of SeaChange common stock?

A:

SeaChange and Triller intend that the merger will qualify as (i) an exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) in respect of the transactions described in §

1.5(a)(i) of the Merger Agreement; (ii) a distribution in redemption of stock pursuant to Sections 302(a) and 302(b) of the Code in respect of the transactions described in § 1.5(a)(ii)(A) of the Merger Agreement; and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code in respect of the transactions described in § 1.5(a)(ii)(B) of the Merger Agreement.

Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Considerations” beginning on page [•] of this proxy statement/prospectus for a general discussion of the material U.S. federal income tax consequences of the merger. You are strongly urged to consult your own tax advisors as to the specific tax consequences to you of the merger.

Q:	What vote is required to approve the proposals subject to a stockholder vote at the special meeting?

A:

The approval of the Merger Proposal and the Certificate of Incorporation Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote on such proposal. Accordingly, a stockholder’s failure to vote online or by proxy, a broker non-vote or an abstention on the Merger Proposal will have the same effect as a vote “AGAINST” such proposal.

The approval of each of the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the total votes cast on such proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and, thus, will have no effect on the outcome of the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal, or the Adjournment Proposal.

Additional information on the vote required to approve the merger is located in the section titled “SeaChange Stockholder Meeting Proposals” on page [•].

Q:	Are the proposals conditioned on one another?

A:

The Merger Proposal is conditioned on the approval of the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. In addition, (i) the Certificate of Incorporation Amendment Proposal is conditioned on the approval of the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal, (ii) the Incentive Plan Proposal and the Omnibus Incentive Plan Proposal are conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal and the Omnibus Incentive Plan Proposal. Neither the SeaChange Compensation Proposal, the Adjournment Proposal nor the Advisory Proposal is conditioned on the approval of any other proposal set forth in the proxy statement/prospectus. It is important for you to note that if the Merger Proposal is not approved by our stockholders, or if any other proposal (except the SeaChange Compensation Proposal, the Adjournment Proposal or the Advisory Proposal) is not approved by our stockholders and we and Triller do not waive the applicable closing condition under the Merger Agreement, then the merger will not be consummated.

Additional information on the vote required to approve the merger is located in the section titled “SeaChange Stockholder Meeting Proposals” on page [•].

Q:	How does the SeaChange board of directors recommend that I vote with respect to the proposals subject to a stockholder vote at the special meeting?

A:

On December 21, 2021, the SeaChange board of directors unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the merger, were fair to, and in the best interests of, SeaChange and its stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger, and directed that the Merger Agreement and the transactions contemplated thereby, including the merger, be submitted to the SeaChange stockholders for their approval. The SeaChange board of directors unanimously recommends that the stockholders of SeaChange vote “FOR” the Merger Proposal and “FOR” other matters to be considered at the special meeting.

Additional information on the recommendation of the SeaChange board of directors is set forth in “The Merger — SeaChange Reasons for the Merger” beginning on page [•].

You should note that some SeaChange directors and executive officers, and their affiliates, have interests in the merger that are different from, or in addition to, the interests of other SeaChange stockholders. Information relating to the interests of SeaChange’s directors and executive officers, and their affiliates, in the merger is set forth in “The Merger — Interests of SeaChange Directors and Executive Officers in the Merger” beginning on page [•].

Q:	Will TrillerVerz’s shares be traded on an exchange following the merger?

A:

SeaChange and Triller have agreed to use commercially reasonable efforts to obtain approval of the listing of TrillerVerz on The Nasdaq Stock Exchange (“Nasdaq”). Shares of TrillerVerz Class A common stock are expected to be listed on Nasdaq under the symbol “ILLR.”

Q:	When do you expect to complete the merger?

A:	The merger is expected to close in the [first quarter] of 2022, although we cannot assure completion by any particular date.

Q:	Who will serve as the directors and executive officers of TrillerVerz after the consummation of the merger?

A:

The Merger Agreement provides that upon consummation of the merger, the board of directors of the TrillerVerz will be composed of seven members, with all members to be designated by Triller. Upon completion of the merger, all executive officers of the surviving company will be appointed by Triller, in each case to serve in such positions until successors are duly elected or appointed.

It is expected that Mahinda de Silva, the current chief executive officer of Triller’s wholly-owned subsidiary, Triller, Inc., will serve as the chief executive officer, executive chairman of the board of directors and a director of the combined company following the merger, Paul Kahn, the current chief financial officer of Triller and Triller, Inc., will serve as the chief financial officer of the combined company following the merger, M. Darren Traub, general counsel of Triller and Triller, Inc., will become the secretary of the combined company, and Joseph Smarr, the current chief technology officer of Triller, will serve as the chief technology officer of the combined company. It is also expected that Ryan Kavanaugh, Bobby Sarnevesht, Mahinda de Silva, Mike Lu, Carl Dorvil, Frank Schilling and Adel Ghazzawi will be appointed by Triller as directors of the combined company following the merger.

Additional information about the directors and executive officers of TrillerVerz following the consummation of the merger is set forth in “Management Following the Merger” beginning on page [•].

Q:	Are there risks associated with the merger?

A:

Yes, there are important risks associated with the merger. We encourage you to read carefully and in their entirety the sections of this proxy statement/prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages [•] and [•], respectively. These risks include, among others, risks relating to the uncertainty that the merger will close and uncertainties relating to the performance of TrillerVerz after the merger.

PROCEDURES

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign your proxy card and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the special meeting. Alternatively, you may cast your vote via the Internet by following the instructions on your proxy card. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card, or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee, even if you currently plan to attend the virtual special meeting.

Additional information on voting procedures is located beginning on page [•].

Q:	What do I need to do to attend the special meeting and how do I vote my shares electronically?

A:

You may attend the special meeting, vote your shares and submit questions electronically during the meeting via live webcast by logging in at: [host domain]. You will need the control number that is printed on your proxy card to join the virtual special meeting. We recommend that you log in at least fifteen minutes before the meeting to ensure you are logged in when the meeting starts.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please follow the instructions and vote in accordance with each proxy card and voting instruction card you receive.

Q:	Should I send in my share certificates now?

A:

We will send the holders and, if the merger is completed, former holders of SeaChange common stock written instructions for delivery of their share certificates representing shares of SeaChange common stock. TrillerVerz shares will be in uncertificated, book-entry form unless a physical certificate is requested by the holder. Additional information on the procedures for exchanging certificates representing shares of SeaChange common stock is set forth in “The Merger— Procedure for Exchanging Certificates” beginning on page [•].

Q:	What if I do not vote on the matters relating to the merger?

A:

Because the approval of the Merger Proposal requires the affirmative vote of a majority of the shares of SeaChange common stock outstanding and entitled to vote as of the record date, if you abstain or fail to vote your shares in favor of this matter, this will have the same effect as voting your shares against the approval of the Merger Proposal. If you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the approval of the Merger Proposal, it will have the same effect as a vote against the merger. If you respond but do not indicate how you want to vote on the approval of the Merger Proposal, your proxy will be counted as a vote in favor of the approval of the Merger Proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the SeaChange board of directors with respect to that proposal.

Q:	What if I want to change my vote?

A:

If you are a stockholder of record of SeaChange, you may send a later-dated, signed proxy card so that it is received prior to the special meeting, or you may attend the special meeting and vote your shares electronically. You may also revoke your proxy card by sending a notice of revocation that is received prior to the special meeting to Elaine Martel, SeaChange’s General Counsel and Secretary, by telephone at (508) 208-9699, or by email at elaine.martel@schange.com. You may also change your vote via the Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

If your shares are held in “street name” by a broker or other nominee, you should follow the instructions provided by your broker or other nominee to change your vote.

Q:	Do I have appraisal rights?

A:	Holders of SeaChange common stock and Triller units are not entitled to appraisal rights in connection with the merger.

Additional information about the SeaChange stockholders’ appraisal rights is set forth in “Information about the Special Meeting of SeaChange Stockholders—Appraisal Rights” beginning on page [•].

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

The board of directors of SeaChange is soliciting proxies to be voted at the special meeting. We will pay the cost of soliciting proxies for the special meeting. We have engaged Morrow Sodali LLC, to assist in the solicitation of proxies for the special meeting. We will pay Morrow Sodali LLC a fee of approximately $25,000 plus disbursements and a per call fee for any incoming or outgoing stockholder calls for such services. We will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	How do I make an election as to the form of merger consideration I wish to receive in the merger?

A:

At the time of mailing of this proxy statement/prospectus, each record holder of SeaChange common shares that will be converted is also separately being sent an election form and letter of transmittal (an “election form”). The election form contains instructions for making a selection of merger consideration and for surrendering your SeaChange common shares in exchange for the merger consideration. Computershare, the exchange agent for the merger (the “exchange agent”), or SeaChange, as specified in your election form, must receive your properly completed and signed election form and your stock certificates or book-entry shares, and any additional documents specified in the election form, by no later than the election deadline in order for your choice as to the form of merger consideration to be considered with those timely made by the other SeaChange stockholders (including holders of SeaChange equity awards that have been converted). Triller and SeaChange currently anticipate that the “election deadline” will be 5:00 p.m., Eastern time, on [ ], 2022. Triller and SeaChange will issue a joint press release announcing the anticipated date of the election deadline at least five business days prior to the election deadline. If the SeaChange stockholders’ meeting is delayed, the election deadline will be similarly delayed to a subsequent date, and Triller and SeaChange will promptly announce any such delay and, when determined, the rescheduled election deadline. SeaChange stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the election deadline.

You will be able to specify on the election form:

•	the number of shares of SeaChange common stock with respect to which you elect to receive the Cash/Notes Consideration; or

•	the number of shares of SeaChange common stock with respect to which you elect to receive the Stock Consideration.

If you do not submit an election form prior to the election deadline, you will be deemed to have indicated that you are making no election, and you will receive the Stock Consideration. A form of the election form for SeaChange stockholders is attached as Annex C to this proxy statement/prospectus. For additional information on the election procedures, see the section entitled “The Merger—Election Procedures” beginning on page [    ].

Q:	What happens if I do not make a valid election as to the form of merger consideration before the election deadline?

A:

If you do not make a valid election as to the form of merger consideration before the election deadline, you will be deemed to have elected the Stock Consideration and will receive such merger consideration as is determined in accordance with the Merger Agreement. If the merger is completed, the exchange agent will send any SeaChange stockholder who does not make a valid election a new letter of transmittal that such stockholder can use to surrender its SeaChange common shares in exchange for the merger consideration.

Q:	Can I change my election as to the form of merger consideration?

A:

Yes. You can change your election as to the form of merger consideration by submitting a properly completed and signed revised election form. For a change of election to be effective, your signed revised election form must be received before the election deadline. See “The Merger—Election Procedures” beginning on page [        ].

Q:	Should SeaChange stockholders send in their stock certificates with the enclosed proxy?

A:

No. SeaChange stockholders should not send in any stock certificates with the enclosed proxy. At the time of mailing of this proxy statement/prospectus, each record holder of SeaChange common shares is also separately being sent an election form. The election form contains instructions for surrendering your SeaChange common shares to the exchange agent in exchange for the merger consideration. For information regarding delivery of your stock certificates, if any, see “The Merger—Election Procedures” beginning on page [    ].

Q:	If I become a SeaChange stockholder of record after the SeaChange record date and want to receive the Cash/Notes Consideration, how can I elect to do so?

A:

Any SeaChange stockholder who does not receive an election form, whether due to the fact that they become a stockholder of record after the SeaChange record date or otherwise, may request one from SeaChange by contacting the [exchange agent or SeaChange’s corporate secretary at [                        ],] and SeaChange will make an election form available to you.

Q:

I own shares of SeaChange common stock. Can I sell my shares of SeaChange common stock after I make my election to receive the Cash/Notes Consideration or Stock Consideration or if I do not make an election by the deadline?

A:

No. After a SeaChange stockholder has submitted a form of election, under the terms of the election, he or she will not be able to sell any shares of SeaChange common stock covered by his or her form of election unless he or she revokes his or her election before the deadline by written notice received by the exchange agent prior to the election deadline. In addition, once the election deadline has passed, no shares of SeaChange common stock may be sold. While the parties have agreed to establish an election deadline that is a relatively short time before the anticipated completion date of the merger, there can be no assurance that unforeseen circumstances will not cause the completion of the merger to be delayed after the deadline has been established.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card you should contact:

Elaine Martel, Vice President, General Counsel and Secretary

SeaChange International, Inc.

Tel: (508) 208-9699

Email: elaine.martel@schange.com

You may also contact our proxy solicitor at:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: Individuals can call toll-free at (800) 662-5200 or banks and brokers can call collect at (203) 658-9400 Email: [•]

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the special meeting.

You may also obtain additional information about us from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger, the proposals being considered at the special meeting of SeaChange stockholders, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement attached as Annex A and the other annexes to which you are referred herein. For more information, please see the section entitled “Where You Can Find More Information” beginning on page [•] of this proxy statement/prospectus.

The Companies (see page [•])

Triller Hold Co LLC

2121 Avenue of the Stars, Suite 2350

Los Angeles, California 90067

Triller Hold Co LLC (“Triller”) is an artificial intelligence (“AI”) platform for creators by creators, and one of the first “open garden” ecosystems to embrace decentralization as a leader of the movement to Web3. Since launching in 2019, Triller has grown from a single mobile app to a portfolio of AI-powered services for creators and brands, spanning content creation, measurement, conversation and engagement, and monetization. Triller is an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content through its mobile app, streaming platform, and virtual and live events. Triller also produces music, sports, lifestyle, fashion and entertainment content and live events that elevates culture and provides a turnkey platform for partners and customers to do the same.

SeaChange International, Inc.

177 Huntington Avenue, Suite 1703, PMB 73480

Boston, Massachusetts 02115

Founded on July 9, 1993, SeaChange International, Inc. (“SeaChange”) is an industry leader in the delivery of multiscreen, advertising and premium over-the-top (“OTT”) video management solutions. SeaChange provides first-class video streaming, linear TV, and video advertising technology for operators, content owners, and broadcasters globally. SeaChange’s technology enables operators, broadcasters, and content owners to cost-effectively launch and grow premium linear TV and direct-to-consumer streaming services to manage, curate, and monetize their content. SeaChange helps protect existing and develop new and incremental advertising revenues for traditional linear TV and streaming services with its unique advertising technology. SeaChange enjoys a rich heritage of nearly three decades of delivering premium video software solutions to its global customer base.

The Merger (see page [•])

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporations Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), at the effective time, Triller will merge with and into SeaChange, with SeaChange as the surviving corporation. The combined business of Triller and SeaChange for periods following completion of the merger is sometimes referred to as the “combined company,” the “surviving company,” or “TrillerVerz Corp.”

Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that Triller issues $250 million of Triller Convertible Notes which convert in connection with the proposed merger at an agreed discount of 20% to an assumed $5 billion Triller valuation (before the conversion of the Triller Convertible Notes), the stockholders of SeaChange (including SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units) would own approximately

2.3% of the surviving company and the holders of Triller (including Triller optionholders and warrant holders) would hold approximately 97.7% of the surviving company. If all stockholders of SeaChange elect to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the surviving company, and the Triller holders (including Triller optionholders and warrant holders) would collectively own 100% of the surviving company (other than SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units).

Reasons for the Merger (see page [•])

Each of SeaChange and Triller considered various reasons for seeking the merger. For example, SeaChange considered, among other things:

•	the ability to obtain immediate economies of scale from an operations standpoint and access to additional revenue, working capital, and business opportunities;

•	the ability to capitalize on potential synergies between the businesses;

•	the anticipated benefits of a merger between SeaChange and Triller, taking into account the results of SeaChange’s due diligence review of Triller and information provided by Triller’s management;

•

the ability to realize a strategic alternative that materialized in calendar year 2021 after SeaChange ran a process to evaluate other various strategic alternatives in calendar year 2020 that did not yield any substantial results that would have been beneficial for SeaChange’s stockholders;

•

the form and amount of the merger consideration, including the ability of SeaChange stockholders to participate in the future performance of the combined company or receive the Cash/Notes Consideration;

•	the ability to realize a valuation of SeaChange of approximately $100 million that is significantly higher than the average trading price of $[ ] over the last [ ] months;

•	the ability to reduce and mitigate overall business execution risk that comes with being a micro-cap public company; and

•	the ability to expand the opportunity for strategic partnerships.

The SeaChange board also considered the following potential risks and negative factors relating to the merger:

•	the Merger Agreement obligates SeaChange to pay a substantial termination fee if the Merger Agreement is terminated under certain circumstances;

•	SeaChange will lose the autonomy and local strategic decision-making capabilities associated with being an independent entity;

•

while the merger is pending, SeaChange’s officers and employees will have to focus extensively on actions required to complete the merger, which could divert their attention from SeaChange’s business, and SeaChange will incur substantial costs even if the merger is not consummated;

•	the merger could result in employee attrition and have a negative effect on business and customer relationships;

•

the possibility that the regulatory and other approvals necessary for the merger contemplated by the Merger Agreement will not be received in a timely manner or at all or may contain unacceptable conditions;

•	the fact that there can be no assurance that all of the conditions to the parties’ obligations to complete the merger will be satisfied and that the merger will be consummated;

•	the fact that stockholder litigation is common in connection with public company mergers;

•	the fact that, subject to certain exceptions, SeaChange would be prohibited from soliciting other acquisition proposals after execution of the Merger Agreement;

•	the possibility of encountering difficulties in successfully integrating SeaChange’s business, operations, and workforce with those of Triller; and

•	the other risks described under the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Triller’s primary reasons for seeking the merger are:

•

to obtain for its holders the liquidity advantages associated with owning common stock in a publicly traded company listed on Nasdaq (and which has a large number of street-name beneficial owners of common stock), as opposed to owning their current illiquid Triller private-company units;

•

to, in accordance with Nasdaq’s rules, structure a combination that enables the preservation of SeaChange’s existing Nasdaq listing by satisfying all of Nasdaq’s financial and other requirements for doing so, instead of seeking Nasdaq listing anew;

•	to obtain immediate economies of scale from an operations standpoint and access to additional revenue, and working capital from SeaChange, ultimately strengthening its balance sheet;

•

to obtain for its holders a supermajority interest in the surviving company as a vehicle, with the surviving company’s common stock listed on Nasdaq to carry forward (on a consolidated basis) Triller’s legacy and prospective business efforts;

•	to gain access to the public capital markets and leverage the company’s common stock as currency for future mergers and acquisitions;

•	to avoid the cost and risk which the method of going public by making a traditional underwritten initial public offering would entail; and

•	to capitalize on potential synergies between the business (e.g., digital streaming and advertising).

Material U.S. Federal Income Tax Considerations (see page [•])

SeaChange and Triller intend that the merger will qualify as (i) an exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) in respect of the transactions described in § 1.5(a)(i) of the Merger Agreement; (ii) a distribution in redemption of stock pursuant to Sections 302(a) and 302(b) of the Code in respect of the transactions described in § 1.5(a)(ii)(A) of the Merger Agreement; and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code in respect of the transactions described in § 1.5(a)(ii)(B) of the Merger Agreement.

Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Considerations” beginning on page [•] of this proxy statement/prospectus for a general discussion of the material U.S. federal income tax consequences of the merger. You are strongly urged to consult your own tax advisors as to the specific tax consequences to you of the merger.

Overview of the Merger Agreement

Merger Consideration (see page [•])

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of SeaChange Class A common stock (the “Stock Consideration”) determined by dividing the Cash/Notes Consideration that a holder would have received by the Triller Convertible Notes Conversion Price and then multiplying this quotient by the Company Class A/B Exchange Ratio, such consideration and exchange ratio further described in the sections entitled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” and “The Merger Agreement—Merger Consideration” beginning on pages [        ] and [        ] of this proxy statement/prospectus, respectively. If an election is not made or is not properly made with respect to any shares of SeaChange common stock, then such shares of SeaChange common stock shall be deemed to have elected to receive the Stock Consideration.

Each Triller Class A common unit and Triller Class B common unit outstanding immediately prior to the effective time of the merger will automatically convert into the right to receive shares of SeaChange Class A common stock in the amount equal to the Company Class A/B Exchange Ratio, and each Triller Class C common unit outstanding immediately prior to the effective time of the merger will automatically convert into the right to receive shares of SeaChange Class B Common Stock, in an amount equal to the Company Class C Exchange Ratio and further described in the section entitled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” beginning on page [        ] of this proxy statement/prospectus.

For a more complete description of the merger consideration, please see the sections entitled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” and “The Merger Agreement —Merger Consideration” beginning on pages [        ] and [        ] of this proxy statement/prospectus, respectively.

Treatment of Triller Service Provider Units (see page [•])

Holders of Triller service provider units would receive a number of shares of SeaChange Class A common stock calculated in accordance with the Company Class A/B Exchange Ratio and any unvested service provider units would remain subject to the vesting requirements under the applicable award agreement.

Treatment of Triller Options and Warrants (see page [•])

Each Triller warrant that is outstanding and unexercised immediately before the effective time will be converted into and become a warrant to purchase SeaChange Class A common stock and each Triller option that is outstanding immediately prior to the effective time will be assumed by SeaChange and converted into an option to purchase shares of SeaChange Class A common stock, each as further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page [        ] of this proxy statement/prospectus.

Treatment of Triller Convertible Notes (see page [•])

All Triller Convertible Notes outstanding immediately prior to the effective time will convert into Triller Class B common units immediately prior to the effective time, which will be converted into shares of SeaChange Class A common stock, as further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page [        ] of this proxy statement/prospectus.

Treatment of SeaChange Options and DSUs/PSUs/RSUs (see page [•])

Each outstanding and unexercised SeaChange option (i) whose exercise price is less than the Buyer Share Closing Price (as defined in the Merger Agreement) as of the effective time will fully vest, be cancelled as of immediately prior to the effective time and be converted into the right (net of the applicable exercise price) to receive the Stock Consideration and (ii) whose exercise price is equal to or greater than the Buyer Share Closing Price as of the effective time will become exercisable for shares of SeaChange Class A common stock and otherwise have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such SeaChange option immediately before the effective time, subject to certain exceptions, as further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page [        ] of this proxy statement/prospectus.

Each of the SeaChange deferred stock units (“DSUs”), performance stock units (“PSUs”) or restricted stock units (“RSUs”) outstanding under the SeaChange stock plans immediately prior to the effective time will vest in full and become free of restrictions and will be treated as a share of SeaChange common stock that will be cancelled and converted automatically into the right to receive the Stock Consideration, as further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page [        ] of this proxy statement/prospectus.

Election Procedures (see page [•])

At the time of mailing of this proxy statement/prospectus, each record holder of SeaChange common shares that will be converted is also separately being sent an election form and letter of transmittal (an “election form”). The election form contains instructions for making a selection of merger consideration and for surrendering your SeaChange common shares in exchange for the merger consideration. Computershare, the exchange agent for the merger (the “exchange agent”), or SeaChange, as specified in your election form, must receive your properly completed and signed election form and your stock certificates or book-entry shares, and any additional documents specified in the election form, by no later than the election deadline in order for your choice as to the form of merger consideration to be considered with those timely made by the other SeaChange stockholders (including holders of SeaChange equity awards that have been converted).

Triller and SeaChange currently anticipate that the “election deadline” will be 5:00 p.m., Eastern time, on [                ], 2022. Triller and SeaChange will issue a joint press release announcing the anticipated date of the election deadline at least five business days prior to the election deadline. SeaChange stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the election deadline.

You will be able to specify on the election form:

•	the number of shares of SeaChange common stock with respect to which you elect to receive the Cash/Notes Consideration; or

•	the number of shares of SeaChange common stock with respect to which you elect to receive the Stock Consideration.

If you do not submit an election form prior to the election deadline, you will be deemed to have indicated that you are making no election, and you will receive the Stock Consideration.

For a complete discussion of the election procedures, see “The Merger—Election Procedures” beginning on page [        ] of this proxy statement/prospectus.

Conditions to the Completion of the Merger (see page [•])

To consummate the merger, SeaChange stockholders must approve each of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal.

In addition to obtaining such stockholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement is described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [        ] of this proxy statement/prospectus.

No Shop (see page [•])

Each of SeaChange and Triller agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, SeaChange and Triller will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined herein);

•	furnish any non-public information with respect to it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

•

execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” (as defined herein), other than a confidentiality agreement permitted by the Merger Agreement; or

•	publicly propose to do any of the above.

For a complete discussion of the no shop provision, see “The Merger Agreement—No Shop” beginning on page [        ] of this proxy statement/prospectus.

Termination (see page [•])

Either SeaChange or Triller may terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated. For a complete discussion of the termination provision, see “The Merger Agreement—Termination” beginning on page [        ] of this proxy statement/prospectus.

Termination Fee and Expenses (see page [•])

If the Merger Agreement is terminated under certain circumstances, SeaChange or Triller will be required to pay the other party a termination fee of $4 million and certain transaction expenses as described under the section entitled “The Merger Agreement—Termination Fee and Expenses” beginning on page [        ] of this proxy statement/prospectus.

Buyer Senior Notes (see page [•])

As part of the merger consideration, TrillerVerz may issue up to an aggregate principal amount of up to $75 million of convertible, secured notes, as such amount may be adjusted pursuant to the terms of the Merger Agreement. The notes will bear interest at an annual rate of 5.0% interest, payable on the maturity date in arrears and have a final maturity date of                 , 2023. In addition, upon the occurrence of certain events, the notes will convert, or may be converted, into shares of Class A common stock of TrillerVerz at a specified conversion rate, subject to adjustment for certain events. For additional information, see the section entitled “Description of Notes” beginning on page [        ] of this proxy statement/prospectus.

Nasdaq Listing (see page [•])

SeaChange and Triller have agreed, among other things, to use commercially reasonable efforts to obtain approval of the listing of the surviving company on Nasdaq and to file an initial listing application for SeaChange Class A common stock on Nasdaq and cause such Nasdaq listing application to be conditionally approved prior to the effective time under the ticker symbol “ILLR”.

Management Following the Merger (see page [•])

From and after the effective time, the board of directors of the combined company will be composed of seven members, with all members to be designated by Triller.

It is expected that Mahinda de Silva, the current chief executive officer of Triller’s wholly-owned subsidiary, Triller, Inc., will serve as the chief executive officer, executive chairman of the board of directors and a director of the combined company following the merger, Paul Kahn, the current chief financial officer of Triller and Triller, Inc., will serve as the chief financial officer of the combined company following the merger, M. Darren Traub, general counsel of Triller and Triller, Inc., will become the secretary of the combined company, and Joseph Smarr, the current chief technology officer of Triller, Inc. will serve as the chief technology officer of the combined company. It is also expected that Ryan Kavanaugh, Bobby Sarnevesht, Mahinda de Silva, Mike Lu, Carl Dorvil, Frank Schilling and Adel Ghazzawi will be appointed by Triller as directors of the combined company following the merger.

Interests of Certain Directors and Officers of SeaChange and Triller (see page [•])

At the effective time, SeaChange executive officers will be eligible to receive enhanced severance cash compensation under their respective Change in Control Severance Agreements upon termination of their respective employment for a Covered Termination. In addition, the executive officers and the non-employee directors of SeaChange will also receive accelerated vesting of their current outstanding equity awards at the effective time. All accelerated vested equity awards and outstanding vested stock option awards (other than out-of-the-money stock options) for the executive officers and the non-employee directors will be treated as a share of SeaChange common stock that will be cancelled and converted automatically into the right to receive the Stock Consideration, as further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock Options, Other Awards and Warrants” beginning on page [    ] of this proxy statement/prospectus in connection with the merger.

At the effective time, some of Triller’s current directors and executive officers will become directors and executive officers of the surviving company. Directors will receive cash compensation and equity award grants for their services to the surviving company. Some of Triller’s current directors will experience an increase in their total compensation by virtue of serving on the board of directors of the surviving company. Executive officers will continue to receive cash compensation in accordance with their current compensation packages and will be eligible to receive equity awards.

Support Agreement (see page [•])

Concurrently with the execution of the Merger Agreement, Triller entered into the Support Agreement with TAR Holdings LLC (the “Company Stockholder”). Pursuant to the Support Agreement, the Company Stockholder agreed to (i) vote all of its SeaChange common shares in favor of the approval of the Buyer Stockholder Matters (as defined in the Merger Agreement) and adoption of the Merger Agreement and against, among other things, any acquisition proposal or acquisition transaction and (ii) not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. On January 31, 2022, the Support Agreement terminated. For a further discussion on the Support Agreement, please see “Agreements Related to the Merger—Support Agreement” beginning on page [•]].

Rights Agreement Amendment (see page [•])

Concurrently with the execution of the Merger Agreement, SeaChange entered into Amendment No. 3 (the “Rights Agreement Amendment”) to the Rights Agreement by and between SeaChange and Computershare Inc., dated as of March 4, 2019 (the “Rights Agreement”). The Rights Agreement Amendment, among other things, permits the execution of the Merger Agreement and exempts the performance and consummation of the transactions contemplated by the Merger Agreement, including the merger, and the Support Agreement, without triggering the provisions of the Rights Agreement. Immediately prior to the effective time, all outstanding rights under the Rights Agreement will expire and cease to be exercisable.

Opinion of SeaChange’s Financial Advisor (see page [•])

Our financial advisor, Scura Partners, delivered a written opinion, dated January 28, 2022, to our board of directors to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, (i) the Merger Consideration as a whole was fair from a financial view to the holders of SeaChange Common Stock, and (ii) the Buyer Stock Merger Consideration was fair from a financial view to the holders of SeaChange Common Stock. In addition, Scura Partners reaffirmed the fairness opinion to the Board of Directors of SeaChange dated December 21, 2021 that the Cash/Notes Merger Consideration was fair from a financial view to the holders of SeaChange Common Stock without any assumption that there shall be no diminution in the economic value of Buyer Senior Notes as a result of conversion of those notes.

The full text of the opinion, which describes the assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications contained in such opinion, is attached to this proxy statement/prospectus as Annex [•] and is incorporated herein by reference. We urge you to read the opinion carefully in its entirety. Scura Partners’ opinion does not constitute a recommendation to any holder of shares of our common stock as to how such holder should vote or act with respect to the Merger Proposal.

Risk Factors (see page [•])

Both Triller and SeaChange are subject to various risks associated with their businesses and their industries. You should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors” beginning on page [•].

These risks include, but are not limited to:

Risks Related to the Merger

•	SeaChange’s merger with Triller Hold Co LLC is subject to various closing conditions and there can be no assurances as to its completion on a timely basis or at all.

•

Because the market price of SeaChange’s common stock has fluctuated and may continue to fluctuate, its stockholders cannot be sure of the value of the consideration they will receive as a result of the merger.

•	Failure to close the merger could negatively impact the price of SeaChange’s common stock, potential future business and the financial results.

•	Acquisitions or divestitures may adversely affect SeaChange’s financial condition.

•	Triller unitholders and SeaChange stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

•	The historical audited and unaudited pro forma condensed combined financial information may not be representative of results after the merger.

•	Two shareholders will have majority control over all stockholder decisions because they will control a substantial majority of its voting stock.

Risks Related to SeaChange

•

SeaChange’s business is dependent on customers’ continued spending on video solutions and services and a reduction in such spending would adversely affect its business, financial condition and operating results.

•	SeaChange may be unsuccessful in its efforts to become a company that primarily provides software solutions.

•	If SeaChange fails to respond to rapidly changing technologies related to multiscreen video, its business, financial condition and results of operations would be materially adversely affected.

•

SeaChange’s customer base has been highly concentrated among a limited number of large customers and the loss of any of these customers could have a material adverse effect on SeaChange’s business, financial condition and results of operations.

•	Adoption of SeaChange’s value based selling approach for its products and services may adversely impact its revenues and operating results.

•	If there were a decline in demand or average selling prices for its products and services, SeaChange’s revenue and operating results would be materially affected.

•	If its software products contain serious errors or defects, then SeaChange may lose revenue and market acceptance and may incur costs to defend or settle claims.

•	SeaChange has experienced turnover in its senior management, which could result in operational and administrative inefficiencies and could hinder the execution of its growth strategy.

•	The effects of the ongoing COVID-19 pandemic could adversely affect SeaChange’s business, results of operations and financial condition.

•

If SeaChange is not able to obtain necessary licenses, services or distribution rights for third-party technology, its products could become obsolete or SeaChange may not be able to deliver certain product offerings.

•	SeaChange’s products are often integrated with other third-party products. Third-party delays could adversely affect its future financial operating results.

•	SeaChange could become subject to litigation regarding intellectual property rights, which could seriously harm its business and require SeaChange to incur significant legal costs.

•	The success of SeaChange’s business model could be influenced by changes in the regulatory environment.

•	SeaChange faces significant risks to its business when it engages in the outsourcing of engineering work.

•	Because SeaChange’s business is susceptible to risks associated with international operations, it may not be able to maintain or increase international sales of its products and services.

•	SeaChange faces the risk that capital needed for its business will not be available when it needs it or that it would result in substantial dilution to its stockholders.

•

If SeaChange’s cybersecurity measures are breached, SeaChange’s service may be perceived as not being secure, customers may curtail or stop using its service and SeaChange may incur significant legal and financial exposure and liabilities.

•	SeaChange may issue preferred stock whose terms could adversely affect the voting power or value of Class A common stock.

•

The terms of any future preferred equity or debt financing may give holders of any preferred securities or debt securities rights that are senior to rights of holders of Class A common stock or impose more stringent operating restrictions on our Company.

Risks Related to the Notes

•	TrillerVerz and its subsidiaries may still be able to incur substantially more indebtedness, which could further exacerbate the risks associated with its leverage and the ownership of the notes.

•

The indenture that will govern the notes offered hereby will impose significant operating and financial restrictions on us and our restricted subsidiaries, which may prevent us from capitalizing on business opportunities.

•	The Collateral may not be sufficient to secure the obligations under the notes.

•

The claims of the holders of the notes are effectively subordinated to the rights of our future secured creditors to the extent of the value of the assets securing such indebtedness which do not constitute Collateral.

•

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of the notes may not receive any payments from some or all of the guarantors.

•	We may be unable to repay or repurchase the notes at maturity.

•	We will have the right to redeem notes, subject to holders’ ability to convert such notes, at a redemption price equal to 100% of the principal amount of the notes.

•	The limited and automatic conversion features of the notes could result in holders of notes receiving less than the value of Class A common stock into which the notes would otherwise be convertible.

•	Recent and future regulatory actions and other events regarding short selling activity may adversely affect the trading price and liquidity of the notes.

Risks Related to Triller

•	If Triller’s efforts to attract users are not successful, its revenues will be affected adversely.

•	Triller must increase the scale and efficiency of its technology infrastructure to support its growth.

•	Triller may not be successful in its efforts to further monetize its streaming platform, which may harm its business.

•	Changes in public and consumer tastes and preferences and industry trends and technology could reduce demand for Triller’s services and content offerings and adversely affect its business.

•	A security incident may allow unauthorized access to its systems, networks or the data of users on the Triller app, harm its reputation, create additional liability and harm its financial results.

•

If Triller is unable to ensure that the Triller app interoperates with a variety of software applications that are developed by others, Triller may become less competitive and its results of operations may be harmed.

•

Triller relies on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase its costs and adversely affect the quality of Triller.

•	If Triller becomes subject to liability for the Internet content that it publishes or uploads from its users, the results of its operations would be affected adversely.

•	The failure to continue to create popular live events and PPV programming could adversely impact Triller’s business.

•	Triller may pay upfront expenses when planning live events and if these arrangements do not perform as it expects, its business, results of operations and financial condition may be harmed.

•	Triller has a limited operating history, which makes it difficult to forecast its revenue and evaluate its business and future prospects.

•	Triller has incurred losses each year since its inception, Triller expects its operating expenses to increase, and it may not become profitable in the future.

•	The impact of the COVID-19 global pandemic could continue to materially and adversely affect Triller’s business, financial condition and results of operations.

•	Triller depends on the continued service of the members of its executive management and other key employees, the loss or diminished performance of whom could adversely affect its business.

•	Evolving data privacy regulations may subject Triller to significant penalties.

•	Triller is subject to extensive U.S. and foreign government regulations, and its failure to comply with these regulations could adversely affect its business.

Governmental and Regulatory Approvals (see page [•])

In the United States, SeaChange must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of SeaChange common stock and the filing of this proxy statement/prospectus with the SEC. In addition, the completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Act (“HSR Act”) and the rules promulgated thereunder, the merger cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the Federal Trade Commission and the United States Department of Justice, and until the applicable waiting period has expired or has been terminated. On January 10, 2022 Triller and SeaChange each filed a premerger notification and report form under the HSR Act. The required waiting period under the HSR Act expired on February 10, 2022.

Anticipated Accounting Treatment (see page [•])

The merger will be accounted for as a reverse merger using the acquisition method of accounting, pursuant to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with SeaChange treated as the legal acquirer and Triller treated as the accounting acquirer. The total purchase price to acquire SeaChange will be allocated to the fair value of the assets acquired and assumed liabilities of SeaChange. Any excess amounts after allocating the consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill. For a more complete description of the accounting treatment of the merger, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page [ ] of this proxy solicitation statement/prospectus.

Appraisal Rights

Holders of SeaChange common stock and Triller units are not entitled to appraisal rights in connection with the merger.

Comparison of Stockholder Rights (see page [•])

The rights of stockholders of SeaChange are currently, and will continue to be, governed by the DGCL, the certificate of incorporation and the bylaws of SeaChange. After the closing of the merger, unitholders of Triller will become stockholders of SeaChange, and their rights will be governed by the DGCL and the certificate of incorporation and bylaws of SeaChange, instead of the Triller LLC Agreement and the Delaware LLC Act. For a more complete discussion of the key differences in the organizational documents of Triller and SeaChange, see “Comparison of Rights of Triller Unitholders and SeaChange Shareholders” beginning on page [        ].

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance on these statements. These forward-looking statements include, without limitation, statements that reflect our current beliefs, expectations, assumptions, estimates and projections about Triller, SeaChange, the merger and our industry. These forward-looking statements speak only as of the date of this proxy statement/prospectus. We disclaim any undertaking to publicly update or revise any forward-looking statements to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which such statements are based. These statements, which may be expressed in a variety of ways, including the use of forward looking terminology (although not all forward-looking statements contain these words), such as “believe,” “expect,” “seek,” “intend,” “may,” “will,” “should,” “could,” “potential,” “continue,” “estimate,” “plan,” or “anticipate,” or the negatives thereof, other variations thereon or compatible terminology. The combined business of Triller and SeaChange for periods following completion of the merger is sometimes referred to as the “combined company,” the “surviving company,” or “TrillerVerz Corp.”

Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified; therefore, our actual results may differ materially from those anticipated in these forward-looking statements as of the date of this proxy statement/prospectus. We believe that these factors include those related to:

•	expectations related to the terms and timing of the merger and related transactions;

•	expectations regarding Triller’s strategies and future financial performance, including Triller’s future business plans or objectives;

•	significant investments in products and services that may not achieve expected returns;

•	acquisitions, joint ventures, and strategic alliances that may have an adverse effect on our business;

•	impairment of goodwill or amortizable intangible assets causing a significant charge to earnings;

•	a disruption to our business operations caused by the COVID-19 pandemic;

•	our strategic effort to become a software solution centric company;

•	our ability to successfully compete in our rapidly evolving marketplace;

•	the uncertainties of Internet regulation;

•	changes in applicable laws or regulations;

•	changes in our customers’ discretionary spending on video solutions and services;

•	changes in customer demand and consumer preferences;

•	understanding customer contract costs due to the unavailability of historical data related to our Framework product;

•	the impact of competition and the development of innovative technologies;

•	our ability to protect our intellectual property rights;

•	our dependency on third-party products and services;

•	interruptions or delays in third-party supply or distribution;

•	our reliance on content providers to limit restrictions on licensed content for use in the multiscreen video market;

•	fluctuations in foreign currency exchange rates;

•	engaging in overseas outsourcing;

•	the expectations of our restructuring program;

•	our dependency on computer systems and information technologies; and

•	the failure of security measures and the misuse, interruption or breach of our systems or other cyber related incidents or deficiencies.

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than is described. You should consider the areas of risk and uncertainty described above and discussed under “Risk Factors” in this proxy statement/prospectus and the other documents SeaChange and Triller file with the SEC and incorporate by reference in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by SeaChange and Triller or anyone acting for any or both of them. Except as may be required by law, neither SeaChange nor Triller undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

Risks Related to the Merger

SeaChange’s merger with Triller Hold Co LLC is subject to various closing conditions, including regulatory and stockholder approvals, and other uncertainties, and there can be no assurances as to its completion on a timely basis or at all.

On December 22, 2021, SeaChange announced that it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Triller Hold Co LLC (“Triller”) pursuant to which Triller will merge with and into SeaChange (the “merger”). Upon the closing of the merger, the name of the combined company will be changed to “TrillerVerz Corp.”

The completion of the merger is subject to customary closing conditions, including approvals by SeaChange’s stockholders and Triller’s unitholders, the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of the registration statement on Form S-4 filed with the SEC in connection with the merger, Nasdaq approval of the listing of the common stock to be issued in the merger, and SeaChange and Triller each having specified levels of working capital.

The governmental agencies from which SeaChange and Triller are seeking certain approvals related to these closing conditions have broad discretion in administering the applicable governing regulations. As a condition of their respective approvals, the agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business after the closing of the merger. Such requirements, limitations, costs or restrictions could delay or prevent the closing of the merger or have a material adverse effect on the combined company’s business and results of operations following the closing of the merger.

SeaChange and Triller can provide no assurance that all required consents and approvals will be obtained or that all closing conditions will otherwise be satisfied (or waived, if applicable), and, if all required consents and approvals are obtained and all closing conditions are satisfied (or waived, if applicable), and they can provide no assurance as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the merger. Many of the closing conditions are not within SeaChange’s control or Triller’s control, and neither company can predict when or if these closing conditions will be satisfied (or waived, if applicable). Any delay in completing the merger could cause SeaChange and Triller not to realize some or all of the benefits that they expect to achieve if the merger is successfully completed within the expected timeframe.

Failure to consummate the merger could adversely affect Triller’s and SeaChange’s future prospects.

The merger is subject to the satisfaction of various closing conditions, and neither Triller nor SeaChange can guarantee that the merger will be successfully consummated. In the event that the merger is not consummated for any reason, Triller and SeaChange will be subject to many risks, including the costs related to the merger, such as legal, accounting and advisory fees, which must be paid even if the merger is not consummated, and, potentially, the payment of a termination fee under certain circumstances. If the merger is not consummated, the market price of Triller’s and SeaChange’s equity could decline. Triller and SeaChange also could be subject to litigation related to any failure to consummate the merger or related to any enforcement proceeding commenced against Triller or SeaChange to perform their respective obligations under the Merger Agreement. Finally, if the Merger Agreement is terminated, Triller or SeaChange may be unable to find another party willing to engage in a similar transaction on terms as favorable as those set forth in the Merger Agreement, or at all. This could limit each company’s ability to pursue its strategic goals in the event the merger is not consummated.

Because the market price of SeaChange’s common stock has fluctuated and may continue to fluctuate, its stockholders and Triller unitholders cannot be sure of the value of the consideration they will receive as a result of the merger.

The market price of SeaChange’s common stock has fluctuated since the date of the announcement of the merger and is expected to continue to fluctuate until the date that the merger is completed, which could occur a considerable amount of time after the date of this proxy statement/prospectus. The variations in the price of its common stock may result from a variety of factors, including, among others, general market and economic conditions, changes in the respective businesses of SeaChange and/or Triller, operations and prospects, risks inherent in each respective business, changes in market assessments of the likelihood that the merger will be completed and/or the value that may be generated by the merger and changes with respect to expectations regarding the timing of the merger and regulatory considerations. Many of these factors are beyond SeaChange’s and Triller’s control.

Because the Cash/Notes Consideration and Stock Consideration will not be adjusted for stock price changes and the market price of SeaChange’s common shares will fluctuate, SeaChange stockholders cannot be sure of the value of the merger consideration they will receive.

Upon completion of the merger, the stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of promissory notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of SeaChange Class A common stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such SeaChange stockholder had purchased the Triller Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed merger.

Neither the Cash/Notes Consideration nor Stock Consideration will change to reflect changes in the market price of SeaChange’s common shares. The market price of SeaChange’s common shares at the time of completion of the merger may vary significantly from the market price of SeaChange’s common shares on the date the Merger Agreement was executed, the date of this proxy statement/prospectus and the date of SeaChange’s special meeting.

The value of the Cash/Notes Consideration and Stock Consideration may differ considerably.

Since the market value of the Stock Consideration will continuously change with the market price for SeaChange’s common stock, it is possible that, at any point in time including at the time of SeaChange’s special meeting, the election deadline and the effective time of the merger, the Cash/Notes Consideration could be worth more, less or the same amount as the Stock Consideration. Further, because the stockholders of SeaChange will not be able to change their election after the election deadline, they may receive per share merger consideration that is worth less than the other per share merger consideration they could have elected, even if the per share merger consideration they elected to receive is worth more at the election deadline than the per share merger consideration they actually receive.

Current SeaChange stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that Triller issues $250 million of Triller Convertible Notes which convert in connection with the proposed merger at an agreed discount of 20% to an assumed $5 billion Triller valuation (before the conversion of the Triller Convertible Notes), the stockholders of SeaChange (including SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units) would own approximately

2.3% of the surviving company and the holders of Triller (including Triller optionholders and warrant holders) would hold approximately 97.7% of the surviving company. If all stockholders of SeaChange elected to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the surviving company, and the Triller holders would collectively own 100% of the surviving company (other than SeaChange optionholders and holders of SeaChange deferred stock units, performance stock units and restricted stock units).

SeaChange stockholders currently have the right to vote for their respective directors and on other matters affecting SeaChange. When the merger occurs, the stockholders of SeaChange would own a percentage ownership of the combined company that is significantly smaller than SeaChange stockholders’ percentage ownership of SeaChange. As a result of these reduced ownership percentages, former SeaChange stockholders will have less influence on the management and policies of the combined company than they now have with respect to SeaChange.

Failure to close the merger could negatively impact the price of SeaChange’s common stock and potential future business and the financial results of each SeaChange and Triller.

If the merger is not completed for any reason, each of SeaChange’s and Triller’s ongoing business may be adversely affected and, without realizing the potential benefits of the completion of the merger, each of SeaChange and Triller would be subject to a number of risks, including the following:

•	it may be required to pay certain costs and expenses relating to the merger;

•	if the Merger Agreement is terminated under specified circumstances, it may be obligated to reimburse certain transaction expenses;

•	it may experience negative reactions from the financial markets, including negative impacts on the market price of SeaChange’s common stock;

•

the manner in which customers, vendors, business partners and other third parties perceive SeaChange and/or Triller may be negatively impacted, which in turn could affect its ability to compete for new business or to obtain renewed business;

•

the time and resources expended by its management on matters relating to the merger could otherwise have been devoted to other opportunities that may have been beneficial to SeaChange and/or Triller; and

•	it could be subject to litigation related to any failure to close the merger or related to any proceeding commenced against SeaChange and/or Triller to perform obligations under the Merger Agreement.

If the merger does not close, these risks may materialize and may adversely affect each of SeaChange’s and Triller’s business, financial results and price of SeaChange’s common stock.

Litigation filed against SeaChange and/or Triller could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

SeaChange and/or Triller and members of their board of directors, among others, may in the future be parties to various claims and litigation related to the Merger Agreement and the merger. The results of complex legal proceedings are difficult to predict, and could delay or prevent the completion of the merger in a timely manner or at all, and could result in substantial costs to SeaChange and/or Triller, including, but not limited to, costs associated with the indemnification of its directors and officers. Moreover, such litigation could be time-consuming and expensive, and such litigation could divert management’s attention away from each of SeaChange’s and Triller’s business. Adverse rulings in any of these lawsuits could have a material adverse effect on each of SeaChange’s and Triller’s financial condition.

Acquisitions or divestitures may adversely affect each of SeaChange’s and Triller’s financial condition.

SeaChange and Triller could acquire additional products, technologies or businesses, or enter into joint venture arrangements, to complement or expand each of its business, or engage in divestitures. Negotiation of potential acquisitions, divestitures or joint ventures and its integration or transfer of acquired or divested products, technologies or businesses, could divert management’s time and resources.

As part of its strategy for growth, each SeaChange and Triller may continue to explore acquisitions, divestitures, or strategic collaborations, which may not be completed or may not be ultimately beneficial to it.

Acquisitions or divestitures may pose risks to its operations, including:

•	problems and increased costs in connection with the integration or divestiture of the personnel, operations, technologies or products of the acquired or divested businesses;

•	unanticipated costs;

•	potential disruption of its business and the diversion of management’s attention from its core business during the acquisition or divestiture process;

•	inability to make planned divestitures of businesses on favorable terms in a timely manner or at all;

•	acquired assets becoming impaired because of technical advancements or worse-than-expected performance by the acquired company; and

•	entering markets in which it has no, or limited, prior experience.

Additionally, in connection with any acquisitions or investments SeaChange could:

•	issue stock that would dilute its existing stockholders’ ownership percentages;

•	incur debt and assume liabilities;

•	record contingent liabilities estimated for potential earnouts based on achieving financial targets;

•	obtain financing on unfavorable terms;

•	incur amortization expenses related to acquired intangible assets or incur large and immediate write-offs;

•

incur large expenditures related to office closures of the acquired companies, including costs relating to the termination of employees and facility and leasehold improvement charges resulting from it having to vacate the acquired companies’ premises; and

•	reduce the cash that would otherwise be available to fund operations or for other purposes.

SeaChange and/or Triller may not fully realize the benefits of its completed acquisitions, including the merger if consummated, or it may take longer than it anticipates for it to achieve those benefits. Future acquisitions may be difficult to integrate, disrupt its business, dilute stockholder or unitholder value or divert management attention.

SeaChange and/or Triller has acquired and may in the future seek to acquire or invest in new businesses, products or technologies that it believes could complement or expand its business, augment its market coverage, enhance its technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for SeaChange and/or Triller, including:

•

difficulties in assimilation of acquired personnel, operations, technologies or products that may affect its ability to develop new products and services and compete in its rapidly changing marketplace due to a resulting decrease in the quality of work and innovation of its employees upon which SeaChange’s and/or Triller’s business is dependent;

•

delays in realizing, or failure to realize, the anticipated benefits of an acquisition. Even if it can integrate these businesses and operations successfully, SeaChange and/or Triller may not realize the full benefits it expects to achieve, within the anticipated timeframe, or at all. If a company SeaChange and/or Triller purchases does not perform as expected, SeaChange’s and/or Triller’s investment could become impaired or it could discontinue the operations and its financial results could be negatively impacted;

•	adverse effects on the business relationships with pre-existing suppliers and customers of both companies; and

•	uncertainty among current and prospective employees regarding their future roles with SeaChange and/or Triller, which might adversely affect its ability to retain, recruit and motivate key personnel.

The market price of the combined company’s common stock after the merger may be affected by factors different from those currently affecting the financial condition, results of operations and business of Triller or SeaChange.

The business of Triller differs from the SeaChange business in important respects and, accordingly, the results of operations and the market price of the combined company’s common stock following the merger may be significantly different from those currently affecting the independent results of operations of Triller or SeaChange. For a discussion of the businesses of Triller and SeaChange and of certain factors to consider in connection with those businesses, see the risks described elsewhere in “Risk Factors” and throughout this prospectus.

The termination fee and restrictions on solicitation contained in the Merger Agreement may discourage other companies from trying to acquire Triller or SeaChange.

Until the effective time of the merger, with certain exceptions, the Merger Agreement prohibits Triller and SeaChange from entering into or soliciting any acquisition proposal or offer for a merger or other business combination with any other party. The merger agreement provides Triller and SeaChange with specified termination rights. If the merger agreement is terminated by Triller or SeaChange to accept a superior acquisition proposal or under other circumstances specified in the Merger Agreement, Triller or SeaChange will be required to pay a termination fee of $4 million or reimburse certain transaction expenses, depending on the reason for such termination. These provisions could discourage other companies from trying to acquire Triller or SeaChange unless those other companies are willing to offer significantly greater value. Triller or SeaChange has no corresponding right to terminate the merger agreement with respect to a superior acquisition proposal for Triller or SeaChange.

Some of Triller’s and SeaChange’s directors and officers may have interests that are different from the combined company’s directors and officers which may influence them to support or approve the merger and the issuance of shares of SeaChange common stock in the merger.

Certain officers and directors of Triller and SeaChange participate in arrangements that provide them with interests in the merger that are different from those of other shareholders, including in some cases, their continued service as a director of the combined company, severance benefits under the terms of their existing employment agreements, acceleration of vesting or preferential treatment with respect to equity awards held by executive officers and continued indemnification of directors and officers. These interests, among others, may influence the officers and directors of Triller and SeaChange to support or approve the merger and the issuance of shares of SeaChange common stock in the merger.

Triller unitholders and SeaChange stockholders may not realize a benefit from the merger commensurate with the ownership dilution they will experience in connection with the merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the merger, Triller unitholders and SeaChange stockholders will have experienced substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the merger. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price following the merger. Even if the combined company were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

The combined company will be a “smaller reporting company” and the reduced disclosure requirements applicable to smaller reporting companies may make its common stock less attractive to investors.

The combined company will be considered a “smaller reporting company.” It is therefore entitled to rely on certain reduced disclosure requirements, such as an exemption from providing selected financial data and executive compensation information. It is also exempt from the requirement to obtain an external audit on the effectiveness of internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act. These exemptions and reduced disclosures in its SEC filings due to its status as a smaller reporting company mean combined company’s auditors do not review its internal control over financial reporting and may make it harder for investors to analyze its results of operations and financial prospects. The combined company cannot predict if investors will find it common stock less attractive because it may rely on these exemptions. If some investors find its common stock less attractive as a result, there may be a less active trading market for its common stock and its stock prices may be more volatile.

The historical audited and unaudited pro forma condensed combined financial information may not be representative of results after the merger.

The historical audited and unaudited pro forma condensed combined financial information included elsewhere in this prospectus has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the date indicated, nor is it indicative of future operating results or financial position.

If Triller fails to maintain an effective system of disclosure controls and internal control over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that Triller maintain effective disclosure controls and procedures and internal control over financial reporting. Triller is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by it in the reports that Triller will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to its principal executive and financial officers. Triller is also continuing to improve its internal control over financial reporting. For example, as Triller has prepared to become a public company, it has worked to improve the controls around its key accounting processes and its quarterly close process, Triller has implemented a number of new systems to supplement its systems as part of its control environment, and Triller has hired additional accounting and finance personnel to help it implement these processes and controls. In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting, Triller has expended, and anticipate that it will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, Triller may experience material weaknesses in its controls. In addition to its results determined in accordance with GAAP, Triller believes certain non-GAAP measures and key metrics may be useful in evaluating its operating performance. Triller presents certain non-GAAP financial measures and key metrics in this prospectus and intend to continue to present certain non-GAAP financial measures and key metrics in future filings with the SEC and other public statements. Any failure to accurately report and present its non-GAAP financial measures and key metrics could cause investors to lose confidence in its reported financial and other information, which would likely have a negative effect on the trading price of its common stock.

Its current controls and any new controls that Triller develops may become inadequate because of changes in conditions in its business. Further, weaknesses in its disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm its results of operations or cause it to fail to meet its reporting obligations and may result in a restatement of its consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of its internal control over financial reporting that Triller will eventually be required to include in its periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in its reported financial and other information, which would likely have a negative effect on the trading price of its common stock. In addition, if it is unable to continue to meet these requirements, Triller may not be able to remain listed on the Nasdaq. Triller is not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. As a public company, Triller will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its second annual report on Form 10-K.

Its independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which its internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could harm its business, results of operations, and financial condition and could cause a decline in the price of its common stock.

Two shareholders will have majority control over all stockholder decisions because they will control a substantial majority of its voting stock.

As a result of the Class B common stock that they or their affiliates will hold, following the merger, two directors will be able to exercise voting rights that will represent approximately 76% of the voting power of the combined company’s outstanding capital stock. The Class A common stock issued in the merger will have one vote per share, and shares of Class B common stock will lose voting rights when such shares convert into Class A common stock as such shares are sold. As a result, these two directors, and potentially either one of them alone, will have the ability to control the outcome of all matters submitted to its stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of its assets. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of its assets that its other stockholders support. Conversely, this concentrated control could allow these two directors to cause the combined company to consummate a transaction that the combined company’s other stockholders do not support. In addition, these two directors may make long-term strategic investment decisions and take risks that may not be successful and may seriously harm the combined company’s business. If either directorship with it is terminated, they will continue to have the ability to exercise the same significant voting power and potentially control the outcome of all matters submitted to its stockholders for approval.

As board members, both individuals will owe fiduciary duties to the combined company’s stockholders and must act in good faith in a manner they reasonably believe to be in the best interests of the combined company’s stockholders. As stockholders, even if they are controlling stockholders, they are entitled to vote their shares, and shares over which they have voting control, in their own interests, which may not always be in the interests of its stockholders generally. For a description of the rights of Class A common stock and Class B common stock, see “Description of Capital Stock.”

TrillerVerz will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and the Securities and Exchange Commission.

Upon the completion of the merger, two of its directors, directly or through entities they control, will own or have voting control over a majority of the outstanding shares of its common stock. As a result, TrillerVerz will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq and may elect not to comply with certain corporate governance requirements of Nasdaq, including:

•	the requirement that a majority of its board of directors consist of independent directors;

•

the requirement that director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors; and

•	the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following the merger, TrillerVerz will not be required to have a majority of independent directors and may not have a nominating and corporate governance or compensation committee or such committees may not consist entirely of independent directors. As a result, TrillerVerz’s board of directors and those committees may after the merger have more directors who do not meet Nasdaq independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If completed, the merger may not achieve its intended results, and Triller and SeaChange may be unable to successfully integrate their operations.

Triller and SeaChange entered into the Merger Agreement with the expectation that the merger will result in various benefits. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether the businesses of Triller and SeaChange can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect the combined company’s ability to achieve the anticipated benefits of the merger. The combined company’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur prior to the closing of the merger. The companies may have difficulty addressing possible differences in corporate cultures and management philosophies. The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected revenues and could adversely affect the combined company’s future business, financial condition, operating results and prospects.

The proposed Reverse Stock Split may not increase the combined company’s stock price over the long-term.

One of the purposes of the proposed Reverse Stock Split is to increase the per-share market price of SeaChange common stock in order to comply with the continued listing requirements of Nasdaq. It cannot be assured, however, that the proposed Reverse Stock Split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of SeaChange common stock will proportionally increase the market price of SeaChange common stock, it cannot be assured that the proposed Reverse Stock Split will result in any permanent or sustained increase in the market price of SeaChange common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the continued listing requirements of Nasdaq, it cannot be assured that it will continue to do so.

Risks Related to SeaChange

Risks Related to SeaChange Business and Operations

SeaChange’s business is dependent on customers’ continued spending on video solutions and services. A reduction in spending by customers would adversely affect its business, financial condition and operating results.

SeaChange’s performance is dependent on customers’ continued spending for video solutions and services. Spending for these systems and services is cyclical and can be curtailed or deferred on short notice. A variety of factors affect the amount of spending, and, therefore, SeaChange’s sales and profits, including:

•	general economic conditions; customer specific financial or stock market conditions;

•	availability and cost of capital;

•	governmental regulation;

•	demand for services;

•	competition from other providers of video solutions and services;

•	acceptance by its customers; and

•	real or perceived trends or uncertainties in these factors.

Any reduction in spending by SeaChange’s customers would adversely affect its business, financial condition and operating results. SeaChange continues to have limited visibility into the capital spending plans of its current and prospective customers. Fluctuations in SeaChange’s revenue can lead to even greater fluctuations in its operating results. SeaChange’s planned expense levels depend, in part, on its expectations of future revenue. Its planned expenses include significant investments, particularly within its research and development organization, which SeaChange believes are necessary to continue to provide innovative solutions to meet its current and prospective customers’ needs. As a result, it is difficult to forecast revenue and operating results. If its revenue and operating results are below the expectations of SeaChange’s investors and market analysts, it could cause a decline in the price of its common stock.

SeaChange’s efforts to introduce SaaS-based multiscreen service offerings may either not succeed or impair the sale of its on-site licensed offerings, the occurrence of either of which may adversely affect its financial condition and operating results.

SeaChange has devoted, and will continue to devote, considerable resources, including the allocation of capital expenditures to growing its SaaS service offering revenue over the next several years. There can be no assurance that SeaChange will meet its revenue targets for this service and if SeaChange fails to achieve its revenue goals, its growth and operating results will be materially adversely affected. Additionally, new or existing customers may choose to purchase SeaChange’s SaaS services rather than its on-premise solutions. If its customers’ purchases trend away from perpetual licenses toward its SaaS services, or to the extent customers defer orders, then SeaChange’s product revenue, and its timing of revenue, generally, may be adversely affected, which could adversely affect SeaChange’s results of operations and financial condition.

SeaChange may be unsuccessful in its efforts to become a company that primarily provides software solutions.

SeaChange’s efforts to become a company that primarily provides software solutions may result in a reduction in the range of products and services it offers and in the number of current and potential future customers. Each of these factors may increase the level of execution risk in its strategy, in that there may be increased variability in SeaChange’s revenue. If it is unsuccessful in this transition, SeaChange’s business, financial condition and results of operations may be adversely affected, and the market price of its common stock may decrease.

If SeaChange is unable to successfully compete in its marketplace, its financial condition and operating results may be adversely affected.

SeaChange currently competes against companies offering video software solutions and has increasingly seen competition from integrated end-to-end solutions and a large number of OTT players. To the extent the products developed are competitive with and not complementary to SeaChange’s products, they may be more cost-effective than SeaChange’s solutions, which could result in cable television system operators and telecommunications companies discontinuing their purchases of SeaChange’s on-demand products. Due to the rapidly evolving markets in which SeaChange competes, new competitors with greater market presence and financial resources than it has may further intensify competition. Increased competition could result in price reductions, cancellations of purchase orders, loss of business with current customers to competitors, and loss of market share which would adversely affect SeaChange’s business, financial condition and results of operations. Many of SeaChange’s current and potential competitors have greater financial, selling and marketing, technical and other resources than it does. They may be in better position to withstand any significant reduction in capital spending by customers in its markets and may not be as susceptible to downturns in a particular market. Moreover, SeaChange’s competitors may also foresee the course of market developments more accurately and sooner than it does. Although SeaChange believes that it has certain technological and other advantages over its competitors, realizing and maintaining these advantages will require a continued high level of investment by SeaChange in research and product development, marketing and customer service and support. In the future, SeaChange may not have sufficient resources to continue to make these investments or to make the technological advances necessary to compete successfully with its existing competitors or with new competitors. If SeaChange is unable to compete effectively, its business, prospects, financial condition and operating results would be materially adversely affected.

If SeaChange fails to respond to rapidly changing technologies related to multiscreen video, its business, financial condition and results of operations would be materially adversely affected because the competitive advantage of its products and services relative to those of its competitors would decrease.

The markets for SeaChange’s products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Future technological advances in the television and video industries may result in the availability of new products or services that could compete with the solutions provided by SeaChange or reduce the cost of existing products or services, any of which could enable its existing or potential customers to fulfill their video needs better and more cost efficiently than with SeaChange’s products. Its future success will depend on SeaChange’s ability to enhance its existing video products, including the development of new applications for its technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies such as the OTT market. In the future, SeaChange may not be successful in enhancing its video products or developing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, there may be services, products or technologies developed by others that render its products or technologies uncompetitive, unmarketable or obsolete, or announcements of currently planned or other new product offerings either by SeaChange or its competitors that cause customers to defer or fail to purchase its existing solutions.

SeaChange has taken and continues to take measures to address the variability in the market for its products and services, which could have long-term negative effects on its business or impact its ability to adequately address a rapid increase in customer demand.

SeaChange has taken and continues to take measures to address the variability in the market for its products and services, including due to the impact of worldwide economic cycles, to increase average revenue per unit of its sales and to reduce its operating expenses, rationalize capital expenditure and minimize customer turnover. These measures include shifting more of SeaChange’s operations to lower cost regions by outsourcing and off-shoring, implementing cost reduction programs and reducing and rationalizing planned capital expenditures and expense budgets. SeaChange cannot ensure that the measures it has taken will not impair its ability to effectively develop and market products and services, to remain competitive in the industries in which it competes, to operate effectively, to operate profitably during slowdowns or to effectively meet a rapid increase in customer demand. These measures may have long-term negative effects on SeaChange’s business by reducing its pool of technical talent, decreasing or slowing improvements in its products and services, making it more difficult to hire and retain talented individuals and to quickly respond to customers or competitors in an upward cycle.

Because its customer base has been highly concentrated among a limited number of large customers, the loss because of reduced demand by, or the return of product by one or more of these customers or the failure of revenue acceptance criteria to have been satisfied in a given fiscal quarter, could have a material adverse effect on SeaChange’s business, financial condition and results of operations.

SeaChange’s customer base is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of its revenue in any fiscal period. SeaChange’s sales to specific customers tend to vary significantly from year to year and from quarter to quarter depending upon these customers’ budgets for capital expenditures and its new product introductions. SeaChange believes that a significant amount of its revenue will continue to be derived from a limited number of large customers in the future. The loss of, reduced demand for products or related services by, or return of a product previously purchased by any of its major customers or the failure of revenue acceptance criteria to have been satisfied in a given fiscal quarter, could materially and adversely affect, either in a particular quarter or on a more long-term basis, SeaChange’s business, financial condition and results of operations.

If SeaChange is unable to retain its existing customers, SeaChange’s revenue and results of operations will be adversely affected.

A portion of SeaChange’s business is subscription-based and as it seeks to accelerate its penetration in OTT and serving new market segments with a SaaS revenue model, SeaChange will expand its subscription-based model. SeaChange’s customers have no obligation to renew their subscriptions after their subscription period expires, and SeaChange will experience losses of customers that elect not to renew, in some cases, for reasons beyond its control. Even if subscriptions are renewed, they may not be renewed on the same or on more profitable terms. As a result, its ability to retain its existing customers and grow depends, in part, on subscription renewals. SeaChange may not be able to accurately predict future trends in customer renewals, and its customers’ renewal rates have and may continue to fluctuate because of several factors, including their satisfaction or dissatisfaction with SeaChange’s services, the cost of its services and the cost of services offered by its competitors, reductions in the spending levels of SeaChange’s customers and their end users, or the introduction by competitors of attractive features and functionality. If SeaChange’s customer retention rate decreases, it may need to increase the rate at which it adds new customers in order to maintain and grow its revenue, which may require SeaChange to incur significantly higher sales and marketing expenses than it currently anticipates, or its revenue may decline. If SeaChange’s customers do not renew their subscriptions for its services, renew on less favorable terms, or do not purchase additional functionality or subscriptions, SeaChange’s revenue may grow more slowly than expected or decline, and its profitability and gross margins may be harmed or affected. SeaChange’s Framework subscription model was introduced in fiscal 2020 and, as such, it does not have historical renewal data to rely on to help it predict its future renewal rates, and SeaChange will not have relevant renewal data for a number of years.

Cancellation or deferral of purchases of SeaChange’s products or final customer acceptance could cause a substantial variation in its operating results, resulting in a decrease in the market price of SeaChange’s common stock and making period-to-period comparisons of its operating results less meaningful.

SeaChange has historically derived a substantial portion of its revenue from purchase orders that have exceeded one million dollars in value. A significant cancellation or deferral of purchases of its products or receiving final customer acceptance could result in a substantial variation in SeaChange’s operating results in any particular quarter due to the resulting decrease in revenue and gross margin. In addition, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected because its operating costs and expenses are based, in part, on SeaChange’s expectations of future revenue, and it may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Because of these factors, in some future quarter its operating results may be below guidance that SeaChange may issue or the expectations of public market analysts and investors, either of which may adversely affect the market price of its common stock. In addition, these factors may make period-to-period comparisons of SeaChange’s operating results less meaningful.

Adoption of SeaChange’s value based selling approach for its products and services may adversely impact its revenues and operating results.

In February 2019, SeaChange began providing its products and services to customers on the basis of its value based selling approach, under which customers would license its products and services. If SeaChange does not correctly understand the magnitude of expenses it will incur in connection with these new agreements, its operating results would be materially affected. In addition, its revenues may be adversely affected if the new approach results in a delay in its ability to recognize revenue, in which case SeaChange’s revenues and operating results would be materially affected.

Due to the lengthy sales cycle involved in the sale of its products, SeaChange’s quarterly results may vary and should not be relied on as an indication of future performance.

SeaChange’s software products and related services are relatively complex and their purchase generally involves a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of these products typically requires coordination and agreement among a potential customer’s corporate headquarters and its regional and local operations. For these and other reasons, the sales cycle associated with the purchase of SeaChange’s software products and services is typically lengthy and subject to a number of significant risks, including customers’ budgetary constraints and internal acceptance reviews, over which SeaChange has little or no control. Based upon all of the foregoing, SeaChange believes that its quarterly revenue and operating results are likely to vary significantly in the future, that period-to-period comparisons of its results of operations are not necessarily meaningful and that these comparisons should not be relied upon as indications of future performance.

If there were a decline in demand or average selling prices for its products and services, SeaChange’s revenue and operating results would be materially affected.

A decline in demand or average selling prices for SeaChange’s products or services in the foreseeable future, whether as a result of new product introductions by others, price competition, technological change, inability to enhance the products in a timely fashion, or otherwise, could have a material adverse effect on its business, financial condition and results of operations. Increasingly, SeaChange is seeing competition from integrated end-to-end solutions and a large number of OTT players, each of which may reduce the demand for or average selling prices of its products and services and adversely affect its business, financial condition and results of operations.

SeaChange enters into fixed-price contracts, which could subject it to losses if it has cost overruns.

While firm fixed-price contracts enable SeaChange to benefit from performance improvements, cost reductions and efficiencies, they also subject SeaChange to the risk of reduced margins or incurring losses if it is unable to achieve estimated costs and revenue. If its estimated costs exceed its estimated price, SeaChange will recognize a loss, which can significantly affect its reported results. The long-term nature of many of SeaChange’s contracts makes the process of estimating costs and revenue on fixed-price contracts inherently risky. Fixed-price development contracts are generally subject to more uncertainty than fixed-price production contracts. Many of these development programs have highly complex designs. If SeaChange fails to meet the terms specified in those contracts, its related margin could be reduced. In addition, technical or quality issues that arise during development could lead to schedule delays and higher costs to complete, which could result in a material charge or otherwise adversely affect its financial condition.

SeaChange’s products are subject to warranty claims and any significant warranty expense in excess of estimates could have a materially adverse effect on its operating results, financial condition and cash flow.

SeaChange sells its products with warranties as to the products’ performance in accordance with standard published specifications in effect at the time of delivery. There can be no assurance that the provision in its financial statements for estimated product warranty expense will be sufficient. SeaChange cannot ensure you that its efforts to reduce its risk through warranty disclaimers will effectively limit its liability. Any significant occurrence of warranty expense in excess of estimates could have a material adverse effect on its operating results, financial condition and cash flow. Further, SeaChange provides maintenance support to its customers and allocate a portion of the product purchase price to the initial warranty period and recognize revenue on a straight-line basis over that warranty period related to both the warranty obligation and the maintenance support agreement. SeaChange cannot be sure that the cost of such maintenance support will be adequately provided for in its financial statements and any additional maintenance expenses could likewise have a material adverse effect on its operating results, financial condition and cash flow.

If its software products contain serious errors or defects, then SeaChange may lose revenue and market acceptance and may incur costs to defend or settle claims.

Complex software applications, such as SeaChange’s products, often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by its customers, SeaChange’s current and future products may contain serious defects, which could result in lost revenue, lost customers, slower growth or a delay in market acceptance.

SeaChange’s customers use its products for critical business applications and, therefore, errors, defects or other performance problems could result in damage to its customers’ businesses. These errors and defects could result in product liability, services level agreement claims or warranty claims. Although SeaChange’s customer agreements typically contain provisions designed to limit its exposure to claims, including warranty disclaimers, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a claim brought against SeaChange would likely be time-consuming and costly and could seriously damage its reputation in the marketplace, making it harder for SeaChange to sell its products and/or collect payment from its customers.

SeaChange has experienced turnover in its senior management, which could result in operational and administrative inefficiencies and could hinder the execution of its growth strategy.

SeaChange has recently experienced turnover in its senior management. Mr. Yossi Aloni resigned as Chief Executive Officer (“CEO”) in January 2021, at which time Mr. Robert Pons was appointed Executive Chairman and Principal Executive Officer of SeaChange. Mr. Aloni was appointed as CEO and President in August of 2019. Mr. Chad Hassler, the Chief Commercial Officer of SeaChange, also resigned in January 2021. Mr. Peter Aquino was appointed President and CEO effective September 2021, at which time Mr. Pons resigned as Executive Chairman and Principal Executive Officer but remained Chairman of the Board. Further, the longest serving member of SeaChange’s Board was elected in 2019. The composition of SeaChange’s Board of Directors and executive management team is expected to change as a result of the merger. Lack of management continuity could harm SeaChange’s customer relationships, delay product development processes, adversely affect its ability to successfully execute its growth strategy, result in operational and administrative inefficiencies and added costs, and could impede SeaChange’s ability to recruit new talented individuals to senior management positions, which could adversely impact its results of operations, stock price and customer relationships. SeaChange’s success largely depends on its ability to integrate any new senior management within its organization in order to achieve its operating objectives, and changes in other key positions may affect its financial performance and results of operations as new members of management become familiar with SeaChange’s business.

Restructuring programs could have a material negative impact on SeaChange’s business.

To increase strategic focus and operational efficiency, SeaChange has implemented restructuring programs. In fiscal 2020, SeaChange streamlined its operations and closed its service organizations in Ireland and the Netherlands for which SeaChange realized annualized costs savings of $6.0 million. In fiscal 2021, SeaChange reduced its headcount across all departments in response to the COVID-19 pandemic for which SeaChange realized additional annualized cost savings of $7.6 million. SeaChange also transferred its technical support services to its Poland location in fiscal 2021 in an effort to further reduce cost. As a result of these restructuring efforts, the total number of employees significantly decreased. SeaChange may incur additional restructuring costs or not realize the expected benefits of these new initiatives. Further, SeaChange could experience delays, business disruptions, decreased productivity, unanticipated employee turnover and increased litigation-related costs in connection with past and future restructuring and other efficiency improvement activities, and there can be no assurance that its estimates of the savings achievable by restructuring will be realized. As a result, SeaChange’s restructuring and its related cost reduction activities could have an adverse impact on its financial condition or results of operations.

Actions that may be taken by significant stockholders may divert the time and attention of SeaChange’s Board of Directors and management from its business operations.

Campaigns by significant investors to effect changes at publicly-traded companies continue to be prevalent. There can be no assurance that one or more current or future stockholders will not pursue actions to effect changes in SeaChange’s management and strategic direction, including through the solicitation of proxies from its stockholders. If a proxy contest were to be pursued by a stockholder, it could result in substantial expense to SeaChange, consume significant attention of its management and Board of Directors, and disrupt its business. On February 28, 2019, SeaChange entered into the Cooperation Agreement, pursuant to which it appointed both Mr. Robert Pons and Mr. Jeffrey Tuder to the Board. Mr. Tuder resigned from the Board on May 14, 2021. Certain of SeaChange’s significant stockholders expressed disagreement with the Cooperation Agreement and it is possible that some of SeaChange’s stockholders may conduct a “vote no” campaign against the election of all or certain of its board members standing for election at SeaChange’s upcoming annual meeting of stockholders and cause the Board to consider the resignation of any candidate who does not achieve the support of a majority of votes cast in an uncontested election. Similar to a proxy contest, this could result in substantial expense to SeaChange, consume significant attention of its management and Board of Directors, and disrupt its business.

If SeaChange’s indefinite-lived or other long-lived assets become impaired, SeaChange may be required to record a significant charge to earnings.

SeaChange’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on projections of future operating performance. SeaChange operates in highly competitive environments and projections of future operating results and cash flows may vary materially from actual results. SeaChange may be required to record a significant noncash charge to its consolidated statements of operations and comprehensive loss as a result of its impairment testing of SeaChange’s goodwill and other long-lived assets during the period in which any impairment of its indefinite-lived assets or other long-lived assets is determined.

SeaChange may fail to achieve its financial forecasts due to inaccurate sales forecasts or other factors.

SeaChange’s revenue is difficult to forecast, and as a result, its quarterly operating results can fluctuate substantially. SeaChange uses a “pipeline” system, a common industry practice, to forecast sales and trends in its business. Sales personnel monitor the status of all proposals and estimate when a customer will make a purchase decision and the dollar amount of the sale. These estimates are aggregated periodically to generate a sales pipeline. SeaChange’s pipeline estimates can prove to be unreliable both in a particular quarter and over a longer period of time, in part, because the “conversion rate” or “closure rate” of the pipeline into contracts can be very difficult to estimate. A reduction in the conversion rate, or in the pipeline itself, could cause SeaChange to plan or budget incorrectly and adversely affect its business or results of operations. In particular, a slowdown in capital spending or economic conditions generally can unexpectedly reduce the conversion rate in particular periods as purchasing decisions are delayed, reduced in amounts or cancelled. The conversion rate can also be affected by the tendency of some of SeaChange’s customers to wait until the end of a fiscal period in the hope of obtaining more favorable terms, which can also impede its ability to negotiate, execute and deliver upon these contracts in a timely manner.

In addition to the other risks described in this “Risk Factors” section, the following risks could cause fluctuations in SeaChange’s quarterly operating results:

•	its ability to retain existing customers and attract new customers;

•	the rates at which its customers renew;

•	the amount of revenue generated from its customers’ use of SeaChange’s products or services in excess of their committed contractual entitlements;

•	the timing and amount of costs of new and existing sales and marketing efforts;

•	the timing and amount of operating costs and capital expenditures relating to expansion of SeaChange’s business, operations and infrastructure; and

•	the cost and timing of the development and introduction of new product and service offerings by SeaChange or its competitors.

Because a significant portion of SeaChange’s cost structure is largely fixed in the short-term, revenue shortfalls tend to have a disproportionately negative impact on its profitability. The number of large new software licenses transactions increases the risk of fluctuations in its quarterly results because a delay in even a small number of these transactions could cause quarterly revenue and profitability to fall significantly short of SeaChange’s predictions.

The effects of the ongoing COVID-19 pandemic could adversely affect SeaChange’s business, results of operations and financial condition.

The public health crisis caused by COVID-19 is ongoing, particularly due to new strains of the coronavirus that causes COVID-19, which may continue to emerge. Governments in affected regions have implemented and may continue to implement safety precautions, including quarantines, travel restrictions, business closures, cancellations of public gatherings and other measures. Organizations, businesses and individuals are taking additional steps to avoid or reduce the chances of infection, including limiting travel and working from home.

These measures have impacted, and may continue to impact, SeaChange’s normal business operations. Due to the ongoing pandemic, it has modified numerous aspects of its operations, including employee travel, employee work locations, virtualization or cancellation of customer and employee events, remote sales, implementation, and support activities. Although well intended, these modifications may delay or reduce sales and harm productivity and collaboration. The cancellation of major industry events in the region further reduces SeaChange’s ability to meet with existing and potential new customers.

SeaChange’s customers’ businesses could also continue to be impacted by the ongoing pandemic, potentially causing them to reduce or cease expenditures, either of which could foreclose future business opportunities for it, could negatively impact the willingness of SeaChange’s customers to enter into or renew contracts with it, and ultimately could adversely affect its revenues. During a period of reduced revenue, SeaChange may need to increase borrowing, which would increase its indebtedness.

The pandemic has impacted SeaChange’s ability to complete certain implementations, negatively impacting its ability to recognize revenue, and could also negatively impact the payment of accounts receivable and collections. Although SeaChange is unable to predict the precise impact of COVID-19 on its business, its mobile communications business, in particular, depends to a large extent on travel and the willingness of customers to enter into or renew contracts with SeaChange. SeaChange anticipates that governmental, individual, business and other organizational measures to limit the spread of the virus will adversely affect its revenues, results of operations and financial condition, perhaps materially. This or any other outbreak and any additional preventative or protective actions that may be taken in response to this or any other global health threat or pandemic may result in additional business and/or operational disruption.

COVID-19 could also negatively impact SeaChange’s supply chain and cause delays in the delivery of raw materials, components and other supplies that it needs to conduct its operations. SeaChange may be unable to locate replacement materials, components or other supplies, and ongoing delays could reduce sales and adversely affect its revenues and results of operations.

The extent to which COVID-19 will impact SeaChange’s business will depend on many factors beyond its control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these factors. In addition, fiscal and policy interventions by national governments in response to certain economic conditions, including general inflation or currency volatility, in the locations where SeaChange does business could have knock-on effects such as increasing interest rates, which could have a negative impact on its business by increasing its operating costs and its borrowing costs as well as decreasing the capital available for its customers to purchase its products and services.

Risks Related to SeaChange’s Dependence on Third Parties

If SeaChange is not able to obtain necessary licenses, services or distribution rights for third-party technology at acceptable prices, or at all, its products could become obsolete or SeaChange may not be able to deliver certain product offerings.

SeaChange has incorporated third-party licensed technology into its current products and its product lines. From time to time, SeaChange may be required to license additional technology or obtain services from third parties to develop new products or product enhancements or to provide specific solutions. Third-party providers may not be available or continue to be available to SeaChange on commercially reasonable terms. The inability to maintain or re-license any third-party products required in its current products or to obtain any new third-party licenses and services necessary to develop new products and product enhancements or provide specific solutions could require SeaChange to obtain substitute technology of lower quality or performance standards or at greater cost. Such inabilities could delay or prevent SeaChange from making these products or services, which could seriously harm the competitiveness of its solutions.

A portion of the technology licensed by SeaChange incorporates “open source” software, and it may incorporate open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Although SeaChange monitors its use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on its ability to commercialize its products. In addition, if SeaChange fails to comply with these licenses, it may be subject to certain conditions, including requirements that it offer its services that incorporate the open source software for no cost, that it make available source code for modifications or derivative works that SeaChange creates based upon, incorporating or using the open source software and that it license such modifications or alterations under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that it had not complied with the conditions of one or more of these licenses, SeaChange could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of its services that contain the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of its services. SeaChange could also be required to seek licenses from third parties to continue offering its products, to re-engineer its products or to discontinue the sale of its products in the event re-engineering cannot be accomplished on a timely or successful basis, any of which could adversely affect SeaChange’s business, operating results and financial condition.

Interruptions or delays in service from SeaChange’s third-party data center hosting facilities or its enterprise cloud computing providers could impair the delivery of its service, adversely affect its financial results and otherwise harm SeaChange’s business.

SeaChange uses third-party data center hosting facilities for customers buying its SaaS product offering, and SeaChange uses enterprise cloud computing providers in connection with certain other aspects of its business, including cloud-based data processing, storage and other services. In the case of data center hosting facilities, while SeaChange controls the actual computer and storage systems upon which its software runs, and deploy them to the data center hosting facilities, SeaChange does not control the operation or availability of these facilities. SeaChange similarly does not have control over the operation or availability of enterprise cloud computing providers that it uses. Any changes in third-party service levels at these facilities or any errors, defects, disruptions or other performance problems at or related to these facilities that affect its services could harm SeaChange’s reputation and may damage its customers’ businesses. Interruptions in SeaChange’s service may reduce its revenue, cause it to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect its attrition rates and its ability to attract new customers. SeaChange’s business will also be harmed if its customers and potential customers believe its service is unreliable. SeaChange does not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in SeaChange’s service. Even with the disaster recovery arrangements, its service could be interrupted.

SeaChange’s products are often integrated with other third-party products. Third-party delays could adversely affect its future financial operating results.

SeaChange sells its products in accordance with its standard product specifications. There can be instances where its products are integrated into a larger solution with other third-party products, the delivery of which is controlled by third-party providers. SeaChange has little, if any, control over the timing of delivery of third-party products, and a delay from the time of its product delivery to the production launch of the larger solution can materially impact SeaChange’s financial operating results.

SeaChange’s ability to deliver products and services that satisfy customer requirements is dependent on the performance of its third-party vendors.

SeaChange relies on other companies to provide products and to perform some of the services that it provides to its customers. If one or more of SeaChange’s third-party vendors experience delivery delays or other performance problems, SeaChange may be unable to meet commitments to its customers. In addition, if one or more of the products on which SeaChange depends on becomes unavailable or is available only at very high prices, SeaChange may be unable to deliver one or more of its products in a timely fashion or at budgeted costs. In some instances, SeaChange depends upon a single source of supply. Any service disruption from one of these third-party vendors, either due to circumstances beyond the supplier’s control or because of performance problems or financial difficulties, could have a material adverse effect on SeaChange’s ability to meet commitments to its customers or increase its operating costs.

A disruption to its information technology systems could significantly impact SeaChange’s operations and impact its revenue and profitability.

SeaChange’s data processing and financial reporting systems are cloud-based and hosted by a third party. An interruption to the third-party systems or in the infrastructure that allows it to connect to the third-party systems for an extended period may impact SeaChange’s ability to operate the business and process transactions which could result in a decline in sales and affect its ability to achieve or maintain profitability. It may also result in its inability to comply with SEC regulations in a timely manner. For example, in the first quarter of fiscal 2021, SeaChange experienced a ransomware attack on its information technology system. Although the attack did not have a material adverse effect on its business operations, it caused a temporary disruption and interfered with SeaChange’s operations.

Risks Related to SeaChange’s Industry

SeaChange operates in a relatively new and rapidly developing market, which makes it difficult to evaluate its business and future prospects.

The market for its products and services is relatively new and rapidly developing, which makes it difficult to evaluate SeaChange’s business and future prospects. SeaChange has encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including those related to:

•	market acceptance of its current and future products and services;

•	customer renewal rates;

•	its ability to compete with other companies that are currently in, or may in the future enter, the market for its products;

•	its ability to successfully expand its business, especially internationally;

•	its ability to control costs, including operating expenses;

•	the amount and timing of operating expenses, particularly sales and marketing expenses, related to the maintenance and expansion of its business, operations and infrastructure;

•	network outages or security breaches and any associated expenses;

•	foreign currency exchange rate fluctuations;

•	write-downs, impairment charges or unforeseen liabilities in connection with acquisitions;

•	its ability to successfully manage acquisitions; and

•	general economic and political conditions in its domestic and international markets.

If SeaChange does not manage these risks successfully, its business will be harmed.

If SeaChange fails to develop and consistently deliver innovative technologies and services in response to changes in the technology and entertainment industries, its business could decline.

The markets for SeaChange’s products, services and technologies are characterized by rapid change and technological evolution. SeaChange will need to continue to expend considerable resources on research and development in the future in order to continue to design and deliver enduring, innovative entertainment products, services and technologies. Despite its efforts, SeaChange may not be able to consistently develop and effectively market new products, technologies and services that adequately or competitively address the needs of the changing marketplace. In addition, it may not correctly identify new or changing market trends at an early enough stage to capitalize on market opportunities. SeaChange’s future success depends to a great extent on its ability to develop and consistently deliver innovative technologies that are widely adopted in response to changes in the technology and entertainment industries and that are compatible with the technologies, services or products introduced by other entertainment industry participants.

Despite SeaChange’s efforts and investments in developing new products, services and technologies:

•	it may not receive significant revenue from its current research and development efforts for several years, if at all;

•

it cannot assure you that the level of funding and significant resources it is committing for investments in new products, services and technologies will be sufficient or result in successful new products, services or technologies;

•

it cannot assure you that its newly developed products, services or technologies can be successfully protected as proprietary intellectual property rights or will not infringe the intellectual property of others;

•	it cannot assure you that any new products or services that it develops will achieve market acceptance;

•	its products, services and technologies may become obsolete due to rapid advancements in technology and changes in consumer preferences;

•	it cannot assure you that revenue from new products, services or technologies will offset any decline in revenue from its products, services and technologies which may become obsolete; and

•

its competitors and/or potential customers may develop products, services or technologies similar to those developed by SeaChange, resulting in a reduction in the potential demand for its newly developed products, services or technologies.

SeaChange’s failure to successfully develop new and improved products, services and technologies, including as a result of any of the risks described above, may reduce its future growth and profitability and may adversely affect its business, results and financial condition.

SeaChange’s future success is dependent on the manner in which the multiscreen video and OTT markets develop, and if these markets develop in a manner that does not facilitate inclusion of its products and services, SeaChange’s business may not continue to grow.

A large portion of SeaChange’s anticipated revenue growth is expected to come from sales and services related to its multiscreen video and OTT products. These markets continue to develop as commercial markets, both within and outside North America. In addition to the potential size of these markets and the timing of their development being uncertain, so too is the technological manner in which they will develop. The success of these markets will require that video service providers continue to upgrade their cable networks to service and successfully market multiscreen video, OTT and similar services to their cable television subscribers in a manner that permits inclusion of SeaChange’s products and services. If cable system operators and telecommunications companies fail to make the capital expenditures necessary to upgrade their networks or determine that broad deployment of multiscreen video and OTT services is not viable as a business proposition or if its products cannot support a substantial number of subscribers while maintaining a high level of performance, SeaChange’s revenue will not grow as it has planned.

If content providers limit the scope of content licensed for use in the digital VOD and OTT market, SeaChange’s business, financial condition and results of operations could be negatively affected because the potential market for its products would be more limited than SeaChange currently believes and has communicated to the financial markets.

The success of the multiscreen video market is contingent on content providers permitting their content to be licensed for use in this market. Content providers may, due to concerns regarding either or both marketing and illegal duplication of the content, limit the extent to which they provide content to their subscribers. A limitation of content for the VOD and OTT market would indirectly limit the market for SeaChange’s products that are used in connection with that market.

Consolidations in the markets SeaChange serves could result in delays or reductions in purchases of products, which would have a material adverse effect on its business.

The markets SeaChange serves have historically experienced, and continue to experience, the consolidation of many industry participants. For example, AT&T acquired Direct TV, Charter Communications acquired Time Warner Cable, Altice NV acquired HOT, Suddenlink Communications and Cablevision Systems Corp., and Frontier Communications Corporation bought select assets from Verizon Communications Inc. When consolidations occur, it is possible that the acquirer will not continue using the same suppliers, possibly resulting in an immediate or future elimination of sales opportunities for SeaChange or its competitors. Even if sales are not reduced, consolidation can also result in pressure from customers for lower prices or better terms, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Consolidations also could result in delays in purchasing decisions by the affected companies prior to completion of the transaction and by the merged businesses. The purchasing decisions of the merged companies could have a material adverse effect on SeaChange’s business.

There is no assurance that the current cost of Internet connectivity and network access will not rise with the increasing popularity of online media services.

SeaChange relies on third-party service providers for its principal connections to the Internet and network access, and to deliver media to consumers. As demand for online media increases, there can be no assurance that Internet and network service providers will continue to price their network access services on reasonable terms. The distribution of online media requires delivery of digital content files and providers of network access and distribution may change their business models and increase their prices significantly, which could slow the widespread adoption of such services. In order for SeaChange’s services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of digital media files. SeaChange has limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, SeaChange’s business, financial condition and results of operations would likely be adversely affected.

SeaChange has been and, in the future, could become subject to litigation regarding intellectual property rights, which could seriously harm its business and require SeaChange to incur significant legal costs to defend its intellectual property rights.

The industry in which SeaChange operates is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion, have resulted in significant and often protracted litigation. SeaChange has from time to time received, and may in the future receive, communications from third parties asserting infringements on patent or other intellectual property rights covering its products or processes. SeaChange may be a party to litigation in the future to enforce its intellectual property rights or because of an allegation that it infringes others’ intellectual property rights. Any parties asserting that SeaChange’s products infringe upon their proprietary rights would force it to defend itself and possibly its customers or manufacturers against the alleged infringement, as many of SeaChange’s commercial agreements require it to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to its products. SeaChange has received certain claims for indemnification from customers but has not been made party to any litigation involving intellectual property infringement claims as a result. These claims and any resulting lawsuit, if successful, could subject SeaChange to significant liability for damages and invalidation of its proprietary rights. This possibility of multiple damages serves to increase the incentive for plaintiffs to bring such litigation. In addition, these lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention away from SeaChange’s operations. Although SeaChange carries general liability and intellectual property liability insurance, its insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed. In addition, any potential intellectual property litigation also could force SeaChange to stop selling, incorporating or using the products that use the infringed intellectual property or obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although this license may not be available on reasonable terms, or at all, or redesign those products that use the infringed intellectual property. If SeaChange is forced to take any of the foregoing actions, its business may be seriously harmed.

Risks Related to Regulatory Matters

The success of SeaChange’s business model could be influenced by changes in the regulatory environment, such as changes that either would limit capital expenditures by television, cable or telecommunications operators or reverse the trend towards deregulation in the industries in which it competes.

The telecommunications and media industries are subject to extensive regulation which may limit the growth of its business, both in the U.S. and other countries. The growth of SeaChange’s business internationally is dependent in part on deregulation of the telecommunications industry abroad, like that which has occurred in the U.S., and the timing and magnitude of this growth, which is uncertain. Video service providers are subject to extensive government regulation by the Federal Communications Commission and other federal, state and international regulatory agencies. These regulations could have the effect of limiting capital expenditures by video service providers and thus could have a material adverse effect on SeaChange’s business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could adversely affect its customers, and thereby materially adversely affect SeaChange’s business, financial condition and results of operations.

Uncertainties of regulation of the Internet and data traveling over the Internet could have a material and adverse impact on SeaChange’s financial condition and results of operations.

Currently, few laws or regulations apply directly to access to or commerce on the Internet. With more business being conducted over the Internet, there have been calls for more stringent copyright protection, tax, consumer protection, cybersecurity, data localization and content restriction laws, both in the U.S. and abroad. SeaChange could be materially, adversely affected by regulation of the Internet and Internet commerce in any country where it operates. Such regulations could include matters such as net neutrality. Further, governments may regulate or restrict the sales, licensing, distribution, and export or import of certain technologies to certain countries. The adoption of regulation of Internet and Internet commerce could decrease demand for SeaChange’s products and, at the same time, increase the cost of selling its products and services, which could have a material and adverse effect on its financial condition and results of operations. In addition, the enactment of new federal, state, or foreign data privacy laws and regulations could cause customers not to be able to take advantage of all the features or capabilities of SeaChange’s products and services, which in turn could reduce demand for certain of its products and services.

Evolving data privacy regulations, including the EU’s GDPR and the CCPA, may subject SeaChange to significant penalties.

In May 2018, the GDPR came into effect in the EU, and changed how businesses can collect, use and process the personal data of EU residents. The GDPR has extraterritorial effect and imposes a mandatory duty on businesses to self-report personal data breaches to authorities, and, under certain circumstances, to affected individuals. The GDPR also grants individuals the right to erasure (commonly referred to as the right to be forgotten), which may put a burden on SeaChange to erase records upon request. Compliance with the GDPR’s new requirements may increase its legal, compliance, and operational costs. Non-compliance with the GDPR’s requirements can result in significant penalties, which may have a material adverse effect on SeaChange’s business, expose it to legal and regulatory costs, and impair its reputation.

Other jurisdictions, including certain U.S. states and non-U.S. jurisdictions where SeaChange conducts business, have also enacted or are considering enacting their own versions of “GDPR-like” data privacy legislation, which could create additional compliance challenges, heightened regulatory scrutiny, administrative burden and potentially expose SeaChange to significant penalties. For example, in June 2018, California’s legislature passed the CCPA, which went into effect on January 1, 2020. Any failure or perceived failure by SeaChange, its business partners, or third-party service providers to comply with GDPR, CCPA, other privacy-related or data protection laws and regulations, or the privacy commitments in contracts could result in proceedings against it by governmental entities or others and significant fines, which could have a material adverse effect on its business and operating results and harm SeaChange’s reputation.

In addition, some countries have or are considering legislation requiring local storage and processing of data that, if enacted, could increase the cost and complexity of offering its products, software and services or maintaining its business operations in those jurisdictions.

SeaChange is subject to the FCPA, and its failure to comply could result in penalties that could harm its reputation, business, and financial condition.

SeaChange is subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials to obtain or keep business. The FCPA also requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of a company. Under the FCPA, U.S. companies may be held liable for actions taken by their strategic or local partners or representatives. The FCPA and similar laws in other countries can impose civil and criminal penalties for violations.

If SeaChange does not properly implement practices and controls with respect to compliance with the FCPA and similar laws, or if SeaChange fails to enforce those practices and controls properly, it may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on its business activities, all of which could harm its reputation, business and financial condition.

SeaChange may have additional tax liabilities, which could have a material and adverse impact on its financial condition and results of operations.

SeaChange is subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining its worldwide provision for income taxes. In the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. SeaChange is regularly under audit by various tax jurisdictions. Although SeaChange believes its tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from its historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on SeaChange’s income tax provision, net income, or cash flows in the period or periods for which that determination is made. In addition, SeaChange is subject to sales, use and similar taxes in many countries, jurisdictions and provinces, including those states in the U.S. where it maintains a physical presence or has a substantial nexus. These taxing regimes are complex. For example, in the U.S., each state and local taxing authority has its own interpretation of what constitutes a sufficient physical presence or nexus to require the collection and remittance of these taxes. Similarly, each state and local taxing authority has its own rules regarding the applicability of sales tax by customer or product type.

SeaChange’s ability to use its net operating losses to offset future taxable income is expected to be subject to certain limitations.

As of October 31, 2021, SeaChange had net operating loss carryforwards (“NOLs”) for federal and state income tax purposes of approximately $130.8 million and $82.6 million, respectively, which may be available to offset tax income in the future. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (“Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Generally, a change of more than 50% in the ownership of a corporation’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. The number of shares of common stock that SeaChange will issue in connection with the merger is expected to be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause SeaChange to undergo an ownership change. As a result, if SeaChange earns net taxable income, its ability to use its pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us. In addition, the carrying value of any tax asset related to SeaChange’s net operating loss carryforwards could be significantly reduced.

The Tax Cuts and Jobs Act (“Tax Act”) was enacted on December 22, 2017 and significantly reforms the Code. The Tax Act, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income (as calculated before taking the NOL carryforwards into account). In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As SeaChange maintains a full valuation allowance against its U.S. NOLs, these changes will not impact its balance sheet as of December 31, 2017. However, in future years, at the time a deferred tax asset is recognized related to our NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

Risks Related to SeaChange’s International Operations

SeaChange faces significant risks to its business when it engages in the outsourcing of engineering work, including outsourcing of software work overseas, which, if not properly managed, could result in the loss of valuable intellectual property and increased costs due to inefficient and poor work product, which could harm its business, including its financial results, reputation, and brand.

SeaChange may, from time-to-time, outsource engineering work related to the design and development of its products, typically to save money and gain access to additional engineering resources. SeaChange has worked, and expects to work in the future, with companies located in jurisdictions outside of the U.S., including, but not limited to Poland and the Netherlands. SeaChange has limited experience in the outsourcing of engineering and other work to third parties located internationally that operate under different laws and regulations than those in the U.S. If SeaChange are unable to properly manage and oversee the outsourcing of this engineering and other work related to its products, SeaChange could suffer the loss of valuable intellectual property, or the loss of the ability to claim such intellectual property, including patents and trade names. Additionally, instead of saving money, SeaChange could, in fact, incur significant additional costs because of inefficient engineering services and poor work product. As a result, SeaChange’s business would be harmed, including its financial results, reputation, and brand.

Because SeaChange’s business is susceptible to risks associated with international operations, it may not be able to maintain or increase international sales of its products and services.

Approximately 69% of SeaChange’s total revenue was generated from sales outside the U.S. during the most recent fiscal year. SeaChange’s international operations are expected to continue to account for a significant portion of its business in the foreseeable future. However, in the future, SeaChange may be unable to maintain or increase international sales of its products and services. SeaChange’s international operations are subject to a variety of risks, including:

•	difficulties in establishing and managing international distribution channels;

•	difficulty in staffing and managing foreign operations;

•	inability to collect accounts receivable;

•	difficulties in selling, servicing and supporting overseas products and services and in translating products and services into foreign languages;

•	the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property;

•	fluctuations in currency exchange rates;

•	multiple and possibly overlapping tax structures;

•	negative tax consequences such as withholding taxes and employer payroll taxes;

•	differences in labor laws and regulations affecting its ability to hire and retain employees and engage in restructuring activities;

•	business and operational disruptions or delays caused by political, social and economic instability and unrest, including risks related to terrorist activity;

•	changes in economic policies by foreign governments, including the imposition and potential continued expansion of economic sanctions by the U.S. and the EU or the Russian Federation;

•	the burden of complying with a wide variety of foreign laws, treaties and technical standards;

•	cultural differences in the conduct of business;

•	natural disasters and pandemics; and

•	growth and stability of the economy or political changes in international markets.

The impact of one or more of these international risks could have a material and adverse effect on SeaChange’s business, financial condition, operating results and cash flow.

SeaChange is exposed to fluctuations in currency exchange rates that could negatively impact its financial results and cash flows.

Because a significant portion of SeaChange’s business is conducted outside the U.S., it faces exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve, and they could have a material adverse impact on SeaChange’s financial results and cash flows. An increase in the value of the U.S. dollar could increase the real cost of its products to its customers in those markets outside the U.S. where SeaChange often sells in dollars, and a weakened dollar could increase local currency operating costs. In preparing its consolidated financial statements, certain financial information is required to be translated from foreign currencies to the U.S. dollar using either the spot rate or the weighted average exchange rate. If the U.S. dollar weakens or strengthens relative to applicable local currencies, there is a risk its reported sales, operating expenses and net income could significantly fluctuate. SeaChange is not able to predict the degree of exchange rate fluctuations; nor can SeaChange estimate the effect any future fluctuations may have upon its future operations.

General Risk Factors

SeaChange’s ability to compete could be jeopardized if it is unable to protect its intellectual property rights from third-party challenges.

SeaChange’s success and ability to compete depends upon its ability to protect its proprietary technology that is incorporated into its products. SeaChange relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. Although SeaChange has issued patents, it cannot assure that any additional patents will be issued or that the issued patents will not be invalidated. SeaChange also enters into confidentiality or license agreements with its employees, consultants and corporate partners, and controls access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use SeaChange’s products or technology without authorization, particularly in foreign countries where the laws may not protect its proprietary rights as fully as in the U.S. SeaChange may need to resort to litigation in the future to enforce its intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. If competitors are able to use its technology, SeaChange’s ability to compete effectively could be harmed.

SeaChange faces the risk that capital needed for its business will not be available when it needs it or that it would result in substantial dilution to its stockholders.

To the extent that SeaChange’s existing cash and investments are insufficient to fund its future activities, SeaChange may need to raise additional funds through public or private equity or debt financings. If unfavorable capital market conditions exist and SeaChange were to seek additional funding, it may not be able to raise sufficient capital on favorable terms and on a timely basis, if at all. Failure to obtain capital when required by its business circumstances would have a material adverse effect on its business, financial condition and results of operations. In addition, SeaChange’s stockholders may incur substantial dilution from any financing that it undertakes given its current stock price.

If SeaChange’s cybersecurity measures are breached and unauthorized access is obtained to a customer’s data or SeaChange’s data on its systems, SeaChange’s service may be perceived as not being secure, customers may curtail or stop using its service and SeaChange may incur significant legal and financial exposure and liabilities.

Cyber criminals and hackers may attempt to penetrate SeaChange’s network security, misappropriate its proprietary information or cause business interruptions. SeaChange’s service involves the transmission of customers’ proprietary information and security breaches could expose it to a risk of loss of this information or a network disruption, which may result in litigation and possible liability. These security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in unauthorized publication of its confidential business or proprietary information, cause an interruption in its operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose SeaChange to a risk of litigation or damage its reputation, which could harm its business and operating results. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information to gain access to its customers’ data or SeaChange’s data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, SeaChange may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, SeaChange’s customers may authorize third-party technology providers to access their customer data. Because SeaChange does not control its customers and third-party technology providers, or the processing of such data by third-party technology providers, it cannot ensure the integrity or security of such transmissions or processing.

In addition, in the past few years, widespread ransomware attacks in the U.S. and elsewhere have affected many companies, the government and commercial computer systems, and SeaChange also experienced a ransomware attack on its information technology system during the first quarter of fiscal 2021, which temporarily denied customers access to its services. Although the attack did not have a material adverse effect on its business operations, it caused a temporary disruption and interfered with its operations. While SeaChange intends to implement additional measures to enhance its security protocol to protect its system, there is no guarantee that future attacks or other breakdowns or breaches in its system can be thwarted or prevented, and failure to do so may increase SeaChange’s cost of operations and adversely affect its business operations and results of operations. Any costs that SeaChange incur as a result of the ransomware attack or any future data security incident or breach, including costs to update its security protocols to mitigate such an incident or breach could be significant. Any future ransomware attacks, breaches or failures in its operational security systems can result in loss of data or an unauthorized disclosure of or access to confidential information and could result in a loss of confidence in the security of its service, damage its reputation, negatively impact its future sales, disrupt its business operations and lead to legal liability from customers, third parties and governmental authorities, any of which could adversely impact SeaChange’s financial condition and results of operations materially.

A cyber-attack, information or security breach, or technology failure, on SeaChange’s part or that of a third party, could adversely affect its ability to conduct its business, result in the disclosure or misuse of confidential or proprietary information, or adversely impact its business, financial condition, and results of operations, as well as cause SeaChange reputational harm.

SeaChange’s business is highly dependent on the security and integrity of its computer and information technology systems and networks, as well as those of third parties with whom it interacts or on whom it relies. SeaChange’s business is dependent on the secure processing, transmission, storage, and retrieval of confidential, proprietary, and other information in its computer and information technology systems and networks, and in the computer and information technology systems and networks of third parties. In addition, to access SeaChange’s networks, products, and services, its customers and other third parties may use personal mobile or computing devices that are outside of its network environment and are subject to their own unique cybersecurity risks.

SeaChange and its third-party service providers and customers have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denials of service or information, or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of confidential, proprietary, or other information of SeaChange or of its employees or customers or third parties, as well as damages to SeaChange’s and third-party computer and information technology systems and networks and the disruption of SeaChange’s or its customers’ or other third parties’ systems, networks, or business. As cyber threats continue to evolve, SeaChange may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities or incidents. Despite efforts to protect the integrity of its systems and networks and implement controls, processes, policies, and other protective measures, cyber threats are rapidly evolving, and SeaChange may not be able to anticipate or prevent cyber-attacks or security breaches.

Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks are becoming more sophisticated and are extremely difficult to prevent. The techniques used by bad actors change frequently, may not be recognized until launched, and may not be recognized until well after a breach has occurred. Additionally, the occurrence of cyber-attacks or security breaches involving third parties with access to SeaChange’s data, such as vendors, may not be disclosed to it in a timely manner.

Any third-party technology failure, cyber-attack, or other information or security breach could, among other things, adversely affect its ability to effect transactions, service its customers, manage its exposure to risk, or operate or expand its business.

Cyber-attacks or other information or security breaches, whether directed at SeaChange or third parties, may result in it experiencing material losses or have other material adverse consequences on it. Furthermore, the public perception that a cyber-attack on its systems has been successful, whether or not this perception is correct, could damage SeaChange’s reputation with its customers and third parties with whom it does business. A successful penetration or circumvention of the security of its computer or information technology systems or networks could cause SeaChange negative consequences, including loss of customers and business opportunities, disruption to its operations and business, misappropriation or destruction of its confidential information or that of its customers, or damage to its customers’ or other third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in its security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs, all of which could materially and adversely affect SeaChange’s business, financial condition, and results of operations.

SeaChange uses estimates in accounting for its contracts. Changes in its estimates could adversely affect its future financial results.

Contract accounting requires judgment relative to assessing risks, estimating revenue and costs and making assumptions including, in the case of SeaChange’s professional services contracts, the total amount of labor required to complete a project and the complexity of the development and other technical work to be completed. Due to the size and nature of many of its contracts, the estimation of total revenue and cost at completion is complicated and subject to many variables. Assumptions must be made regarding the length of time to complete the contract because costs also include estimated third-party vendor and contract labor costs. Penalties related to performance on contracts are considered in estimating sales and profit and are recorded when there is sufficient information for SeaChange to assess anticipated performance. Third-party vendors’ assertions are also assessed and considered in estimating costs and margin.

Because of the significance of the judgments and estimation processes described above, it is likely that materially different sales and profit amounts could be recorded if SeaChange used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect future period financial performance.

Risks Related to the Common Stock of SeaChange

Delaware law and SeaChange’s certificate of incorporation and bylaws contain anti-takeover provisions, and its board of directors has adopted a Tax Benefits Preservation Plan in the form of a stockholder rights agreement, any of which could delay or discourage a merger, tender offer, or assumption of control of SeaChange not approved by its Board that some stockholders may consider favorable.

Delaware law and SeaChange’s certificate of incorporation and bylaws contain certain provisions, and its board of directors adopted Tax Benefits Preservation Plan in the form of a stockholder rights agreement with an ownership trigger threshold of 4.9%, any of which could render more difficult, or discourage a merger, tender offer, or assumption of control of SeaChange that is not approved by its board of directors. The Tax Benefits Preservation Plan, however, should not interfere with any merger, tender or exchange offer or other business combination approved by its board of directors. Nor does the rights agreement prevent SeaChange’s board of directors from considering any offer that it considers to be in the best interest of SeaChange’s stockholders. The Tax Benefits Preservation Plan was amended in connection with the merger to expressly permit the merger and to terminate in connection with the merger.

SeaChange’s stock price may be volatile and an investment in its stock may decline. If SeaChange fails to comply with the continuing listing standards of The Nasdaq Global Select Market, its securities could be delisted.

Historically, the market for technology stocks has been extremely volatile. SeaChange’s common stock has experienced, and may continue to experience, substantial price volatility. The trading price of Class A common stock may fluctuate significantly in response to a number of factors, many of which are beyond our control. For instance, if our financial results are below the expectations of securities analysts and investors, the market price of Class A common stock could decrease, perhaps significantly. The market price of Class A common stock could also be affected by investors’ anticipation of the potential resale in the market of a substantial number of additional shares of Class A common stock received upon conversion of the notes discussed below, possible sales of Class A common stock by investors who view the notes as a more attractive means of equity participation in us than owning shares of Class A common stock, and hedging or arbitrage trading activity that may develop involving Class A common stock (which trading activity could, in turn, affect the trading prices of the notes). Other factors that may affect the market price of Class A common stock, including the impact of COVID-19 on business and industry, announcements relating to significant corporate transactions, fluctuations in quarterly and annual financial results, operating and stock price performance of companies that investors deem comparable to SeaChange and changes in government regulation or related proposals. In addition, the U.S. securities markets have experienced significant price and volume fluctuations, and these fluctuations often have been unrelated to the operating performance of companies in these markets. Any volatility of or a significant decrease in the market price of Class A common stock could also negatively affect the ability to make acquisitions using Class A common stock. Further, if SeaChange were to be the object of securities class action litigation as a result of volatility in Class A common stock price or for other reasons, it could result in substantial costs and diversion of it management’s attention and resources, which could negatively affect its financial results.

The occurrence of any one or more of the factors noted in these risk factors could cause the market price of its common stock to fluctuate or decline below the $1.00 Nasdaq minimum price requirement such that it becomes subject to delisting proceedings. Any delisting of its securities could have an adverse effect on the market price of, and the efficiency of the trading market for its securities, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and less coverage of SeaChange by securities analysts, if any. Also, if in the future SeaChange were to determine that it needs to seek additional equity capital, having been delisted or being subject to delisting proceedings could have an adverse effect on its ability to raise capital in the public or private markets. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such companies.

SeaChange may issue preferred stock whose terms could adversely affect the voting power or value of Class A common stock.

SeaChange’s certificate of incorporation authorizes it to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over Class A common stock respecting dividends and distributions, as its board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of Class A common stock. For example, SeaChange might grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences it might assign to holders of preferred stock could affect the residual value of Class A common stock.

The terms of any future preferred equity or debt financing may give holders of any preferred securities or debt securities rights that are senior to rights of holders of Class A common stock or impose more stringent operating restrictions on our Company.

Debt or equity financing may not be available to SeaChange on acceptable terms. If SeaChange incurs additional debt or raise equity through the issuance of preferred stock or convertible securities, the terms of the debt or the preferred stock issued may give the holders rights, preferences and privileges senior to those of holders of Class A common stock, including any shares of Class A common stock issuable upon conversion of the notes, particularly in the event of liquidation. The terms of the debt may also impose additional and more stringent restrictions on its operations. If SeaChange raises funds through the issuance of additional equity, the ownership percentage of its existing stockholders would be diluted.

Risks Related to the Notes

TrillerVerz will be a holding company and its ability to repay its debt, including the notes, depends on the amount of cash flow generated by its subsidiaries, and the ability of its subsidiaries to generate cash flow depends on many factors beyond its control, including the effects of COVID-19.

TrillerVerz will be a holding company and substantially all of its operations are conducted through its subsidiaries. Accordingly, repayment of its indebtedness, including the notes, will be dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to TrillerVerz by dividend, debt repayment or otherwise. The ability of TrillerVerz and its subsidiaries to generate cash flow will be subject to general economic, financial, competitive, regulatory and other factors, including factors that are beyond the control of TrillerVerz and its subsidiaries (such as the effects of COVID-19). Payments to TrillerVerz by its subsidiaries will be contingent upon its subsidiaries’ earnings. In addition, the ability of TrillerVerz’s subsidiaries to pay dividends and make other payments to TrillerVerz will be restricted by, among other things, applicable corporate and other laws and regulations as well as agreements to which TrillerVerz’s subsidiaries are currently or may in the future become a party or otherwise bound. In the event that TrillerVerz is unable to receive distributions or other payments from subsidiaries, it may be unable to make required principal and interest payments on its indebtedness, including the notes.

TrillerVerz and its subsidiaries may still be able to incur substantially more indebtedness, which could further exacerbate the risks associated with its leverage and the ownership of the notes.

As of December 31, 2021, after giving effect to this offering, TrillerVerz and its subsidiaries would have had total consolidated indebtedness of approximately $85.1 million, of which $75 million would have been senior secured indebtedness (including the notes).

Additionally, TrillerVerz may incur substantial additional debt in the future, including secured debt, subject to the restrictions contained in its debt instruments. In addition, the indenture that will govern the notes offered hereby will not restrict TrillerVerz or its subsidiaries from incurring additional debt, and such debt incurred in the future may be substantial.

Although the indenture that will govern the notes offered hereby will contain restrictions on the incurrence of additional indebtedness, these restrictions will be subject to a number of qualifications and exceptions, and the indebtedness that may be incurred in compliance with these restrictions could be substantial. Furthermore, these restrictions will not prevent TrillerVerz from incurring obligations, such as trade payables, that do not constitute indebtedness as will be defined in such indenture. The indenture that will govern the notes will permit TrillerVerz and the guarantors to obtain up to $[•] million in aggregate commitments under Working Capital Facilities and up to $[●] million in aggregate commitments under Promotional Credit Lines. If TrillerVerz incurs additional indebtedness above the levels that will be in effect at the closing of the merger, the risks associated with its leverage and the ownership of the notes, including those described above, would increase.

Recourse to TrillerVerz will be limited.

Holders of notes will have no recourse to any assets of TrillerVerz, other than any such assets constituting Collateral (as defined in “Description of Notes—Security”), for the payment of principal of or interest on the notes. Following an event of default and an acceleration of the notes, noteholders will have recourse to TrillerVerz only to the extent of the Collateral owned by TrillerVerz.

The notes and each guarantee will be structurally subordinated to the liabilities and any preferred stock of the non-guarantors.

Generally, claims of creditors of a non-guarantor, including trade creditors, and claims of preference shareholders (if any) of the non-guarantor, will have priority with respect to the assets and earnings of the non-guarantor over the claims of creditors of its parent entity, including claims by holders of the notes under the guarantees. In the event of any foreclosure, dissolution, winding-up, liquidation, reorganization, administration or other bankruptcy or insolvency proceeding of any of TrillerVerz’s subsidiaries that do not guarantee the notes, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to its parent entity. As such, the notes and each guarantee will each be structurally subordinated to the creditors (including trade creditors) and preference shareholders (if any) of its non-guarantor subsidiaries.

As of [•], 2022, after giving effect to the offering, TrillerVerz’s non-guarantor subsidiaries would have held approximately [•]% of its consolidated liabilities, which includes its consolidated indebtedness and trade and other payables but excludes intercompany liabilities. The provisions of the indenture that will govern the notes will permit its non-guarantor subsidiaries to incur additional indebtedness or issue preferred equity and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by such subsidiaries. During the six months ended [•], 2022, TrillerVerz’s non-guarantor subsidiaries represented approximately [•]% of total revenues, after excluding intercompany transactions and balances. As of [•], 2022, TrillerVerz’s non-guarantor subsidiaries held approximately [•]% of its consolidated assets, excluding intangible assets, and [•]% of its consolidated liabilities.

The indenture that will govern the notes offered hereby will impose significant operating and financial restrictions on TrillerVerz and its restricted subsidiaries, which may prevent it from capitalizing on business opportunities.

The indenture that will govern the notes offered hereby will impose significant operating and financial restrictions on us. These restrictions limit its ability and the ability of its restricted subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock, prepay, redeem or repurchase certain debt or make certain loans or investments (including acquisitions);

•	incur certain liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets (including by division);

•	transfer, sell or otherwise dispose of assets;

•	enter into certain transactions with its affiliates;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to TrillerVerz or the guarantors; and

•	designate restricted subsidiaries as unrestricted subsidiaries or designate unrestricted subsidiaries as restricted subsidiaries.

As a result of these restrictions, TrillerVerz will be limited as to how it conducts its business and it may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness it may incur could include more restrictive covenants. These covenants and other restrictions may limit its ability to effectively operate its business, and to execute its growth strategy or take advantage of new business opportunities. These covenants and restrictions may include minimum liquidity covenants, certain financial ratios, which may apply in certain circumstances, and other restrictions. TrillerVerz’s ability to meet the liquidity thresholds and those financial ratios can be affected by events beyond its control. TrillerVerz may not be able to maintain compliance with these covenants in the future and, if it fails to do so, it may not be able to obtain waivers from the lenders and/or amend these covenants and restrictions.

Its failure to comply with the restrictive covenants described above as well as the terms of any other future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in its being required to repay any such indebtedness before the applicable due date. If TrillerVerz is forced to refinance these borrowings as a result of the foregoing or otherwise, on less favorable terms, or if it cannot refinance such indebtedness, its results of operations and financial condition could be adversely affected.

The security interests in the Collateral will not be directly granted to the holders of the notes.

The security interests in the Collateral that will secure, among other obligations, the obligations of TrillerVerz under the notes and the guarantors under the guarantees will not be granted directly to the holders of the notes, but will be granted only in favor of the collateral agent on behalf of the trustee and the holders of the notes in accordance with the indenture that will govern the notes. The holders of the notes will not have direct security interests and will not be entitled to take enforcement action in respect of the Collateral securing the notes, except through the trustee, who will (subject to the provisions of the indenture) provide instructions to the collateral agent in respect of the Collateral.

It may be difficult to realize the value of the Collateral securing the notes, and the ability of the collateral agent to enforce certain of the Collateral may be restricted.

The Collateral will be subject to any and all exceptions, defects, encumbrances, liens and other imperfections permitted under the indenture that will govern the notes, whether on or after the date the notes are first issued. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the Collateral as well as the ability of the collateral agent to realize or foreclose on such Collateral. Furthermore, the ranking of security interests can be affected by a variety of factors, including the timely satisfaction of perfection requirements, statutory liens, certain statutory preferences or recharacterization under the laws of certain jurisdictions.

The security interests of the collateral agent are subject to practical problems generally associated with the realization of security interests in the Collateral securing the notes. For example, the collateral agent may need to obtain the consent or approval of a third party to enforce a security interest in a contract or to transfer or sell certain assets. TrillerVerz cannot assure holders of notes that the collateral agent will be able to obtain any such consents or approvals. TrillerVerz also cannot assure holders of notes that the consents or approvals of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the Collateral securing the notes may significantly decrease.

The Collateral may not be sufficient to secure the obligations under the notes.

The Collateral may secure additional debt to the extent permitted by the terms of the indenture that will govern the notes and there may not be sufficient value in the Collateral to repay the amounts due under the notes. The rights of holders of notes to the Collateral would be further diluted by any increase in the debt secured by the relevant Collateral or a reduction of the Collateral securing the notes. All Collateral shall be subject to the permitted security interests as described in “Description of Notes—Security” and certain of its assets are not part of the Collateral.

The value of the Collateral and the amount to be received upon a sale of such Collateral will depend upon many factors, including, among others, the ability to sell the Collateral in an orderly sale, whether or not the business is sold as a going concern, the condition of the economies in which operations are located and the availability of buyers. The book value of the Collateral should not be relied on as a measure of realizable value for such assets. No appraisals of any of the Collateral have been prepared by TrillerVerz or on its behalf in connection with the offering. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, its ability to implement its business strategy, whether or not the business is sold as a going concern, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers, whether any approvals required to purchase the business would be available to a potential buyer and other factors. Hence, the amount to be received upon a sale of any Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time, general market and economic conditions and the timing and the manner of the sale. All or a portion of the Collateral may be illiquid and may have no readily ascertainable market value. Likewise, TrillerVerz cannot assure holders of notes that there will be a market for the sale of the Collateral, or, if such a market exists, that there will not be a substantial delay in its liquidation. In addition, the share pledges of an entity may be of no value if that entity is subject to an insolvency or bankruptcy proceeding.

The Collateral may be released in connection with an enforcement sale and certain disposals pursuant to the indenture that will govern the notes.

There also can be no assurance that the Collateral will be sellable and, even if sellable, the timing of any liquidation or foreclosure is uncertain. To the extent that liens, rights or easements granted to third parties encumber assets owned by TrillerVerz, such as liens resulting from consignment agreements with its suppliers and retention rights, such third parties have or may exercise rights and remedies with respect to the property subject to such liens that could materially adversely affect the value of the Collateral and the ability of the collateral agent to realize or foreclose on the Collateral. By the nature of its business, some or all of the Collateral may be illiquid and may have no readily ascertainable market value.

In the event that a bankruptcy case is commenced by or against TrillerVerz, if the value of the Collateral is less than the amount of principal and accrued and unpaid interest on the notes and other senior secured obligations, interest may cease to accrue on the notes from and after the date the bankruptcy petition is filed. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, TrillerVerz cannot assure holders of notes that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the obligations due under the notes. If the proceeds of any enforcement (including, where applicable, a sale) of Collateral are not sufficient to repay all amounts due on the notes (to the extent not repaid from the proceeds of the sale of the Collateral), holders of notes would only have a senior unsecured claim against TrillerVerz’s and the guarantors’ remaining assets.

The indenture that will govern the notes will also permit the existence or the granting of certain liens other than those in favor of the holders of the notes on the Collateral, such as certain preexisting or statutory liens. Holders of such other secured indebtedness may have rights and remedies which, if exercised, could reduce the proceeds available to satisfy its obligations under the notes.

The notes will be secured only to the extent of the value of the assets that have been granted as Collateral.

The notes will be secured only by the Collateral described in this proxy statement/prospectus. See “Description of Notes—Security.” To the extent that the claims of the holders of the notes and any other indebtedness secured on a pari passu basis with the notes on the Collateral exceed the value of the Collateral, such holders will not have recourse to TrillerVerz and, as a result, the claims of the holders of the notes may not be satisfied in full before the claims of certain unsecured creditors are paid.

The grant of Collateral to secure the notes might be challenged or voidable in an insolvency proceeding, and the delivery of security interests in Collateral or any guarantees after the closing of the merger increases the risk that the security interests of such guarantees could be avoidable in bankruptcy.

The grant of Collateral in favor of the collateral agent may be voidable by the grantor or by an insolvency liquidator, receiver or administrator or by other creditors, or may be otherwise set aside by a court, or be unenforceable if certain events or circumstances exist or occur, including, among others, if the grantor is deemed to be insolvent at the time of the grant, or if the grant permits the secured parties to receive a greater recovery than if the grant had not been given and an insolvency proceeding in respect of the grantor is commenced within a legally specified “clawback” period following the grant.

A significant portion of TrillerVerz’s assets, and the assets of its subsidiaries that have granted a lien to secure the notes, are located outside the U.S. Because of its international corporate structure, it may be difficult or impossible for holders of notes to enforce their rights or the note guarantees in non-U.S. jurisdictions.

A significant portion of TrillerVerz’s assets, and the assets of its subsidiaries that have granted a lien to secure the notes, are located outside the U.S. In addition, some of its and such subsidiaries’ respective directors and officers may reside outside of the United States, and may have all or a substantial portion of their assets located outside of the United States. As such, it may be difficult to effect service of process in the United States on TrillerVerz, such subsidiaries or its and their respective directors and officers not resident in the United States or to enforce in non-U.S. jurisdictions judgments obtained against TrillerVerz, such subsidiaries or its and their respective directors and officers in a U.S. court.

In addition, there may be similar or additional limitations on the enforceability of judgments of U.S. courts in the other non-U.S. jurisdictions where its subsidiary guarantors or their assets are located or its subsidiary guarantors’ directors and officers reside.

The claims of the holders of the notes are effectively subordinated to the rights of its future secured creditors to the extent of the value of the assets securing such indebtedness which do not constitute Collateral.

The notes will only be secured by the Collateral. In the event of any foreclosure, dissolution, winding-up, liquidation, administration, reorganization, or other insolvency or bankruptcy proceeding, the proceeds from the sale of non-Collateral assets securing any indebtedness will be available to pay obligations on the notes only after all such secured indebtedness (including claims preferred by operation of law) has been paid in full. As a result, holders of notes may receive less, ratably, than holders of indebtedness secured by assets that do not constitute Collateral.

There will be circumstances other than repayment or discharge of the notes under which the Collateral securing the notes and the guarantees will be released automatically and under which the guarantees will be released automatically, without the consent of holders of notes or the consent of the trustee.

Under various circumstances, the guarantees and the Collateral securing the notes will be automatically and unconditionally released. The ability of holders of notes to recover on the notes could be materially impaired in such circumstances. See “Description of Notes—Security—Release of Collateral.”

TrillerVerz and the guarantors will have control over the Collateral and the sale of particular assets could reduce the pool of assets securing the notes.

The security documents will, subject to the terms of the indenture that will govern the notes and other secured indebtedness incurred from time to time, allow TrillerVerz and the guarantors to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from the Collateral to the extent it relates to their assets. So long as no enforcement event has occurred or would result therefrom, TrillerVerz and the guarantors may, among other things, without any release or consent by the collateral agent, conduct ordinary course activities with respect to the Collateral, such as selling, modifying or otherwise disposing of Collateral and making ordinary course cash payments, including repayments of indebtedness. Any of these activities could reduce the value of the Collateral, which could reduce the amounts payable to holders of notes from the proceeds of any sale of the Collateral in the case of an enforcement of the liens on the Collateral.

The rights of holders of notes in the Collateral may be adversely affected by the failure to perfect security interests in the Collateral.

Under applicable law, a security interest in certain tangible and intangible assets will only be properly perfected, and its priority retained, through certain actions undertaken by the secured party or the grantor, as applicable, of the security. The liens on the Collateral securing the notes may not be perfected with respect to the claims of the notes if TrillerVerz or the collateral agent fail or are unable to take the actions TrillerVerz is or it is required, as the case may be, to take to perfect any of these liens. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at, or promptly following, the time such property and rights are acquired and identified.

The trustee and the collateral agent for the notes will not monitor, or TrillerVerz may not comply with its obligations to inform the trustee or collateral agent of, any future acquisition of property and rights by it, and the necessary action may not be taken to properly perfect the security interest in such after-acquired property or rights. Such failure may result in the invalidity of the security interest in the Collateral or adversely affect the priority of the security interest in favor of the notes against third parties. Neither the trustee nor the collateral agent will have any obligation to monitor the acquisition of additional property or rights by it and neither has any obligation to monitor the perfection of, or make any filings to perfect or maintain the perfection of, any security interest.

Federal and state fraudulent conveyance or fraudulent transfer laws permit a court, under certain circumstances, to avoid the notes and the guarantees and the related security interests, subordinate claims in respect of the notes and the guarantees and/or require holders of the notes to return payments received from it in respect of the guarantees and, if that occurs, holders of notes may not receive any payments on the notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent conveyance and fraudulent transfer statutes (including federal bankruptcy laws) if an action (either in connection with a bankruptcy, liquidation or reorganization case or under a lawsuit in which a bankruptcy is not involved) were commenced at some future date by TrillerVerz, by the guarantors or on behalf of its unpaid creditors or the unpaid creditors of a guarantor. While the relevant laws may vary from jurisdiction to jurisdiction, the incurrence of the obligations in respect of the notes and the guarantees will generally be a fraudulent conveyance or a fraudulent transfer if (i) the transactions relating to the issuance of the notes or guarantees were undertaken with the intent of hindering, delaying or defrauding other creditors or (ii) TrillerVerz or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee and, in the case of (ii) only, any one of the following is also true:

•	TrillerVerz or any of the guarantors was insolvent or rendered insolvent by reason of issuing the notes or the guarantees;

•

the issuance of the notes or guarantees left TrillerVerz or any of the guarantors with an unreasonably small amount of capital to carry on the business in which such TrillerVerz or such guarantor was engaged or about to engage; or

•	any of TrillerVerz or the guarantors intended to, or believed that TrillerVerz or it would, incur indebtedness beyond its or their ability to pay as they become due.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance or fraudulent transfer, the court could avoid the payment obligations under the notes or such guarantee and the related security interests in total or in part or further subordinate the notes or such guarantee to presently existing and future indebtedness of TrillerVerz or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance or a fraudulent transfer occurred, holders of notes may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to its future indebtedness and that of the guarantors that could result in the acceleration of such indebtedness.

The measures of insolvency for purposes of fraudulent conveyance or fraudulent transfer laws vary depending upon the law of the jurisdiction that is being applied, such that TrillerVerz cannot be certain as to: the standards a court would use to determine whether or not TrillerVerz or the guarantors were solvent at the relevant time, or, regardless of the standard that a court uses, that it would not determine that TrillerVerz or a guarantor was indeed insolvent on that date; that any payments to the holders of the notes (including under the guarantees) did not constitute preferences, fraudulent conveyances or fraudulent transfers on other grounds; or that the issuance of the notes and the guarantees would not be subordinated to TrillerVerz’s or any guarantor’s other indebtedness.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its indebtedness, including contingent liabilities, was greater than the fair value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing indebtedness and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent indebtedness is satisfied. A court would likely find that TrillerVerz or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or such guarantee or the related security interest if such TrillerVerz or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes or the applicable guarantee or the grant of the security interests. Thus, if the guarantees were legally challenged, any guarantee could be subject to the claim that, since the guarantee was incurred for TrillerVerz’s benefit, and only indirectly for the benefit of the guarantor, the obligations of the applicable guarantor were incurred for less than reasonably equivalent value or fair consideration. Therefore, a court could avoid the obligations under the guarantees, subordinate them to the applicable guarantor’s other indebtedness or take other action detrimental to the holders of the notes, including avoiding the related security interests.

To the extent a court avoids any of the guarantees as fraudulent conveyances or fraudulent transfers or holds any of the guarantees unenforceable for any other reason, the holders of notes would cease to have any direct claim against the applicable guarantor. If a court were to hold a guarantee unenforceable, the applicable guarantor’s assets would be applied first to satisfy the applicable guarantor’s other liabilities, if any, and might not be applied to the payment of the guarantee of the notes. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct holders of notes to repay any amounts that they already received from TrillerVerz or the applicable guarantor.

Although each guarantee entered into in connection with the notes will contain a provision intended to limit that guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance or fraudulent transfer, this provision may not be effective as a legal matter to protect those guarantees from being avoided under fraudulent conveyance or fraudulent transfer law or otherwise, or may reduce that guarantor’s obligation to an amount that effectively makes its guarantee worthless.

In addition, as noted above, any payment by TrillerVerz pursuant to the notes or by a guarantor under a guarantee made at a time such TrillerVerz or such guarantor was found to be insolvent could be avoided and required to be returned to TrillerVerz or such guarantor or to a fund for the benefit of TrillerVerz’s or such guarantor’s creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any non-insider party and such payment would give such insider or non-insider party (as the case may be) more than such creditor would have received in a distribution under the United States Bankruptcy Code in a hypothetical case under Chapter 7 of Title 11 of the United States Bankruptcy Code.

Finally, as a court of equity, the bankruptcy court may otherwise subordinate the claims in respect of the notes or the guarantees or the related security interests to other claims against TrillerVerz or the guarantors under the principle of “equitable subordination,” if the court determines that: (i) the holder of the notes engaged in some type of inequitable conduct; (ii) such inequitable conduct resulted in injury to its other creditors or conferred an unfair advantage upon the holder of the notes; and (iii) equitable subordination is not inconsistent with the provisions of the United States Bankruptcy Code.

If TrillerVerz becomes the subject of a bankruptcy proceeding, bankruptcy laws may limit the ability of holders of notes to realize value from the Collateral.

The right of the collateral agent to foreclose upon, repossess, and dispose of the Collateral upon the occurrence of an event of default under the indenture that will govern the notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against it before the collateral agent repossessed and disposed of the Collateral (and sometimes even after). Upon the commencement of a case under the United States Bankruptcy Code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security previously repossessed from such debtor, without prior bankruptcy court approval, which may not be given or could be materially delayed. Moreover, the United States Bankruptcy Code permits the debtor to continue to retain and use collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional or replacement security or superpriority administrative expense claims if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for any such diminution in the value of its collateral if the value of the collateral exceeds the debt it secures.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court, it is impossible to predict:

•	whether or when payments under the notes could be made following the commencement of a bankruptcy case, or the length of any delay in making such payments;

•	whether or when the collateral agent could repossess or dispose of the Collateral;

•	the value of the Collateral at the time of the bankruptcy petition or any other relevant time; or

•	whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Any disposition of the Collateral during a bankruptcy case would also require permission from the bankruptcy court (which may not be given or could be materially delayed). Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on debt which is to be paid first out of the proceeds of the Collateral, the holders of the notes would hold a secured claim only to the extent of the value of the Collateral to which the holders of the notes are entitled and unsecured “deficiency” claims with respect to any shortfall or under-collateralization. The United States Bankruptcy Code only permits the payment and accrual of post- petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, the holders of the notes may not receive any payments from some or all of the guarantors.

Holders of the notes have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending upon (among other things) the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under federal or state fraudulent conveyance and fraudulent transfer statutes could avoid the obligations under a guarantee (and any related security interest) or further subordinate it to all other obligations of the guarantor. See “—Federal and state fraudulent conveyance or fraudulent transfer laws permit a court, under certain circumstances, to avoid the notes and the guarantees, subordinate claims in respect of the notes and the guarantees and/or require holders of the notes to return payments received from it in respect of the guarantees and, if that occurs, holders of notes may not receive any payments on the notes.” In addition, holders of notes will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of Notes—Subsidiary Guarantees.”

TrillerVerz is able to enter into transactions such as recapitalizations, reorganizations and other highly leveraged transactions that could adversely affect the holders of the notes.

Certain important corporate events, such as leveraged recapitalizations, could increase the level of its indebtedness or otherwise adversely affect its capital structure, credit ratings or the value of the notes. TrillerVerz could, in the future, enter into certain transactions, including acquisitions, reorganizations, refinancings or other recapitalizations, that could increase the amount of indebtedness outstanding at such time or otherwise affect its capital structure or credit ratings.

TrillerVerz may be unable to repay or repurchase the notes at maturity.

At maturity, the entire outstanding principal amount of the notes, together with accrued and unpaid interest, if any, will become due and payable. TrillerVerz may not have the funds to fulfill these obligations or the ability to renegotiate these obligations. If, upon the maturity date, other arrangements prohibit it from repaying the notes, TrillerVerz could try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or it could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if TrillerVerz were not able to obtain such waivers or refinance these borrowings, TrillerVerz would be unable to repay the notes.

An active trading market may not develop for the notes.

An active trading market may not develop for the notes. TrillerVerz does not intend to apply for listing of the notes on any securities exchange or on any automated dealer quotation system.

The liquidity of, and trading market for, the notes may also be adversely affected by, among other things:

•	changes in the overall market for securities similar to the notes;

•	changes in its financial performance or prospects;

•	the prospects for companies in its industry generally;

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the conditions of the financial markets; and

•	prevailing interest rates.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, which could have an adverse effect on the market prices of the notes.

Volatile trading prices may require holders of notes to hold the notes for an indefinite period of time.

If a market develops for the notes, the notes may trade at prices higher or lower than their face amount. The trading price would depend on many factors, such as prevailing interest rates, the market for similar securities, general economic conditions and its financial condition, performance and prospects. The market, if any, for any of the notes may not be free from disruptions that have caused substantial volatility in the prices of securities that are similar to the notes, and any such disruptions may adversely affect the prices at which holders of notes may sell their notes. In addition, subsequent to their initial issuance, the notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, its performance, and other factors. Disruptions of this type could have an adverse effect on the price of the notes. Holders of notes should be aware that they may be required to bear the financial risk of an investment in the notes for an indefinite period of time.

A lowering or withdrawal of any ratings that may be assigned to its debt securities by rating agencies may adversely affect the market price or liquidity of the notes.

Credit rating agencies continually revise their ratings for the companies that they follow, which could include us. Credit rating agencies also evaluate its industry as a whole and may change their credit ratings for TrillerVerz based on their overall view of its industry. Consequently, any real or anticipated changes in its credit ratings will generally affect the market value of the notes. Such rating may not remain for any given period of time or be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Credit ratings are not recommendations to purchase, hold or sell the notes, and may be revised or withdrawn at any time. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. If a credit rating is assigned to the notes and if the credit rating of the notes is subsequently lowered or withdrawn for any reason, holders of notes may not be able to resell their notes without a substantial discount.

Any credit rating or future lowering of its ratings likely would make it more difficult or more expensive for it to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, holders of notes may not be able to resell their notes at a favorable price or at all.

The notes will initially be held in book-entry form, and therefore holders must rely on the procedures of the relevant clearing systems to exercise their rights and remedies.

Unless and until certificated notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, The Depository Trust Company, or DTC, or its nominee, will be the sole holder of the notes. Payments of principal, interest and other amounts owing on or in respect of the notes in global form will be made to the paying agent, which will make payments to DTC. Thereafter, such payments will be credited to DTC participants’ accounts that hold book-entry interests in the notes in global form and credited by such participants to indirect participants. Unlike holders of the notes themselves, owners of book-entry interests will not have the direct right to act upon its solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if a holder owns a book-entry interest, such holder will be permitted to act only to the extent such holder has received appropriate proxies to do so from DTC or, if applicable, a participant. TrillerVerz cannot assure holders that the procedures implemented for the granting of such proxies will be sufficient to enable holders to vote on any requested actions on a timely basis.

TrillerVerz will have the right to redeem notes, subject to holders’ ability to convert such notes, at a redemption price equal to 100% of the principal amount of the notes.

Subject to the right of holders of notes to convert their notes into shares of Class A common stock (as defined in “Description of Notes—Certain Definitions”), upon not less than 10 days nor more than 60 days prior notice, TrillerVerz will have the right to redeem all or any part of the notes at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to (but excluding) the redemption date, subject to the rights of the holders of the notes on the relevant record date to receive interest on the relevant interest payment date. As a result of this redemption right, in the future TrillerVerz may redeem some of the notes held by holders at a price that is less than the then present fair market value of such notes and less than the price otherwise applicable to an optional redemption of such notes.

The limited and automatic conversion features of the notes could result in holders of notes receiving less than the value of Class A common stock into which the notes would otherwise be convertible.

The notes will automatically convert upon TrillerVerz achieving a certain implied value based on its market capitalization, which may be affected by events for which the conversion rate of the notes will not be adjusted. As a result, holders of notes may not be able to receive the value of the shares of Class A common stock into which the notes would otherwise be convertible or may receive Class A common stock having a value of less than the face amount of the notes being converted. Therefore, holders of notes may not be able to realize the appreciation, if any, in the value of Class A common stock after the issuance of the notes in the offering and prior to such date. In addition, the inability to freely convert and the automatic conversion may also adversely affect the trading price of the notes and the ability of holders of notes to sell the notes.

Holders of notes will bear the risk of a decline in the market price of Class A common stock between the date they exercise their conversion rights and the date that TrillerVerz settles its conversion obligations.

Under the notes, a converting holder will be exposed to fluctuations in the value of Class A common stock during the period from the date such holder surrenders notes for conversion until the date TrillerVerz settles its conversion obligation. The number of shares of Class A common stock that holders of notes would receive upon conversion of the notes is not fixed, but instead will be determined by the Conversion Rate, as adjusted from time to time following certain occurrences as set forth in the indenture that will govern the notes. See “Description of Notes—Conversion—General.”

In lieu of fractional shares of Class A common stock issuable upon conversion, TrillerVerz will deliver, based on the Daily VWAP (as defined in “Description of Notes—Certain Definitions”) for the relevant trading period, on the third business day immediately following the relevant conversion date, the consideration due in respect of conversion. See “Description of Notes—Conversion Rights—Settlement upon Conversion.”

The adjustment to the conversion rates for notes converted in connection with a Share Exchange Event may not adequately compensate holders of notes for any lost option value of their notes as a result of such transaction.

If a Share Exchange Event occurs prior to the maturity date, under certain circumstances, TrillerVerz may adjust the conversion rate by a number of additional shares of Class A common stock for notes converted in connection with such Share Exchange Event. The adjustment in the conversion rate will be determined based on the type of the specified Share Exchange Event, the date on which the specified Share Exchange Event becomes effective, and other factors as described under “Description of Notes—Conversion—Conversion Rate Adjustments” and “Description of Notes—Conversion—Share Exchange Event.”

The adjustment to the conversion rate for notes converted in connection with a make-whole fundamental change may not adequately compensate holders of notes for any lost option value of their notes as a result of such event.

Furthermore, the definition of Share Exchange Event is limited to certain specific transactions. Accordingly, the provisions of the indenture will not protect holders from other transactions that could significantly reduce the option value of the notes. For example, a spin-off or sale of a subsidiary or business division with volatile earnings, or a change in its line of business, could significantly affect the trading characteristics of Class A common stock and reduce the option value of the notes without constituting a Share Exchange Event that results in a temporary adjustment to the conversion rate.

Its obligation to adjust the conversion rates in connection with a Share Exchange Event could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

The conversion rates of the notes may not be adjusted for all dilutive events that may adversely affect the market price of the notes or the Class A common stock issuable upon conversion of the notes.

The conversion rate of the notes is subject to adjustment only for issuances of stock dividends on Class A common stock, issuances of certain rights, options or warrants to holders of Class A common stock, certain distributions of capital stock, indebtedness, or assets to holders of Class A common stock, cash dividends, and certain issuer tender or exchange offers as described under “Description of Notes—Conversion—Conversion Rate Adjustments.” However, other events, such as issuances of equity for value, employee stock option grants or third-party tender or exchange offers, which may adversely affect the market price of Class A common stock, may not result in any adjustment. In addition, the terms of the notes do not restrict its ability to offer Class A common stock or securities convertible into Class A common stock in the future or to engage in other transactions that could dilute Class A common stock. TrillerVerz has no obligation to consider the specific interests of the holders of the notes in engaging in any such offering or transaction.

Recent and future regulatory actions and other events regarding short selling activity may adversely affect the trading price and liquidity of the notes.

TrillerVerz expects that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors would typically implement such a strategy by selling short the Class A common stock underlying the notes and dynamically adjusting their short position while continuing to hold the notes. Investors may also implement this type of strategy by entering into swaps on Class A common stock in lieu of or in addition to short selling the Class A common stock. As a result, any specific rules regulating equity swaps or short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales or equity swaps with respect to Class A common stock could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct a convertible arbitrage strategy with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.

The SEC and other regulatory and self-regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including Class A common stock). Such rules and actions include Rule 201 of Commission Regulation SHO, which generally restricts short selling when the price of a “covered security” triggers a “circuit breaker” by falling 10% or more from the security’s closing price as of the end of regular trading hours on the prior day, the adoption by the Financial Industry Regulatory Authority, Inc. and the national securities exchanges of a “Limit Up-Limit Down” mechanism, which prevents trades in individual listed equity securities from occurring outside of specific price bands during regular trading hours, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts the ability of investors in, or potential purchasers of, the notes, to effect short sales of Class A common stock, borrow Class A common stock, or enter into swaps on Class A common stock could adversely affect the trading price and liquidity of the notes.

Holders of notes will have no rights with respect to Class A common stock until they convert their notes, but they may be adversely affected by certain changes made with respect to Class A common stock.

Holders of notes will have no rights with respect to Class A common stock, including voting rights, rights to respond to Class A common stock tender offers, if any, and rights to receive dividends or other distributions on Class A common stock, if any, prior to the conversion date relating to such notes, but their investment in the notes may be negatively affected by these events. Upon conversion, holders of notes will be entitled to exercise the rights of a holder of Class A common stock only as to matters for which the record date occurs on or after the conversion date.

For example, in the event that an amendment is proposed to our certificate of incorporation or our bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date related to a holder’s conversion of the notes, holders of notes will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of Class A common stock.

Holders of notes may be subject to tax if TrillerVerz makes or fails to make certain adjustments to the conversion rate of the notes even though they do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including in the event that TrillerVerz pays cash dividends on Class A common stock. See “Description of Notes—Conversion—Conversion Rate Adjustments.” If, as a result of an adjustment, the proportionate interest of holders of notes in its assets or earnings and profits is increased, holders of notes may be deemed for U.S. federal income tax purposes to have received a distribution taxable as a dividend even though they would not have received any cash or property in connection with such adjustment. Similarly, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases the proportionate interest of holders of notes in it could be treated as a deemed taxable dividend to holders of notes for U.S. federal income tax purposes. In addition, if a Share Exchange Event occurs on or prior to the maturity date, under some circumstances, TrillerVerz will adjust the conversion rate for notes converted in connection with the Share Exchange Event, which may also be treated as a deemed taxable dividend to holders of notes for U.S. federal income tax purposes. For any holder of notes that is a non-U.S. holder (as defined in the section entitled “Certain Material U.S. Federal Income Tax Considerations”), any deemed dividend generally will be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be withheld from subsequent payments on the notes or any Class A common stock received upon conversion thereof. See the section entitled “Certain Material U.S. Federal Income Tax Considerations” for a further discussion of U.S. federal income tax implications for investors in the notes.

Holders of notes may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the notes even though they do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment in certain circumstances, including in the event that we pay cash dividends on Class A common stock. See “Description of Notes—Conversion—Conversion Rate Adjustments.” If, as a result of an adjustment, the proportionate interest of holders of notes in its assets or earnings and profits is increased, holders of notes may be deemed for U.S. federal income tax purposes to have received a distribution taxable as a dividend even though they would not have received any cash or property in connection with such adjustment. Similarly, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases the proportionate interest of holders of notes inTrillerVerz could be treated as a deemed taxable dividend to holders of notes for U.S. federal income tax purposes. In addition, if a Share Exchange Event occurs on or prior to the maturity date, under some circumstances, we will adjust the conversion rate for notes converted in connection with the Share Exchange Event, which may also be treated as a deemed taxable dividend to holders of notes for U.S. federal income tax purposes. For any holder of notes that is a non-U.S. holder (as defined in the section entitled “Certain Material U.S. Federal Income Tax Considerations”), any deemed dividend generally will be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be withheld from subsequent payments on the notes or any Class A common stock received upon conversion thereof. See the section entitled “Certain Material U.S. Federal Income Tax Considerations” for a further discussion of U.S. federal income tax implications for investors in the notes.

Sales of substantial amounts of Class A common stock in the public markets, or the perception that such sales could occur, could reduce the market price of Class A common stock.

Sales of a substantial number of shares of Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of Class A common stock. TrillerVerz is unable to predict the effect that such sales may have on the prevailing market price of Class A common stock. Sales of a substantial number of such shares, or the perception that such sales may occur, could cause its stock price to fall or make it more difficult for holders of notes to sell Class A common stock they receive upon conversion of the notes at a time and price that they deem appropriate.

TrillerVerz may issue Class A common stock or equity securities senior to Class A common stock in the future for a number of reasons, including to finance its operations and growth plans or to adjust its ratio of debt-to-equity. Future sales or issuances of shares of Class A common stock or other equity securities, or the availability of shares of Class A common stock or such other equity securities for future sale or issuance may negatively affect the trading price of Class A common stock. No prediction can be made as to the effect, if any, that future sales or issuance of shares of Class A common stock or other equity or equity-linked securities will have on the trading price of Class A common stock and, in turn, the notes.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes, or may otherwise depress the price of Class A common stock.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders to the extent TrillerVerz delivers shares of Class A common stock upon conversion of any of the notes. The notes may from time to time in the future be convertible at the option of their holders prior to their scheduled terms under certain circumstances. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of Class A common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could be used to satisfy short positions, or anticipated conversion of the notes into shares of Class A common stock could depress the price of Class A common stock.

Risks Related to Triller

Risks related to Triller Platform

If Triller’s efforts to attract users are not successful, its revenues will be affected adversely.

To succeed, Triller must continue to attract and retain users who have traditionally engaged cable channels, such as ESPN, HBO and Showtime, and pay-per-view and video-on-demand, or VOD, as well as internet media such as YouTube, TikTok and Netflix, for entertainment. Triller’s ability to attract and retain users will depend in part on its ability to consistently provide its users a high quality experience. Triller must also continue to attract and retain users who desire to leverage Triller’s platform to disseminate their content and interact with their followers and customers. If users in either category do not perceive Triller’s products to be of high quality, or if Triller introduces new products that are not favorably received by them, Triller may not be able to attract or retain users. Additionally, many of Triller’s users originate from word-of-mouth and referrals from existing users. If Triller’s efforts to satisfy its existing users are not successful, Triller may not be able to attract new users, and as a result, its revenue will be affected adversely.

If its users do not continue to view and/or contribute content or their contributions and/or the content they view are not perceived as valuable to other Triller users, Triller may experience a decline in user growth, retention, and engagement which could result in the loss of revenue.

Triller’s success depends on its ability to provide users with engaging content, which in part depends on user contributed content. If users, including influential users such as celebrities, athletes, journalists, sports teams, media outlets, and brands, do not continue to contribute engaging content to the Triller app and its other channels, its user growth, retention, and engagement may decline. That, in turn, may impair its ability to maintain good relationships with its advertisers or attract new advertisers, which may seriously harm its business and financial performance.

Triller must increase the scale and efficiency of its technology infrastructure to support its growth.

Triller’s technology must scale to process the increased usage of its platform. Triller must continue to increase the capacity of its platform to support its high-volume strategy, to cope with increased data volumes and parties and an increasing variety of advertising formats and platforms, and to maintain a stable service infrastructure and reliable service delivery. To the extent Triller is unable, for cost or other reasons, to effectively increase the capacity of its platform or support emerging advertising formats or services preferred by buyers, its revenue will suffer. Triller expects to continue to invest in its platform to meet increasing demand. Such investment may negatively affect its profitability and results of operations.

Triller may not be successful in its efforts to further monetize its platform, which may harm its business.

Triller generates platform revenue from content publishers, brand advertising campaigns and on a transactional basis from subscription and PPV purchases, and content transactions. As such, Triller is seeking to expand its user base and increase the number of hours that are streamed and the volume of content that is published across and from its platform in an effort to create additional revenue opportunities.

Triller’s ability to deliver more relevant content to its users and to increase its platform’s value to business users such as brands depends on the collection of user engagement data, which may be restricted or prevented by a number of factors. Users may decide to opt out or restrict some of its ability to collect personal data or to provide them with more relevant and sponsored content. Content publishers could refuse to allow Triller to collect data regarding user engagement or refuse to implement mechanisms it requests to ensure compliance with its legal obligations or technical requirements in some instances. If these possible scenarios occur to a large enough extent, it may not be able to achieve its expected growth in platform revenue or gross profit. If it is unable to further monetize its platform, its business may be harmed.

Changes in public and consumer tastes and preferences and industry trends and technology could reduce demand for Triller’s services and content offerings and adversely affect its business.

Triller’s ability to generate revenues is highly sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of the talent and brands it partners with and the assets it owns. Its success depends in part on its ability to generate commerce and offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. Its operations and revenues are affected by consumer tastes and entertainment trends, including consumer use of applications like the Triller app and FITE, and the market demand for live sports and music events, user-generated content generally, and internet-based brand engagement, each of which are unpredictable and may be affected by changes in the social and political climate or global issues such as the COVID-19 pandemic. Changes in consumers’ tastes or a change in the perceptions of Triller’s platform, content and business partners, whether as a result of the social, cultural or political climate or otherwise, could adversely affect its operating results. Triller’s failure to avoid a negative perception among consumers or anticipate and respond to changes in consumer preferences, including in the form of content creation or distribution, could result in reduced demand for its services and content offerings or those of its partners and owned assets across its platform, which could have an adverse effect on its business, financial condition and results of operations.

Consumer tastes change frequently and it is a challenge to anticipate what offerings will be successful at any point in time. Triller may invest in its content and owned assets, including in the creation of features for its platform and the production and distribution of original content, before learning the extent to which the platform and such content will achieve popularity with consumers. A lack of popularity of its platform, services, content offerings, or owned assets could have an adverse effect on its business, financial condition and results of operations.

Triller also must successfully adapt to and manage technological trends and advances in its industry. If Triller is unable to adopt or is late in adopting technological changes and innovations that other entertainment platforms offer, it may lead to a loss of consumers viewing its content, a reduction in revenues from brand partnerships, sponsorships, advertising, ticket sales, merchandise sales. Triller must keep up with changing consumer behavior driven by advances that allow for time shifting and on-demand viewing, such as digital video recorders and video-on-demand, as well as internet-based and broadband content delivery and mobile devices. If Triller fails to adapt its distribution methods and content to emerging technologies and new distribution platforms, its ability to generate revenue from its targeted audiences may decline and could result in an adverse effect on its business, financial condition, and results of operations.

Failure to convince brands of the benefits of Triller’s platform in the future could harm its business.

Triller’s ability to attract and retain brands, and ultimately to generate advertising, sponsorship, and brand partnership revenue, depends on a number of factors, including: attracting and retaining the number of users; keeping current with changes in technology and competitors; delivering desirable content; competing effectively for advertising and sponsorship dollars from other online platforms as well as media companies; and continuing to develop and diversify its platform, which currently includes delivery in-app, live event sponsorships, and conversational AI technology.

Advertisers may view advertising, sponsorship, or partnership with Triller as experimental and unproven and may utilize competing alternatives at any time. Triller may never succeed in capturing a significant share of its advertisers’ core advertising spending, particularly if Triller is unable to achieve the scale and market penetration necessary to demonstrate the effectiveness of its platform, services and content offerings, or if its model proves ineffective or not competitive when compared to alternatives. Failure to demonstrate the value of its service would result in reduced spending by, or loss of, existing or potential future advertisers, which would materially harm its revenue and business.

If there are interruptions or performance problems associated with the technology or infrastructure of Triller, including as a result of security breaches and other malicious attacks, users may experience service outages, new users may be reluctant to adopt Triller’s product offerings, users may leave its platforms, and its reputation could be harmed.

Triller’s business and continued growth rely, in part, on the ability of existing and potential users to access the Triller platform without interruption or degradation of performance. Triller has in the past and may in the future experience disruptions, outages, and other performance problems with its technology due to factors such as infrastructure changes, introductions of new functionalities, human or software errors, capacity constraints, or attacks by malicious third parties.

In some instances, Triller may not be able to identify the cause or causes of these performance problems immediately or in short order. Triller may not be able to maintain the level of service uptime and performance required by customers, especially during peak usage times and as its user traffic and number of integrations increase. If Triller’s platforms are unavailable or if users are unable to access these platforms within a reasonable amount of time (especially during live events), or at all, its business would be harmed. Since users on Triller rely on the Triller app to create and share social media content (including videos) and experience live event programming, any outage on Triller would negatively impact its brand, reputation, and customer satisfaction, and could give rise to legal liability under its service level agreements with paid customers.

Moreover, Triller depends on services from various third parties to maintain its infrastructure, including cloud-based infrastructure services. If a service provider fails to provide sufficient capacity to support Triller or otherwise experiences service outages, such failure could interrupt access to Triller by users and organizations, which could adversely affect their perception of Triller’s reliability and its revenue. Any disruptions in these services, including as a result of actions outside of its control, would significantly impact the continued performance of Triller. In the future, these services may not be available to it on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of Triller until equivalent technology is either developed by it or, if available from another provider, is identified, obtained, and integrated into its infrastructure. Triller may also be unable to effectively address capacity constraints, upgrade its systems as needed, and continually develop its technology and network architecture to accommodate actual and anticipated changes in technology.

All of the foregoing platforms, services and technologies are vulnerable to malicious attacks and security breaches. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, and others. The techniques used to breach security safeguards evolve rapidly, and they may be difficult to detect for an extended period of time, and the measures Triller takes to safeguard its technology may not adequately prevent such incidents.

While Triller has taken steps to protect its confidential and personal information and that of its clients and other business relationships and has invested in information technology, there can be no assurance that its efforts will prevent service interruptions or security breaches in its systems or the unauthorized or inadvertent wrongful use or disclosure of such confidential information. Such incidents could adversely affect its business operations, reputation, and client relationships. Any such breach would require Triller to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including the payment of fines. Although Triller maintains an insurance policy that covers data security, privacy liability, and cyber-attacks, its insurance may not be adequate to cover losses arising from breaches or attacks on its systems. Triller also may be required to notify regulators about any actual or perceived personal data breach as well as the individuals who are affected by the incident within strict time periods.

Triller is also in the process of integrating the technology of its acquired companies. The resulting size and diversity of its technology systems, as well as the systems of third-party vendors with whom Triller contracts, increase the vulnerability of such systems to breakdowns and security breaches. In addition, Triller relies on technology at live events, the failure or unavailability of which, for any significant period of time, could affect its business, its reputation and the success of its live events. Triller also relies on technology to provide its digital offerings, live streaming and virtual events, which may be vulnerable to hacking, denial of service attacks, human error and other unanticipated problems or events that could result in interruptions in its service and unauthorized access to, or alteration of, the content and data contained on its systems and those of its third-party vendors. Any significant interruption or failure of the technology upon which Triller relies, or any significant breach of security, could result in decreased performance and increased operating costs, adversely affecting its business, financial condition, and results of operations.

In addition, its use of social media via the Triller app and its websites presents the potential for further vulnerabilities. For instance, Triller may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, DDOS attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of employees or officers, abuse of comments and message boards, fake reviews, doxing and swatting. While Triller has internal policies in place to protect against these vulnerabilities, it can make no assurances that it will not be adversely affected should one of these events occur. Additionally, there is an increased risk that Triller may experience cybersecurity-related events, such as COVID-19-themed phishing attacks and other security challenges, as a result of most of its employees and its service providers working remotely from non-corporate-managed networks during the ongoing COVID-19 pandemic and potentially beyond.

Any of the above circumstances or events may adversely impact the user experience, harm Triller’s reputation, cause organizations to terminate their agreements, impair Triller’s ability to obtain license renewals from organizations, impair Triller’s ability to grow its user base, subject Triller to financial penalties, and otherwise harm Triller’s business, results of operations and financial condition.

Triller’s ability to introduce new features, capabilities, and enhancements is dependent on adequate research and development resources. If Triller does not adequately fund its research and development efforts, or if its research and development investments do not translate into material enhancements to Triller, it may not be able to compete effectively and its business, results of operations, and financial condition may be harmed.

To remain competitive, Triller must continue to develop new features, capabilities, and enhancements to the Triller platform, including all of its services and technology offerings. This is particularly true as Triller further expands and diversifies its capabilities to address additional markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If Triller is unable to develop features and capabilities internally due to certain constraints, such as employee turnover, lack of management ability, or a lack of other research and development resources, its business may be harmed. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause it to experience delays between the time Triller incurs expenses associated with research and development and the time it is able to offer compelling features, capabilities, and enhancements and generate revenue, if any, from such investment. Additionally, anticipated demand for a feature, integration, capability or enhancement Triller is developing could decrease after the development cycle has commenced, and Triller would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability or enhancement. If Triller expends a significant amount of resources on research and development and its efforts do not lead to the successful introduction or improvement of features, integrations, and capabilities that are competitive, it would harm its business, results of operations, and financial condition.

Further, many of its competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to its competitors’ research and development programs. Its failure to maintain adequate research and development resources or to compete effectively with the research and development programs of its competitors would give an advantage to such competitors and may harm its business, results of operations, and financial condition.

In 2021, Triller launched subscription packages to bring its collection of virtual and live events and other content in its library to paid subscribers. While it determined these prices and packages based on prior experience and market competition, its assessments may not be accurate and Triller could be underpricing or overpricing its services, which may require it to continue to adjust its pricing packages. Furthermore, subscriber price sensitivity may vary by location, and as it expands into different countries, its pricing packages may not enable it to compete effectively in these countries. In addition, if its platform or services change, then it may need to, or choose to revise its pricing. Such changes to its pricing model or its ability to efficiently price its brand services offerings, digital and in-person event tickets, content library could harm its business.

The failure to maintain or renew its agreements with producers or distributors of free, freemium and pay-per-view content could adversely impact Triller’s business.

As Triller’s revenues are partly generated, directly and indirectly, from the distribution of its free, freemium, and pay-per-view programming, any failure to maintain or renew its arrangements with the producers or distributors of its programs could cause a significant loss of viewers, venues, distribution channels or performers and have a material adverse effect on its business, operating results and financial condition and the price of its common stock.

If Triller is unable to ensure that the Triller app interoperates with a variety of software applications that are developed by others, including its partners, Triller may become less competitive and its results of operations may be harmed.

The Triller platform must integrate with a variety of network, hardware, and software platforms, and Triller needs to continuously modify and enhance the platform to adapt to changes in hardware, software, networking, browser, and database technologies. In particular, Triller has developed its platform to be able to easily integrate with third-party applications, including the applications of software providers that compete with it as well as its partners, through the interaction of APIs. In general, Triller relies on the providers of such software systems to allow it access to their APIs to enable these user integrations. Triller is typically subject to standard terms and conditions for application developers of such providers, which govern the distribution, operation, and fees of such software systems, and which are subject to change by such providers from time to time. Its business may be harmed if any provider of such software systems:

•	discontinues or limits Triller’s access to its software or APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on Triller or other application developers;

•	changes how information is accessed by Triller or its users;

•	establishes more favorable relationships with one or more of Triller’s competitors; or

•	develops or otherwise favors its own competitive offerings over Triller’s.

Third-party services and products are constantly evolving, and Triller may not be able to modify the Triller app to assure its compatibility with that of other third parties following development changes. In addition, some of its competitors may be able to disrupt the operations or compatibility of the Triller app with their products or services, or exert strong business influence on its ability to, and terms on which Triller operates. Should any of its competitors modify their products or standards in a manner that degrades the functionality of the Triller app or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, the interoperability of the Triller app with these products could decrease and its business, results of operations, and financial condition could be harmed. If Triller is not permitted or able to integrate with these and other third-party applications in the future, demand for the Triller app would be harmed and its business, results of operations, and financial condition would be harmed.

Triller has created websites and mobile versions of the various offerings that comprise the platform to respond to the increasing number of people who access the Internet through mobile devices and access cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these websites and mobile applications do not perform well, its business may suffer. Triller is also dependent on third-party application stores that may prevent it from timely updating the Triller app; building new features, integrations, and capabilities; or charging for access. Triller distributes the mobile Triller application via smartphone and tablet application stores managed by Apple and Google, among others. Certain of these companies are now, and others may in the future become, competitors of Triller, and could stop allowing or supporting access to the platform or the apps that comprise the platform through their products, could allow access to the platform or such apps only at an unsustainable cost, or could make changes to the terms of access in order to make Triller’s platform and applications less desirable or harder to access, for competitive reasons. In addition, Triller’s platform and applications interoperate with servers, mobile devices, and software applications predominantly through the use of protocols, many of which are created and maintained by third parties. Triller, therefore, depends on the interoperability of the its applications with such third-party services, mobile devices, and mobile operating systems, as well as cloud-enabled hardware, software, networking, browsers, database technologies, and protocols that Triller does not control. Any changes in such technologies that degrade the functionality of Triller’s apps or give preferential treatment to competitive services could adversely affect adoption and usage of Triller’s apps. Also, Triller may not be successful in developing or maintaining relationships with key participants in the mobile industry or in ensuring that Triller’s apps operate effectively with a range of operating systems, networks, devices, browsers, protocols, and standards. If Triller is unable to effectively anticipate and manage these risks, or if it is difficult for users to access and use Triller’s apps, its business, results of operations, and financial condition may be harmed.

Triller relies on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase its costs and adversely affect the quality of Triller.

Triller relies on technologies from third parties to operate critical functions of its business, including cloud infrastructure services and customer relationship management services. Triller’s business would be disrupted if any of the third-party software or services Triller utilizes, or functional equivalents thereof, were unavailable due to extended outages or interruptions, or because they are no longer available on commercially reasonable terms or prices. In each case, Triller would be required to either seek licenses to software or services from other parties and redesign the Triller app or certain aspects of Triller to function with such software or services or develop these components itself, which would result in increased costs and could result in delays in launches and releases of new features, integrations, capabilities or enhancements until equivalent technology can be identified, licensed, or developed, and integrated into the Triller app. Furthermore, Triller might be forced to limit the features available in Triller. These delays and feature limitations, if they occur, could harm its business, results of operations, and financial condition.

Triller depends on effectively operating with Internet Service Providers (ISPs), regulations, and standards that it does not control. Changes in its products or to those ISPs, regulations, or standards may seriously harm its user growth, retention, and engagement.

Triller’s products require high-bandwidth data capabilities. If the costs of data usage increase or access to cellular networks is limited, its user growth, retention, and engagement may be seriously harmed. Additionally, the adoption of any laws or regulations that adversely affect the growth, popularity, or use of the internet, including laws governing internet neutrality, could decrease the demand for its products and increase its cost of doing business. Current Federal Communications Commission, or FCC, “open internet rules” prohibit mobile providers in the United States from impeding access to most content, or otherwise unfairly discriminating against content providers such as us. These rules also prohibit mobile providers from entering into arrangements with specific content providers for faster or better access over their data networks. The European Union similarly requires equal access to internet content. Additionally, as part of its Digital Single Market initiative, the European Union may impose network security, disability access, or 911-like obligations on OTT services such as those provided by it, which could increase its costs. If the FCC, Congress, the European Union, or the courts modify these open internet rules, mobile providers may be able to limit its users’ ability to access Triller or make Triller a less attractive alternative to its competitors’ applications. Were that to happen, its business would be seriously harmed.

Triller’s business may be adversely affected if its access to music rights is limited or delayed. The concentration of control of music related content by its major providers means that even one entity, or a small number of entities working together, may unilaterally affect its access to music and other content.

Triller relies on music rights holders, over whom it has no control, for the music related content Triller makes available on its platforms. Triller cannot guarantee that these parties will always choose to license to it.

The music industry has a high level of concentration, which means that one or a small number of entities may, on their own, take actions that adversely affect Triller’s business. For example, the music licensed to it under its agreements with entertainment and media companies, makes up the majority of music consumed on its platform.

Its business may be adversely affected if its access to music is limited or delayed because of deterioration in its relationships with one or more of these rights holders or if they choose not to license to it for any other reason. Rights holders also may attempt to take advantage of their market power to seek onerous financial terms from it, which could have a material adverse effect on its financial condition and results of operations.

Even if Triller is able to secure music rights from record labels and other copyright owners, artists and/or artist groups may object and may exert public or private pressure on third parties to discontinue licensing rights to it, hold back content from it, or increase royalty rates. As a result, its ability to continue to license rights to music and sound recordings is subject to convincing a broad range of stakeholders of the value and quality of its service.

To the extent that Triller is unable to license a large amount of content or the content of certain popular artists, its business, operating results, and financial condition could be materially harmed.

If Triller becomes subject to liability for the Internet content that it publishes or uploads from its users, the results of its operations would be affected adversely.

As a publisher of online content, Triller faces potential liability for negligence, copyright, patent or trademark infringement or other claims based on the nature and content of materials that it publishes or distributes.

Triller also may face potential liability for content uploaded from its users in connection with its community-related content or third party or partner event reviews. Litigation to defend these claims could be costly and harm the results of its operations. Triller cannot guarantee that it is adequately insured to indemnify it for all liability that may be imposed on it.

Risks Related to Triller’s Live Events

Triller’s ability to generate revenue from discretionary consumer and corporate spending on entertainment and sports events, such as ticket sales, corporate sponsorships and advertising, is subject to many factors, including many that are beyond its control, such as general macroeconomic conditions and catastrophic events.

Triller’s business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income such as unemployment levels, fuel prices, interest rates, changes in tax rates, tax laws that impact companies or individuals, and inflation can significantly impact its operating results. Declines in advertising, sponsorship and other brand partnership revenue can also be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies causing advertisers to alter their spending priorities based on these or other factors. In addition, brands’ willingness to purchase advertising or to sponsor Triller’s live events may be adversely affected by lower audience ratings for its programming content. While consumer and corporate spending may decline at any time for reasons beyond Triller’s control, such as natural disasters, severe weather, wars, acts of terrorism, power loss, telecommunications failure, or other catastrophic events, the risks associated with its businesses become more acute in periods of a slowing economy or recession, which may be accompanied by reductions in corporate sponsorship and advertising and decreases in attendance at live entertainment and sports events, among other things. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any future deterioration in economic conditions, thereby possibly impacting its operating results and growth. A prolonged period of reduced consumer or corporate spending, such as those during the COVID-19 pandemic, could have an adverse effect on its business, financial condition, and results of operations.

Owning and managing certain events for which Triller sells media and sponsorship rights and ticketing exposes it to greater financial risk. If the live events that Triller owns and manages are not financially successful, its business could be adversely affected.

Triller acts as a principal by owning and managing certain live events for which it sells media and sponsorship rights and ticketing, such as Triller Fight Club and Triad Combat events and Verzuz battles. Organizing and operating a live event involves significant financial risks as Triller bears all or most event costs, including a significant amount of up-front costs. In addition, Triller typically books its live events many months in advance of holding the event and often agrees to pay various third parties fixed guaranteed amounts prior to receiving any related revenue. Accordingly, if a planned event fails to occur or there is any disruption in its ability to live stream or otherwise distribute an event, whether as a result of technical difficulties or otherwise, Triller could lose a substantial amount of these up-front costs, fail to generate the anticipated revenue, and be forced to issue refunds for media and sponsorship rights, advertising fees, and ticket sales. If Triller is forced to postpone a planned event, it would incur substantial additional costs in order to stage the event on a new date, may have reduced attendance and revenue, and may have to refund fees. Triller could be compelled to cancel or postpone all or part of an event for many reasons, including poor weather, issues with obtaining permits or government regulation, performers failing to participate, as well as operational challenges caused by extraordinary incidents, such as terrorist or other security incidents, mass-casualty incidents, natural disasters, public health concerns including pandemics, or similar events. Such incidents have been shown to cause a nationwide disruption of commercial and leisure activities. Triller often has cancellation insurance policies in place to cover a portion of its losses if it is compelled to cancel an event, but its coverage may not be sufficient and is subject to deductibles. If the live events that Triller owns and manages are not financially successful, it could suffer an adverse effect on its business, financial condition and results of operations.

Participants and spectators in connection with Triller’s live entertainment and sports events are subject to potential injuries and accidents, which could subject it to personal injury or other claims and increase its expenses, as well as reduce attendance at its live entertainment and sports events, causing a decrease in its revenue.

There are inherent risks to participants and spectators involved with producing, attending, or participating in live entertainment and sports events. Injuries and accidents may occur from time to time in the future, which could subject Triller to substantial claims and liabilities for injuries. Incidents in connection with its entertainment and sports events at any of its venues or venues that Triller rents could also result in claims, reducing operating income or reducing attendance at its events, causing a decrease in its revenues. There can be no assurance that the insurance Triller maintains will be adequate to cover any potential losses. The physical nature of many of its live sports events exposes the athletes that participate to the risk of serious injury or death. These injuries could include concussions, and many sports leagues and organizations have been sued by athletes over alleged long-term neurocognitive impairment arising from concussions. Although the participants in certain of its live sports events, as independent contractors, are responsible for maintaining their own health, disability and life insurance, Triller may seek coverage under its accident insurance policies, if available, or its general liability insurance policies, for injuries that athletes incur while competing. To the extent such injuries are not covered by its policies, Triller may self-insure medical costs for athletes for such injuries. Liability to it resulting from any death or serious injury, including concussions, sustained by athletes while competing, to the extent not covered by its insurance, could adversely affect its business, financial condition, and operating results.

The failure to continue to create popular live events and PPV programming could adversely impact Triller’s business.

The creation, marketing and distribution of its media entertainment programming, including its pay-per-view and digital live events, is critical to Triller’s business and to its ability to generate revenues. A failure to continue to develop creative and entertaining programs and events would likely lead to a decline in the popularity of its brand of entertainment and would adversely affect its ability to generate revenues and could have a material adverse effect on its business, operating results and financial condition.

Triller may pay upfront expenses when planning live events, entering into exclusive agreements for video series, or gaining music licenses, and if these arrangements do not perform as it expects, its business, results of operations and financial condition may be harmed.

Triller may pay one-time, upfront non-recoupable or recoupable signing fees or advances to certain entertainers (e.g. musicians, athletes, and influencers), or event venues in order to produce high-quality live and virtual entertainment, or gain exclusive ticketing or streaming video rights. Triller may also pay upfront fees for access to song catalogs by music labels. These payments are common practice in certain segments of the entertainment industry and are typically made upon entering into an exclusive service contract with it. If the party does not comply with the terms of the contract or perform an event, such fees are refundable to Triller. Triller pays these upfront fees based on the expectations to generate revenue on ticket sales, sponsorships, advertising and on-demand payments by users. Triller makes the decision to make these payments based on its assessment of the past success of the entertainers, past event data, and other financial information. Triller includes commercial and legal protections in its contracts that include upfront fees, such as requiring certain performance obligations, to mitigate the financial risk of making these payments. However, live and virtual events may vary greatly from year-to-year and from event to event. If its assumptions and expectations prove wrong, or a counterparty defaults, resulting in an unsuccessful event, its return on these signing fees will not be realized and its business and results of operations will be harmed.

Triller may be prohibited from promoting and conducting its live events if it does not comply with applicable regulations.

In various states in the United States, athletic commissions and other applicable regulatory agencies require Triller to comply with their regulations, which may include obtaining promoters licenses, performers licenses, medical licenses and/or event permits in order for it to promote and conduct its live events. In the event that Triller fails to comply with the regulations of a particular jurisdiction, it may be prohibited from promoting and conducting live events in that jurisdiction. The inability to present its live events over an extended period of time or in a number of jurisdictions could have a material adverse effect on its business, operating results and financial condition and the price of its common stock.

Triller’s insurance may not be adequate.

Triller plans to hold approximately twenty live events each year primarily in the United States. This schedule exposes its performers and its employees who are involved in the production of those events to the risk of travel and performance-related accidents, the consequences of which may not be fully covered by insurance. The physical nature of its events exposes its performers to the risk of serious injury or death. Although Triller has general liability insurance and umbrella insurance policies, and although its performers are responsible for obtaining their own health, disability and life insurance, Triller cannot assure you that the consequences of any accident or injury will be fully covered by insurance. Its liability resulting from any accident or injury not covered by its insurance could have a material adverse effect on its business, operating results and financial condition and the price of its common stock.

Labor disputes, whether involving Triller’s own employees or sports leagues, or creative talent, or broadcast partners may disrupt its operations and adversely affect its results of operations.

Some of the performers and vendors Triller uses for its live events and content production, including music and athletic talent and production crews, may be covered by collective bargaining agreements or works councils. If the parties Triller has contracts with are unable to reach agreements with labor unions before the expiration of their collective bargaining agreements, the individuals who were covered by those agreements may have a right to strike or take other actions that could adversely affect it. Moreover, many collective bargaining agreements are industry-wide agreements, and Triller may lack practical control over the negotiations and terms of the agreements. A labor dispute involving its contracted parties may result in work stoppages or disrupt its operations and reduce its revenue, and resolution of disputes may increase its costs.

Labor disputes in sports leagues or associations could have an adverse impact on its business, financial condition and results of operations. In addition, any labor disputes that occur in any sports league or association for which Triller has the rights to broadcast live games or events may preclude it from airing or otherwise distributing scheduled games or events, which could have a negative effect on its business, financial condition and results of operations.

The sales cycle for live events programming varies and may negatively affect Triller’s ability to prepare accurate financial forecasts.

The sales cycle related to its live events programming and the related revenue streams, which typically ranges from a single week to multiple months, may also cause Triller to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, Triller may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that it does not receive as a result of delays arising from these factors, and its results of operations in future reporting periods may be below the expectations of investors. If Triller does not address these risks successfully, its results of operations could differ materially from its estimates and forecasts or the expectations of investors, causing its business to suffer and its common stock price to decline.

Risks Related to Triller Business and Operations

Triller has a limited operating history, which makes it difficult to forecast its revenue and evaluate its business and future prospects.

Triller was launched in 2019 and much of its growth has occurred in recent periods. As a result of its limited operating history, Triller’s ability to forecast its future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. Triller has encountered and expects to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein.

Triller has incurred losses each year since its inception, Triller expects its operating expenses to increase, and it may not become profitable in the future.

Triller has incurred losses each year since its inception, including net losses of $27.5 million and $191.6 million, excluding stock and warrant based compensation and other non-recurring extraordinary expenses, for the fiscal years ended December 31, 2020 and 2021, respectively, and Triller may never achieve or maintain profitability. In addition, its operating expenses have increased over time. As Triller continues to expand its business, industry verticals, and the breadth of its operations, upgrade its infrastructure, hire additional employees, expand into new markets, invest in sales and marketing, including expanding its sales organization, lease more real estate to accommodate its anticipated future growth, and incur costs associated with general administration, including expenses related to being a public company, Triller expects that its costs of revenue and operating expenses will continue to increase. To the extent Triller is successful in increasing its customer base, Triller may also incur increased losses because the costs associated with acquiring and growing its customers and with research and development are generally incurred upfront, while its revenue from customer contracts is generally recognized over the contract term. Triller may not be able to increase its revenue at a rate sufficient to offset increases in its costs of revenue and operating expenses in the near term or at all, which would prevent it from achieving or maintaining profitability in the future. Any failure by Triller to achieve, and then sustain or increase, profitability on a consistent basis could adversely affect its business, financial condition, and results of operations.

The impact of the COVID-19 global pandemic could continue to materially and adversely affect Triller’s business, financial condition and results of operations.

Triller’s business and operations have been and could continue to be adversely affected by the global COVID-19 pandemic. The COVID-19 pandemic and efforts to control its spread have curtailed the movement of people, goods and services worldwide, including numerous state and local jurisdictions and markets where Triller operates. The COVID-19 pandemic began to have a significant adverse impact on Triller’s business and operations beginning in March 2020, including limitations on live events; stoppages of entertainment productions; and reduced corporate spending on marketing and sales.

While activity has resumed in certain of its businesses and restrictions have been lessened or lifted, restrictions impacting certain of Triller’s businesses remain in effect. As a result of this and numerous other uncertainties, including the duration of the pandemic, potential for a resurgence of cases, impact of variants, enduring and additional actions that may be taken by governmental authorities to control the spread of COVID-19, Triller is unable to accurately predict the full impact of COVID-19 on its business, results of operations, financial position and cash flows; however, its impact may be significant. The ongoing pandemic has had a significant impact on its cash flows from operations. Triller expects that any recovery will continue to be gradual and that the wider impact on revenue and cash flows will vary, but will generally depend on the factors listed above and the general uncertainty surrounding COVID-19. Additionally, any extreme market and economic conditions caused by COVID-19 may cause a material impact on Triller’s ability to raise capital, if needed, on a timely basis and on acceptable terms, or at all.

To the extent the COVID-19 pandemic adversely affects Triller’s business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to its liquidity.

Triller depends on the continued service of the members of its executive management and other key employees, the loss or diminished performance of whom could adversely affect its business.

Triller’s performance is substantially dependent on the performance of the members of its executive management and other key employees. Although Triller has entered into employment agreements with certain members of its senior management team and it typically seeks to sign employment agreements with the management of acquired businesses, Triller cannot be sure that any member of its senior management will remain with it or that they will not compete with it in the future. The loss of any member of its senior management team could impair its ability to execute its business plan and growth strategy, have a negative impact on its revenues and the effective working relationships that its executive management have developed, and cause employee morale problems and the loss of additional key employees, managers, and clients.

Triller’s recent acquisitions have caused it to grow rapidly, and Triller will need to continue to make changes to operate at its current size and scale. Triller may face difficulty in further integrating the operations of the businesses acquired in its recent transactions, and it may never realize the anticipated benefits and cost synergies from all of these transactions. If Triller is unable to manage its current operations or any future growth effectively, its business could be adversely affected.

Triller’s recent acquisitions have caused it to grow rapidly, and Triller may need to continue to make changes to operate at its current size and scale. If Triller fails to realize the anticipated benefits and cost synergies from its recent acquisitions, or if it experiences any unanticipated or unidentified effects in connection with these transactions, including write-offs of goodwill, accelerated amortization expenses of other intangible assets, or any unanticipated disruptions with important third-party relationships, its business, financial condition, and results of operations could be adversely affected. Moreover, its recent acquisitions involve risks and uncertainties including those associated with the integration of operations, financial reporting, technologies and personnel, and the potential loss of key employees, customers, or strategic partners. Because the integration of the businesses acquired in its recent transactions have and will require significant time and resources, and it may not be able to manage the process successfully, these acquisitions may not be accretive to its earnings, and they may negatively impact its results of operations. If its operations continue to grow, Triller will be required, among other things, to upgrade its information systems and other processes and to obtain more space for its expanding administrative support and other personnel. Its continued growth could strain its resources, and Triller could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of its brand image and reputation and could have an adverse effect on its business, financial condition, and operating results.

Triller may be unsuccessful in its strategic acquisitions and investments, and it may pursue acquisitions and investments for their strategic value in spite of the risk of lack of profitability.

Triller faces significant uncertainty in connection with acquisitions and investments. To the extent it chooses to pursue certain investment or acquisition strategies, Triller may be unable to identify suitable targets for these deals, or to make these deals on favorable terms. If Triller identifies suitable acquisition candidates, investments, or strategic partners, its ability to realize a return on the resources expended pursuing such deals, and to successfully implement or enter into them will depend on a variety of factors, including its ability to obtain financing on acceptable terms, requisite government approvals, as well as the factors discussed below. Additionally, Triller may decide to make or enter into acquisitions or investments with the understanding that such acquisitions or investments will not be profitable, but may be of strategic value to it. Its current and future acquisitions, investments, including existing investments accounted for under the equity method may also require that Triller make additional capital investments in the future, which would divert resources from other areas of its business. Triller cannot provide assurances that the anticipated strategic benefits of these deals will be realized in the long-term or at all.

Triller may fail to identify or assess the magnitude of certain liabilities, shortcomings, or other circumstances prior to acquiring a company, making an investment or entering into a strategic business agreement and, as such, may not obtain sufficient warranties, indemnities, insurance, or other protections. This could result in unexpected litigation or regulatory exposure, unfavorable accounting treatment, unexpected increases in taxes, a loss of anticipated tax benefits, or other adverse effects on its business, operating results, or financial condition. Additionally, some warranties and indemnities may give rise to unexpected and significant liabilities. Future acquisitions and strategic business arrangements that Triller may pursue could result in dilutive issuances of equity securities and the incurrence of future debt.

Unauthorized disclosure of sensitive or confidential information could harm Triller’s business and standing with its business partners and customers.

The protection of its customer, employee, client and other company data is critical to Triller. It collects, stores, transmits, and uses personal information relating to, among others, its employees, consumers, and event participants. Triller also collects certain data through its marketing ventures and content offerings, which may include a range of talent and production information and data provided to Triller by its business partners and customers. During the COVID-19 pandemic, it also has been collecting certain COVID-related health and wellness information about its employees and others. Triller relies on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential information. Its facilities and systems, and those of its third-party service providers, may be vulnerable to security breaches, acts of vandalism, payment card terminal tampering, computer viruses, misplaced, lost or stolen data, programming or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of customer information, whether by Triller or its third-party service providers, could damage its reputation, result in the loss of clients and customers, expose it to risk of litigation and liability or regulatory investigations or actions, disrupt its operations, and harm its business. In addition, as a result of recent security breaches, the media and public scrutiny of information security and privacy has become more intense. As a result, Triller may incur significant costs to change its business practices or modify its service offerings in connection with the protection of personally identifiable information.

Triller may be unable to protect its trademarks and other intellectual property rights, and others may allege that it infringes upon their intellectual property rights.

Triller has invested significant resources in brands associated with its business such as “Triller,” “Triller Fight Club,” “TrillerFest,” “Verzuz” and “TrillerTV” in an attempt to obtain and protect its public recognition. These brands are essential to its success and competitive position. Triller has also invested significant resources in the premium content that it produces.

Its trademarks and other intellectual property rights are critical to its success and its competitive position. Its intellectual property rights may be challenged and invalidated by third parties and may not be strong enough to provide meaningful commercial competitive advantage. If Triller fails to maintain its intellectual property, its competitors might be able to enter the market, which would harm its business. Further, policing unauthorized use and other violations of its intellectual property is difficult, particularly given its global scope, so Triller is susceptible to others infringing, diluting or misappropriating its intellectual property rights. If Triller is unable to maintain and protect its intellectual property rights adequately, it may lose an important advantage in the markets in which it competes. In particular, the laws of certain foreign countries do not protect intellectual property rights in the same manner as do the laws of the United States and, accordingly, its intellectual property is at greater risk in those countries even where it takes steps to protect such intellectual property. While Triller believes it has taken, and takes in the ordinary course of business, appropriate available legal steps to reasonably protect its intellectual property, Triller cannot predict whether these steps will be adequate to prevent infringement or misappropriation of these rights. Any such infringement of its intellectual property rights would also likely result in its commitment of time and resources to protect these rights. Triller has engaged, and continues to engage, in litigation with parties that claim or misuse some of its intellectual property. Triller is involved in certain pending lawsuits relating primarily to the ownership of certain intellectual property rights. Similarly, Triller may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could have a material adverse effect on its business, operating results and financial condition.

From time to time, in the ordinary course of its business, Triller may become involved in opposition and cancellation proceedings with respect to some of its intellectual property or third-party intellectual property. Any opposition and cancellation proceedings or other litigation or dispute involving the scope or enforceability of its intellectual property rights or any allegation that it infringes, misappropriates or dilutes upon the intellectual property rights of others, regardless of the merit of these claims, could be costly and time-consuming. If any infringement or other intellectual property claim made against it by any third party is successful, if Triller is required to indemnify a third party with respect to a claim, or if it is required to, or decides to, cease use of a brand, rebrand or obtain on-infringing intellectual property (such as through a license), it could result in harm to its competitive position and could adversely affect its business and financial condition.

Through new and existing legal and illegal distribution channels, consumers have increasing options to access entertainment video. Piracy, in particular, threatens to damage its business. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Its streaming video solutions (e.g. Triller Pass) are directly threatened by the availability and use of pirated alternatives. The value that streaming services are willing to pay for content that Triller develops may be reduced if piracy prevents these services from realizing adequate revenues on these acquisitions.

Lastly, in the event of a bankruptcy, its intellectual property licenses could be affected in numerous ways. There is a concern that a bankruptcy can result in Triller losing intellectual property rights. Although some protections are granted via the United States Bankruptcy Code, the United States Bankruptcy Code definition of intellectual property only includes trade secrets, patents and patent applications, copyrights, and mask works and does not include trademarks. Because Triller relies heavily on the licensing of trademarks, it is at risk of losing rights in the event of a bankruptcy.

As a result of its operations in international markets, Triller is subject to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets.

Triller provides services in certain jurisdictions abroad through brands and businesses that Triller owns and operates, and it expects to continue to expand its international presence. Triller faces, and expects to continue to face, additional risks in the case of its existing and future international operations, including:

•	political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which Triller has international operations or into which it may expand;

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more restrictive or otherwise unfavorable government regulation of the entertainment and sports industry, which could result in increased compliance costs or otherwise restrict the manner in which Triller provides services and the amount of related fees charged for such services;

•	limitations on the enforcement of intellectual property rights;

•	enhanced difficulties of integrating any foreign acquisitions;

•	limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;

•	adverse tax consequences;

•	less sophisticated legal systems in some foreign countries, which could impair its ability to enforce its contractual rights in those countries;

•	limitations on technology infrastructure;

•	variability in venue security standards and accepted practices; and

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difficulties in managing operations due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and its internal policies and procedures and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which Triller might not be able to do effectively or on a cost-efficient basis.

Evolving data privacy regulations, including the EU’s General Data Protection Regulation (“GDPR”), and the California Consumer Privacy Act (“CCPA”), may subject Triller to significant penalties.

In May 2018, the EU’s GDPR came into effect, and changed how businesses can collect, use and process the personal data of EU residents. The GDPR has extraterritorial effect and imposes a mandatory duty on businesses to self-report personal data breaches to authorities, and, under certain circumstances, to affected individuals. The GDPR also grants individuals the right to erasure (commonly referred to as the right to be forgotten), which may put a burden on Triller to erase records upon request. Compliance with the GDPR’s new requirements may increase its legal, compliance, and operational costs. Non-compliance with the GDPR’s requirements can result in significant penalties, which may have a material adverse effect on Triller’s business, expose it to legal and regulatory costs, and impair its reputation.

Other jurisdictions, including certain U.S. states and non-U.S. jurisdictions where Triller conducts business, have also enacted or are considering enacting their own versions of “GDPR-like” data privacy legislation, which could create additional compliance challenges, heightened regulatory scrutiny, administrative burden and potentially expose it to significant penalties. For example, in June 2018, California’s legislature passed the CCPA, which went into effect on January 1, 2020. Any failure or perceived failure by Triller, its business partners, or third party service providers to comply with GDPR, CCPA, other privacy-related or data protection laws and regulations, or the privacy commitments in contracts could result in proceedings against it by governmental entities or others and significant fines, which could have a material adverse effect on its business and operating results and harm its reputation.

In addition, some countries have or are considering legislation requiring local storage and processing of data that, if enacted, could increase the cost and complexity of offering its products, software and services or maintaining its business operations in those jurisdictions.

Triller is subject to extensive U.S. and foreign government regulations, and its failure to comply with these regulations could adversely affect its business.

Triller’s operations are subject to federal, state and local laws, statutes, rules, regulations, policies, and procedures in the United States and around the world, which are subject to change at any time, governing matters such as:

•	licensing, permitting and zoning requirements for operation of its offices, locations, venues and other facilities;

•	health, safety and sanitation requirements;

•	the service of food and alcoholic beverages;

•	working conditions, labor, minimum wage and hour, harassment and discrimination, and other labor and employment laws and regulations;

•	compliance with the U.S. Americans with Disabilities Act of 1990;

•	compliance with applicable antitrust and fair competition laws;

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compliance with international trade controls, including applicable import/export regulations, and sanctions and international embargoes that may limit or restrict its ability to do business with specific individuals or entities or in specific countries or territories;

•	compliance with anti-money laundering and countering terrorist financing rules, currency control regulations, and statutes prohibiting tax evasion and the aiding or abetting of tax evasion;

•	marketing activities;

•	licensing laws for athlete agents;

•	licensing laws for the promotion and operation of boxing events;

•	environmental protection regulations;

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compliance with current and future privacy and data protection laws imposing requirements for the processing and protection of personal or sensitive information, including the GDPR and the E.U. e-Privacy Regulation;

•	compliance with cybersecurity laws imposing country-specific requirements relating to information systems and network design, security, operations, and use;

•	tax laws; and

•	imposition by foreign countries of trade restrictions, restrictions on the manner in which content is currently licensed and distributed, ownership restrictions, or currency exchange controls.

Noncompliance with these laws could subject Triller to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, reputational harm, adverse media coverage, and other collateral consequences. Multiple or repeated failures by it to comply with these laws and regulations could result in increased fines or proceedings against it. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Triller does not prevail in any possible civil or criminal litigation, its business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm its business, results of operations, and financial condition. While Triller attempts to conduct its business and operations in a manner that it believes to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to its current understanding. In addition, the promulgation of new laws, rules, and regulations could restrict or unfavorably impact its business, which could decrease demand for its services, reduce revenue, increase costs, or subject it to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on it and other promoters and producers of live events for incidents that occur at its events, particularly relating to drugs and alcohol or the spread of the COVID-19 virus.

In the United States and certain foreign jurisdictions, Triller may have direct and indirect interactions with government agencies and state-affiliated entities in the ordinary course of its business. In particular, athletic commissions and other applicable regulatory agencies require it to obtain licenses for promoters, medical clearances, licenses for athletes, or permits for events in order for it to promote and conduct its live events and productions. In the event that Triller fails to comply with the regulations of a particular jurisdiction, whether through its acts or omissions or those of third parties, Triller may be prohibited from promoting and conducting its live events and productions in that jurisdiction. The inability to present its live events and productions in jurisdictions could lead to a decline in revenue streams in such jurisdictions, which could have an adverse effect on its business, financial condition, and results of operations.

Triller is required to comply with economic sanctions laws imposed by the United States or by other jurisdictions where it does business, which may restrict its transactions in certain markets, and with certain customers, business partners, and other persons and entities. As a result, Triller is not permitted to, directly or indirectly (including through a third-party intermediary), procure goods, services, or technology from, or engage in transactions with, individuals and entities subject to sanctions. While Triller believes it has been in compliance with sanctions requirements, there can be no guarantee that it will remain in compliance. Any violation of anti-corruption or sanctions laws could result in fines, civil and criminal sanctions against Triller or its employees, prohibitions on the conduct of its business (e.g., debarment from doing business with International Development Banks and similar organizations), and damage to its reputation, which could have an adverse effect on its business, financial condition, and results of operations.

If its goodwill or intangible assets become impaired, Triller may be required to record an additional significant charge to earnings.

Triller reviews its goodwill for impairment annually as of December 1 and at any time upon the occurrence of certain events or substantive changes in circumstances that indicate the carrying amount of goodwill may not be recoverable. If such goodwill or intangible assets are deemed to be impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets would be recognized. Any impacts to its business, including as a result of COVID-19, could result in impairments and significant charges to earnings.

Unfavorable outcomes in legal proceedings may adversely affect Triller’s business and operating results.

Triller’s results may be affected by the outcome of pending and future litigation. Unfavorable rulings in its legal proceedings could result in material liability to it or have a negative impact on its business, results of operations, financial condition, reputation, or relations with its employees or third parties. The outcome of litigation, including class action lawsuits, is difficult to assess or quantify. Plaintiffs in class action lawsuits may seek recovery of very large or indeterminate amounts and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. If Triller is unable to resolve any such matters favorably, its business, operating results, and financial condition may be adversely affected.

In addition, Triller is currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal), or lawsuits by governmental agencies or private parties. If the results of these investigations, proceedings, or suits are unfavorable to it or if Triller is unable to successfully defend against third-party lawsuits, it may be required to pay monetary damages or may be subject to fines, penalties, injunctions, or other censure that could have an adverse effect on its business, financial condition, and results of operations. Even if Triller adequately addresses the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counter claim, it may have to devote significant financial and management resources to address these issues, which could have an adverse effect on its business, results of operations, and financial condition.

Triller may be subject to liability claims if Triller breaches its contracts.

Triller is subject to numerous obligations in its contracts with its business partners. Despite the procedures, systems and internal controls Triller has implemented to comply with its contracts, Triller may breach these commitments, whether through a weakness in these procedures, systems, and internal controls, negligence, or the willful act of an employee or contractor. Its insurance policies, including its errors and omissions insurance, may be inadequate to compensate it for the potentially significant losses that may result from claims arising from breaches of its contracts, disruptions in its services, failures or disruptions to its infrastructure, catastrophic events, and disasters or otherwise.

In addition, such insurance may not be available to it in the future on economically reasonable terms, or at all. Further, its insurance may not cover all claims made against it and defending a suit, regardless of its merit, could be costly and divert management’s attention.

The market and categories in which Triller participates are competitive and rapidly evolving, and if Triller does not compete effectively with established companies as well as new market entrants its business, results of operations, and financial condition could be harmed.

Triller’s business model is a new category of integrating entertainment and social media with technology in a rapidly evolving market that is intensely competitive, fragmented, and subject to rapidly changing technology, shifting customer needs, new market entrants, and frequent introductions of new products and services. Moreover, Triller expects competition to increase in the future from established competitors and new market entrants, including established technology and major media companies who have not previously entered the market. Its other competitors fall into the following categories: live sports events and pay-per-view programming, such as WWE and UFC; web content programming platforms, such as Netflix, Inc.; and social media companies with social video features, such as Instagram (and Facebook Inc.) and TikTok. With the introduction of new technologies, the evolution of Triller, and new market entrants, Triller expects competition to intensify in the future. Established companies may not only develop their own live events programming platforms and social video sharing technology, but also acquire or establish product integration, distribution, or other cooperative relationships with its current competitors. For example, while Triller currently partners with entertainment and media companies, they may develop and introduce products that directly or indirectly compete with Triller. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to factors such as greater brand name recognition, a larger existing user and/or customer base, superior product offerings, a larger or more effective sales organization, and significantly greater financial, technical, marketing, and other resources and experience. In addition, with the recent increase in large merger and acquisition transactions in the entertainment, social media and technology industry, there is a greater likelihood that Triller will compete with other large entertainment and media companies in the future. Triller expects this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for Triller to compete effectively.

Many of its existing competitors have, and some of its potential competitors could have, substantial competitive advantages such as greater brand name recognition and longer operating histories, larger sales and marketing budgets and resources, broader distribution, and established relationships with vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor, and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical and other resources. Such competitors with greater financial and operating resources may be able to respond more quickly and effectively than Triller can to new or changing opportunities, technologies, standards, or customer requirements.

In addition, some of its larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from using Triller.

Conditions in its market could also change rapidly and significantly as a result of technological advancements, partnering by its competitors or continuing market consolidation, and it is uncertain how its market will evolve. New start-up companies that innovate and large competitors that are making significant investments in research and development may develop similar or superior products and technologies that compete with Triller. These competitive pressures in its market or its failure to compete effectively may result in price reductions, fewer customers, reduced revenue, gross profit, and gross margins, increased net losses, and loss of market share. Any failure to meet and address these factors could harm its business, results of operations, and financial condition.

Certain estimates of market opportunity included in this prospectus may prove to be inaccurate.

This prospectus includes Triller’s internal estimates of the addressable market for Triller. Market opportunity estimates, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size of its target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. The addressable market Triller estimates may not materialize for many years, if ever, and even if the markets in which it competes meet the size estimates in this prospectus, its business could fail to grow at similar rates, if at all.

Triller’s growth depends, in part, on the success of its strategic relationships with third parties.

To grow its business and build out its application ecosystem, Triller anticipates that it will continue to depend on relationships with third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Further, its competitors may be effective in providing incentives to third parties to favor their products or services over Triller. If Triller is unsuccessful in establishing or maintaining its relationships with third parties, if any existing or future partners fail to successfully implement or support Triller, or if they partner with its competitors and devote greater resources to implement and support the products and solutions of competitors, its ability to compete in the marketplace, or to grow its revenue, could be impaired, and its results of operations may suffer. Even if Triller is successful, it cannot assure you that these relationships will result in increased usage of Triller or increased revenue.

Triller is subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject it to criminal penalties or significant fines and harm its business and reputation.

Triller is subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which Triller conducts activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As Triller increases its international sales and business, its risks under these laws may increase. Noncompliance with these laws could subject it to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm its business, results of operations, and financial condition.

In addition, in the future Triller may use third parties to sell access to Triller and conduct business on its behalf abroad. Triller or such future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and Triller can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and its employees, representatives, contractors, partners, and agents, even if Triller does not explicitly authorize such activities. Triller has implemented an anti-corruption compliance program but cannot assure you that all its employees and agents, as well as those companies to which Triller outsources certain of its business operations, will not take actions in violation of its policies and applicable law, for which it may be ultimately held responsible. Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on its reputation, business, results of operations, and prospects.

Triller may face exposure to foreign currency exchange rate fluctuations.

Today, Triller’s contracts with paid customers outside of the United States are sometimes denominated in local currencies. In addition, the majority of its foreign costs are denominated in local currencies. Over time, an increasing portion of its contracts with paid customers outside of the United States may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect its results of operations when translated into U.S. dollars. Triller does not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, Triller may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if Triller is unable to structure effective hedges with such instruments.

Changes in existing financial accounting standards or practices may harm its results of operations.

Changes in existing accounting rules or practices, new accounting pronouncements rules, or varying interpretations of current accounting pronouncements practice could harm its results of operations or the manner in which Triller conducts its business. Further, such changes could potentially affect its reporting of transactions completed before such changes are effective.

GAAP is subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Triller’s reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

If Triller’s estimates or judgments relating to its critical accounting policies prove to be incorrect, its results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statement sand related notes. Triller bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Triller.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing its consolidated financial statements include those related to revenue recognition, stock-based compensation including the estimation of fair value of common stock, valuation of strategic investments, period of benefit for deferred costs, and uncertain tax positions. Its results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of its common stock.

Triller’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2021, certain corporate subsidiaries of Triller collectively had net operating loss carryforwards (“NOLs”) for federal and California income tax purposes of approximately $207.3 million and $207.3 million, respectively, which may be available to offset tax income in the future. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. Triller has undergone ownership changes in the past and have made numerous recent acquisitions, which may result in minor limitations on its ability to utilize its NOLs. Future changes in its stock ownership, some of which are outside of its control, could result in an ownership change under Section 382 of the Code. The existing NOLs of some of its subsidiaries may be subject to limitations arising from ownership changes prior to, or in connection with, their acquisition by Triller. Furthermore, its ability to utilize NOLs of companies that it may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, its existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities, including for state tax purposes. For these reasons, Triller may not be able to utilize some portion of its NOLs, none of which are currently reflected on its balance sheet, even if it attains profitability.

The Tax Act was enacted on December 22, 2017 and significantly reforms the Code. The Tax Act, among other things, includes changes to U.S. federal tax rates and the rules governing net operating loss carryforwards. For NOLs arising in tax years beginning after December 31, 2017, the Tax Act limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income (as calculated before taking the NOL carryforwards into account). In addition, NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. As Triller maintains a full valuation allowance against its U.S. NOLs, these changes will not impact its balance sheet as of December 31, 2017. However, in future years, at the time a deferred tax asset is recognized related to its NOLs, the changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact its valuation allowance assessments for NOLs generated after December 31, 2017.

INFORMATION ABOUT THE SPECIAL MEETING OF SEACHANGE STOCKHOLDERS

General

SeaChange is furnishing this proxy statement/prospectus to SeaChange stockholders as part of the solicitation of proxies by the SeaChange board of directors for use at the special meeting of SeaChange stockholders to be held on [                ], 2022, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to SeaChange stockholders on or about [                ], 2022.

Date and Time of Special Meeting

The special meeting will be held on [                ], 2022 at [                ] local time, or such other date and time to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice.

The special meeting will be a completely virtual meeting of SeaChange stockholders, which will be conducted via live webcast. You will be able to attend the special meeting and vote your shares electronically during the special meeting via live webcast by visiting [                ]. The virtual meeting format allows attendance from any location in the world.

Matters to be Considered

At the special meeting, holders of SeaChange common stock will be asked to consider and vote upon the following proposals: (1) the Merger Proposal; (2) the Reverse Stock Split Proposal; (3) the Reclassification Proposal; (4) the Advisory Proposal; (5) the Incentive Plan Proposal; (6) the Omnibus Incentive Plan Proposal; (7) the Nasdaq Proposal; (8) the SeaChange Compensation Proposal; and (9) the Adjournment Proposal.

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast by proxy at the special meeting if you owned shares of SeaChange common stock at the close of business on [                ], 2022, which is the record date for the special meeting. You are entitled to one vote for each share of SeaChange common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions. On the record date, there were [•] shares of SeaChange common stock outstanding.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum will be present at the special meeting if a majority of the voting power of the issued and outstanding common stock of SeaChange entitled to vote at the special meeting must be present, in person (including virtually) or represented by proxy, at the special meeting to constitute a quorum. An abstention from voting, shares represented at the special meeting online or by proxy (but not voted on one or more proposals) or a broker non-vote will each count as present for the purposes of establishing a quorum. In the absence of a quorum, the chairman of the special meeting may adjourn the special meeting. As of the record date for the special meeting, the presence online or by proxy of [•] shares of SeaChange common stock would be required to achieve a quorum.

The approval of the Merger Proposal and the Certificate of Incorporation Amendment Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of SeaChange common stock entitled to vote on such proposal. Accordingly, a stockholder’s failure to vote online or by proxy, a broker non-vote or an abstention on the Merger Proposal and the Certificate of Incorporation Amendment Proposal will have the same effect as a vote “AGAINST” the Merger Proposal.

The approval of each of the Certificate of Incorporation Amendment Proposal, the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal and the Adjournment Proposal requires the affirmative vote of holders of a majority of the total votes cast on such proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and, thus, will have no effect on the outcome of the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal, or the Adjournment Proposal.

The Merger Proposal is conditioned on the approval of the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. In addition, (i) the Certificate of Incorporation Amendment Proposal is conditioned on the approval of the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal, (ii) the Incentive Plan Proposal and the Omnibus Incentive Plan Proposal are conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal and the Nasdaq Proposal, and (iii) the Nasdaq Proposal is conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal and the Omnibus Incentive Plan Proposal. Neither the SeaChange Compensation Proposal, the Adjournment Proposal nor the Advisory Proposal is conditioned on the approval of any other proposal set forth in the proxy statement/prospectus. It is important for you to note that if the Merger Proposal is not approved by SeaChange stockholders, or if any other proposal (except the SeaChange Compensation Proposal, the Adjournment Proposal or the Advisory Proposal) is not approved by SeaChange stockholders and SeaChange and Triller do not waive the applicable closing condition under the Merger Agreement, then the merger will not be consummated.

Recommendation to SeaChange Stockholders

The SeaChange board of directors believes that each of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal, and the Adjournment Proposal to be presented at the special meeting is fair to and in the best interests of SeaChange and its stockholders and unanimously recommends that SeaChange stockholders vote “FOR” each of the proposals.

When you consider the recommendation of the SeaChange board of directors in favor of approval of the Merger Proposal, you should keep in mind that SeaChange’s directors and officers, and their affiliates, have interests in the Merger that are different from, or in addition to (or which may conflict with) your interests as a SeaChange stockholder. See the section entitled “The Merger — Interests of Certain SeaChange Directors and Executive Officers in the Merger” for additional information.

Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. SeaChange believes that the proposals presented to SeaChange stockholders will be considered non-discretionary and, therefore, your broker, bank or nominee cannot vote your shares without your instructions. If you do not provide instructions to your bank, broker or other nominee, it may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a “broker non-vote.”

An abstention from voting, shares represented at the special meeting online or by proxy (but not voted on one or more proposals), or a broker non-vote will each count as present for the purposes of establishing a quorum. A SeaChange stockholder’s failure to vote by proxy or to vote online at the special meeting, an abstention from voting or a broker non-vote will each have the same effect as a vote “AGAINST” the Merger Proposal and the Certificate of Incorporation Amendment Proposal and will have no effect on the outcome of each of the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal, or the Adjournment Proposal.

Solicitation of Proxies

SeaChange is soliciting your proxy in conjunction with the merger. SeaChange will bear the cost of soliciting proxies from you. SeaChange has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the special meeting. SeaChange expects to pay Morrow Sodali LLC a fee of $25,000 plus disbursements and a per call fee for any incoming or outgoing stockholder calls for such services. SeaChange will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. SeaChange will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of SeaChange common stock for their expenses in forwarding soliciting materials to beneficial owners of SeaChange common stock and in obtaining voting instructions from those owners. SeaChange’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Voting Your Shares

Each share of SeaChange common stock that you own in your name entitles you to one vote on each of the proposals for the special meeting. Your proxy card or cards show the number of shares of SeaChange common stock that you own. There are several ways to vote your shares of SeaChange common stock:

•

You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker or other nominee, you should follow the instructions provided to you by your broker or nominee to ensure that votes related to the shares you beneficially own are properly represented and voted at the meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of SeaChange common stock will be voted as recommended by the SeaChange board of directors. The SeaChange board of directors recommends voting “FOR” the Merger Proposal, “FOR” the Certificate of Incorporation Amendment Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Advisory Proposal, “FOR” the Omnibus Incentive Plan Proposal, “FOR” the Nasdaq Proposal, “FOR” the SeaChange Compensation Proposal, and “FOR” the Adjournment Proposal.

•

You can attend the special meeting and vote online even if you have previously voted by submitting a proxy as described above. You will be able to virtually attend and vote your shares at the special meeting via a live webcast by visiting [                ]. You will need the meeting control number that is printed on your proxy card to enter the special meeting. If you do not have your control number, contact Morrow Sodali LLC at the phone number or e-mail address below. However, if your shares of SeaChange common stock are held in the name of your broker, bank or other nominee, you must get a legal proxy from the broker, bank or other nominee. That is the only way SeaChange can be sure that the broker, bank or nominee has not already voted your shares of SeaChange common stock. Once you have your legal proxy, contact Morrow Sodali LLC to have a control number generated. Morrow Sodali LLC’s contact information is as follows: (800) 662-5200 (toll free) for individuals, banks and brokers may call collect at (203) 658-9400, or email [•].

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the special meeting or at such meeting by doing any one of the following:

•	you may send another signed proxy card with a later date, received prior to the special meeting;

•

you may notify Elaine Martel, SeaChange’s General Counsel and Secretary, by telephone at (508) 208-9699, or by email at elaine.martel@schange.com, before the special meeting that you have revoked your proxy; or

•	you may virtually attend the special meeting, revoke your proxy, and vote online, as indicated above.

No Additional Matters May Be Presented at the Special Meeting

The special meeting has been called only to consider the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Advisory Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, the Nasdaq Proposal, the SeaChange Compensation Proposal, and the Adjournment Proposal. Under SeaChange’s bylaws, other than procedural matters incident to the conduct of the special meeting, no other matters may be considered at the special meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the special meeting.

Delivery of Proxy Materials to Shareholders Sharing an Address

As permitted by the Securities Exchange Act of 1934, as amended, only one copy of this proxy statement/prospectus is being delivered to multiple SeaChange shareholders sharing an address unless SeaChange has previously received contrary instructions from one or more such shareholders. This is referred to as “householding.” SeaChange shareholders who hold their shares in “street name” can request further information on householding through their banks, brokers, or other holders of record. On written or oral request to SeaChange’s proxy solicitor, Morrow Sodali LLC, by writing to 470 West Avenue Stamford, Connecticut 06902 or calling (800) 662-5200 (toll free) for individuals and banks and brokers may call collect at (203) 658-9400, SeaChange will promptly deliver a separate copy of this document to a shareholder at a shared address to which a single copy of the document was delivered.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of SeaChange common stock, you may call Morrow Sodali LLC, SeaChange’s proxy solicitor, at (800) 662-5200 (toll free) for individuals. Banks and brokers may call collect at (203) 658-9400.

No Preemptive or Similar Rights

Holders of shares of SeaChange common stock do not have preemptive, subscription or redemption rights.

Appraisal Rights

Holders of SeaChange common stock and Triller units are not entitled to appraisal rights in connection with the merger.

SEACHANGE STOCKHOLDER MEETING PROPOSALS

Proposal 1: Merger Proposal

It is a condition to the completion of the merger that the SeaChange stockholders adopt the Merger Agreement and approve the merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”). SeaChange is asking SeaChange stockholders to approve the Merger Proposal. SeaChange stockholders should carefully read this proxy statement/prospectus in its entirety, including the exhibits, for more detailed information concerning the Merger Agreement and the merger. In particular, SeaChange stockholders are directed to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

After careful consideration, the SeaChange board of directors determined that the merger and the other transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of SeaChange and its stockholders and authorized, approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement. Accordingly, the SeaChange board of directors determined to recommend that its stockholders vote to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement. See “The Merger—SeaChange Reasons for the Merger” beginning on page [•] of this proxy statement/prospectus for a more detailed discussion of the SeaChange board’s recommendation.

Required Vote

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of SeaChange common stock outstanding entitled to vote on such proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Merger Proposal. Failure to vote on the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal.

The Merger Proposal is conditioned on the approval of the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. If any of the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal or the Nasdaq Proposal is not approved, this proposal will have no effect even if approved by our stockholders.

Because stockholder approval of this Merger Proposal is a condition to completion of the merger, if this proposal is not approved by our stockholders, the merger will not occur unless we and Triller waive the applicable closing condition.

The SeaChange board recommends that you vote “FOR” the Merger Proposal.

Proposal 2: The Reverse Stock Split Proposal

In connection with the merger, SeaChange is asking SeaChange stockholders to approve an amendment of the amended and restated certificate of incorporation of SeaChange to effect a reverse stock split and reclassification of SeaChange common stock into shares of Class A common stock at a specific ratio of 10 to 1 (the “Reverse Stock Split”), to be effected immediately prior to the effective time (the “Reverse Stock Split Proposal”). Under this proposed amendment, each ten outstanding shares of SeaChange common stock would be combined into one share of Class A common stock, as a result of the simultaneous creation of two new classes of common stock, Class A common stock and Class B common stock pursuant to the Reclassification Proposal (as defined below), and the Reverse Stock Split of all outstanding shares of SeaChange common stock prior to the effective time of the Reverse Stock Split into shares of Class A common stock. Under the Merger Agreement, the form of the amendment must be in form and substance reasonably acceptable to Triller.

The actual timing for implementation of the Reverse Stock Split would be determined by the SeaChange board based upon its evaluation as to when such action would be most advantageous to SeaChange and its stockholders, with the consent of Triller. However, SeaChange’s current intention is to effect the Reverse Stock Split immediately prior to the effective time concurrently with the amendments contemplated by the Reclassification Proposal. Furthermore, notwithstanding the SeaChange stockholder approval, the SeaChange board also would have the discretion not to implement the Reverse Stock Split with the consent of Triller.

A copy of the certificate of amendment for the Certificate of Incorporation Amendment Proposal is attached as Exhibit F-2 to the Merger Agreement, a copy of which is attached as Annex D to this proxy statement/prospectus. SeaChange stockholders should carefully read the certificate of amendment in its entirety.

The SeaChange board authorized, approved and declared advisable the Reverse Stock Split Proposal for the following reasons:

•	the SeaChange board believes the Reverse Stock Split is the most effective means of increasing the per-share market price of SeaChange common stock in order to maintain its listing on Nasdaq;

•	the SeaChange board believes that a higher per-share market price of SeaChange common stock could encourage investor interest in SeaChange and promote greater liquidity for its stockholders; and

•

if the Reverse Stock Split successfully increases the per-share market price of SeaChange common stock, the SeaChange board believes this increase may increase trading volume in SeaChange common stock and facilitate future financings by the combined company.

SeaChange common stock is currently listed on Nasdaq under the symbol “SEAC.” SeaChange and Triller have agreed, among other things, to use commercially reasonable efforts to obtain approval of the listing of the combined company on Nasdaq, file an initial listing application for SeaChange Class A common stock on Nasdaq and cause such Nasdaq listing application to be conditionally approved prior to the effective time under the ticker symbol “ILLR”.

According to Nasdaq Listing Rule 5110, an issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require the combined company to have, among other things, a $[4.00] per share minimum bid price upon the effective time. As of December 31, 2021, the closing price of SeaChange common stock was $1.60.

Required Vote

Approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of SeaChange common stock outstanding entitled to vote on such proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Reverse Stock Split Proposal. Failure to vote will have the same effect as a vote “AGAINST” the Reverse Stock Split Proposal.

The Reverse Stock Split Proposal is conditioned on the approval of the Reclassification Proposal, the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. If any of the Reclassification Proposal, the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal or the Nasdaq Proposal is not approved, this proposal will have no effect even if approved by our stockholders.

Because stockholder approval of this Reverse Stock Split Proposal is a condition to completion of the merger, if this proposal is not approved by our stockholders, the merger will not occur unless we and Triller waive the applicable closing condition.

The SeaChange board recommends that you vote “FOR” the Reverse Stock Split Proposal.

Proposal 3: The Reclassification Proposal

In connection with the merger, in addition to the Reverse Stock Split, SeaChange is asking SeaChange stockholders to approve an amendment of the amended and restated certificate of incorporation of SeaChange to (i) increase the number of authorized shares of SeaChange capital stock to [            ] shares, (ii) create two new classes of SeaChange common stock designated as Class A common stock and Class B common stock (resulting in the existing shares of SeaChange common stock being reclassified as Class A common stock concurrently with, and as a result of, the Reverse Stock Split), and authorize SeaChange to issue [            ] shares of Class A common stock, [            ] shares of Class B common stock and [            ] shares of preferred stock (the “Reclassification Proposal” and, together with the Reverse Stock Split Proposal, the “Certificate of Incorporation Amendment Proposal”).

A copy of the certificate of amendment for the Certificate of Incorporation Amendment Proposal is attached as Exhibit F-2 to the Merger Agreement, a copy of which is attached as Annex D to this proxy statement/prospectus. SeaChange stockholders should carefully read the certificate of amendment in its entirety.

The SeaChange board authorized, approved and declared advisable the proposed amendment because it will enable SeaChange to complete the merger and provide greater flexibility in the capital structure of the combined company following the merger by allowing it to raise capital that may be necessary to further develop its business, fund potential acquisitions, have shares available for use in connection with stock plans and pursue other corporate purposes that may be identified by the board of directors of the combined company in the future.

The Reclassification Proposal is conditioned on the separate approval of the Reverse Stock Split Proposal, the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. Accordingly, SeaChange intends that such amendments will be subject to and effective only if the Reverse Stock Split Proposal, the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal are also approved.

Required Vote

Approval of the Reclassification Proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of SeaChange common stock outstanding entitled to vote on such proposal. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” such proposal. Failure to vote will have the same effect as a vote “AGAINST” such proposal.

The Reclassification Proposal is conditioned on the approval of the Reverse Stock Split Proposal, the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. If any of the Reverse Stock Split Proposal, the Merger Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal or the Nasdaq Proposal is not approved, this proposal will have no effect even if approved by our stockholders.

Because stockholder approval of this Reclassification Proposal is a condition to completion of the merger, if this proposal is not approved by our stockholders, the merger will not occur unless we and Triller waive the applicable closing condition.

The SeaChange board recommends that you vote “FOR” the Reclassification Proposal.

Proposal 4: Advisory Proposal

In addition, in connection with the merger, the amended and restated certificate of incorporation of SeaChange will be amended to, among other things, (i) effect the name change of SeaChange to “TrillerVerz Corp.”, (ii) provide for rights of Class A common stock and Class B common stock, including voting, conversion and transfer rights and (iii) allow stockholders to act by written consent or electronic transmission and to call special meetings of stockholders until the Trigger Date (the “Advisory Proposal”), as further described in the section entitled “The Merger Agreement—Amendments to SeaChange’s Certificate of Incorporation” beginning on page [•] of this proxy solicitation statement/prospectus.

The SEC has issued interpretive guidance with respect to the “unbundling” of proposals under Rule 14(a)-4(a)(3) of the Exchange Act that requires SeaChange stockholders to also separately vote on the Advisory Proposal. This separate vote is not otherwise required by Delaware law separate and apart from the approval of the Certificate of Incorporation Amendment Proposal. Accordingly, SeaChange is asking SeaChange stockholders to approve, on an advisory, non-binding basis, the Advisory Proposal.

A copy of the certificate of amendment is attached as Exhibit F-1 to the Merger Agreement, a copy of which is attached as Annex E to this proxy statement/prospectus. SeaChange stockholders should carefully read the certificate of amendment in its entirety.

The votes received by SeaChange stockholders with respect to the Advisory Proposal are advisory and will not be binding on SeaChange or Triller (or the combined company that results from the merger) separate and apart from the approval of the Certificate of Incorporation Amendment Proposal. In addition, the merger is not conditioned on the separate approval of the Advisory Proposal (separate and apart from approval of the Certificate of Incorporation Amendment Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on this proposal, SeaChange intends that such amendments will be subject to and effective only upon completion of the merger and effective as of the effective time (assuming approval of the Certificate of Incorporation Amendment Proposal).

Required Vote

Approval of the Advisory Proposal, which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by the SeaChange stockholders present at the special meeting and entitled to vote on the Incentive Plan Proposal is required to approve the Advisory Proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The SeaChange board recommends that you vote “FOR” the Advisory Proposal.

Proposal 5: The Incentive Plan Proposal

The SeaChange board of directors unanimously recommends that you vote “FOR” the Incentive Plan Proposal to approve an increase in the number of authorized shares under the SeaChange 2021 Compensation and Incentive Plan.

At the special meeting, SeaChange’s stockholders will be asked to approve an amendment to the SeaChange 2021 Compensation and Incentive Plan (the “2021 Incentive Plan Amendment,” and such compensation and incentive plan, as amended, the “2021 Incentive Plan”) to (i) reflect the Reverse Stock Split and the Reclassification Proposal and (ii) increase the number of shares available for issuance under the 2021 Incentive Plan by [•] shares of SeaChange Class A common stock.

As discussed in the section titled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants,” the merger will result in outstanding Triller options being converted into options to purchase SeaChange Class A common stock under the 2021 Incentive Plan. Based on the number of Triller Class B common units underlying the outstanding Triller options and the anticipated Company Class A/B Exchange Ratio, immediately following the effective time of the merger, the number of shares of SeaChange Class A common stock that will be issuable on exercise of the converted options is expected to range between 60,000,000 and 65,000,000 shares of SeaChange Class A common stock (prior to giving effect to the Reverse Stock Split).

As of [•], 2022, [•] shares remained available for issuance under the 2021 Incentive Plan. As of [•], 2022, [•] shares of SeaChange common stock were issuable upon the exercise of outstanding options, and those options had a weighted average exercise price of $[•] per share and a weighted average remaining contractual life of [•] years, and [•] restricted shares were subject to vesting. The number of shares currently available under the 2021 Incentive Plan will be insufficient to cover the converted options in addition to the currently outstanding awards. Approval of the 2021 Incentive Plan Amendment will reflect the reclassification of existing shares of SeaChange common stock as SeaChange Class A common stock, and increase the number of shares available for issuance under the 2021 Incentive Plan by [•] shares. If the proposed amendment is approved by SeaChange’s stockholders, SeaChange currently expects such increase to be sufficient to meet the combined company’s needs for all previously outstanding awards and the converted options.

The increase in shares reserved for issuance under the 2021 Incentive Plan pursuant to the 2021 Incentive Plan Amendment is necessary to allow SeaChange to (i) provide customary levels of equity incentives to employees, including without limitation the long-term equity incentive awards that the compensation committee of the SeaChange board of directors has historically granted to certain essential employees and non-employee directors on an annual basis, and (ii) issue potential shares to sufficiently cover certain Triller options granted prior to the merger. The SeaChange board of directors believes that the increase in the share reserve is necessary to assure that a sufficient reserve of SeaChange Class A common stock remains available for issuance under all outstanding and converted equity awards to retain the services of individuals essential to its long-term growth and financial success. SeaChange relies significantly on equity incentives in order to attract and retain employees, consultants, and non-employee directors, and believe that such equity incentives are necessary for it to remain competitive in the marketplace for executive talent and for other key individuals.

On [•], 2022, the SeaChange board of directors approved the 2021 Incentive Plan Amendment, subject to stockholder approval at the special meeting. The principal provisions of the 2021 Incentive Plan, as amended by the 2021 Incentive Plan Amendment, are summarized below. This summary is not complete and is qualified in its entirety by the terms of the 2021 Incentive Plan, as amended by the 2021 Incentive Plan Amendment. A copy of the 2021 Incentive Plan Amendment is attached as Annex F to this proxy statement/prospectus, and a copy of the 2021 Incentive Plan can be found as Appendix B to SeaChange’s definitive proxy statement on Schedule DEFA 14A filed by SeaChange with the SEC on May 28, 2021.

Description of the 2021 Incentive Plan, as amended

Purpose

The purpose of the 2021 Incentive Plan is to provide equity ownership and compensation opportunities in SeaChange (each, an “Award”) to employees, officers, directors, consultants and advisors of SeaChange and its subsidiaries, all of whom are eligible to receive Awards under the 2021 Incentive Plan. Any person to whom an Award is granted is called a “Participant.”

Administration

The 2021 Incentive Plan is administered by a committee (the “Committee”) composed solely of members of SeaChange’s board of directors that are “independent” under applicable rules and regulations. The Committee has the authority to grant and amend Awards, to establish performance goals with respect to such Awards, to adopt, amend and repeal rules relating to the 2021 Incentive Plan, to interpret and correct the provisions of the 2021 Incentive Plan and any Award, and to subject Awards to forfeiture, setoff, recoupment or other recovery if the Committee determines in good faith that such action is required by applicable law or SeaChange company policy. The 2021 Incentive Plan also provides that, subject to certain limits provided for in the 2021 Incentive Plan, authority to grant Awards to employees may be delegated to one or more officers of SeaChange.

Authorized Shares

The number of shares (the “Authorized Shares”) of SeaChange Class A common stock that may be delivered in satisfaction of Awards granted under the 2021 Incentive Plan is (i) [2,500,000] shares of SeaChange Class A common stock plus (ii) the number of shares that would have become available for issuance under SeaChange’s Second Amended and Restated 2011 Compensation and Incentive Plan (the “2011 Plan”) following the adoption of the 2021 Incentive Plan on July 8, 2021 due to the expiration, termination, surrender or forfeiture of an award under the 2011 Plan plus (iii) [•] shares of SeaChange Class A common stock available for issuance under the 2021 Incentive Plan Amendment. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares covered by such Award will again be available for the grant of Awards under the 2021 Incentive Plan, provided that in no event shall the following shares of SeaChange Class A common stock be added to the foregoing plan limit: (i) shares of SeaChange Class A common stock tendered in payment of an option, granted pursuant to the 2011 Plan; (ii) shares of SeaChange Class A common stock withheld by SeaChange to satisfy any tax withholding obligation pursuant to the 2011 Plan; or (iii) shares of SeaChange Class A common stock that are repurchased by SeaChange with proceeds of options, granted pursuant to the 2011 Plan. As of January 31, 2022, there were [•] shares of SeaChange common stock available for issuance under the 2021 Incentive Plan (as adjusted to reflect the Reverse Stock Split), which does not include [•] shares of SeaChange Class A common stock available for issuance under the 2021 Incentive Plan Amendment, if approved.

Eligibility

Employees, officers, directors, consultants and advisors of SeaChange and its subsidiaries are eligible to be granted Awards under the 2021 Incentive Plan. Under present law, however, incentive stock options within the meaning of Section 422 of the Code may only be granted to employees of SeaChange and parent or subsidiaries of SeaChange.

Types of Awards

Awards under the 2021 Incentive Plan may be in the form of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, any other equity-based interests as the Committee shall determine, cash awards, or any combination thereof. Awards may be granted subject to time-based vesting schedules and/or performance-based vesting measured by performance goals.

Stock Options

Stock options represent the right to purchase shares of SeaChange Class A common stock within a specified period of time at a specified price. The exercise price for options will be not less than 100% (110% for an incentive stock option granted to a 10% or more stockholder) of the fair market value of SeaChange Class A common stock on the date of grant. The aggregate fair market value, determined on the date the option is granted, of the stock for which any person may be granted incentive stock options which become exercisable for the first time by such person in any calendar year cannot exceed the sum of $100,000 (determined on the date such option is granted). No incentive stock option will be granted to a person who is not an “employee” as defined in the applicable provisions of the Code. Options will expire no later than ten years (five years in the case of an incentive stock option granted to a 10% or more stockholder) after the date of grant. No stock options can be granted under the 2021 Incentive Plan after [•], 2032, but options granted before that date may be exercised thereafter.

Payment for the exercise of options under the 2021 Incentive Plan may be made by one or any combination of the following forms of payment:

•	by cash or by check payable to the order of SeaChange;

•	at the discretion of the Committee through delivery of shares of SeaChange Class A common stock having fair market value equal as of the date of exercise to the cash exercise price of the option; or

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at the discretion of the Committee, by delivery of a sufficient amount of the proceeds from the sale of the SeaChange Class A common stock acquired upon exercise of the option by the optionee’s broker or selling agent.

Each option or installment may be exercised at any time or from time to time, in whole or in part, for up to the total number of shares with respect to which it is then exercisable.

Restricted Stock, Restricted Stock Units and Other Equity Awards

The 2021 Incentive Plan provides the flexibility to grant other forms of Awards based upon the SeaChange Class A common stock, having the terms and conditions established at the time of grant by the Committee. Restricted stock is SeaChange Class A common stock that is subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. Restricted stock units represent the right to receive shares of SeaChange Class A common stock in the future, with the right to future delivery of the shares subject to a risk of forfeiture or other restrictions that will lapse upon satisfaction of specified conditions. All of the shares being approved for issuance under the 2021 Incentive Plan may be granted as Awards of restricted stock, restricted stock units or other non-stock option Awards.

Generally, restricted stock awards granted under the 2021 Incentive Plan have a minimum vesting period of no less than one year. No more than 10% of the maximum aggregate shares authorized for issuance under the 2021 Incentive Plan may be granted in the form of restricted stock awards that do not comply with these minimum vesting periods.

Subject to any restrictions applicable to the Award, a Participant holding restricted stock, whether vested or unvested, is entitled to enjoy all rights of a stockholder with respect to such restricted stock, including the right to receive dividends and to vote the shares. A Participant holding restricted stock units may not vote the shares represented by a restricted stock unit and is not entitled to receive any dividends with respect to shares represented by a restricted stock unit.

Cash Awards

The 2021 Incentive Plan provides the flexibility to grant cash Awards either alone, in addition to, or in tandem with other Awards granted under the 2021 Incentive Plan. The Committee shall determine the terms and conditions of any such cash Award. From time to time, the Committee shall establish administrative rules and procedures governing the administration of cash Awards.

Transferability

Except as the Committee may otherwise determine or provide in an Award, Awards may be transferred only by will or by the laws of descent and distribution; provided, however, that nonstatutory stock options may be transferred pursuant to a qualified domestic relations order or to a grantor-retained annuity trust or a similar estate-planning vehicle under which the trust is bound by all provisions of the option which are applicable to the holder thereof.

Adjustment

In the event of any stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or event, the following shall be equitably adjusted:

•	the number and class of securities available for stock-based Awards under the 2021 Incentive Plan;

•	the number and class of securities, vesting schedule and exercise price per share subject to each outstanding option;

•	the repurchase price per security subject to repurchase; and

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the terms of each other outstanding stock-based Award shall be adjusted by SeaChange (or substituted Awards may be made) to the extent the Committee shall determine, in good faith, that such an adjustment (or substitution) is appropriate.

Treatment upon Acquisition

Unless otherwise expressly provided in the applicable Award, upon the occurrence of an acquisition of SeaChange, appropriate provision is to be made for the continuation or the assumption by the surviving or acquiring entity of all Awards. In addition to or in lieu of the foregoing, the Committee may provide that one or more Awards granted under the 2021 Incentive Plan must be exercised by a certain date or shall be terminated, that any such Awards shall be terminated in exchange for a cash payment, or that any out of the money stock-based Awards be terminated.

Effect of Termination, Disability or Death

The Committee determines the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or designated beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code related to incentive stock options.

Amendment of Awards

The Committee may, without stockholder approval, amend, modify or terminate any outstanding Award, provided that, the Participant’s consent to such action shall be required unless the Committee determines that the action, taking into account any related action, would not materially and adversely affect the Participant. In addition, other than in the case of equitable adjustments to outstanding Awards, without the prior approval of SeaChange’s stockholders, (i) no option or other stock-based Award that is not a full value Award may be amended to reduce the price at which such option or Award is exercisable, (ii) no option or other stock-based Award that is not a full value Award may be canceled in exchange for an option or other stock-based Award that is not a full value Award with an exercise price that is less than the exercise price of the original option or stock-based Award that is not a full value Award, (iii) no option or other stock-based Award that is not a full value Award with an exercise price above the then current Fair Market Value may be canceled in exchange for cash or other securities, and (iv) no option or other stock-based Award that is not a full value Award may be amended to extend the period of time for which such previously-issued Award shall be exercisable beyond the expiration date of such Award.

Termination of the 2021 Incentive Plan; Amendments

Awards may be granted under the 2021 Incentive Plan at any time prior to July 8, 2031. The Committee may amend, suspend or terminate the 2021 Incentive Plan or any portion thereof at any time, provided, however, that any “material amendment” as defined by the 2021 Incentive Plan will not be effective unless approved by SeaChange’s stockholders. If any Award expires, or is terminated, surrendered or forfeited, in whole or in part, the unissued shares covered by such Award shall again be available for the grant of Awards under the 2021 Incentive Plan. Notwithstanding the foregoing, as discussed in the section titled “Proposal 6 – Omnibus Incentive Plan Proposal,” if our stockholders approve the Omnibus Incentive Plan Proposal, the 2021 Incentive Plan will be replaced by the Omnibus Incentive Plan and no further awards will be granted under the 2021 Incentive Plan.

Federal Income Tax Consequences

Incentive Stock Options

The following general rules are applicable under current United States federal income tax law to incentive stock options (“ISOs”) granted under the 2021 Incentive Plan.

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In general, no taxable income results to the optionee upon the grant of an ISO or upon the exercise of the ISO, and no corresponding federal tax deduction is allowed to SeaChange upon either the grant or exercise of an ISO.

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If shares acquired upon exercise of an ISO are not disposed of within (i) two years following the date the option was granted or (ii) one year following the date the shares are issued to the optionee pursuant to the ISO exercise (the “Holding Periods”), the difference between the amount realized on any subsequent disposition of the shares and the exercise price will generally be treated as long-term capital gain or loss to the optionee.

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If shares acquired upon exercise of an ISO are disposed of before the Holding Periods are met (a “Disqualifying Disposition”), then in most cases the lesser of (i) any excess of the fair market value of the shares at the time of exercise of the ISO over the exercise price or (ii) the actual gain on disposition will be treated as compensation to the optionee and will be taxed as ordinary income in the year of such disposition.

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In any year that an optionee recognizes ordinary income as the result of a Disqualifying Disposition, SeaChange generally should be entitled to a corresponding deduction for federal income tax purposes.

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Any excess of the amount realized by the optionee as the result of a Disqualifying Disposition over the sum of (i) the exercise price and (ii) the amount of ordinary income recognized under the above rules will be treated as capital gain to the optionee.

•	Capital gain or loss recognized by an optionee upon a disposition of shares will be long-term capital gain or loss if the optionee’s holding period for the shares exceeds one year.

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An optionee may be entitled to exercise an ISO by delivering shares of SeaChange Class A common stock to SeaChange in payment of the exercise price, if so provided by the Committee. If an optionee exercises an ISO in such fashion, special rules will apply.

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In addition to the tax consequences described above, the exercise of an ISO may result in additional tax liability to the optionee under the alternative minimum tax rules. The Code provides that an alternative minimum tax (at a maximum rate of 28%) will be applied against a taxable base which is equal to “alternative minimum taxable income” reduced by a statutory exemption. In general, the amount by which the value of the SeaChange Class A common stock received upon exercise of the ISO exceeds the exercise price is included in the optionee’s alternative minimum taxable income. A taxpayer is required to pay the higher of his or her regular tax liability or the alternative minimum tax. A taxpayer that pays alternative minimum tax attributable to the exercise of an ISO may be entitled to a tax credit against his or her regular tax liability in later years.

Nonstatutory Stock Options

The following general rules are applicable under current federal income tax law to options that do not qualify as ISOs (“NSOs”) granted under the 2021 Incentive Plan:

•	The optionee generally does not realize any taxable income upon the grant of a NSO, and SeaChange is not allowed a federal income tax deduction by reason of such grant.

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The optionee generally will recognize ordinary income at the time of exercise of a NSO in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price.

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When the optionee sells the shares acquired pursuant to a NSO, he or she generally will recognize a capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (generally, the exercise price plus the amount taxed to the optionee as ordinary income). If the optionee’s holding period for the shares exceeds one year, such gain or loss will be a long-term capital gain or loss.

•	SeaChange generally should be entitled to a corresponding tax deduction for federal income tax purposes when the optionee recognizes ordinary income.

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An optionee may be entitled to exercise a NSO by delivering shares of SeaChange Class A common stock to SeaChange in payment of the exercise price, if so provided by the Committee. If an optionee exercises a NSO in such fashion, special rules will apply.

Restricted Stock and Restricted Stock Unit Awards

The following general rules are applicable under current federal income tax law to Awards of restricted stock and restricted stock units under the 2021 Incentive Plan:

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The recipient of restricted stock units will not recognize taxable income at the time of a grant of a restricted stock unit, and SeaChange will not be entitled to a tax deduction at that time. The recipient will recognize compensation taxable as ordinary income, however, at the time of the settlement of the Award, equal to the fair market value of any shares delivered and the amount of cash paid.

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The recipient of restricted stock will not recognize taxable income at the time of a grant of a restricted stock Award, and SeaChange will not be entitled to a tax deduction at such time, unless the Participant makes an election under Section 83(b) of the Code to be taxed at that time. If that election is made, the Participant will recognize compensation taxable as ordinary income at the time of the grant, equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the Participant will recognize compensation taxable as ordinary income at the time the restrictions lapse, in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. SeaChange will generally be entitled to a corresponding deduction at the time the ordinary income is recognized by the recipient.

In addition, a Participant receiving dividends with respect to restricted shares for which the above-described election has not been made, and prior to the time the restrictions lapse, will recognize compensation taxable as ordinary income rather than dividend income. SeaChange will generally be entitled to a corresponding deduction.

Cash Awards.

The following general rules are applicable under current federal income tax law to cash Awards under the 2021 Incentive Plan:

•	Participants granted a cash Award generally will recognize ordinary income at the time of payment of the cash Award equal to the amount paid.

•	SeaChange will generally be entitled to a corresponding deduction.

Other Tax Considerations.

A Participant who receives accelerated vesting, exercise or payment of Awards contingent upon or in connection with a change of control may be deemed to have received an “excess parachute payment” under Section 280G of the Code. In such event, the Participant may be subject to a 20% excise tax and SeaChange may be denied a tax deduction for such payments.

It is the intention of SeaChange that Awards comply with Section 409A of the Code regarding nonqualified deferred compensation arrangements or will satisfy the conditions of applicable exemptions. However, if an Award is subject to and fails to comply with the requirements of Section 409A, the Participant may recognize ordinary income on the amounts deferred under the Award, to the extent vested, prior to the time when the compensation is received. In addition, Section 409A imposes a 20% penalty tax, as well as interest, on the Participant with respect to such amounts.

Required Vote

Assuming that a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast by the SeaChange stockholders present in person (including virtually) or represented by proxy at the special meeting and entitled to vote on the Incentive Plan Proposal is required to approve the Incentive Plan Proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Incentive Plan Proposal is conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Omnibus Incentive Plan Proposal and the Nasdaq Proposal. If any of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Omnibus Incentive Plan Proposal or the Nasdaq Proposal is not approved, this proposal will have no effect even if approved by our stockholders.

Because stockholder approval of this Incentive Plan Proposal is a condition to completion of the merger, if this proposal is not approved by our stockholders, the merger will not occur unless we and Triller waive the applicable closing condition.

The SeaChange board recommends that you vote “FOR” the Incentive Plan Proposal.

Proposal 6: Omnibus Incentive Plan Proposal

In connection with the merger, our board of directors has adopted the TrillerVerz Corp. 2022 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) to become effective in connection with the consummation of the merger, subject to stockholder approval. If approved by our stockholders, the Omnibus Incentive Plan will replace the SeaChange International, Inc. 2021 Compensation and Incentive Plan (the “Prior Plan”), and no further awards will be granted under the Prior Plan. If we do not receive stockholder approval, the Omnibus Incentive Plan will not go into effect and the Prior Plan will remain in effect.

SeaChange is asking SeaChange stockholders to approve the Omnibus Incentive Plan proposal (the “Omnibus Incentive Plan Proposal”). SeaChange stockholders should carefully read this proxy statement/prospectus in its entirety, including the exhibits, for more detailed information concerning the Omnibus Incentive Plan.

The SeaChange board authorized, approved and declared advisable the Omnibus Incentive Plan. The Company believes that equity-based compensation is a critical part of its compensation program. Stockholder approval of the Omnibus Incentive Plan will allow us to attract and retain key personnel by providing them the opportunity to acquire an equity interest in the Company, and to align the interests of key personnel with those of the Company’s stockholders.

The Omnibus Incentive Plan includes features designed to protect stockholder interests and reflects compensation and governance best practices, as described below.

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No Dividends on Unvested Awards. Dividends and dividend equivalents are not payable with respect to awards before the award becoming vested and are subject to forfeiture to the same extent as the underlying award.

•	Director Compensation Limit. Awards under the Omnibus Incentive Plan and all other compensation payable to each non-employee director is subject to an aggregate limit of $[750,000] per year.

•	No Liberal Share Counting. Shares tendered or withheld to cover taxes or pay the exercise of an option or stock appreciation right are not again available for grant under the Omnibus Incentive Plan.

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No Discounted Options or Stock Appreciation Rights. Options and stock appreciation rights must have an exercise price or strike price at or above the fair market value per share of our Class A common stock on the date of grant.

•	No Repricing. The Omnibus Incentive Plan prohibits the repricing of stock options and stock appreciation rights without the approval of our stockholders.

•	Independent Committee Administration. The Omnibus Incentive Plan is administered by a committee of the Board whose members satisfy the independence requirements of applicable rules and regulations.

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Awards Subject to Clawback. Awards under the Omnibus Incentive Plan may be subject to forfeiture, recoupment or other recovery if the Committee determines in good faith that such action is required by applicable law or Company policy.

Summary of the Omnibus Incentive Plan

The following is a brief description of the material features of the Omnibus Incentive Plan, a copy of which is attached as Annex B to this proxy statement/prospectus, and is qualified in its entirety by reference to the Omnibus Incentive Plan. SeaChange stockholders should carefully read the Omnibus Incentive Plan in its entirety.

Administration

The Omnibus Incentive Plan will be administered by the compensation committee of our board of directors or a subcommittee if required in compliance with Rule 16b-3 promulgated under the Exchange Act, or if no such committee or subcommittee exists, our board of directors (the “Committee”). The Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Omnibus Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Omnibus Incentive Plan. The Committee will have full discretion to administer and interpret the Omnibus Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility

Any current or prospective employees, directors, officers, consultants or advisors of the Company or its affiliates will be eligible for awards under the Omnibus Incentive Plan. The Committee will have the sole and complete authority to determine who will be granted an award under the Omnibus Incentive Plan.

Number of Shares Authorized

We have reserved an aggregate of [            ] shares of our Class A common stock for issuance pursuant to awards under the Omnibus Incentive Plan, all of which may be issued with respect to incentive stock options under the Omnibus Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Omnibus Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, in respect of service as a member of the board of directors during such year will be $[750,000] (excluding any one-time awards granted in connection with the consummation of the merger or a director’s initial appointment to the board of directors). If any award granted under the Omnibus Incentive Plan expires, terminates, or is canceled or forfeited without being settled, vested or exercised, any shares subject to such award will again be available for future grants. Any shares that are used to pay the exercise price of an award or to satisfy withholding taxes owed, or any shares reserved for issuance but not issued, with respect to settlement of a stock appreciation right, will not again be available for grants under the Omnibus Incentive Plan.

Change in Capitalization

If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Class A common stock or other relevant change in capitalization or applicable law or circumstances, the Committee will make certain necessary or appropriate adjustments to the terms of the Omnibus Incentive Plan and awards in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Omnibus Incentive Plan, the number of shares covered by awards then outstanding, the limitations on awards under the Omnibus Incentive Plan, the exercise price of outstanding options, or such other equitable substitution or adjustments as the Committee may determine appropriate.

Awards Available for Grant

The Committee may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, other cash-based awards or any combination of the foregoing. Awards may be granted under the Omnibus Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines, which are referred to herein as “Substitute Awards.”

Stock Options

The Committee will be authorized to grant options to purchase shares of our Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Omnibus Incentive Plan will be non-qualified unless the applicable award agreement expressly states that the option is intended to be an incentive stock option. The exercise price for an option will not be less than the fair market value (or 110% of the fair market value in the case of a qualified option granted to a 10% stockholder) per share of our Class A common stock at the time of grant (except with respect to Substitute Awards). The maximum term of an option granted under the Omnibus Incentive Plan will be 10 years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). However, if the term of a non-qualified option would expire at a time when trading in the shares of our Class A common stock is prohibited by the Company’s insider trading policy, the option’s term will be extended automatically until the 30th day following the expiration of such prohibition. The Committee will determine the methods and form of payment for the exercise price of an option (including, in the Committee’s discretion, payment by delivery of shares of our Class A common stock, by means of a broker-assisted cashless exercise mechanism or by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes).

Stock Appreciation Rights

The Committee will be authorized to award SARs under the Omnibus Incentive Plan. A SAR is a contractual right that allows a participant to receive, in the form of either cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Omnibus Incentive Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs, including with respect to vesting and expiration. Except as otherwise provided by the Committee (in the case of Substitute Awards or SARs granted in tandem with previously granted options), the strike price per share of our Class A common stock underlying each SAR will not be less than 100% of the fair market value of such share, determined as of the date of grant and the maximum term of a SAR granted under the Omnibus Incentive Plan will be 10 years from the date of grant.

Restricted Stock

The Committee will be authorized to grant awards of restricted stock under the Omnibus Incentive Plan. Restricted stock is Class A common stock that is generally non-transferable and is subject to other restrictions determined by the Committee for a specified period. Any accumulated dividends will be payable at the same time that the underlying restricted stock vests.

Restricted Stock Unit Awards

The Committee will be authorized to grant restricted stock unit awards under the Omnibus Incentive Plan. A restricted stock unit award, once vested, may be settled in a number of shares of our Class A common stock equal to the number of units earned, in cash equal to the fair market value of the number of shares of our Class A common stock earned in respect of such restricted stock unit award or in a combination of the foregoing, at the election of the Committee. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. The holder of restricted stock units generally will not be entitled to receive dividends or dividend equivalents, but the Committee may provide in an award agreement for the holder to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Class A common stock, subject to such terms as determined by the Committee, to be accumulated and payable, if at all at the same time that the underlying restricted stock units are settled.

Other Stock-Based Awards

The Committee will be authorized to grant awards of unrestricted shares of our Class A common stock, rights to receive grants of awards at a future date, other awards denominated in shares of our Class A common stock, or awards that provide for cash payments based in whole or in part on the value of our Class A common stock under such terms and conditions as the Committee may determine and as set forth in the applicable award agreement.

Effect of Termination of Employment or a Change in Control

The Committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle, be paid, or be forfeited. In the event of a change in control, as defined in the Omnibus Incentive Plan, the Committee may provide for:

•	continuation or assumption of outstanding awards under the Omnibus Incentive Plan by us (if we are the surviving corporation) or by the surviving corporation or its parent;

•	substitution by the surviving corporation or its parent of awards with substantially the same terms and value as such outstanding awards under the Omnibus Incentive Plan;

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acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or conditions deemed met at target) or the right to exercise outstanding awards immediately prior to the date of the change of control and the expiration of awards not timely exercised by the date designated by the Committee; or

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in the case of outstanding options and SARs, cancelation in consideration of a payment in cash or other consideration equal to the intrinsic value of the award. The Committee may, in its sole discretion, terminate without the payment of any consideration, any options or SARs for which the exercise or strike price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction.

Nontransferability

Unless otherwise permitted by the Committee, awards are nontransferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment

The Omnibus Incentive Plan will have a term of 10 years. The board of directors may amend, suspend or terminate the Omnibus Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax, exchange rules, or other applicable regulatory requirement. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The Committee generally may waive any conditions or rights under awards, or may amend, cancel or terminate any award, provided that any such waiver, amendment, cancellation or termination that would materially and adversely affect the rights of the participant with respect to any award will require the consent of the affected participant. In addition, the Committee may not reduce the exercise price of any option or the strike price of any SAR, or cancel any outstanding option or SAR and replace it with a new option or SAR with a lower exercise price or strike price or with another award or cash in a manner that would be treated as a repricing, or take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our Class A common shares are listed. However, stockholder approval is not required with respect to adjustments on changes in capitalization.

Clawback or Forfeiture

Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), the rules and regulations of Nasdaq or other applicable securities exchange, or if so required pursuant to a written policy adopted by the Company or the provisions of an award agreement.

U.S. Federal Income Tax Consequences of Awards under the Omnibus Incentive Plan

The following is a general summary of the material U.S. federal income tax consequences relating to awards under the Omnibus Incentive Plan, and is intended to reflect the current provisions of the Code and the regulations thereunder and judicial and administrative interpretations of the Code and regulations. This summary is not intended to be a complete statement of applicable tax law, nor does it address foreign, state, local or payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirement of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options

Stock options may be intended to qualify as incentive stock options under Section 422 of the Code or may be nonqualified stock options governed by Section 83 of the Code. A participant generally will not recognize any taxable income, and we will not be entitled to a tax deduction, on the grant of a stock option. On exercise of a nonqualified stock option a participant generally will recognize ordinary taxable income equal to the excess of the fair market value of the acquired Class A common stock on the exercise date over the exercise price paid for those shares. Subject to satisfying applicable reporting requirements and certain deduction limitations under Section 162(m) or 280G of the Code for certain individuals (discussed below), we should be entitled to a corresponding income tax deduction. A participant generally will not recognize taxable income on exercise of an incentive stock option and we will not be entitled to a deduction. However, the excess of the fair market value of the acquired Class A common stock on the exercise date over the exercise price for those shares could result in alternative minimum tax liability for the participant. A participant’s disposition of shares acquired on exercise of any stock option will ordinarily result in capital gain or loss. However, a disposition of shares acquired on exercise of an incentive stock option less than two years after the grant date or one year after the exercise date (referred to as a “disqualifying disposition”) generally will result in ordinary taxable income equal to the excess of the fair market value of the acquired Class A common stock on the exercise date and the exercise price for those shares, with any excess of the amount received by the participant over the fair market value of the stock on the exercise date being treated as capital gain. We may be entitled to a deduction corresponding to the participant’s ordinary taxable income in the case of such a disqualifying disposition.

Stock Appreciation Rights

No income will be realized by a participant upon grant or vesting of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock

A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture (i.e., the vesting date), the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b) of the Code, the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units

A participant will not be subject to tax upon the grant or vesting of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Other Tax Considerations

In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation exceeding $1 million per year per person to certain designated executives, including, but not limited to, its chief executive officer, chief financial officer and the three most highly compensated executives of such corporation whose compensation is required to be disclosed in its proxy statement. We reserve the right to award compensation as to which a deduction may be limited under Section 162(m) where we believe it is appropriate to do so.

Section 409A of the Code imposes complex rules on nonqualified deferred compensation arrangements, including requirements with respect to elections to defer compensation and the timing of payment of deferred amounts. Code Section 409A generally should not apply to awards under the Omnibus Incentive Plan, but may apply in some cases to restricted stock units and performance awards if so determined by the Committee. For awards subject to Code section 409A, certain key employees of the Company may experience a six-month delay in the settlement of such awards.

A participant who receives accelerated vesting, exercise or payment of awards under the Omnibus Incentive Plan contingent upon or in connection with a change in control may be deemed to have received an “excess parachute payment” under Section 280G of the Code. In such event, the participant may be subject to a 20% excise tax and we may be denied a tax deduction for such payments.

New Plan Benefits

Because awards under the Omnibus Incentive Plan will be granted in amounts and to persons in the sole discretion of the Committee, the benefits or amounts allocable under the Plan are not currently determinable. No grants or awards have been made under the Omnibus Incentive Plan to date and no grants or awards will be made under the Omnibus Incentive Plan unless and until it is approved by the stockholders of the Company.

Required Vote

Assuming that a quorum is present at the special meeting, the approval of the Omnibus Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the SeaChange stockholders present (including virtually) in person or represented by proxy at the special meeting and entitled to vote on the Omnibus Incentive Plan. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Omnibus Incentive Plan Proposal is conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal and the Nasdaq Proposal. If any of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal or the Nasdaq Proposal is not approved, this proposal will have no effect even if approved by our stockholders.

Because stockholder approval of this Omnibus Incentive Plan Proposal is a condition to completion of the merger, if this proposal is not approved by our stockholders, the merger will not occur unless we and Triller waive the applicable closing condition.

The SeaChange board recommends that you vote “FOR” the Omnibus Incentive Plan proposal.

Proposal 7: The Nasdaq Proposal

The SeaChange board of directors unanimously recommends that you vote “FOR” the Nasdaq Proposal, for purposes of complying with Nasdaq Listing Rules 5635(a), (b) and (c).

Assuming the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal and the Omnibus Incentive Plan Proposal are approved, our stockholders are also being asked to approve the Nasdaq Proposal.

We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (c). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, SeaChange will issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the merger. Under Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(c), stockholder approval is required prior to the issuance of securities when a plan or other equity compensation arrangement is established or materially amended.

Required Vote

Assuming that a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast by the SeaChange stockholders present in person (including virtually) or represented by proxy at the special meeting and entitled to vote on the Nasdaq Proposal is required to approve the Nasdaq Proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Nasdaq Proposal is conditioned on the approval of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal and the Omnibus Incentive Plan Proposal. If any of the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal or the Omnibus Incentive Plan Proposal is not approved, this proposal will have no effect even if approved by our stockholders.

Because stockholder approval of this Nasdaq Proposal is a condition to completion of the merger, if this proposal is not approved by our stockholders, the merger will not occur unless we and Triller waive the applicable closing condition.

The SeaChange board recommends that you vote “FOR” the Nasdaq Proposal.

Proposal 8: The SeaChange Compensation Proposal

The SeaChange board of directors unanimously recommends that you vote “FOR” this Proposal to approve, on an advisory (non-binding) basis, certain compensation arrangements for SeaChange’s named executive officers in connection with the merger (the “SeaChange Compensation Proposal”).

Pursuant to Rule 14a-21(c) of the Exchange Act and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, SeaChange is providing its stockholders with a separate advisory (non-binding) vote to approve the merger-related compensation for its named executive officers as described in “The Merger — Interests of SeaChange Directors and Officers” beginning on page [•].

SeaChange stockholders are being asked to approve the following resolution on an advisory (non-binding) basis:

“RESOLVED, that the compensation that will or may be paid or become payable to SeaChange’s named executive officers in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Merger — Interests of SeaChange Directors and Officers,’ are hereby APPROVED.”

The vote is advisory in nature and, therefore, is not binding on SeaChange or the SeaChange board of directors or the compensation committee of the SeaChange board of directors, regardless of whether the Merger Proposal is approved.

Stockholders should note that approval of this SeaChange Compensation Proposal is not a condition to completion of the merger. If the merger is completed, the merger-related compensation may be paid to SeaChange’s named executive officers to the extent payable in accordance with the terms of their respective compensation agreements and arrangements and the outcome of this advisory (non-binding) vote will not affect SeaChange’ obligations to make these payments even if SeaChange stockholders do not approve, on an advisory (non-binding) basis, this SeaChange Compensation Proposal.

Required Vote

Assuming that a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast by the stockholders present in person (including virtually) or represented by proxy at the special meeting and entitled to vote on the SeaChange Compensation Proposal is required to approve the SeaChange Compensation Proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The SeaChange Compensation Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The SeaChange board recommends that you vote “FOR” the SeaChange Compensation Proposal.

Proposal 9: The Adjournment Proposal

The SeaChange board of directors unanimously recommends that you vote “FOR” the Adjournment Proposal to approve one or more adjournments of the special meeting to a later date or dates if necessary or appropriate to solicit additional proxies if there are insufficient votes to approve the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, the Omnibus Incentive Plan Proposal, and the Nasdaq Proposal at the time of the special meeting (the “Adjournment Proposal”).

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the special meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to the stockholders of SeaChange in the event, based on the tabulated votes, there are not sufficient votes received at the time of the special meeting to approve the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, Omnibus Incentive Plan Proposal or the Nasdaq Proposal.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by the stockholders of SeaChange, the chairman will not adjourn the special meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the special meeting to approve the Merger Proposal, the Certificate of Incorporation Amendment Proposal, the Incentive Plan Proposal, Omnibus Incentive Plan Proposal, and the Nasdaq Proposal.

Required Vote

Assuming that a quorum is present at the special meeting, the affirmative vote of a majority of the votes cast by the SeaChange stockholders present in person (including virtually) or represented by proxy at the special meeting and entitled to vote on the Adjournment Proposal is required to approve the Adjournment Proposal. Accordingly, neither a stockholder’s failure to vote online or by proxy, a broker non-vote nor an abstention will be considered a “vote cast,” and thus will have no effect on the outcome of this proposal.

The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

The SeaChange board recommends that you vote “FOR” the Adjournment Proposal.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the merger, including the Merger Agreement. While SeaChange and Triller believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Background of the Merger

Each of the SeaChange and Triller boards of directors and senior management teams regularly review and assess their respective business prospects, strategies and objectives, all with the goal of enhancing long-term value for their respective stockholders. For each company, this review and assessment has included the consideration of various strategic alternatives, such as growth strategies (whether through acquisitions or organic growth), capital planning and raising, potential earnings improvement through revenue increases, expense reductions and strategic mergers.

In April, 2020, SeaChange retained an investment banker to provide assistance in seeking a potential business combination with strategic buyers or engaging with other financial sponsors. During 2020, SeaChange from time to time engaged in discussions through its investment banker with such potential counterparties. (Triller was not involved in these discussions.) Only three such discussions resulted in indications of interest, which were received in September 2020. By the end of 2020, each party which had submitted an indication of interest had elected to exit the process prior to coming to terms with SeaChange. Thereafter, SeaChange ceased active pursuit of a potential business combination, but remained receptive to proposals.

In September 2021, Peter D. Aquino joined as President and Chief Executive Officer as well as a director of SeaChange. Following such appointment, on September 27, 2021, Mr. Aquino’s former business acquaintance and former banker, Prem Parameswaran, introduced Mr. Aquino to Mr. Ryan Kavanaugh, an investor in Triller. Mr. Kavanaugh wanted to explore if SeaChange could be a potential merger candidate to bring Triller to a publicly traded national stock exchange. Recognizing the alignment between SeaChange and Triller in certain advertising business segments, as well as the companies’ similarity of customer prospects in the cable television, satellite, and telecommunications business segments, on September 30, 2021, Mr. Aquino arranged for himself, Mr. Julian Singer and Mr. Matthew Stecker to review basic investor information prepared by Triller. Further calls between SeaChange and Triller occurred from September 28, 2021 through October 12, 2021, during which the representatives of SeaChange and Triller began considering advancing negotiations and a potential draft term sheet.

On October 12, 2021, Messrs. Aquino, Parameswaran and Gary Singer, along with a subset of the SeaChange board of directors that included Messrs. J. Singer and Stecker discussed the seriousness and probability of a potential transaction with Triller and Mr. Kavanaugh. Soon after, Mr. Parameswaran forwarded a non-binding draft term sheet on behalf of Triller to Mr. Aquino to facilitate further discussions. Mr. Aquino subsequently shared the term sheet with this subset of the SeaChange board of directors for further input.

Effective October 15, 2021, SeaChange entered into an engagement letter agreement by which it engaged K&L Gates, LLP, which we refer to as K&L Gates, to serve as legal counsel for the proposed transaction, and to advise the SeaChange board of directors on the initial term sheet draft. Shortly thereafter, Mr. Aquino communicated concerns to Mr. Kavanaugh about the terms of the transaction as set forth in the initial daft term sheet received from Tiller on October 12, 2021. Considering these concerns, Mr. Kavanaugh proactively re-circulated a revised term sheet on October 15, 2021, which the parties negotiated for several days.

On October 29, 2021, Mr. Kavanaugh circulated an updated version of the term sheet, and the full board of directors of SeaChange met the same day to review the offer. Messrs. Robert Matlin and Steven Shur, representatives from K&L Gates, attended the SeaChange board meeting. The SeaChange board of directors approved the proposed terms. The term sheet was later executed effective as of October 29, 2021.

Following the execution of the term sheet, the parties negotiated a non-disclosure agreement, which was executed by Triller and SeaChange effective as of November 3, 2021.

On November 8, 2021, Messrs. Aquino; J. Singer; Stecker; Robert Pons, Chairman of the SeaChange board of directors; Michael Prinn, SeaChange’s Chief Financial Officer; Christoph Klimmer, SeaChange’s Senior Vice President & Chief Revenue Officer; and Igor Volshteyn, a SeaChange advisor; and Ms. Elaine Martel, SeaChange’s General Counsel and Secretary, participated in a telephonic meeting with Triller management, during which Triller management conducted a presentation describing Triller’s business. The following day, during a telephonic meeting, Messrs. Aquino, Prinn, and Klimmer and Ms. Martel presented an overview of SeaChange’s business to Triller management.

Throughout November and December 2021, each of SeaChange and Triller continued their respective due diligence investigations, and each party’s respective representatives held discussions with the other’s management team and advisors concerning their respective businesses and prospects, key value drivers and the potential synergies and commercial benefits that could result from a potential combination.

Effective November 12, 2021, SeaChange entered into an engagement letter agreement by which it engaged Scura Partners LLC, which we refer to as Scura Partners, to prepare a fairness opinion for the SeaChange board of directors to review in considering the terms of the merger.

On November 18, 2021, a subset of the SeaChange board of directors that included Messrs. Stecker, David Nicol, J. Singer and Steven Singer, which we refer to as the Strategic Advisory Committee, executed a unanimous written consent recommending approval of certain revisions to the Strategic Advisory Committee’s charter with the effect of empowering them to explore acquisitions or dispositions on behalf of SeaChange.

On November 22, 2021, the SeaChange board of directors convened a meeting, joined by Ms. Martel and Mr. Matlin, and approved revisions to the charter of the Strategic Advisor Committee. That same day, the Strategic Advisory Committee convened a meeting. Messrs. Aquino, Prinn and Matlin, and Ms. Martel were also in attendance. Mr. Aquino briefed the Strategic Advisory Committee on the status of the proposed business combination with Triller.

On November 24, 2021, Triller circulated its form of the Agreement and Plan of Merger by and between SeaChange and Triller, which we refer to as the Merger Agreement, to SeaChange. Throughout November and December 2021, each of SeaChange, Triller and each party’s respective representatives negotiated the terms of the Merger Agreement.

On December 8, 2021, the SeaChange board of directors convened a meeting, joined initially by Mr. Prinn and Ms. Martel, and later by Mr. Matlin, and Messrs. Paul Scura and Robert Aiello of Scura Partners. Mr. Aiello discussed the assumptions and methodologies Scura Partners employed in preparing its fairness opinion.

Also on December 8, 2021, SeaChange, Triller and their respective legal counsels held a telephonic meeting during which they discussed various issues related to the merger, including certain key terms of the Merger Agreement and other transactional documents. Later on the same day, Mr. Volshteyn provided, on behalf of SeaChange, an initial draft of the senior notes term sheet, which we refer to as the Senior Notes Term Sheet, to Triller and its legal counsel, Akin Gump Strauss Hauer & Feld LLP, which we refer to as Akin Gump. Throughout December, SeaChange, Triller and each party’s respective representatives negotiated the terms of the Senior Notes Term Sheet.

On December 9, 2021, SeaChange circulated an initial draft of the SeaChange disclosure schedules to Triller and Akin Gump.

On December 10, 2021, the Strategic Advisory Committee convened a meeting, joined by Messrs. Aquino, Matlin and Prinn and Ms. Martel. Mr. Aquino briefed the Strategic Advisory Committee on the status of negotiations with Triller and outlined the expected calendar for the potential transaction.

On December 11, 2021, Akin Gump circulated an initial draft of Triller disclosure schedules to SeaChange and K&L Gates. Later that day, K&L Gates circulated its comments on the draft Merger Agreement and draft Triller disclosure schedules to Triller and Akin Gump.

On December 12, 2021, representatives of each of the parties and their respective legal counsels participated in a telephonic meeting to discuss issues related to SeaChange’s international operations. Akin Gump later circulated a revised draft of the Senior Notes Term Sheet and the initial drafts of the Certificates of Amendment to the Amended and Restated Certificate of Incorporation of SeaChange to SeaChange, K&L Gates and Mr. Volshteyn which we refer to as the Charter Amendments.

On December 13, 2021, the SeaChange board of directors, along with Mr. Prinn, Messrs. Matlin and Jonathan Barron, both of K&L Gates, as well as Ms. Martel, convened a meeting whereby Mr. Aquino briefed attendees on the status of the ongoing negotiations. Later that same day, representatives of each of the parties and their respective outside counsel participated in a telephonic meeting to discuss Triller’s disclosure schedules.

On December 14, 2021, Akin Gump circulated its comments on the draft Merger Agreement to SeaChange and K&L Gates. On the same day, K&L Gates circulated an initial draft of a support agreement with a large SeaChange stockholder, which we refer to as Support Agreement, to Triller and Akin Gump. Additionally, representatives of each of the parties and their respective outside counsel participated in a second telephonic meeting to discuss additional questions related to Triller’s disclosure schedules.

On December 15, 2021, representatives of each of the parties and their respective legal counsels participated in a telephonic meeting to discuss the Merger Agreement and other transaction documents. Negotiations focused on parties’ closing working capital, the default stockholder’s election in the potential merger, SeaChange’s international operations, and Triller’s acquisition of Truverse, Inc. Also on December 15, 2021, on behalf of Triller, Akin Gump Gates made additional diligence requests to SeaChange.

On December 16, 2021, the SeaChange board of directors, along with Messrs. Prinn and Barron, as well as Ms. Martel, convened a meeting. Mr. Aquino briefed attendees on the status of the ongoing negotiations. On the same day, Akin Gump circulated its additional comments on the draft Merger Agreement and Senior Notes Term Sheet to SeaChange, K&L Gates and Mr. Volshteyn. Later on the same day, Akin Gump circulated its comments on the draft Support Agreement and circulated a revised draft of the Triller disclosure schedules to SeaChange, K&L Gates and Mr. Volshteyn. Additionally, on December 16, 2021, Akin Gump held a telephonic meeting with SeaChange’s local foreign counsel to discuss issues related to SeaChange’s international operations. Akin Gump and K&L Gates also held a telephonic meeting on the same day to discuss outstanding issues related to the Merger Agreement.

On December 17, 2021, Mr. Volshteyn circulated, on behalf of SeaChange, comments on the Senior Notes Term Sheet to Triller and Akin Gump. On the same day, the SeaChange board of directors, along with Messrs. Prinn, Matlin and Barron, as well as Ms. Martel, convened a meeting whereby Mr. Aquino briefed attendees on the status of the ongoing negotiations.

On December 18, 2021, K&L Gates circulated its comments on the draft Merger Agreement and circulated an initial draft of Amendment No. 3 to the Rights Agreement by and between SeaChange and Computershare Inc., dated as of March 4, 2019, which we refer to as the Amendment to the Rights Agreement, to Triller and Akin Gump.

On December 20, 2021, Akin Gump circulated its comments on the Senior Notes Term Sheet and the Amendment to Rights Agreement to SeaChange, K&L Gates and Mr. Volshteyn. Later the same day, Akin Gump circulated its comments on the draft Merger Agreement and circulated revised drafts of the Charter Amendments to SeaChange and K&L Gates.

Between December 21, 2021 and the early morning of December 22, 2021, Triller and SeaChange, through their respective legal counsels and representatives, exchanged several revisions to the draft Merger Agreement, Senior Notes Term Sheet, Support Agreement and each party’s Merger Agreement exhibits and schedules. On the same day, representatives of each of the parties and their respective legal counsels participated in a telephonic meeting to discuss the outstanding issues related to various transaction documents.

Also on December 21, 2021, the SeaChange board of directors and Strategic Advisory Committee convened for a joint special meeting. All directors were present at this meeting. This meeting was also attended by members of SeaChange senior management, including Messrs. Aquino and Prinn and Ms. Martel, representatives from K&L Gates, including Messrs. Matlin, Barron and Shur, and representatives from Scura Partners, including Messrs. Scura, Aiello, Sean Smith and Maxx Trotsky. In advance of this meeting, SeaChange board members were provided with information prepared by Scura Partners with respect to the fairness of the financial terms of the merger, as well as drafts of the Merger Agreement and related ancillary agreements. At this meeting, the SeaChange board of directors and the Strategic Advisory Committee reviewed certain information regarding the proposed merger. A K&L Gates representative reviewed with the SeaChange board members their fiduciary duties in the context of the board of directors’ consideration of and decisions and actions with respect to the Merger Agreement and the proposed merger and reviewed with the board the terms of, and answered questions of board members regarding, the merger, the Merger Agreement, and related ancillary agreements. A representative from Scura Partners reviewed with the SeaChange board the financial terms of the proposed merger and, at the request of the board, rendered to the board of directors Scura Partners’ opinion to the effect that, as of December 21, 2021, and based upon and subject to the assumptions and qualifications set forth in the opinion, the cash merger consideration to be paid in the merger pursuant to the Merger Agreement was fair, from a financial point of view, to holders of SeaChange common stock. The Strategic Advisory Committee approved the Merger Agreement and recommended that the SeaChange board of directors adopt and approve the Merger Agreement and that SeaChange’s stockholders approve the Merger Agreement. After considering the proposed terms of the Merger Agreement and the merger and the various presentations made to the SeaChange board by SeaChange’s senior management and its financial and legal advisors, and taking into consideration the matters discussed during the meeting and prior meetings of the board of directors, including consideration of the factors described under “—SeaChange Reasons for the Merger beginning on page 124, the SeaChange board of directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, were fair to and advisable and in the best interests of SeaChange and its stockholders and resolved to adopt and approve the Merger Agreement and related documents, and to recommend to SeaChange’s stockholders that they approve the Merger Proposal.

On December 22, 2021, the Merger Agreement, the Support Agreement, and the Amendment to Rights Agreement were all executed. Later on December 22, 2021, SeaChange and Triller issued a joint press release announcing the execution of the Merger Agreement.

Opinion of SeaChange’s Financial Advisor

At the meeting of the Board on January 28, 2022 to evaluate and approve the potential transaction, including the merger, Scura Partners delivered an oral opinion, which was confirmed by delivery of a written opinion, dated January 28, 2022, addressed to the Board to the effect that, as of the date of the opinion and based upon and subject to the assumptions, conditions and limitations set forth in the opinion, (i) the Merger Consideration as a whole was fair from a financial view to the holders of SeaChange Common Stock, and (ii) the Buyer Stock Merger Consideration was fair from a financial view to the holders of SeaChange Common Stock.

The full text of Scura Partners’ written opinion, dated January 28, 2022, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion (which are also summarized herein), is attached as Annex G to this proxy statement/consent solicitation statement/prospectus and is incorporated herein by reference. Scura Partners’ opinion was provided for the use and benefit of the SeaChange board of directors (in its capacity as such and not in any other capacity) in its evaluation of the transaction (and, in its engagement letter, Scura Partners provided its consent to the inclusion of the text of its opinion as part of this proxy statement/consent solicitation statement/prospectus). Scura Partners’ opinion is limited solely to the fairness, from a financial point of view, of the Merger Consideration, the Buyer Stock Merger Consideration and the Cash/Notes Merger Consideration to be paid by SeaChange in the transaction and does not address SeaChange’s underlying business decision to effect the transaction or the relative merits of the transaction as compared to any alternative business strategies or initial transactions that might be available to SeaChange. Scura Partners’ opinion does not constitute a recommendation as to how any stockholder of SeaChange should vote or act with respect to the transaction or any other matter. Scura Partners’ opinion was approved by a Scura Partners fairness opinion committee.

In arriving at its opinion, Scura Partners, among other things:

•	reviewed the executed Agreement and Plan of Merger dated December 22, 2021, including a summary of terms for the Buyer Senior Notes;

•	reviewed the Triller Convertible Note Term Sheet and the form of Triller Convertible Promissory Note provided to us;

•

reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of SeaChange and Triller furnished to Scura Partners by SeaChange, including financial and other forecasts provided to, or discussed with, Scura Partners by the management of SeaChange;

•	reviewed the capital structure of SeaChange and Triller furnished to Scura Partners by the management of SeaChange;

•	reviewed publicly available financial and stock market data of SeaChange and certain other companies in lines of business that Scura Partners deemed relevant.

•	reviewed certain internal information relating to expenses expected to result from the transaction;

•

conducted discussions with members of management of SeaChange and Triller concerning the information described in the foregoing, as well as the business and prospects of Triller and SeaChange generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Scura Partners deemed relevant;

•	reviewed, but did not rely on for purposes of its opinion, the financial terms of certain other transactions that it deemed relevant; and

•	conducted such other financial studies and analyses and took into account such other information as Scura Partners deemed appropriate.

In connection with its review, Scura Partners, with the consent of the SeaChange board, relied on the information supplied to, discussed with or reviewed by it for the purpose of its opinion being complete and accurate in all material respects. Scura Partners did not assume any responsibility for independent verification of, and did not independently verify, any such information. With the consent of the SeaChange board, Scura Partners relied upon, without independent verification, the assessment of SeaChange and its legal, tax, regulatory, and accounting advisors with respect to legal, tax, regulatory, and accounting matters. With respect to the financial and other forecasts and other information relating to Triller and SeaChange, Scura Partners assumed, at the SeaChange board’s direction, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of SeaChange as to the future performance of Triller and SeaChange. Scura Partners also assumed, at the SeaChange board’s direction, that the future financial results reflected in such forecasts and other information will be achieved at the times and in the amounts projected. With the consent of the SeaChange board, Scura Partners assumed that, following consummation of the transaction, SeaChange would have cash, net of debt, of at least $100 million on its balance sheet. In addition, Scura Partners relied, with the SeaChange board’s consent, on the assessments of the management of SeaChange as to the ability to retain key employees of Triller. Scura Partners expressed no views as to the reasonableness of any financial forecasts or the assumptions on which they are based. In addition, with the SeaChange board’s consent, Scura Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Triller or SeaChange, nor was Scura Partners furnished with any such evaluation or appraisal.

Scura Partners’ opinion did not address SeaChange’s underlying business decision to effect the transaction or the relative merits of the transaction as compared to any alternative business strategies or transactions that might be available to SeaChange and did not address any legal, regulatory, tax, or accounting matters. At the direction of the SeaChange board, Scura Partners was not asked, nor did it offer, any opinion as to any terms of the Agreement and Plan of Merger or any aspect or implication of the transaction, except for the fairness from a financial point of view to the holder of SeaChange Common shares of (i) the Merger Consideration as a whole and (ii) the Buyer Stock Merger Consideration and (iii) the Cash/Notes Merger Consideration. With the SeaChange board’s consent, Scura Partners expressed no opinion as to what the value of the shares of any stock of SeaChange will be when issued pursuant to the transaction or the prices at which any securities of SeaChange may trade at any time. Scura Partners did not express any opinion as to fair value or the solvency of SeaChange following the closing of the transaction. In rendering its opinion, Scura Partners assumed, with the Board’s consent, that the final executed form of the Triller Convertible Promissory would not differ in any material respect from the draft that it reviewed, that the final executed form of the Buyer Senior Notes would not differ in any material respect from the summary terms set out in Merger Agreement, that the transaction would be consummated in accordance with the terms of the Merger Agreement without any waiver or modification that could be material to Scura Partners’ analysis, and that the parties to the Merger Agreement will comply with all the material terms of the Merger Agreement. Scura Partners assumed, with the SeaChange board’s consent, that all governmental, regulatory or other consents and approvals necessary for the completion of the transaction will be obtained except to the extent that could not be material to its analysis. In addition, representatives of SeaChange advised Scura Partners, and Scura Partners assumed, with the SeaChange board’s consent, that the transaction will qualify as a tax-free reorganization for federal income tax purposes. Scura Partners also was not requested to, and did not, participate in the structuring or negotiation of the Transaction.

Except as described in this summary, the SeaChange board imposed no other instructions or limitations on Scura Partners with respect to the investigations made, or procedures followed, by Scura Partners in rendering its opinion.

Scura Partners’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Scura Partners as of, the date of the opinion, and Scura Partners assumed no responsibility to update the opinion for developments after the date of the opinion.

Scura Partners’ opinion did not address the fairness of the transaction or any aspect or implication of the transaction to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of SeaChange or Triller. In addition, Scura Partners did not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the transaction, or any class of such persons, whether relative to the Consideration or otherwise.

The following is a summary of the material financial analyses presented by Scura Partners to the SeaChange board at its meeting held on January 28, 2022, in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Scura Partners’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Scura Partners’ analyses.

The following chart summaries the financial analysis carried out by Scura Partners.

Financial Analysis of SeaChange on a Standalone Basis

Financial data for SeaChange was based on financial forecasts and other information and data provided by SeaChange’s management, including the summary of an offering process carried out and SeaChange’s projections of its revenue and EBITDA for the fiscal years through FY2027.

SeaChange Share Price Analysis

Scura Partners reviewed the enterprise value of SeaChange on a standalone basis implied by the price of SeaChange common shares for the period of 20 trading days and 6 months up to December 10, 2021. The period from December 13 to the announcement of the Transaction was excluded because of the effect of press reports of the potential Transaction.

	Share Price	Implied Enterprise Value (millions)
Trailing 20 Trading Days
Average	$0.77	$38.0
Maximum	$0.88	$43.5
Minimum	$0.67	$33.1

Trading 6 Months
Average	$1.02	$50.0
Maximum	$1.36	$66.7
Minimum	$0.67	$33.1

The enterprise value of SeaChange was calculated assuming a total of 49.0 million common shares outstanding, and net working capital of $27.0 million.

SeaChange Offering Process Analysis

In the second quarter of 2020 SeaChange retained SG Cowen Securities Corp. (“Cowen”) to represent it in exploring the sale of the company. In August and September Cowen approached more than 30 potential counterparties. At the end of September 2020, SeaChange received three indications of interest with enterprise values ranging between $50 million and $68 million. None of the conversations with parties providing these indications indications led to a proposal to acquire SeaChange. SeaChange elected to end the offering process in January 2021.

SeaChange Selected Public Companies Analysis.

In determining its reference range for its selected publicly traded companies analysis, Scura Partners believed, based on its experience and professional judgement, that the following companies are generally relevant in certain respects to SeaChange for the purposes of its financial analyses:

(i)	content application software: Akamai Technologies, Inc., Amdocs Limited, Calix, Inc., Limelight Networks, Inc., Bright Cove Inc. and Digital Turbine, Inc.;

(ii)	video streaming and enablement: Alchimie S.A.S., fuboTV Inc., Roku, Inc.,Vimeo, Inc. and Xperi Holdings Corporation.

Although none of these selected public companies are directly comparable to SeaChange, Scura Partners focused on these companies because, among other things, these companies have one or more similar operating and financial characteristics as SeaChange.

Scura Partners reviewed the enterprise value of each of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on January 26, 2022, plus, as of the relevant company’s most recently reported quarter end (with pro forma adjustments for any publicly announced corporate actions following the most recent reporting quarter), preferred stock, net debt and, where applicable, book value of non-controlling interests) as (i) a multiple of estimated revenue for FY2021 through FY2026 and (ii) a multiple of estimated EBITDA for FY2022 through FY2026. Revenue and EBITDA data for the selected companies was based on publicly available consensus research analysts’ estimates and enterprise value related data for the selected companies was based on public filings and other publicly available information, all as of January 26, 2022. The enterprise value and estimated revenue and EBITDA multiples for the remaining companies (to the extent publicly available) are summarized in the table below:

	Enterprise Value (in millions)	Enterprise Value / Revenue
Company		FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Content Application Software
Akamai Technologies, Inc.	$17,956	5.2x	4.8x	4.4x	4.0x	3.7x	3.5x
Amdocs Limited	$9,215	2.0x	1.9x	1.8x	1.6x	1.4x	—
Bright Cove Inc.	$337	1.6x	1.5x
Calix Inc.	$2,442	3.6x	3.3x	2.9x
Digital Turbine, Inc.	$3,928	3.3x	2.5x	1.8x
Harmonic Inc.	$1,119	2.2x	1.9x	1.8x
Limelight Networks, Inc.	$621	2.5x	2.3x	2.1x	1.9x	1.8x	1.6x

Median		2.5x	2.3x	2.0x	1.9x	1.8x	2.6x
Minimuim		1.6x	1.5x	1.8x	1.6x	1.4x	1.6x
Maximum		5.2x	4.8x	4.4x	4.0x	3.7x	3.5x

	Enterprise Value (in millions)	Enterprise Value / EBITDA
Company		FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Content Application Software
Akamai Technologies, Inc.	$17,956	11.0x	10.1x	9.2x	8.5x	8.2x
Amdocs Limited	$9,215	8.0x	8.4x	7.1x	6.5x
Bright Cove Inc.	$337	15.5x
Calix Inc.	$2,442	23.9x
Digital Turbine, Inc.	$3,928	13.8x	9.0x
Harmonic Inc.	$1,119	14.6x
Limelight Networks, Inc.	$621	18.0x	12.7x	9.7x	7.4x	6.0x

Median		14.6x	9.5x	9.2x	7.4x	7.1x
Minimuim		8.0x	8.4x	7.1x	6.5x	6.0x
Maximum		23.9x	12.7x	9.7x	8.5x	8.2x

	Enterprise Value (in millions)	Enterprise Value / Revenue
Company		FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Streaming & Video Enablement
Alchimie S.A.S.	$15	0.5x	0.4x	0.3x	0.2x
fuboTV Inc.	$1,377	2.2x	1.3x	0.9x	0.6x	0.5x	0.4x
Roku, Inc.	$18,189	6.5x	4.8x	3.7x	2.9x	2.8x	2.2x
Vimeo, Inc.	$1,853	4.7x	3.8x	3.0x	2.4x	1.9x	1.5x
Xperi Holding Corporation	$2,353	2.7x	2.6x	2.5x

Median		2.7x	2.6x	2.5x	1.5x	1.9x	1.5x
Minimuim		0.5x	0.4x	0.3x	0.2x	0.5x	0.4x
Maximum		6.5x	4.8x	3.7x	2.9x	2.8x	2.2x

	Enterprise Value (in millions)	Enterprise Value / EBITDA
Streaming & Video Enablement		FY 2022	FY 2023	FY 2024	FY 2025	FY 2026
Alchimie S.A.S.	$15
fuboTV Inc.	$1,377					0.0x
Roku, Inc.	$18,189	34.3x	21.4x	15.8x	14.4x	12.5x
Vimeo, Inc.	$1,853		73.5x	25.9x	15.1x	10.4x
Xperi Holding Corporation	$2,353	8.8x	8.4x

Median		21.6x	21.4x	20.9x	14.7x	10.4x
Minimuim		8.8x	8.4x	15.8x	14.4x	0.0x
Maximum		34.3x	73.5x	25.9x	15.1x	12.5x

Company	Enterprise Value (in millions)	Enterprise Value / Revenue
Television Broadcasting, Advertising and Software Platform Transactions
TiVo Corporation / Xperi Holding Corporation	$2,206	2.9x
WoW Unlimited M edia / Genius Brands International, Inc	$81	1.3x
CJ Hello Co,. Ltd / LG Uplus Corporation	$1,296	1.8x
Wazee Digital, Inc / Veritone, Inc.	$15	0.8x
Telaria Inc / M agnite, Inc.	$441	5.5x
SpotX, Inc. / M agnite Inc.	$1,141	6.7x
Incross Co., Ltd. / SK Telecom Company Limited	$47	3.6x

Company	Enterprise Value (in millions)	Enterprise Value / Revenue
495 Communications, LLC / Aquarius AI INC	$15	1.0x
Optiva Inc. / ESW Capital, LLC	$259	3.3x

Median		2.9x
Upper		6.7x
Lower		0.8x

Based on this information, and using its professional judgment, Scura Partners selected reference range multiples of (i) [ ]x to [ ]x for SeaChange’s projected revenue for FY2025 and (ii) 2.6x to 4.3x for SeaChange’s projected revenue for FY2026, (iii) 10.1x to 16.9x for SeaChange’s projected EBITDA for FY2025 and (iv) 8.4x to 14.1x for SeaChange’s projected EBITDA for FY2026. No individual multiple was determinative of the reference range.

This analysis indicated the following implied total enterprise value ranges for SeaChange:

Reference Range	Implied Total Equity Value Range (in Millions)

Content Application Software
Enterprise Value / Revenue	$46	-	$65
Enterprise Value / EBITDA	$40	-	$56

Streaming & Video Enablement
Enterprise Value / Revenue	$46	-	$65
Enterprise Value / EBITDA	$40	-	$56

Content Application Software
Enterprise Value / Revenue	$57	-	$79

SeaChange Discounted Cash Flow Analysis.

Scura Partners performed a discounted cash flow (“DCF”) analysis of SeaChange using the financial forecast and other information and data provided by SeaChange’s management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by SeaChange. Based on the information provided by SeaChange’s management, with the consent of the SeaChange board, Scura Partners assumed that the transaction would close on or about March 31, 2022. Scura Partners performed DCF analyses for three sets of periods (i) April 1, 2022 to January 31, 2023 (the “Stub Period”), (ii) the period from FY2024 through FY2027 and (iii) period after FY2027.

In performing the DCF analysis of SeaChange, Scura Partners utilized a range of discount rates between 15.5% and 21.5%. A mid-range discount rate of 18.5% was calculated based on an estimate of SeaChange’s weighted average cost of capital (“WACC”), arrived at using the capital asset pricing model, incorporating:

(i)	an unlevered beta of 1.54x based on the unlevered beta of comparable companies;

(ii)	a risk-free rate of return of 1.66% based on the yield on the 10-year U.S. treasury bond as of January 26, 2021;

(iii)	a market return (Rm) of 10.2% based on the trailing 10 year return on the S&P Small Cap 600 Index through January 26, 2021;

(iv)	a size risk premium based on a size premium of 3.00% estimated based on the market return premium assigned to business with an enterprise value below $100 million;

(v)	the assumption that SeaChange’s capital structure would be funded with equity through the end of each set of periods.

Scura Partners estimated the range of discount rates using the mid-range discount rate and based on its experience and professional judgement.

In performing the DCF analysis of SeaChange, to arrive at a range of terminal values, Scura Partners applied terminal value multiples of between 10.0x and 14.0x to EBITDA in the final year. Scura Partners estimated a range of terminal value multiples using the mid-range terminal value multiple and based on its experience and professional judgement.

In performing the DCF analysis of SeaChange, Scura Partners assumed that the Company’s net operating losses would result in SeaChange not paying cash income tax in the projection period.

After-tax free cash flows from each period was discounted to April 1, 2022 using the mid-period convention. Terminal value was discounted from the end FY2027 to April 1, 2022.

The Discounted Cash Flow Analysis indicated the following implied total enterprise value ranges for SeaChange:

	Weighted Average Cost of Capital
	15.5%	17.0%	18.0%	20.0%	21.5%
Enterprise Value	$76.3	$72.4	$74.9	$65.3	$62.1

	Terminal Value Multiple
	10.0x	11.0x	12.0x	13.0x	14.0x
Enterprise Value	$66.2	$70.5	$74.9	$79.2	$83.6

	Terminal Year
	FY 2025	FY 2026	FY 2027
Enterprise Value	$38.9	$58.5	$74.9

The terminal value represented approximately 70% of SeaChange’s enterprise value

Financial Analysis of Cash/Notes Buyer Consideration

The financial analysis of the Cash/Note Buyer Consideration was conducted assuming that the Buyer Senior Notes are paid at maturity or are automatically converted into Class A Common Stock prior to maturity.

Cash/Notes Consideration with Buyer Notes Paid at Maturity

Scura Partners estimated the range of value of the notes based upon the yield to maturity of 1-year notes with comparable rates as determined by S&P Capital IQ.

Rating	Corporate Yield	Triller Note Rate	Spread	Adjustment
	Information Technology 1-Year Notes
BBB	1.568%	5.000%	3.432%	1.03434
BBB	2.547%	5.000%	2.453%	1.02436
B	3.944%	5.000%	1.056%	1.01038

	Communication Services 1-Year Notes
BBB	1.442%	5.000%	3.558%	1.03568
BBB	2.656%	5.000%	2.344%	1.02327
B	3.537%	5.000%	1.463%	1.01443

“Adjustment” in this table is the value of the Triller notes over face value calculated on a semi-annual basis. Scura Partner’s analysis of the Cash/Notes Consideration incorporated this Adjustment:

(in thousands except per share amounts)
	Implied Value Per Share
Cash Consideration	$ 25,000
Note Consideration (Face Value)	$ 75,000
Adjustment	1.01038x	-	1.02436x

Note Consideration (Fair Value)	$75,779	-	$76,827
Implied Total Cash/Note Consideration (Fair Value)	$100,779	-	$101,827
Implied Total Cash/Note Consideration Per Shares	$2.06	-	$2.08

Cash/Notes Consideration with Buyer Notes Automatically Converted

Scura Partners estimated the range of value of the notes based upon a conversion of those notes to SeaChange Common Shares. In doing so, Scura Partners assumed the value of Triller set out in SeaChange’s Form 8-K filed on December 21, 2021, the enterprise value for SeaChange in the mid-range of the discounted cash flow analysis.

Triller Enterprise Value	$5,000.0
+ SeaChange Enterprise Value	$74.9
+ Combined Net Debt prior to closing	$222.5

Value of SeaChange/Triller prior to closing	$5,297.4
Shareholding of SeaChange at closing	2,640.5

Value per share of SeaChange at closing	$2.01
SeaChange shares at closing / current SeaChange shares	1.27x

Value per current SeaChange share	$2.55

Financial Analyses of Buyer Stock Consideration

The financial analysis of the Stock Consideration incorporated the Selected Public Company Analysis for SeaChange and Triller, the Discount Cash Flow Analysis for SeaChange and Triller and the Note Conversion Analysis.

Financial data for Triller was based on financial forecasts and other information and data provided by SeaChange’s management, including SeaChange’s projections of Triller’s revenue and EBITDA for the fiscal years through FY2028. Estimates in this section focus on estimated revenue and EBITDA for FY2026, FY2027 and FY2028 which, based on the information provided by SeaChange’s management, are anticipated to be the years with respect to which significant commercialization occurs for Triller.

Triller Selected Public Companies Analysis.

In determining its reference range for its selected publicly traded companies analysis, Scura Partners believed, based on its experience and professional judgement, that the following companies are generally relevant in certain respects to Triller for the purposes of its financial analyses: Angi Inc., Braze Inc., Bumble Inc., Cvent Holdings Corporation, DigitalOcean Holdings, Inc, DoubleVerify Holdings Inc., Formula One Group, Madison Square Garden Sports Corp., Match Group, Inc., Roblox Corporation, Shopify Inc., Snap Inc., The Trade Desk, Inc. and Vimeo, Inc.

Although none of these selected public companies are directly comparable to Triller, Scura Partners focused on these companies because, among other things, these companies have one or more similar operating and financial characteristics as Triller.

Scura Partners reviewed the enterprise value of each of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on January 26, 2022, plus, as of the relevant company’s most recently reported quarter end (with pro forma adjustments for any publicly announced corporate actions following the most recent reporting quarter), preferred stock, net debt and, where applicable, book value of non-controlling interests) as (i) a multiple of estimated revenue for FY2025 and FY2026 and (ii) a multiple of estimated EBITDA for FY2025 and FY2026. Revenue and EBITDA data for the selected companies was based on publicly available consensus research analysts’ estimates and enterprise value related data for the selected companies was based on public filings and other publicly available information, all as of January 26, 2022. The enterprise value and estimated revenue and EBITDA multiples for the remaining companies (to the extent publicly available) are summarized in the table below:

	Enterprise Value (in millions)	Enterprise Value / Revenue		Enterprise Value / EBITDA
Company		FY 2025	FY 2026	FY 2025	FY 2026
Angi Inc.	$4,044	1.3x	1.1x	7.9x	4.8x
Braze, Inc.	$4,745	—	—	—	—
Bumble Inc.	$4,907	3.1x	2.4x	9.3x	7.9x
Cvent Holding Corp.	$3,808	4.0x	3.5x	—	—
DigitalOcean Holdings, Inc.	$5,026	3.8x	2.9x	10.8x	7.9x
DoubleVerify Holdings, Inc.	$3,439	4.0x	3.4x	12.8x	10.5x
Formula One Group	$15,073	4.9x	—	17.5x	17.7x
Madison Square Garden Sports Corp.	$5,028	—	—	—	—
Match Group, Inc.	$35,236	5.8x	5.0x	14.3x	12.1x
Roblox Corporation	$36,123	6.1x	4.9x	24.8x	16.2x
Shopify Inc.		7.5x	5.9x	41.8x	26.2x
Snap Inc.	$48,475	3.2x	5.9x	9.0x	6.2x
The Trade Desk, Inc.	$29,616	8.7x	7.4x	20.6x	15.4x
Vimeo, Inc.	$1,881	1.9x	1.5x	15.1x	10.4x

Median		4.0x	3.4x	13.6x	11.3x
Upper		8.7x	7.1x	41.8x	26.2x
Lower		1.3x	1.1x	7.9x	4.8x

Based on this information, and using its professional judgment, Scura Partners selected reference range multiples of (i) 3.0x to 5.0x for Triller’s projected revenue for FY2025 and (ii) 2.6x to 4.3x for Triller’s projected revenue for FY2026, (iii) 10.1x to 16.9x for Triller’s projected EBITDA for FY2025 and (iv) 8.4x to 14.1x for Triller’s projected EBITDA for FY2026. No individual multiple was determinative of the reference range.

This analysis indicated the following implied total enterprise value ranges for Triller:

Reference Range	Implied Total Enterprise Value Range (millions)
FY2025 Pro Forma Revenue	$3,074	-	$5,124
FY2026 Pro Forma Revenue	$4,025	-	$6,708
FY2025 Pro Forma EBITDA	$4,296	-	$7,159
FY2026 Pro Forma EBITDA	$5,366	-	$8,943

Triller Discounted Cash Flow Analysis.

Scura Partners performed a discounted cash flow (“DCF”) analysis of Triller using the financial forecast and other information and data provided by SeaChange’s management to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Triller. Based on the information provided by SeaChange’s management, with the consent of the Board, Scura Partners assumed that the transaction would close on or about March 31, 2022. Scura Partners performed DCF analyses for three set of periods (i) April 1, 2022 to December 31, 2022 (the “Stub Period”), (ii) the period of FY2023 through FY2026 and (iii) period after FY2026.

In performing the DCF analysis of Triller, Scura Partners utilized a range of discount rates between 8.0% and 12.0%. A mid-range discount rate of 10.5% was calculated based on an estimate of Triller’s weighted average cost of capital (“WACC”), arrived at using the capital asset pricing model, incorporating:

(i)	an unlevered beta of 1.73x based on the unlevered beta of comparable companies;

(ii)	a risk-free rate of return of 1.66% based on the yield on the 10-year U.S. treasury bond as of January 26, 2021;

(iii)	a market return (Rm) of 9.98% based on the trailing 15 year return on the S&P 500 Index through January 26, 2021;

(iv)	the assumption that Triller’s capital structure would be funded with equity through the end of each set of periods.

The assumption that a portion of the capital structure would be funded by debt would have led to a lower WACC and a higher DCF net present value for Triller. Such a change would not have affected Scura Partners’ opinion. Scura Partners estimated the range of discount rates using the mid-range discount rate and based on its experience and professional judgement.

In performing the DCF analysis of Triller, to arrive at a range of terminal values, Scura Partners applied terminal value multiples of between 23.0x and 28.0x to EBITDA in the final year. Scura Partners derived a mid-range terminal value multiple of 25.0x based on historical EBITDA trading multiples for selected publicly traded companies. Scura Partners estimated a range of terminal value multiples using the mid-range terminal value multiple and based on its experience and professional judgement.

In performing the DCF analysis of Triller, Scura Partners utilized Company management’s estimated cash tax rate for Triller of 26.0%.

After-tax free cash flows from each period in each set were discounted to April 1, 2022 using the mid-period convention. Terminal value was discounted from the end FY2026 of the relevant fiscal year to September 1, 2021.

Triller Discounted Cash Flow Analysis indicated the following implied total enterprise value ranges for Triller:

(in millions)
	Weighted Average Cost of Capital
	15.7%	16.7%	17.7%	18.7%	19.7%
Enterprise Value	$8,378	$8,378	$8,378	$8,378	$8,378

	Terminal Value Multiple
	23.0x	24.0x	25.0x	26.0x	27.0x
Enterprise Value	$7,146	$7,439	$7,731	$8,024	$8,316

The terminal value represents approximately 95%% of Triller’s equity value.

Buyer Stock Consideration Analysis

The implied value per SeaChange share of the Stock Consideration incorporated the Selected Public Company Analysis for SeaChange and Triller, the Discount Cash Flow Analysis for SeaChange and Triller and the Note Conversion Analysis.

The following table combines the upper and lower valuation ranges of SeaChange and Triller for each technique.

Reference Range	Implied Value Per SeaChange Share
FY2025 Enterprise Value / Pro Forma Revenue	$1.27	-	$2.05
FY2026 Enterprise Value / Pro Forma Revenue	$1.63	-	$2.65
FY2025 Enterprise Value / Pro Forma EBITDA	$1.72		$2.81
FY2026 Enterprise Value / Pro Forma EBITDA	$2.13		$3.49
Note Conversion	$2.56
Discounted Cash Flow	$2.81		$3.28

This table assumes SeaChange outstanding shares of 49.0 immediately prior to the closing of the transaction, calculated on treasure stock method.

The table assumes that Triller issues $250 million of Triller Convertible Notes which convert in connection with the transaction at an agreed discount of 20% to an assumed $5 billion Triller enterprise valuation, as set out in the SeaChange Form 8-K dated December 22, 2021. A change in this amount over the range between $100 million and $500 million would not be material to the analysis or opinion of Scura Partners.

The table also assumes that 50% of the current SeaChange will elect to receive Cash/Notes Consideration. A change in this percentage would not be material to the analysis or opinion of Scura Partners.

Miscellaneous

This summary of the analyses is not a complete description of Scura Partners’ opinion or the analyses underlying, and factors considered in connection with, Scura Partners’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Scura Partners’ opinion. In arriving at its fairness determination, Scura Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Scura Partners made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in, or reviewed in connection with, the analyses described above is identical to Triller or the transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties or their respective advisors, none of SeaChange, Scura Partners or any other person assumes responsibility if future results are materially different from those forecast.

The consideration was determined through arms’ length negotiations between SeaChange and Triller and was approved by the SeaChange board. Scura Partners did not recommend any specific consideration to SeaChange or the SeaChange board, or that any specific amount or type of consideration constituted the only appropriate consideration for the transaction.

Scura Partners was engaged by SeaChange:

(i)	to provide its opinion as to the fairness, from a financial point of view, to the holders of SeaChange Common Stock of the Merger consideration as a whole;

(ii)	to provide its opinion as to the fairness, from a financial point of view, to the holders of SeaChange Common Stock of the Stock Consideration; and

(iii)

to reaffirm its opinion in the December Fairness Opinion that the the Cash/Notes Consideration was fair from a financial view to the holders of SeaChange Common Stock without any assumption that there shall be no diminution in the economic value of Buyer Senior Notes as a result of conversion of those note pursuant to the engagement letter between Scura Partners and SeaChange, dated as of January 10, 2022 (the “Engagement Letter”), and will receive a fee for its services of $250,000 which became payable in connection with the delivery of its opinion, regardless of the conclusion reached therein. No part of Scura Partners’ fee is conditioned upon the conclusion expressed in its opinion. SeaChange has also agreed in the Engagement Letter to reimburse Scura Partners for certain expenses Scura Partners has incurred in performing services pursuant to the Engagement Letter, and to indemnify Scura Partners for certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Scura Partners’ affiliates, employees, officers and partners may at any time own securities (long or short) of SeaChange and Triller. Scura Partners in the future may provide services to such persons and have received and may receive compensation for such services. In the past three years prior to the date of the Fairness Opinion, Scura Partners has not provided any services to SeaChange or Triller other than its engagement to provide the December Fairness Opinion.

The Board selected Scura Partners as its financial advisor in connection with the transaction because Scura Partners has substantial experience in similar transactions and familiarity with SeaChange. Scura Partners is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

SeaChange Reasons for the Merger

In evaluating the Merger Agreement and reaching its decision to adopt and approve the Merger Agreement and recommend that SeaChange stockholders approve the Merger Agreement, the SeaChange board considered a number of factors, including the following material factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•	to obtain immediate economies of scale from an operations standpoint and access to additional revenue, working capital, and business opportunities;

•	to capitalize on potential synergies between the businesses;

•	the anticipated benefits of a merger between SeaChange and Triller, taking into account the results of SeaChange’s due diligence review of Triller and information provided by Triller’s management;

•

to realize a strategic alternative that materialized in calendar year 2021 after SeaChange ran a process to evaluate other various strategic alternatives in calendar year 2020 that did not yield any substantial results that would have been beneficial for SeaChange’s stockholders;

•

the form and amount of the merger consideration, including the ability of SeaChange stockholders to participate in the future performance of the combined company or receive the Cash/Notes Consideration;

•	to realize a valuation of SeaChange of approximately $100 million that is significantly higher than the average trading price of $[1.16] over the last [12] months;

•	to reduce and mitigate overall business execution risk that comes with being a micro-cap public company; and

•	to expand the opportunity for strategic partnerships.

The SeaChange board also considered the following potential risks and negative factors relating to the merger:

•	the Merger Agreement obligates SeaChange to pay a not insubstantial termination fee if the Merger Agreement is terminated under certain circumstances;

•	SeaChange will lose the autonomy and local strategic decision-making capabilities associated with being an independent entity;

•

while the merger is pending, SeaChange’s officers and employees will have to focus extensively on actions required to complete the merger, which could divert their attention from SeaChange’s business, and SeaChange will incur substantial costs even if the merger is not consummated;

•	the merger could result in employee attrition and have a negative effect on business and customer relationships;

•

the possibility that the regulatory and other approvals necessary for the merger contemplated by the Merger Agreement will not be received in a timely manner or at all or may contain unacceptable conditions;

•	the fact that there can be no assurance that all of the conditions to the parties’ obligations to complete the merger will be satisfied and that the merger will be consummated;

•	the fact that stockholder litigation is common in connection with public company mergers;

•	the fact that, subject to certain exceptions, SeaChange would be prohibited from soliciting other acquisition proposals after execution of the Merger Agreement;

•	the possibility of encountering difficulties in successfully integrating SeaChange’s business, operations, and workforce with those of Triller; and

•	the other risks described under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.

Triller Reasons for the Merger

Triller’s primary reasons for seeking the merger are:

•

to obtain for its holders the liquidity advantages associated with owning common stock in a publicly traded company listed on Nasdaq (and which has a large number of street-name beneficial owners of common stock), as opposed to owning their current illiquid Triller private-company units;

•

to, in accordance with Nasdaq’s rules, structure a combination that enables the preservation of SeaChange’s existing Nasdaq listing by satisfying all of Nasdaq’s financial and other requirements for doing so, instead of seeking Nasdaq anew;

•	to obtain immediate economies of scale from an operations standpoint and access to additional revenue, and working capital from SeaChange, ultimately strengthening its balance sheet;

•

to obtain for its holders a supermajority interest in the surviving company as a vehicle, with the surviving company’s common stock listed on Nasdaq to carry forward (on a consolidated basis) Triller’s legacy and prospective business efforts;

•	to gain access to the public capital markets and leverage the company’s common stock as currency for future mergers and acquisitions;

•	to avoid the cost and risk which the method of going public by making a traditional underwritten initial public offering would entail; and

•

to obtain advantages generally associated with being a publicly traded company, including better access to potential future financing, name recognition and validation to benefit its business offerings and personnel recruitment efforts, a better ability to attract and retain key personnel by offering stock options exercisable for publicly-traded common stock and similar equity incentives, and capitalize on potential synergies between the business (e.g., digital streaming and advertising).

Interests of Certain SeaChange Directors and Executive Officers in the Merger

In considering the recommendation of the SeaChange board of directors to vote for the proposal to approve the Merger Agreement, you should be aware that certain of SeaChange directors and executive officers have interests in the merger that maybe different from, or in addition to, the interests of other SeaChange stockholders generally and may create potential conflicts of interest. The SeaChange board of directors was aware of each of these interests and considered them, among other things, in reviewing, considering and negotiating the terms of the proposed merger and in recommending that SeaChange stockholders approve the adoption of the Merger Agreement.

As of the date of this proxy statement/prospectus, SeaChange’s executive officers are Peter D. Aquino, President, Chief Executive Officer, and Director; and Michael D. Prinn, Chief Financial Officer, Executive Vice President and Treasurer

Executive Offer Letters and Change in Control Severance Agreements

SeaChange is party to an offer letter with Mr. Aquino that provides for, among other things minimum annual base salary, participation in any cash incentive plans with a target incentive opportunity of 60% of his annual base salary and a stretch incentive opportunity of 100% of his annual base salary, and potential payments upon termination of his employment under certain circumstances. In addition, SeaChange is party to an offer letter with Mr. Prinn that provides for, among other things annual base salary, participation in any cash incentive plans with a current target incentive opportunity of $150,000, and potential payments upon termination of his employment under certain circumstances. SeaChange is also a party to a Change in Control Severance Agreement with each of Mr. Aquino and Mr. Prinn, respectively, (each, a “CIC Agreement” and, collectively, the “CIC Agreements”) that provides for, among other things potential enhanced severance payments and accelerated vesting of equity awards upon termination of their respective employment for a Covered Termination (as defined in the CIC Agreements). The merger is expected to qualify as a change in control under the CIC Agreements. For purposes of the CIC Agreements, a “Change in Control” means:

the first to occur of any of the following:

•

the members of the SeaChange board of directors at the beginning of any consecutive 12-calendar-month period, which are referred to as the “Incumbent Directors” for purposes of the CIC Agreements cease for any reason other than due to death to constitute at least a majority of the members of the SeaChange board of directors; provided that any director whose election, or nomination for election by SeaChange’s stockholders, was approved by a vote of at least a majority of the members of the SeaChange board of directors then still in office who were members of the SeaChange board of directors at the beginning of such 12-calendar-month period, shall be deemed to be an Incumbent Director;

•

any consolidation or merger of SeaChange where the stockholders of SeaChange, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares of SeaChange common stock representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any);

•

there shall occur (A) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of SeaChange, other than a sale or disposition by SeaChange of all or substantially all of SeaChange’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by persons in substantially the same proportion as their ownership of SeaChange immediately prior to such sale or (B) the approval by stockholders of SeaChange of any plan or proposal for the liquidation or dissolution of SeaChange; or

•

any corporation or other legal person, pursuant to a tender offer, exchange offer, purchase of stock (whether in a market transaction or otherwise) or other transaction or event acquires securities representing 40% or more of the combined voting power of the voting securities of SeaChange, or there is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), each as promulgated pursuant to the Exchange Act, disclosing that any “person” (as such term is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act) of securities representing 40% or more of the combined voting power of the voting securities of SeaChange.

Notwithstanding the foregoing, none of the aforementioned events shall constitute a Change in Control unless such event constitutes a “change in the ownership or effective control” or a change “in the ownership of a substantial portion of the assets,” in each case within the meaning of Section 409A(a)(2)(A)(v) of the Code and any regulations and other guidance in effect from time-to-time thereunder.

For purposes of the CIC Agreements, a “Covered Termination” means:

if, within the two (2) year period immediately following a Change in Control, Mr. Aquino or Mr. Prinn (i) is terminated by SeaChange without cause (other than on account of death or disability), or (ii) terminates the Mr. Aquino’s or Mr. Prinn’s employment with SeaChange for Good Reason (as defined herein). Mr. Aquino or Mr. Prinn shall not be deemed to have been terminated for purposes of the CIC Agreement merely because he ceases to be employed by SeaChange and becomes employed by a new employer involved in the Change in Control; provided that such new employer shall be bound by the CIC Agreement as if it were SeaChange with respect to Mr. Aquino and Mr. Prinn. It is expressly understood that no Covered Termination shall be deemed to have occurred merely because, upon the occurrence of a Change in Control, Mr. Aquino or Mr. Prinn ceases to be employed by SeaChange and does not become employed by a successor to SeaChange after the Change in Control if the successor makes an offer to employ him on terms and conditions which, if imposed by SeaChange, would not give him a basis on which to terminate employment for Good Reason.

For purposes of the CIC Agreements, a “Good Reason” means:

without the express written consent of Mr. Aquino or Mr. Prinn, respectively, the occurrence after a Change in Control of any of the following circumstances:

(i)

the material reduction of the his title, authority, duties or responsibilities, or the assignment to him of any duties inconsistent with his position, authority, duties or responsibilities from those in effect immediately prior to the Change in Control;

(ii)

a requirement that he report to anyone other than the SeaChange board of directors and/or the chief executive officer of the acquiring entity and/or the chief business officer of the applicable business unit of the acquiring company;

(iii)	a material reduction in the budget over which the he retains authority from that which exists as of immediately prior to the Change in Control;

(iv)	a reduction in his base salary as in effect immediately before the Change in Control;

(v)

a material reduction in the his annual bonus opportunity or annual target long-term incentive compensation opportunity (whether payable in cash, shares of SeaChange Common Stock or a combination thereof) as in effect on the Change in Control; provided, that for the avoidance of doubt, a material reduction of such annual target long-term incentive compensation opportunity shall not be deemed to occur if such opportunity becomes payable solely in cash;

(vi)

SeaChange’s requiring him to be based at any other geographic location more than 50 miles from that location at which he primarily performed his services immediately prior to the occurrence of a Change in Control, except for required travel on SeaChange’s business to an extent substantially consistent with his business travel obligations immediately prior to such Change in Control;

(vii)	the failure of SeaChange to obtain a reasonable agreement from any successor to assume and agree to perform the CIC Agreement, as contemplated in Section 6.1(a) thereof;

(viii)	the failure of SeaChange to pay the him any amounts due under the terms of the CIC Agreement; or

(ix)	any material breach by SeaChange of the CIC Agreement, including but not limited to a breach of the obligation under Section 2 thereof.

For avoidance of doubt, whether there has been a reduction of an annual bonus opportunity or an annual target long-term incentive compensation opportunity under clause (v) above shall take into account, without limitation, any target, minimum and maximum amounts payable and the attainability and otherwise the reasonableness of any performance hurdles, goals and other measures, each considered relative to the corresponding element with respect to Mr. Aquino or Mr. Prinn in the period prior to the Change in Control.

Notwithstanding anything to the contrary contained herein, Mr. Aquino’s or Mr. Prinn’s termination of employment will not be treated as for Good Reason as the result of the occurrence of any event specified in the foregoing clauses (i) through (ix) unless, within ninety (90) days following the occurrence of such event, he provides written notice to SeaChange of the occurrence of such event, which notice sets forth the nature of the event and he terminates employment on the 30th day following receipt by SeaChange of such notice.

The SeaChange 2011 Compensation and Incentive Plan and the SeaChange 2021 Compensation and Incentive Plan provide a cutback for payments to any individual covered by the SeaChange 2011 Compensation and Incentive Plan or the SeaChange 2021 Compensation and Incentive Plan, as applicable, if such payments would give rise to adverse tax consequences under Sections 280G and 4999 of the Code. The merger is not expected to result in any cutbacks related to Sections 280G and 4999 of the Code.

Value of Payments to SeaChange Executives

For an estimate of the value of the payments described above that would become payable to each of SeaChange’s named executive officers, see the section entitled “Golden Parachute Compensation” below. The estimated value of consideration that will be received by SeaChange’s currently employed named executive officers at the effective time of the merger in respect of their outstanding unvested equity awards is approximately $1.15 million, which estimate is based on the number of outstanding unvested awards expected to be held by the named executive officers as of April 30, 2022.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for SeaChange’s named executive officers that is based on or otherwise relates to the merger, assuming that the merger was consummated on May 1, 2022 (which is the date assumed solely for the purposes of this golden parachute disclosure), and that each named executive officer’s employment was terminated on the day that resulted in his receipt of the maximum amount of severance benefits under his offer letter or CIC Agreement as a result of a termination of employment within twenty-four months following a Change in Control event.

The table below describes the estimated potential payments to each of SeaChange’s named executive officers under the terms of their respective offer letters, CIC Agreements and other compensatory arrangements as they may have been amended from time to time, together with the value of the unvested SeaChange stock options, RSUs and PSUs that would be accelerated in accordance with the terms of the Merger Agreement. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that have vested or would vest pursuant to their terms, on or prior to the assumed effective date of the merger or the value of payments or benefits that are not based on or otherwise related to the merger.

For purposes of calculating the potential payments set forth in the table below, SeaChange has assumed that (a) the merger will become effective on May 1, 2022, (b) unless otherwise noted, that the date of termination of employment of each of the named executive officers is May 1, 2022; (c) the stock price is $1.79 per share (the average closing price per share of SeaChange Common Stock for the five trading days immediately following the date of announcement of the merger); and (d) no withholding taxes are applicable to any payments set forth in the table. The amounts shown in the table are estimates only, are based on assumptions and information available to date, and do not reflect any cutback that may be applied to the payments and benefits otherwise payable to the named executive officer to put him or her in a better after-tax position in the event of the imposition of any excise taxes under Sections 280G and 4999 of the Internal Revenue Code, as contemplated by Mr. Aquino’s and Mr. Prinn’s offer letters and CIC Agreements with SeaChange and the SeaChange 2011 Compensation and Incentive Plan or SeaChange 2021 Compensation and Incentive Plan, as applicable. The actual amounts that may be paid upon an individual’s termination of employment, if any, can only be determined at the actual time of such termination.

Name and Principal Position	Cash(a) ($)	Equity(b) ($)	Perquisites/ Benefits ($)	Other(c) ($)		Total ($)
Peter D. Aquino	1,120,000	984,500	—	[	•]	[	•]
President & Chief Executive Officer
Michael D. Prinn	587,000	162,804	—	[	•]	[	•]
Chief Financial Officer, Executive Vice President & Treasurer
Robert M. Pons (d)	—	—	—	—		—
Former Executive Chairman (principal executive officer)

(a)

Represents “double trigger” severance amounts payable to Mr. Aquino and Mr. Prinn pursuant to their CIC Agreements. Mr. Aquino is entitled to a lump sum payment of twice his annual base salary plus twice his target annual cash bonus if his termination is without “cause” or if he resigns for Good Reason each within two years of a Change in Control. Mr. Prinn is entitled to be paid an amount equal to his annual base salary plus 150% of his target annual cash bonus plus $62,000 if his termination is without “cause” or if he resigns for Good Reason, each within two years of a Change in Control.

(b)

Represents unvested options, RSU and PSU awards that are payable to the executive officers pursuant to the SeaChange 2011 Compensation and Incentive Plan or SeaChange 2021 Compensation and Incentive Plan, as applicable, and accelerated pursuant to the Merger Agreement. Mr. Aquino’s payment represents 250,000 outstanding PSU awards and 300,000 RSU awards. Mr. Prinn’s payment represents 164,583 outstanding option awards, 42,857 outstanding PSU awards and 9,524 RSU awards. The accelerated vesting of the named executive officers’ option and restricted stock unit awards is considered a “single trigger” benefit.

(c)	Represents potential payments under retention awards.
(d)

Mr. Pons served as the Executive Chairman (principal executive officer) of SeaChange from January 8, 2021 through September 26, 2021. Mr. Pons will not receive any additional payments for his service as Executive Chairman as a result of the merger. However, Mr. Pons continues to serve as a non-employee director and Chairman of the SeaChange board of directors and will receive the same equity vesting acceleration as a result of the merger as the other non-employee directors.

Restrictive Covenants

In addition to the offer letters and CIC Agreements with Messrs. Aquino and Prinn, SeaChange has entered into confidentiality and non-competition agreements with each of Messrs. Aquino and Prinn respectively. These agreements generally provide that the executive will not solicit any other employee of SeaChange to leave SeaChange during the executive’s employment with SeaChange and for one year thereafter, will not compete with SeaChange during the executive’s employment and for one year thereafter, and will protect the proprietary information of SeaChange during and following such named executive officer’s employment.

Value of Equity Acceleration for SeaChange Non-Employee Directors

As of the date of this proxy statement/prospectus, SeaChange’s non-employee directors are:

•	Robert M. Pons, Chairman of the Board;

•	David Nicol, Director;

•	Julian Singer, Director;

•	Steven Singer, Director; and

•	Matthew Stecker, Director.

As of April 30, 2022, SeaChange’s current non-employee directors are expected to hold a total of 725,925 unvested RSUs and 50,000 unvested stock options, each of which will vest in full, become free of restrictions, and will be treated as a share of SeaChange common stock that will be cancelled and converted automatically into the right to receive the Stock Consideration, as further described in the section entitled “The Merger Agreement – Treatment of SeaChange and Triller Stock Options, Other Awards and Warrants” beginning on page 139 of this proxy statement/prospectus in connection with the merger.

Additional information on the shares held by SeaChange’s directors and executive officers is set forth in the section entitled “Security Ownership of Certain Beneficial Owners and Executive Officers and Directors of SeaChange” beginning on page 235 of this proxy statement/prospectus.

Indemnification of SeaChange Directors and Officers

Section 145 of the Delaware General Corporation Law, which we refer to as the DGCL, empowers SeaChange to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful. In addition, Section 145(e) of the DGCL, expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate. A decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board of directors, by special legal counsel, by the stockholders or by a court.

SeaChange’s Restated Articles of Incorporation provides for indemnification of prior and current directors, officers, employees or agents. SeaChange is to indemnify, to the fullest extent authorized by law, any director or officer of SeaChange who is made a party or threatened to be made to a party in any criminal, civil, administrative or investigative action or proceeding.

SeaChange has historically maintained directors’ and officers’ liability insurance. Additionally, each of the parties to the Merger Agreement has agreed that, for six years after the consummation of the merger, Triller will indemnify and hold harmless and advance expenses to, to the greatest extent permitted by law, the individuals who at or prior to the consummation of the merger were officers and directors of SeaChange with respect to all acts or omissions by them in their capacities as such or taken at the request of any of their respective subsidiaries at any time prior to consummation of the merger. Triller will honor all indemnification agreements, expense advancement and exculpation provisions with the indemnitees identified in the preceding sentence (including under Triller’s or SeaChange’s certificate of incorporation or bylaws) in effect as of December 22, 2021, the date of the Merger Agreement, in accordance with the terms thereof.

The Merger Agreement also provides that for a period of six years after the consummation of the merger, Triller shall cause to be maintained officers’ and directors’ liability insurance covering all officers and directors of SeaChange who are, or at any time prior to the consummation of the merger were, covered by SeaChange’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to such persons than such existing insurance.

Interests of Triller Directors and Executive Officers in the Merger

At the effective time, the board of directors of the surviving company will be composed of seven members, with all members to be designated by Triller, and some of Triller’s current directors and executive officers will become directors and executive officers of the surviving company. Directors will receive cash compensation and equity award grants for their services to the surviving company. Some of Triller’s current directors will experience an increase in their total compensation by virtue of serving on the board of directors of the surviving company. Executive officers will continue to receive cash compensation in accordance with their current compensation packages and will be eligible to receive equity awards.

Insurance and Indemnification

The Merger Agreement contains insurance and indemnification provisions that would work to the benefit of these directors and executive officers if the merger occurs. These include:

•

obligations for SeaChange and Triller to provide, for six years after the merger, customary indemnification (and advancement of expenses) for them, to the fullest extent permitted under applicable law;

•

an agreement that SeaChange’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of SeaChange presently set forth in SeaChange’s certificate of incorporation and bylaws will not be amended, modified or repealed for a period of six years after the merger in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time, were officers or directors of SeaChange;

•

an agreement that post-merger the surviving company shall (i) fulfill and honor in all respects the obligations of SeaChange to such directors and executive officers pursuant to any indemnification provisions under SeaChange’s certificate of incorporation and bylaws and pursuant to any indemnification agreements between SeaChange and such directors and executive officers, with respect to claims arising out of matters occurring at or before the effective time and (ii) fulfill and honor in all respects the obligations of Triller to such directors and executive officers pursuant to any indemnification provisions under Triller’s organizational documents and pursuant to any indemnification agreements between Triller and such directors and executive officers, with respect to claims arising out of matters occurring at or before the effective time;

•

an agreement that post-merger the surviving company shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the closing of the merger, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to SeaChange; and

•

an agreement that post-merger the surviving company shall pay all expenses, including reasonable attorneys’ fees, that are incurred by such directors and executive officers in connection with their successful enforcement of these rights.

The Merger Agreement expressly states that these provisions are intended to be in addition to the rights otherwise available to such directors and executive officers by law, charter, statute, bylaw or agreement, and not in substitution for any other rights to indemnification or contribution that any such directors and executive officers may have by contract or otherwise.

Form of the Merger

The Merger Agreement provides that at the effective time, Triller will merge with and into SeaChange. Upon the consummation of the merger, SeaChange will continue as the surviving corporation.

After completion of the merger, SeaChange will be renamed “TrillerVerz Corp.” and expects to trade on Nasdaq under the symbol “ILLR.”

Merger Consideration, Exchange Ratios and Notes Merger Consideration

Merger Consideration

Pursuant and subject to the terms and conditions of the Merger Agreement:

•

(i) each Triller Class A common unit and Triller Class B common unit outstanding immediately prior to the effective time will be automatically converted solely into the right to receive a number of shares of SeaChange Class A common stock equal to the Company Class A/B Exchange Ratio (as defined below) and (ii) each Triller Class C common unit outstanding immediately prior to the effective time will be automatically converted solely into the right to receive a number of shares of SeaChange Class B common stock equal to the Company Class C Exchange Ratio (as defined below);

•

each share of SeaChange common stock outstanding immediately prior to the effective time (excluding the dissenting shares) shall be automatically converted solely into the right to receive, at the election of the holder thereof, either their respective portion of the Cash/Notes Consideration or a number of shares of SeaChange Class A common stock equal to the Buyer Exchange Ratio (as defined below) and such consideration is further described in the section entitled “The Merger Agreement—Merger Consideration” beginning on page 138 of this proxy statement/prospectus;

•	all issued and outstanding rights under the Rights Agreement will expire in accordance with the Rights Agreement Amendment;

•

all Triller warrants, options and service provider units outstanding immediately prior to the effective time will be treated in accordance with the Merger Agreement and are further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page 139 of this proxy statement/prospectus;

•

all Triller Convertible Notes outstanding immediately prior to the effective time will convert into Triller Class B common units immediately prior to the effective time and are further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page 139 of this proxy statement/prospectus; and

•

all SeaChange options, DSUs, PSUs and RSUs outstanding immediately prior to the effective time will be treated in accordance with the Merger Agreement and are further described in the section entitled “The Merger Agreement—Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants” beginning on page 139 of this proxy statement/prospectus.

Exchange Ratios and Notes Merger Consideration

Pursuant and subject to the terms and conditions of the Merger Agreement:

•

“Company Class A/B Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Class A/B Merger Shares (as defined below) by (b) the Triller Outstanding Class A/B Units (as defined below).

•

“Company Class C Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Class C Merger Shares (as defined below) by (b) the Triller Outstanding Class C Units (as defined below).

•

With respect to holders of SeaChange common stock that elect to receive the Stock Consideration, “Buyer Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Buyer Merger Shares (as defined below) by (b) the SeaChange Outstanding Shares (as defined below).

•

With respect to holders of SeaChange common stock that elect to receive the Cash/Notes Merger Consideration, each share of SeaChange common stock outstanding immediately prior to the effective time (excluding the dissenting shares) shall be automatically converted solely into the right to receive, in accordance with, and subject to, the terms, conditions and procedures set forth in the Merger Agreement, both (x) an amount per share of SeaChange common stock in cash equal to (i) $25 million divided by (ii) the SeaChange Outstanding Shares and (y) an amount per share of SeaChange common stock of Merger Consideration Notes in an aggregate principal amount equal to (i) $75 million divided by (ii) the SeaChange Outstanding Shares.

For purposes of the above formulas:

•

“Buyer Merger Shares” means the product of (x) the quotient obtained by dividing (a) the sum of (1) $25 million and (2) the aggregate principal amount of Merger Consideration Notes by (b) the Triller Notes Conversion Price in effect immediately prior to the effective time and (y) the Company Class A/B Exchange Ratio.

•

“Company Class A/B Merger Shares” means the product determined by (i) multiplying the SeaChange Outstanding Shares by the percentage specified as “Company Class A/B Allocation Percentage” in the merger allocation schedule to be delivered by Triller to

SeaChange (which percentages shall, together with the “Class C Allocation Percentage” and “Company Service Provider Allocation Percentage,” equal, in the aggregate, 98.04%), and then (ii) dividing that product by 1.96%.

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“Company Class C Merger Shares” means the product determined by (i) multiplying SeaChange Outstanding Shares by the percentage specified as “Company Class C Allocation Percentage” in the merger allocation schedule to be delivered by Triller to SeaChange (which percentages shall, together with the “Class A/B Allocation Percentage” and “Company Service Provider Allocation Percentage,” equal, in the aggregate, 98.04%) and then (ii) dividing that product by 1.96%.

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“Triller Outstanding Class A/B Common Units” means the total number of shares of Triller Class A common units and Triller Class B common units outstanding (on a fully-diluted basis) immediately before the effective time (giving full effect to the reclassification of certain Triller Class A common units to Triller Class C common units pursuant to the pre-closing reorganization, and all issuances, conversions, etc. which are to occur “immediately prior to the effective time”) and assuming, without limitation or duplication, (i) the exercise of all Triller warrants outstanding as of immediately before the effective time, (ii) the conversion of all Triller Convertible Notes and (iii) the issuance of Triller Class A common units and Triller Class B common units in respect of all other options, warrants or rights to receive such interests that will be outstanding immediately after the effective time, in each case, regardless of whether such securities are vested, unvested, exercisable, in-the-money, out-of-the-money, or otherwise exercisable, exchangeable or convertible in accordance with the terms of such securities; provided, however, that the foregoing excludes the Triller service provider units or any securities underlying such Triller service provider units.

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“Triller Outstanding Class C Common Units” means the total number of shares of Triller Class C common units outstanding (on a fully-diluted basis) immediately before the effective time (giving full effect to the reclassification of certain Triller Class A common units to Triller Class C common units pursuant to the pre-closing reorganization).

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“SeaChange Outstanding Shares” means the total number of shares of SeaChange common stock outstanding (on a fully-diluted basis) immediately before the effective time (giving full effect to all issuances, conversions, repurchases, etc. which are to occur “immediately before the effective time”) and assuming, without limitation or duplication, (i) the exercise of all SeaChange stock options outstanding as of immediately before the effective time, and (ii) the issuance of shares of SeaChange common stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the effective time, in each case, regardless of whether such securities are vested, unvested, exercisable, in-the-money, out-of-the-money, or otherwise exercisable, exchangeable or convertible in accordance with the terms of such securities.

The Merger Agreement does not include a price-based termination right, and there will be no adjustment to the total number of shares of SeaChange common stock that holders of Triller common units will be entitled to receive for changes in the market price of SeaChange common stock. Accordingly, the market value of the shares of SeaChange common stock issued pursuant to the merger will depend on the market value of the shares of SeaChange common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.

It is to be noted that the effect of the exchange ratio formulations is such that any issuance of any additional shares of or other change in the number of Triller units or Triller derivative securities before the consummation of the merger will have no effect on the percentage of the surviving company that the pre-merger SeaChange security holders (as a group) would own upon the consummation of the merger. Similarly, the effect of the exchange ratio formulations is such that any issuance of any additional shares of or other change in the number of SeaChange shares or SeaChange derivative securities before the consummation of the merger (including, without limitation, upon any reverse stock split) will have no effect on the percentage of the surviving company that the pre-merger Triller security holders (as a group) would own upon the consummation of the merger.

Procedure for Exchanging Certificates

The Merger Agreement provides that, at the effective time, SeaChange will deposit with an exchange agent certificates or evidence of shares in book-entry form representing the aggregate stock merger consideration and SeaChange senior notes, and Triller will deposit with the exchange agent cash in an amount sufficient to pay the aggregate cash merger consideration payable to holders of SeaChange common stock, cash in lieu of any fractional shares and any dividends which the holder thereof has the right to receive.

The Merger Agreement provides that, promptly after the effective time, but in no event later than ten days thereafter, the exchange agent will mail to each record holder of a certificate, including book-entry accounts, previously representing shares of SeaChange common stock or Triller common units (each, an “Old Certificate”) a letter of transmittal and instructions for surrendering and exchanging Old Certificates held by such record holder in exchange for the applicable merger consideration, unless, in the case of a holder SeaChange common stock, such holder has previously submitted a Form of Election with such Old Certificates. Upon proper surrender of an Old Certificate for exchange to the exchange agent, together with such properly completed letter of transmittal or Form of Election, the Old Certificate surrendered will be cancelled and the holder of such Old Certificate will be entitled to receive, as applicable, (i) a certificate or evidence of shares in book-entry form representing the stock merger consideration, (ii) a check representing the cash merger consideration, any cash in lieu of fractional shares or any dividends or (iii) Merger Consideration Notes.

If any Old Certificate has been lost, stolen or destroyed, the surviving company may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of the merger consideration, require the owner of such lost, stolen or destroyed Old Certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and that includes an obligation of such owner to indemnify the surviving company against any claim against the surviving company with respect to such Old Certificate.

No dividends or other distributions on any shares of SeaChange common stock to be issued in connection with the merger with a record date after the effective time will be paid to the holder of any unsurrendered Old Certificate until such Old Certificate is surrendered.

[Election Procedures

SeaChange and Triller have selected Computershare to serve as the exchange agent (the “exchange agent”) and to handle the exchange of shares of SeaChange common stock and Triller common units for the applicable merger consideration as described below.

At the time of mailing of this proxy statement/prospectus, each record holder of SeaChange common shares that will be converted is also separately being sent an election form and letter of transmittal (an “election form”). The election form contains instructions for making a selection of merger consideration and for surrendering your SeaChange common shares in exchange for the merger consideration. The exchange agent for the merger, or SeaChange, as specified in your election form, must receive your properly completed and signed election form and your stock certificates or book-entry shares, and any additional documents specified in the election form, by no later than the election deadline in order for your choice as to the form of merger consideration to be considered with those timely made by the other SeaChange stockholders (including holders of SeaChange equity awards that have been converted).

Triller and SeaChange currently anticipate that the “election deadline” will be 5:00 p.m., Eastern time, on [                    ], 2022. Triller and SeaChange will issue a joint press release announcing the anticipated date of the election deadline at least 5 business days prior to the election deadline. If the SeaChange stockholders’ meeting is delayed, the election deadline will be similarly delayed to a subsequent date, and Triller and SeaChange will promptly announce any such delay and, when determined, the rescheduled election deadline. SeaChange stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the election deadline.

SeaChange will initially make available and mail the election form not less than 20 business days prior to the anticipated election deadline and following such mailing date, will make available the election form to any stockholder who requests such election form prior to the election deadline.

You will be able to specify on the election form:

•	the number of shares of SeaChange common stock with respect to which you elect to receive the Cash/Notes Consideration; or

•	the number of shares of SeaChange common stock with respect to which you elect to receive the Stock Consideration.

If you do not make a valid election as to the form of merger consideration before the election deadline, you will be deemed to have elected the Stock Consideration and will receive such merger consideration as is determined in accordance with the Merger Agreement.

Any holder may change or revoke his or her election as to the form of merger consideration by written notice to the exchange agent that is received prior to the election deadline accompanied by a properly completed and signed revised election form. Any holder may revoke his or her election by written notice received by the exchange agent prior to the election deadline or by withdrawal prior to the election deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the exchange agent.]

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger as promptly as practicable (and in any event within three business days) after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of each of such conditions). The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware (or at such later time as is agreed by SeaChange and Triller and specified in the certificate of merger). Neither SeaChange nor Triller can predict the exact timing of the consummation of the merger.

Governmental and Regulatory Approvals

In the United States, SeaChange must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of SeaChange common stock and the filing of this proxy statement/prospectus with the SEC. In addition, the completion of the merger is subject to antitrust review in the United States. Under the Hart-Scott-Rodino Act (“HSR Act”) and the rules promulgated thereunder, the merger cannot be completed until the parties to the Merger Agreement have given notification and furnished information to the Federal Trade Commission and the United States Department of Justice, and until the applicable waiting period has expired or has been terminated. On January 10, 2022 Triller and SeaChange each filed a pre-merger notification and report form under the HSR Act and on February 10, 2022 the waiting period under the HSR Act expired.

Support Agreement

Concurrently with the execution of the Merger Agreement on December 22, 2021, Triller entered into the Support Agreement (the “Support Agreement”) with the Company Stockholder. Pursuant to the Support Agreement, the Company Stockholder agreed, among other things, (i) to vote all of its SeaChange common shares in favor of the approval of the Buyer Stockholder Matters (as defined in the Merger Agreement) and adoption of the Merger Agreement and against (a) any acquisition proposal or acquisition transaction, (b) any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SeaChange in the Merger Agreement, or of the Company Stockholder in the Support Agreement and (c) any other action, transaction or proposal involving SeaChange or any of its subsidiaries that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay or postpone, in each case in any material respect the consummation of the merger or the other transactions contemplated by the Merger Agreement and (ii) not to exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger. On January 31, 2022, the Support Agreement terminated. For a further discussion on the Support Agreement, please see [“Agreements Related to the Merger—Support Agreement” beginning on page 159.

Rights Agreement Amendment

Concurrently with the execution of the Merger Agreement, the SeaChange board approved and SeaChange entered into the Rights Agreement Amendment to the Rights Agreement. Prior to the Rights Agreement Amendment, the Rights Agreement generally provided for certain stockholder rights to be triggered in the event a third person acquired 4.9% or more of SeaChange common stock. The Rights Agreement Amendment, among other things, permits the execution of the Merger Agreement and exempts the performance and consummation of the transactions contemplated by the Merger Agreement, including the merger, and the Support Agreement, without triggering the provisions of the Rights Agreement. Immediately prior to the effective time, all outstanding rights under the Rights Agreement will expire and cease to be exercisable.

Nasdaq Listing

SeaChange common stock is currently listed on Nasdaq under the symbol “SEAC.” SeaChange has agreed to use commercially reasonable efforts to maintain its existing listing on Nasdaq. SeaChange and Triller have agreed, among other things, to use commercially reasonable efforts to obtain approval of the listing of the surviving company on Nasdaq and to file an initial listing application for SeaChange Class A common stock on Nasdaq and cause such Nasdaq listing application to be conditionally approved prior to the effective time under the ticker symbol “ILLR”. In addition, under the Merger Agreement, each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, including that SeaChange and Triller must have caused the shares of SeaChange Class A common stock to be issued in the merger to be approved for listing on Nasdaq as of the closing of the merger.

The parties expect to file an initial listing application with Nasdaq pursuant to Nasdaq “business combination” rules. If this application is accepted, the parties anticipate that the shares of SeaChange Class A common stock will be listed on Nasdaq following the closing of the merger under the trading symbol “ILLR.” In order to meet the requirements for listing on Nasdaq, the post-merger surviving company will be required to satisfy Nasdaq’s initial listing requirements, including the financial and liquidity requirements for the applicable Nasdaq market tier upon which the post-merger surviving company’s shares will trade following the merger.

Appraisal Rights

Holders of SeaChange common stock are not entitled to appraisal rights in connection with the merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about SeaChange or Triller. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that SeaChange, on the one hand, and Triller, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While SeaChange and Triller do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about SeaChange or Triller, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between SeaChange and Triller and are modified by the disclosure schedules.

General

Under the Merger Agreement, at the effective time, Triller will merge with and into SeaChange, with SeaChange continuing as the surviving entity in accordance with the terms of the Merger Agreement.

Merger Consideration

Pursuant and subject to the terms and conditions of the Merger Agreement, in addition to other contemplated transactions, (i) the parties anticipate that Triller will conduct an offering of convertible notes prior to the closing in an amount in excess of $100 million (the “Triller Convertible Notes”), and (ii) the charter of the surviving company will provide for two classes of common stock, consisting of SeaChange Class A common stock and SeaChange Class B common stock (which Class B common stock is anticipated to provide for super-voting rights to provide its holders 76% or more of the total voting rights). See “Description of SeaChange Capital Stock” on page 250.

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes (the “Notes Consideration”) to be issued by the surviving company to the holders of SeaChange common stock (such cash and notes consideration, the “Cash/Notes Consideration”) or (ii) a number of shares of SeaChange Class A common stock (the “Stock Consideration”), in an amount equal to that which such holder would have received if such holder had purchased the Triller Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued (the “Triller Notes Conversion Price”) and then participated pro-rata along with the Triller holders in the proposed merger. Assuming that (i) all holders of SeaChange common stock elect the Stock Consideration and (ii) that Triller issues $250 million of Triller Convertible Notes which convert in connection with the proposed business combination at an agreed discount of 20% to an assumed $5 billion Triller valuation, the stockholders of SeaChange would own approximately 2.3% of the surviving company and the holders of Triller would hold approximately 97.7% of the surviving company.

If all stockholders of SeaChange elect to receive the Cash/Notes Consideration, such stockholders would have no equity interest in the surviving company, and the Triller holders would collectively own 100% of the surviving company. For SeaChange stockholders that elect the Cash/Notes Consideration, each would receive their pro rata portion of such Cash/Notes Consideration which would then also reduce the resulting SeaChange stockholders’ ownership percentages by taking into account the payment of the Cash/Notes Consideration and related reduction in the Stock Consideration. The notes (the “Merger Consideration Notes”) to be issued to SeaChange stockholders who elect the Cash/Notes Consideration are payable on the one-year anniversary of issuance, bear interest at a rate of 5% per annum and will be automatically converted by the surviving company into SeaChange Class A Common Stock at such time as the market capitalization of the surviving company equals or exceeds $6 billion for ten consecutive trading days. The holders of the Merger Consideration Notes will have the option to convert into SeaChange Class A common stock if the surviving exercises its optional redemption right, which it may do at any time, in whole or in part, on the same terms as set forth above. See “Description of Notes” on page 250. The holders of the Merger Consideration Notes will have recourse against the surviving company and its assets only to the extent of the surviving company’s interest in certain of its subsidiaries (who will also provide guarantees of the Merger Consideration Notes). The existing subsidiaries of SeaChange prior to the proposed merger are also anticipated to provide a first lien security interest on their assets securing the Merger Consideration Notes. The Merger Consideration Notes will have limited covenants. See “Description of Notes” on page 250.

At the effective time, any SeaChange common stock and Triller common units converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist.

Each share of SeaChange common stock outstanding immediately prior to the effective time (excluding the dissenting shares) other than shares as to which a Cash Election (as defined in the Merger Agreement) or a Stock Election (as defined in the Merger Agreement) has been effectively made and not revoked pursuant to the Merger Agreement will be converted into the right to receive the Stock Consideration.

The Merger Agreement does not provide for an adjustment to the total number of shares of SeaChange common stock that SeaChange stockholders or Triller members will be entitled to receive for changes in the market price of SeaChange common stock. Accordingly, the market value of the shares of SeaChange common stock issued pursuant to the merger will depend on the market value of the shares of SeaChange common stock at the time the merger closes, and could vary significantly from the market value on the date of this proxy statement/prospectus.

Treatment of SeaChange and Triller Stock, Options, Other Awards and Warrants

SeaChange Common Stock

Each SeaChange stockholder would elect to receive either their respective portion of (i) the Cash/Notes Consideration or (ii) a number of shares of SeaChange Class A common stock determined by dividing the Cash/Notes Consideration that a holder would have received by the Triller Convertible Notes Conversion Price and then multiplying that quotient by the Company Class A/B Exchange Ratio (as defined in the Merger Agreement) further described in the section entitled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” beginning on page 132 of this proxy statement/prospectus. If an election is not made or is not properly made with respect to any shares of SeaChange common stock, then such shares of SeaChange common stock shall be deemed to have elected to receive the Stock Consideration.

Triller Common Units.

At the effective time, each Triller Class A common unit and Triller Class B common unit outstanding immediately prior to the effective time of the merger will automatically convert into the right to receive shares of

SeaChange Class A common stock in the amount equal to the Company Class A/B Exchange Ratio, and each Triller Class C common unit outstanding immediately prior to the effective time of the merger will automatically convert into the right to receive shares of SeaChange Class B Common Stock, in an amount equal to the Company Class C Exchange Ratio (as defined in the Merger Agreement) and further described in the section entitled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” beginning on page 132 of this proxy statement/prospectus.Triller Service Provider Units.

Holders of Triller service provider units would receive a number of shares of SeaChange Class A common stock calculated in accordance with the Company Class A/B Exchange Ratio and any unvested service provider units would remain subject to the vesting requirements under the applicable award agreement.

Triller Warrants

Subject to the terms of such Triller warrant, at the effective time, each Triller warrant that is outstanding and unexercised immediately before the effective time will be converted into and become a warrant to purchase SeaChange Class A common stock and SeaChange will assume each such Triller warrant in accordance with its terms. Subject to the terms of such Triller warrant, all rights with respect to Triller units under Triller warrants assumed by SeaChange will be converted into rights with respect to SeaChange Class A common stock. Accordingly, from and after the effective time: (i) each Triller warrant assumed by SeaChange may be exercised solely for shares of SeaChange Class A common stock; (ii) the number of shares of SeaChange Class A common stock subject to each Triller warrant assumed by SeaChange will be determined by applying the Company Class A/B Exchange Ratio; (iii) the per share exercise price for the SeaChange Class A common stock issuable upon exercise of each Triller warrant assumed by SeaChange will be determined by applying the Company Class A/B Exchange Ratio, and rounding the resulting exercise price to the nearest one-thousandth of a cent; and (iv) any restriction on any Triller warrant assumed by SeaChange will continue in full force and effect and the term and other provisions of such Triller warrant will otherwise remain unchanged.

Triller Options

At the effective time, each Triller option that is outstanding immediately prior to the effective time will be assumed by SeaChange and converted into (A) an option to purchase shares of SeaChange Class A common stock (each, a “Converted Option”). Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Triller option immediately before the effective time, except that (1) each Converted Option will be exercisable for that number of shares of SeaChange Class A common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Triller Class B common units subject to the Triller option immediately before the effective time and (y) the Company Class A/B Exchange Ratio; and (2) the per share exercise price for each share of SeaChange Class A common stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per Triller Class B common unit of such Triller option immediately before the effective time by (y) the Class A/B Exchange Ratio; provided, however, that the exercise price and the number of shares of SeaChange Class A common stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. In connection with the assumption of Converted Options pursuant to the Merger Agreement, the surviving company will grant substitute awards pursuant to the SeaChange 2021 Compensation and Incentive Plan as of the effective time. Prior to the effective time, Triller will deliver to each individual who holds Converted Options a notice, setting forth the effect of the merger on such Triller optionholder’s Triller options and describing the treatment of such equity awards in accordance with Merger Agreement.

SeaChange Options

Each outstanding and unexercised SeaChange option (i) whose exercise price is less than the Buyer Share Closing Price (as defined in the Merger Agreement) as of the effective time will fully vest, be cancelled as of immediately prior to the effective time and be converted into the right (net of the applicable exercise price) to receive the Stock Consideration pursuant to the Merger Agreement (treating such shares in the same manner as all other outstanding shares of SeaChange common stock for such purpose) less any taxes required to be withheld with respect to such SeaChange options in accordance with the Merger Agreement; and (ii) whose exercise price is equal to or greater than the Buyer Share Closing Price as of the effective time (the “SeaChange Out-of-the-Money Options”) will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such SeaChange option immediately before the effective time, except that (1) each such SeaChange option will be exercisable for that number of shares of SeaChange Class A common stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of SeaChange common stock subject to the SeaChange option immediately before the effective time and (y) the Buyer Exchange Ratio (as defined in the Merger Agreement) and further described in the section entitled “The Merger—Merger Consideration, Exchange Ratios and Notes Merger Consideration” beginning on page 132 of this proxy statement/prospectus; and (2) the per share exercise price for each share of SeaChange option issuable upon exercise of the SeaChange option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of SeaChange common stock of such SeaChange option immediately before the effective time by (y) the Buyer Exchange Ratio; provided, however, that the exercise price and the number of shares of SeaChange Class A common stock purchasable under each such SeaChange option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

SeaChange DSUs, PSUs and RSUs

Prior to the effective time, SeaChange will take all actions necessary (under the SeaChange stock plans and otherwise, including, if it deems it necessary or desirable, adopting and approving amendments to the existing underlying grant agreements) so that, at the effective time, each of the SeaChange deferred stock units (“DSUs”), performance stock units (“PSUs”) or restricted stock units (“RSUs”) that are outstanding under the SeaChange stock plans immediately prior to the effective time, and without any action on the part of the holders of the SeaChange DSUs, PSUs or RSUs, vest in full and become free of restrictions and will be treated as a share of SeaChange common stock that will be cancelled and converted automatically into the right to receive the Stock Consideration pursuant to the Merger Agreement (treating such shares in the same manner as all other outstanding shares of SeaChange common stock for such purpose) less any taxes required to be withheld with respect to such SeaChange DSUs, PSUs and RSUs in accordance the Merger Agreement.

Triller Convertible Notes

At the effective time, all outstanding Triller Convertible Notes will have been converted into Triller units immediately prior to the effective time and thereafter in the merger all such Triller units will be converted into the right to receive a number of shares of SeaChange Class A common stock equal to the Company Class A/B Exchange Ratio.

Directors and Officers of the Surviving Company Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of SeaChange and Triller who will not continue as directors or officers of the surviving company following the consummation of the merger, will resign effective upon the closing of the merger. Following the closing of the merger, the board of directors of the surviving company will be comprised of seven directors. Pursuant to the terms of the Merger Agreement, all members of the board of directors of the surviving company will be designated by Triller, and all officers identified by Triller prior to the filing of this Registration Statement are to be appointed to the applicable positions of the surviving company, in each case to serve in such positions as of the effective time until successors are duly elected or appointed in accordance with applicable law. It is anticipated that Ryan Kavanaugh, Bobby Sarnevesht, Mahinda de Silva, Mike Lu, Carl Dorvil, Adel Ghazzawi and Frank Schilling

will be designated by Triller to the board of directors of the combined company. It is anticipated that Mahinda de Silva, chief executive officer of Triller, Inc., will serve as the combined company’s chief executive officer, Paul Kahn, chief financial officer of Triller and Triller, Inc., will become the chief financial officer of the combined company, M. Darren Traub, general counsel of Triller and Triller, Inc., will become the secretary of the combined company, and Joseph Smarr, the current chief technology officer of Triller, Inc. will serve as the chief technology officer of the combined company.

Amendments to SeaChange’s Certificate of Incorporation

In connection with the merger, the amended and restated certificate of incorporation of SeaChange will be amended pursuant to the certificate of amendment attached as Exhibit F-1 to the Merger Agreement. Below is a summary of the material terms of the amendments.

Corporate Name

The name of SeaChange will be changed to TrillerVerz Corp.

Common Stock

At the effective time of the merger, there will be two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights.

Voting Rights

Shares of Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Class B common stock will be entitled to a number of votes for each share held of record on all matters submitted to a vote of stockholders that would provide the holders of Class B common stock, on its initial issuance date, with approximately 76% of the voting power of all the outstanding shares of capital stock. The holders of common stock will not have cumulative voting rights in the election of directors.

So long as any shares of Class B common stock remain outstanding, the surviving company will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the amended and restated certificate of incorporation, as amended, whether by amendment, or through merger, consolidation or otherwise, to amend, alter, change, repeal or adopt any provision of the amended and restated certificate of incorporation, as amended, inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provision of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock.

So long as any shares of Class B common stock remain outstanding, the prior approval of a majority of the outstanding shares of Class B common stock will be required for any change of control transaction.

In addition, Delaware law would require either holders of the Class A common stock or Class B common stock to vote separately as a class in the following circumstances if the surviving company were to seek to amend the amended and restated certificate of incorporation, as amended, in a manner that alters or changes the powers, preferences or special rights of the shares of such class of stock in a manner that affects them adversely.

Economic Rights

Except as otherwise expressly provided in the amended and restated certificate of incorporation, as amended, or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock unless disparate treatment is approved by the affirmative move of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations. If the surviving company subdivides or combines in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of common stock will not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in the amended and restated certificate of incorporation, as amended, including transfers to other Class B stockholders, members of the Triller founders’ (i.e, Ryan Kavanaugh’s or Bobby Sarnevesht’s) affiliated family, trusts, foundations, partnerships, corporations, and other entities affiliated with or owned by members of the Triller founders’ family and other related parties. Each share of Class B common stock will also convert automatically into one share of Class A common stock if the voting power of all then-outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of the then-outstanding common stock or with the vote of 80% of the outstanding Class B common stock. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Stockholder Meetings

The amended and restated certificate of incorporation, as amended, and bylaws will provide that, on or after the Trigger Date (as defined below), a special meeting of stockholders may be called only by the chairman of the board (if any), or, prior to the Trigger Date, also at the request of holders of not less than a majority in voting power of all then outstanding shares of the capital stock entitled to vote generally in the election of directors. On or after the Trigger Date, stockholders will not be permitted to call a special meeting.

Stockholder Action by Written Consent

The amended and restated certificate of incorporation will provide that, prior to the Trigger Date, stockholders may take action by written consent if the consent is signed by holders of the outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to the surviving company. On or after the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, except if approved by the board of directors in advance of the taking of action or as otherwise provided by the terms of any series of preferred stock permitting the holders of such preferred stock to act by written consent. “Trigger Date” means the first date on which the Triller founders and their affiliates (other than the surviving company and its subsidiaries) are no longer the beneficial owners of, in the aggregate, shares representing 50% or more of the voting power of all then outstanding shares of the capital stock entitled to vote generally in the election of directors.

In addition, stockholders of record of SeaChange common stock on the record date for the SeaChange stockholder meeting will also be asked to approve Proposal Nos. 2 and 3, which include a series of alternative amendments to the SeaChange certificate of incorporation to effect the Reverse Stock Split, the SeaChange common stock reclassification, and in each case, upon or immediately prior to the consummation of the merger, each of which requires the affirmative vote of holders of shares representing a majority of all shares of SeaChange common stock outstanding on the record date for the SeaChange stockholder meeting.

Conditions to the Completion of the Merger

Each party’s obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or prior to the merger, of various conditions, which include the following:

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the Registration Statement must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn;

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there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect that has the effect of making the consummation of the merger or any of the other transactions contemplated by the Merger Agreement illegal;

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receiving the “required SeaChange stockholder approval,” whereby the holders of a majority of the voting power of the shares of SeaChange common stock outstanding on the record date for the SeaChange stockholder meeting, have (a) approved and adopted the Merger Agreement, the merger and the other contemplated transactions, (b) approved and adopted the amendments to SeaChange’s certificate of incorporation to (i) reflect the amendments described in “SeaChange Stockholder Meeting Proposals—The Reverse Stock Split Proposal” on page 89 and “SeaChange Stockholder Meeting Proposals—The Reclassification Proposal” on page 91, (ii) to effect a reverse stock split if necessary, and (iii) increase sufficiently the authorized numbers of shares of Class A common stock and Class B common stock to be issued in connection with the Pre-Closing Company Financing (as defined in the Merger Agreement) and the transactions contemplated in the Merger Agreement, (c) increase the number of authorized shares under the SeaChange 2021 Compensation and Incentive Plan sufficiently to allow for the assumption of the Triller options, (d) the approval of the New Buyer Equity Incentive Plan (as defined in the Merger Agreement), (e) the issuance of Class A common stock and Class B common stock to Triller’s members and SeaChange’s stockholders and the change of control of SeaChange resulting from the merger, and (f) the approval of any matters agreed by SeaChange and Triller;

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receiving the “required Triller member approval,” whereby the requisite members of Triller Class A common units approve each of the Proposals as set forth in the section entitled “Matters Being Submitted to a Vote of Triller Members”, in accordance with the approval requirements set forth in such section;

•	the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act shall have been terminated or expired; and

•	the shares of SeaChange common stock to be issued in the merger will have been approved for listing on Nasdaq (subject to official notice of issuance) as of the closing of the merger.

In addition, each party’s obligation to complete the merger is subject to the satisfaction (or waiver by that party) of the following additional conditions:

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the representations and warranties regarding certain matters related to due organization and subsidiaries, authority, capitalization (which may have de minimis deviations) and no financial advisors of the other party in the Merger Agreement (and, in the case of SeaChange for those representations and warranties by SeaChange regarding certain matters related to its fairness opinion, valid issuance and senior notes matters) must be true and correct in all material respects on the date of the Merger Agreement and on the date of the closing of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

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the remaining representations and warranties of the other party in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the date of the closing of the merger with the same force and effect as if made on the date on which the merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Triller Material Adverse Effect or SeaChange Material Adverse Effect (each as defined below), as applicable (without giving effect to any references therein to any Triller Material Adverse Effect or SeaChange Material Adverse Effect, as applicable, or other materiality qualifications);

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the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the effective time; and

•	the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the merger.

In addition, the obligation of SeaChange to complete the merger is further subject to the satisfaction or waiver of the following conditions:

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there will have been no change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other such change, circumstance, condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Triller, or ability to consummate the transactions contemplated by the Merger Agreement, taken as a whole (a “Triller Material Adverse Effect”); provided none of the following will be taken into account for purposes of determining whether a Triller Material Adverse Effect will have occurred:

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general business or economic conditions affecting the industry in which Triller operates, except to the extent they disproportionately affect Triller relative to other similarly situated companies in the industry in which Triller operates;

•	any acts of war, armed hostilities or terrorism, except to the extent they disproportionately affect Triller relative to other similarly situated companies in the industry in which Triller operates;

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any changes in financial, banking or securities markets, except to the extent they disproportionately affect Triller relative to other similarly situated companies in the industry in which Triller operates;

•	any failure by Triller to meet internal or analysts’ expectations or projections or the results of operations;

•	any change in, or any compliance with or action taken for the purpose of complying with, applicable laws or GAAP, or interpretations thereof;

•	any effect resulting from the announcement or pendency of the merger or any related transactions;

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the outbreak or continuation of any disease or epidemic (including COVID-19), except to the extent they disproportionately affect Triller relative to other similarly situated companies in the industry in which Triller operates; or

•	the taking of any action by Triller required to comply with the terms of the Merger Agreement.

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SeaChange will have received an original signed statement from Triller, conforming to the requirements of Treasury Regulations Section 1.1445-11T(d)(2) and in form and substance reasonably acceptable to SeaChange, certifying that fifty percent or more of the value of the gross assets of Triller do not consist of U.S. real property interests, or that ninety percent or more of the value of the gross assets of Triller do not consist of U.S. real property interests plus cash or cash equivalents;

•	SeaChange must have received the resignations of each of the officers and directors of Triller who are not to continue as officers and directors of the surviving company after the merger;

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Triller’s effective time working capital assets immediately prior to the effective time for the Specified Assets (as defined below) shall not have been less than Triller’s target working capital and Triller’s effective time working capital with respect to all other working capital items, plus any amounts of Triller’s Specified Assets that exceed Triller’s target working capital, shall not have been less than $0.00; and

•	The Triller member written consent evidencing the required Triller member vote shall be in full force and effect.

In addition, the obligation of Triller to complete the merger is further subject to the satisfaction or waiver of the following conditions:

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there will have been no change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other such change, circumstance, condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the applicable date of determination has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of SeaChange or its subsidiaries, or ability to consummate the transactions contemplated by the Merger Agreement, taken as a whole (a “SeaChange Material Adverse Effect”); provided none of the following will be taken into account for purposes of determining whether a SeaChange Material Adverse Effect will have occurred:

•	any general business, economic or political conditions affecting the industry in which SeaChange or its subsidiaries operate, except to the extent they disproportionately affect

SeaChange and its subsidiaries relative to other similarly situated companies in the industry in which SeaChange and its subsidiaries operate;

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any natural disaster or any acts of war, armed hostilities or terrorism, except to the extent they disproportionately affect SeaChange and its subsidiaries relative to other similarly situated companies in the industry in which SeaChange and its subsidiaries operate;

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any changes in financial, banking or securities markets, except to the extent they disproportionately affect SeaChange and its subsidiaries relative to other similarly situated companies in the industry in which SeaChange and its subsidiaries operate;

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any change in the stock price or trading volume of SeaChange common stock (it being understood, however, that any effects causing or contributing to any change in stock price or trading volume of SeaChange common stock may be taken into account in determining whether a SeaChange Material Adverse Effect has occurred, unless such effects are specifically excepted);

•	any failure of SeaChange to meet internal or analysts’ expectations or projections or the results of SeaChange;

•	any change in, or any compliance with or action taken for the purpose of complying with any law or GAAP, or interpretations thereof;

•	an effect resulting from the announcement of the Merger Agreement or the pendency of the transactions contemplated by the Merger Agreement;

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the outbreak or continuation of any disease or epidemic (including COVID-19), except to the extent they disproportionately affect SeaChange and its subsidiaries relative to other similarly situated companies in the industry in which SeaChange and its subsidiaries operate; or

•	an effect resulting from the taking of any action by SeaChange that is required to be taken pursuant to the Merger Agreement.

•	SeaChange must have duly filed the amendments to its certificate of incorporation as set forth in the Merger Agreement with the Secretary of State of the State of Delaware;

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SeaChange’s effective time working capital assets immediately prior to the effective time for the Specified Assets shall not have been less than SeaChange’s target working capital and SeaChange’s effective time working capital with respect to all other working capital items, plus any amount of SeaChange’s Specified Assets that exceed the SeaChange target working capital, shall not have been less than $0.00;

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Triller’s effective time working capital assets immediately prior to the effective time for the Specified Assets shall not have been less than $80,000,000 and Triller’s effective time working capital with respect to all other working capital items, plus any amounts of Triller’s Specified Assets that exceed Triller’s target working capital, shall not have been less than $0.00;

•	Triller must have received the resignations of each of the officers and directors of SeaChange who are not to continue as officers and directors of the surviving company after the merger;

•	SeaChange must have caused the SeaChange board of directors and officers to be constituted as required by the Merger Agreement;

•	The Pre-Closing Reorganization (as defined and set forth in the Merger Agreement) must have been consummated;

•	SeaChange’s common stock has not been delisted from Nasdaq; and

•	SeaChange dissenting shares must not represent five percent or more of the outstanding shares of SeaChange common stock unless waived by Triller in its sole discretion.

Transaction Expenses and Working Capital

At the closing of the merger, the surviving company will pay in full and in cash, using sources of immediately available funds, all of the fees and expenses that SeaChange incurred up to the date that shall be two days before the anticipated date for closing of the merger as agreed upon by SeaChange and Triller (the “Determination Date”) and include those fees and expenses incurred by SeaChange in connection with the Merger Agreement and the transactions contemplated thereof and any amounts owed by SeaChange for change of control bonuses, severance obligations and SeaChange tail policy premium (the “SeaChange Transaction Expenses”). At the closing of the merger, the surviving company will also pay in full and in cash, using sources of immediately available funds, all of the fees and expenses that Triller incurred up to the Determination Date and include those fees and expenses incurred by Triller in connection with the Merger Agreement and the transactions contemplated thereof and any amounts owed by Triller for change of control bonuses, severance obligations the Triller tail policy premium (the “Triller Transaction Expenses”).

As of immediately prior to the effective time, after taking into account payment in full in cash of all SeaChange Transaction Expenses, SeaChange’s working capital assets shall not be less than SeaChange’s target working capital (i.e., $20,000,000 less the difference, if any, between (i) the aggregate cash merger consideration if all SeaChange stockholders made a Cash Election and (ii) the actual aggregate cash merger consideration) in Specified Assets and SeaChange’s effective time working capital with respect to all other working capital items of SeaChange, plus any amounts of SeaChange’s Specified Assets that exceed SeaChange’s target working capital shall not be less than $0.00, as set forth on the Merger Agreement. In the event that SeaChange’s working capital assets for the Specified Assets are less than SeaChange’s target working capital and/or SeaChange’s effective time working capital with respect to all other working capital items, plus any amounts of SeaChange’s Specified Assets that exceed SeaChange’s target working capital is less than $0.00, then the closing condition requiring that SeaChange’s working capital assets shall be no less than $0.00 as of immediately prior to the effective time will be deemed to not have been satisfied.

As of immediately prior to the effective time, after taking into account payment in full in cash of all Triller’s Transaction Expenses, Triller’s working capital assets shall not be less than Triller’s target working capital (i.e., $100,000,000 less the difference, if any, between (i) the aggregate cash merger consideration if all SeaChange stockholders made a Cash Election and (ii) the actual aggregate cash merger consideration) in cash, cash equivalents, accounts receivables, unbilled receivables and prepaid expenses (the “Specified Assets”) and Triller’s effective time working capital with respect to all other working capital items of Triller, plus any amounts of Triller’s Specified Assets that exceed Triller’s target working capital shall not be less than $0.00, as set forth on the Merger Agreement. In the event that Triller’s working capital assets for the Specified Assets are less than Triller’s target working capital and/or Triller’s effective time working capital with respect to all other working capital items, plus any amounts of Triller’s Specified Assets that exceed Triller’s target working capital is less than $0.00, then the closing condition requiring that Triller’s working capital assets shall be no less than $0.00 as of immediately prior to the effective time will be deemed to not have been satisfied.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of SeaChange and Triller for a transaction of this type relating to, among other things:

•	due organization, power and certain other corporate matters;

•	accuracy and completeness of organizational documents;

•	authority to enter into the Merger Agreement and the related agreements;

•	votes required for completion of the merger and approval of the proposals that will come before SeaChange’s stockholder meeting and that will be the subject of Triller member written consent;

•	except as otherwise specifically disclosed pursuant to the Merger Agreement, the fact that the consummation of the merger would not contravene or require the consent of any third-party;

•	capitalization;

•	financial statements and with respect to SeaChange, documents filed with the SEC and the accuracy of information contained in those documents;

•	except as otherwise specifically disclosed pursuant to the Merger Agreement, absence of material changes or events;

•	except as otherwise specifically disclosed pursuant to the Merger Agreement, absence of liabilities;

•	good and valid title to assets;

•	real property ownership and leasehold;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

•	compliance with law, permits and restrictions;

•	legal proceedings and orders;

•	tax matters;

•	employee and labor matters and benefit plans;

•	compliance with environmental laws;

•	insurance;

•	no financial advisors;

•	transactions with affiliates;

•	anti-bribery and international trade laws;

•	COVID-19 matters; and

•	Disclaimer of other representations or warranties.

In addition, the Merger Agreement contains customary representations and warranties of SeaChange with respect to the following matters:

•	fairness opinion from a financial advisor that the Cash/Notes Consideration is fair from a financial point of view to the holders of SeaChange common stock;

•	valid issuance of SeaChange’s Class A common stock and senior notes and due authorization of the indenture related to SeaChange’s senior notes; and

•	the inapplicability of SeaChange’s Tax Benefits Preservation Plan to the merger.

In addition, the Merger Agreement includes a representation and warranty from Triller that it has acquired 100% of the issued and outstanding capital stock of Truverse, Inc. by the date of the Merger Agreement, and Truverse, Inc. is a wholly-owned subsidiary of Triller. The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of SeaChange and Triller to complete the merger.

No Shop

Each of SeaChange and Triller agreed that during the period commencing on the date of the Merger Agreement and ending on the earlier of the consummation of the merger or the termination of the Merger Agreement, except as described below, SeaChange and Triller will not, nor will either party authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it to, directly or indirectly:

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solicit, initiate or knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of, any “acquisition proposal” or “acquisition inquiry” (each as defined below);

•	furnish any non-public information with respect to it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend an acquisition proposal;

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execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any “acquisition transaction” (as defined below), other than a confidentiality agreement permitted by the Merger Agreement; or

•	publicly propose to do any of the above.

An “acquisition inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Triller, on the one hand, or SeaChange, on the other hand, to the other party) that would reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Triller or any of its affiliates, on the one hand, or by or on behalf of SeaChange or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any “acquisition transaction” with such party.

An “acquisition transaction” means any transaction or series of related transactions involving:

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any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which any individual, entity, governmental body, or “group,” as defined under applicable securities laws, of individuals, entities or governmental bodies, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of SeaChange or Triller or any of their respective subsidiaries or (iii) in which SeaChange or Triller or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries to an individual, entity, governmental body or “group” as defined above; or

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of SeaChange or Triller and their respective subsidiaries, as applicable, taken as a whole.

However, an “acquisition proposal” does not include any transaction contemplated by the Pre-Closing Reorganization or Pre-Closing Company Financing (both as defined and set forth in the Merger Agreement).

Notwithstanding the foregoing, before obtaining the applicable approvals of the SeaChange Stockholders or Triller members required to consummate the merger, as applicable, each party may (i) furnish access and non-public information regarding such party to, (ii) enter into or participate in discussions or negotiations with, or (iii) contact, in order to clarify the terms and conditions of any acquisition proposal so as to determine if such acquisition proposal constitutes, or would reasonably be expected to result in, a “superior offer,” as defined below, any individual, entity or governmental body in response to a bona fide acquisition proposal made or received by such individual, entity or governmental body, if:

•	neither such party nor any representative of such party has materially breached the non-solicitation provisions of the Merger Agreement described above;

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such party’s board of directors concludes in good faith, after consultation with outside legal counsel and financial advisors, that such acquisition proposal constitutes, or is reasonably likely to result in a superior offer and that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such board of directors under applicable legal requirements;

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such party gives the other party at least 24 hours’ prior written notice of the identity of the individual, entity or governmental body and of that party’s intention to furnish information to, or enter into discussions with, such individual, entity or governmental body before furnishing any information or entering into discussions with individual, entity or governmental body;

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prior to furnishing any non-public information, such party receives from the individual, entity or governmental body an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between SeaChange and Triller; and

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within 24 hours after furnishing any non-public information to such individual, entity or governmental body, such party furnishes the same non-public information to the other party to the extent not previously furnished or made available.

A “superior offer” means an unsolicited, bona fide written acquisition proposal (with all references to 20% in the definition of acquisition transaction being treated as references to greater than 80% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or violation, of the Merger Agreement, and (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation of the transaction), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders or members, as applicable, than the terms of the merger.

The Merger Agreement also provides that each party will promptly advise the other of the status and terms of, and keep the other party reasonably informed of any material developments, negotiations and discussions with respect to, any acquisition proposal or any acquisition inquiry, or any material change or proposed material change to that acquisition proposal or acquisition inquiry.

Meeting of SeaChange Stockholders; Consent of Triller Member

SeaChange is obligated under the Merger Agreement to call, give notice of and hold the SeaChange stockholder meeting for the purposes of considering the approval of the issuance of new shares of SeaChange common stock to Triller’s members and SeaChange’s stockholders in the merger and change of control of

SeaChange resulting therefrom (pursuant to applicable Nasdaq rules) and the other transactions contemplated by the Merger Agreement, and considering the adoption and approval of the other required matters.

Triller is obligated under the Merger Agreement to seek written consent of its member sufficient to adopt the Merger Agreement thereby approving the merger and related transactions (and to approve and adopt other required matters) following the Registration Statement being declared effective by the SEC.

Covenants; Conduct of Business Pending the Merger

Except as set forth in the disclosure schedules delivered concurrently with the execution of the Merger Agreement, or as expressly required, contemplated or permitted by the Merger Agreement (including any Reverse Split), as required by law, or unless Triller will have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, SeaChange will and will cause its subsidiaries to conduct its respective business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. SeaChange has also agreed that, subject to certain limited exceptions (including any Reverse Split and as required by law) and except as set forth in the disclosure schedules delivered concurrently with the execution of the Merger Agreement, without the consent of Triller, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

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declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award granted under a SeaChange employee benefit plan in accordance with the terms of such award in effect on the date of the Merger Agreement) or make any other non-ordinary course of business payments;

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sell, issue, grant, pledge, accelerate the vesting of (as applicable) or otherwise dispose of or encumber or authorize any of the foregoing with respect to: any capital stock or other security (except for SeaChange common stock issued upon the valid exercise of outstanding options, DSUs, PSUs or RSUs to purchase shares of SeaChange or any of its subsidiaries common stock), any option, warrant or right to acquire any capital stock or any other security of SeaChange or any of its subsidiaries (other than grants of SeaChange options to employees and service providers in the ordinary course of business), or any instrument convertible into or exchangeable for any capital stock or other security of SeaChange or any of its subsidiaries;

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except as required to give effect to anything in contemplation of the closing of the merger, amend (including by merger, consolidation or otherwise) the SeaChange certificate of incorporation, SeaChange bylaws or other charter or organizational documents of SeaChange or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, liquidation, dissolution or similar transaction except as related to the proposed transactions under the Merger Agreement;

•	form any subsidiary or acquire any equity interest, business or other interest in any other entity, or enter into any joint venture with any other entity or enter into a new line of business;

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lend or advance money to any person (except for the advancement of expenses to employees, directors and consultants in the ordinary course of business); incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

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other than as required by law, adopt, terminate, establish or enter into any SeaChange employee plan or increase costs under existing SeaChange employee plans; cause or permit any SeaChange employee plan to be amended in any material respect; issue, deliver, grant or sell or authorize or propose to the issuance, delivery, grant or sale of any equity interests; pay any bonus (including any transaction-related bonus or other similar success fee) or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its employees, officers or directors, other than increases in base salary and annual cash bonus opportunities and payments made in the ordinary course of business; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; hire, terminate or give notice of termination to any officer or employee, other than termination for cause; or accelerate the vesting or extend the exercise period for outstanding equity awards;

•	recognize any labor union, labor organization, work council or similar entity except as otherwise required by law and after using reasonable efforts to provide advance notice to Triller;

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acquire any material asset or business or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any encumbrance with respect to such assets or properties, if doing so would endanger the listing of SeaChange common stock on Nasdaq;

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sell, assign, transfer, license, sublicense, encumber, abandon or otherwise dispose of any material SeaChange intellectual property rights or any intellectual property rights exclusively licensed to SeaChange, if doing so would endanger SeaChange’s Nasdaq listing;

•

make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes;

•	enter into, materially amend or terminate certain material contracts;

•	other than as required by law or U.S. GAAP, take any action to change accounting policies or procedures;

•	initiate or settle any material legal proceeding;

•

take any other action (unless in the ordinary course of business of SeaChange and not otherwise restricted pursuant to the foregoing) which could be deemed to have a material effect on SeaChange’s business, assets, or financial condition (including, specifically, SeaChange’s cash position) or which would impair in any material respect the parties’ ability to consummate the transactions contemplated by the Merger Agreement (including, without limitation, the adoption of so-called “poison pills”); or

•	agree, resolve, offer or commit to do any of the foregoing.

Triller has agreed that, except as permitted by the Merger Agreement, as required by law, as contemplated by the Pre-Closing Reorganization or the Pre-Closing Company Financing (both as defined and set forth in the Merger Agreement) or unless SeaChange will have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement, Triller will and will cause its subsidiaries to conduct its respective business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Triller has also agreed that, except for certain actions expressly permitted in the Merger Agreement (including those contemplated by the Pre-Closing Reorganization or the Pre-Closing Company Financing) and except as set forth in the disclosure schedules delivered concurrently with the execution of the Merger Agreement, and as required by law, without the consent of SeaChange, it will not, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the closing of the merger and the termination of the Merger Agreement:

•

declare, accrue, set aside or pay any dividend or make any other distribution in respect of any units of Triller or repurchase, redeem or otherwise reacquire any units of Triller or other securities (except for (i) units of Triller’s service provider units from terminated employees, directors or consultants of Triller, (ii) as contemplated under Triller’s LLC Agreement or (iii) pursuant to that certain Share and Unit Exchange Agreement, dated as of December 13, 2021 by and among Triller, Truverse, Inc. and Truverse HoldCo, Inc.);

•	recognize any labor union, labor organization, work council or similar entity except as otherwise required by law and after using reasonable efforts to provide advance notice to SeaChange;

•

sell, assign, transfer, license, sublicense, encumber, abandon or otherwise dispose of any material Triller intellectual property rights or any intellectual property rights exclusively licensed to Triller, except in the ordinary course of business;

•

make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income or other material tax liability, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the ordinary course of business the principal subject matter of which is not taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material taxes (other than pursuant to an extension of time to file any tax return granted in the ordinary course of business of not more than six months), or adopt or change any material accounting method in respect of taxes; or

•	agree, resolve, offer or commit to do any of the foregoing.

Other Agreements

Each of SeaChange and Triller has agreed to use its commercially reasonable efforts to cause to be taken all actions necessary to consummate the merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•	file or otherwise submit all applications and notices required to be filed in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to obtain each consent reasonably required to be obtained in connection with the merger and the other transactions contemplated by the Merger Agreement;

•	use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the merger or the other transactions contemplated by the Merger Agreement; and

•	use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, SeaChange and Triller have further agreed that:

•

The parties would prepare a registration statement on Form S-4 and would file the registration statement as promptly as reasonably practicable but in no event later than the latest of 30 days after date of the Merger Agreement, 5 business days after receiving the relevant Triller financial statements, 5 business days after receipt of the fairness opinion or January 31, 2022;

•	Promptly after the Registration Statement is declared effective, Triller will solicit the required Triller member vote to approve the Merger Agreement and the transactions contemplated therewith;

•

Promptly after the Registration Statement is declared effective, Triller will use commercially reasonable efforts to, at or prior to closing of the merger, consummate issuance of the Triller Convertible Notes in an aggregate principal amount of up to $500 million;

•

SeaChange would take all action necessary to hold the SeaChange stockholder meeting as promptly as practicable after the Registration Statement is declared effective to vote upon (a) the approval and adoption of the Merger Agreement, including, as part of the Merger, the amendment to SeaChange’s certificate of incorporation discussed in “SeaChange Stockholder Meeting Proposals—The Merger Proposal” on page [89]; (b) amendments to SeaChange’s certificate incorporation (i) to effect a reverse stock split if necessary, and (ii) increase sufficiently the authorized numbers of shares of Class A common stock and Class B common stock to be issued in connection with the Pre-Closing Company Financing and the transactions contemplated in the Merger Agreement; (c) increase the number of authorized shares under the SeaChange 2021 Compensation and Incentive Plan sufficiently to allow for the assumption of the Triller options; (d) the approval of the New Buyer Equity Incentive Plan; (e) the issuance of Class A common stock and Class B common stock to Triller’s members and SeaChange’s stockholders and the change of control of SeaChange resulting from the merger; (f) the approval of any matters agreed by SeaChange and Triller; and (g) one or more adjournments of SeaChange stockholders’ meeting as required to obtain required SeaChange stockholder vote with regard to the above matters (collectively, (a)–(f), the “SeaChange Stockholder Matters”). SeaChange’s board of directors would (i) recommend and use commercially reasonable efforts to solicit approval of the SeaChange Stockholder Matters, (ii) include in the proxy statement a statement to such effect, and (iii) not withhold, amend, withdraw or modify such recommendation in a manner adverse to Triller (failure to take actions set forth in any of the forgoing, a “SeaChange Board Adverse Recommendation Change”);

•

Each party would be required to use its commercially reasonable efforts to take all action to effectuate the transactions contemplated by the Merger Agreement, including making or obtaining any required authorizations, filings or notices with third persons or governmental authorities;

•

Following the closing of the merger, the SeaChange and Triller employment plans shall remain in full force and effect. The SeaChange board of directors will adopt the New Buyer Equity Incentive Plan before the Registration Statement is declared effective;

•

For 6 years following the date of the effective time, (i) the surviving company would indemnify and advance expenses to each of the past or current directors, officers, managers, fiduciaries or agents of SeaChange or Triller and their respective subsidiaries for acts or omissions occurring at or before the effective time, and (ii) the surviving company’s organizational documents would contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation for directors and officers as are set forth in the current organizational documents of SeaChange;

•

No party would be permitted to make any press releases or other public announcements about the transactions contemplated by the Merger Agreement without the prior written consent of the other Party (subject to limited exceptions);

•

SeaChange will use its commercially reasonable efforts to maintain the listing of its common stock on Nasdaq until the effective time. Each of SeaChange and Triller will (i) use commercially reasonable efforts to obtain approval for listing of the surviving company on Nasdaq, (ii) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of SeaChange common stock to be issued in connection with the merger to be submitted by SeaChange to Nasdaq, and to cause such shares to be approved for listing (subject to official notice of issuance) under the ticker symbol “ILLR”; (iii) use their commercially reasonable efforts (to the extent within a party’s control) to effect the Reverse Split, if the parties deem it necessary or advisable in order to obtain or maintain listing of

SeaChange common stock on Nasdaq; and (iv) to the extent required by Nasdaq Marketplace Rule 5110, have Triller file an initial listing application for the SeaChange Class A common stock on Nasdaq and use their commercially reasonable efforts to cause such listing application to be conditionally approved prior to the effective time under the ticker symbol “ILLR”;

•

Each party shall promptly notify the other party in writing and conduct and control settlement and defense of any stockholder litigation brought or threatened against such party or its directors and officers relating to or challenging the Merger Agreement or the transactions contemplated therewith;

•

SeaChange and SeaChange’s board of directors would take all actions to ensure that the Tax Benefits Preservation Plan, dated as of March 4, 2019 as amended, between SeaChange and Computershare Inc. is not applicable to, or eliminate any effect on, the transactions contemplated by the Merger Agreement; and

•

Within 30 days after the date of the Merger Agreement (or such later date as agreed upon) but before the filing of the Registration Statement, SeaChange would use reasonable best efforts to obtain from its financial advisor and make available to Triller a fairness opinion pertaining to the fairness of the merger consideration and that opines that a valuation of $5 billion for Triller is within a range of value that it would consider to be fair, from a financial point of view, to each SeaChange stockholder.

Termination

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder or member approvals, as the case may be, to complete the merger have been obtained, as set forth below:

•	by mutual written consent of SeaChange and Triller;

•

by either SeaChange or Triller if the merger will not have been consummated by June 30, 2022 (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the merger to occur on or before the End Date and such action or failure to act constitutes a material breach of the Merger Agreement;

•

by either SeaChange or Triller if a court of competent jurisdiction or governmental body has issued a final and non-appealable order, decree or ruling or taken any other action that has the effect of permanently restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the Merger Agreement; provided, that this right will not be available to any party if the issuance of such order, decree or ruling or taking of such action was principally caused by or resulted from the failure of such party to fulfill any of its obligations under the Merger Agreement in any material respect;

•	by either SeaChange or Triller if the required Triller member vote has not been obtained by the close of business on the day immediately prior to the date of the SeaChange stockholders’ meeting;

•

by either SeaChange or Triller if the SeaChange stockholders meeting will have been held and the final vote taken, and the SeaChange stockholder vote will not have been obtained with respect to the SeaChange Stockholder Matters; provided, that SeaChange may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the required SeaChange stockholder approval was directly caused by the action or failure to act of SeaChange and such action or failure to act constitutes a material breach by SeaChange of the Merger Agreement;

•

by either SeaChange or Triller if the other party is in material breach which has not been cured within 30 days or which by nature cannot be cured prior to the End Date; provided that the terminating party is not in material breach;

•	by Triller, at any time prior to receiving the required SeaChange stockholder approval, if any of the following circumstances will occur (each of the following, a “SeaChange triggering event”):

•	SeaChange fails to include in the proxy statement the recommendation of the SeaChange board of directors or withdraws or modifies its recommendation in a manner adverse to Triller;

•

SeaChange fails to publicly reaffirm its board recommendation within 10 business days after Triller so requests in writing, after public announcement of an acquisition proposal that does not constitute and would not be reasonably likely to result in a superior offer (provided, that the SeaChange board of directors will only be required to make such affirmation two times for any specific acquisition proposal);

•	The SeaChange board of directors, or any committee thereof, publicly approves, endorses or recommends any acquisition proposal; or

•	SeaChange enters into any letter of intent or similar document relating to any acquisition proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

•

by Triller if before obtaining the Triller member vote, in order to enter into a definitive agreement with respect to a superior offer, provided Triller has not breached the non-solicitation provisions of the Merger Agreement and has paid to SeaChange the applicable termination fee described below;

•	by Triller if the fairness opinion is not obtained within 30 days of the Merger Agreement (or such later date as agreed by the parties); and

•

by SeaChange, at any time prior to receiving the required SeaChange stockholder approval and after making a SeaChange Board Adverse Recommendation Change, in order to accept a superior offer and enter into a definitive agreement to effect a superior offer; provided, that SeaChange has not breached the non-solicitation provisions of the Merger Agreement and has paid to Triller the applicable termination fee described below.

Termination Fee and Expenses

Fee payable by SeaChange

SeaChange must pay Triller a termination fee of $4 million if:

•

the Merger Agreement is terminated by SeaChange, at any time prior to receiving the required SeaChange stockholder approval and after making a SeaChange Board Adverse Recommendation Change, in order to accept a superior offer and enter into a definitive agreement to effect a superior offer, concurrently with such termination; or

•	the Merger Agreement is terminated by Triller if prior to the SeaChange stockholder approval, a SeaChange triggering event will have occurred, within 10 business days of such termination.

Fee payable by Triller

Triller must pay SeaChange a termination fee of $4 million if:

•	the Merger Agreement is terminated by Triller if before obtaining the Triller member vote, in order to enter into a definitive agreement with respect to a superior offer.

The parties agree that the payment of the termination fee by one party to the other party would be the sole and exclusive remedy of the receiving party following the termination of the agreement.

Termination Expenses

If the Merger Agreement is consummated then all fees and expenses incurred shall be paid by the surviving company. If the Merger Agreement is not consummated, expenses shall be borne by the party incurring such expenses, subject to the payment of termination fees and expenses listed below. Required HSR Act filing fees shall be borne 50% by SeaChange and 50% by Triller.

•

If either party terminates due to failure to obtain the required SeaChange stockholder vote or if either party terminates due to failure for the merger to be consummated by the End Date due to the failure of SeaChange meeting the $20 million working capital condition, SeaChange is not entitled to terminate the Merger Agreement due to a governmental order prohibiting the merger, failure by Triller to obtain the required Triller member vote or material breach by Triller, and all conditions precedent of SeaChange have been satisfied (other than those to be satisfied at closing of the merger or which are not satisfied due to SeaChange’s failure or breach of its representations, warranties or covenants), then SeaChange shall pay to Triller the reasonable, documented and out of pocket fees and expenses in connection with the transactions contemplated by the Merger Agreement (the “Expenses”) not to exceed $750,000 in the aggregate within 10 business days of such termination.

•

If either party terminates due to a failure to obtain the required Triller member vote or if either party terminates due to failure for the merger to be consummated by the End Date due to the failure of Triller meeting the $100 million or $80 million, as the case may be, working capital condition, Triller is not entitled to terminate the Merger Agreement due to a governmental order prohibiting the merger, failure to obtain the required SeaChange stockholder vote, a SeaChange triggering event, a material breach by SeaChange or failure to obtain the additional fairness opinion within 30 days of the Merger Agreement (or such later date as agreed by the parties), and all conditions precedent of Triller have been satisfied (other than those to be satisfied at closing of the merger or which are not satisfied due to Triller’s failure or breach of its representations, warranties or covenants), then Triller shall pay to SeaChange the Expenses not to exceed $750,000 in the aggregate within 10 business days of such termination.

•

If Triller terminates because the fairness opinion has not been obtained within 30 days of the Merger Agreement (or such later date as agreed by the parties), then SeaChange will pay Triller the Expenses not to exceed $1,500,000 in the aggregate, within 10 business days of such termination.

Any termination fee or Expense shall be paid by same day fund wire transfer. If a party fails to pay termination fees or expenses when due, as applicable, such party shall reimburse the other party for reasonable costs and expenses and pay interest on such overdue amount at the “prime rate.”

Amendment

The Merger Agreement may be amended by the parties at any time if such amendment is in writing, is approved by the boards of directors of each party to the Merger Agreement and is signed by each party to the Merger Agreement, except that after the Merger Agreement has been adopted and approved by the stockholders or members of SeaChange or Triller, as the case may be, no amendment which by law requires further approval by the stockholders or members of SeaChange or Triller, as the case may be, will be made without such further approval.

AGREEMENTS RELATED TO THE MERGER

Support Agreement

Concurrently with the execution of the Merger Agreement, on December 22, 2021, as inducement for Triller to enter into the Merger Agreement, the Company Stockholder entered into the Support Agreement (the “Support Agreement”) with Triller. As of December 22, 2021, the Company Stockholder beneficially owned 6,067,616 shares of SeaChange common stock.

Pursuant to the Support Agreement, the Company Stockholder agreed to, among other things, upon the terms and subject to the conditions therein:

•	vote all of its SeaChange shares in favor of the approval of the Buyer Stockholder Matters (as defined in the Merger Agreement) and adoption of the Merger Agreement;

•

vote all of its SeaChange shares against (i) any acquisition proposal or acquisition transaction, (ii) any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of SeaChange in the Merger Agreement, or of the Company Stockholder in the Support Agreement, and (iii) any other action, transaction or proposal involving SeaChange or any of its subsidiaries that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay or postpone, in each case in any material respect the consummation of the merger or the other transactions contemplated by the Merger Agreement;

•	not exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger; and

•	not sell or otherwise transfer its SeaChange shares, subject to certain exceptions.

The Support Agreement will automatically terminate upon the earlier to occur of (i) at 5:00 pm Eastern Time on January 31, 2022 if the initial Form S-4 for the merger has not been filed, (ii) at 5:00 pm Eastern Time on February 28, 2022 if both the anticipated funding for the merger and the merger itself have not closed, (iii) the valid termination of the Merger Agreement in accordance with its terms, (iv) the entry without the prior written consent of the Company Stockholder into any amendment or modification to the Merger Agreement or any waiver of any of SeaChange’s rights under the Merger Agreement that results in a decrease in or a change in the form of the merger consideration or (v) the End Date, in each case, without acceptance for payment of the Company Stockholder’s SeaChange shares pursuant to the Merger Agreement. However, this termination right only applies so long as the Company Stockholder is not in breach of the Support Agreement. On January 31, 2022, the Support Agreement terminated.

Rights Agreement Amendment

Concurrently with the execution of the Merger Agreement, the SeaChange board approved and SeaChange entered into the Rights Agreement Amendment to the Rights Agreement. Prior to the Rights Agreement Amendment, the Rights Agreement generally provided for certain stockholder rights to be triggered in the event a third person acquired 4.9% or more of SeaChange shares. The Rights Agreement Amendment, among other things, permits and exempts from triggering the provisions of the Rights Agreement (a) the approval, execution or delivery of the Merger Agreement, the Support Agreement or any approved amendments thereto and (b) the consummation of any of the transactions contemplated by the Merger Agreement, including the merger. Also, under the Rights Agreement Amendment, immediately prior to the effective time, the Rights Agreement will automatically terminate (without any further action of the parties thereto) and all outstanding rights under the Rights Agreement will expire and cease to be exercisable.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, the “Company” refers to TrillerVerz Corp. and its subsidiaries after the closing and SeaChange International, Inc. prior to the closing.

Introduction

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:

•	The merger between SeaChange and Triller;

•	The issuance of $2.3 million of Triller Convertible Notes in January 2022;

•	The issuance of Class B common units pursuant to the subscription agreement entered into on February 14, 2022 (the “Subscription Agreement”) ;

•	Triller’s acquisition of Verzuz LLC (“Verzuz”), Flipps Media, Inc. (dba Fite TV) (“Fite TV”), Thuzio, LLC (“Thuzio”), and Truverse, Inc. (dba Amplify.ai) (“Amplify.ai”).

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 combines the historical balance sheet of Triller and the historical balance sheet of SeaChange (as of October 31, 2021) on a pro forma basis as if the Merger and related transactions had been consummated on December 31, 2021. Triller’s acquisition of Verzuz, Fite TV, Thuzio, and Amplify.ai are already reflected in Triller’s historical audited consolidated balance sheet as of December 31, 2021. Therefore, no pro forma balance sheet adjustments are necessary to show the pro forma impact of these acquisitions.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the historical statements of operations of Triller and SeaChange (for the twelve months ended October 31, 2021) for such period on a pro forma basis as if the Merger and related transactions had been consummated on January 1, 2021. In regard to Triller’s acquisition of Verzuz, Fite TV, Thuzio, and Amplify.ai, the unaudited pro forma condensed combined statement of operations reflects the following:

•

Triller’s acquisition of Verzuz was consummated on January 27, 2021, and as such, it is already reflected in Triller’s historical audited consolidated statement of operations for the period from January 27, 2021 to December 31, 2021. Therefore, the effect of Triller’s acquisition of Verzuz is included in the unaudited pro forma condensed statement of operations from January 1, 2021 to January 26, 2021 as if the acquisition had also been consummated on January 1, 2021.

•

Triller’s acquisition of Fite TV was consummated on July 30, 2021, and as such, it is already reflected in Triller’s historical audited consolidated statement of operations for the period from July 30, 2021 to December 31, 2021. Therefore, the effect of Triller’s acquisition of Fite TV is included in the unaudited pro forma condensed statement of operations from January 1, 2021 to July 29, 2021 as if the acquisition had also been consummated on January 1, 2021.

•

Triller’s acquisition of Thuzio was consummated on October 30, 2021, and as such, it is already reflected in Triller’s historical audited consolidated statement of operations for the period from October 30, 2021 to December 31, 2021. Therefore, the effect of Triller’s acquisition of Thuzio is included in the unaudited pro forma condensed statement of operations from January 1, 2021 to October 29, 2021 as if the acquisition had also been consummated on January 1, 2021.

•

Triller’s acquisition of Amplify.ai was consummated on December 13, 2021, and as such, it is already reflected in Triller’s historical audited consolidated statement of operations for the period from December 13, 2021 to December 31, 2021. Therefore, the effect of Triller’s acquisition of

Amplify.ai is included in the unaudited pro forma condensed statement of operations from January 1, 2021 to December 12, 2021 as if the acquisition had also been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the financial position and results of operations that would have been achieved had the Merger and related transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to change as additional information becomes available and analyses are performed. This information should be read together with Triller’s and SeaChange’s audited and unaudited financial statements and related notes, as applicable, and the sections titled, “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Triller,” and “SeaChange Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Merger

On December 22, 2021, SeaChange and Triller entered into the Merger Agreement. Under the terms of the Merger Agreement, Triller will be merged with and into SeaChange, and the separate existence of Triller shall cease, with SeaChange continuing as the surviving corporation. Upon the closing of the Merger, the name of the combined company will be changed to “TrillerVerz Corp”.

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million cash consideration along with their pro rata portion of an aggregate $75 million in principal of notes to be issued by the Post-Merger Company to the holders of SeaChange common stock or (ii) a number of shares of SeaChange Class A common stock determined by dividing the Cash/Notes Consideration that a holder would have received by the Triller Convertible Notes Conversion Price and then multiplying that quotient by the Company Class A/B Exchange Ratio.

Triller Convertible Notes

Pursuant and subject to the terms and conditions of the Merger Agreement, in addition to other contemplated transactions, the parties anticipate that Triller will conduct an offering of convertible notes prior to the closing of the Merger. All Triller Convertible Notes outstanding immediately prior to the Effective Time will convert into Triller Class B common units immediately prior to the Effective Time.

Subscription Agreement

On February 14, 2022, Triller entered into a Subscription Agreement with a third party investor pursuant to which the investor agreed to subscribe for and Triller agreed to issue and sell to such investor, 8,810,572 of Triller’s Class B common units for an aggregate purchase price of approximately $100.0 million. The consummation of the Subscription Agreement is expected to occur on or before March 14, 2022.

Triller’s Acquisitions

On January 27, 2021, Triller acquired 100% of Verzuz, a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10.0 million, along with approximately $15.7 million in equity consideration and an additional $10.0 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout.

On July 30, 2021, Triller acquired Fite TV, a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

On October 30, 2021, Triller acquired 100% of Thuzio, LLC, a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets.

On December 13, 2021, Triller acquired 100% of Amplify.ai, an artificial intelligence driven communication platform, for a total equity consideration of $91.4 million.

Anticipated Accounting Treatment

The Merger will be accounted for as a reverse merger using the acquisition method of accounting, pursuant to Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with SeaChange treated as the legal acquirer and Triller treated as the accounting acquirer. Triller has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances:

•	Triller’s existing stockholders will have at least 98% of the voting interest in the combined company;

•	Triller will have the sole ability to elect or appoint the governing body of the combined company;

•	Triller’s existing senior management team comprises the senior management of the combined company;

•	Triller comprises the primary ongoing operations and business model of the combined company; and

•	The post-combination company, TrillerVerz, will assume Triller’s namesake.

ASC 805 requires the allocation of the purchase price consideration to the fair value of the identified assets acquired and liabilities assumed upon consummation of a business combination. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial statements, the total purchase price to acquire SeaChange has been allocated to the assets acquired and assumed liabilities of SeaChange based upon preliminary estimated fair values. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

The unaudited pro forma condensed combined financial information will differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of certain assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized. The differences that will occur between the preliminary amounts and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2021

(In thousands)

	As of December 31, 2021	As of October 31, 2021				As of December 31, 2021
	Triller (Historical)	SeaChange (Historical)	Accounting Policies and Reclassification Adjustments (Note 3)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$30,995	$17,551	$—	$2,265	A	$117,393
				100,000	B
				(31,718)	C
				(1,700)	D
Restricted cash	5,521	—	—	—		5,521
Accounts receivable, net	11,994	5,374	—	—		17,368
Unbilled receivables	—	9,708	(9,708)	—		—
Other current assets	1,654	2,553	9,708	—		13,915

Total current assets	50,164	35,186	—	68,847		154,197
Property and equipment, net	—	512	—	—		512
Operating lease right-of-use assets	—	2,283	—	—		2,283
Goodwill	183,226	10,176	—	100,000	F	244,319
				(8,997)	G
				(40,086)	N
Intangible assets, net	127,527	303	—	8,997	G	136,827
Unbilled receivables	—	5,438	(5,438)	—		—
Other assets and long-term receivables	5,740	617	5,438	—		11,795

Total Assets	$366,657	$54,515	$—	$128,761		$549,933

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable and accrued expenses	$21,747	$1,700	$3,571	$(2,206)	C	$24,812
Earn-out liability, current	21,369	—	—	—		21,369
Accrued expenses	—	3,571	(3,571)	—		—
Deferred revenue	—	2,944	—	—		2,944
Other current liabilities	5,472	—	—	—		5,472

Total current liabilities	48,588	8,215	—	(2,206)		54,597
Long-term debt	10,059	—	—	2,265	A	—
				(12,324)	I
Deferred tax liability	16,890	—	—	(16,890)	H	—
Earn-out liability, long-term	38,199	—	—	—		38,199
Warrant liability	96,586	—	—	—		96,586
Deferred revenue	—	65	(65)	—		—
Operating lease liabilities	—	1,590	—	—		1,590

	As of December 31, 2021	As of October 31, 2021				As of December 31, 2021
	Triller (Historical)	SeaChange (Historical)	Accounting Policies and Reclassification Adjustments (Note 3)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined
Taxes payable	—	659	(659)	—		—
Other liabilities	229	125	724	—		1,078

Total Liabilities	210,551	10,654	—	(29,155)		192,050
Redeemable Class B Common Units	91,390	—	—	(91,390)	K	—
Stockholders’ equity:
Common stock	—	492	—	(492)	E	—
Class A common stock	—	—	—	49	E	1,372
				68	F
				1,304	K
				(49)	N
Class B common stock	—	—	—	336	K	336
Class A Common Units	78,722	—	—	(7,596)	J	—
				(71,126)	K
Class B Common Units	826,587	—	—	100,000	B	—
				12,324	I
				(938,911)	K
Class C Common Units	—	—	—	7,596	J	—
				(7,596)	K
Additional paid-in capital	8,827	265,246	—	443	E	1,216,760
				99,932	F
				1,107,384	K
				617	L
				728	M
				(266,417)	N
Accumulated other comprehensive income (loss)	231	(721)	—	721	N	231
Accumulated deficit	(849,651)	(220,929)	—	(29,513)	C	(860,816)
				(1,700)	D
				16,890	H
				(617)	L
				(728)	M
				225,432	N
Treasury stock	—	(227)	—	227	N	—

Total Stockholders’ Equity	64,716	43,861	—	249,306		357,883

Total Liabilities and Stockholders’ Equity	$366,657	$54,515	$—	$128,761		$549,933

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2021

(In thousands, except share and per share data)

	For the Year Ended December 31, 2021	For the Twelve Months Ended October 31, 2021				For the Year Ended December 31, 2021
	Triller (Historical)	SeaChange (Historical, As Derived)	Triller Acquisitions (As Adjusted) (Note 4)	Transaction Accounting Adjustments (Note 5)		Pro Forma Combined

Revenues	$62,883	$23,866	$29,692	$(10,718)	AA	$105,723
Operating costs and expenses:
Cost of revenues	283,796	10,375	21,772	(10,718)	AA	305,238
				13	FF
Research and development	8,984	10,229	1,606	(19)	DD	20,803
				3	FF
Selling and marketing	56,885	5,402	10,400	(30)	DD	72,688
				31	FF
General and administrative	418,556	9,586	18,329	29,513	BB	478,982
				1,700	CC
				617	EE
				681	FF
Severance and restructuring costs	—	1,041	—	—		1,041

Total operating expenses	768,221	36,633	52,107	21,791		878,752

Total operating loss	(705,338)	(12,767)	(22,415)	(32,509)		(773,029)
Other income (expense), net	(65,460)	71	(2,021)	—		(67,410)
Gain on extinguishment of debt	—	2,440	—	—		2,440

Net loss before income taxes	(770,798)	(10,256)	(24,436)	(32,509)		(837,999)
Income tax benefit (expense)	1,088	(56)	(62)	15,802	GG	16,772

Net loss	$(769,710)	$(10,312)	$(24,498)	$(16,707)		$(821,227)

Weighted average shares outstanding of Class A and Class B common stock						170,830,314
Basic and diluted net loss per share, Class A and Class B common stock						$(4.81)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 assumes that the Merger and related transactions occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 presents pro forma effect to the Merger and related transactions as if it had been completed on January 1, 2021. These periods are presented on the basis that Triller is the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Triller’s audited balance sheet as of December 31, 2021 and the related notes for the period ended December 31, 2021, included elsewhere in this proxy statement/prospectus; and

•	SeaChange’s unaudited consolidated balance sheet as of October 31, 2021 and the related notes for the period ended October 31, 2021, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Triller’s audited statement of operations for the year ended December 31, 2021 and the related notes, included elsewhere in this proxy statement/prospectus; and

•

SeaChange’s historical financial and operating data for the twelve months ended October 31, 2021, which is derived by adding the financial data from SeaChange’s audited consolidated statement of operations for the year ended January 31, 2021 and SeaChange’s unaudited consolidated statement of operations for the nine-month period ended October 31, 2021 and subtracting SeaChange’s unaudited condensed consolidated statement of operations for the nine-month period ended October 31, 2020.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Merger.

The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that the Company believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. The Company believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to the Company’s management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Merger Company. They should be read in conjunction with the historical financial statements and notes thereto of Triller and SeaChange.

2.	Calculation of Purchase Consideration and Preliminary Purchase Price Allocation of the Merger

The Merger will be accounted for as a reverse merger using the acquisition method of accounting under ASC 805, with SeaChange treated as the legal acquirer and Triller treated as the accounting acquirer. Under this method of accounting, the total purchase price to acquire SeaChange has been allocated to the assets acquired and assumed liabilities of SeaChange based upon preliminary estimated fair values. Any excess amounts after allocating the estimated consideration to identifiable tangible and intangible assets acquired and liabilities assumed will be recorded as goodwill.

Consideration Transferred

The stockholders of SeaChange will have the right to elect to receive either (i) their pro rata portion of $25 million Cash Consideration along with their pro rata portion of an aggregate $75 million Notes Consideration to be issued by the surviving company to the holders of SeaChange common stock or (ii) the Stock Consideration if an election is not made or is not properly made with respect to any shares of SeaChange common stock, then such shares of SeaChange common stock shall be deemed to have elected to receive the Stock Consideration.

Assuming all SeaChange stockholders elect the Cash/Notes Consideration, the estimated consideration is as follows:

Fair Value (dollars in thousands)
Cash Consideration	$25,000
Notes Consideration	75,000

Total estimated purchase consideration	$100,000

Assuming all SeaChange stockholders elect the Stock Consideration, the estimated consideration is as follows:

Fair Value (dollars in thousands)
Stock Consideration (1)	$100,000

Total estimated purchase consideration	$100,000

(1)

Under the all Stock Consideration election assumption, at the Closing of the Merger, the stockholders of SeaChange would be issued a number of shares of SeaChange Class A common stock in an amount equal to that which such holder would have received if such SeaChange stockholder had purchased the Triller Convertible Notes in an aggregate amount equal to its pro rata portion of the Cash/Notes Consideration and then converted such Triller Convertible Notes at the conversion price at which such Triller Convertible Notes were issued and then participated pro-rata along with the Triller holders in the proposed Merger.

As the computation of consideration is unaffected by SeaChange stockholders’ election of the Cash/Notes Consideration or the Stock Consideration, the unaudited pro forma condensed combined financial information has been prepared using the assumption that all SeaChange stockholders elect to receive the Stock Consideration.

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of SeaChange are recorded at the Closing Date fair value and added to those of Triller. The pro forma adjustments are based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimate effect of the Merger. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed.

The following table sets forth a preliminary allocation of the purchase consideration of the identifiable tangible and intangible assets acquired and liabilities assumed of SeaChange based on SeaChange’s October 31, 2021 balance sheet, adjusted for reclassification alignments to that of Triller’s historical financial information, with the excess recorded as goodwill:

(dollars in thousands)
Cash and cash equivalents (1)	$13,751
Accounts receivable, net	5,374
Other current assets	12,261
Property and equipment, net	512
Operating lease right-of-use assets	2,283
Intangible assets, net	9,300
Other assets and long-term receivables	6,055

Total assets	49,536

Accounts payable and accrued expenses (1)	5,246
Deferred revenue	2,944
Operating lease liabilities	1,590
Other liabilities	849

Total liabilities	10,629

Net assets acquired (a)	38,907

Preliminary purchase consideration (b)	100,000

Preliminary goodwill (b) – (a)	$61,093

(1)

Amounts presented already reflects $3.8 million of preliminary estimated transaction costs incurred by SeaChange, and settlement of $0.03 million of transaction costs accrued in accounts payable and accrued expenses, as described in Note 5(C) below.

Preliminary identifiable intangible assets consist of the following:

Intangible Assets	Approximate Fair Value (dollars in thousands)	Estimated Useful Lives
Customer-related intangible	$5,300	5
Developed technology	2,700	10
Trademarks and trade name	1,300	10

Total intangible assets	$9,300

The fair value of the customer-related intangible was determined using an “income approach,” specifically a multi-period excess earnings approach, which is a commonly accepted valuation approach. Under this approach, the net earnings attributable to the asset being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the entity over the remaining economic life of the intangible asset being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. The fair value of the developed technology was determined using an “income approach,” specifically the relief-from-royalty approach, which is a commonly accepted valuation approach. This approach is based on the assumption that in lieu of ownership, an entity would be willing to pay a royalty in order to exploit the related benefits of this asset. The fair value of the trademarks and trade name was also determined by the relief-from-royalty approach.

The amortization related to these amortizable identifiable intangible assets is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statement of operations based on the estimated useful lives above. The identifiable intangible assets and related amortization are preliminary and are based on management’s estimates after consideration of similar transactions. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and liabilities, and the related amount of amortization, may differ materially from this preliminary allocation. In addition, the periods the amortization impacts will ultimately be based upon the periods in which the associated economic benefits or detriments are expected to be derived. Therefore, the amount of amortization following the transaction may differ significantly between periods based upon the final value assigned and amortization methodology used for each identifiable intangible asset.

Any differences between the fair value of the consideration issued and the fair value of the assets acquired and liabilities assumed are recorded as goodwill. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill recognized in the Merger is not expected to be deductible for tax purposes.

The final determination of the purchase price allocation of the Merger will be based on SeaChange’s net assets acquired as of the Closing Date. The purchase price allocation may change materially based on the receipt of more detailed information and completion of Triller’s valuation of the net assets acquired as of the Closing Date. Therefore, the actual allocations may differ from the pro forma adjustments presented.

3.	Accounting Policies and Reclassifications

As part of the preparation of these unaudited pro forma condensed combined financial statements, certain reclassifications were made to align SeaChange’s historical financial information in accordance with the presentation of Triller’s historical financial information.

As of the unaudited pro forma condensed combined balance sheet date, SeaChange has adopted ASC 842, Leases, while Triller has elected the extended transition period and therefore has not yet adopted ASC 842. The Company does not expect the adoption of the standard by Triller to have a material impact on these unaudited pro forma condensed combined financial statements.

Upon completion of the Merger, management will perform a comprehensive review of Triller and SeaChange’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the Company.

4.	Triller’s Acquisitions

As described in the introduction section above, Triller made the following acquisitions during the year ended December 31, 2021:

•	Triller acquired Verzuz on January 27, 2021;

•	Triller acquired Fite TV on July 30, 2021;

•	Triller acquired Thuzio on October 30, 2021; and

•	Triller acquired Amplify.ai on December 13, 2021.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the historical statements of operations of Triller and SeaChange on a pro forma basis as if the Merger and related transactions, including the acquisitions of Verzuz, Fite TV, Thuzio, and Amplify.ai, had been consummated on January 1, 2021. The historical financial information of Verzuz, Fite TV, Thuzio, and Amplify.ai were adjusted to reflect the acquisition by Triller.

The following table illustrates the impact on the pro forma condensed combined statement of operations related to Triller’s acquisition of Verzuz, Fite TV, Thuzio, and Amplify.ai (dollars in thousands):

	For the period January 1, 2021 to January 26, 2021	For the period January 1, 2021 to July 29, 2021	For the period January 1, 2021 to October 29, 2021	For the period January 1, 2021 to December 12, 2021			For the Year Ended December 31, 2021
	Verzuz (Historical)	Fite TV (Historical)	Thuzio (Historical)	Amplify.ai (Historical)	Purchase Accounting Adjustments		Triller Acquisitions (As Adjusted)
Revenues
Revenues	$150	$21,939	$3,663	$3,940	$—		$29,692
Operating costs and expenses
Cost of revenues	69	17,652	2,502	1,549	—		21,772
Research and development	—	84	340	1,182	—		1,606
Selling and marketing	—	8,324	1,227	849	—		10,400
General and administrative	19	3,825	769	337	13,379	4A	18,329

Total operating expenses	88	29,885	4,838	3,917	13,379		52,107

Total operating income (loss)	62	(7,946)	(1,175)	23	(13,379)		(22,415)
Other income (expense), net	—	104	477	(2,602)	—		(2,021)

Net loss before income taxes	62	(7,842)	(698)	(2,579)	(13,379)		(24,436)
Income tax benefit (expense)				(62)	—		(62)

Net loss	$62	$(7,842)	$(698)	$(2,641)	$(13,379)		$(24,498)

4A. Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired in the acquisitions of Verzuz, Fite TV, Thuzio, and Amplify.ai, as shown in the table below (dollars in thousands).

	Verzuz	Fite TV	Thuzio	Amplify.ai	Total
General and administrative	$133	$2,189	$1,062	$9,995	$13,379

Total Purchase Accounting Adjustments	$133	$2,189	$1,062	$9,995	$13,379

5.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the Merger and related transactions have been prepared in accordance with the acquisition method of accounting in accordance with ASC 805.

There were no intercompany balances or transactions between Triller and SeaChange as of the dates and for the periods of these unaudited pro forma condensed combined financial statements.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the companies filed consolidated income tax returns during the periods presented.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021 are as follows:

A.

Represents the issuance of $2.3 million in Triller Convertible Notes in January 2022. As of December 31, 2021, $10.0 million of Triller Convertible Notes has been issued and is reflected in Triller’s historical financial statements.

B.	Reflects the issuance of 8,810,572 Triller Class B common units for $100.0 million pursuant to the Subscription Agreement.

C.

Represents preliminary estimated transaction costs incurred by SeaChange and Triller of approximately $3.8 million and $29.3 million, respectively, for advisory, banking, printing, legal, and accounting fees incurred as part of the Merger.

For the SeaChange transaction costs, none of these costs have been paid and $0.03 million has been accrued to accounts payable and accrued expenses as of the pro forma balance sheet date. The estimated transaction costs are expensed through accumulated deficit and is also reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 as discussed in Note 5(BB) below.

For the Triller transaction costs, $1.4 million has been paid in cash and $2.2 million has been accrued to accounts payable and accrued expenses as of the pro forma balance sheet date. The remaining $25.7 million in estimated transaction costs not yet accrued is included as an expense through accumulated deficit and is included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, as discussed in Note 5(BB) below.

D.

Reflects $1.7 million cash severance to be paid to certain SeaChange executives at the closing of the Merger. This payment is also reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 as discussed in Note 5(CC) below.

E.

Reflects the Reverse Stock Split of the SeaChange common stock and the reclassification of SeaChange common stock into shares of SeaChange Class A common stock immediately prior to the closing of the Merger.

F.

Represents the Stock Consideration assuming all SeaChange stockholders elect to receive the Stock Consideration as described in Note 2 above. Based on the terms stipulated in the Merger Agreement, the estimated purchase consideration, and thus goodwill, remains constant regardless of the SeaChange stockholders’ election of the Cash/Notes Consideration or the Stock Consideration.

G.	Reflects the estimated adjustment to step up SeaChange’s intangible assets in connection with the application of acquisition method of accounting as discussed in Note 2 above.

H.

Represents the $16.9 million income tax benefit generated from the release of the valuation allowance related to the deferred tax liability previously recorded at the separate Triller subsidiaries. The Merger will result in Triller, a partnership for U.S. tax purposes, converting to a corporation, and filing a consolidated federal U.S. tax return with SeaChange. Furthermore, the Triller corporate subsidiaries which previously filed separate tax returns, will also join the new consolidated U.S. federal tax return. The combined TrillerVerz Corp. consolidated tax return will have a net deferred tax asset that cannot be realized and will require a valuation allowance.

I.	Represents the conversion of Triller Convertible Notes, including the additional issuance noted in Note 5(A) above, into Triller Class B common units immediately prior to the closing of the Merger.

J.	Represents the conversion of Triller founders’ Triller Class A common units into Triller Class C common units prior to Closing.

K.	Represents the exchange of Triller Class A common units, Triller Class B common units, inclusive of the units issued per the Subscription Agreement as discussed in Note 5(B) above and the units converted from the Triller Convertible Notes as discussed in Note 5(I) above, the Redeemable Class B common units, and Triller service provider units, into SeaChange Class A common stock, and the exchange of Triller Class C common units into SeaChange Class B common stock.

L.

Reflects $0.6 million of compensation expense related to the acceleration of the vesting for certain SeaChange executive equity awards upon the consummation of the Merger. This expense is also reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 as discussed in Note 5(EE) below.

M.

Reflects $0.7 million of compensation expense related to the acceleration of the vesting for SeaChange in-the-money stock options, RSUs, and PSUs upon the consummation of the Merger. This expense is also reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 as discussed in Note 5(FF) below.

N.

Reflects the elimination of SeaChange’s historical equity after recording adjustments, including the transaction costs incurred by SeaChange as described in Note 5(C) above, the Reverse Stock Split of SeaChange common stock described in Note 5(E) above, and the accelerated vesting for SeaChange in-the-money options, RSUs, and PSUs described in Note 5(M) above.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed statement of operations for the year ended December 31, 2021 are as follows:

AA.	Reflects the elimination of the pre-existing relationship between Triller and Fite TV during the period January 1, 2021 to July 29, 2021.

BB.

Reflects the remaining transaction costs of $3.8 million and $25.7 million to be expensed by SeaChange and Triller, respectively, as part of the Merger, as described in Note 5(C). Remaining transaction costs are reflected as if incurred on January 1, 2021, the date the Merger occurred for the purposes of the unaudited pro forma condensed statement of operations. This is a nonrecurring item.

CC.

Reflects $1.7 million cash severance to be paid to certain SeaChange executives at the closing of the Merger as discussed in Note 5(D) above. The expense is reflected as if incurred on January 1, 2021 the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statements of operations. This is a nonrecurring item.

DD.	Reflects the incremental amortization expense recorded as a result of the fair value adjustment for the intangible assets acquired as described in Note 5(G) above.

EE.

Reflects $0.6 million of compensation expense related to the acceleration of the vesting for certain SeaChange executive equity awards upon the consummation of the Merger as discussed in Note 5(L) above. The expense is reflected as if incurred on January 1, 2021, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statements of operations. This is a nonrecurring item.

FF.

Reflects $0.7 million of compensation expense related to the acceleration of the vesting for SeaChange in-the-money stock options, RSUs, and PSUs upon the consummation of the Merger as discussed in Note 5(M) above. The expense is reflected as if incurred on January 1, 2021, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statements of operations. This is a nonrecurring item.

GG.

Reflects the pro forma income tax benefit of $15.8 million. As discussed in Note 5(H) above, the Merger will result in Triller, a partnership for U.S. tax purposes, to convert to a corporation, and will file a consolidated federal U.S. tax return with SeaChange. Furthermore, the Triller corporate subsidiaries which previously filed separate tax returns, will also join the new consolidated U.S. federal tax return. The deferred tax liability previously recorded at the separate Triller subsidiaries will result in a valuation allowance release that generates an income tax benefit of $16.9 million in the period of the merger. The historical Triller tax benefit of $1 million on pre-tax losses at the taxable separate subsidiaries will also be removed as a pro forma adjustment. This is a nonrecurring item.

6.	Loss per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2021. As the Merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented. Basic and diluted loss per share for Class A common stock and Class B common stock are the same, as each class of common stock is entitled to the same dividend participation rights and economic terms.

(dollars in thousands, except share and per share data)	Year Ended December 31, 2021
Pro forma net loss	$(821,227)
Weighted average shares outstanding, Class A and Class B – basic and diluted	170,830,314
Pro forma net loss per common share, Class A and Class B – basic and diluted	$(4.81)
Weighted average shares outstanding, Class A and Class B – basic and diluted
SeaChange existing stockholders (1)	6,765,266
Triller existing stockholders	164,065,048

TOTAL (2)	170,830,314

(1)	Assumes that all SeaChange stockholders elect to receive the Stock Consideration, as described in Note 2.
(2)	Excludes shares issuable under unvested and unexercised warrants and stock options, as including them would have had an anti-dilutive effect.

COMPARATIVE MARKET PRICE INFORMATION

SeaChange

Shares of SeaChange common stock are listed for trading on Nasdaq under the symbol “SEAC.” The following table sets forth the closing sales prices per share of SeaChange common stock on the following dates:

•	December 21, 2021, the last full trading day prior to the public announcement of the merger, and

•	[•], 2022, the last practicable trading day for which this information could be calculated prior to the filing of this proxy statement/prospectus.

	SeaChange Common Stock
December 21, 2021		$1.79
[•], 2022	$	[	•]

As of [                        ], 2022, the last practicable date prior to the date of this proxy statement/prospectus, there were [            ] shares of SeaChange common stock issued and outstanding and approximately [            ] stockholders of record.

SeaChange has not paid cash distributions on its common stock and has no intention to do so in the foreseeable future.

Triller

Triller’s common units are not currently traded on a stock exchange.

As of December 31, 2021, there were 4 holders of record of Triller’s Class A common units, 123 holders of record of Triller’s Class B common units and 96 holders of record of service provider units.

Triller has not paid cash distributions on its common units and has no intention to do so in the foreseeable future.

BUSINESS OF TRILLER

Overview

Triller is an artificial intelligence (“AI”) platform for creators by creators, and one of the first “open garden” ecosystems to embrace decentralization as a leader of the movement to Web3 or decentralized web. Since launching in 2019, Triller has grown from a single mobile app to a portfolio of AI-powered services for creators and brands, spanning content creation, measurement, conversation and engagement, and monetization. Triller is an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content through its mobile app, streaming platform, and virtual and live events. Triller also produces music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same.

Rather than serving interruptive advertisements as a business model, Triller’s platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world. Every month, more than 750 million consumer interactions are enabled on Triller’s platforms and tools, and over 50 million consumers engage through Triller’s Cliqz SMS and social media messaging platform.

Today, Triller has combined six companies through acquisitions to create a technology platform that enables the creation, distribution, measurement, and monetization of content that is consumed digitally, in virtual worlds and during live events in an ecosystem called Triller. Triller consists of more than 200 employees across more than 10 countries.

The Triller ecosystem creates synergies across its portfolio to increase audience engagement and facilitate intimate interactions between creators, brands, and their customers. For example, Triller now brings together the diverse audiences attracted by Triller Fight Club, Triller’s premier combat sports offering, and Verzuz, Triller’s premier music programming, into a single Triller event. By consolidating these events and broadcasting them on Triller’s FITE and TrillerTV distribution platforms, Triller is able to drive better unit economics and amortize the cost of production, marketing, and merchandising. Triller can further monetize its live and virtual audiences through targeted consumer engagement, content moderation, and social selling driven by AI technology developed by Amplify.ai.

Consent-driven, first party data and insights gleaned from Triller, its creators, artists, and brands not only connect users across the internet with diverse and unique content, but also provide unprecedented opportunities for engagement and monetization. Triller has developed highly successful campaigns that begin with content and continue throughout the entire technology ecosystem with some of the biggest brands in the world, including Pepsi, McDonalds, Activision, DraftKings, L’Oreal, and many others.

Triller operates in two complementary business components: business-to-consumer (“B2C”) and business-to-business (“B2B”).

Triller’s B2C efforts are focused on tentpole events that expand its user base and create significant opportunities for its partners. It serves as a guiding light for creators to produce, distribute and monetize content across physical, digital, and virtual experiences. Headlined by the Triller app, Verzuz live and streaming performances, Triller Fight Club events, Trillerfest festivals and associated revenue streams such as merchandising, Triller’s B2C team focuses on content and marketing to end customers. Leveraging the insights from Triller’s B2C efforts, this team closely collaborates with the B2B segment to develop new features ranging from streaming technology to customer acquisition and engagement to billing and subscription management tools to the benefit of brands and partners. Triller monetizes its B2C segment through sponsorships, pay-per-view (“PPV”) content, and subscription video services.

Triller’s B2B segment helps brands, creators, and content owners deliver their content to consumers. The core brands within Triller’s B2B segment are Amplify.ai, FITE, Thuzio, and Cliqz. It enables brands and partners to reach a global audience, create meaningful relationships through intimate interactions and personalized engagement, and engage with the constituents that power their economic engines. Instead of restricting how brands can market and promote themselves, Triller provides its B2B customers with a platform that makes those functions more efficient through AI, a broad range of digital content, virtual and live events, and its “open garden” ecosystem to connect with other platforms and social media. Triller believes Triller’s B2B business will eventually become the go-to platform for creators and brands, and the B2C business will continue to serve the important function of demonstrating the strengths and capabilities of Triller’s platform to inspire creators of all sizes to produce, distribute, and monetize content across its digital, virtual, and live experiences.

The Triller App

The Triller app is an AI-powered short-form video editing app and music discovery platform where users can create and share professional looking videos in seconds. It can be downloaded through the Apple App Store, Google Play and other Android App Stores and is also accessible through internet browsers. The Triller app allows users to create and share short-form social videos or music videos set to the song of their choice. Triller’s library contains music through partnerships with record labels and music publishers like Warner Music Group, Universal Music Group, and Sony Music Entertainment, representing over 90% of popular music. The app’s primary audience is the 18-34 age demographic, with strong engagement from users in the United States and a growing user base in high-growth markets like India. With more than 300 million downloads and user profiles in its database, Triller is one of the most successful social media apps in the world.

Triller’s AI-driven music and video editing technology allows users to create high-quality videos that are automatically synchronized to songs with little or no manual editing. Users can upload one or more separate video clips that are automatically stitched together using artificial intelligence. Each video clip can be arranged, edited, filtered, and overlaid with text using the same background music to intuitively create a cohesive and high-quality video.

Triller TV

In February 2021, TrillerTV was released within the Triller app to introduce its users, accustomed to consuming short-form content on the app, to live-streaming and long-form videos, while offering creators new ways to monetize on the platform. With more than 65 original programs, live shows, and reality entertainment, TrillerTV delivers exclusive content made by celebrities and internet personalities. TrillerTV also features professionally-produced videos and docu series about music, sports, gaming, fashion, and other forms of entertainment that help shape the Triller culturegraph.

Current live shows in the TrillerTV lineup include Jennifer Lopez in the Morning, DJ Khaled in Da House, 2 Chainz: Let’s Do It, Fat Joe’s Masterclass, and The Perez Hilton Show.

Amplify.ai

Acquired by Triller in December 2021, Truverse, Inc. dba Amplify.ai is the global leader in omni-channel conversational artificial intelligence. With more than 11 billion engagements across 600 million consumers and more than 100 global brands, including eBay, Samsung, and American Express, the Amplify.ai platform optimizes the customer journey to build custom audiences, drive purchasing decisions, and develop brand loyalty. This technology is integrated throughout the Triller ecosystem to provide users and brands with an array of powerful AI-based tools and analytics to enhance, track, and monetize their content through unique and personalized customer experiences.

Amplify.ai’s technology is incorporated into each piece of short-form and long-form content created within the Triller app or broader Triller ecosystem. As this content is shared across the internet and other social media platforms, advertisers gain visibility and control into where, when, and how their content is positioned in order to optimize engagement and performance. Amplify.ai’s end-to-end solutions also include conversational AI, comment moderation, and customer service integrations, which allow brands to build audiences and offer positive customer experiences while reducing the need for human agents.

Cliqz

In October 2021, Triller introduced Cliqz, a social messaging platform for the creator economy which uses a combination of ubiquitous short-messaging-service (“SMS”) and social media messaging. This revolutionary offering enables creators to build audiences from their social media followers that they can manage and control without the algorithmic limits found on most social media platforms. The platform has attracted a diverse set of creators including Dixie and Charlie D’Amelio, two of the most successful social media influencers, and popular consumer brands including Hulu and Doritos.

FITE

Launched in 2012 and acquired by Triller in July 2021, FITE is an industry leading transactional digital live streaming platform for sports and entertainment. The FITE network distributes free-to-air content, pay-per-view events, and subscription videos on-demand (“SVOD”). The service offers 15,000+ hours of videos on demand and streams 1,000+ live events per year to more than 5 million registered users worldwide.

Originally dedicated to combat sports (including boxing, mixed martial arts, and professional wrestling), FITE has been an industry leading global digital distributor for countless marquee events by HBO, Showtime, Fox, Top Rank/ESPN, WWE, Triller Fight Club, and more than 400 other publishers. To further develop Triller’s collection of long-form content and reach larger audiences, its programming has now expanded to include other sports and entertainment, such as tennis, basketball, and soccer – including acquiring the rights to CONMEBOL qualifiers for the 2022 FIFA World Cup.

Verzuz

Acquired by Triller in January 2021, Verzuz, is the brainchild of Swizz Beatz and Timbaland, two of the most successful and celebrated music producers of all time, who are now material equityholders of Triller and continue to provide executive leadership for the business unit. Verzuz is a cultural phenomenon that pits two celebrity artists or groups in a sequence of performance battles during each episode. These events have expanded from digital only to include live audiences and are streamed on TrillerTV, FITE TV, Instagram, Facebook, YouTube and Twitch.

Since its inception, Verzuz has generated more than 20 billion impressions, with some episodes totaling more than 5 million views and replays. High-profile artists who have appeared and performed in the series include Ashanti and Keyshia Cole, Young Jeezy and Gucci Mane, Brandy and Monica, Ludacris and Nelly, and Fat Joe and Ja Rule. Coined the “Verzuz Effect,” artists have seen an as much a 400% increase in music streaming following their performances, and popular media outlets such as Rolling Stone, Billboard, Complex, and BET regularly cover the battles with their own commentary.

Triller Fight Club

In November 2020, Triller hosted its first ever pay-per-view combat sports event, a boxing match between Mike Tyson and Roy Jones Jr. Triller streamed a documentary mini-series leading up to the fight on the app, and through an agreement with FITE, and handled distribution of the event through pay-per-view platforms and FITE. The event included a co-main event between internet celebrity Jake Paul and former NBA player Nate Robinson, music performances by acts such as Wiz Khalifa, and featured Snoop Dogg as a commentator. To achieve the highest level of production quality, twenty-one cameras and special lighting were placed throughout the Staples Center to provide audiences with a detailed 360-degree view of the event on their devices. The event earned the largest number of buys ever for FITE, resulting in its registered users increasing approximately 40%, and trending as the number one grossing app in the United States that weekend. The program was also the best-selling event of the year and launched Triller’s “high-end live events business” to reach audiences beyond core boxing fans.

Building on the first event’s success, Triller introduced Triller Fight Club in December 2020 as a boxing league consisting of a series of pay-per-view cards with “four-quadrant elements” carried over from the Tyson/Jones event. Hosted by Snoop Dogg (also an investor in Triller), the fights make headlines with music and entertainment celebrities, internet personalities, and professional athletes who enter the world of boxing. With award-winning musical artists, including The Black Keys, Diplo, Doja Cat, and Justin Bieber delivering live performances, as well as celebrity guest appearances and commentators, the events feature never-before-seen production quality and entertainment to bring a variety of new audiences into the Triller ecosystem.

Triad Combat

Triller Fight Club successfully launched Triad Combat, a new combat sport, in November of 2021 in Arlington, Texas. The first event was a tournament between boxing and MMA superstars, competing in a specially designed triangular ring called the “The Triad.” The inaugural Triad Combat was hosted by Nick Cannon and featured one of the biggest acts in musical history: Metallica.

TrillerFest

Triller introduced TrillerFest in April 2020 as a streaming music festival to raise money for the Recording Academy’s MusiCares coronavirus initiative and No Kid Hungry during the Covid-19 pandemic. The three-day event featured performances by Snoop Dogg, Marshmallow, Migos, Pitbull and 120 other artists to generate more than five million viewers worldwide.

Following the success of the first event, Triller organized a two-day TrillerFest concert in Miami in May 2021. As a hybrid event, fans could attend in-person for $10-$1000 per ticket or via pay-per-view streaming for $4.99 on FITE. The event was headlined by Lil Wayne, 2 Chainz, and Tyga.

Trillerverz and Trillerverz Subscriptions

Triller introduced Trillerverz in August of 2021 at Madison Square Garden in New York City, as the first ever combination of a multi-card sanctioned boxing event and a Verzuz music battle, featuring the famed New York rap groups Dipset and The Lox. The event sold out Madison Square Garden’s Hulu Theatre and attracted more than five million viewers online.

Trillerverz Subscriptions were introduced at this event providing a bundled subscription to watch both the boxing and music portions for $2.99 per month or $29.95 per year through the FITE platform.

Cross-Hype Syndication

Cross-Hype, which began as a feature in the Triller app to expand distribution of content to other platforms, was expanded in 2021 to help brands reach audiences that span multiple social platforms with a common measurement and engagement framework for consumer engagement outside of the walled-gardens of social media. This solution allows brands to reach specific audiences inside social media platforms including highly targeted followers of specific social media creators and influencers and to build retargetable audiences for that brand.

Triller NFTs

Triller introduced its NFT platform in April of 2021 with an auction of NFTs featuring iconic imagery from Triller Fight Club events spanning boxers, celebrities and musicians. In December of 2021, during Art Basel Miami, Triller introduced the first auction of NFTs associated with original physical artwork, featuring the works of world-renowned artists Jean-Michel Basquiat. Consistent with its iconic strategy of creating events that attract broad global audiences, the event featured musical performances from Busta Rhymes, French Montana and D-Nice and was heralded a “must-see” event at Art Basel.

Business Growth Opportunities

Triller is disrupting the creator and content economics by fixing the economic imbalance between creators and platforms. Triller believes creators deserve greater participation in the monetization of their content. Even during Triller’s infancy, its AI-powered platform is delivering superpowers to creators and brands. Triller continues to further this mission by enhancing its platform through strategic acquisitions that bring new technology to its customers. By bolstering its ecosystem with new capabilities, Triller has established multi-platform synergies that drive traffic, personalized engagement, and monetization for creators, artists, and brands. Triller believes it will significantly scale its partner relationships through its business growth opportunities.

Triller’s Competitive Strengths

Economic efficiencies of artificial intelligence

Triller’s investments in AI-powered tools for content development, content moderation, and audience management allows it to deliver a more robust solution at a lower price than current approaches.

Machine learning technology

Triller has been able to engage hundreds of millions of users to create one of the largest Natural Language Processing datasets in the world. The sophistication of Triller’s algorithms provide an opportunity to create compounded distance and differentiation against later entrants into the space.

A large, expanding and engaged user base

Millions of users interact with short form content on its social media platform or content that is enabled using its Cross-Hype technology on other social media platforms.

Positioned Where the Consumer is Going in Experiential Value

According to a study conducted by Expedia and The Center for Generational Kinetics, LLC, 74% of Americans place more value on experiences than products or things. A University of Texas at Austin research paper published in May 2020 found that consumers were happier when spending on experiences as opposed to material items. This trend has driven us to invest in its portfolio of events across sports, music, art and fashion.

Rising Importance of Social Influencers, Social Selling and Live Selling

Social influencers are increasingly tapped by global brands to enhance consumer awareness and to drive e-commerce sales. Additionally, live selling of products and services via short-form and long-form content has already exceeded $100 billion in China and is quickly growing in other parts of the world. Triller is uniquely positioned to enable this growing market.

Creating Asymmetric Risk / Reward Opportunities

Triller believes that the insights that it has gained from its unique position in the content ecosystem, social media and e-commerce transactions gives it access to a vast amount of information that reduces the risk of organic investment and mergers and acquisitions. Triller’s team, with the combined experience of executing more than $50 billion in transactional value in content and technology mergers and acquisitions gives it a unique ability to evaluate potential merger and acquisition opportunities and identify integration synergies and better explosive revenue growth potential. The executive officers, manager and board members of Triller have amassed decades of knowledge, experience and relationships, giving it unparalleled insights into markets and opportunities that enable it to construct incentive structures to attract successful entrepreneurs and visionaries to partner alongside it to form a successful collaboration.

Perpetual Demand for Premium Content

Triller’s platform allows it to participate in industries that are benefitting from increasing demand for content in all forms. Triller is positioned at the center of this demand through its owned entertainment and media properties, itsdistribution platforms and additional platforms where it is integrated. Triller operates across all genres and benefit regardless of how and where the demand for this content is fulfilled. Premium sports and entertainment content values have consistently appreciated as new distribution modes and technology broaden access and enhance the consumer experience. As digital video distribution services such as ESPN+, Disney+, Peacock, HBO Max, and others have proliferated in recent years, demand has surged with more than 500 original shows airing in 2019, compared to 288 in 2012, according to an industry study. Additionally, commercially successful movies and television programming have lasting resonance that drives consumption at release and over time across multiple points of purchase. The long tail of premium content has thereby enabled significant value creation to accrue to Triller as well as the artists and influencers with whom it partners.

AI-powered, Multi-Platform Advertising Tech and Marketing Tech Solutions

Triller provides display, audio and video advertising and measurement technology across its own and integrated distribution platforms. Its brand partners that engage in marketing, advertising and sponsorships, have the ability to leverage the social media accounts of thousands of creators, influencers and tastemakers on its platform to reach their coveted followers. With the benefits of AI and machine learning technologies, its partners can create, execute and optimize immersive brand experiences across the entire customer journey from awareness to purchase to loyalty programs. Triller believes it is well-positioned to continue to innovate in this market.

Triller’s Growth Strategies

Leverage Its Platform to Expand Globally and Increase Platform Productivity

Triller intends to continue leveraging its integrated global platform to maximize the growth potential of its business. The convergence of the sports, entertainment, live events, and digital technology ecosystems has expanded use cases, exposure and monetization opportunities for its intellectual property, content and experiences, and for its partners and clients. Triller believes that its integrated capabilities and global reach allow it to deepen relationships with existing clients, attract new clients and partners, and access proprietary acquisition and investment opportunities that contribute to its growth and strengthen its network.

Expand Its Experiential Offering

The concert, sports, and live entertainment categories have been increasingly prioritized over material goods by younger demographics. With a portfolio of multiple entertainment, media and technology platforms and experiences, Triller believes it is well positioned to take advantage of these continuing secular trends and create new offerings and investment opportunities.

Invest in Adjacent High Growth Industry Segments

Its global Triller platform has enabled it to enter new, fast-growing industry segments where it is able to leverage long-standing business partnerships and relevant commercial insights to accelerate scale. Many of its businesses have historically grown faster than their industry benchmark. Its 2019-2021 growth has been higher than the industry during the same time period as its platform allows it to identify areas of growth early and benefit from constant technological disruption. Its existing footprint helps to facilitate organic investment in new adjacent industry segments for example the expansion of the Verzuz brand from music battles to egaming battles. Triller expects to successfully execute upon these opportunities as they emerge in the future.

Emphasize Strategic Growth Through Mergers and Acquisitions on Its Unique Platform

Its disciplined mergers and acquisitions strategy has been focused on investing in intellectual property and acquiring capabilities for its global Triller platform. Triller has successfully completed six mergers and acquisitions since 2019: Triller, Inc., Amplify.ai, FITE, Halogen, Thuzio, and Verzuz. Triller will continue to invest in mergers and acquisitions to complement its internal capabilities and enhance the value of its network. Triller believes that a highly curated owned intellectual property asset base and global capabilities set further enhance the ecosystem connectivity that makes its platform the ideal home for numerous future acquisition targets that fit the profile of its investment strategy. Triller also will opportunistically seek to monetize and or dispose of certain assets, if needed.

Utilizing Technology to Enhance User/Subscriber Experience and Operate Efficiently

Triller utilizes proprietary technology developed in-house to measure and manage user acquisition, engagement and monetization. Triller believes these insights and methods will result in improved customer acquisition, retention and satisfaction.

Develop Innovative Marketing, Advertising and Commerce Products

Triller continues to develop advertising products that are compelling for its partners and clients without compromising the experience for its users. Triller will continue to innovate across its own platform and connected platforms to develop customized, cross-platform campaigns that deliver high impact brand experience that will continue to attract more partners and clients to its platform.

Expand Content Verticals

Triller’s journey that started with music has successfully expanded to sports, fashion, lifestyle and entertainment. Its AI-powered recommendation engine personalizes the content experience to better suit an individual user. Over the long term Triller thinks there is an opportunity to continue to expand to other types of content and experiences.

Triller’s Business and Industry Opportunity

Triller primarily operates in the North American live sports and digital media industry, and offers diverse products and offerings that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more unique interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

Although the COVID-19 pandemic shutdown many events, the top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Triller’s portfolio of content is well positioned to take advantage of this trend. Triller’s success depends on its ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of digital content. Potential risks to its expansion into digital media include costs to curate and produce events, as well as shifting customer preferences.

Triller believes its platform, which includes Triller Fight Club, Verzuz, TrillerTV, TrillerFest and Fite TV is at the core of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. Triller has the ability to create, procure and cultivate satisfying consumer content, all while successfully completing strategic acquisitions and further expanding itscapabilities.

E-Commerce Industry

Triller’s market includes the global e-commerce market, which is estimated to grow to $5 trillion dollars globally by 2022 according to the Global Ecommerce Update 2021 report. The U.S. online retail sales have been estimated to be approximately $886 billion in 2021, which represents a 16.2% increase from $762.68 million in 2020, according to the 2021 Ecommerce Market Report released by Digital Commerce 360. A primary growth driver for global e-commerce marketing spend has been the dramatic shift away from traditional brick-and-mortar commerce to e-commerce due to the COVID-19 pandemic but is expected to expand due to the convenience of online shopping and returns. In 2021, U.S. online sales increased 16.2% year over year and is estimated to continue to grow at a 14% rate in 2022 according to the 2021 Ecommerce Market Report by Digital Commerce 360. To capitalize on this growth and generate revenue, Triller will have to continue to innovate and offer marketers a set of unique capabilities across its open-garden platform that cannot be easily replicated elsewhere.

Content Spend (Film & TV) Industry

Triller’s market includes linear and digital media distributors. As of December 20, 2021, global content spend was expected to exceed $220 billion in 2021 according to Ampere Analysis, representing a 14% growth over the previous year. This increase has been driven by subscription video on demand platforms. Another growth driver for global content spend has been the dramatic expansion of the global OTT media industry. According to Ampere Analysis, subscription OTT services increased investment in content by 20% in 2021 to nearly $50 billion representing a growth of over 50% as compared to 2019. To capitalize on this growth and generate revenue, streaming services are both investing in original content and acquiring licensed content.

Experiences (Sporting Events, Concerts & Performing Arts Ticket Segments)

The sporting events, concerts, and performing arts segments are core to its live events, entertainment properties and experiences operations. Triller’s market constituents primarily include retail consumers, sponsors and corporate customers. The events ticket market has the potential to grow by $14.98 billion during 2021 to 2025 and is expected to grow at a compound annual growth rate (“CAGR”) of 6%, according to Technavio. This growth will be driven by the increasing use of mobile apps for booking tickets. The global sporting events segment, representing the largest segment of the global ticketing segment, reached $49 billion in 2019 and is expected to grow at a CAGR of 5% to $64 billion in 2024, largely driven by the increasing popularity of sports and rising consumer preferences for in-person events. While less substantial than sports, the performing arts ticket segment reached $9 billion in 2019 and is expected to grow at a CAGR of 4% to $11 billion in 2024, driven by growing demand for unique live art performances. According to the Bureau of Economic Analysis, average annual US consumer expenditure growth on experience-related services is 66% higher vs. goods (2014—2019). Additionally, according to data from the OECD, U.S. experiential spend grew 2.2 times faster than the real GDP from 1979 to 2019.

Media Rights Expenditure

Spending on media rights continues to be a significant component of revenues in the sports industry with rights values appreciating consistently over the past decade. Triller’s market constituents include linear and digital distributors, which acquire sports media rights and broadcast sports content. In 2021, the value of global sports media rights totaled $52.1 billion, a 16% increase from the previous year, according to Sports Business Consulting’s Global Media Report 2021. According to the Business Research Company’s report, the global sports market as a whole is expected to reach $556.1 billion in 2023 and grow at a CAGR of 8% from 2021. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth on the rights price tags. The contract values underpinning industry revenues are locked-in long-term, offering a high degree of visibility.

Marketing and Licensing

Triller is active in the global marketing and brand licensing industries, which based on the collective reported revenues of from IPG, WPP, Omnicom, and Dentsu totals approximately $45 billion, plus $15.8 billion reflecting the royalty revenue for brand owners per Licensing International’s 2020 Global Licensing Survey. Its market constituents include corporate clients seeking brand marketing or IP owners looking to license their brands its licensing work is closely attached to the global licensing industry. According to Licensing International’s survey, global sales revenue from licensed merchandise and services grew to 292.8 billion in 2019. The entertainment/character sector remained the leading market share category by far, accounting for $128.3 billion, or 43.8% of the total global licensing market, the second largest sector was corporate brands with $60.1 billion (20.5%) and sports licensing totaled $28.9 billion, (10%) as the fourth largest sector.

Digital Advertising and Marketing Automation

The digital ad market is expected to surpass $300 billion by 2025, according to Insider Intelligence, eMarketer. For 2022, ad spending across 16 media platforms is forecasted to reach $173 billion, according to BIA Advisory Services. Over half of the ad spending is anticipated to be focused on digital media, and within digital media spending $36.7 billion is anticipated to go to mobile ad spending for smartphones. Marketing technology and marketing automation are a growing trend. 51% of companies are currently using marketing automation and 58% of B2B companies plan to adopt such technology. According to Sales Fusion, 77% of business owners had an increase in conversion after using marketing automation software. Key trends in marketing automation for 2022 include personalized email automation, social media marketing automation, chatbots, and machine learning and AI.

SMS and Artificial Intelligence Marketing

SMS marketing allows businesses to reach consumers directly through their phones. There are 10.97 billion mobile connections and 3.9 billion smartphone users, accounting for 48.3% of the world’s population. 84% of consumers receive text messages from companies. Click through rates for SMS marketing is 19.3% (as compared to 4.2% for email marketing messages). It is expected that in 2022 SMS marketing spend will reach $247.510 billion, and in 2023 for 3.5 trillion SMS business messages to be sent. AI technology can be used in SMS marketing and more broadly across the technology marketing sphere. The AI market is anticipated to reach $190.61 billion globally by 2025 and is expected to generate revenues of $119 billion. 52% of high performing marketing teams are looking to increase their usage of artificial intelligence. Additionally, 83% of early adopters have seen either substantial (30%) or moderate (53%) economic growth.

Intellectual Property and Other Proprietary Rights

Triller considers intellectual property to be very important to the operation of its business and to driving growth in its revenues, particularly with respect to professional engagements, sponsorships, licensing rights, and media distribution agreements. Triller’s intellectual property includes the “TrillerVerz,” “Triller,” “Triller Fight Club,” “TrillerFest,” “Triller TV,” “Verzuz,” “FITE,” “Cliqz” and “Triller NFTs” brands in addition to the trademarks and copyrights associated with its content, events, and the rights to use the intellectual property of its commercial partners. Substantially all of its IP and owned assets that we acquire is protected by trademarks and copyright, whether registered or unregistered.

Competition

The entertainment, live event, sports, and content industries in which Triller participates are highly competitive. Triller faces competition from alternative providers of the services, content, and events Triller and its clients and owned assets offer and from other forms of entertainment and leisure activities. Triller faces competition from other live, filmed, televised and streamed entertainment, including competition from other companies in the media rights industry. Triller faces competition from sports leagues, associations, promotions, and events. For a discussion of risks relating to competition, see “Risk Factors—The markets in which Triller operate are highly competitive, both within the United States and internationally.”

Other Internet Companies

The market for online advertising is becoming increasingly competitive as advertisers are allocating increasing amounts of their overall marketing budgets to digital advertising. Triller competes for online advertisers with other internet companies, including major media companies, search engine companies and social media sites. Large internet companies with greater brand recognition, such as Facebook, Google, Tiktok, Snap and Twitter, have large direct sales staffs, substantial proprietary advertising technology, and extensive web traffic, and consequently enjoy significant competitive advantages.

Facilities

Triller’s corporate headquarters is located in Los Angeles, California. Triller has regional offices in New York, New York and Winter Park, Florida. Triller also has a presence in international markets including London (United Kingdom), Paris (France), São Paulo (Brazil), New Delhi (Noida) (India) and Sofia (Bulgaria).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TRILLER

Unless the context otherwise requires all references in this section to “Triller,” the “Company,” “we,” “us,” or “our” refer to the business of Triller Hold Co LLC and its subsidiaries prior to and after the closing of the merger.

The following discussion and analysis provide information which Triller’s management believes is relevant to an assessment and understanding of Triller’s consolidated results of operations and financial condition. The discussion should be read together with the audited consolidated financial statements and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section of this proxy statement/prospectus entitled “Information about Triller Hold Co” and the unaudited pro forma financial information as of and for the year ended December 31, 2021 (in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Combined Financial Information”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Triller’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.

Overview

Triller is an artificial intelligence (“AI”) platform for creators by creators, and one of the first “open garden” ecosystems to embrace decentralization as a leader of the movement to Web3 or decentralized web. Since launching in 2019, Triller has grown from a single mobile app to a portfolio of AI-powered services for creators and brands, spanning content creation, measurement, conversation and engagement, and monetization. Triller is an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content through its mobile app, streaming platform, and virtual and live events. Triller also produces music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same.

Rather than serving interruptive advertisements as a business model, its platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world. Every month, more than 750 million consumer interactions occur across Triller’s platforms and tools, and over 50 million consumers engage through its Cliqz SMS and social media messaging platform.

Today, Triller has combined six companies through acquisitions to create a technology platform that enables the creation, distribution, measurement, and monetization of content that is consumed digitally, in virtural worlds, and during live events and in an ecosystem. Triller consists of more than 200 employees across more than 10 countries.

The Triller ecosystem creates synergies across its portfolio to increase audience engagement and facilitate intimate interactions between creators, brands, and their customers. For example, Triller now brings together the diverse audiences attracted by Triller Fight Club and Verzuz into a single Triller event. By consolidating these events and broadcasting them on FITE and TrillerTV, Triller is able to drive better unit economics and amortize the cost of production, marketing, and merchandising. Triller can further monetize its live and virtual audiences through targeted consumer engagement, content moderation, and social selling driven by AI technology developed by Amplify.ai.

Consent-driven, first party data and insights gleaned from Triller, its creators, artists, and brands not only connect users across the internet with diverse and unique content, but also provide unprecedented opportunities for engagement and monetization. Triller has developed highly successful campaigns that begin with content and continue throughout the entire technology ecosystem with some of the biggest brands in the world, including Pepsi, McDonalds, Activision, DraftKings, L’Oreal, and many others.

Triller’s Business Model

Triller operates in two complementary business components: business-to-consumer (B2C) and business-to-business (B2B).

Triller’s B2C efforts are focused on tentpole events that expand its user base and create significant opportunities for its partners. It serves as a guiding light and inspiration for creators to produce, distribute and monetize content across, physical, digital, and virtual experiences. Triller’s B2C business is comprised of the Triller App, Verzuz live and streaming performances, Triller Fight Club, Trillerfest and associated merchandise. Triller’s B2C principal activities include the production, delivery and monetization of content. Principal revenues come from advertising, sponsorship, in-venue tickets, pay-per-view, and subscriptions.

The B2B business is focused on enabling Triller’s partners and customers to reach a global audience, create meaningful relationships, and engage with their constituents that drive their economic engine. Triller’s B2B business is primarily comprised of Fite TV, Amplify.ai, Thuzio, and Cliqz businesses. Triller’s B2B principal activities include the production, delivery, measurement and monetization of content and the enablement of consumer engagement, interaction, re-engagement and customer acquisition. Principal revenues come from revenue share, in-venue tickets, pay-per-view, and service fees generated from brands and enterprise-level customers.

Business Combination

Triller entered into a definitive agreement and plan of merger with SeaChange, a SEC registrant, on December 22, 2021. Upon the consummation of the proposed business combination, SeaChange will change its name to “TrillerVerz Corp.” The ticker symbol is expected to change from “SEAC” currently listed on Nasdaq to the new ticker symbol “ILLR”.

The business combination is expected to be accounted for as a reverse recapitalization, in accordance with GAAP. While the legal acquirer in the Merger Agreement is SeaChange, under the guidance in Accounting Standard Codification (“ASC”) 805, SeaChange is expected to be treated as the “acquired” company for financial reporting purposes. Triller is expected to be the accounting predecessor of the combined business, and SeaChange, as the parent company of the combined business, is the successor SEC registrant, meaning that its financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

The business combination is expected to have a significant impact on Triller’s future reported financial position and results of operations as a consequence of the reverse capitalization. Some of the most significant impact will come from the $18 million in cash and a $265 million increase to additional paid in capital brought on as a result of business combination. Triller expects to incur $38 million in transaction costs. Refer to the “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this prospectus for more information.

As a result of the business combination, Triller will become an SEC-registered and Nasdaq-listed company, which will require it to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Triller expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Coronavirus (“COVID-19”) Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, including significantly impacting the entertainment and sports industries as well as Triller’s business, results of operations, financial position and cash flows. The COVID-19 pandemic has resulted in various governmental restrictions, including the declaration of a federal national emergency, multiple cities’ and states’ declarations of states of emergency, restrictions to businesses deemed non-essential, quarantines, “shelter-in-place” orders, restrictions on travel, limitations on social or public gatherings, and other social distancing measures. These measures began to have a significant adverse impact on Triller’s business and operations beginning in March 2020, including the postponement or cancellation of in-person events and stoppages of entertainment productions, including film, television shows and music events, as well as reduced corporate spending on marketing, experiential and activation. In the future, any further impact to Triller’s business as a result of COVID-19 could result in impairments of goodwill, intangibles, long-term investments and long-lived assets.

In response to the COVID-19 pandemic, Triller’s implemented cost-savings initiatives across the organization, including reducing travel and expenses, reducing its marketing spend, and reducing certain other operating expenses, capital expenditures, and acquisition activity. Triller’s believes the actions it has taken and continue to implement will enhance its financial flexibility and provide it the ability to scale up quickly as the impact of the COVID-19 pandemic subsides. Triller’s product offerings that do not rely on in person events, such as its livestream events, may partially offset adversely impacted revenues. Triller’s continues to monitor the rapidly-evolving situation and guidance from international and domestic authorities, including federal, state and local public health authorities, and there may be developments outside its control requiring it to adjust its operating plan.

However, given the unprecedented uncertainty around the duration and severity of the impact on market conditions and the business environment, Triller’s cannot reasonably estimate the full impacts of the COVID-19 pandemic on its operating results in the future.

Factors Affecting Triller’s Financial Condition and Results of Operations

Triller’s financial condition and results of operations may not be comparable from period to period due to several factors. Key factors affecting its results of operations are summarized below.

Industry Landscape

Triller primarily operates in the North American live sports and digital media industry, and offers diverse products and offerings that compete for consumers’ time and disposable income. The rise of streaming, increased legalization of sports betting, increased competition from tech entrants, and continued viewership appeal attribute to the projected growth of live sports and digital media. This growth has also benefited from long-term shifts in consumer behavior, particularly in millennials, who continue to seek more unique interactive experiences that they can document and broadcast through social media. The film industry is also benefitting from growth in digital home viewing and premium movie-going experiences.

As Triller expands its service offerings, it expects to face significant competition from other established media and streaming companies, including broadcast networks, cable networks, satellite providers and OTT providers such as Netflix, Amazon, Hulu, HBO Max, Viacom CBS, and Comcast.

Although the COVID-19 pandemic shutdown many events, the top-earning musicians generated more of their income from touring than from any other source, according to Billboard. Triller’s portfolio of content is well-positioned to take advantage of this trend. Triller’s success depends on its ability to offer premium content through popular channels of distribution that meet the changing preferences of the broad consumer market and respond to competition from an expanding array of facilitated by technological developments in the delivery of digital content. Potential risks to its expansion into digital media include costs to curate and produce events, as well as shifting customer preferences.

Triller believes its platform, which includes Triller Fight Club, Verzuz, TrillerTV, TrillerFest and Fite TV is at the core of the entertainment, sports, and content ecosystem, and is highly responsive to changing consumer preferences and industry trends. Triller has the ability to create, procure and cultivate satisfying consumer content, all while successfully completing strategic acquisitions and further expanding its capabilities.

Acquisitions

A key component of its growth strategy is to utilize the breadth and scale of its platform to identify attractive opportunities to either enhance its existing businesses or grow its portfolio of owned assets. Triller’s technology platform and decades of media industry insights allow it to identify new industry trends and related acquisition opportunities, and Triller often benefits from inbound and proprietary opportunities. Triller has a core competency in evaluating and integrating these acquisitions with a disciplined approach.

Recent acquisitions and future acquisitions may make it more difficult to evaluate its performance period over period. Triller has significant goodwill and intangible assets from prior acquisitions. The amortization of definite-lived intangibles assets will continue to adversely impact its results of operations. Future acquisitions may increase such goodwill and intangible asset balances, further adversely impacting its results of operations. Triller remains focused on executing its long-term goals and objectives, which include integrating its acquisitions and continuing to seek opportunities to further enhance its Triller platform.

Market and Economic Conditions

Triller’s business depends on the ability to successfully host entertainment events which are affected by corporate and discretionary consumer spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as pandemics (e.g., COVID-19), unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact Triller’s operating results. While consumer and corporate spending may decline at any time for reasons beyond Triller’s control, the impacts on its results of operations become more acute in periods of a slowing economy or recession, which may be accompanied by changes in corporate sponsorship and advertising and decreases in attendance at its live events. During periods of reduced economic activity, many consumers have historically reduced their discretionary spending and advertisers have reduced their sponsorship and advertising expenditures, which can result in a reduction in sponsorship opportunities. A prolonged period of reduced consumer or corporate spending (including as a result of the continued COVID-19 pandemic) could have an adverse effect on Triller’s business, financial condition and results of operations.

Furthermore, changes in public and individual consumer tastes and preferences and industry trends could reduce demand for Triller’s services and content offerings and adversely affect its business. Triller’s ability to generate revenue from discretionary spending on entertainment and sports events and corporate sponsorships and advertising, is subject to many factors that are beyond its control, such as consumer preference. While Triller is continuing to assess the efficiency of its marketing and promotion activities, its limited operating history and the relative novelty of the online sports and other livestreaming events makes it difficult for Triller to predict when it will achieve its longer-term profitability objectives.

Seasonality

Triller’s operating results are not materially affected by seasonal factors. However, Triller may produce several large-scale premier events throughout the year, including Verzuz Live Battles and FiteTV programming, which result in increased revenues and expenses during the periods in which these events occur. However, given the scale, breadth, and diversity of its clients and portfolio of assets, Triller is not dependent on any one single client. For example, Verzuz Live Battles and FiteTV events take place on a monthly basis. Because Triller’s results may vary significantly from quarter-to-quarter or year-to-year, its financial results for one quarter or one year cannot necessarily be compared to another quarter or year and may not be indicative of its future financial performance in subsequent quarters or years.

Investing in Growth While Driving Long-Term Profitability

Triller has a strong track record for delivering a highly innovative, strongly differentiated and scalable platform to consumers, creators, content partners and brands around the world. Triller remains committed to delivering market-leading technology that creates a strong return on investment for its creator partners and brand customers. Maintaining Triller’s software solution leadership is imperative to its growth plan and Triller intends to continue making significant investments in research and development to improve and expand its platform, software solutions, in addition to investments in its platform infrastructure.

Furthermore, Triller’s sales and marketing efforts are a key component of its growth strategy. Triller’s investments in this area have enabled it to build and sustain its customer base while creating long-term customer relationships. In fiscal 2021, Triller’s sales and marketing investments decreased, primarily due to a reduction in spending as a result of the COVID-19 pandemic. Triller plans to continue to invest in its sales and marketing efforts to grow its sales capacity, expand globally, grow its strategic partnership programs, and strengthen its customer success organization.

Triller’s expects to continue to invest in technology, product, and marketing innovation, while balancing driving growth with long-term margins.

Components of Results of Operations

Revenue

Triller derives its revenues primarily from events and brand sponsorship. Its event revenues consist principally of fees from media rights, ticket sales, subscriptions, licensing, and pay-per-view. Its event revenues are generally recognized when events occur. Its brand sponsorship revenues include services provided for brand promotion campaigns. Brand sponsorship revenue is generally recognized as advertisements are viewed if on the Triller App or when events occur when sponsorship is of a specific event.

Cost of Revenue

Cost of revenue include costs of live events & media entertainment, as well as brand sponsorships revenue.

Its event cost of revenue is primarily comprised of fees paid to performance and agency contracts, including media rights costs, including music, hosting infrastructure and data center operations, as well as other license and royalty fees paid to third party customer support personnel salaries and other related costs, and amortization of acquired intangibles. This also includes costs to host the physical events, including staffing, materials, merchandise for sale, social media influencers, and performers including boxers or influencers. Triller also incurs costs related to support and development of its mobile application as they relate to revenue.

Triller’s cost of brand sponsorship revenue is primarily comprised of personnel-related expenses for its customer implementation teams and contractors, including salaries and other related costs, and service fees paid to third parties.

Operating Expenses

Depreciation and amortization

Depreciation and amortization expenses consist primarily of amortization expenses related to Triller’s intangible assets, such as trademarks, in-process technology, and capitalized software.

Unit-based Compensation

Unit-based compensation expenses consist primarily of expenses related to warrants and stock options issued by Triller. The fair market value of these equities is determined using the Black-Sholes option pricing model. The value of the equities are then expensed over the service/vesting period, in accordance with ASC 718, Compensation – Stock Compensation.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs and related expenses, travel and related costs, and brand and creative services which it amortizes over time. These expenses also include expenditures related to advertising, marketing, promotional events and brand awareness activities, as well as allocated overhead.

Research and Development

Research and development expenses consist primarily of personnel costs and related expenses, as well as 3rd party tools and labor. Triller continues to focus its research and development efforts on adding new features and products and increasing the functionality and enhancing the ease of use of its existing products. Triller capitalizes the portion of its software development costs that meets the criteria for capitalization under ASC 350-40, Internal Use Software.

General and Administrative

General and administrative expenses consist primarily of personnel costs and related expenses for its administrative, legal, human resources, information technology, finance and accounting employees, and executives. Additionally, general and administrative expenses include professional service fees, insurance premiums, and other corporate expenses that are not allocated to the above expense categories.

Other Income (Expense), net

Other income (expense) consists primarily of expenses such as forgiveness of debt and loss on warrant revaluation and fair value adjustments to contingent consideration from acquisitions.

Provision for Income Taxes

Triller estimates its current tax expense together with assessing temporary differences resulting from differing treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on its consolidated balance sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in its consolidated statements of operations become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, the realization of its deferred tax assets is dependent on future taxable income against which these deductions, losses, and credits can be utilized.

Triller evaluates the realizability of its deferred tax assets and recognizes a valuation allowance when it is more likely than not that a future benefit on such deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in its consolidated statements of operations and comprehensive loss. Its judgment is required in determining the valuation allowance recorded against its net deferred tax assets.

Triller recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Triller recognizes interest and penalties related to uncertain tax positions in its provision for income taxes.

Proforma Results of Operations and Comprehensive Loss

In 2021, Triller made a strategic decision to reduce its large capital investments in producing marquee events such as the Tyson/Jones fight which generate one-time revenue. Instead, Triller made a strategic capital allocation decision to focus on a few important acquisitions. Instead of one-time revenue, these acquisitions enable robust recurring revenue for the Company and substantially reduce its expenses. For example, as a commercial partner, FITE was paid a substantial portion of the revenue of the Tyson/Jones event in the form of revenue share. Post the acquisition of FITE, the operating expenses around all our streaming events have been substantially reduced and in addition, the FITE platform has enabled significant expansion of our B2B business offering and revenues. Similarly, with the acquisition of Amplify.ai, we realize better margins around customer acquisition and marketing of Triller events and also added attractive, recurring revenue generating offerings to our B2B business. The following Proforma financial information reflects the 2021 results as if all acquired companies were owned by Triller as of January 1, 2021. Management believes this is the best representation of Triller’s business that has been built through a combination of a strategic acquisitions and organic investment in its existing business.

Comparison of the Years Ended December 31, 2021 Pro Forma and 2020

The following table sets forth our results of operations for the years ended December 31, 2021Pro Forma and 2020:

	Year Ended December 31,
(In Thousands)	2021	2020	$ Change	% Change
Revenue:	$81,857	$66,224	$15,633	24%
Operating costs and expenses
Cost of revenues	294,863	53,458	241,405	452%
Research and development	10,574	4,907	5,667	115%
Selling and advertising	67,286	20,201	47,085	233%
General and administrative	469,396	30,433	438,963	1442%

Total operating expenses	842,119	108,999	733,120	673%
Total operating loss	(760,262)	(42,775)	(717,487)	1677%
Other income (expense), net	(67,481)	(32,621)	(34,860)	107%

Net loss before income taxes	(827,743)	(75,396)	(752,347)	998%
Provision for income taxes	16,828	—	16,828	0%

Net loss	$(810,915)	$(75,396)	$(735,519)	976%

The following table sets forth the components of our statements of operations data, for each of the periods presented, as a percentage of revenue.

	Year Ended December 31,
(In Thousands)	2021	2020
Revenue:	—%	—%
Operating costs and expenses
Costs of revenues	360%	81%
Research and development	13%	7%
Selling and advertising	82%	31%
General and administrative	573%	46%

Total operating expenses	1029%	165%
Total operating loss	-929%	-65%
Other income (expense), net	-82%	-49%

Net loss before income taxes	-1011%	-114%
Provision for income taxes	21%	0%

Net loss	-991%%	-114%%

Comparison of the Years Ended December 31, 2021 and 2020

The following table sets forth Triller’s results of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
(In Thousands)	2021	2020	$ Change	% Change
Revenue:	$62,883	$66,224	$(3,341)	-5%
Operating costs and expenses
Cost of revenues	283,796	53,458	230,338	431%
Research and development	8,984	4,907	4,077	83%
Selling and advertising	56,885	20,201	36,684	182%
General and administrative	418,556	30,433	388,123	1275%

Total operating expenses	768,221	108,999	659,222	605%
Total operating loss	(705,338)	(42,775)	(662,563)	1549%
Other income (expense), net	(65,460)	(32,621)	(32,839)	101%

Net loss before income taxes	(770,798)	(75,396)	(695,402)	922%
Provision for income taxes	1,088	—	1,088	0%

Net loss	$(769,710)	$(75,396)	$(694,314)	921%

The following table sets forth the components of Triller’s statements of operations data, for each of the periods presented, as a percentage of revenue.

	Year Ended December 31,
(In Thousands)	2021	2020
Revenue:	-%	-%
Operating costs and expenses
Costs of revenues	451%	81%
Research and development	14%	7%
Selling and advertising	91%	31%
General and administrative	666%	46%

Total operating expenses	1222%	165%
Total operating loss	-1122%	-65%
Other income (expense), net	-104%	-49%

Net loss before income taxes	-1226%	-114%
Provision for income taxes	2%	0%

Net loss	-1224%%	-114%%

Revenue

Revenue increased by $15.6 million, or 24%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in revenue was primarily attributable to a change in revenue mix with one major event in 2020 driving revenue while a more diversified revenue mix in 2021 made up of more smaller events coupled with growth from acquisitions.

Cost of Revenue

Cost of revenue increased by $241.4 million, or 452%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase in production costs related to more events, an increase to compensation expense (including stock compensation) related to cost of revenues, higher musical talent and licensing fees, an increase in IT-related costs and the impact of acquisitions.

Research and Development

Research and development expenses increased by $5.6 million, or 115%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to ongoing investment in software and technology related to Triller’s business to business and business to consumer offerings.

Selling and Advertising

Selling and advertising expenses increased by $47.0 million, or 233%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020. Substantially all of the increase was attributable to an overall increase in marketing spend related to events, talent, and brand building in 2021.

General and Administrative

General and administrative expenses increased by $438.9 million, or 1442%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to a $380 million increase in stock-based compensation expense and compensation expense allocated to G&A.

Other Income (Expense)

Other expense increased by $34.9 million, or 107%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020. This increase was driven primarily by an increase to the loss on warrant revaluation.

Income Tax Provision

Income tax benefit was $1 million for the year ended December 31, 2021 after having been $0 for the year ended December 31, 2020. For the period ending December 31, 2020, Triller had a full valuation allowance and was not able to benefit from any of the pre-tax loss, resulting in zero tax expense. For the period ending December 31, 2021, Triller was able to realize a portion of the current year losses for certain legal entities that were acquired in the current year and have a net deferred tax liability, resulting in a tax benefit of $1 million.

Net Loss

Net loss increased by $735.5 million, or 976%, for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020, for the reasons discussed above.

Non-GAAP Financial Measures

In addition to its results of operations determined in accordance with GAAP, Triller believes the following non-GAAP measures are useful in evaluating its operational performance. These measures have limitations as analytical tools and when assessing its operating performance and should not be considered in isolation or as a substitute for GAAP measures. Triller may calculate or present its non-GAAP financial measures differently than other companies who report measures with the similar titles and, as a result, the non-GAAP measures it reports may not be comparable with those of companies in its industry or in other industries.

Triller believes that Adjusted EBITDA, which is a non-GAAP measure, is useful in evaluating its operational performance. Triller uses this non-GAAP financial measure to evaluate its ongoing operations and for internal planning, budgeting and forecasting purposes. Triller believes that non-GAAP financial information, may be helpful to investors in assessing its operating performance and comparing its performance with competitors and other comparable companies, which may present similar non-GAAP financial measures to investors. Its computation of this non-GAAP measure may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. Triller endeavors to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. The non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss, adjusted for interest expense, income taxes, depreciation and amortization, fair value adjustments and non-recurring expenses, such as acquisition expenses.

Triller believes that Adjusted EBITDA, as defined above, is useful in evaluating its operational performance distinct and apart from financing costs, certain expenses and non-operational expenses. Additionally, Triller believes that Adjusted EBITDA and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance within an industry. Many users of the financial statements consider Adjusted EBITDA a more accurate reflection of a company’s worth because it adjusts for one time or non-recurring costs.

Adjusted EBITDA is intended as supplemental measures of Triller’s performance that is neither required by, nor presented in accordance with GAAP. In addition, Triller’s presentation of these measures should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items.

The following table reconciles net loss, the most directly comparable financial metric, calculated and presented in accordance with GAAP to the non-GAAP measure Adjusted EBITDA for the Pro Forma year ended December 31, 2021 compared to the year ended December 31, 2020.

	Year Ended December 31,
(In Thousands)	2021	2020
Net Loss	$(810,915)	$(75,396)
Adjusted for:
Depreciation and amortization	9,700	1,877
Interest income (expense)	776	1,333
Income tax (benefit) provision	1,088	—

EBITDA	$(799,351)	$(72,186)
Stock compensation expense	496,137	13,198
Transaction-related costs(1)	4,861	70
Loss on remeasurement of warrant liabilities(2)	65,227	31,288
Loss on remeasurement of Milestone payment – Verzuz(3)	1,565	—
Loss on remeasurement of Milestone payment – Thuzio(3)	25	—

Adjusted EBITDA	$(231,536)	$(27,630)

(1)	Acquisitions costs incurred in relation to the acquisitions of Verzuz, FiteTV, Thuzio, and Amplify.ai totaling approximately $4.9 million.
(2)	Remeasurement loss on warrants issued
(3)	Loss related to the present value of consideration from Verzuz and Thuzio acquisitions

Adjusted EBITDA decreased $203.9 million, or 738%, for the Pro Forma year ended December 31, 2021, compared to the year ended December 31, 2020. This decrease was driven by ongoing investment in the Company’s business to business and business to consumer offerings, an increase in the number of hosted events, increase in our customers and ongoing investment in headcount due to scaling the business.

The following table reconciles net loss, the most directly comparable financial metric, calculated and presented in accordance with GAAP to the non-GAAP measure of Adjusted EBITDA.

	Year Ended December 31,
(In Thousands)	2021	2020
Net Loss	$(769,710)	$(75,396)
Adjusted for:
Depreciation and amortization	9,132	1,877
Interest income (expense)	44	1,333
Income tax (benefit) provision	1,088	—

EBITDA	$(759,471)	$(72,186)
Stock compensation expense	496,137	13,198
Transaction-related costs(1)	4,861	70
Loss on remeasurement of warrant liabilities(2)	65,227	31,288
Loss on remeasurement of Milestone payment – Verzuz(3)	1,565	—
Loss on remeasurement of Milestone payment – Thuzio(3)	25	—

Adjusted EBITDA	$(191,656)	$(27,630)

(1)	Acquisition costs incurred in relation to the acquisitions of Verzuz, FiteTV, Thuzio, and Amplify.ai totaling approximately $4.9 million.
(2)	Remeasurement loss on warrants issued
(3)	Loss related to the present value of consideration from Verzuz and Thuzio acquisitions

Adjusted EBITDA decreased $164.0 million, or 594%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This decrease was driven by ongoing investment in Triller’s business to business and business to consumer offerings, an increase in the number of hosted events, increase in its customers and ongoing investment in headcount due to scaling the business.

Liquidity and Capital Resources

Overview

Since its inception, Triller has generated negative cash flows from operations and has financed its operations primarily through the sale of its equity securities and payments received from its customers.

Triller’s future capital requirements will depend on many factors, including, but not limited to the rate of its growth, its ability to attract and retain customers and their willingness and ability to pay for its products and services, and the timing and extent of spending to support its efforts to market and develop its products. Further, Triller may enter into future arrangements to acquire or invest in businesses, products, services, strategic partnerships, and technologies. As such, Triller may be required to seek additional equity or debt financing. Triller cannot assure you that seeking additional equity or debt financing, its cash flows from operations, and its cash and cash equivalents will be sufficient to meet its working capital requirements and to meet its commitments in the foreseeable future.

Triller believes that its cash on hand following the consummation of the Business Combination will be sufficient to meet its working capital and capital expenditure requirements for a period of at least twelve months from the date of this proxy statement/prospectus. Triller may raise additional capital through secondary public offerings or debt financings. The amount and timing of its future funding requirements, if any, will depend on many factors, including the pace and results of its research and development efforts. Triller may be unable to obtain any such additional financing on reasonable terms or at all.

Cash Flows

The following table summarizes our cash flows for the Pro Forma year ended December 31, 2021 and the year ended December 31, 2020 (in thousands):

	Year Ended December 31,
(In Thousands)	2021	2020
Net cash provided by (used in) operating activities	$(175,843)	$(51,977)
Net cash provided by (used in) investing activities	(43,667)	(7,044)
Net cash flows provided by (used in) financing activities	238,181	74,066

Net increase in cash and cash equivalents	$18,670	$15,045

The following table summarizes Triller’s cash flows for the years ended December 31, 2021 and 2020 (in thousands):

	Year Ended December 31,
(In Thousands)	2021	2020
Net cash provided by (used in) operating activities	$(174,317)	$(51,977)
Net cash provided by (used in) investing activities	(43,615)	(7,044)
Net cash flows provided by (used in) financing activities	235,083	74,066

Net increase in cash and cash equivalents	$17,151	$15,045

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was $175.8 million and $51.9 million for the Pro Forma years ended December 31, 2021 and 2020, respectively. The change in the cash used by operating activities was primarily driven by ongoing investment in scaling the business including growth in overhead and building the Company’s brand, an increase in the number of events hosted, higher music licensing costs and various one-time costs. Timing of cash collections is also impacted from longer payment times with certain pay-per-view providers and brand sponsors.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $43.7 million and $7.0 million for the Pro Forma years ended December 31, 2021 and 2020, respectively. Net cash used in investing activities for the years ended December 31, 2021 and 2020 was driven by the completion of a number of acquisitions in 2021, namely Verzuz, Fite TV, Thuzio and Truverse.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $238 million and $74.0 million for the Pro Forma years ended December 31, 2021 and 2020, respectively. Net cash provided by financing activities for the years ended December 31, 2021 and 2020 was driven by ongoing capital raised as part of the Series B fundraising along with initial subscriptions to the Convertible Note (see “Debt and Financing Arrangements”).

Debt and Financing Arrangements

Triller issued $10.0 million aggregate principal amount of 7.50% convertible promissory notes to certain investors (the “Convertible Notes”). If the Convertible Notes have not been converted within 5 years from their issuance, Triller will begin repayment of the principal and associated interest starting on the 7th anniversary of the Convertible Notes issuance. See Note 8, Debt, in the Notes to the Consolidated Financial Statements for further information on the Convertible Notes.

Critical Accounting Policies and Estimates

Triller’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). Preparation of its financial statements in conformity with GAAP requires it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. On an ongoing basis, Triller evaluates its estimates and assumptions. Actual results may differ from these estimates under different assumptions or conditions. Triller believes that the assumptions and estimates associated with the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; the capitalization of costs related to internally developed software; impairment of its long-lived assets; and income taxes have the greatest potential impact on its consolidated financial statements. Accordingly, these are the policies Triller believes are the most critical to aid in fully understanding and evaluating its consolidated balance sheets, results of operations, and cash flows.

Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations, Including Fair Value Estimates of Intangible Assets

Triller estimates the fair value of assets acquired and liabilities assumed in a business combination. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates.

Goodwill is tested for impairment at a minimum on an annual basis, as well as upon an indicator of impairment. Goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then quantitative assessment is performed to compare the reporting unit’s carrying value to its fair value. Alternatively, Triller is permitted to bypass the qualitative assessment and proceed directly to performing the quantitative assessment. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is based on a discounted cash flow model involving several assumptions.

Contingent consideration arrangements are recognized at their acquisition date fair value and included as part of purchase price at the acquisition date. These contingent consideration arrangements are classified as liabilities and are remeasured to fair value at each reporting period, with any change in fair value being recognized in “General and administrative expense” in the consolidated statement of operations and comprehensive loss. The estimated fair value of the contingent consideration is based primarily on estimates of meeting the applicable contingency conditions as per the terms of the applicable agreements.

Fair Value of Unit-Based Compensation

Triller accounts for stock-based compensation expense in accordance with the fair value recognition and measurement provisions of GAAP, which require compensation cost for the grant-date fair value of unit-based awards to be recognized over the requisite service period. Triller determines the fair value of stock-based awards granted or modified on the grant date or modification date using appropriate valuation techniques.

Service-Based Vesting

Triller has granted certain awards, consisting of warrant and option awards, that vest based upon a service condition. Triller uses the Black-Scholes option pricing model to determine the fair value of the awards granted. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common units, the expected term of the award, the expected volatility of the price of the common units, risk-free interest rates, and the expected dividend yield of the common units. The assumptions used to determine the fair value of the awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment, if different assumptions had been used, unit-based compensation expense could have been materially different from the amounts recorded. Triller does not estimate forfeitures and records them when they occur.

Performance-Based Vesting

Triller also grants service provider units (“SPUs”) that vest upon the satisfaction of both a service condition and a performance condition. Triller determines the grant-date fair value of the SPUs based on the fair value of its common units at the grant date and expenses over the requisite service period. These inputs are subjective and generally require significant analysis and judgment to develop.

The service-based vesting condition for the majority of the SPUs is satisfied over one to three years. The performance-based vesting condition for the SPUs is based on the enterprise value of the Company. Additionally, the majority of these awards provide for forfeiture of unvested SPUs if certain unauthorized transfers of the holder’s securities in Triller occur.

As of December 31, 2021, and 2020, all SPUs with a performance-based vesting condition have met their performance-based vesting requirement.

For additional information around the Company’s stock-based compensation plans, refer to Note 7, Unit-based Compensation, within the audited consolidated financial statements included elsewhere in this filing.

Internally Developed Software

Triller accounts for the cost of software that is developed or obtained for internal use pursuant to ASC Topic 350-40, Intangibles, Goodwill and Other — Internal-Use Software. Qualifying costs incurred to develop internal-use software are capitalized when (i) the preliminary project stage is completed, (ii) management has authorized further funding for the completion of the project and (iii) it is probable that the project will be completed and performed as intended. These capitalized costs include salaries for employees who devote time directly to developing internal-use software and external direct costs of services consumed in developing the software. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Triller amortizes capitalized internally developed software costs over an estimated useful life using the straight-line method. The determination of the estimated useful life requires management’s judgement. Capitalized costs related to internally developed software were $14.1 million and $6.5 million for the years ended December 31, 2021 and 2020, respectively.

Impairment of Intangible Assets with Definite Lives and Other Long-Lived Assets

Triller evaluates intangible assets with definite lives and other long-lived assets whenever events or changes of circumstance indicate that the carrying amounts may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset or asset group to future undiscounted net cash flows expected to be generated. Triller groups assets for purposes of such review at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of the other groups of assets and liabilities. If this comparison indicates impairment, the amount of impairment to be recognized is calculated as the difference between the carrying value and the fair value of the asset or asset group.

Unforeseen events, changes in circumstances and market conditions and material differences in estimates of future cash flows could adversely affect the fair value of its assets and could result in an impairment charge. Fair value can be estimated utilizing a number of techniques including quoted market prices, prices for comparable assets, or other valuation processes involving estimates of cash flows, multiples of earnings or revenues, and Triller may make various assumptions and estimates when performing its impairment assessments, particularly as it relates to cash flow projections. Cash flow estimates are by their nature subjective and include assumptions regarding factors such as recent and forecasted operating performance, revenue trends and operating margins. These estimates could also be adversely impacted by changes in federal, state, or local regulations, economic downturns or developments, or other market conditions affecting its industry. Triller has not recorded any impairment to intangible assets or other long-lived assets during the years ended December 31, 2021 and 2020.

Income Taxes

Triller utilizes the asset and liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under current tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is an estimate that is subject to change based on tax laws that restrict the future use of deductible differences, and as such, may vary materially based on future tax laws. Triller regularly reviews its tax positions and benefits to be realized. Triller recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will be recognized only if it is more likely than not to be sustained. Triller recognizes interest and penalties related to income tax matters as income tax expense.

Qualitative and Quantitative Disclosures about Market Risk

Triller is exposed to market risks in the ordinary course of its business, which primarily relate to fluctuations in interest rates and inflation.

Interest Rate Risk

Triller holds cash and cash equivalents for working capital purposes. Triller’s investment policy and strategy are focused on the preservation of capital and supporting its liquidity requirements. Triller has not entered into investments for trading or speculative purposes. As of December 31, 2021, Triller had cash and cash equivalents of $31.0 million, consisting of operating accounts which are not affected by changes in the general level of U.S. interest rates.

Inflation Risk

Triller does not believe that inflation has had a material effect on its business, results of operations, or financial condition. If its costs were to become subject to significant inflationary pressures, Triller may not be able to fully offset such higher costs through price increases. Triller’s inability to do so could harm its business, results of operations and financial condition.

Accounting Pronouncements Not Yet adopted

For information on recently issued accounting pronouncements that may be relevant to its operations but have not yet been adopted are outlined, refer to Note 2, Summary of Significant Accounting Policies within the audited consolidated financial statements appearing elsewhere in this S-4.

MANAGEMENT FOLLOWING THE MERGER

Pursuant to the Merger Agreement, SeaChange and Triller expect that immediately following the closing of the merger, the combined company will have a seven member board of directors, all of whom will be designated appointees by Triller. All of the members of the current board of directors of SeaChange will resign in connection with the effectiveness of the merger.

The following table provides information regarding executive officers and directors of the combined company as of the effective time of the merger. The executive officers of the combined company will be elected by, and will serve at the discretion of, the combined company’s board of directors.

Name	Age	Position
Executive Officers
Mahinda de Silva	56	Chief Executive Officer, Director, and Chairman of the Board
Paul Kahn	52	Chief Financial Officer, Secretary
Mike Lu	41	President and Director
Joseph Smarr	41	Chief Technology Officer

Non-Employee Directors
Ryan Kavanaugh	47	Director
Bobby Sarnevesht	46	Director
Carl Dorvil	38	Director
Frank Schilling	52	Director
Adel Ghazzawi	51	Director

Family Relationships

There are no family relationships among any of the directors or executive officers.

Executive Officers

Mahinda de Silva has served as Triller, Inc.’s Chief Executive Officer and Triller’s and Chairman of the Board since April 2021 and as a member of Triller’s board of directors since October 2019. He was previously Chief Executive Officer and Chairman of the Board for Amplify.ai before the company was acquired by Triller. He also served as Chairman of the Board of Directors at Noventis Inc, which was acquired in 2019 by WEX Inc (NYSE:WEX). Mr. de Silva has been a strategic advisor to Opera Software, ASA, and Chief Executive Officer of Opera Mediaworks Inc., the largest subsidiary of Opera Software. Mr. de Silva also served on the leadership team at VeriSign (NASDAQ:VRSN) for ten years. Mr. de Silva is the author of seven U.S. patents in Image Processing, Object Oriented Programming, Security, Electronic Payments, Advertising, Messaging and Artificial Intelligence. TrillerVerz believes that Mr. de Silva is qualified to serve as Chairman of the board based on the perspective and experience he brings as the chief executive officer of Triller, Inc. and former board member of other public companies.

Paul Kahn has served as Triller’s and Triller, Inc.’s Chief Financial Officer and Triller’s Secretary since January 2021. Prior to joining Triller, Mr. Kahn was the Chief Financial Officer of Warner Chappell Music and sat on its Finance Transformation steering committee. Prior to Warner Chappell, Mr. Kahn spent two years as Senior Vice President of Viacom (NASDAQ:VIAC) and six years as Chief Financial Officer of EMI Music North America. Mr. Kahn was also Chief Financial Officer of Primedia’s Business Information Group and General Partner of Himalaya Capital. He began his career as a Senior Auditor with Ernst & Young. Mr. Kahn holds a BS degree from Binghamton University and an MBA from Columbia Business School.

Mike Lu is the President of Triller,Inc. and a Director of Triller and Triller, Inc. He has over 16 years of product and technology experience working in mobile/social games and online media. Mike was the co-founder of Fusion8, which was acquired by popular social media company RockYou in of 2016. He was previously the Vice President of Product at GREE. Before mobile, Mike was one of the first employees at YuMe (NYSE:YUME), an online video advertising technology company. Mr. Lu is also a restaurateur working with notable chefs like Dominique Crenn of Atelier Crenn. TrillerVerz believes Mr. Lu is qualified to serve as a member of its board due to his proven track record as an entrepreneur and his successful history in product, technology, and social media.

Joseph Smarr joined Triller as its Chief Technology Officer in November 2021. He was previously the Principal Software Engineer at Google and worked on natural language understanding for the Google Assistant. Previously, Mr. Smarr worked on Google Photos (co-creator of its stories feature) and was a founding technical lead of Google+. Before that, he was Plaxo’s Chief Technology Officer, where he led their initiative to open up the social web. He has served on the Board of Directors of the OpenID Foundation and OpenSocial Foundation. Mr. Smarr has BS and MS degrees from Stanford University in Symbolic Systems.

Non-Employee Directors

Ryan Kavanaugh has served as a board member of Triller since August 2019. Mr. Kavanaugh is the Founder of Proxima Media and a sports agency known today as Independent Sports & Entertainment. He also created and sold the television company now known as Critical Content, which produced shows for MTV and CBS. Mr. Kavanaugh has produced, distributed, and/or structured financing for more than 200 films, generating more than $20 billion in worldwide box office revenue and earning 60 Oscar nominations. Mr. Kavanaugh has been recognized by Variety’s Producer of the Year Award, The Hollywood Reporter’s Leadership Award, Fortune’s 40 Under 40 Most Influential People in Business, Forbes’ Future 400, and the 100 Most Influential People in the World by Vanity Fair. He also served on the boards of several charitable foundations, including the Sheriff’s Youth Foundation and Cedars-Sinai’s Board of Governors, and served as the Chairman of Art of Elysian. TrillerVerz believes Mr. Kavanaugh is qualified to serve as a member of its board due to his extensive experience in entertainment production and distribution.

Bobby Sarnevesht has served as Triller’s Executive Chairman since August 2019. He has been a Partner at Proxima Media, a firm which has financed more than 400 films, since February 2018. He was a Partner for BASM, a health care surgical management company, from 2003 until 2018. Mr. Sarnevesht has founded and sold several companies, including MemoryMedia, a recordable CD Media company, and MyHomey, a real estate purchasing platform. TrillerVerz believes that Mr. Sarnevesht is qualified to serve as Executive Chairman due to his extensive leadership experience.

Carl Dorvil has served as a member of Triller’s board since [    ]. Mr. Dorvil is the former Chief Executive Officer of GEX Management Inc (OTC:GXXM) and was honored by then US Secretary of Commerce, Wilbur Ross, as the youngest African American to take a company public in US history. Mr. Dorvil was also Chief Executive Officer of Dog for Dog, a cause-based dog food brand. TrillerVerz believes Mr. Dorvil is qualified to serve as a member of its board due to his extensive experience as a business leader and entrepreneur.

Frank Schilling has served as a member of Triller’s board since [    ]. Mr. Schilling is the Founder and CEO of Uni Naming & Registry and Co-Founder of the Internet Commerce Association. Mr. Schilling was also the Founder and CEO of Uniregistry, BrandSight, and DomainNameSales. In February 2020, Mr. Schilling sold his businesses to GoDaddy (NYSE: GDDY) in a transaction that also included one of the largest and most valuable domain name portfolios in the world. In spring 2021, Mr. Schilling sold one of the largest Top Level Domain portfolios on the internet in a first-of-its-kind public auction. He also sold the backend technology platform he founded to Tucows (NASDAQ: TCX) in the fall of 2021. TrillerVerz believes Mr. Schilling is qualified to serve as a member of its board due to his extensive experience as an entrepreneur and his dealings with public companies.

Adel Ghazzawi is the Managing Partner of Tribeca Corporate Services. Mr. Ghazzawi has played an active role in the financial services sector for over 22 years and has experience raising capital for private equity, real estate, infrastructure, venture capital, and late stage IPOs. He has worked with companies including The Related Group of Companies, Lion Capital, Capri Capital, BTG Pactual, NGP, Grosvenor, Stepstone, Disruptive Technology Advisers, and Mastry Capital. He is an advisor or board member for numerous regional and international companies including Pop ID, Septech Saudi Arabia, Zension, LIVIT Hospitality, Cove Beach Holding, ESCAPES, MOON Ultra, Brightfox, Heavensake, and Dominos China. Mr. Ghazzawi has also served on the board of the Young Presidents’ Organization (YPO) in the UAE, the MENA Regional Board, and The East West Institute think tank in New York. TrillerVerz believes Mr. Ghazzawi is qualified to serve on its board due to his extensive experience in finance and as a business advisor.

Controlled Company

Because two stockholders or their affiliates will control a majority of its outstanding voting power after the merger, TrillerVerz will be a “controlled company” under the corporate governance rules of the Nasdaq Stock Market at the closing of the merger. Therefore, TrillerVerz is not required to have a majority of its board of directors be independent, nor is it required to have a compensation committee of independent directors or an independent nominating function. In light of TrillerVerz’s status as a controlled company, its board of directors may determine not to have an independent board, a compensation committee of independent directors or an independent nominating function and to have the full board of directors be directly responsible for nominating members of its board.

Board Composition and Board Committees

The combined company’s board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The expected composition and responsibilities of each committee are set forth in the table and described below. Members will serve on these committees until their resignations or until otherwise determined by the board of directors. The audit committee, compensation committee and nominating and corporate governance committee each will operate under a written charter adopted by the combined company’s board of directors, all of which will be available on the combined company’s website.

Board members	Audit	Compensation	Nominating and Corporate Governance
Mahinda de Silva		Chair	Chair
Mike Lu
Ryan Kavanaugh			Member
Bobby Sarnevesht		Member	Member
Carl Dorvil	Chair
Frank Schilling	Member
Adel Ghazzawi	Member

Director Independence

The board of directors has determined that, under the Nasdaq listing standards and taking into account any applicable committee standards and rules under the Exchange Act, each of Carl Dorvil, Frank Schilling and Adel Ghazzawi will be an independent director.

The board of directors of the combined company is expected to have an audit committee, a compensation committee and a nominating and corporate governance committee. All members of the combined company’s audit committee will be independent directors under the applicable Nasdaq listing standards.

Audit Committee

Frank Schilling and Adel Ghazzawi will serve as the members of the audit committee, and Carl Dorvil will serve as the chairperson of the committee. The board of directors has determined that Mr. Dorvil is an audit committee financial expert, as defined by the SEC, and the other members of the audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards. TrillerVerz expects that all members of the audit committee will be “independent” under the standards of the Nasdaq Stock Market and SEC regulations. The functions of the audit committee will include the following:

•

assist the board of directors in its oversight responsibilities regarding the integrity of financial statements, compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and accounting and financial reporting processes of and the audits of financial statements;

•	prepare the report required by the SEC for inclusion in annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants;

•	review and approve related party transactions; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter.

Compensation Committee

Bobby Sarnevesht will serve as the member of the compensation committee, and Mahinda de Silva will serve as the chairperson of the committee. The functions of the compensation committee will include establishing salaries, incentives and other forms of compensation for officers and other employees and administering incentive compensation and benefit plans. The specific functions and responsibilities of the compensation committee will be set forth in the compensation committee charter.

Nominating and Governance Committee

Ryan Kavanaugh and Bobby Sarnevesht will serve as the members of the nominating and governance committee, and Mahinda de Silva will serve as the chairperson of the committee. The functions of the nominating and governance committee will include identifying, evaluating and recommending qualified nominees to serve on the board of directors, developing and overseeing internal corporate governance processes and maintaining a management succession plan. The specific functions and responsibilities of the nominating and governance committee will be set forth in the nominating and governance committee charter.

EXECUTIVE COMPENSATION

Messrs. de Silva, Kahn and Lu will be executive officers of TrillerVerz Corp. This section sets forth historical compensation information for Messrs. de Silva, Kahn and Lu in their capacity as executive officers of Triller’s wholly owned subsidiary, Triller, Inc. Triller is providing compensation disclosure to satisfy the scaled disclosure requirements applicable to a smaller reporting company.

Summary Compensation Table

The following table sets forth the annual compensation for the principal executive officer and the two most highly compensated executive officers of Triller, Inc. (the “Named Executive Officers”), during Triller’s fiscal years ending December 31, 2020 and December 31, 2021.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mahinda de Silva	2021	—	—	—	—	—
Chief Executive Officer	2020	N/A	N/A	N/A	N/A	N/A
Paul Kahn	2021	$793,893	$150,000	$3,185,022	$8,700	$4,139,636
Chief Financial Officer	2020	N/A	N/A	N/A	N/A	N/A
Mike Lu	2021	$490,406	$500,000	$2,300,076	$8,700	$3,301,203
President	2020	$308,333	—	$11,227,551	$8,550	$11,544,434

(1)

Amounts in this column represent the dollar value of base salary earned by the Named Executive Officer during 2021 and 2020. At his own recommendation to the board of directors of Triller, Inc., Mr. de Silva elected to forego any compensation for 2021.

(2)

Amounts in this column represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, for warrants to purchase Class B common units granted in 2021 and 2020. Assumptions underlying this calculation can be found in the discussion of Stock-Based Compensation in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Triller.”

(3)	Amounts reported in the “All Other Compensation” column consist of profit sharing contributions under Triller’s 401(k) plan.

Narrative to Summary Compensation Table

Employment Agreements

Mahinda de Silva

Neither Triller nor Triller, Inc. is a party to an employment agreement with Mr. de Silva, who became chief executive officer of Triller, Inc. on April 14, 2021. At his own recommendation to the board of directors of Triller, Inc., Mr. de Silva elected to forego any compensation for his services in 2021.

Paul Kahn

Triller, Inc. entered into an employment agreement with Mr. Kahn effective as of October 22, 2020, which provides for an initial two-year term starting on January 3, 2021 unless terminated sooner, after which his employment will be at will. The agreement provides Mr. Kahn with (i) an annual base salary of $800,000 for 2021 and an automatic 5% increase on January 3, 2022, (ii) a signing bonus of $150,000, (iii) eligibility for an annual performance-based bonus, (iv) reimbursement of reasonable legal fees incurred in connection with negotiating the agreement, (v) eligibility to participate in any benefit plans generally made available to other senior executives, (vi) 30 paid vacation days each year of the term, (vii) reimbursement of reasonable business expenses, including business class flights, hotel accommodations, ground transportation and rental car, dining and business-related entertainment expenses (or first class if other C-level executives are permitted to travel first class), and (viii) the grant of a warrant to purchase Class B common units, the material terms of which are described below.

Mike Lu

Neither Triller nor Triller, Inc. is a party to an employment agreement with Mr. Lu. Mr. Lu receives an annual salary of $500,000 per year and is eligible for employment benefit programs in general effect for employees of Triller, Inc., three weeks of paid time off each year, and reimbursement of reasonable and necessary business expenses.

Warrant Agreements

On October 2, 2020 Triller issued a warrant to Mr. Lu entitling him to purchase 4,486,792 Class B common units at a purchase price of $2.035 per unit, and on January 14, 2021 issued a second warrant entitling Mr. Lu to purchase an additional 1,000,000 Class B common units at a purchase price of $8.3579 per unit.

On October 22, 2020, Triller issued a warrant to Mr. Kahn entitling him to purchase 1,495,597 Class B common units at a purchase price of $3.3431 per unit.

Each of Mr. Lu’s and Mr. Kahn’s warrants vests in equal monthly installments over 24 months beginning one month after its date of issuance as long as the executive remains employed through each vesting date, and is otherwise exercisable for a term ending on the tenth anniversary of the issuance date or, if earlier, on the first to occur of an initial public offering of the Class B common units or of certain “liquidity events,” including a dissolution or liquidation of Triller or a merger or certain other sales transactions involving Triller or its subsidiaries. The vested portion of each warrant may be exercised by the executive by paying the aggregate exercise price in cash or cash equivalents or by a “net exercise” whereby Triller withholds a sufficient number of units to cover the aggregate exercise price. All warrants will be automatically exercised upon the occurrence of an initial public offering or liquidity event before the expiration date.

Each of the warrant agreements described above provides for Triller to pay all expenses in connection with, and all taxes and other governmental charges that may be imposed on the executive with respect to the issuance of Class B common units on exercise of the warrant.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding equity awards for each Named Executive Officer as of December 31, 2021.

Option Awards
Named Executive Officer	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)		Option expiration date
Mahinda de Silva	–		–			–	–
Paul Kahn	872,431	(1)	623,166	(1)		$3.3431	October 22 2030
Mike Lu	2,617,295 458,333	(2) (3)	1,869,497 541,667	(2) (3)	$ $	2.035 8.3579	October 2, 2030 January 14, 2031

(1)	Mr. Kahn’s warrant granted on October 22, 2020 is subject to a 24-month vesting schedule, vesting 1/24th on November 22, 2020 and on the 22nd of each month thereafter until fully vested.
(2)	Mr. Lu’s warrant granted on October 2, 2020 is subject to a 24-month vesting schedule, vesting 1/24th on November 2, 2020 and on the 2nd of each month thereafter until fully vested.
(3)	Mr. Lu’s warrant granted on January 14, 2021 is subject to a 24-month vesting schedule, vesting 1/24th on February 14, 2021 and on the 14th of each month thereafter until fully vested.

Pension Benefits and Nonqualified Deferred Compensation

Triller, Inc. provides all eligible full-time employees, including the Named Executive Officers, with the opportunity to participate in a tax-qualified 401(k) savings plan. During 2021, Messrs. Kahn and Lu participated in the 401(k) plan. The Named Executive Officers do not participate in, or otherwise receive any benefits under, any other pension or retirement plan or any nonqualified deferred compensation plan during Triller’s fiscal year ended December 31, 2021.

After closing of the merger, the Named Executive Officers will be able to participate in the 401(k) plan currently sponsored by Triller, Inc., which will thereafter be sponsored by the combined company.

Potential Payments Upon Termination or a Change in Control.

Employment Agreements

Mr. Kahn’s employment agreement provides that if his employment is terminated by Triller, Inc. without “Cause” or by himself for “Constructive Termination Without Cause” (as each term is defined in the agreement) during the term of the agreement, he will be entitled to (i) severance payments equal to his base salary for the greater of one year or the remaining term of the agreement (the “severance period”), payable over the severance period in accordance with Triller, Inc.’s normal payroll practices, (ii) immediate vesting of all unvested warrant units and (iii) continuation of all medical, dental and other healthcare benefits for the remainder of the severance period. Mr. Kahn’s entitlement to such severance benefits is conditioned on his signing and non-revocation of a release of claims against Triller, Inc. In addition, if Mr. Kahn dies or becomes disabled during the term of the agreement, Mr. Kahn or his estate will be entitled the severance payments and immediate vesting of unvested warrant units identified in the preceding clauses (i) and (ii).

Warrant Agreements

Under their respective warrant agreements described in the section titled “Narrative to Summary Compensation Table” above, in the event of a “Change of Control Transaction” each of Mr. Kahn’s and Mr. Lu’s unvested warrants will become 100% vested and fully exercisable. The warrant agreements define a “Change in Control Transaction” as (i) a consolidation or merger of Triller with or into any other corporation or corporations in which the holders of Triller’s outstanding units immediately before such consolidation or merger do not, immediately after such consolidation or merger, retain units representing a majority of the voting power of the surviving corporation or such consolidation or merger; (ii) any transaction or series of related transactions in which a person or group acquires units or other securities entitled to vote for a majority of Triller’s board of directors; or (iii) a sale of all or substantially all of Triller’s assets.

DIRECTOR COMPENSATION

None of the individuals who are expected to be members of the new board of directors of the combined company received compensation for service as a director of Triller or any of its subsidiaries during fiscal year ended December 31, 2021.

TrillerVerz Corp. Director Compensation

Following the closing of the merger, compensation for directors of TrillerVerz will be determined by the board of directors of the combined company. TrillerVerz anticipates that compensation for service on the TrillerVerz board of directors will be provided only to non-employee directors of TrillerVerz. Under the non-employee director policy, non-employee directors will be eligible to receive compensation for service on the TrillerVerz board of directors and committees of the board of directors.

PRINCIPAL UNITHOLDERS OF TRILLER

The following table sets forth certain information regarding the beneficial ownership of Triller’s units as of February 1, 2022 by:

•	each person, or group of affiliated persons, known by Triller to beneficially own more than 5% of Triller’s Class A common units;

•	each of Triller’s directors;

•	each of Triller’s named executive officers identified under “Executive Compensation”; and

•	all of Triller’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes the power to vote or direct the voting of securities, or to dispose or direct the disposition thereof or the right to acquire such powers within 60 days. Except as indicated by footnote, the persons or entities named in the table have sole voting and investment power with respect to all units shown as beneficially owned by them. In computing the number of units beneficially owned by an individual or entity and the percentage ownership of that person or entity, units subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of February 1, 2022 are considered outstanding, although these common units are not considered outstanding for purposes of computing the percentage ownership of any other person.

The percentage ownership in the table below does not include (i) the conversion of an aggregate principal amount of $                of Triller Convertible Notes into approximately                Class B common units immediately prior to the consummation of the merger, (ii) the issuance of 8,810,542 Class B common units pursuant to the Subscription Agreement, and (iii) the Pre-Closing Reorganization (as defined in the Merger Agreement) and the issuance of the Class C common units (as defined in the Merger Agreement).

The percentages of Class A common units, Class B common units and Service Provider units are based on 134,350,000 Class A common units, 73,926,655 Class B common units and 12,721,466 Service Provider Units issued and outstanding as of February 1, 2022. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Triller Hold Co LLC, 2121 Avenue of the Stars, Suite 2350, Los Angeles, CA 90067.

Unless otherwise indicated, Triller believes that the persons or entities identified in this table have sole voting and investment power with respect to the units shown as beneficially owned, subject to applicable community property laws.

Name and Address Beneficial Owner	Number of Class A Common Units Beneficially Owned	Percent Class A Common Units Beneficially Owned	Number of Class B Common Units Beneficially Owned	Percent of Class B Common Units Beneficially Owned	Number of Service Provider Units Beneficially Owned	Percent Service Provider Units Beneficially Owned
5% Unitholders
Triller Acquisition LLC(1)	80,281,500	59.76%	—	—%	—	—%
Triller Legacy LLC (2)	18,616,000	13.86%	—	—%	—	—%
Total Formation Inc. (3)	18,000,000	13.40%	15,084,024	18.60%	—	—%
Mashtraxx (Triller Holding) Ltd. (4)	17,452,500	12.99%	—	—%	—	—%
Directors and Named Executive Officers
Mahinda de Silva	—	—%	91,940	*	—	—%
Paul Kahn (5)	—	—%	1,059,381	1.41%	—	—%
Mike Lu (6)	—	—%	3,304,245	4.27%	—	—%
Ryan Kavanaugh (7)	80,281,500	59.76%	—	—%	—	—%
Bobby Sarnevesht (8)		—%	18,418,424	19.94%	—	—%
Srikumar Vanamali (9)	—	—%	60,416	*	—	—%
Kenneth Lynch (10)	—	—%	30,208	*	—	—%
Philip Walsh (11)	—	—%	—	—%	2,618,055	20.58%
Carl Dorvil	—	—%	—	—%	—	—%
Paul Posner	—	—%	—	—%	—	—%
Ivan Knezevic	—	—%	—	—%	—	—%
All executive officers and directors as a group (12 persons)	80,281,500	59.76%	22,964,614	23.72%	2,618,055	20.58%

*	Represents less than 1%.
(1)

Triller Acquisition LLC is managed by Proxima Media, LLC, an affiliate of Ryan Kavanaugh. Proxima Media, LLC owns or has the right to vote an aggregate of 20,820,330 (or approximately 30.59% of) the Class A common units of Triller Acquisition LLC, BAS Living Trust, an entity over whose securities Bobby Sarnevesht may be deemed to have or share voting or investment control, owns or has the right to vote an aggregate of 10,410,165 (or approximately 15.30% of) the Class A units of Triller Acquisition LLC, AS Trust, an entity over whose securities Bobby Sarnevesht may be deemed to have or share voting or investment control, owns or has the right to vote an aggregate of 10,410,165 (or approximately 15.30% of) the Class A units of Triller Acquisition LLC, and FS Inc. owns an aggregate of 3,500,000 (or approximately 5.14% of) the Class A units of Triller Acquisition LLC.

(2)	Triller Legacy LLC’s address is 9737 Great Hills Trail, Suite 100, Austin, TX 78759.
(3)

Consists of (i) 18,000,000 Class A common units, (ii) 7,905,187 issued and outstanding Class B common units and (iii) 7,178,837 Class B common units issuable upon the exercise of warrants currently exercisable. Total Formation, Inc.’s address is Ritter House, Wickhams Cay II, Road Town, Tortola, VG1110, BVI.

(4)	Mashtraxx (Triller Holding) Ltd.’s address is 29 Wood Street, Stratford Upon Avon, Warwickshire, England CV37 6JG.
(5)	Consists of 1,059,381 Class B common units issuable upon the exercise of warrants currently exercisable or exercisable within 60 days of February 1, 2022 owned of record.
(6)	Consists of 3,304,245 Class B common units issuable upon the exercise of warrants currently exercisable or exercisable within 60 days of February 1, 2022 owned of record.
(7)

Consists of 80,251,500 Class A common units held of record by Triller Acquisition LLC (see Note 1) and excludes 36,836,848 Class B common units issuable upon the exercise of warrants currently exercisable owned of record by The R. Kavanaugh Trust Dated November 11, 2008 of which Mr. Kavanaugh is not the trustee and disclaims beneficial ownership.

(8)

Consists of 18,418,424 Class B common units issuable upon the exercise of warrants currently exercisable owned of record by BAS Living Trust and excludes 18,418,424 Class B common units issuable upon the exercise of warrants currently exercisable owned of record by AS Trust. BAS Living Trust may be deemed a trust over whose securities Bobby Sarnevesht may be deemed to have or share investment control, and Mr. Sarnevesht may be deemed to be the beneficial owner of the units held of record by such trust. Mr. Sarnevesht is not the trustee of AS Trust and therefore disclaims beneficial ownership of the securities held by AS Trust.

(9)	Consists of 60,416 Class B common units issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 1, 2022.
(10)	Consists of 30,208 Class B common units issuable upon the exercise of options currently exercisable or exercisable within 60 days of February 1, 2022.
(11)	Consists of 2,437,500 fully vested Services Provider units and 180,555 Service Provider units to be vested within 60 days of February 1, 2022 owned of record.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF TRILLER

The following is a description of transactions since January 1, 2019, and any currently proposed transactions to which either SeaChange or Triller was or is to be a party, and the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the SeaChange’s or Triller’s average total assets at year-end, and in which any of directors, executive officers of either SeaChange or Triller or, to our knowledge, beneficial owners of more than 5.0% of either SeaChange or Triller’s capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under “Executive Compensation” and “Director Compensation” beginning on pages [209] and [211] of this proxy statement/prospectus. Triller believes the terms obtained or consideration that Triller paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.

Triller Transactions

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, Triller’s wholly owned subsidiary Triller, Inc. engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Triller, Inc.’s mobile application and associated software. Mashtraxx is an affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of Triller’s equity securities. During fiscal years 2019 and 2020, Triller, Inc. paid Mashtraxx $685,000.00 and $8,910,000.00 respectively under the Services Agreement. In 2021, Triller, Inc. paid Mashtraxx $12,345,762.99 under the Services Agreement. Phillip Walsh, a director of Triller, is also a director and officer of Mashtraxx.

Property Lease

Triller, Inc. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal years 2019 and 2020, Triller, Inc. paid $176,456 and $371,377.32 for office space, respectively. In fiscal year 2021, Triller, Inc. paid an additional $503,759.20 relating to its 2020 sublease and $1,033,067.56 for its 2021 sublease. Proxima is an affiliate of Ryan Kavanaugh, a director of Triller. Through Proxima, Ryan Kavanaugh is also a beneficial owner of more than 5% of Triller’s equity securities.

Fall 2020 Debt Financing

On November 20, 2020 Triller Legends LLC (“Legends”), a wholly owned subsidiary of Triller, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the aggregate principal amount of $1,000,000 to such trusts. The trustees of the trusts are relatives of Ryan Kavanaugh. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $300,000 and warrants to purchase an aggregate of 119,647 Class B common units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima/Triller Agreement

On April 20, 2020, Proxima and Triller, Inc. entered into an agreement pursuant to which Proxima agreed to secure on Triller, Inc.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Triller, Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Triller, Inc. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Triller, Inc. in connection with the Event. Triller’s 2020 financials include a $6 million accrual under this agreement, which was paid to Proxima on March 4, 2021.

Proxima Transactions

On March 16, 2020, Triller, Inc. reimbursed Proxima $300,000 for legal and business expenses Proxima had incurred on Triller’s behalf in 2019 and 2020.

On April 20, 2020, Proxima and Triller entered into an agreement pursuant to which Proxima agreed to secure on Triller’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Triller in connection with the financing, marketing, production, and exploitation of that event. Proxima was paid $6.6 million related to this event in early 2021. Proxima is owned and controlled by Ryan Kavanaugh.

Dog for Dog Sponsorship Agreement

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of Triller, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7,500,000 (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee is payable no later than April 16, 2022. Through an affiliated entity Ryan Kavanaugh is the majority owner of and exercises control over Dog for Dog.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of Triller (the “Acquisition Units”) for the aggregate purchase price of $10,000,000. Concurrently with the transaction, Triller issued a warrant to purchase 2,392,945 Class B common units of Triller at an exercise price of $8.3579 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 24, 2021, Triller repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10,000,000. Acquisition is an Affiliate of Bobby Sarnevesht and Ryan Kavanaugh.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with Triller under which Multiverse agreed to and did purchase 982,801 of Triller’s Class B common units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement Triller issued Multiverse a warrant to purchase 982,801 of Triller’s Class B common units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh, Ryan Kavanaugh’s father and Mahinda de Silva, Triller, Inc.’s Chief Executive Officer, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of Triller at the time of the transaction. Mr. de Silva became Chief Executive Officer of Triller, Inc. on April 14, 2021 and was not Triller’s Chief Executive Officer at the time of the transaction.

Truverse Acquisition

On December 15, 2020 Triller entered into a Binding Term Sheet (“Term Sheet”) with Truverse, Inc. d/b/a Amplify.ai (“Amplify.ai”) pursuant to which Triller agreed to buy all of the issued and outstanding equity securities of Amplify.ai for a purchase price of $67,297,500, consisting of $7,297,500 in cash and $60,000,000 in the form of newly issued Class B common units of Triller at a purchase price of $8.3579 per unit. In addition, Triller agreed to issue 91,940 Class B common units to Mahinda de Silva to satisfy a debt obligation of Amplify.ai to Mr. de Silva in the amount of $820,000. Mr. de Silva was a director of Triller at the time of the transaction. Mr. de Silva became Chief Executive Officer of Triller, Inc. on April 14, 2021 and was not Triller’s Chief Executive Officer at the time of the transaction. Triller closed this transaction in December 2021.

GEX Consulting Agreement

On September 9, 2020, Triller, Inc. entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Triller, Inc. agreed to pay $20,000 per month for finance and consulting services performed by GEX. Triller, Inc. paid GEX $18,000, $181,000, and $240,000 in 2019, 2020, and 2021 respectively. GEX is an Affiliate of Sri Vanamali, who was formerly a director of Triller.

Ryan Kavanaugh Employment Agreement

On October 9, 2019, Triller, Inc. entered into an employment agreement with Ryan Kavanaugh under which Triller, Inc. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause Triller to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in Triller as of the date of the employment agreement each time Triller offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A common unit or other equity interest in Triller and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in Triller other than securities that are issued by Triller pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of Triller. No warrants for Covered Securities were issued in 2019 and 2020.

In accordance with the employment agreement:

•

On January 1, 2021 Triller issued Proxima a warrant to purchase 9,651,481 of Triller’s Class B common units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of Triller’s Class B common units at an exercise price of $8.3579.

•	On August 10, 2021 Triller issued Proxima a warrant to purchase 1,289,022 of Triller’s Class B common units at an exercise price of $8.3579.

•	On November 12, 2021 Triller issued Proxima a warrant to purchase 1,665,933 of Triller’s Class B common units at an exercise price of $8.3579.

Bobby Sarnevesht Employment Agreement

On October 9, 2019, Triller, Inc. entered into an employment agreement with Bobby Sarnevesht under which Triller, Inc. agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause Triller to issue to AS and BAS warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in Triller as of the date of the employment agreement each time Triller offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A common unit or other equity interest in Triller and any right, option or warrant to purchase or securities convertible into or exercisable or exchangeable for Class A common unit or other equity interests in Triller other than securities that are issued by Triller pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of Triller. No warrants for Covered Securities were issued in 2019 and 2020.

In accordance with the employment agreement:

•

On January 1, 2021 Triller issued each of AS and BAS warrants to purchase 4,825,740 of Triller’s Class B common units at exercise prices of $2.035 and separate warrants to purchase 677,817 of Triller’s Class B common units at exercise prices of $8.3579.

•	On August 10, 2021 Triller issued each of AS and BAS warrants to purchase 644,511 of Triller’s Class B common units at exercise prices of $8.3579.

•	On November 12 2021 Triller issued each of AS and BAS warrant to purchase 832,967 of Triller’s Class B common units at exercise prices of $8.3579.

BASM Transactions

During the period beginning October 1, 2019 and ending December 31, 2019, Triller accrued $90,000 for payroll and accounting services performed by BASM Payroll Services Inc. In fiscal year 2020 and 2021, $330,000 and $270,000 were paid respectively in connection with BASM’s provision of payroll and accounting services to Triller. An additional $500,000 has been accrued for services in 2021 to be paid in 2022. BASM is an Affiliate of Bobby Sarnevesht.

Director and Officer Compensation

For information regarding the compensation of Triller’s executive officers and non-executive directors please see the section titled “Executive and Director Compensation.”

Director and Officer Indemnification and Insurance

Triller’s LLC Agreement provides that, to the greatest extent not inconsistent with the Delaware Limited Liability Company Act and the laws and public policies of the State of Delaware, Triller shall indemnify any unit holder, director, or any officer, director, employee or other service provider of Triller (collectively, “Indemnified Party”) made a party or who was threatened to be made a party to any proceeding by Triller or another because such party is or was a unit holder, director, or an officer, director, employee or other service provider of Triller, or such person is or was serving at the request of Triller as a manager, director, officer, employee or other agent of another limited liability company, corporation, partnership joint venture, trust or other enterprise, as a matter of right, against all liability incurred by such Person in connection with any action, suit, or proceeding or any threatened, pending, or completed action, suit, or proceeding; whether civil, criminal, administrative, or investigative, except in the case of fraud, willful misconduct or gross negligence; and, provided that indemnification of such person is permissible in the circumstances because the person has met the standard of conduct for indemnification set forth in the LLC Agreement.

Triller has obtained insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

Policies and Procedure Regarding Related Party Transactions

The LLC Agreement provides that, to the maximum extent permitted by applicable law, Triller and each member and unit holder waives any claim or cause of action against each of Triller’s directors (other than claims or causes of action against any director solely in his or her capacity as an officer, employee or service-provider of Triller or any of its subsidiaries) and their respective Affiliates, employees, agents and representatives for any breach of any fiduciary duty to Triller or its members or unit holders or any of Triller’s subsidiaries by any such person, including, without limitation, as may result from any conflict of interest, including a conflict of interest between Triller or its members or unit holders or any of Triller’s subsidiaries and such person or otherwise, any breach of loyalty or any breach of the duty of care; provided that, with respect to actions or omissions by a director, such waiver shall not apply to the extent the act or omission was attributable to such director’s gross negligence, willful misconduct, bad faith, fraud, or knowing violation of law, in each case, as determined by a final judgment, order or decree of a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

Except for the LLC Agreement, Triller does not have a formal written policy or procedure for the review, approval or ratification of related party transactions. Triller’s board of directors reviews and considers the interests of its directors, executive officers and principal shareholders in its review and consideration of transactions and obtains the approval of non-interested directors when it determines that such approval is appropriate under the circumstances. Following the merger the combined company intends to adopt a formal policy for the review, approval or ratification of related party transactions.

BUSINESS OF SEACHANGE

In this section, the terms “SeaChange,” the “Company,” “we” or “us” refer to SeaChange International, Inc. Additionally, “Board of Directors,” “Board,” “board,” “board of directors” or similar terms refer to SeaChange’s Board of Directors.

Business Overview

Founded on July 9, 1993, SeaChange is an industry leader in the delivery of multiscreen, advertising and premium OTT video management solutions. Our software products and services facilitate the aggregation, licensing, management and distribution of video and advertising content for service providers, telecommunications companies, satellite operators, broadcasters and other content providers. [We sell our software products and services worldwide, primarily to service providers including: operators, such as Liberty Global, plc., Altice NV, Cox Communications, Inc. and Rogers Communications, Inc.; telecommunications companies, such as Verizon Communications, Inc., AT&T, Inc. and Frontier Communications Corporation; satellite operators such as Dish Network Corporation; and broadcasters.]17

Our software products and services empower video providers to create, manage and monetize the increasingly personalized, highly engaging experiences that viewers demand. Using our products and services, we believe customers can increase revenue by offering services such as video on demand (“VOD”) programming on a variety of consumer devices, including televisions, smart phones, PCs, tablets and OTT streaming players. Our solutions enable service providers to offer other interactive television services that allow subscribers to receive personalized services and interact with their video devices, thereby enhancing their viewing experience. Our products also allow our customers to insert advertising into broadcast and VOD content.

SeaChange serves an exciting global marketplace where multiscreen viewing is increasingly required, consumer device options are evolving rapidly and viewing habits are ever shifting. The primary driver of our business is enabling the delivery of video content in the changing multiscreen television environment. We have expanded our capabilities, products and services to address the delivery of content to devices other than television set-top boxes, namely PCs, tablets, smart phones and OTT streaming players. We believe that our strategy of expanding into adjacent product lines will also position us to further support and maintain our existing service provider customer base. Providing our customers with more scalable software platforms enables them to further reduce their infrastructure costs, improve reliability and expand service offerings to their end-users. Additionally, we believe we are well positioned to capitalize on new customers entering the multiscreen marketplace and increasingly serve adjacent markets. Our core technologies provide a foundation for software products and services that can be deployed in next generation video delivery systems capable of increased levels of subscriber activity across multiple devices.

Our Products

Framework

Our business is focused on offering an end-to-end video delivery platform, which we refer to as the Framework. Framework is a value-based engagement, which provides content and service providers with a complete software delivery platform for linear, VOD and time shift TV over managed and unmanaged networks. Framework includes, but is not limited to, the following modules: video back-office, media asset management, targeted advertising management, analytics and the client interface for set-top boxes, Smart-TVs and mobile devices. Our revenue sources consist of Framework revenue from these areas as well as related services. Framework is available as a perpetual license, Software as a Service (“SaaS”), and/or managed service, on-premises, cloud and hybrid.

[17]	Note to SEAC: We presume the Company has sought consent for inclusion in SeaChange’s prior public filings, but flagging for confirmation.

Video Back-Office

The back-office is a comprehensive software platform that enables content and service providers to manage, monetize and deliver a seamless viewing experience to subscribers across TVs, PCs, tablets, smart phones and other IP-enabled devices. It is a modular software solution allowing customers to gradually adopt new functionality and features to expand multiscreen television distribution capabilities.

Media Asset Management

In today’s multiscreen viewing environment, programming or advertisements are reproduced with numerous variants to serve the unique requirements of multiple network types, consumer devices and geographies. Metadata, such as the poster, description and pricing, associated with the programming, is also managed by the platform. At the point of content ingest, our media asset management software is used to receive, manage and publish video content for viewing on televisions, tablets, PCs and other consumer devices. Our media asset management simplifies the increasingly complex tasks of movie and television program asset tracking, metadata management and overall content workflow processing.

Advanced Advertising Platform

As more video content is served to multiple consumer devices, the ability to generate additional revenue by inserting advertising across multiple platforms becomes crucial to service providers seeking to offset content right costs and reduce subscriber fees for viewing the content. The advanced advertising platform enables service providers to maximize advertising revenue across multiscreen, broadcast, on-demand and OTT viewing and reach their audiences while viewers watch content across multiple devices. The advanced advertising platform also enables targeted, real-time and programmatic advertisement insertion to optimize the revenue generation.

Client Application

The client application empowers service providers and content owners to optimize live and on-demand video consumption on multiscreen and OTT services. The client application’s features and functionality allow operators to fully leverage the extensive content management, delivery and monetization capabilities of our platforms. The client application products provide a ready-to-deploy multiscreen user experience coupled with a UX Manager cloud service that has been designed to optimize the management of the TV screen’s user experience and customization.

Analytics

Analytics equips operators with valuable insight into subscriber engagement with their video service in order to optimize retention and monetization. Extensive, pre-built dashboards and reports provide a robust view of VOD catalog engagement, channel lineup utilization and promotion effectiveness for increased transactional revenues. The benefits of analytic insights include, but are not limited to, identifying at-risk subscribers and incentivize such subscribers to reduce the risk of churn, determining effective promotions to increase VOD revenues and catalog productivity, and tracking asset popularity to make accurate business decisions about content providers and VOD price points.

Services

We offer comprehensive technical support and maintenance including an onsite, dedicated engineer for Framework projects. We have developed extensive capabilities in systems integration, implementation and customer engineering. We also provide managed services capabilities offering end-to-end management of video platform in the cloud, including remote monitoring and proactive system maintenance, to help our customers quickly and confidently establish new on-demand and multiscreen capabilities.

Legacy

We still support and sell to customers who are based on our Legacy software and services model. The Legacy business is focused on the following product areas: video platform, content management, advertising and user experience. Our revenue sources consist of product revenue from these areas, as well as related services. We offer our Legacy software products under two deployment options: onsite software licenses and a cloud-based offering through SaaS.

Video Platform

Our Adrenalin Multiscreen Video Backoffice Platform

Adrenalin is a comprehensive software platform that enables service providers to manage, monetize and deliver a seamless viewing experience to subscribers across TVs, PCs, tablets, smart phones and other IP-enabled devices. Adrenalin is a modular software solution allowing customers to gradually adopt new functionality and features to expand multiscreen television distribution capabilities.

MediaMaker

MediaMaker is an OTT video cloud platform that enables operators, broadcasters, media companies and content owners to ingest, manage, monetize and distribute their content across networks and devices. With its three modules, loading dock, store and play, MediaMaker provides core functionalities needed for an OTT business– Content Ingestion, Monetization and End-user Experience.

Content Management

Our AssetFlow Content Management Solution

In today’s multiscreen viewing environment, programming or advertisements are reproduced with numerous variants to serve the unique requirements of multiple network types, consumer devices and geographies. Metadata, such as the poster, description and pricing, associated with the programming, is also managed by the platform. At the point of content ingest, our AssetFlow software is used to receive, manage and publish video content for viewing on televisions, tablets, PCs and other consumer devices. AssetFlow simplifies the increasingly complex tasks of movie and television program asset tracking, metadata management and overall content workflow processing.

Advertising

Our Infusion Advanced Advertising Platform

As more video content is served to multiple consumer devices, the ability to generate additional revenue by inserting advertising across multiple platforms becomes crucial to service providers seeking to offset content right costs and reduce subscriber fees for viewing the content. Infusion enables service providers to maximize advertising revenue across multiscreen, broadcast, on-demand and OTT viewing and reach their audiences while viewers watch content across multiple devices.

User Experience

Our NitroX

NitroX empowers service providers and content owners to optimize live and on-demand video consumption on multiscreen and OTT services. Its features and functionality allow service providers to fully leverage the extensive content management, delivery and monetization capabilities of our platforms. NitroX products provide a ready-to-deploy multiscreen user experience that is pre-integrated with our widely deployed Adrenalin or third-party multiscreen video platform.

Strategy

Our goal is to strengthen our position as a leading global provider of multiscreen video delivery and advertising solutions by enabling service providers and content owners to increase revenue opportunities by delivering transformative multiscreen video services to their end users. Key elements of our strategy include:

•

Continuing to provide our current and future customer base with industry-leading solutions through our focus on product innovation and substantial investment in research and development for our latest feature-rich software products and services;

•

Continuing to provide pre-packaged integrated solutions, known as end-to-end solutions, with the goal of better enabling new and existing customers to drive the adoption of subscription-based, SaaS models through service offerings hosted and/or managed by us;

•

Continuing to pursue strategic collaborations that we believe will strengthen our industry leadership position, expand our geographic presence, open new markets or allow us to expand to new products or services, or enhance our existing ones;

•	Potentially entering strategic relationships to help our customers address deficiencies in their market space; and

•

Continuing to focus on both selling our products to support a single screen and to upgrade our services to support multiple devices as service providers expand their reach. We intend to continue to be able to scale to enable platforms as part of the initial sale.

Research and Development

We have focused and streamlined our research and development efforts in recent years. We believe that our success will depend on our ability to develop and rapidly introduce new integrated solutions and enhancements to our existing products that meet changing customer requirements in our current and future customer base, as well as in new markets. We have made substantial investments in developing and bringing to market our next generation software products, which utilize microservices-based software architectures and advanced orchestration. Our current research and development activities are focused on developing cloud-based multiscreen television platforms, content management solutions, additional user experience applications, advertising solutions and integrating the solutions we currently offer. The majority of our research and development efforts are performed by our engineering and development team in Warsaw, Poland.

Selling and Marketing

Our sales cycle has historically been between 12-24 months. Framework engagements can be large and span for multiple years and, as such, it can be difficult to predict in what fiscal period the sale will occur. We primarily utilize a direct sales process and work closely with customers to understand and define their needs. We use several marketing programs to support the sale and distribution of Framework. We also market certain features of Framework to systems integrators and value-added resellers. We attend and exhibit Framework at a limited number of prominent industry trade shows and conferences, when available, and we present our technology at seminars and smaller conferences to promote awareness.

Our Customers

We currently sell our products primarily to video service providers, such as cable system operators and telecommunications companies, as well as content providers. Historically, a significant portion of our revenue in any given fiscal period has been derived from substantial orders placed by these large organizations. For the nine months ended October 31, 2021, one customer accounted for approximately 12% of our total revenue.

We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenue in the near future, even as we intend to penetrate new markets and customers. As a result of this customer concentration, our business, financial condition and results of operations could be materially adversely affected by the failure of anticipated orders to materialize and by deferrals or cancellations of orders because of changes in customer requirements or new product announcements or introductions. In addition, the concentration of customers may cause variations in revenue, expenses and operating results on a quarterly basis due to seasonality of orders, the timing and relative size of orders received and accepted during a fiscal quarter, or the timing and size of orders for which revenue recognition criteria have been satisfied during a fiscal quarter.

Competition

The markets in which we compete are characterized by intense competition, with many suppliers providing different types of products to different segments of the markets. In new markets for our products, we compete based on price, functionality and delivery capabilities. In markets in which we have an established presence, we compete principally on the breadth of our products’ features and benefits, including the flexibility, scalability, professional quality, ease of use, reliability and cost effectiveness of our products, and our reputation and the depth of our expertise, customer service and support. While we believe that we currently compete favorably overall with respect to these factors and that our ability to provide integrated solutions to manage and distribute digital video differentiates us from our competitors, in the future we may not be able to continue to compete successfully with respect to these factors.

In the market for multiscreen video, we compete with various larger companies offering video platforms and applications such as Synamedia, Arris Group Inc., TiVo and MediaKind, as well as in-house solutions built by the service providers. Increasingly, we are also seeing competition from integrated end-to-end solutions and many OTT providers. We expect the competition in each of the markets in which we operate to intensify in the future with existing and new competitors with significant market presence and financial resources.

Many of our current and prospective competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources than we do. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products. Moreover, these companies may introduce additional products that are competitive with ours or enter strategic relationships to offer complete solutions. Therefore, our products may not be able to compete effectively with these products from these companies in the future.

Patents and Intellectual Property

Our success and our ability to compete are dependent, in part, upon the proprietary rights of our intellectual property. We currently have 16 patents in the U.S. expiring between 2022 and 2032. In addition, we rely on a combination of contractual rights, trademark laws, trade secrets and copyright laws to establish and protect our proprietary rights in our products. It is possible that the validity of these patents would not be upheld.

It is also possible that the steps taken by us to protect our intellectual property will be inadequate to prevent misappropriation of our technology or that our competitors will independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries in which our products are or may be distributed do not protect our proprietary rights to the same extent as do the laws of the U.S. Currently, we are not party to intellectual property litigation, but we may be a party to litigation in the future to enforce our intellectual property rights or because of an allegation that we infringe others’ intellectual property.

Human Capital Management

As of January 31, 2022, we had 111 employees worldwide, of whom 24 were in our U.S. operations and 80 were in our international operations. All employees as of January 31, 2022 were full-time employees with the exception of 3 part-time employees. We also use other temporary employees and contractors in the ordinary course of our business and had 115 contractors engaged worldwide on January 31, 2022. We believe that our relations with our employees are good and none of our employees are represented by a collective bargaining agreement. Employees in certain foreign jurisdictions are represented by local works council as may be customary or required in those jurisdictions.

Employee Benefits

We offer competitive wages, annual bonus opportunities, a 401(k) retirement savings plan for U.S. employees, healthcare and insurance benefits, health savings and flexible spending accounts, tuition reimbursement, paid time off, and flexible work schedules.

Response to the COVID-19 Pandemic

In response to the COVID-19 pandemic, we implemented operational changes to ensure the safety of our employees and to comply with government regulations. We have adopted a distributed workforce model, including for some employees, a long-term, full-time work from home arrangement, while implementing additional safety measures for employees and contractors continuing essential and critical on-site work.

Available Information

SeaChange is subject to the informational requirements pursuant to Sections 13(a) or 15(d) of the Exchange Act. We file periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be accessed through the SEC’s Interactive Data Electronic Applications system at http://www.sec.gov.

Financial and other information about SeaChange, including our Code of Ethics and Business Conduct and charters for our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, is available on the Investor Relations section of our website at www.seachange.com. We make available free of charge on our website our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports file or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our website is not incorporated by reference into this document. Our website address is included in this document as an inactive textual reference only.

SEACHANGE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

References in this “SeaChange’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to the “Company,” “us” or “we” refer to SeaChange International, Inc.

Business Overview

Founded on July 9, 1993, SeaChange is an industry leader in the delivery of multiscreen, advertising and premium OTT video management solutions. Our software products and services facilitate the aggregation, licensing, management and distribution of video and advertising content for service providers, telecommunications companies, satellite operators, broadcasters and other content providers. [We sell our software products and services worldwide, primarily to service providers including: operators, such as Liberty Global, plc., Altice NV, Cox Communications, Inc. and Rogers Communications, Inc.; telecommunications companies, such as Verizon Communications, Inc., AT&T, Inc. and Frontier Communications Corporation; satellite operators such as Dish Network Corporation; and broadcasters.]

Our software products and services empower video providers to create, manage and monetize the increasingly personalized, highly engaging experiences that viewers demand. Using our products and services, we believe customers can increase revenue by offering services such as video on demand (“VOD”) programming on a variety of consumer devices, including televisions, smart phones, PCs, tablets and OTT streaming players. Our solutions enable service providers to offer other interactive television services that allow subscribers to receive personalized services and interact with their video devices, thereby enhancing their viewing experience. Our products also allow our customers to insert advertising into broadcast and VOD content.

SeaChange serves an exciting global marketplace where multiscreen viewing is increasingly required, consumer device options are evolving rapidly and viewing habits are ever shifting. The primary driver of our business is enabling the delivery of video content in the changing multiscreen television environment. We have expanded our capabilities, products and services to address the delivery of content to devices other than television set-top boxes, namely PCs, tablets, smart phones and OTT streaming players. We believe that our strategy of expanding into adjacent product lines will also position us to further support and maintain our existing service provider customer base. Providing our customers with more scalable software platforms enables them to further reduce their infrastructure costs, improve reliability and expand service offerings to their end-users. Additionally, we believe we are well positioned to capitalize on new customers entering the multiscreen marketplace and increasingly serve adjacent markets. Our core technologies provide a foundation for software products and services that can be deployed in next generation video delivery systems capable of increased levels of subscriber activity across multiple devices.

Results of Operations

The following discussion summarizes the key factors our management believes are necessary for an understanding of our unaudited consolidated financial statements.

Revenue and Gross Profit

The components of our total revenue and gross profit are described in the following table:

	For the Three Months Ended October 31,		Change		For the Nine Months Ended October 31,		Change
	2021	2020	$	%	2021	2020	$	%
	(Amounts in thousands, except for percentage data)				(Amounts in thousands, except for percentage data)
Revenue:
Product revenue:
License and subscription	$2,172	$994	$1,178	118.5%	$6,306	$3,739	$2,567	68.7%
Hardware	1,339	54	1,285	2379.6%	1,534	1,473	61	4.1%

Total product revenue	3,511	1,048	2,463	235.0%	7,840	5,212	2,628	50.4%

Service revenue:
Maintenance and support	3,003	3,430	(427)	(12.4%)	9,207	10,552	(1,345)	(12.7%)
Professional services and other	637	488	149	30.5%	1,696	1,112	584	52.5%

Total service revenue	3,640	3,918	(278)	(7.1%)	10,903	11,664	(761)	(6.5%)

Total revenue	7,151	4,966	2,185	44.0%	18,743	16,876	1,867	11.1%
Cost of product revenue	1,609	435	1,174	269.9%	2,708	2,803	(95)	(3.4%)
Cost of service revenue	1,830	1,755	75	4.3%	5,375	6,974	(1,599)	(22.9%)

Total cost of revenue	3,439	2,190	1,249	57.0%	8,083	9,777	(1,694)	(17.3%)

Gross profit	$3,712	$2,776	$936	33.7%	$10,660	$7,099	$3,561	50.2%

Gross product profit margin	54.2%	58.5%		(4.3%)	65.5%	46.2%		19.2%
Gross service profit margin	49.7%	55.2%		(5.5%)	50.7%	40.2%		10.5%
Gross profit margin	51.9%	55.9%		(4.0%)	56.9%	42.1%		14.8%

One customer accounted for 19% of total revenue for the three months ended October 31, 2021 and one customer accounted for 29% of total revenue for the three months ended October 31, 2020. One customer accounted for 12% of total revenue for the nine months ended October 31, 2021 and one customer accounted for 21% of total revenue for the nine months ended October 31, 2020. See Note 2, “Significant Accounting Policies,” of the unaudited consolidated financial statements beginning on page [F-45] of proxy statement/prospectus for more information.

International revenue accounted for 42% and 72% of total revenue for the three months ended October 31, 2021 and 2020, respectively, and 46% and 68% of total revenue for the nine months ended October 31, 2021 and 2020, respectively. The decrease in international sales as a percentage of total revenue for the three and nine months ended October 31, 2021 as compared to the three and nine months ended October 31, 2020 is primarily due to an increase of U.S. revenue at a higher rate than international revenue.

Product Revenue

Product revenue increased by $2.5 million and $2.6 million for the three and nine months ended October 31, 2021, respectively, as compared to the three and nine months ended October 31, 2020. The increase for the three months ended October 31, 2021 as compared to the three months ended October 31, 2020 was primarily due to the sale of licenses and subscriptions and the delivery of third-party products and hardware. The increase for the nine months ended October 31, 2021 as compared to the nine months ended October 31, 2020 was primarily due to the sale of licenses and subscriptions.

Service Revenue

Service revenue decreased by $0.3 million and $0.8 million for the three and nine months ended October 31, 2021, respectively as compared to the three and nine months ended October 31, 2020. The decrease for the three and nine months ended October 31, 2021 as compared to the three and nine months ended October 31, 2020 was primarily due to a decrease in our maintenance and support revenue provided on post warranty contracts as customers continue to provide their own solutions partially offset by an increase in professional services related to the sale and implementation of licenses and subscriptions.

Gross Profit and Margin

Cost of revenue consists primarily of the cost of resold third-party products and services, purchased components and subassemblies, labor and overhead relating to the assembly, testing and implementation and ongoing maintenance of complete systems.

Our gross profit margin decreased from 56% to 52% for the three months ended October 31, 2021 as compared to the three months ended October 31, 2020 primarily due to an increase in lower margin third-party products and hardware and increased from 42% to 57% for the nine months ended October 31, 2021 as compared to the nine months ended October 31, 2020 primarily due to a decrease in certain fixed costs and an increase in product revenue. Gross product profit margin decreased from 59% to 54% for the three months ended October 31, 2021 as compared to the three months ended October 31, 2020 primarily due to an increase in lower margin third-party products and hardware and increased from 46% to 66% for the nine months ended October 31, 2021 as compared to the nine months ended October 31, 2020 primarily due to an increase in higher margin software revenue. Gross service profit margins decreased from 55% to 50% for the three months ended October 31, 2021 as compared to the three months ended October 31, 2020 primarily due to a decrease in maintenance and support revenue while associated costs remained relatively flat and increased from 40% to 51% for the nine months ended October 31, 2021 as compared to the nine months ended October 31, 2020 primarily due to a decrease in fixed services costs associated with the reduction in headcount in relation to our cost-saving efforts driven by the COVID-19 pandemic.

Operating Expenses

Research and Development

Research and development expenses consist of salaries and related costs, including stock-based compensation for personnel in software development and engineering functions, as well as contract labor costs, depreciation of development and test equipment and an allocation of related facility expenses. The following table provides information regarding the change in research and development expenses during the periods presented:

	For the Three Months Ended October 31,		Change		For the Nine Months Ended October 31,		Change
	2021	2020	$	%	2021	2020	$	%
	(Amounts in thousands, except for percentage data)				(Amounts in thousands, except for percentage data)
Research and development expenses	$2,090	$3,024	$(934)	(30.9%)	$6,971	$10,550	$(3,579)	(33.9%)
% of total revenue	29.2%	60.9%			37.2%	62.5%

Research and development expenses decreased $0.9 million and $3.6 million for the three and nine months ended October 31, 2021, respectively, as compared to the three and nine months ended October 31, 2020. The decrease for the three and nine months ended October 31, 2021 was primarily due to a decrease in salaries and compensation costs associated with the reduction in headcount and outside services and a reduction in other research and development expenditures in relation to our cost-saving efforts driven by the COVID-19 pandemic.

Selling and Marketing

Selling and marketing expenses consist of salaries and related costs, including stock-based compensation for personnel engaged in selling and marketing functions, as well as commissions, travel expenses, certain promotional expenses and an allocation of related facility expenses. The following table provides information regarding the change in selling and marketing expenses during the periods presented:

	For the Three Months Ended October 31,		Change		For the Nine Months Ended October 31,		Change
	2021	2020	$	%	2021	2020	$	%
	(Amounts in thousands, except for percentage data)				(Amounts in thousands, except for percentage data)
Selling and marketing expenses	$1,449	$1,636	$(187)	(11.4%)	$4,472	$5,490	$(1,018)	(18.5%)
% of total revenue	20.3%	32.9%			23.9%	32.5%

Selling and marketing expenses decreased $0.2 million and $1.0 million for the three and nine months ended October 31, 2021, respectively, as compared to the three and nine months ended October 31, 2020. The decrease for the three months ended October 31, 2021 as compared to the three months ended October 31, 2020 was primarily due to a decrease in salaries and compensation associated with the reduction in headcount and a reduction in allocated overhead costs. The decrease for the nine months ended October 31, 2021 as compared to the nine months ended October 31, 2020 was primarily due to a decrease in salaries and compensation associated with the reduction in headcount and a reduction in allocated overhead costs as well as travel and other sales and marketing expenditures in relation to our cost-saving efforts driven by the COVID-19 pandemic.

General and Administrative

General and administrative expenses consist of salaries and related costs, including stock-based compensation for personnel in executive, finance, legal, human resources, information technology and administrative functions, as well as legal and accounting services, insurance premiums and an allocation of related facilities expenses. The following table provides information regarding the change in general and administrative expenses during the periods presented:

	For the Three Months Ended October 31,		Change		For the Nine Months Ended October 31,		Change
	2021	2020	$	%	2021	2020	$	%
	(Amounts in thousands, except for percentage data)				(Amounts in thousands, except for percentage data)
General and administrative expenses	$2,110	$2,636	$(526)	(20.0%)	$6,897	$7,057	$(160)	(2.3%)
% of total revenue	29.5%	53.1%			36.8%	41.8%

General and administrative expenses decreased by $0.5 million and $0.2 million for the three and nine months ended October 31, 2021, respectively, as compared to the three and nine months ended October 31, 2020. The decrease for the three months ended October 31, 2021 as compared to the three months ended October 31, 2020 was primarily due to a decrease in salaries and compensation associated with the reduction in headcount and a reduction in allocated overhead costs. The decrease for the nine months ended October 31, 2021 as compared to the nine months ended October 31, 2020 was primarily due to a $1.0 million decrease in salaries and compensation costs associated with the reduction in headcount and a $0.3 million decrease in allocated overhead costs and a reduction in other general expenditures in relation to our cost-saving efforts driven by the COVID-19 pandemic and partially offset by a $0.5 million increase in stock-based compensation, a $0.4 million increase in outside professional services, and a $0.2 million increase in insurance premiums.

Severance and Restructuring Costs

Severance costs consist of employee-related severance charges not related to a restructuring plan. Restructuring costs consist of charges related to restructuring including employee-related severance charges, remaining lease obligations and termination costs, and the disposal of equipment. The following table provides information regarding the change in severance and restructuring costs during the periods presented:

	For the Three Months Ended October 31,		Change		For the Nine Months Ended October 31,		Change
	2021	2020	$	%	2021	2020	$	%
	(Amounts in thousands, except for percentage data)				(Amounts in thousands, except for percentage data)
Severance and restructuring costs	$75	$53	$22	41.5%	$646	$1,082	$(436)	(40.3%)
% of total revenue	1.0%	1.1%			3.4%	6.4%

Severance and restructuring costs increased by less than $0.1 million and decreased by $0.4 million for the three and nine months ended October 31, 2021, respectively, as compared to the three and nine months ended October 31, 2020. Severance and restructuring costs for the three months ended October 31, 2021 consisted primarily of employee related termination benefits for the restructuring of our finance department. Severance and restructuring costs for the nine months ended October 31, 2021 consisted primarily of employee related termination benefits for the restructuring of our finance department as well as facility related closure costs. Severance and restructuring costs for the three and nine months ended October 31, 2020 consisted primarily of employee related termination benefits due to a reduction in headcount driven by the COVID-19 pandemic.

Other Expense, Net

The table below provides detail regarding our other expense, net:

	For the Three Months Ended October 31,		Change		For the Nine Months Ended October 31,		Change
	2021	2020	$	%	2021	2020	$	%
	(Amounts in thousands, except for percentage data)				(Amounts in thousands, except for percentage data)
Interest income, net	$80	$121	$(41)	(33.9%)	$188	$353	$(165)	(46.7%)
Foreign exchange loss, net	(198)	(687)	489	(71.2%)	(399)	(778)	379	(48.7%)
Miscellaneous income, net	51	67	(16)	(23.9%)	128	91	37	40.7%

	$(67)	$(499)	$432		$(83)	$(334)	$251

Our foreign exchange loss, net is primarily due to the revaluation of intercompany notes.

Gain on Extinguishment of Debt

In May 2020, we entered into a promissory note, which we refer to as the Note, with Silicon Valley Bank, which we refer to as the Lender, evidencing an unsecured loan in an aggregate principal amount of $2.4 million pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act, known as the CARES Act, administered by the U.S. Small Business Administration, or the SBA. Interest on the Note accrued at a fixed interest rate of one percent (1%) per annum. The Note and accrued interest were fully forgiven by the SBA in June 2021 and a $2.4 million gain on extinguishment of debt was recorded on the consolidated statements of operations and comprehensive loss in the second quarter of fiscal 2022.

Income Tax Benefit

We recorded an income tax provision of less than $0.1 million for the three months ended October 31, 2021 and October 31, 2020. We recorded an income benefit of less than $0.1 million for the nine months ended October 31, 2021 and October 31, 2020. The tax provision for the nine months ended October 31, 2021 includes a $0.2 million tax benefit related to the reversal of tax reserves for uncertain tax positions due to the expiration of the Polish statute of limitations. Our effective tax rate in fiscal 2022 and in future periods may fluctuate on a quarterly basis as a result of changes in our jurisdictional forecasts where losses cannot be benefitted due to the existence of valuation allowances on our deferred tax assets, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof.

We review all available evidence to evaluate the recovery of deferred tax assets, including the recent history of losses in all tax jurisdictions, as well as our ability to generate income in future periods. As of October 31, 2021, due to the uncertainty related to the ultimate use of certain deferred income tax assets, we have recorded a valuation allowance on certain deferred assets.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various foreign jurisdictions. We have closed out an audit with the Internal Revenue Service through fiscal 2013; however, the taxing authorities will still have the ability to review the propriety of certain tax attributes created in closed years if such tax attributes are utilized in an open tax year, such as our federal research and development credit carryovers.

Liquidity and Capital Resources

The following table includes key line items of our consolidated statements of cash flows:

	For the Nine Months Ended October 31,
	2021	2020
	(Amounts in thousands)
Net cash used in operating activities	$(5,500)	$(9,321)
Net cash provided by investing activities	174	3,265
Net cash provided by financing activities	17,599	2,470
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(467)	(587)

Net increase (decrease) in cash, cash equivalents and restricted cash	$11,806	$(4,173)

Historically, we have financed our operations and capital expenditures primarily with our cash and investments. Our cash, cash equivalents, and restricted cash totaled $17.9 million at October 31, 2021.

In the nine months ended October 31, 2020, we reduced our headcount across all departments in response to the COVID-19 pandemic, which resulted in approximately $7.6 million of annualized cost savings, and transferred our technical support services to our Poland location in an effort to further reduce cost. In the first quarter of fiscal 2022, we entered into a sublease termination agreement, which we refer to as the Termination Agreement, which terminated the sublease for our former headquarters in Waltham, Massachusetts, effective March 21, 2021. In connection with the early termination of the sublease the Company paid the sublandlord a termination payment of approximately $430 thousand against an obligation of approximately $2.8 million. Prior to the execution of the Termination Agreement, the sublease had been scheduled to expire in February 2025. As a result of the Termination Agreement, we expect annualized savings of approximately $0.6 million in facilities costs for each of the next four years. Additionally, in the first quarter of fiscal 2022, we issued and sold

10,323,484 shares of common stock, $0.01 par value per share, at a public offering price of $1.85 per share. This offering resulted in approximately $17.5 million in proceeds, net of underwriting discounts and commissions of 6.5%, or $0.12025 per share of common stock, and offering expenses of approximately $0.2 million.

In the second quarter of fiscal 2022, we were granted full forgiveness of the Note we entered into with the Lender in May 2020 pursuant to the Paycheck Protection Program under the CARES Act administered by the SBA. The aggregate principal amount of $2.4 million and interest accrued at a fixed rate of one percent (1%) per annum were fully forgiven.

We believe that existing cash and cash equivalents and cash expected to be provided by future operating activities will be adequate to satisfy our working capital, capital expenditure requirements and other contractual obligations for at least 12 months from the date of this filing.

If our expectations are incorrect, we may need to raise additional funds to fund our operations or take advantage of unanticipated strategic opportunities in order to strengthen our financial position. In the future, we may enter into other arrangements for potential investments in, or acquisitions of, complementary businesses, services or technologies, which could require us to seek additional equity or debt financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of market opportunities, to develop new products or to otherwise respond to competitive pressures.

Continued Nasdaq Listing

On December 6, 2021, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market LLC, which we refer to as Nasdaq, notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s common stock has been below the minimum $1.00 per share required for continued listing on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1), which we refer to as the Minimum Bid Price Requirement. The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s common stock, and its common stock will continue to trade on The Nasdaq Global Select Market under the symbol “SEAC” at this time.

On December 28, 2021, the Company received a letter from Nasdaq notifying the Company that it had regained compliance with the Minimum Bid Price Requirement as a result of the closing bid price of the Company’s common stock being at $1.00 per share or greater for the requisite time period.

Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement and Nasdaq considers the matter closed.

Net cash used in operating activities

Net cash used in operating activities was $5.5 million for the nine months ended October 31, 2021. Net cash used in operating activities was primarily the result of our net loss of $5.9 million, a $1.1 million non-cash expense for depreciation and amortization, a $1.3 million non-cash expense for stock-based compensation, a $0.3 million non-cash gain on the write-off of our operating lease right-of-use assets and liabilities in relation to the Termination Agreement, a $2.4 million non-cash gain on extinguishment of debt related to the fully forgiven Note, a $0.4 million non-cash foreign currency transaction loss, and changes in working capital, which include a $0.7 million decrease in accounts receivable, a $0.4 million decrease in unbilled receivables, a $2.0 million decrease in prepaid expenses and other current assets and other assets, a $0.1 million decrease in accounts payable, a $0.2 million decrease in accrued expenses and other liabilities, and a $2.3 million decrease in deferred revenue.

Net cash used in operating activities was $9.3 million for the nine months ended October 31, 2020. Net cash used in operating activities was primarily the result of our net loss of $17.4 million, a $1.1 million non-cash expense for depreciation and amortization, a $1.1 million non-cash expense for stock-based compensation, a $1.5 million non-cash foreign currency transaction loss, and changes in working capital, which include a

$7.1 million decrease in accounts receivable, a $4.3 million decrease in unbilled receivables, a $0.5 million decrease in prepaid expenses and other current assets and other assets, a $1.2 million decrease in accounts payable, a $3.9 million decrease in accrued expenses and other liabilities, and a $2.4 million decrease in deferred revenue.

Net cash provided by investing activities

Net cash provided by investing activities was $0.2 million and $3.3 million for the nine months ended October 31, 2021 and 2020, respectively, due to proceeds from the sales and maturities of our marketable securities partially offset by purchases of property and equipment.

Net cash provided by financing activities

Net cash provided by financing activities was $17.6 million for the nine months ended October 31, 2021 due to $0.1 million in proceeds from stock option exercises and $17.5 million in net proceeds from the issuance of common stock in relation to the Offering. Net cash provided by financing activities was $2.5 million for the nine months ended October 31, 2020 due to $0.1 million in proceeds from stock option exercises and purchases through the Company’s Employee Stock Purchase Plan, $0.1 million in repurchases of common stock, and $2.4 million in proceeds from the Note.

Impact of COVID-19 Pandemic

In the first quarter of fiscal 2021, concerns related to the spread of COVID-19 began to create global business disruptions as well as disruptions in our operations and to create potential negative impacts on our revenues and other financial results. COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. The extent to which COVID-19 will impact our financial condition or results of operations is currently uncertain and depends on factors including the impact on our customers, partners, and vendors and on the operation of the global markets in general. Due to our business model, the effect of COVID-19 on our results of operations may also not be fully reflected for some time.

We are currently conducting business with substantial modifications to employee travel, employee work locations, virtualization or cancellation of customer and employee events, and remote sales, implementation, and support activities, among other modifications. These decisions may delay or reduce sales and harm productivity and collaboration. We have observed other companies and governments making similar alterations to their normal business operations, and in general, the markets are experiencing a significant level of uncertainty at the current time. Virtualization of our team’s sales activities could foreclose future business opportunities, particularly as our customers limit spending, which could negatively impact the willingness of our customers to enter into or renew contracts with us. The pandemic has impacted our ability to complete certain implementations, negatively impacting our ability to recognize revenue, and could also negatively impact the payment of accounts receivable and collections. We continue to realize our on-going cost optimization efforts in response to the impact of the pandemic. We may take further actions that alter our business operations as the situation evolves. As a result, the ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity, and financial results cannot be predicted at this time.

The Paycheck Protection Program

On May 5, 2020, the Company entered into the Note with the Lender evidencing an unsecured loan in an aggregate principal amount of $2.4 million pursuant to the Paycheck Protection Program under the CARES Act administered by the SBA. Interest on the Note accrued at a fixed interest rate of one percent (1%) per annum. The Note and accrued interest of less than $0.1 million were fully forgiven by the SBA on June 15, 2021 and is included on the unaudited consolidated statements of operations and comprehensive loss as a gain on extinguishment of debt.

Critical Accounting Policies and Significant Judgments and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management.

There have been no material changes to our critical accounting policies and estimates from those disclosed in our financial statements and the related notes and other financial information included in our most recent Form 10-K on file with the SEC.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND EXECUTIVE OFFICERS AND DIRECTORS OF SEACHANGE

The following table sets forth information regarding the beneficial ownership of SeaChange common stock as of January 27, 2022 by:

•	each person or entity who is known by SeaChange to beneficially own more than five percent (5%) of the common stock of SeaChange;

•	each of the directors of SeaChange and each of the executive officers of SeaChange and

•	all of the directors and executive officers of SeaChange as a group.

Except for the named executive officers and directors, none of these persons or entities has a relationship with SeaChange. Unless otherwise indicated, the address of each person or entity named in the table is c/o SeaChange International, Inc., 177 Huntington Avenue, Suite 1703, PMB 73480, Boston, Massachusetts 02115-3153, and each person or entity has sole voting power and investment power (or shares such power with his or her spouse), with respect to all shares of capital stock listed as owned by such person or entity.

The number and percentage of shares beneficially owned is determined in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Percentage of beneficial ownership is based on 49,175,684 shares of SeaChange common stock outstanding as of January 27, 2022.

Name	Amount and Nature of Beneficial Ownership (1) (#)	Percent of Common Stock Outstanding
Peter D. Aquino (2)	12,500	*
Michael Prinn	129,024	*
Robert M. Pons (3)	636,029	1.3%
David Nicol (4)	47,619	*
Julian Singer (5)	219,563	*
Steven Singer (6)	—	*
Matthew Stecker (7)	36,496	*
Karen Singer/TAR Holdings LLC (8) 212 Vaccaro Drive Cresskill, NJ 07626	6,067,616	12.3%
Footprints Asset Management & Research, Inc.(9) 11422 Miracle Hills Drive, Suite 208 Omaha, NE 68154	3,054,458	6.2%
All Executive Officers and Directors as a group (7 persons) (10)	1,081,231	2.2%

*	Less than 1%
(1)	Includes shares of SeaChange common stock, which have not been issued but are subject to options which are presently exercisable by Mr. Prinn in the amount of 126,048 shares.
(3)

Mr. Pons was elected as a director to the SeaChange board of directors on February 28, 2019 pursuant to the terms of the Cooperation Agreement, dated as of February 28, 2019 with TAR Holdings LLC and Karen Singer (collectively “TAR”) as previously reported on a Form 8-K filed with the SEC on March 1, 2019 (the “Cooperation Agreement”). Mr. Pons served as Executive Chairman from January 8, 2021 to September 26, 2021. 135,425 of the 636,029 shares listed above are non-voting DSUs.

(4)	Mr. Nicol was elected to the SeaChange board of directors of Directors on May 14, 2021 as previously reported on a Form 8-K filed with the SEC on May 18, 2021.

(5)	Mr. Julian Singer was elected to the SeaChange board of directors of Directors on July 27, 2020 as previously reported on a Form 8-K filed with the SEC on July 29, 2020.
(6)	Mr. Steven Singer was elected to the SeaChange board of directors of Directors on August 3, 2021 as previously reported on a Form 8-K filed with the SEC on August 6, 2021.
(7)	Mr. Stecker was elected to the SeaChange board of directors of Directors on February 10, 2021 as previously reported on a Form 8-K filed with the SEC on February 11, 2021.
(8)

According to a Schedule 13D/A filed on December 29, 2021, TAR may be deemed to have sole dispositive power and sole voting power over the above-mentioned 6,067,616 shares. TAR are parties to the Cooperation Agreement and a Stockholder Agreement with respect to the merger.

(9)

According to a Schedule 13G filed on February 14, 2019, Footprints Asset Management and Research, Inc. may be deemed to have sole dispositive power and sole voting power over the above-mentioned 3,054,458 shares.

(10)

This group is comprised of SeaChange’s executive officers and directors as of the date of this prospectus/proxy statement. Includes an aggregate of 126,048 shares of SeaChange common stock, which the directors and executive officers, as a group, have the right to acquire by exercise of stock options.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations with respect to: (i) holders of SeaChange common stock who exercise their redemption rights to redeem their SeaChange common stock for cash and the Notes pursuant to § 1.5(a)(ii)(A) of the Merger Agreement, (ii) holders of SeaChange common stock who elect to convert their shares of SeaChange common stock to SeaChange Class A common stock pursuant to the exchange described in § 1.5(a)(ii)(B) of the Merger Agreement (the “Recapitalization”), (iii) the exchange of Triller common units for SeaChange Class A common stock in the merger pursuant to § 1.5(a)(i) of the Merger Agreement, and (iv) the ownership and disposition of the SeaChange Class A common stock received in the foregoing transactions described in clauses (ii) and (iii) of this sentence.

This discussion is limited to considerations relevant to holders of SeaChange common stock, Triller common units, and, after the Merger, SeaChange Class A common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder of SeaChange common stock, Triller common units, or SeaChange Class A common stock in light of such holder’s individual circumstances or status, nor does it address tax consequences applicable to holders of SeaChange common stock, Triller common units, or SeaChange Class A common stock subject to special rules, such as:

•	dealers in securities or foreign currency;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	tax-exempt organizations;

•	financial institutions, banks or trusts;

•	mutual funds;

•	life insurance companies, real estate investment trusts and regulated investment companies;

•	holders that actually or constructively own 10% or more of SeaChange or Triller’s voting stock;

•	holders that hold SeaChange common stock, Triller common units or SeaChange Class A common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	holders that have a functional currency other than the U.S. dollar;

•

holders that received SeaChange common stock, Triller common units or SeaChange Class A common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

•	U.S. expatriates;

•	controlled foreign corporations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to SeaChange common stock, Triller common units or SeaChange Class A common stock being taken into account in an applicable financial statement;

•	passive foreign investment companies; or

•	pass-through entities or investors in pass-through entities.

This discussion is based on the U.S. International Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations thereunder (“Treasury regulations”), and judicial and administrative interpretations thereof, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect. Any such change could impact the conclusions discussed below. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

Neither SeaChange nor Triller has, and neither intends to, seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the subjects addressed in this summary. There can be no assurance that the IRS will not take positions inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of SeaChange common stock, Triller common units or, after the Merger, SeaChange Class A common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and all substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A “non-U.S. Holder” is any beneficial owner of SeaChange common stock, Triller common units, or, after the Merger, SeaChange Class A common stock received in the merger that is not a U.S. Holder. Each of a U.S. Holder and a non-U.S. Holder is a “Holder.”

If a partnership (or any entity or arrangement characterized as a partnership for U.S. federal income tax purposes) holds SeaChange common stock, Triller common units, or SeaChange Class A common stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold SeaChange common stock, Triller common units, or SeaChange Class A common stock and persons that are treated as partners of such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of the transactions described herein.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTIONS.

Certain Contingent Payments on the Notes

In certain circumstances, we have the option or may be obligated to pay amounts in excess of the stated interest or principal on the Notes. See “Description of Notes—Certain Covenants—Restricted Payments.” Pursuant to applicable Treasury regulations, we believe that the likelihood of us making any such additional payments is considered remote and/or incidental, and therefore should not cause the Notes to be treated as contingent payment debt instruments for U.S. federal income tax purposes. Our determination is binding on all Holders of a

Note, other than a Holder that discloses its differing position in a statement attached to its timely filed U.S. federal income tax return for the taxable year during which such Holder acquired a Note. However, there can be no assurance that the IRS will agree with our determination, or that our position would be sustained if challenged by the IRS. If the IRS were to successfully challenge our determination, a Holder might be required to accrue interest income at a higher rate than the stated interest rate on the Notes, and to treat as ordinary income any gain realized on the taxable disposition of a Note. This discussion assumes that the Notes will not be treated as contingent payment debt instruments for U.S. federal income tax purposes.

U.S. Holders

Exercise of Redemption Rights

The following is a discussion of the material U.S. federal income tax considerations with respect to U.S. Holders of SeaChange common stock who exercise their redemption rights to redeem their SeaChange common stock for cash and the Notes pursuant to § 1.5(a)(ii)(A) of the Merger Agreement.

The U.S. federal income tax consequences to a U.S. Holder that exercises his, her or its redemption rights to receive cash and the Notes in exchange for all or a portion of his, her or its SeaChange common stock will depend on whether the redemption qualifies as a sale or exchange of such SeaChange common stock under Section 302(a) of the Code as described below under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Sale or Exchange Treatment” or is treated as a distribution under Section 301(a) of the Code as described below under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Distribution Treatment”.

Sale or Exchange Treatment

If the redemption qualifies as a sale or exchange of SeaChange common stock under Section 302(a) of the Code, a U.S. Holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the amount of cash and the issue price (as determined under Treasury regulations) of the Notes received, and (ii) such U.S. Holder’s adjusted tax basis in the SeaChange common stock redeemed.

Whether the redemption qualifies for sale or exchange treatment will depend on the total amount of SeaChange common stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder, as discussed below) relative to all of the SeaChange common stock outstanding both before and after the redemption. The redemption of SeaChange common stock will generally be treated as a sale or exchange (rather than as a distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in SeaChange, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only the SeaChange common stock actually owned by the U.S. Holder, but also SeaChange common stock constructively owned by the U.S. Holder, as discussed below. A U.S. Holder may constructively own, in addition to shares of SeaChange common stock owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include SeaChange common stock which could be acquired pursuant to an exercise of SeaChange options by such U.S. Holder.

There will be a complete termination of a U.S. Holder’s interest if either (i) all of the SeaChange common stock actually and constructively owned by the U.S. Holder is redeemed or (ii) all of the SeaChange common stock actually owned by the U.S. Holder is redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares of SeaChange common stock owned by certain family members and the U.S. Holder does not constructively own any other shares of SeaChange common stock. In order to meet the “substantially disproportionate” test, the percentage of outstanding voting stock actually or constructively owned by a U.S. Holder immediately following the redemption generally must be less than 80% of the voting stock actually or constructively owned by such U.S. Holder immediately prior to the redemption. A redemption will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction”

of the U.S. Holder’s proportionate interest in SeaChange. Whether a redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in SeaChange will depend on such holder’s particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction”.

Distribution Treatment

If the redemption does not qualify as a sale or exchange of SeaChange common stock, the U.S. Holder will be treated as receiving a distribution from SeaChange under Section 301(a) of the Code. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid from SeaChange’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of SeaChange’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the shares of SeaChange common stock. Any remaining excess will be treated as gain realized from the sale or exchange of the SeaChange common stock.

The Recapitalization

The following is a discussion of the material U.S. federal income tax considerations with respect to U.S. Holders of SeaChange common stock who elect to convert their shares of SeaChange common stock to SeaChange Class A common stock in the Recapitalization.

SeaChange intends that, for U.S. federal income tax purposes, the conversion of SeaChange common stock into SeaChange Class A common stock pursuant to the Recapitalization will be treated as a reorganization within the meaning of Section 368(a)(1)(E) of the Code.

If the Recapitalization qualifies as a reorganization, it is expected that (i) a U.S. Holder will not recognize any gain or loss on the conversion of his, her or its SeaChange common stock into SeaChange Class A common stock, (ii) a U.S. Holder’s aggregate tax basis in the SeaChange Class A common stock received in the Recapitalization will equal the aggregate tax basis in such U.S. Holder’s shares of SeaChange common stock surrendered in the Recapitalization, and (iii) a U.S. Holder’s holding period for the SeaChange Class A common stock received in the Recapitalization will include such U.S. Holder’s holding period for the SeaChange common stock surrendered in the Recapitalization. Special tax basis and holding period rules apply to holders that acquired different blocks of SeaChange common stock at different prices or different times. Holders should consult their tax advisors as to the applicability of these special rules to their particular circumstances.

The foregoing tax discussion is based on current tax law, regulations and interpretive rulings as they exist at this time. The IRS has not made a determination, nor has SeaChange received any opinion of counsel, on the U.S. federal income tax consequences of the Recapitalization or of a holder’s participation in the Recapitalization, and there is no published guidance directly on point. Because of the lack of authority dealing with transactions similar to the Recapitalization, the U.S. federal income tax consequences of the Recapitalization are unclear, and alternative characterizations are possible that could require you to immediately recognize income, gain or loss, or may impact your holding period.

For example, the IRS could re-characterize the Recapitalization, for U.S. federal income tax purposes, as a deemed distribution under Section 301(a) of the Code by reason of Section 305(b) and (c) of the Code (governing the taxation of distributions of stock and stock rights). Under Section 305(c) of the Code and Section 1.305-7(a) of the Treasury regulations, a recapitalization (such as the Recapitalization) may be treated as a distribution to which Sections 305(b) and Section 301 apply in certain circumstances where a shareholder’s proportionate interest in the earnings and profits or assets of the corporation is increased by the transaction (i.e., a disproportionate distribution, as contemplated by section 302(b)(2)). Under Section 1.305-7(c) of the Treasury regulations, even an isolated recapitalization may result in a distribution to which Section 305(c) applies if it is pursuant to a plan to periodically increase a shareholder’s proportionate interest. However, because the Recapitalization is incidental to the merger and effects a one-time conversion of SeaChange common stock to SeaChange Class A common stock, the transaction lacks the periodic increase required by Section 1.305-7(c) of the Treasury regulations.

Holding and Disposing of the Notes

Interest

Stated interest payable on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

The Notes may be issued with OID for U.S. federal income tax purposes. The Notes will be treated as issued with OID if the stated principal amount of the Notes exceeds their issue price by an amount equal to or more than a statutorily defined de minimis amount (generally, 0.0025 multiplied by the stated principal amount and the number of complete years to maturity from the issue date). In such event, U.S. holders generally will be required to include such OID in gross income (as ordinary interest income) for U.S. federal income tax purposes under a constant yield accrual method regardless of their regular method of accounting for U.S. federal income tax purposes. As a result, U.S. Holders will generally include any OID in income in advance of the receipt of cash attributable to such income. The amount of OID that accrues with respect to any accrual period is the excess of (i) the product of the Note’s ‘adjusted issue price’ at the beginning of such accrual period and its ‘yield to maturity,’ determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of such period, over (ii) the amount of stated interest allocable to such accrual period. The adjusted issue price of a Note at the start of any accrual period generally is equal to its issue price, increased by the accrued OID for each prior accrual period. The yield to maturity of a Note is the discount rate that, when used in computing the present value of all principal and interest payments to be made under the Note, produces an amount equal to the issue price of the Note.

Sale, Exchange, Retirement or Other Disposition of the Notes

Upon the disposition of a Note by sale, exchange, redemption or retirement or other disposition, a U.S. Holder will recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which will be taxed as interest to the extent no previously included in income, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. Holder, increased by any OID previously included in income.

Generally, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Notes is more than one year at the time of disposition. In general, long-term capital gains for non-corporate taxpayers may be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Cash In Lieu of a Fractional Share

If a U.S. Holder of SeaChange common stock receives cash in lieu of a fractional share of SeaChange Class A common stock, the U.S. Holder generally will be treated as having received the fractional share of SeaChange Class A common stock and then as having sold the fractional share of SeaChange Class A common stock for cash. As a result, the U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the U.S. Holder’s aggregate tax basis allocable to the fractional share of SeaChange Class A common stock.

Generally, any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held its shares of SeaChange common stock for more than one year as of the effective time of the Merger. In general, long-term capital gains for non-corporate taxpayers may be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to certain limitations.

Exchange of Triller Common Units for SeaChange Class A Common Stock in the Merger

The following is a discussion of the material U.S. federal income tax considerations with respect to U.S. Holders that exchange Triller common units for SeaChange Class A common stock in the merger pursuant to § 1.5(a)(i) of the Merger Agreement.

SeaChange and Triller expect the exchange of Triller common units for SeaChange Class A common stock in the merger to qualify as an exchange pursuant to Section 351(a) of the Code. Accordingly, when U.S. Holders receive SeaChange Class A common stock in exchange for units of Triller common units pursuant to the Merger:

•

U.S. Holders will general recognize no gain or loss on their receipt of SeaChange Class A common stock in exchange for Triller common units (other than (a) to the extent the U.S. Holder’s share of Triller’s liabilities exceed such U.S. Holder’s tax basis in his, her, or its Triller common units and (b) with respect to any cash received in lieu of fractional shares of SeaChange Class A common stock);

•

Each U.S. Holder’s aggregate tax basis in the shares of SeaChange Class A common stock received in the merger will generally be the same has his, her, or its aggregate tax basis in the Triller common units surrendered in the exchange therefor (reduced by such U.S. Holder’s share of Triller’s liabilities assumed by SeaChange and increased by any gain recognized by reason of Section 357(c) of the Code); and

•

The holding period of SeaChange Class A common stock received in exchange for Triller common units will generally include the holding period of Triller common units surrendered therefore, other than to the extent, if any, of the SeaChange Class A common stock received by such U.S. Holder in exchange for his, her, or its interest in certain ordinary income assets (which holder period begins the day of the effective date of the Merger).

It is expected that holders of Triller common units will be in “control” (within the meaning of Section 368(c) of the Code) of SeaChange immediately after the merger such that the merger, taken together with the other transactions contemplated thereby, should qualify as a transfer of property to a “controlled corporation” under Section 351(a) of the Code for U.S. federal income tax purposes. “Control” for purposes of Section 351 of the Code is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of each non-voting class of stock of the corporation. The holders of Triller common units should receive “control” of SeaChange pursuant to the Merger, taking into account all shares of SeaChange Class A common stock issued to persons pursuant to the Merger Agreement. However, if the holders of Triller common units who receive control of SeaChange pursuant to the merger take steps that would cause such holders to lose “control” of SeaChange immediately after the merger within the meaning of Section 368(c) of the Code as interpreted by applicable case law and IRS guidance, for example, through a previously negotiated sale to a third party under certain circumstances, the transaction would not satisfy the requirements of Section 351 of the Code. In that case, the exchange of Triller common units for SeaChange Class A common stock would be a taxable transaction and any gain or loss realized by a U.S. Holder would be recognized.

Notwithstanding the foregoing, however, there are potential exceptions under the U.S. federal tax law which may alter the tax consequences summarized above with respect to certain Triller members. For example, under Section 357(c) of the Code, if a corporation assumes (or, is treated for U.S. federal income tax purposes as having assumed) liabilities of the transferor (or accepts property subject to liabilities) in a transaction described in Section 351 of the Code, the transferor generally must recognize taxable gain in the amount by which the liabilities exceed the transferor’s basis in the property contributed to the corporation. For this purpose, Triller’s liabilities will be treated as liabilities of Triller’s members, as to their respective units, which are being assumed by SeaChange in the Merger. Accordingly, a Triller member that, for tax purposes, has been allocated Triller’s liabilities will recognize taxable gain upon the exchange of Triller common units in the merger if and to the extent that (i) the aggregate amount of Triller’s recourse and nonrecourse liabilities attributable to the units exchanged by the Triller member exceeds (ii) the Triller member’s aggregate tax basis in the Triller common units exchanged by such Triller member. In the event that a Triller member recognizes gain under Section 357(c) of the Code, the gain will increase its basis in its shares of SeaChange Class A common stock received in the Merger.

The tax implications of the transactions will vary based on each Triller member’s individual tax situation which can vary significantly. Each Triller member is urged to consult with its own tax advisor regarding whether such Triller member will recognize taxable gain under Section 357(c) of the Code upon the exchange of Triller common units in the Merger, the availability of previously disallowed losses to offset such taxable gain, such Triller member’s tax basis in the shares of SeaChange Class A common stock received in the merger and the overall tax implications of the transactions.

Holding and Disposing of SeaChange Class A Common Stock

Taxation of Distributions

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid with respect to SeaChange Class A common stock, to the extent the distribution is paid out of SeaChange’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its SeaChange Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the SeaChange Class A common stock and will be treated as described under “Sale or Exchange of SeaChange Class A Common Stock” below.

Dividends that SeaChange pays to a U.S. Holder that is a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends that SeaChange pays to a non-corporate U.S. Holder may be taxed as “qualified dividend income” at the preferential tax rate accorded to long-term capital gains.

Sale or Exchange of SeaChange Class A Common Stock

Upon a sale or other taxable disposition of SeaChange Class A common stock a U.S. Holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the SeaChange Class A common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the amount realized, which generally is the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its SeaChange Class A common stock so disposed of.

Non-U.S. Holders

Exercise of Redemption Rights

The following is a discussion of the material U.S. federal income tax considerations with respect to non-U.S. Holders of SeaChange common stock who exercise their redemption rights to redeem their SeaChange common stock for cash and the Notes pursuant to § 1.5(a)(ii)(A) of the Merger Agreement.

The U.S. federal income tax consequences to a non-U.S. Holder that exercises his, her or its redemption rights to receive cash and the Notes in exchange for all or a portion of his, her or its SeaChange common stock generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s SeaChange common stock, as described immediately above under “Material U.S. Federal Income Tax Considerations — U.S. Holders — Exercise of Redemption Rights,” subject to the discussion below in the sections entitled “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Exercise of Redemption Rights — Sale or Exchange Treatment,” and “ — Non-U.S. Holders — Exercise of Redemption Rights — Distribution Treatment.”.

Sale or Exchange Treatment

If the redemption qualifies as a sale or exchange of such non-U.S. Holder’s SeaChange common stock under Section 302(a) of the Code, the holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a United States “permanent establishment”), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as a U.S. Holder with respect to the redemption, and a corporate non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be provided by an applicable income tax treaty);

•

the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the redemption occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain for the year; or

•

SeaChange is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code (“USRPHC”) at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held the SeaChange common stock, and, in the case where shares of SeaChange common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of the common stock of SeaChange at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for the shares of SeaChange common stock.

With respect to the third bullet point above (if applicable to a particular non-U.S. Holder), gain recognized by such non-U.S. Holder on the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, SeaChange would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. Holder. There can be no assurance that SeaChange common stock will be treated as regularly traded on an established securities market. SeaChange does not believe that it is or has been a USRPHC for U.S. federal income tax purposes but there can be no assurance in this regard.

Distribution Treatment

If the redemption does not qualify as a sale or exchange, the non-U.S. Holder will be treated as receiving a distribution from SeaChange under Section 301(a) of the Code. Subject to the discussions of backup withholding and FATCA below, in general, any distributions we make, to the extent paid from SeaChange’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, the applicable withholding agent will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of his, her or its eligibility for such reduced rate.

Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the non-U.S. Holder’s adjusted tax basis in the shares of SeaChange common stock (and, subject to the discussion of FATCA below, and the third bullet point above, under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — or Exchange Treatment,” to the extent such distribution does not exceed the adjusted tax basis such amount will generally not be subject to withholding). Distributions in excess of the non-U.S. Holder’s adjusted tax basis will be treated as gain realized from the sale or exchange of SeaChange common stock (and subject to tax as described above under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Sale or Exchange Treatment”).

Dividends paid to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be provided by an applicable income tax treaty).

The Recapitalization

The following is a discussion of the material U.S. federal income tax considerations with respect to non-U.S. Holders of SeaChange common stock who elect to convert their shares of SeaChange common stock to SeaChange Class A common stock in the Recapitalization.

The U.S. federal income tax consequences of the Recapitalization to non-U.S. Holders generally are the same as the tax consequences of the Recapitalization to the U.S. Holders as described above in the section entitled “ — U.S. Holders — The Recapitalization.” However, different U.S. federal income tax consequences will apply to non-U.S. Holders if SeaChange has been a USRPHC at any time during the lesser of (i) the five-year period ending on the date the Recapitalization occurs and (ii) the period during which the non-U.S. Holders held the shares of SeaChange common stock ending on the date the Recapitalization occurs. Generally, if SeaChange has been a USRPHC during the lesser of the two time periods described above, a non-U.S. Holder’s gain (or loss) realized on his, her or its conversion of SeaChange common stock into SeaChange Class A common stock would be subject to tax in the United States in the same manner as if such non-U.S. Holder was engaged in a trade or business within the United States and such gain (or loss) was effectively connected with the conduct of such trade or business, unless certain exceptions apply. SeaChange does not believe that it is or has been a USRPHC during the relevant time periods, but there can be no assurance in this regard. Non-U.S. Holders are urged to consult their tax advisors regarding SeaChange’s status as a USRPHC and the U.S. federal income tax consequences of the Recapitalization to them if SeaChange is a USRPHC.

In the event that the Recapitalization does not qualify as reorganization within the meaning of Section 368 of the Code, generally, the Recapitalization will be treated as a taxable sale or exchange of SeaChange common stock by non-U.S. Holders in exchange for the SeaChange Class A common stock. In such case, subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. Holder on the taxable exchange of his, her or its SeaChange common stock for SeaChange Class A common stock in the Recapitalization generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a United States

“permanent establishment”), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as a U.S. Holder with respect to the Recapitalization, and a corporate non-U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be provided by an applicable income tax treaty);

•

the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the Recapitalization occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain for the year; or

•

SeaChange is or has been a USRPHC at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. Holder held the SeaChange common stock, and, in the case where shares of SeaChange common stock are regularly traded on an established securities market, the non-U.S. Holder has owned, directly or constructively, more than 5% of the common stock of SeaChange at any time within the shorter of the five-year period preceding the disposition or such non-U.S. Holder’s holding period for the shares of SeaChange common stock.

With respect to the third bullet point above (if applicable to a particular non-U.S. Holder), gain recognized by such non-U.S. Holder on the Recapitalization will be subject to tax at generally applicable U.S. federal income tax rates. In addition, SeaChange would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. Holder. There can be no assurance that SeaChange common stock will be treated as regularly traded on an established securities market. SeaChange does not believe that it is or has been a USRPHC for U.S. federal income tax purposes but there can be no assurance in this regard.

Holding and Disposing of the Notes

Interest

Subject to the discussions of backup withholding and FATCA below, and provided such interest is not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, is attributable to a United States “permanent establishment”), the applicable withholding agent will be required to withhold tax from the gross amount of interest payments (including, for purposes of this section, “Material U.S. Federal Income Tax Considerations —Non-U.S. Holders,” OID, if any) on a Note at a rate of 30%, unless such interest qualifies as “portfolio interest” (as defined in the Code), or such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of his, her or its eligibility for such reduced rate.

Interest that is “portfolio interest” will be exempt from U.S. federal withholding tax, provided that: (i) such non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; (ii) such non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (iii) such non-U.S. Holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; (iv) such non-U.S. Holder certifies, under penalties of perjury, to the withholding agent on an applicable IRS Form W-8 (or appropriate substitute form) that it is not a United States person and provides is, her, or its name, address and certain other required information or certain other certification requirements are satisfied; and (v) interest paid on the notes is not effectively connected with such non-U.S. Holder’s conduct of a trade or business in the United States.

Sale, Exchange, Retirement or Other Disposition of the Notes

Subject to the discussions of backup withholding and FATCA below, any gain realized by a non-U.S. Holder on the sale, exchange, redemption, retirement, or other taxable disposition of a Note generally will not be subject to U.S. federal income tax, unless:

•	such gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business within the United States (and, if an applicable income tax treaty so provides, is attributable to a

United States “permanent establishment”) (in which case such gain will generally be taxable in the same manner as that applicable to a U.S. Holder, as described above); or

•

the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied (in which case, such gain (net of certain U.S. source capital losses, provided the non-U.S. Holder timely files U.S. federal income tax returns with respect to such losses) will be subject to tax at a 30% rate (or lower applicable treaty rate)).

Proceeds from the disposition of a Note that are attributable to accrued but unpaid interest generally will be subject to, or exempt from, tax to the same extent as described above with respect to interest paid on a Note.

If a non-U.S. Holder is a corporation for U.S. federal income tax purposes and the gain realized from the sale or other taxable disposition of a Note is effectively connected with such non-U.S. Holder’s conduct of a U.S. trade or business, such corporation may be subject to a 30% branch profits tax (or such lower rate specified by an applicable income tax treaty) with respect to profits resulting from such gain.

Cash in Lieu of Fractional Share

If a non-U.S. Holder of SeaChange common stock receives cash in lieu of a fractional share of SeaChange Class A common stock, the non-U.S. Holder generally will be treated as having received the fractional share of SeaChange Class A common stock and then as having sold the fractional share of SeaChange Class A common stock for cash. As a result, the non-U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received and the portion of the non-U.S. Holder’s aggregate tax basis allocable to the fractional share of SeaChange Class A common stock.

Gain on the deemed sale generally will be subject to U.S. federal income tax to holders of SeaChange common stock in the same manner as described above under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Sale or Exchange Treatment.”

Exchange of Triller Common Units for SeaChange Class A Common Stock in the Merger

The following is a discussion of the material U.S. federal income tax considerations with respect to non-U.S. Holders that exchange Triller common units for SeaChange Class A common stock in the merger pursuant to § 1.5(a)(i) of the Merger Agreement.

The U.S. federal income tax consequences of the exchange Triller common units for SeaChange Class A common stock in the merger to non-U.S. Holders generally are the same as the tax consequences of the exchange to the U.S. Holders as described above in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Exchange of Triller Common Units for SeaChange Class A Common Stock in the Merger.” However, different U.S. federal income tax consequences will apply to non-U.S. Holders if the Triller common units are treated as “United States real property interests” within the meaning of Section 897(c) of the Code (“USRPIs”). Generally, if the Triller common units are USRPIs, a non-U.S. Holder’s gain (or loss) realized on his, her or its exchange of Triller common units for SeaChange Class A common stock would be subject to tax in the United States in the same manner as if such non-U.S. Holder was engaged in a trade or business within the United States and such gain (or loss) was effectively connected with the conduct of such trade or business, unless certain exceptions apply. Non-U.S. Holders are urged to consult their tax advisors regarding the Triller common units status as USRPIs and the U.S. federal income tax consequences of the merger to them if the Triller common units are USRPIs.

In the event that the exchange of Triller common units for SeaChange Class A common stock in the merger does not qualify as an exchange pursuant to Section 351(a) of the Code, generally, the exchange will be treated as a taxable sale or exchange of Triller common units by non-U.S. Holders in exchange for the SeaChange Class A common stock. In such case, subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. Holder on the taxable exchange of his, her or its Triller common units for SeaChange Class A common stock in the merger generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable income tax treaty so provides, is attributable to a United States “permanent establishment”), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on that gain on a net income basis in the same manner as a U.S. Holder with respect to the exchange of Triller common units for SeaChange Class A common stock in the Merger, and a corporate non- U.S. Holder may be subject to the branch profits tax at a 30% rate (or lower rate as may be provided by an applicable income tax treaty);

•

the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the merger occurs and certain other conditions are met, in which case the non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain for the year; or

•	the Triller common units are USRPIs on the date of the Merger.

With respect to the third bullet point above, gain recognized by a non-U.S. Holder on the merger will be subject to tax at generally applicable U.S. federal income tax rates. In addition, SeaChange would be required to withhold U.S. federal income tax at a rate of 15% of the amount realized by such non-U.S. Holder. Pursuant to Treasury regulations promulgated under Section 897(g) of the Code, if 50% or more of the value of Triller’s gross assets consist of USRPIs and 90% of or more of the value of Triller’s gross assets consist of USRPIs plus any cash or cash equivalents, then Triller common units will be (a) treated entirely as USRPIs for purposes of the withholding tax described in the preceding sentence, and (b) treated as USRPIs only to the extent the gain on the disposition of Triller common units is attributable to USRPIs (and no cash, cash equivalents or other property). Consequently, a taxable disposition of any portion of such Triller common units will be subject to U.S. federal income tax only to the extent attributable to USRPIs, and withholding tax on the full amount realized. Based on Triller’s current business plans and operations, Triller does not anticipate that its units are USRPIs. Because the determination of whether Triller common units are USRPIs depends, however, on the fair market value of its U.S. real property interests relative to the fair market value of its non-U.S. real property interests and its other business assets, there can be no assurance such Triller common units are not USRPIs or will not become USRPIs in the future.

Holding and Disposing of SeaChange Class A Common Stock

Taxation of Distributions

Distributions, if any, made on SeaChange Class A common stock will generally be subject to U.S. federal income tax in the same manner as described above under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Distribution Treatment.”

Sale or Exchange of SeaChange Class A Common Stock

Gain on the sale or other taxable disposition of SeaChange Class A common stock generally will be subject to U.S. federal income tax in the same manner as described above under “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Sale or Exchange Treatment.”

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with the redemption and certain other payments described herein, including, for example, interest (including any OID) on the Notes. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. For example, a non-U.S. Holder who is an individual may be required to provide a valid IRS Form W-8BEN, a non-U.S. Holder that is an entity may be required to provide a valid IRS Form W-8BEN-E, and, in the event of income treated as effectively connected to a U.S. trade or business, a non-U.S. Holder (whether an individual or an entity) may be required to provide a valid IRS Form W-8ECI. A U.S. Holder may also be subject to backup withholding and may be required to provide certain certification that it is a United States person for U.S. federal income tax purposes in order to avoid such backup withholding. For example, a U.S. Holder may be required to provide a valid IRS Form W-9. The amount of any backup withholding from a payment to a non-U.S. Holder or U.S. Holder will be allowed as a credit against such non-U.S. Holder’s or U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder or U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder or U.S. Holder to the IRS in a timely manner.

FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose U.S. federal withholding tax of 30% on certain withholdable payments to a “foreign financial institution” (as defined in the Code) (an “FFI”) unless the FFI (1) enters into an agreement with the IRS (or is subject to an applicable intergovernmental agreement) to withhold on certain payments and to collect and provide to the IRS (or local revenue authorities, as required under an applicable intergovernmental agreement) information regarding United States persons who hold accounts with the FFI and its affiliates (including certain foreign entities owned by United States persons), and (2) provides the payor with a properly completed IRS Form W-8BEN-E to document its status or the FFI otherwise qualifies for an exemption. This IRS Form W-8BEN-E must include the FFI’s Global Intermediary Identification Number, which is obtained by registering with the IRS. FATCA may also impose a 30% withholding tax on withholdable payments to a “non-financial foreign entity” (as defined in the Code) unless the entity provides the withholding agent with a properly completed IRS Form W-8BEN-E certifying that it does not have any “substantial United States owners” (as defined in the Code) or identifying its direct and indirect substantial United States owners or the entity otherwise qualifies for an exemption.

For purposes of FATCA, “withholdable payments” generally include U.S.-source payments otherwise subject to non-resident withholding tax (e.g., U.S. source dividends and interest (including any OID)), and, subject to the proposed Treasury regulations discussed below, payments of gross proceeds from the sale or other disposition of any property of a type that can produce U.S. source interest or dividends (e.g., sales of securities, redemptions of stock, retirements and redemptions of indebtedness), even if the payment would otherwise not be subject to U.S. non-resident withholding tax (e.g., because it is capital gain).

While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of property, proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued.

DESCRIPTION OF SEACHANGE CAPITAL STOCK

The following summary of the capital stock of SeaChange is subject in all respects to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), and the amended and restated certificate of incorporation, as amended and the bylaws of SeaChange to be in effect on the effective date of the merger. A comparison of your rights before and after the proposed merger is set forth in “Comparison of Stockholder’s Rights” beginning on page [        ]. In connection with the merger, SeaChange will adopt certificates of amendment to its amended and restated certificate of incorporation. The following discussion is a summary of SeaChange’s capital stock and important provisions of the amended and restated certificate of incorporation, as amended, and the bylaws of SeaChange that will be in effect following the consummation of the merger and is qualified by reference to the forms of certificate of amendment attached as Exhibit F-1 and Exhibit F-2 to the Merger Agreement.

General

Upon consummation of the merger, the total number of authorized shares of capital stock of SeaChange will consist of [        ] shares of Class A common stock, par value $0.01 per share, [        ] shares of Class B Common stock, par value $0.01 per share, and [        ] shares of preferred stock, par value $0.01 per share.

Common Stock

At the effective time of the merger, there will be two classes of authorized common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except with respect to voting, conversion and transfer rights.

Voting Rights

Shares of Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Class B common stock will be entitled to a number of votes for each share held of record on all matters submitted to a vote of stockholders that would provide the holders of Class B common stock, on its initial issuance date, with approximately 76% of the voting power of all the outstanding shares of capital stock. The holders of common stock will not have cumulative voting rights in the election of directors.

So long as any shares of Class B common stock remain outstanding, the surviving company will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the amended and restated certificate of incorporation, as amended, whether by amendment, or through merger, consolidation or otherwise, to amend, alter, change, repeal or adopt any provision of the amended and restated certificate of incorporation, as amended, inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provision of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock.

So long as any shares of Class B common stock remain outstanding, the prior approval of a majority of the outstanding shares of Class B common stock will be required for any change of control transaction.

In addition, Delaware law would require either holders of the Class A common stock or Class B common stock to vote separately as a class if the surviving company were to seek to amend the amended and restated certificate of incorporation, as amended, in a manner that alters or changes the powers, preferences or special rights of the shares of such class of stock in a manner that affects them adversely.

Economic Rights

Except as otherwise expressly provided in the amended and restated certificate of incorporation, as amended, or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below.

Dividends. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Liquidation. In the event of liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of preferred stock that may then be outstanding, the remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A common stock and Class B common stock unless disparate treatment is approved by the affirmative move of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Subdivisions and Combinations. If the surviving company subdivides or combines in any manner outstanding shares of Class A common stock or Class B common stock, then the outstanding shares of the other class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class.

No Preemptive or Similar Rights

Holders of shares of common stock will not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Conversion

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in the amended and restated certificate of incorporation, as amended, including transfers to other Class B stockholders, members of the Triller founders’ (i.e, Ryan Kavanaugh’s or Bobby Sarnevesht’s) affiliated family, trusts, foundations, partnerships, corporations, and other entities affiliated with or owned by members of the Triller founders’ family and other related parties. Each share of Class B common stock will also convert automatically into one share of Class A common stock if the voting power of all then-outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of the then-outstanding common stock or with the vote of 80% of the outstanding Class B common stock. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

Preferred Stock

The SeaChange board generally will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers (or special, preferential or no voting powers), relative, participating, optional or other special rights and privileges and such qualifications, limitations or restrictions as is determined by the SeaChange board, which may include, among others, the right to provide that the shares of each such series may be: (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the SeaChange; (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock of SeaChange at such price or prices or at such rates of exchange and with such adjustments, if any; or (v) entitled to the benefit of such limitations, if any, on the issuance of additional shares of such series or shares of any other series of preferred stock.

The SeaChange board will have the authority to issue the preferred stock and to determine the rights and preferences of the preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The rights of the holders of Class A common stock and Class B common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of SeaChange’s outstanding voting stock.

We do not have any shares of preferred stock outstanding, but have designated 1,000,000 shares of Series A Participating Preferred Stock in connection with our Rights Agreement. However, as discussed under “The Merger— Rights Agreement Amendment” on page [        ] of this proxy statement/prospectus, our Rights Agreement will terminate immediately before the closing of the merger.

Anti-takeover Effects of Certain Provisions of Delaware Law

Upon the consummation of the merger, SeaChange will be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•

the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the time the interested stockholder attained that status;

•

upon the closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, SeaChange’s post-merger certificate of amendment and bylaws do not exclude it from the restrictions of Section 203. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire SeaChange.

Anti-Takeover Effects of SeaChange’s Organizational Documents

Factors regarding Tender Offer or Merger or Acquisition Proposal

SeaChange’s amended and restated certificate of incorporation, as amended, empowers the SeaChange board, when considering a tender offer or merger or acquisition proposal, to take into account any factors that it determines to be relevant, including, without limitation:

•	the interests of SeaChange stockholders, including the possibility that these interests might be best served by SeaChange’s continued independence;

•	whether the proposed transaction might violate federal or state laws;

•

not only the consideration being offered in the proposed transaction, in relation to the then current market price for SeaChange’s outstanding capital stock, but also to the market price for SeaChange’s capital stock over a period of years, the estimated price that might be achieved in a negotiated sale of SeaChange’s business as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and SeaChange’s financial condition and future prospects; and

•

the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with us, upon the communities in which SeaChange conducts its business and upon the economy of the state, region and nation.

These provisions may discourage a third party from making a tender offer for SeaChange’s common stock, as these provisions could decrease the likelihood that the SeaChange board would find such a transaction to be in the interests of the stockholders.

Action by Written Consent; Special Meetings of Stockholders

The amended and restated certificate of incorporation of SeaChange, as amended, will provide that, prior to the Trigger Date, stockholders may take action by written consent if the consent is signed by holders of the outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to the surviving company. On or after the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, except if approved by the SeaChange board of directors in advance of the taking of action or as otherwise provided by the terms of any series of preferred stock permitting the holders of such preferred stock to act by written consent. Further, the amended and restated certificate of incorporation, as amended, and bylaws will provide that, on or after the Trigger Date, a special meeting of stockholders may be called only by the chairman of the SeaChange board (if any), or, prior to the Trigger Date, also at the request of holders of not less than a majority in voting power of all then outstanding shares of the capital stock entitled to vote generally in the election of directors. On or after the Trigger Date, stockholders will not be permitted to call a special meeting. After the Trigger Date, without the availability of stockholder action by written consent, a holder of the requisite number of shares of SeaChange’s capital stock would not be able to amend SeaChange’s bylaws or remove directors without holding a stockholders’ meeting. Additionally, business transacted at any special meeting of stockholders is limited to matters relating to the purpose or purposes stated in the notice of meeting. Because SeaChange’s stockholders do not have the right to call a special meeting after the Trigger Date, a stockholder could not force stockholder consideration of a proposal over the opposition of the SeaChange board by calling a special meeting of stockholders prior to such time as the Chairman of the SeaChange board believed the matter should be considered or until the next annual meeting provided that the notice and other requirements are met. The restriction on the ability of stockholders to call a special meeting after the Trigger Date means that a proposal to replace the SeaChange board also could be delayed until the next annual meeting.

Blank Check Preferred Stock

The SeaChange board is authorized to issue, without further action by the stockholders, additional shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the SeaChange board. The existence of authorized but unissued shares of preferred stock enables the SeaChange board to render more difficult or to discourage an attempt to obtain control of SeaChange by means of a merger, tender offer, proxy contest or otherwise.

Amendment of Organizational Documents

The affirmative vote of the holders of at least 75% of the total voting power of all outstanding shares of SeaChange’s voting stock, and the holders of a majority of the outstanding shares of Class B common stock (if such amendment is adverse to the holders of shares of Class B common stock) are generally required for stockholders to amend SeaChange’s certificate of incorporation. SeaChange’s board is expressly authorized to adopt, amend or repeal SeaChange’s bylaws, other than certain provisions of the bylaws which require the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of SeaChange’s voting stock to amend. Absent board approval, the bylaws may not be repealed, amended or altered in any respect without the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of SeaChange’s voting stock entitled to vote and, if adverse to the holders of the Class B common stock, the holders of a majority of the outstanding shares of Class B common stock. These provisions make it more difficult to circumvent the anti-takeover provisions of SeaChange’s certificate of incorporation.

Advance Notice Procedure

SeaChange’s bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of SeaChange stockholders, including proposed nominations of persons for election to the Board. Among other requirements, the advance notice provisions provide that (i) a stockholder must provide to the secretary of SeaChnage timely notice (generally 120-150 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders or 60-90 days prior to a special meeting) of any business, including director nominations, proposed to be brought before the annual or special meeting, which notice must conform to the substantive requirements set forth in the bylaws, (ii) a stockholder must deliver certain information regarding the person(s) making the proposal, and in the case of any nominee for election to the Board, information regarding such nominee, in each case as set forth in the bylaws, and (iii) any nominee for election to the Board must provide a completed written questionnaire regarding his or her background, qualifications, stock ownership and independence. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of SeaChange.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the caption “—Certain Definitions.” In this description, (i) the word “SeaChange” refers to only to SeaChange International, Inc. immediately prior to the Merger (as defined below) and (ii) the word “TrillerVerz” refers only to TrillerVerz Corp. (the name to which SeaChange International, Inc. will be changed immediately after the Merger referred to below) and not to any of its Subsidiaries and (iii) the term “Issuer” refers to SeaChange, which will be renamed TrillerVerz and not to any of its Subsidiaries.

The notes, if any, will be issued pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 22, 2021, by and between SeaChange and Triller Hold Co LLC, a Delaware limited liability company, in partial consideration for the common shares of SeaChange, pursuant to which Triller Hold Co, LLC will be merged with and into SeaChange, with TrillerVerz (after giving effect to the name change referred to above) as the surviving entity (the “Merger”).

The notes will be issued in an aggregate principal amount of up to $75 million, as may be adjusted pursuant to the terms of the Merger Agreement, and shall bear interest at an annual rate of 5.0% interest, payable on the maturity date in arrears. The notes shall have a final maturity date of                 , 2023.

The notes will be issued under an indenture (the “indenture”) between the Issuer and [●], as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The security documents referred to below under the caption “—Security” set forth the terms of the security interests that secure the notes.

The following description is a summary of the material provisions of the indenture and the security documents. It does not restate those agreements in their entirety. We urge you to read the indenture and the security documents because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the security documents are available as set forth below under “— Additional Information” and [the indenture is an exhibit] [are exhibits] to the registration statement of which this prospectus is a part. Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture. As used in this Description of Notes, the word “including” means “including, without limitation.”

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The notes. The notes:

•	will be senior obligations of the Issuer limited in recourse to the Collateral owned or held by the Issuer;

•	will be secured on a first-priority basis (subject to Permitted Collateral Liens) by a Lien on the Collateral described below under the caption“—Security” owned or held by the Issuer;

•	will rank equal in right of payment with all existing and future senior Indebtedness of the Issuer (limited in recourse as aforesaid);

•

will rank effectively junior in right of recovery to all existing and future secured Indebtedness of the Issuer or any of its Subsidiaries that is secured by Liens on assets other than the Collateral, to the extent of the value of such assets;

•	will rank structurally junior to the Indebtedness and other liabilities of existing and future Subsidiaries of the Issuer that do not guarantee the notes;

•	will rank effectively senior, to the extent of the value of the Collateral, to all existing and future unsecured Indebtedness of the Issuer; and

•	will rank senior in right of payment to any future subordinated Indebtedness of the Issuer (limited in recourse as aforesaid).

Subsidiary Guarantees. Initially, the notes will be guaranteed by all of the Issuer’s Subsidiaries with assets of $1 million or greater (other than the Existing Unrestricted Subsidiaries referred to below).

Each guarantee of the notes:

•	will be a senior obligation of that Guarantor;

•	will be secured on a first-priority basis (subject to Permitted Collateral Liens) by a Lien on the Collateral owned or held by that Guarantor;

•	will rank equal in right of payment with all existing and future senior Indebtedness of that Guarantor;

•

will rank effectively junior in right of recovery to all existing and future secured Indebtedness of that Guarantor that is secured by Liens on assets other than Collateral, to the extent of the value of such assets;

•	will rank effectively senior, to the extent of the value of the Collateral, to all existing and future unsecured Indebtedness of that Guarantor; and

•	will rank senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of [●], 2021, the Issuer had total senior Indebtedness of $[●] million[, of which $[●] million was secured].

The indenture will permit the Issuer and the Guarantors to incur additional Indebtedness, including senior Indebtedness.

Any future subsidiaries created or acquired by the Issuer will be required to guarantee the notes to the extent they have assets of $1 million or greater, as described below under the caption “— Certain Covenants —Additional Subsidiary Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any non-guarantor Subsidiary, the non-guarantor Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to us.

As of the date of the indenture, each of the Issuer’s Subsidiaries, except [●] (the “Existing Unrestricted Subsidiaries”), will be a “Restricted Subsidiary.” As of the date of the indenture, each of the Existing Unrestricted Subsidiaries will be an “Unrestricted Subsidiary” under the indenture. Under the circumstances described below under the caption “— Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries”, only to the extent their assets drop below $1 million. Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture and will not guarantee the notes. The Existing Unrestricted Subsidiaries represent approximately [●]% of our consolidated assets as of [●], 2021, and approximately [●]% of our consolidated revenues for the 12-month period ending [●], 2021.

Subsidiary Guarantees

Initially, the notes will be guaranteed by all of SeaChange’s Subsidiaries as of immediately prior to the Merger (including [all of the] Specified Subsidiaries, but excluding the Existing Unrestricted Subsidiaries [and certain immaterial subsidiaries]) on a senior secured basis. In the future, any and all subsidiaries formed must be designated as Restricted Subsidiaries and the Issuer will be required to guarantee the notes to the extent they have assets of $1 million or greater, under the circumstances described under “— Certain Covenants — Additional

Subsidiary Guarantees.” These Subsidiary Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Subsidiary Guarantee will be limited to attempt to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, although this limitation may not be effective to prevent the Subsidiary Guarantees from being voided in bankruptcy. See [“Risk Factors — Risks Relating to Our Indebtedness and the notes — The guarantees by our subsidiaries of the notes could be deemed fraudulent conveyances under certain circumstances, and a court may try to subordinate or void these subsidiary guarantees.”]

A Guarantor may not sell or otherwise dispose of, in one or a series of related transactions, all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Issuer or another Guarantor, unless:

(1)    immediately after giving effect to such transaction or series of transactions, no Default or Event of Default exists; and

(2)    either:

(a)    the Person acquiring the properties or assets in any such sale or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) (x) unconditionally assumes, pursuant to a supplemental indenture substantially in the form specified in the indenture, all the obligations of that Guarantor under the notes, the indenture and its Subsidiary Guarantee on terms set forth therein and (y) takes such action (or agrees to take such action) as may be necessary to cause any property or assets that constitute Collateral owned by or transferred to the Person acquiring the properties or assets in any such sale or other disposition or formed by or surviving any such consolidation or merger to be subject to the Liens securing the notes in the manner and to the extent required under the Note Documents and delivers an opinion of counsel as to the enforceability (subject to customary assumptions and qualifications and, as applicable, of scope and substance substantially the same as the opinions delivered on the date of the indenture) of any amendments, supplements or other instruments with respect to the Note Documents that are executed, delivered, filed and recorded, as applicable, in accordance therewith; or

(b)    such transaction or series of transactions does not violate the “Asset Sales” provisions of the indenture.

The Subsidiary Guarantee of a Guarantor will be released:

(1)    in connection with any sale or other disposition of all or substantially all of the properties or assets of such Guarantor (including by way of merger, consolidation or otherwise) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture;

(2)    in connection with any sale or other disposition of Capital Stock of such Guarantor or such Guarantor’s direct or indirect parent, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary, if the sale or other disposition does not violate the “Asset Sales” provisions of the indenture and such Guarantor no longer qualifies as a Subsidiary of the Issuer as a result of such disposition;

(3)    if the Issuer designates such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)    upon Legal Defeasance or Covenant Defeasance as described below under the caption “— Legal Defeasance and Covenant Defeasance” or upon satisfaction and discharge of the indenture as described below under the caption “— Satisfaction and Discharge”;

(5)    upon the liquidation or dissolution of such Guarantor, provided no Default or Event of Default has occurred that is continuing;

(6)    when the Fair Market Value of that Subsidiary’s gross assets is less than $1 million; or

(7)    upon such Guarantor consolidating with, merging into or transferring all of its properties or assets to the Issuer or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolves or otherwise ceases to exist.

See “— Repurchase at the Option of Holders—Asset Sales.”

Principal, Maturity and Interest

The Issuer will issue up to $75 million in aggregate principal amount of notes in this offering, the aggregate principal amount of the notes issued will equal $75,000,000 times a ratio, the numerator which is the number of shares with respect to which a “Cash Election” was made pursuant to the Merger Agreement and the denominator which is the total number of shares issued by Seachange and outstanding (on a fully diluted basis) immediately prior to the merger. The notes mature on              , 2023.

The Issuer will issue the notes in minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof. Interest on the notes accrues from the Issue Date and is computed on the basis of a 360-day year comprising twelve 30-day months.

Interest on the notes accrues at a rate of 5.0% per annum. TrillerVerz will pay interest on the notes on the final maturity date or in connection with an optional redemption. TrillerVerz will make the interest payment to the holders of record on              , 2023, the date fifteen days immediately preceding the final maturity date.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Issuer, the Issuer will pay all principal of, and cash interest on, that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuer elect to make cash interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Issuer may change the paying agent or registrar without prior notice to the holders of the notes, and TrillerVerz or any of TrillerVerz’s other Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. holders are required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any note selected for redemption. Also, the Issuer is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Security

The obligations of TrillerVerz with respect to the notes and the performance of all other obligations of TrillerVerz under the Note Documents will be secured by an enforceable and perfected first-priority Lien (subject to Permitted Collateral Liens) granted by the Specified Subsidiaries, as applicable, to the collateral agent for the benefit of the holders of the Secured Obligations in the following assets (other than any Excluded Assets) (such non-excluded assets, the “Collateral”):

(1)     all personal property of the Specified Subsidiaries (other than cash and the Excluded Assets), including:

(a)     all Intellectual Property; and

(b)     all goods, accounts, general intangibles, chattel paper, instruments, promissory notes, investment property, letters of credit, letter of credit rights, supporting obligations, fixtures, documents, certificates of title, commercial tort claims, life insurance policies, inventory and good will;

(2)    any Equity Interests owned or held by the Issuer in any Specified Subsidiary or other Guarantor (the “Specified Equity Interests”);

(3)    a deposit account which (x) shall be perfected by means of control pursuant to a deposit account control agreement with the bank that maintains such deposit account and (y) shall hold an amount not to exceed the difference between (i) the Working Capital Assets (as defined in the Merger Agreement) of SeaChange less (ii) $20,000,000 (the “Specified Account”). For purposes of clarity, the collateral agent and each holder of Secured Obligations will have no control over, or control agreements or Liens on any deposit account of the Issuer or any of its Subsidiaries, other than the Specified Account. The amount to be held in the Specified Account shall be fixed at the Effective Time (as defined in the Merger Agreement) pursuant to the formula above; by way of example, if the Working Capital Assets are equal to $25,000,000, then the amount to be held in the Specified Account is fixed at $5,000,000; and

(4)    all proceeds of the foregoing.

The Collateral will comprise substantially all of the assets of the Specified Subsidiaries. The security documents will include customary covenants, including with respect to operation of the assets comprising the Collateral. No assets of TrillerVerz (other than the Specified Equity Interests), and no assets of Subsidiaries of TrillerVerz (other than the Specified Subsidiaries) will be included in the Collateral.

Subject to and in accordance with the provisions of the security documents and the indenture, so long as the collateral agent has not exercised rights with respect to the Collateral upon the occurrence and during the continuation of an Event of Default, the Issuer and each Specified Subsidiary will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income therefrom.

The collateral agent will hold (directly or through agents or sub-agents), and is entitled to enforce, all Liens on the Collateral created by the security documents.

Except as provided in the security documents, the collateral agent is not obligated:

(1)     to act upon directions purported to be delivered to it by any Person;

(2)     to foreclose upon or otherwise enforce any Lien; or

(3)     to take any other action whatsoever with regard to any or all of the security documents, the Liens created thereby or the Collateral.

Existing and Priority Liens

The indenture and the other security documents will permit a limited number of existing Liens, and will permit TrillerVerz and its Subsidiaries to grant a limited number of Liens, on portions of the Collateral that are subordinate in priority to the Liens securing the Secured Obligations. See “— Certain Covenants — Liens.”

Release of Collateral

The security document will provide that Collateral will be automatically released from the Liens securing the Secured Obligations in each of the following circumstances:

(1) as to any Collateral that is sold, transferred or otherwise disposed of by the Issuer or any Specified Subsidiary to a person that is not (either before or after such sale, transfer or disposition) the Issuer or a Subsidiary of the Issuer in a transaction or other circumstance that complies with the indenture at the time of such sale, transfer or other disposition or, to the extent of the interest sold, transferred or otherwise disposed of; provided that the Liens upon the Collateral will not be released pursuant to this clause (1) if the sale or disposition is subject to the covenant described below under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(2) as to any Collateral of a Specified Subsidiary at the time that such Specified Subsidiary is released from its Subsidiary Guarantee as described above under the caption “—Subsidiary Guarantees”;

(3) as to any other release of any of the Collateral, if (a) consent to the release of that Collateral has been given by holders of a majority of the principal amount of the notes at the time outstanding, and (b) the Issuer has delivered an Officers’ Certificate to the collateral agent certifying that all such necessary consents have been obtained; and

(4) automatically, unconditionally and simultaneously and without further action by any party as to any Collateral foreclosed upon by the collateral agent or against which the collateral agent otherwise exercises its rights or remedies; provided, that any deficiency upon foreclosure of such Collateral shall remain secured by the remaining Collateral.

The security documents will provide that the Liens securing the Secured Obligations will extend to the proceeds of any sale of Collateral, except a sale subject to the covenant described below under the caption “—Certain Covenants –Merger, Consolidation or Sale of Assets.” As a result, the collateral agent’s Liens will apply to the proceeds of any such Collateral received in connection with any sale or other disposition of assets described in the preceding paragraph.

Amendment of Security Documents

The indenture will provide that no amendment or supplement to the provisions of any security document will be effective without the approval of the collateral agent with the consent of the holders of a majority of the aggregate principal amount of the notes, except that:

(1)     any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Indebtedness that was otherwise permitted by the terms of the indenture to be secured by the Collateral or preserving or perfecting the Liens thereon or the rights of the collateral agent therein (b) curing any scrivener’s error, (c) providing for the assumption of the Company’s or a Specified Subsidiary’s obligations under any security document in the case of a merger or consolidation or sale of all or substantially all of the properties or assets of the Company or such Specified Subsidiary to the extent permitted by the terms of the indenture; (d) making any change that would provide any additional rights or benefits to the holders of Secured Obligations or the collateral agent or that does not adversely affect the rights under the indenture or any other Note Document of any holder of Secured Obligations or the collateral agent, or (e) effecting any release of Collateral otherwise permitted under the Note Documents, will become effective when executed and delivered by the Issuer, the Specified Subsidiaries and the collateral agent;

(2)     no amendment or supplement that imposes any obligation upon the trustee or the collateral agent or that adversely affects the rights of the trustee or the collateral agent, respectively, in its individual capacity as such will become effective without the consent of trustee or the collateral agent, respectively; and

(3)    the right of any holder of a note to receive payment of the principal of and interest on such indenture security, on or after the maturity date of the note, or to institute suit for the enforcement of any such payment on or after such date, shall not be impaired or affected without the consent of such holder.

Any amendment or supplement to the provisions of the security documents that releases Collateral will be effective only in accordance with the requirements set under the captions “—Security—Release of Liens on Collateral” or “—Security—Release of Security Interests in Respect of Notes.”

Release of Security Interests in Respect of Notes

The indenture will provide that the collateral agent’s Liens upon the Collateral will no longer secure the notes outstanding under the indenture or any other Secured Obligations, and the right of the holders of the notes and such Secured Obligations to the benefits and proceeds of the collateral agent’s Liens on Collateral will terminate and be discharged:

(1)     upon satisfaction and discharge of the indenture as set forth under the caption “— Satisfaction and Discharge;”

(2)     upon a Legal Defeasance or Covenant Defeasance of the notes issued under the indenture as set forth under the caption “— Legal Defeasance and Covenant Defeasance;” or

(3)     upon payment in full and discharge of all notes outstanding under the indenture and all Obligations that are outstanding, due and payable under the indenture at the time the notes are paid in full and discharged.

Upon the occurrence of any of the events described in clauses (1), (2) or (3) above, the trustee under the indenture will authorize the collateral agent to release the Liens on the Collateral securing the notes issued under the indenture.

Compliance with Trust Indenture Act

The indenture will provide that the Issuer will comply with the provisions of TIA §314 to the extent applicable. To the extent applicable, the Issuer will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an officer or legal counsel, as applicable, of the Issuer, except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected by or reasonably satisfactory to the trustee. Notwithstanding anything to the contrary in this paragraph, the Issuer will not be required to comply with all or any portion of TIA §314(d) if it reasonably determines that under the terms of TIA §314(d) or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to any release or series of releases of Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the TIA. The Issuer and the Specified Subsidiaries may, subject to the provisions of the indenture, among other things, without any release or consent by the holders of the notes, conduct ordinary course activities with respect to the Collateral, including, without limitation:

•

selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the security documents that has become worn out, defective, obsolete or not used or useful in the business;

•	abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the security documents;

•	surrendering or modifying any franchise, license or permit subject to the Lien of the security documents that it may own or under which it may be operating;

•	altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

•	granting a license of any intellectual property;

•	selling, transferring or otherwise disposing of inventory in the ordinary course of business; and

•	abandoning any intellectual property that is no longer used or useful in the business.]

The indenture shall contain provisions required by Section 316(b) of the TIA. Notwithstanding any other provision of the indenture, the right of any holder of any indenture security to receive payment of the principal of and interest on such note, on or after the Maturity Date, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder, except that the indenture may contain provisions limiting or denying the right of any such holder to institute any such suit, if and to the extent that the institution or prosecution thereof or the entry of judgment therein would, under applicable law, result in the surrender, impairment, waiver, or loss of the lien of such indenture upon any Collateral.

Conversion

General

Upon the occurrence of the Conversion Event, the notes will automatically convert into shares of Common Stock as more fully described below. In addition, upon the earlier of an optional redemption of the notes and the Maturity Date, holders of notes may convert all or any portion of their notes into shares of Common Stock at their option prior to the close of business on the Scheduled Trading Day immediately preceding the redemption date or Maturity Date, respectively. “Conversion Event” means the first date (if any) on which the implied value of all outstanding shares of TrillerVerse’s Class A Common Stock and Class B Common Stock on a fully diluted basis (assuming that the price of the Class B Common Stock is equal to the Class A Common Stock) is at least $6 billion for ten consecutive Trading Days based upon the Last Reported Sale Price of the Common Stock on each of such Trading Days. For avoidance of doubt, the Conversion Rate and Conversion Event per share prices will be set at the close of the Merger and will be calculated in an identical fashion other than an adjustment for the price per share. As an example, if a $4 billion valuation equals $1.60 per share, then a $5 billion valuation equals $2.00 per share, and a $6 billion valuation equals $2.40 per share.

Upon the occurrence of the Conversion Event or election of a holder to convert upon a notice of optional redemption, each $1,000 principal amount of the notes will be converted into the number of shares of Company Class A Common Stock equal to the Conversion Rate then in effect. “Conversion Rate” means the number of shares of Common Stock equal to the Initial Conversion Rate, subject to adjustment as described herein. “Initial Conversion Rate” means an amount equal to 80% multiplied by the product of (1) the quotient obtained by dividing (x) $1,000 by (y) the conversion price of the Company Convertible Notes (as defined in the Merger Agreement) in effect immediately prior to the Effective Time (as defined in the Merger Agreement) and (2) the Company Class A/B Exchange Ratio (as defined in the Merger Agreement).

Upon conversion of a note, TrillerVerz will satisfy its conversion obligation delivering shares of Common Stock, as set forth below under “— Settlement upon Conversion.” The [trustee] will initially act as the conversion agent (together with its successors, the “Conversion Agent”).

Upon conversion, a holder of notes will not receive any separate cash payment for accrued and unpaid interest. TrillerVerz will not issue fractional shares of TrillerVerz’s Common Stock upon conversion of notes. Instead, TrillerVerz will pay cash in lieu of delivering any fractional share as described under “— Settlement upon Conversion.” TrillerVerz’s payment and delivery, as the case may be, to holders of notes of the full amount of cash or the full number of shares of its Common Stock, as the case may be, together with a cash payment for any fractional shares, into which a note is convertible will be deemed to satisfy in full TrillerVerz’s obligation to pay:

•	the principal amount of that note; and

•	accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date.

As a result, accrued and unpaid interest, if any, to, but not including, the relevant Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

If a holder converts notes, TrillerVerz will pay any documentary, stamp or similar issue or transfer tax due on any issuance of any shares of TrillerVerz’s Common Stock upon the conversion, unless the tax is due because the holder requests such shares to be issued in a name other than the holder’s name, in which case the holder will pay the tax.

Conversion Procedures

If a holder of a note holds a beneficial interest in a Global note, to convert, such holder must comply with DTC’s procedures for converting a beneficial interest in a Global note and, if required, pay funds equal to interest payable on the next interest payment date to which such holder is not entitled. As such, a beneficial owner of the notes must allow for sufficient time to comply with DTC’s procedures if such holder wishes to exercise its conversion rights.

Holders of certificated notes must convert by doing the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the Conversion Agent;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

TrillerVerz shall pay any documentary, stamp, or similar issue or transfer tax on the issuance of any shares of TrillerVerz’s Common Stock upon conversion of the notes, unless the tax is due because the holder requests such shares to be issued in a name other than the holder’s name, in which case the holder must pay the tax.

The date holders comply with the relevant procedures for conversion described above is referred to as of the “Conversion Date.”

Settlement upon Conversion

Upon conversion, TrillerVerz shall deliver shares of Common Stock (“Physical Settlement”), as described below, which are covered by a then-currently effective registration statement that is on file with the Securities and Exchange Commission

TrillerVerz will deliver to the converting holder in respect of each $1,000 principal amount of notes being converted a number of shares of Common Stock equal to the conversion rate (plus cash in lieu of any fractional share of our Common Stock issuable upon conversion);

TrillerVerz will deliver the consideration due upon conversion to converting holders on the third business day immediately following the relevant Conversion Date.

TrillerVerz will pay cash in lieu of delivering any fractional share of Common Stock issuable upon conversion based on the Daily VWAP for the relevant Observation Period.

The “Observation Period” with respect to any notes surrendered for conversion means the 40 consecutive Trading Day period commencing on (and including) the second Trading Day after the Conversion Date, except that with respect to any Conversion Date that is on or after the 41st Scheduled Trading Day prior to the Maturity Date, the Observation Period means the 40 consecutive Trading Days commencing on (and including) the [41st] Scheduled Trading Day prior to the Maturity Date.

Each conversion will be deemed to have been effected as to any notes surrendered for conversion on the Conversion Date; provided, however, that the person in whose name any shares of TrillerVerz’s Common Stock shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on the Conversion Date.

Conversion Rate Adjustments

The Conversion Rate shall be adjusted, without duplication, from time to time by TrillerVerz as follows, except that the Conversion Rate shall not be adjusted if holders of the notes participate as specified in clause (17) below in any of the dividends or distributions described in this “— Conversion Rate Adjustments” (other than (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of shares of Common Stock and solely as a result of holding the notes, without having to convert their notes as if they held a number of shares of Common Stock equal to the applicable Conversion Rate in effect immediately after the close of business on the record date for such distribution, multiplied by the principal amount (expressed in thousands) of notes held by such holders at such time (any such dividend or distribution to the holders of Common Stock in which holders of notes participate, a “Received Dividend”):

(1)

If TrillerVerz issues or otherwise distributes shares of Common Stock as a dividend or distribution to all or substantially all holders of the shares of Common Stock (other than any Received Dividend), or if TrillerVerz effects a share split or share combination of the Common Stock, the Conversion Rate shall be adjusted based on the following formula:

CR’ = CR0 x	OS’
OS0

where,

CR0 =

the Conversion Rate in effect immediately prior to the open of business on the “ex” date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be;

CR’ =

the new Conversion Rate in effect immediately after the open of business on such “ex” date for such dividend or distribution, or immediately after the open of business on the effective date of such share split or share combination, as the case may be;

OS0 =

the number of shares of Common Stock outstanding immediately prior to the open of business on such “ex” date or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be; and

OS’ =	the number of shares of Common Stock outstanding immediately after, and solely as a result of, giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the open of business on the “ex” date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this clause (1) is announced or declared but not so paid or made, the Conversion Rate shall be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been announced or declared. For the avoidance of doubt, if the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than (i) as a result of a reverse share split or share combination or (ii) with respect to the readjustment of the Conversion Rate as described in the immediately preceding sentence).

For purposes of this clause (1), “effective date” means the first date on which shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.

(2)

If TrillerVerz distributes to all or substantially all holders of shares of Common Stock any rights or warrants entitling them for a period of not more than 45 days from the record date of such distribution to subscribe for or purchase shares of Common Stock at a price per share that is less than the average of the Last Reported Sale Prices of the shares of Common Stock on the 10 consecutive Trading Days immediately preceding the date that such distribution was first publicly announced (other than any Received Dividend), the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 x	OS0 + X
OS0 + Y

where,

CR0 =	the Conversion Rate in effect immediately prior to the open of business on the “ex” date for such distribution;

CR’ =	the new Conversion Rate in effect immediately after the open of business on the “ex” date for such distribution;

OS0 =	the number of shares of Common Stock outstanding immediately prior to the open of business on the “ex” date for such distribution;

X =	the total number of shares of Common Stock issuable pursuant to such rights or warrants; and

Y =

the number of shares of Common Stock equal to the aggregate price payable to exercise such rights or warrants, divided by the average of the Last Reported Sale Prices of the shares of Common Stock over the 10 consecutive Trading Day period ending on (and including) the Trading Day immediately preceding the date “ex” date for such distribution.

Any increase in the Conversion Rate made under this clause (2) shall become effective immediately after the open of business on the “ex” date for such distribution.

For purposes of this clause (2), in determining whether any rights or warrants entitle the holders to subscribe for or purchase shares of Common Stock at a price less than such average of Last Reported Sale Prices of the shares of Common Stock, and in determining the aggregate exercise price payable for such shares of Common Stock, there shall be taken into account any consideration received by TrillerVerz for such rights or warrants and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by the Board of Directors. To the extent that any such rights or warrants are not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the new Conversion Rate shall be decreased, effective as of the time of such expiration, to the Conversion Rate that would then be in effect if such rights or warrants had not been so distributed. If any such dividend or distribution in this clause (2) is announced or declared but not paid or made, the new Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been announced or declared. For the avoidance of doubt, if the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than with respect to the readjustment of the Conversion Rate as described in the two immediately preceding sentences).

(3)

If TrillerVerz distributes shares of TrillerVerz’s Capital Stock, evidences of TrillerVerz’s indebtedness, other assets or property of TrillerVerz or rights or warrants to acquire its Capital Stock or other securities to all or substantially all holders of shares of Common Stock, excluding:

(i)    dividends or distributions of shares, or of rights or warrants to purchase or subscribe for shares, of Common Stock as to which the provisions of clause (1) or clause (2) shall apply;

(ii)    dividends or distributions paid exclusively in cash as to which the provisions of clause (4) shall apply;

(iii)    distributions of Reference Property pursuant to a Share Exchange Event;

(iv)    any distribution constituting a Received Dividend; and

(v)    Spin-Offs as to which the provisions set forth below in this clause (3) shall apply

(any of such shares of Capital Stock, evidences of indebtedness, other assets or property or rights or warrants or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 x	SP0

SP0 - FMV

where,

CR0 =	the Conversion Rate in effect immediately prior to the open of business on the “ex” date for such distribution;

CR’ =	the new Conversion Rate in effect immediately after the open of business on the “ex” date for such distribution;

SP0 =

the average of the Last Reported Sale Prices of the shares of Common Stock over the 10 consecutive Trading Day period ending on (and including) the Trading Day immediately preceding the “ex” date for such distribution; and

FMV =	the fair market value (as determined by the Board of Directors) of the Distributed Property with respect to each outstanding share of Common Stock on the “ex” date for such distribution.

Any increase made under the portion of this clause (3) set forth above shall become effective immediately after the open of business on the “ex” date for such distribution.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, in respect of each $1,000 in principal amount thereof, at the same time and upon the same terms as holders of shares of Common Stock and solely as a result of holding such note, without having to convert such note, the amount and kind of Distributed Property that such holder would have received if such holder had held a number of shares of Common Stock equal to the Conversion Rate in effect immediately after the close of business on the record date for such distribution and clause (17) shall apply to such distribution as if such distribution were a Received Dividend. If the Board of Directors determines the “FMV” (as defined above) of any distribution for purposes of this clause (3) by reference to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the average of Last Reported Sale Prices of the shares of Common Stock over the 10 consecutive Trading Day period ending on (and including) the Trading Day immediately preceding the “ex” date for such distribution. For the avoidance of doubt, if the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than with respect to the readjustment of the Conversion Rate as described in the immediately preceding sentence).

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on the shares of Common Stock of shares of Capital Stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of TrillerVerz, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 x	FMV + MP0
MP0

where,

CR0 =	the Conversion Rate in effect immediately prior to the close of business on the “ex” date of the Spin-Off;

CR’ =	the new Conversion Rate in effect immediately after the open of business on the “ex” date of the Spin-Off;

FMV =

the average of the Last Reported Sale Prices of the Capital Stock or similar equity interest distributed to holders of shares of Common Stock applicable to one share of Common Stock (determined by reference to the definition of Last Reported Sale Price as set forth under the caption “—Certain Definitions”) as if references therein to shares of Common Stock were to such Capital Stock or similar equity interest) over the 10 consecutive Trading Day period commencing on (and including) the “ex” date of the Spin-Off (such period, the “Valuation Period”); and

MP0 =	the average of the Last Reported Sale Prices of the shares of Common Stock over the Valuation Period.

The increase to the Conversion Rate under the preceding paragraph shall be determined on the last Trading Day of the Valuation Period but shall become effective and be given effect at the open of business on the “ex” date of such Spin-Off; provided, however, that if the relevant Conversion Date occurs during the Valuation Period, in determining the Conversion Rate, references in the preceding paragraph with respect to 10 consecutive Trading Days shall be deemed to be replaced with such lesser number of consecutive Trading Days as have elapsed from (and including) the “ex” date of such Spin-Off to (but excluding) such Conversion Date.

If any such distribution described in this clause (3) is declared or announced but not paid or made, the new Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such distribution, to be the Conversion Rate that would then be in effect if such distribution had not been declared or announced. For the avoidance of doubt, if the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than with respect to the readjustment of the Conversion Rate as described in the immediately preceding sentence).

For purposes of this clause (3) (and subject in all respects to clause (9)), rights or warrants distributed by TrillerVerz to all holders of shares of Common Stock entitling them to subscribe for or purchase shares of TrillerVerz’s Capital Stock, including Common Stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of specified event or events (“Trigger Event”): (i) are deemed to be transferred with such shares of the Common Stock; (ii) are not exercisable; and (iii) are also issued in respect of future issuances of the Common Stock, shall be deemed not to have been distributed for purposes of this clause (3) (and no adjustment to the Conversion Rate under this clause (3) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this clause (3). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and “ex” date with respect to new rights or warrants with such rights (in which case the existing rights or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other such event (of the type described in the immediately preceding sentence) with respect thereto that was deemed to effect a distribution of rights or warrants, in each case for which an adjustment to the Conversion Rate under this clause (3) was made, (1) in the case of any such rights or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase (x) the Conversion Rate shall be readjusted as if such rights or warrants had not been issued and (y) the Conversion Rate shall then again be readjusted, effective as of the date of such final redemption or purchase, to give effect to such distribution, deemed distribution or Trigger Event or other such event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of shares of Common Stock with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of shares of Common Stock as of the date of such redemption or purchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted, effective as of such expiration or termination date, as if such rights and warrants had not been issued.

For purposes of clause (1), clause (2) and this clause (3), if any dividend or distribution to which this clause (3) is applicable (other than a Spin-Off) has the same “ex” date as one or both of:

(A)    a dividend or distribution of shares of Common Stock to which clause (1) is applicable (the “Clause A Distribution”); or

(B)    a dividend or distribution of rights or warrants to which clause (2) is applicable (the “Clause B Distribution”),

then, in either case, (1) such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this clause (3) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this clause (c) with respect to such Clause C Distribution shall first be made, and (2) the “ex” date for the Clause B Distribution, if any, shall be deemed to immediately follow the “ex” date for the Clause C Distribution and any Conversion Rate adjustment required by clause (2) with respect to the Clause B Distribution shall then be made immediately after the adjustment pursuant to clause (1), except that, if determined by TrillerVerz, any shares of Common Stock that become outstanding as a result of the Clause A Distribution or the Clause B Distribution shall not be deemed to be “outstanding immediately prior to the open of business on the “ex” date” within the meaning of clause (2), and (3) the “ex” date for the Clause A Distribution, if any, shall be deemed to immediately follow the “ex” date for the Clause C Distribution or the Clause B Distribution, as the case may be, and any Conversion Rate adjustment required by clause (1) with respect to the Clause A Distribution shall then be made immediately after the adjustments pursuant to clauses (1) and (2), except that, if determined by TrillerVerz, any shares of Common Stock that become outstanding as a result of the Clause A Distribution shall not be deemed to be “outstanding immediately prior to the open of business on such “ex” date” within the meaning of clause (1).

(4)

If TrillerVerz distributes any cash dividend or distribution to all or substantially all holders of shares of Common Stock, other than (i) distributions of Reference Property pursuant to a Share Exchange Event and (ii) any Received Dividend, the Conversion Rate shall be adjusted based on the following formula:

CR’ = CR0 x	SP0
SP0 - C

where,

CR0 =	the Conversion Rate in effect immediately prior to the open of business on the “ex” date for such dividend or distribution;

CR’ =	the new Conversion Rate in effect immediately after the open of business on the “ex” date for such dividend or distribution;

SP0 =

the average of the Last Reported Sale Prices of the shares of Common Stock over the 10 consecutive Trading Day period ending on (and including) the Trading Day immediately preceding the “ex” date for such dividend or distribution; and

C =	the amount of such cash dividend or distribution TrillerVerz distributes to one share of Common Stock.

Any increase in the Conversion Rate made under this clause (4) shall become effective immediately after the open of business on the “ex” date for such dividend or distribution. If any dividend or distribution described in this clause (4) is announced or declared but not so paid or made, the new Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make or pay such dividend or distribution, to be the Conversion Rate that would then be in effect if such dividend or distribution had not been announced or declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, in respect of each $1,000 in principal amount thereof, at the same time and upon the same terms as holders of shares of Common Stock and solely as a result of holding such note, without having to convert such note, the amount of cash that such holder would have received if such holder owned a number of shares of Common Stock equal to the Conversion Rate in effect immediately after the close of business on the record date for such cash dividend or distribution and clause (17) shall apply to such distribution as if such distribution were a Received Dividend. For the avoidance of doubt, if the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than with respect to the readjustment of the Conversion Rate as described in the immediately preceding sentence).

(5)

If TrillerVerz or any of its Subsidiaries makes a payment in respect of a tender or exchange offer (other than an odd-lot tender offer) for shares of Common Stock, to the extent that the cash and value of any other consideration included in the payment per share of Common Stock exceeds the average of the Last Reported Sale Prices of the shares of Common Stock over the 10 consecutive Trading Days commencing on (and including) the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

CR’ = CR0 x	AC + (SP’ x OS’)
OS0 x SP’

where,

CR0 =

the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR’ =

the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC =	the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for shares of Common Stock purchased in such tender or exchange offer;

OS0 =

the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of any shares of Common Stock accepted for purchase or exchange in such tender or exchange offer);

OS’ =

the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares of Common Stock accepted for purchase or exchange pursuant to such tender or exchange offer); and

SP’ =

the average of the Last Reported Sale Prices of the shares of Common Stock over the 10 consecutive Trading Day period commencing on (and including) the Trading Day next succeeding the date such tender or exchange offer expires.

The increase in the Conversion Rate under this clause (5) shall be determined on the last Trading Day of such 10 Trading Day period but shall become effective and be given effect at the close of business on the 10th Trading Day immediately following (and including) the Trading Day next succeeding the date such tender or exchange offer expires; provided, however, that if the relevant Conversion Date occurs within such 10 Trading Day period, in determining the Conversion Rate, references in the preceding paragraph with respect to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed from (and including) the Trading Day next succeeding the expiration date of such tender or exchange offer to (but excluding) such Conversion Date.

If TrillerVerz or one of its Subsidiaries is obligated to purchase shares of Common Stock pursuant to any such tender or exchange offer but TrillerVerz or Subsidiary is ultimately prevented by applicable law from effecting all or any portion of such purchases or all such purchases are rescinded, the new Conversion Rate shall be decreased, effective as of the date the Board of Directors determines that applicable law so prevents, or rescinds, such purchases, to the Conversion Rate that would be in effect if such tender or exchange offer had not been made or had been made only in respect of such purchases that had been effected. For the avoidance of doubt, if the application of the formula in the preceding paragraph would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made (other than with respect to the readjustment of the Conversion Rate as described in the immediately preceding sentence).

(6)	If:

(x)    TrillerVerz elects to satisfy (or is otherwise required to satisfy) its conversion obligation to a holder solely in shares of Common Stock (other than cash in lieu of any fractional share),

(y)    any distribution or transaction that requires a Conversion Rate adjustment pursuant to clause (1), (2), (3), (4) or (5) of this “—Conversion— Conversion Rate Adjustments” has not yet resulted in an adjustment to the Conversion Rate on a given Conversion Date, and

(z)    such holder will not be entitled to participate in the relevant distribution or transaction as a holder of the shares such holder will receive on settlement of the related conversion (because such holder will not be a holder of record of such shares on the related record date), then TrillerVerz shall adjust the number of shares that TrillerVerz will deliver to such holder in respect of such conversion of notes in a manner TrillerVerz reasonably determines to be appropriate to reflect the relevant distribution or transaction without duplication.

(7)

Notwithstanding the provisions described under the caption “—Conversion—Conversion Rate Adjustments” or any other provision of the Indenture or the notes, if a Conversion Rate adjustment becomes effective on any “ex” date as specified in clause (1) through (5), and a holder has converted its note on a Conversion Date that is on or after such “ex” date and on or prior to the related record date and such holder would be treated as the record holder of shares of Common Stock as of the related Conversion Date pursuant to clause (2) based on an adjusted Conversion Rate otherwise becoming effective on such “ex” date, then, notwithstanding the foregoing Conversion Rate adjustment provisions, the Conversion Rate adjustment otherwise becoming effective on such “ex” date shall not be made for such converting holder; and, instead, such holder shall be treated as if such holder were the record owner of the shares of Common Stock such holder is entitled to receive upon conversion on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

(8)

Except as stated in this Indenture, TrillerVerz will not adjust the Conversion Rate for the issuance or acquisition of shares of Common Stock or any securities convertible into or exchangeable for shares of

Common Stock or the right to purchase shares of Common Stock or such convertible or exchangeable securities. The applicable Conversion Rate will not be adjusted:

(i)    upon the issuance of any shares of Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on TrillerVerz’s securities and the investment of additional optional amounts in shares of Common Stock under any plan;

(ii)    upon the issuance of any shares of Common Stock or restricted stock units or rights (including shareholder appreciation rights) to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by TrillerVerz or any of its Subsidiaries;

(iii)    upon the issuance of any shares of Common Stock pursuant to any right or warrant or exercisable, exchangeable or convertible security not described in this clause (8) and outstanding as of the Issue Date;

(iv)    upon the repurchase of any shares of Common Stock pursuant to an odd lot tender offer or an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in clause (5);

(iv)    for a change solely in the par value of the shares of Common Stock; or

(v)    for accrued and unpaid interest, if any.

(9)

If TrillerVerz adopts a shareholder rights plan, then upon conversion of the notes, in addition to the shares of Common Stock, if any, holders will receive the rights under the rights plan, unless prior to any conversion, the shareholder rights plan expires or terminates or the rights have separated from the shares of Common Stock in accordance with such rights plan, in which case, and only in such case, the Conversion Rate will be adjusted at the time of separation as if TrillerVerz distributed, to all holders of shares of Common Stock, Distributed Property consisting of such rights as described in clause (3), subject to readjustment in the event of the expiration, termination or redemption of such rights. A distribution of rights pursuant to a shareholder rights plan will not otherwise trigger a Conversion Rate adjustment pursuant to clause (2) or (3).

(10)

In addition to those adjustments required by clauses (1), (2), (3), (4) and (5) of this “—Conversion —Conversion Rate Adjustments,” and to the extent permitted by applicable law and applicable listing rules of any U.S. national securities exchange on which the shares of Common Stock are then listed, (i) TrillerVerz in its sole discretion from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days and (ii) TrillerVerz may also (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of shares of Common Stock or rights to purchase shares of Common Stock in connection with a dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or similar event. Whenever the Conversion Rate is increased pursuant to either of the preceding two sentences, TrillerVerz shall deliver to the holder of each note at its last address appearing on the note Register a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(11)	Adjustments to the Conversion Rate shall be calculated to the nearest one-ten thousandth (1/10,000) of a share.

(12)

For purposes of this “— Conversion Rate Adjustments,” (i) the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of TrillerVerz but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock; and (ii) the dividend or distribution of any issued shares of Common Stock owned or held by or for the account of TrillerVerz shall be deemed a dividend or distribution of shares of Common Stock. TrillerVerz shall not make or issue any dividend or distribution on shares of Common Stock held in treasury of TrillerVerz.

(13)	For purposes solely of this “— Conversion Rate Adjustments,” the number of shares of Common Stock which the holder of any note would have been entitled to receive had such note been converted in full at any time or into which any note was converted at any time shall be determined assuming such note was convertible in full at such time, although such note may not be convertible in full at such time.

(14)

Irrespective of any adjustment in the Conversion Rate applicable or the amount or kind of shares into which the notes are convertible, notes theretofore or thereafter issued may continue to express the same Conversion Rate initially applicable or amount or kind of shares initially issuable upon conversion of the notes pursuant to this Indenture.

(15)

Notwithstanding the provisions described under this “—Conversion—Conversion Rate Adjustments,” certain listing standards of the NASDAQ Global Select Market may limit the amount by which TrillerVerz may increase the Conversion Rate pursuant to the events described in clauses (2) through (5). These standards generally require TrillerVerz to obtain the approval of its shareholders before entering into certain transactions that potentially result in the issuance of 20% or more of TrillerVerz’s shares of Common Stock outstanding at the time the notes are issued, unless TrillerVerz obtains shareholder approval of issuances in excess of such limitations. In accordance with these listing standards, these restrictions will apply at any time when the notes are Outstanding, regardless of whether TrillerVerz then has a class of securities listed on the NASDAQ Global Select Market. Accordingly, in the event of an increase in the Conversion Rate that would result in the then Outstanding notes, in the aggregate, becoming convertible into shares of Common Stock in excess of such limitations, as and to the extent necessary to comply with such limitations, TrillerVerz shall, at TrillerVerz’s option, obtain shareholder approval of such issuances or make an election to settle (and thenceforth settle) conversions by delivering cash in lieu of any shares of Common Stock otherwise deliverable upon conversion in excess of such limitations based on the Daily VWAP for the relevant Conversion Date as and to the extent necessary to comply with such limitations.

(16)

Prior to the record date for a distribution to holders of Common Stock constituting a Received Dividend, TrillerVerz shall deliver a written notice to the trustee that TrillerVerz intends to treat such distribution as a “Received Dividend” hereunder. If TrillerVerz shall have given such a notice to the trustee of its intention to treat a distribution as a Received Dividend, TrillerVerz shall not permit any tender or exchange offer to which clause (5) applies to expire on, or on any day within the period of 10 Trading Days ending on (and including) the Trading Day next preceding, such record date.

(17)

At the same time TrillerVerz makes a distribution constituting a Received Dividend to holders of Common Stock, TrillerVerz shall distribute, to each Person who was the holder of a note that was outstanding immediately after the close of business on the record date for such distribution (whether or not such note is outstanding on the date of such distribution), an amount equal to the amount of securities, cash or other assets that would have been receivable upon such distribution by a holder of the number of shares of Common Stock into which such note is convertible if such note had been converted in full immediately prior to the close of business on such record date, assuming that such note was convertible at such time into the number of shares of Common Stock into which a note is convertible, as adjusted from the Issue Date to such time pursuant to this “—Conversion—Conversion Rate Adjustments.”

(18)	During any Specified Period, TrillerVerz shall not combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock or effect any Share Exchange Event.

Share Exchange Event

In the event of:

(i)    any recapitalization, reclassification or change of the shares of Common Stock (other than changes resulting from a share split or share combination),

(ii)    a consolidation, merger or combination or conversion involving the Issuer, or

(iii)    a sale or conveyance to another Person of all or substantially all of the property and assets of the Issuer, or

(iv)    any statutory share exchange,

in each case as a result of which the shares of Common Stock are converted into or exchanged for stock, other securities, other property or assets (including cash) or any combination thereof (any such event a “Share Exchange Event”), then:

(A)    at the effective time of the Share Exchange Event, the right to convert each $1,000 principal amount of Notes based on a number of shares of Common Stock equal to the Conversion Rate will be changed into the right to convert such principal amount of Notes based on the kind and amount of shares of stock, other securities or other property or assets (including cash) or any combination thereof that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Share Exchange Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Common Stock would have owned or been entitled to receive) upon such Share Exchange Event; and

(B)    at or prior to the effective time of such Share Exchange Event, the Issuer (or other Person that becomes the “Issuer” pursuant to the provisions described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” as a result of such Share Exchange Event) and any other issuer of securities constituting Reference Property shall execute and deliver to the Trustee a supplemental indenture in accordance with the provisions described under the caption “—Amendment, Supplement and Waiver” providing for such change in the right to convert each $1,000 principal amount of notes;

provided, however, that, at and after the effective time of the Share Exchange Event:

(I)    the Issuer shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes, in accordance with the provisions described under the caption “—Conversion—Settlement upon Conversion”; and

(II)    (x) any amount payable in cash upon conversion of the notes as set forth under the caption “—Conversion—Settlement upon Conversion” will continue to be payable in cash, (y) any shares of Common Stock that the Issuer would have been required to deliver upon conversion of the notes as set forth under the caption “—Settlement upon Conversion” will instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Common Stock would have owned or been entitled to receive upon such Share Exchange Event and (z) the Daily VWAP will be calculated based on the value of a unit of Reference Property that a holder of one share of Common Stock would have owned or been entitled to receive upon such Share Exchange Event.

If the Share Exchange Event causes a holder of shares of Common Stock to own or receive more than a single type of consideration (determined based in part upon any form of stockholder election), then:

(1)    the kind and amount of Reference Property that a holder of one or more shares would have owned or been entitled to receive upon such Share Exchange Event (and into which the notes will be convertible) will be deemed to be (x) the weighted average of the kinds and amounts of consideration owned or received by the holders of shares of Common Stock that affirmatively make such an election or (y) if no holders of shares of Common Stock affirmatively make such an election, the kinds and amounts of consideration actually owned or received by the holders of shares of Common Stock; and

(2)    the unit of Reference Property shall refer to the consideration referred to in clause (1) attributable to one share of Common Stock.

The Issuer shall notify Holders, the Trustee and the Conversion Agent of such types and amounts of consideration as soon as practicable after such determination is made. If the holders of shares of Common Stock own or receive only cash in such Share Exchange Event, then for all conversions for which the Conversion Date occurs after the effective date of such Share Exchange Event:

(xx)    the consideration due upon conversion of each $1,000 principal amount of Notes shall be solely cash in an amount equal to the Conversion Rate in effect on the Conversion Date, multiplied by the price paid per share of Common Stock in such Share Exchange Event; and

(yy)    the Issuer shall satisfy its Conversion Obligation by paying cash to converting Holders on the second Business Day immediately following the Conversion Date.

The Issuer shall not become a party to any Share Exchange Event unless the terms thereof are consistent with the terms under this “—Conversion—Share Exchange Event.”

Such supplemental indenture described in the first paragraph under this “—Conversion—Share Exchange Event” shall provide for anti-dilution and other adjustments, and covenants for protection of the interests of the Holders of Notes, in respect of the Reference Property that the Board of Directors shall determine to be as nearly equivalent as is practicable to the adjustments and covenants provided for under the caption “—Conversion” in respect of Common Stock.

When the Issuer executes and delivers a supplemental indenture pursuant to the first paragraph under the caption “—Conversion—Share Exchange Event,” the Issuer shall promptly (i) deliver to the Trustee an officers’ certificate briefly stating the reasons therefor, the kind or amount of cash, securities or property or assets that will comprise a unit of Reference Property after any such Share Exchange Event, any adjustment to be made with respect thereto and that all conditions precedent in this Indenture to such execution and delivery have been complied with, and (ii) mail notice thereof to all Holders. The Issuer shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at its address appearing on the Note Register provided for in this Indenture, within 60 calendar days after execution thereof. Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.

The above provisions under this “—Conversion—Share Exchange Event” shall similarly apply to successive Share Exchange Events.

Notwithstanding the Conversion Rate adjustment provisions described in clauses (1) through (5) under the caption “—Conversion—Conversion Rate Adjustments,” no adjustment to the Conversion Rate shall be made pursuant to such provisions in the event of any dividend, distribution, share split, share combination or issuance upon a Share Exchange Event to which the provisions under the caption “—Conversion—Share Exchange Event” apply.

Adjustments of Prices

Whenever any provision of this Indenture requires TrillerVerz to calculate the Last Reported Sale Prices, the Daily VWAPs or the Daily Conversion Values over a span of multiple days (including a Valuation Period), the Issuer shall make any adjustments to each that it reasonably determines in good faith to be appropriate to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate (or changes to the market price per share of Common Stock resulting from any such event) where the ”ex” date, Effective Date or expiration date, as the case may be, of the event occurs at any time during the period when such Last Reported Sale Prices, Daily VWAPs or Daily Conversion Values are to be calculated, without duplication of any adjustment described under the caption “—Conversion—Conversion Rate Adjustments.” TrillerVerz will likewise make appropriate adjustments where a Conversion Rate adjustment otherwise required to be made pursuant to the provisions of clauses (1) through (5) under the caption “—Conversion—Conversion Rate Adjustments” is not made in accordance with the provisions described under the caption “—Conversion—Conversion Rate Adjustments” that permit or require participation by holders in a distribution in lieu of such Conversion Rate adjustment. Neither the Trustee nor the Conversion Agent shall have any responsibility for any of the foregoing calculations or determinations.

Redemption

Optional Redemption

The Issuer may redeem all or any part of the notes upon not less than 10 nor more than 60 days prior notice, at a redemption price equal to 100% of the notes being redeemed, plus accrued and unpaid interest to the applicable redemption date, subject to the rights of the noteholders on the relevant record date to receive interest on the relevant interest payment date.

Special Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the notes, except with the proceeds of any Indebtedness (other than Permitted Debt) in respect of borrowed money (the “Non-Permitted Debt Proceeds”) and as provided in the next paragraph. Upon receipt of any Non-Permitted Debt Proceeds, the Issuer will be required to redeem the notes in whole, or if the amount of Non-Permitted Debt Proceeds is less than the aggregate principal amount of notes then outstanding plus accrued and unpaid interest, in an aggregate principal amount, that together with accrued and unpaid interest, at least equal to the amount of the Non-Permitted Debt Proceeds. The Issuer will redeem the notes upon not less than one Business Day’s and no more than ten Business Days’ notice, or such other minimum period as is required by The Depository Trust Company, or DTC, at a redemption price equal to 100% of the notes being redeemed, plus accrued and unpaid interest to the applicable redemption date, subject to the rights of the noteholders on the relevant record date to receive interest on the relevant interest payment date. The Issuer may, at any time and from time to time, purchase notes in the open market or otherwise.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be given to the holders at least 10 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be sent more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Repurchase at the Option of Holders

Asset Sales

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)    the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or any Person assuming responsibilities for, any liabilities (and in the case of contingent liabilities, taking into account both the amount and the likelihood of the incurrence thereof in the judgment of the Issuer)) at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)    at least 75% of the aggregate consideration received by the Issuer and its Restricted Subsidiaries in the Asset Sale and all other Asset Sales since the date of the indenture is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)    any liabilities, as shown on the Issuer’s or any Restricted Subsidiary’s most recent consolidated balance sheet, of the Issuer or such Restricted Subsidiary (other than unsecured, junior lien or contingent liabilities and liabilities that are by their terms subordinated in right of payment to the notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a novation or indemnity agreement that releases the Issuer or such Restricted Subsidiary from further liability (or in lieu of such absence of liability, the acquiring Person or its parent company agrees to indemnify and hold the Issuer or such Restricted Subsidiary harmless from and against any loss, liability or cost in respect of such assumed liabilities accompanied by the posting of a letter of credit (issued by a commercial bank that has an Investment Grade Rating) in favor of the Issuer or such Restricted Subsidiary for the full amount of such liabilities and for so long as such liabilities remain outstanding unless such indemnifying party (or its long term debt securities) shall have an Investment Grade Rating (with no indication of a negative outlook or credit watch with negative implications, in any case, that contemplates such indemnifying party (or its long term debt securities) failing to have an Investment Grade Rating) at the time the indemnity is entered into) or that are otherwise cancelled or terminated or with respect to which the Issuer or such Restricted Subsidiary is otherwise released in connection with the transaction with such transferee;

(b)    any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are, within 30 days after the Asset Sale, converted by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(c)    accounts receivable of a business retained by the Issuer or any of its Restricted Subsidiaries, as the case may be, following the sale of such business, provided that such accounts receivable (i) are not past due more than 30 days and (ii) do not have a payment date greater than 30 days from the date of the invoices creating such accounts receivable; and

(3)    the Issuer delivers to the Trustee an officers’ certificate certifying whether such Asset Sale has been entered into in the ordinary course of business by the Issuer or a Restricted Subsidiary and is recorded as revenue of the Issuer or any Restricted Subsidiary under GAAP (such Asset Sale, an “ordinary course Asset Sale”), such as a sale of nonfungible tokens or other intangible or tangible assets of the Issuer or any Restricted Subsidiary.

If an Asset Sale is an ordinary course Asset Sale, then within 365 days after that ordinary course Asset Sale the Issuer may apply the Net Proceeds at its option to any combination of the following:

(I)    to optionally make any payment on or purchase, repurchase, redeem, defease or otherwise acquire or retire for value the notes through open-market purchases (to the extent such purchases are at a purchase price at or above 100% of the principal amount thereof plus accrued but unpaid interest, if any) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer (as defined below)) to all holders to purchase their notes at 100% of the principal amount thereof plus accrued and unpaid interest, if any;

(II)    to invest in or acquire Additional Assets, which shall be subject to the Lien of the indenture; or

(III)    to make capital expenditures in respect of the Issuer’s or any Restricted Subsidiary’s Content and Technology Business.

Pending the final application of any Net Proceeds, the Issuer or any Restricted Subsidiary are required to hold the Net Proceeds for the benefit of the notes in an Eligible Account. Any Net Proceeds from Asset Sales will constitute “Excess Proceeds.”

On the 30th day after an Asset Sale that is not an ordinary course Asset Sale or an ordinary course Asset Sale for which the Issuer has elected to use Net Proceeds of such to offer to repurchase Notes pursuant to clause (I) above, the Issuer will make an offer (the “Asset Sale Offer”) to all holders to purchase, prepay or redeem on a pro rata basis the maximum principal amount of notes (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Net Proceeds of the Asset Sale (or, in the case of an ordinary course Asset Sale, the portion of the Net Proceeds that the Issuer elects to apply to prepayment of the Notes); provided that the Issuer need not make an Asset Sale Offer if the Net Proceeds of the applicable Asset Sale Offer are less than $1,000,000. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, to the date of settlement, subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the date of settlement, and will be payable in cash.

The provisions under the indenture relative to the Issuer’s obligation to make an offer to repurchase the notes as a result of an Asset Sale may be waived or modified with the written consent of a majority in principal amount of the outstanding notes (including, without limitation, additional notes, if any).

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes and other Priority Debt, if applicable, pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Issuer shall not take any actions to restrict its ability to repurchase notes in an Asset Sale Offer and shall not enter into any agreements whereby an Asset Sale Offer would be restricted by the terms of other Indebtedness or future agreements. The Issuer’s ability to pay cash to the holders upon a repurchase may be limited by the Issuer’s then existing financial resources.

Certain Covenants

Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)    declare or pay any dividend or make any other payment or distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the holders of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends, payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer and dividends, payments or distributions payable to the Issuer or a Restricted Subsidiary);

(2)    repurchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer) any Equity Interests of the Issuer or any direct or indirect parent of the Issuer (other than through the exchange therefor solely of Equity Interests (other than Disqualified Stock) of the Issuer and other than any acquisition or retirement for reasonably equivalent value from, or payment to, the Issuer or a Restricted Subsidiary or any such transaction that is permitted under “Transactions with Affiliates”);

(3)    make any payment on or with respect to, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value any unsecured Indebtedness (including any unsecured Indebtedness incurred to refinance any such Indebtedness) or Indebtedness that is contractually subordinated in right of payment to the notes or any Subsidiary Guarantee (excluding (a) any intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries, (b) the payment on or purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of unsecured Indebtedness solely in an amount not greater than the net cash proceeds from a substantially concurrent incurrence of, or in exchange for, unsecured Indebtedness, (c) unsecured Indebtedness or Indebtedness that is subordinated in right of payment to the notes or the Subsidiary Guarantees, in each case, acquired in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or other acquisition or retirement for value, and (d) any payment of any installment of interest or principal of Permitted Debt at the Stated Maturity thereof); or

(4)    make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4), other than any such action (“Permitted Payment”) expressly excluded from clauses (1), (2) and (3), being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(A)    the aggregate amount of Restricted Payments (including such Restricted Payment) does not exceed $1 million; and

(B)    no Default (except a Reporting Default) or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment.

The preceding provisions will not prohibit any of the following actions:

(1)    the payment on purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any unsecured Indebtedness (including any unsecured Indebtedness incurred to refinance any such Indebtedness) or any subordinated Indebtedness of the Issuer or any Guarantor or of any Equity Interests of the Issuer in exchange for, or in an amount not greater than the net cash proceeds of the substantially concurrent (a) contribution (other than from a Restricted Subsidiary) to the equity capital of the Issuer or (b) sale (other than to a Restricted Subsidiary) of Equity Interests of the Issuer (other than Disqualified Stock);

(2)    the payment on or purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any unsecured Indebtedness (including any unsecured Indebtedness incurred to refinance any such Indebtedness) or any subordinated Indebtedness of the Issuer or any Guarantor, in each case, solely in an amount not greater than the net cash proceeds from a substantially concurrent incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(3)    the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary held by any current or former officers, directors or employees of the Issuer or any of its Restricted Subsidiaries or Affiliates in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock, phantom stock, warrants, incentives, rights to acquire Equity Interests or other derivative securities) for services for the Issuer or any Restricted Subsidiary solely to satisfy any tax withholding obligation with respect to such exercise or vesting;

(4)    any payments in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by the indenture not to exceed $1.0 million in the aggregate after the Issue Date;

(5)    any payments required to be made pursuant to contracts, agreements or understandings entered into by the Issuer or any of its Restricted Subsidiaries with unrelated third parties prior to the close of the Merger; provided, that the consent of SeaChange shall be required for any material agreements entered into prior to the effective date of the Merger;

(6)    any payments required to be made pursuant to any amendment, adjustment, waiver or other change of any existing contract, agreement or understanding of the Issuer or any Restricted Subsidiary (including contracts described in clause (5) above); provided that such amendment, adjustment, waiver or other change is (a) on customary market terms and does not materially adversely affect the Issuer or the holders of notes, as determined in good faith by the Issuer and certified to the Trustee by an officers’ certificate, and (b) approved by the Board of Directors of the Issuer;

(7)    any payments required to be made pursuant to contracts, agreements or understandings related to commissions, earn-outs or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary; provided, that any such payment deemed material (in excess of $1,000,000) shall not be excluded under this clause (6) unless the related contract is described in or filed as an exhibit to a Form 8-K or other filing with the Securities and Exchange Commission; or

(8)    any Restricted Payment in an aggregate amount not to exceed the amount of Net Proceeds of an offering of Equity Interests of the Issuer or amounts received in the form of cash contributions in respect of Equity Interests of the Issuer or any Restricted Payment made with Equity Interests of the Issuer.

The amount of all Restricted Payments (or payment or other transaction that, except for being a Permitted Payment or Permitted Investment, would constitute a Restricted Payment) (other than cash) will be the Fair Market Value, on the date of the Restricted Payment or other transaction, of the Restricted Investment proposed to be made or the asset(s) or securities proposed to be transferred or issued by the Issuer or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment or other transaction. The Fair Market Value of any Restricted Investment, assets or securities that are required to be valued by this covenant will be determined in accordance with the definition of that term. For purposes of determining compliance with this “Restricted Payments” covenant, in the event that a Restricted Payment (or payment or other transaction that, except for being a Permitted Payment or Permitted Investment, would constitute a Restricted Payment) meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1)-(4), or is permitted pursuant to the first paragraph of this covenant or is a Permitted Payment or Permitted Investment, the Issuer will be permitted to divide or classify (or later divide, re-divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment or such other transaction (or portion thereof) in any manner that complies with this covenant.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness, the Issuer will not issue any Disqualified Stock, and the Issuer will not permit any of its Restricted Subsidiaries to issue any Preferred Stock.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any Disqualified Stock or any Preferred Stock (collectively, “Permitted Debt”):

(1)    Indebtedness incurred by the Issuer or any Guarantor under any Working Capital Facility, up to $12 million outstanding principal amount outstanding at any time, including any refinancing or replacement thereof;

(2)    the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness in respect of Promotional Credit Lines, up to $30 million outstanding principal amount outstanding at any time, including any refinancing or replacement thereof;

(3)    the incurrence by the Issuer and the Guarantors of the notes issued on the date of the indenture and any related note Guarantee;

(4)    the incurrence of indebtedness of any Subsidiary that is acquired with such indebtedness, or in exchange for, or with the proceeds from an offering, of Equity Interests of the Issuer, if (a) the Subsidiary so acquired is the only obligor on indebtedness incurred in accordance with this clause (4) and (b) the Issuer and its Restricted Subsidiaries do not guarantee or pledge any assets (other than the Equity Interests of such Subsidiary) or incur any other liabilities in support of such indebtedness (including without limitation on Hedging Contracts);

(5)    the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business and cash management obligations;

(6)    the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of the Issuer and the Restricted Subsidiaries;

(7)    the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness (other than for money borrowed) in respect of obligations in connection with workers’ compensation, health, disability or other benefits, unemployment or other insurance or self insurance obligations and other social security or similar legislation, old age pension or public liability obligations, statutory obligations, government contracts, trade contracts, regulatory obligations, leases, utility contracts and similar obligations or tender, bid, performance, surety, plugging and abandonment, appeal, reimbursement or similar bonds and completion guarantees issued or provided by, or for the account of, the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and any guarantees, contingent reimbursement obligations or other contingent obligations with respect to letters of credit or bank guarantees functioning as or supporting or issued to assure payment or performance of any of the foregoing bonds or obligations;

(8)    the incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Issuer or any Restricted Subsidiary providing for indemnification, guarantees (other than guarantees of Indebtedness), adjustment of purchase price, holdbacks, earn outs, or similar obligations, in each case incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Subsidiary in a transaction permitted by the indenture, other than guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; and

(9)    the incurrence of Indebtedness secured by a Permitted Lien.

The dollar equivalent principal amount of any Indebtedness denominated in a foreign currency and incurred pursuant to any dollar-denominated restriction on the incurrence of Indebtedness shall be calculated based on the relevant exchange rates in effect at the time of incurrence, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

The accrual of interest or dividends on Preferred Stock, the accretion or amortization of original issue discount or accreted value, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Stock for purposes of this covenant, provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued to the extent required by the definition of such term. For purposes of this covenant, (i) the accrual of an obligation to pay a premium in respect of Indebtedness or Disqualified Stock or Preferred Stock arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness or Disqualified Stock or Preferred Stock, (ii) unrealized losses or charges in respect of Hedging Contracts (including those resulting from the application of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815), or (iii) the increase in the amount of Indebtedness or Disqualified Stock or Preferred

Stock outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the Fair Market Value of assets securing Indebtedness of another Person described in the second sentence of the definition of Indebtedness will, in the case of (i), (ii) or (iii), not be deemed to be an incurrence of Indebtedness or Disqualified Stock or Preferred Stock. Further, the accounting reclassification of any obligation or Disqualified Stock or Preferred Stock of the Issuer or any of its Restricted Subsidiaries as Indebtedness will not be deemed an incurrence of Indebtedness or issuance of Disqualified Stock or Preferred Stock for purposes of this covenant.

The “amount” or “principal amount” of any Indebtedness or Preferred Stock or Disqualified Stock outstanding at any time of determination as used herein shall be as set forth below or, if not set forth below, determined in accordance with GAAP:

(1)    the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)    the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)    in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)    the Fair Market Value of such assets at the date of determination; and

(b)    the amount of the Indebtedness of the other Person;

(4)    in the case of any Capital Lease Obligation, the amount determined in accordance with the definition thereof;

(5)    in the case of any Preferred Stock, if other than Disqualified Stock, the greater of its voluntary or involuntary liquidation preference and its maximum fixed redemption price or repurchase price or, if Disqualified Stock, as specified in the definition thereof;

(6)    in the case of obligations under any Hedging Contracts of a Person, the termination value of the agreement or arrangement giving rise to such obligations that would be payable by such Person at such date;

(7)    in the case of all other unconditional obligations, the amount of the liability thereof determined in accordance with GAAP; and

(8)    in the case of all other contingent obligations of a Person, the maximum liability at such date of such Person.

Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind other than Permitted Liens upon any of their property or assets (whether now owned or hereafter acquired) securing Indebtedness, unless the notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, is secured on an equal and ratable basis with (or, in the case of obligations subordinated in right of payment to the notes or such Subsidiary Guarantee, as the case may be, on a basis senior (to at least the same extent as the notes are senior in right of payment) to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

Any Lien on any property or assets of the Issuer or any of its Restricted Subsidiaries created for the benefit of the holders pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged at such time as there are no other Liens of any kind (other than Permitted Liens) on such property or assets securing Indebtedness.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(1)    pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries, or pay any Indebtedness or other obligations owed to the Issuer or any of its Restricted Subsidiaries; provided that (i) the priority that any series of Preferred Stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of Common Stock of such Restricted Subsidiary shall not constitute a restriction on the ability to pay or make dividends or distributions on Capital Stock for purposes of this covenant and (ii) the subordination of indebtedness owed to the Issuer or any Restricted Subsidiary to other indebtedness incurred by any Restricted Subsidiary shall not be deemed a restriction on the ability to pay indebtedness;

(2)    make loans or advances to the Issuer or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to the Issuer or any Restricted Subsidiary to other Indebtedness incurred by the Issuer or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3)    sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)    agreements as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements (or the agreements referred to in this clause (1)), or the Indebtedness to which those agreements (or the agreements referred to in this clause (1)) relate, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend, distribution and other payment restrictions than those contained in those agreements on the date of the indenture, as determined in good faith by the Issuer;

(2)    the Note Documents;

(3)    applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(4)    any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was otherwise permitted by the terms of the indenture to be incurred;

(5)    instruments governing other Indebtedness of the Issuer or any of its Restricted Subsidiaries or Disqualified Stock of the Issuer or Preferred Stock of any Restricted Subsidiary permitted to be incurred pursuant to the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements;

(6)    customary non-assignment provisions in purchase and sale or exchange agreements or similar operational agreements or in licenses, easements or leases, in each case entered into in the ordinary course of business;

(7)    Capital Lease Obligations, mortgage financings or purchase money obligations, in each case for property acquired for use in the business of the Issuer or any Restricted Subsidiary, that impose restrictions on that property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)    any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9)    Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as determined in good faith by the Issuer;

(10)    Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “—Certain Covenants—Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)    provisions limiting the disposition or distribution of assets or property in Joint Venture agreements, asset sale agreements, sale leaseback agreements, stock sale agreements, shareholders’ agreements, partnership agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into (a) in the ordinary course of business or (b) with the approval of the Issuer’s Board of Directors, which limitations are applicable only to the assets or property that are the subject of such agreements;

(12)    any agreement or instrument relating to any property or assets acquired after the date of the indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired and is not and was not created in anticipation of such acquisition;

(13)    encumbrances or restrictions on cash, Cash Equivalents or other deposits or net worth requirements imposed by customers or lessors under contracts or leases entered into in the ordinary course of business;

(14)    customary encumbrances and restrictions contained in agreements relating to Intellectual Property;

(15)    Hedging Contracts permitted from time to time under the indenture;

(16)    the issuance of Preferred Stock by a Restricted Subsidiary or the payment of dividends thereon in accordance with the terms thereof; provided that issuance of such Preferred Stock is permitted pursuant to the covenant described above under the caption “ —Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and the terms of such Preferred Stock do not expressly restrict the ability of a Restricted Subsidiary to pay dividends or make any other distributions on its Equity Interests (other than requirements to pay dividends or liquidation preferences on such Preferred Stock prior to paying any dividends or making any other distributions on such other Equity Interests);

(17)    encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, taken as a whole, detract from the value of, or from the ability of the Issuer and its Restricted Subsidiaries to realize the value of, property or assets of the Issuer or any Restricted Subsidiary in any manner material to the Issuer or any Restricted Subsidiary, as determined in good faith by the Issuer;

(18)    provisions restricting subletting or assignment of any lease governing a leasehold interest of the Issuer or any Restricted Subsidiary, or restrictions in licenses (including licenses of Intellectual Property) relating to the property covered thereby, or other encumbrances or restrictions in agreements or instruments relating to specific assets or property that restrict generally the transfers of such assets or property; provided that such encumbrances or restrictions do not materially affect the ability of the Issuer to permit payments on the notes when due as required by the terms of the indenture; or

(19)    any Permitted Investment.

Merger, Consolidation or Sale of Assets

The Issuer may not, directly or indirectly: (x) consolidate or merge with or into another Person (whether or not the Issuer is the survivor); or (y) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1)    either: (a) the Issuer is the survivor; or (b) the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made (the “Surviving Entity”) is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)    the Surviving Entity assumes all the obligations of the Issuer under the Note Documents pursuant to a supplemental indenture;

(3)    except in the case that the Issuer merges into, consolidates with or disposes of assets to a Guarantor, immediately after such transaction, no Default or Event of Default exists;

(4)    if the Issuer is not the survivor, the Surviving Entity shall take such action (or agree to take such action) as may be reasonably necessary to cause any property or assets that constitute Collateral owned by or transferred to the Surviving Entity to be subject to the Liens securing the notes in the manner and to the extent required under the Note Documents and shall deliver an opinion of counsel as to the enforceability (subject to customary assumptions, qualifications and, as applicable, of scope and substance substantially the same as the opinions delivered on the date of the indenture) of any amendments, supplements or other instruments with respect to the Note Documents that are executed, delivered, filed and recorded, as applicable, in accordance therewith; and

(5)    the Issuer has delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or disposition and such supplemental indenture (if any) comply with the indenture;

provided that, in the case of clauses (1) through (3) above, unless such surviving Person is a corporation, a corporate co-issuer of the notes will be added to the indenture by a supplement reasonably satisfactory to the Trustee.

Notwithstanding the restrictions described in the foregoing clause (4), any Restricted Subsidiary may consolidate with, merge into or dispose of all or part of its properties and assets to the Issuer, and the Issuer will not be required to comply with the preceding clause (4) in connection with any such consolidation, merger or disposition.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Issuer, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Issuer, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

Notwithstanding the foregoing, the Issuer may convert into a corporation, limited liability company, limited partnership or other entity or transfer to or redomesticate in another jurisdiction solely for the purpose of realizing tax or other benefits; provided that, the resulting entity (i) is organized or existing under the laws of the United States, any state of the United States or the District of Columbia and (ii) assumes all the obligations of the Issuer under the Note Documents pursuant to a supplemental indenture; provided that, unless such Person is a corporation, a corporate co-issuer of the notes will be added to the indenture by a supplement reasonably satisfactory to the Trustee.

Upon any consolidation or merger or conversion in which the Issuer is not the Surviving Entity or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer, in each case in accordance with the foregoing, the Surviving Entity formed by such consolidation or into or with which the Issuer is merged or converted or the entity to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Note Documents with the same effect as if such Surviving Entity had been named as the Issuer in the Note Documents, and thereafter (except in the case of a lease of all or substantially all of the Issuer’s assets), the Issuer will be relieved of all obligations and covenants under the Note Documents.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a Person.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each, an “Affiliate Transaction”) unless the Issuer delivers to the Trustee an officers’ certificate certifying that:

(1)    the Affiliate Transaction is on terms that are no less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person or, if, as determined in good faith by the Issuer, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Issuer or the relevant Restricted Subsidiary from a financial point of view; and

(2)    either:

(A)    the Affiliate Transaction represents an ordinary course Asset Sale as defined under “Asset Sales.”

(B)    the Affiliate Transaction is otherwise recorded as revenue or an expense of the Issuer or a Restricted Subsidiary under GAAP, is within the ordinary course of business operations, and is consistent with past business practices; or

(C)    the Affiliate Transaction represents a net contribution of capital to the Issuer or any Restricted Subsidiary; provided, that any in-kind contribution shall be valued at Fair Market Value of the contributed assets under GAAP.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)    any employment agreement or arrangement, equity award, equity option or equity appreciation agreement or plan, employee benefit plan, officer or director indemnification agreement, severance agreement or other compensation plan or arrangement entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business, and payments, awards, grants or issuances of securities pursuant thereto, provided that in each case it is approved by the Board of Directors of the Issuer;

(2)    any transactions with Unrestricted Subsidiaries, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the indenture which (a) do not involve Restricted Payments or other contractual payment obligations on the part of the Issuer or any Restricted Subsidiary and (b) are, in the aggregate (taking into account all the costs and benefits associated with such transactions), not materially less favorable to the Issuer and its Restricted Subsidiaries than those contained in similar contracts entered into by the Issuer or any of its Restricted Subsidiaries with unrelated third parties, or if neither the Issuer nor any Restricted Subsidiary has entered into a similar contract with a third party, then on the terms no less favorable than those available from third parties on an arm’s length basis, in each case as determined in good faith by the Issuer and certified to the Trustee by an officers’ certificate;

(3)    customary compensation, indemnification and other benefits made available to officers, directors or employees of the Issuer or a Restricted Subsidiary or an Affiliate of the Issuer, including reimbursement or advancement of out-of-pocket expenses and provisions of officers’ and directors’ liability insurance;

(4)    any payments or other transactions required to be made pursuant to any contract, agreement, or understanding entered into by the Issuer or any of its Restricted Subsidiaries with any of their respective Affiliates prior to the close of the Merger as any such contract, agreement or understanding may be amended or modified in accordance with the terms of this covenant “—Transactions with Affiliates”; provided, that the consent of SeaChange shall be required for any material agreements entered into from the date of the filing of this prospectus to the effective date of the Merger;

(5)    any amendment, adjustment, replacement, waiver or other change of any existing contract, agreement or understanding of the Issuer or any of its Restricted Subsidiary (including contracts described in clause (4) above) with any of their respective Affiliates; provided that such amendment, adjustment, waiver or other change is (a) on customary market terms and does not materially adversely affect the Issuer or the holders of notes, as determined in good faith by the Issuer and certified to the Trustee by an officers’ certificate, and (b) approved by the Board of Directors of the Issuer;

(6)    bona fide joint ventures in the Content and Technology Business with Affiliates on an arms’ length basis; and

(7)    any transaction between or among the Issuer and any Restricted Subsidiaries or among any Restricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Issuer may not designate any Restricted Subsidiary to be an Unrestricted Subsidiary if it has assets equal to or greater than $1 million.

If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary properly designated as an Unrestricted Subsidiary will be deemed to either (i) be an Investment made as of the time of the designation that will reduce the amount available for Restricted Payments under the first paragraph, or meets the criteria of clauses (1) through (4) of the second paragraph, of the covenant described above under the caption “—Certain Covenants—Restricted Payments” or (ii) represent a Permitted Investment, as determined in good faith by the Issuer. That designation will only be permitted if the Investment would be permitted at that time and if the Subsidiary so designated otherwise meets the definition of an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a Board Resolution of the Board of Directors of the Issuer giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants —Incurrence of Indebtedness and Issuance of Preferred Stock,” the Issuer will be in default of such covenant.

The Board of Directors of the Issuer may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” as “Permitted Debt”, and (2) no Default or Event of Default would be in existence following such designation.

Additional Subsidiary Guarantees

If, after the date of the indenture, (a) any Restricted Subsidiary that is not already a Guarantor guarantees or otherwise becomes an obligor with respect to any other Indebtedness of the Issuer or any Guarantor, or (b) any Subsidiary, if not then a Guarantor, incurs or otherwise becomes an obligor with respect to any Indebtedness under a Working Capital Facility, then in either case that Subsidiary will become a Guarantor by executing a supplemental indenture and delivering it to the Trustee within 45 days of the date on which it guaranteed or otherwise became an obligor with respect to such Indebtedness, as the case may be; provided, however, that the preceding shall not apply to Subsidiaries of the Issuer that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Any Subsidiary formed after the issuance date of the Notes shall be designated as a Restricted Subsidiary and be required to guarantee the notes at any time that the Fair Market Value of its has gross assets is $1 million or greater.

Each Subsidiary Guarantee shall also be released in accordance with the provisions of the indenture described under “— Subsidiary Guarantees.”

Reports

Whether or not required by the rules and regulations of the Commission, so long as any notes are outstanding, the Issuer will file with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing, in which case the Issuer will deliver to the Trustee, within the time periods specified in the Commission’s rules and regulations, and, upon its prior written request to the Issuer, to any holder or beneficial owner of notes):

(1)    all quarterly and annual financial information with respect to the Issuer and its Subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuer were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Issuer’s certified independent accountants; and

(2)    all current reports that would be required to be filed with the Commission on Form 8-K if the Issuer were required to file such reports.

The availability of the foregoing information or reports on the SEC’s EDGAR filing system will be deemed to satisfy the foregoing filing and delivery requirements.

The Trustee shall receive and retain any financial reports and statements of the Issuer and its Subsidiaries delivered to the Trustee as provided in the indenture, but shall have no duty to review or analyze such reports or statements to determine compliance with covenants or other obligations of the Issuer and the Guarantors.

If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries (other than Unrestricted Subsidiaries that, when taken together with all other Unrestricted Subsidiaries, are “minor” within the meaning of Rule 3-10 of Regulation S-X), then, to the extent material, the quarterly and annual financial information required by the second preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

This covenant does not impose any duty on the Issuer under the Sarbanes Oxley Act of 2002 and the related Commission rules that would not otherwise be applicable.

The Issuer will be deemed to have delivered to the holders (or beneficial owners) and to the prospective investors the information or reports referred to in clauses (1) and (2) of the first paragraph of this covenant or the information referred to in the immediately preceding paragraph of this covenant if the Issuer has posted such information or reports on the Issuer Website. For purposes of this covenant the term “Company Website” means the collection of web pages that may be accessed on the World Wide Web using the URL address [●] or such other address as the Issuer may from time to time designate in writing to the Trustee.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)    default for 5 days in the payment when due of interest on the notes;

(2)    default in payment when due of the principal of the notes;

(3)    failure by TrillerVerz or any of its Subsidiaries for 30 days after written notice from the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes to comply with any of the agreements in the indenture or the security documents;

(4)    default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness by TrillerVerz or any of the Guarantors (or the payment of which is guaranteed by TrillerVerz or any of the Guarantors) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)    is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)    results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $1.0 million or more, and such default shall not have been cured or waived or any such acceleration rescinded, or such Indebtedness repaid, within 30 days of TrillerVerz or the applicable Specified Subsidiary becoming aware of such default;

(5)    failure by TrillerVerz or any of the Guarantors to pay final judgments aggregating in excess of $1.0 million (excluding those covered by insurance), which judgments are not paid, discharged or stayed for a period of 60 days;

(6)    the repudiation TrillerVerz or any of the Specified Subsidiaries of any of its obligations under the security documents or the unenforceability of the security documents against TrillerVerz or any of the Specified Subsidiaries for any reason; provided, that such repudiation or unenforceability relates to Collateral with a Fair Market Value of $1.0 million or more;

(7)    certain events of bankruptcy or insolvency described in the indenture with respect to TrillerVerz, any of the Specified Subsidiaries that constitutes a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary;

(8)    the occurrence of any of the following:

(a)    except as permitted by the security documents, any security document establishing the Liens in favor of the collateral agent ceases for any reason to be enforceable;

(b)    except as permitted by the security documents, any Lien purported to be granted under any security document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $1.0 million, ceases to be an enforceable and perfected first-priority Lien (subject to Permitted Collateral Liens); and

(c)    the Issuer or any Specified Subsidiary, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of the Issuer or any other grantor set forth in or arising under any security document establishing the Liens in favor of the collateral agent; and

(9)    default by TrillerVerz in the delivery when due of any cash, shares of Common Stock or other consideration payable upon conversion with respect to the notes, which default continues for 10 days.

In the case of an Event of Default described in clause (8) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. A trustee may withhold from holders of the notes notice of any continuing Default or Event of Default under the indenture if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

Subject to the provisions of the indenture relating to the duties of the trustee under the indenture, if an Event of Default under the indenture occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes under the indenture unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, or the right to receive payment or delivery of the consideration due upon conversion, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)    such holder has previously given the trustee notice that an Event of Default is continuing;

(2)    holders of at least 25% in aggregate principal amount of the then outstanding notes have requested that the trustee pursue the remedy;

(3)    such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)    the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)    holders of a majority in aggregate principal amount of the notes then outstanding have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default under the indenture and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes or with respect to the failure to deliver the consideration due upon conversion.

The Issuer is required to deliver to each trustee annually a statement regarding compliance with the indenture. Promptly after becoming aware of any Default or Event of Default under the indenture, the Issuer is required to deliver to the trustee a statement specifying such Default or Event of Default.

Limits on Recourse

No director, officer, employee, incorporator, stockholder or partner of TrillerVerz or any of its Subsidiaries, as such, will have any liability for any obligations of TrillerVerz or any of the Restricted Subsidiaries under the notes, the indenture or the security documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

The holders of notes will have recourse against the Issuer or its assets only to the extent of the Issuer’s interest in the Guarantors, other than the Collateral.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes except for:

(1)    the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest on, the notes when such payments are due from the trust referred to below;

(2)    the Issuer’ obligations with respect to the notes concerning issuing temporary notes, mutilated, destroyed, lost or stolen notes; the maintenance of an office or agency for payment and money for security payments held in trust and the conversion of the notes at the election of the holders;

(3)    the rights, powers, trusts, duties and immunities of the trustee, and the Issuer’s obligations in connection therewith; and

(4)    the Legal Defeasance provisions of the indenture.

In addition, the Issuer may, at its option and at any time, elect to have the obligations of the Issuer and the Restricted Subsidiaries released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes issued under the indenture. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)    the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, and interest on, the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Issuer must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)    in the case of Legal Defeasance, the Issuer has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)    in the case of Covenant Defeasance, the Issuer has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)    no Default or Event of Default under the indenture has occurred and is continuing on the date of such deposit;

(5)    such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture or the security documents) to which TrillerVerz is a party or by which TrillerVerz is bound;

(6)    the Issuer must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Issuer with the intent of preferring the holders of notes over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding creditors of the Issuer or others; and

(7)    the Issuer must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the notes, as provided under the caption “—Security — Release of Security Interests in Respect of Notes” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes), and any existing default or compliance with any provision of the indenture or the Subsidiary Guarantees or notes issued thereunder may be waived with the consent of the holders of a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the notes).

Without the consent of each noteholder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1)    reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)    reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes;

(3)    reduce the rate of or change the time for payment of interest on any note;

(4)    waive a Default or an Event of Default in the payment of principal of, or interest on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes then outstanding and a waiver of the payment default that resulted from such acceleration);

(5)    make any note payable in money other than that stated in the notes;

(6)    make any change in the provisions of the indenture relating to waivers of Defaults or Events of Default or the rights of holders of notes to receive payments of principal of, or interest on, the notes;

(7)    waive a redemption payment with respect to any note;

(8)    release any portion of the Collateral from the Liens created by the security documents except as specifically provided for in the indenture and the security documents;

(9)    make any change that adversely affects the rights of a holder to convert a note or change the consideration to be received upon any such conversion, except in accordance with the indenture; or

(10)    make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Issuer and the trustee may amend or supplement the indenture or the notes:

(1)    to cure any ambiguity, defect or inconsistency;

(2)    to provide for the assumption of the Issuer’ obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer’ assets;

(3)    to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any holders;

(4)    to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA;

(5)    to make, complete or confirm any grant of Collateral permitted or required by the indenture or any of the security documents or any release of Collateral that becomes effective as set forth in the indenture or any of the security documents;

(6)     to adjust the Conversion Rate in accordance with the terms of the indenture; or to make any change that upon a Share Exchange Event would provide for conversion of notes based on a kind and amount of Reference Property or that would otherwise comply with the provisions as described under the caption “—Conversion—Share Exchange Event”; or

(7)    to conform the text of the indenture the security documents and/or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture, the security documents and/or the notes.

Upon the request of TrillerVerz accompanied by a resolution of its board of directors authorizing the execution of any such amended or supplemental indenture, and upon receipt by the trustee of an officers’ certificate or opinion of counsel reasonably acceptable to that trustee stating, among other things, that it will not be liable for doing so, the trustee will join with TrillerVerz in the execution of any amended or supplemental indenture authorized or permitted by the terms of the indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the trustee will not be obligated to enter into any such amended or supplemental indenture that affects its own rights, duties or immunities under the indenture or otherwise.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes, when:

(1)    either:

(a)    all the notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid or converted and notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the trustee for cancellation; or

(b)    all the notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise and the Issuer has irrevocably deposited or caused to be deposited with that trustee as trust funds in trust solely for the benefit of the holders of the notes, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable government securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal and accrued interest to the date of maturity or redemption;

(2)    no Default or Event of Default under the indenture has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer is a party or by which the Issuer is bound;

(3)    the Issuer has paid or caused to be paid all sums payable by them or it under the indenture; and

(4)    the Issuer has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the notes issued under the indenture, as provided under the caption “—Security—Release of Security Interests in Respect of Notes” upon a satisfaction and discharge of the indenture in accordance with the provisions described above. The obligations of the Issuer specified under clauses (1), (2) and (3) of the first paragraph under “—Legal Defeasance and Covenant Defeasance” will survive any satisfaction and discharge until the notes have been paid or converted in full.

Concerning the Trustee

If a trustee becomes a creditor of the Issuer, the indenture will limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if the trustee acquires a conflicting interest it must eliminate such conflict within 90 days after ascertaining it has such a conflicting interest, apply to the SEC for permission to continue or resign.

The holders of a majority in aggregate principal amount of the notes then outstanding under the indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee under the indenture, subject to certain exceptions. The indenture will provide that if an Event of Default thereunder occurs and is continuing, the trustee thereunder will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to that trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and the security documents without charge by writing to TrillerVerz.

Book-Entry, Delivery and Form

We will initially issue the notes in the form of one or more global notes (the “Global note”). The Global note will be deposited with, or on behalf of, The Depository Trust Company and registered in the name of The Depository Trust Company or its nominee. You may hold your beneficial interests in the Global note directly through The Depository Trust Company if you have an account with The Depository Trust Company or indirectly through organizations that have accounts with The Depository Trust Company, including Euroclear and Clearstream. Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1.00 and integral multiples of $1.00 in excess of $1.00.

Except as set forth below, the Global note may be transferred, in whole and not in part, only to another nominee of The Depository Trust Company or to a successor of The Depository Trust Company or its nominee. Beneficial interests in the Global note may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global notes for Certificated notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the Global notes will be subject to the applicable rules and procedures of The Depository Trust Company and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of The Depository Trust Company, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

The Depository Trust Company has advised the Issuer that it is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to The Depository Trust Company’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of The Depository Trust Company only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of The Depository Trust Company are recorded on the records of the Participants and Indirect Participants.

The Depository Trust Company has also advised the Issuer that, pursuant to procedures established by it:

(1)    upon deposit of the Global notes, The Depository Trust Company will credit the accounts of Participants with portions of the principal amount of the Global notes; and

(2)    ownership of these interests in the Global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by The Depository Trust Company (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global notes).

Investors in the Global notes who are Participants in The Depository Trust Company’s system may hold their interests therein directly through The Depository Trust Company. Investors in the Global notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. All interests in a Global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of The Depository Trust Company. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global note to such persons will be limited to that extent. Because The Depository Trust Company can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global note to pledge such interests to persons that do not participate in The Depository Trust Company system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

EXCEPT AS DESCRIBED BELOW, OWNERS OF INTEREST IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR “HOLDERS” THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

Payments in respect of the principal of, and interest, premium and Special Interest, if any, on, a Global note registered in the name of The Depository Trust Company or its nominee will be payable to The Depository Trust Company in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of the Issuer or the trustee has or will have any responsibility or liability for:

(1)    any aspect of The Depository Trust Company’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global notes or for maintaining, supervising or reviewing any of The Depository Trust Company’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global notes; or

(2)    any other matter relating to the actions and practices of The Depository Trust Company or any of its Participants or Indirect Participants.

The Depository Trust Company has advised the Issuer that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless The Depository Trust Company has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of The Depository Trust Company. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of The Depository Trust Company, the trustee or us. Neither we nor the trustee will be liable for any delay by The Depository Trust Company or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from The Depository Trust Company or its nominee for all purposes.

Transfers between Participants in The Depository Trust Company will be effected in accordance with The Depository Trust Company’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Crossmarket transfers between the Participants in The Depository Trust Company, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through The Depository Trust Company in accordance with The Depository Trust Company’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global note in The Depository Trust Company, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to The Depository Trust Company. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

The Depository Trust Company has advised the Issuer that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account The Depository Trust Company has credited the interests in the Global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, The Depository Trust Company reserves the right to exchange the Global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although The Depository Trust Company, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global notes among participants in The Depository Trust Company, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of our respective agents will have any responsibility for the performance by The Depository Trust Company, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global note is exchangeable for definitive notes in registered certificated form (“Certificated notes”) if:

(1)    The Depository Trust Company (a) notifies the Issuer that it is unwilling or unable to continue as depositary for the Global notes, and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)    at our option, we notify the trustee in writing that we elect to cause the issuance of the Certificated notes; or

(3)    there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global note may be exchanged for Certificated notes upon prior written notice given to the trustee by or on behalf of The Depository Trust Company in accordance with the indenture. Certificated notes delivered in exchange for any Global note or beneficial interests in Global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global notes (including principal, premium, if any, and interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global note holder. We will make all payments of principal, interest and premium and Special Interest, if any, with respect to Certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global notes are expected to trade in The Depository Trust Company’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by The Depository Trust Company to be settled in immediately available funds. We expect that secondary trading in any Certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in an Global note from a Participant in The Depository Trust Company will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of The Depository Trust Company. The Depository Trust Company has advised the Issuer that cash received in Euroclear or Clearstream as a result of sales of interests in an Global note by or through a Euroclear or Clearstream participant to a Participant in The Depository Trust Company will be received with value on the settlement date of The Depository Trust Company, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following The Depository Trust Company’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Additional Assets” means (1) any assets acquired by the Issuer or a Restricted Subsidiary that are used or useful in the Content and Technology Business, other than Indebtedness or Capital Stock, (2) the Capital Stock of any Person primarily engaged in the Content and Technology Business that becomes a Restricted Subsidiary, or (3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1)    the sale, lease (other than operating leases entered into in the ordinary course of business), conveyance or other disposition of any properties or assets (including by way of a Production Payment or a sale and leaseback transaction or mergers, consolidations or otherwise); and

(2)    the issuance of Equity Interests in any of the Issuer’s Restricted Subsidiaries or the sale by the Issuer or any Restricted Subsidiary of Equity Interests in any of the Issuer’s Restricted Subsidiaries (in either case other than Preferred Stock of any Restricted Subsidiary issued in compliance with the covenant described above under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary);

provided that, in the case of (1) or (2), the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries (including by way of a merger or consolidation) will be governed by the provisions of the indenture described above under the caption “—Certain Covenants— Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sales covenant.

Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1)    any single transaction or series of related transactions that involves properties, assets or Equity Interests having a Fair Market Value of less than $1.0 million;

(2)    a transfer or other disposition of assets between or among any of the Issuer and any Guarantors;

(3)    an issuance or sale or other disposition of Equity Interests by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary;

(4)    the sale, lease or other disposition of equipment, inventory, products, services, accounts receivable or other properties or assets in the ordinary course of business and any sale or other disposition of surplus, damaged, worn-out or obsolete assets (including the abandonment or other disposition of licenses and sublicenses of software, intellectual property or other general intangibles that are, as determined in good faith by the Issuer, no longer economically practicable to maintain or useful in the conduct of the business of the Issuer and its Restricted Subsidiaries taken as whole);

(5)    the sale or other disposition of (a) Hedging Contracts or other financial instruments in the ordinary course of business or (b) cash or Cash Equivalents;

(6)    a disposition of properties or assets that constitutes (or results in by virtue of the consideration received for such disposition) either a Restricted Payment that does not violate the covenant described above under the caption “—Certain Covenants—Restricted Payments” or a Permitted Investment or a Permitted Payment;

(7)    the creation or perfection of a Lien (but not, except to the extent contemplated in clause (10) below, the sale or other disposition of the properties or assets subject to such Lien);

(8)    the creation or perfection of a Permitted Lien and dispositions in connection with Permitted Liens and the exercise by any Person in whose favor a Permitted Lien is granted of any of its rights in respect of that Permitted Lien;

(9)    a surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(10)    a disposition of inventory in the ordinary course of business;

(11)    the disposition of assets or Equity Interests received in settlement of debts owing to a Person as a result of foreclosure, perfection or enforcement of any Lien or debt, which debts were owing to such Person; and

(12)    any sale or other disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

“Board of Directors” means:

(1)    with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)    with respect to a partnership, the Board of Directors of the general partner of the partnership or any committee duly authorized and empowered to take action on behalf of such partnership by the partnership agreement of such partnership;

(3)    with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)    with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or another place of payment are authorized or required by law to close.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, with the amount of Indebtedness represented by such obligation being the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof being the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease (whether entered into before or after the date of the indenture) that would have been classified as an operating lease pursuant to GAAP as in effect on the date of the indenture will be deemed not to represent a Capital Lease Obligation. For purposes of the covenant described above under the caption “—Certain Covenants—Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” means:

(1)    in the case of a corporation, corporate stock;

(2)    in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)    in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)    any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)    United States dollars;

(2)    securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)    marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4)    certificates of deposit, demand deposits and standard benchmark time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case held in an Eligible Account;

(5)    repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)    commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case maturing within one year after the date of acquisition;

(7)    money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition;

(8)    with respect to any Foreign Subsidiary of the Issuer, investments denominated in local currency that are similar to the items specified in clauses (1) through (7) above; and

(9)    marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively, and in each case maturing within 24 months after the date of the creation thereof.

“collateral agent” means [●] in its capacity as collateral agent under security documents, together with its successors in such capacity.

“Common Stock” means any Capital Stock of any class or series of TrillerVerz (including, on the Issue Date, the Class A Common Stock, par value $[.01] per share, and the Class B Common Stock, par value [$.01] per share, of TrillerVerz) which has no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of TrillerVerz and which is not subject to redemption by TrillerVerz. However, subject to the provisions under the caption “—Conversion—Share Exchange Event,” shares issuable upon conversion of notes shall include only shares of the class of Capital Stock of TrillerVerz designated as Class A Common Stock, par value $[.01] per share, of TrillerVerz on the Issue Date.

“Content and Technology Business” means (1) the development, production, promotion, marketing and monetization of content, including music, sports, lifestyle, fashion and entertainment content and live events, (2) the delivery of multiscreen, advertising and premium over-the-top (“OTT”) video management solutions, including software products and services designed to empower video providers to create, manage and monetize content and (3) any activity that, as determined in good faith by the Issuer, arises from, relates to or is ancillary, complementary or incidental to or necessary or appropriate for the activities described in the foregoing clauses (1) and (2).

“Daily VWAP” means, for each of the 40 consecutive Trading Days during the relevant Observation Period, the per share volume-weighted average price of the shares of Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page relating to the Common Stock (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one share of Common Stock on such Trading Day determined, using a volume weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by TrillerVerz). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the earlier of (a) the date on which no notes are outstanding and (b) the date on which the notes mature; provided that only the portion of Capital Stock which is mandatorily redeemable or matures or is redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided further that (x) any Capital Stock issued pursuant to any plan of the Issuer or any of its Affiliates for the benefit of one or more employees will not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or any of its Affiliates in order to satisfy applicable contractual, statutory or regulatory obligations, (y) any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock and (z) a liquidation preference payable to holders of Capital Stock upon liquidation or winding up of the issuer shall not constitute maturity or redemption. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if (x) the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments” or (y) the terms of such Capital Stock provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to the Issuer’s purchase of the notes as is required to be purchased pursuant to the provisions of the indenture. The amount (or principal amount) of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Issuer and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends. For the avoidance of doubt, the Existing Convertible Preferred Stock does not constitute “Disqualified Stock.”

“Eligible Account” means any of (i) an account or accounts maintained with a federal or state chartered depository institution or trust company the short-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the debt obligations of such holding company) have the highest short-term ratings of A-1 by Moody’s and P-1 by Standard & Poor’s at the time any amounts are held on deposit therein, or (ii) an account or accounts in a depository institution or trust company in which such accounts are insured by the Federal Deposit Insurance Company (“FDIC”) or the Savings Association Insurance Fund (“SAIF”) (to the limits established by the FDIC or the SAIF, as applicable) and the uninsured deposits in which accounts are otherwise secured such that, the Trustee on behalf of the Noteholders has a claim with respect to the funds in such account or a perfected first priority security interest against the funds in such account that is superior to claims of any other depositors or creditors of the depository institution or trust company in which such account is maintained, or (iii) a trust account or accounts maintained with (a) the trust department of a federal or state chartered depository institution or (b) a trust company, acting in its fiduciary capacity or (iv) any other account acceptable to each Rating Agency. Eligible Accounts may bear interest, and may include, if otherwise qualified under this definition, accounts maintained with the Trustee.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding the notes and any other debt security that is convertible into, or exchangeable for, Capital Stock).

“Excluded Assets” means:

(1)    with respect to personal property, any contract, agreement, lease, license, permit, franchise, power, authority or right if, to the extent that and for so long as (A) the grant of a security interest therein constitutes or would result in the abandonment, invalidation or unenforceability of such contract, agreement, lease, license, permit, franchise, power, authority or right or the termination of or a default under the instrument or agreement by which such contract, agreement, lease, license, permit, franchise, power, authority or right is governed and (B) such abandonment, invalidation, unenforceability, termination or default is not rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provisions) of any relevant jurisdiction or any other applicable law (including the United States bankruptcy code); provided, that such contract, agreement, lease, license, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for so long as the conditions set forth in clauses (A) and (B) of this clause (2) are and remain satisfied and to the extent that such assets otherwise constitute Collateral, will cease to be an Excluded Asset, and will become subject to the security interests granted to the collateral agent under the security documents, immediately and automatically at such time as such conditions cease to exist, including by reason of any waiver or consent under the applicable instrument or agreement; and

(2)    with respect to any real property, any lease, license, permit, franchise, power, authority or right if, to the extent that and for so long as the grant of a security interest therein constitutes or would result in the abandonment, invalidation or unenforceability of such lease, license, permit, franchise, power, authority or right or the termination of or a default under the instrument or agreement by which such lease, license, permit, franchise, power, authority or right is governed; provided, that such lease, license, permit, franchise, power, authority or right will be an Excluded Asset only to the extent and for as long as the condition set forth above is and remains satisfied and to the extent such assets otherwise constitute Collateral, will cease to be an Excluded Asset, and will become subject to the security interests granted to the collateral agent under the security documents.

“‘ex’ date” means:

(i)    when used with respect to any issuance or distribution, the first date on which the Common Stock trades regular way on the relevant exchange or in the relevant market from which the Quoted Price was obtained without the right to receive such issuance or distribution;

(ii)    when used with respect to any subdivision or combination of shares of Common Stock, the first date on which the Common Stock trades regular way on the relevant exchange or in the relevant market after the time at which such subdivision or combination becomes effective; or

(iii)    when used with respect to any tender offer, the first date on which the Common Stock trades regular way on the relevant exchange or in the relevant market after the Expiration Time of such tender offer.

“Existing Unrestricted Subsidiaries” means [●].

“Fair Market Value” means the value that would be paid by a willing buyer to a willing seller in a transaction not involving distress or necessity of either party, (1) determined in good faith by an officer of TrillerVerz and evidenced by an officers’ certificate delivered to the trustee, if such value is more than or equal to $[●] million, or (2) determined in good faith by the Board of Directors of TrillerVerz and evidenced by a resolution delivered to the trustee, if such value is greater than $[●] million.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)    the consolidated interest expense (less interest income) of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (excluding (i) any interest attributable to Dollar-Denominated Production Payments, (ii) write-off of deferred financing costs and (iii) accretion of interest charges on future plugging and abandonment obligations, future retirement benefits and other obligations that do not constitute Indebtedness, but including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to interest rate Hedging Contracts; plus

(2)    the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)    any interest expense on Indebtedness of another Person (other than Non-Recourse Debt of any Unrestricted Subsidiary or Joint Venture) that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4)    all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any series of Preferred Stock of its Restricted Subsidiaries, other than dividends on Preferred Stock payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or to the Issuer or a Restricted Subsidiary;

in each case, on a consolidated basis and determined in accordance with GAAP. “GAAP” means generally accepted accounting principles set forth in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the applicable date of determination.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, the opinions and pronouncements of the Public Company Accounting Oversight Board and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession in the United States, which are in effect from time to time. All ratios and computations based on GAAP contained in the indenture will be computed in conformity with GAAP. For the purposes of the indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)    interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)    other agreements or arrangements designed to manage interest rate risk; and

(3)    other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)    in respect of borrowed money;

(2)    evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)    in respect of bankers’ acceptances;

(4)    representing Capital Lease Obligations;

(5)    representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)    representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(1)    the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)    the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)    in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)    the Fair Market Value of such asset at the date of determination, and

(B)    the amount of the Indebtedness of the other Person.

Notwithstanding anything to the contrary in this definition of Indebtedness, with respect to any contingent obligations (other than with respect to contractual obligations to repurchase goods sold or distributed, which shall be included to the extent reflected on the balance sheet of such Person in accordance with GAAP) of a Person, the maximum liability of such Indebtedness shall be as determined by such Person’s Board of Directors, in good faith, as, in light of the facts and circumstances existing at the time, reasonably likely to be incurred upon the occurrence of the contingency giving rise to such obligation.

“Intellectual Property” means any rights in or to the following throughout the world: (i) patents, patent and provisional applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, including any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, and extensions of any of the foregoing; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, brand names, other source or business identifiers, pending applications therefor, and internet domain names, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing; (iii) registered and unregistered copyrights, database and design rights, mask work rights and moral rights, whether or not registered or published, and applications for registration of copyright, including such corresponding rights in Software and other works of authorship; (iv) trade secrets, know-how, processes, and other confidential information; and (v) any other intellectual property rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans; advances or extensions of credit (including guarantees), capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, or any other items that are or would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP (excluding, in each case, (1) commission, travel and similar advances to officers and employees made in the ordinary course of business and (2) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender, prepaid expenses or deposits and extensions of trade credit on commercially reasonable terms). If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary (other than the sale of all of the outstanding Capital Stock of such Subsidiary), the Issuer will be deemed to have made an Investment on the date of any such sale or disposition in an amount equal to the Fair Market Value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by the Issuer or any Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment made by the Issuer or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person on the date of any such acquisition in an amount determined as provided in the penultimate paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value or write ups, write downs or write offs with respect to such Investment.

“Issue Date” means [●], 2022.

“Joint Venture” means, with respect to any Person, any partnership, corporation or other entity in which up to and including 50% of the Equity Interests is owned, directly or indirectly, by such Person and/or one or more of its Restricted Subsidiaries.

“Last Reported Sale Price” of the shares of Common Stock on any Trading Day means (i) unless clause (ii) or (iii) applies, the closing sale price per share (or, if no closing sale price is reported, the average of the last bid and last ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the shares of Common Stock are traded; (ii) if the shares of Common Stock are not listed for trading on a U.S. national or regional securities exchange on the relevant date, the last quoted bid price for the shares of Common Stock in the over-the-counter market on the relevant date as reported by OTC Markets Group Inc. or a similar organization; or (iii) if the shares of Common Stock are not so traded or quoted, the average of the mid-point of the last bid and ask prices for the shares of Common Stock on the relevant date from a nationally recognized independent investment banking firm selected by the Issuer for this purpose.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“Market Disruption Event” means (i) a failure by the primary U.S. national or regional securities exchange or market on which the shares of Common Stock are listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the shares of Common Stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the shares of Common Stock or in any options contracts or futures contracts relating to the shares of Common Stock.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but excluding any non-cash consideration deemed to be cash or Cash Equivalents for purposes of the “Asset Sales” provisions of the indenture), net of:

(1)    the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, title and recording tax expenses and sales commissions, severance and associated costs, expenses and charges of personnel and any relocation expenses and private Hedging Contract relating to the properties or assets subject to or incurred as a result of the Asset Sale;

(2)    taxes paid or payable or required to be accrued as a liability under GAAP as a result of the Asset Sale, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements;

(3)    amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale; and

(4)    any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets or for liabilities associated with such Asset Sale and retained by the Issuer or any of its Restricted Subsidiaries (including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction) until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Issuer or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Note Documents” means the indenture, the notes, the security documents and all other agreements related thereto.

“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest, premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing or securing any Indebtedness.

“Permitted Collateral Liens” means Liens in clauses [(3), (4), (5), (6), (7), (8), (11), (13), (15) and (16)] (in respect of the refinancing of any other Permitted Collateral Lien) of the definition of “Permitted Liens” that, by operation of law, have priority over the Liens securing the notes.

“Permitted Investments” means:

(1)    any Investment in the Issuer (including without limitation through the purchase of notes) or in a Restricted Subsidiary;

(2)    any Investment in cash and Cash Equivalents;

(3)    any Investment by the Issuer or any Restricted Subsidiary in a Person, if as a result of such Investment:

(a)    such Person becomes a Restricted Subsidiary; or

(b)    such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its properties or assets to, or is liquidated into, the Issuer or a Restricted Subsidiary;

(4)    any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” including pursuant to clause (6), (7) or (8) of the items deemed not to be Asset Sales under the definition of “Asset Sale”;

(5)    any acquisition of assets or Capital Stock or other Investment in any Person solely in exchange for the issuance of, or for consideration consisting solely of, or with or out of the net cash proceeds of the substantially concurrent (a) contribution (other than from a Restricted Subsidiary) to the equity capital of the Issuer in respect of, or (b) sale (other than to a Restricted Subsidiary) of, Equity Interests (other than Disqualified Stock) of the Issuer;

(6)    any Investments received in compromise or resolution of, or upon satisfaction of judgments with respect to, (a) obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer, or (b) litigation, arbitration or other disputes (including pursuant to any bankruptcy or insolvency proceedings) with Persons who are not Affiliates;

(7)    Hedging Contracts;

(8)    guarantees of Indebtedness permitted under the covenant contained under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(9)    guarantees by the Issuer or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(10)    Investments in Intellectual Property;

(11)    Investments that are in existence on the date of the indenture;

(12)    Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection or pledges or deposits (or guarantees or other contingent obligations) described in clause (24) of the definition of “Permitted Liens,” in each case made by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(13)    guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course of business;

(14)    repurchases of, or other Investments in, the notes or Subsidiary Guarantees;

(15)    Investments of a Restricted Subsidiary acquired after the date of the indenture or of any entity merged into or consolidated with the Issuer or a Restricted Subsidiary in accordance with the covenant described under “— Certain Covenants — Merger, Consolidation or Sale of Assets” or “Subsidiary Guarantees,” as applicable, to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(16)    Investments received as a result of a foreclosure by, or other transfer of title to, the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(17)    receivables owing to the Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(18)    professional or advisory, administrative, management, treasury or similar services, indemnification, insurance, officers’ and directors’ fees and expenses, registration fees and other like expenses paid or provided for the benefit of any Joint Venture or Unrestricted Subsidiary pursuant to arrangements not involving the incurrence of Indebtedness that comply with the covenant described under the caption “—Certain Covenants—Transactions with Affiliates”;

(19)    advances and prepayments for purchases of Additional Assets in the ordinary course of business;

(20)    any transaction that constitutes an Investment to the extent permitted and made in accordance with the provisions of the second paragraph of the covenant described above under the caption “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (4), (5), (6), (7), (9), and (11) of such paragraph);

(21)    Investments in any Person which, when taken together with all other Investments made pursuant to this clause (21) that are at the time outstanding, do not exceed $1.0 million; and

(22)    Investments in Unrestricted Subsidiaries or Joint Ventures which, when taken together with all other Investments made pursuant to this clause (22) that are at that time outstanding, do not exceed $1.0 million;

provided, however, that with respect to any Investment, the Issuer will be permitted to divide or classify (or later divide, re-divide, classify or reclassify in whole or in part in its sole discretion) such Investment to one or more of the above clauses (1) through (24) so that the entire Investment would be a Permitted Investment.

“Permitted Liens” means:

(1)    Liens in favor of the collateral agent securing the Secured Obligations;

(2)    Liens in favor of TrillerVerz or any of its Subsidiaries existing at the time of the Merger;

(3)    Liens securing Indebtedness incurred pursuant to clauses (1) and (2)) under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”, provided that any such Lien shall be subordinate to the notes;

(4)    pledges or deposits made under workers’ compensation, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for payment of Indebtedness) or operating leases to which such Person is a party;

(5)    Liens or deposits to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)    Liens which constitute bankers’ liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with any bank or other financial institution, whether arising by operation of law or pursuant to contract;

(7)    Liens existing on the date of the indenture;

(8)    Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)    Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business; or Liens arising out of judgments that do not constitute a Default or an Event of Default;

(10)    survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)    Liens arising from Uniform Commercial Code financing statements for informational purposes with respect to operating leases incurred in the ordinary course of business and not otherwise prohibited by the indenture;

(12)    third-person leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions) entered into the ordinary course of business under which there exists no material default;

(13)    unperfected security interests to secure intercompany Indebtedness;

(14)    the rights reserved to or vested in any Person or government, statutory or regulatory authority by the terms of any lease, license, franchise, grant or permit held by the Issuer or any Restricted Subsidiary or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(15)    any other Liens that do not secure a liquidated amount or indebtedness for borrowed money, that have been incurred or suffered in the ordinary course of business;

(16)    non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice;

(17)    Liens on insurance policies and the proceeds thereof securing the financing of premiums with respect thereto;

(18)    Liens on stock, partnership or other equity interests in any Joint Venture of TrillerVerz or any of its Restricted Subsidiaries or in any Restricted Subsidiary that owns an Equity Interest in a Joint Venture to secure Indebtedness contributed or advanced solely to such Joint Venture; provided that, in each case, the Indebtedness secured by such Lien is not secured by a Lien on any other property of TrillerVerz or any Restricted Subsidiary;

(19)    Liens incurred in the ordinary course of business of TrillerVerz or any Restricted Subsidiary with respect to obligations that do not exceed $1.0 million at any one time outstanding; and

(20)    any Lien renewing, extending, refinancing or refunding a Lien permitted by clauses (1) through (19) above, provided that (a) the principal amount of the Indebtedness secured by such Lien is not increased except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection therewith and by an amount equal to any existing commitments unutilized thereunder and (b) no assets encumbered by any such Lien other than the assets permitted to be encumbered immediately prior to such renewal, extension, refinance or refund are encumbered thereby (other than improvements thereon, accessions thereto and proceeds thereof);

provided, however, that with respect to any Lien, the Issuer will be permitted to divide or classify (or later divide, re-divide, classify or reclassify in whole or in part in its sole discretion) such Lien to one or more of the above clauses (1) through (20) so that such Lien would be a Permitted Lien.

“Permitted Refinancing Indebtedness” means any Indebtedness or Disqualified Stock or Preferred Stock of the Company or any of its Restricted Subsidiaries incurred or issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any other Indebtedness or Disqualified Stock or Preferred Stock of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that the principal amount (or accreted value, if applicable), of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness or amount of the Disqualified Stock or Preferred Stock being exchanged, extended, refinanced, renewed, replaced, defeased, discharged, refunded or otherwise retired (plus all accrued and unpaid interest on the Indebtedness or accrued and unpaid dividends on the Disqualified Stock or Preferred Stock, as the case may be, and the amount of all fees, expenses and premiums incurred in connection therewith).

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Promotional Credit Lines” means credit facilities, loans, lines of credit and other Indebtedness incurred in respect of promotional events, concerts, performances, sports, major entertainment and promotional events sponsored or otherwise promoted by the Issuer or any of its Restricted Subsidiaries that are in each case consistent in form and substance to promotional credit facilities, loans, lines of credit and other indebtedness utilized by TrillerVerz in the ordinary course prior to the Merger.

“record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of shares of Common Stock have the right to receive any cash, securities or other property or in which the shares of Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of shares of Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means a Subsidiary other than an Unrestricted Subsidiary.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day.

“Secured Obligations” means all Obligations under the notes, the indenture and the security documents and all Obligations in respect of the notes secured by the Liens granted pursuant to the security documents.

“security documents” means the all security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by TrillerVerz or any Specified Subsidiary creating (or purporting to create) a Lien upon Collateral in favor of the collateral agent to secure the Secured Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

“Specified Payments” means Permitted Investments pursuant to clauses (21) and (22) of the definition of “Permitted Investments” and any Restricted Investments expressly excluded from clauses (1), (2) and (3), clauses (1) and (2) of the covenant “—Certain Covenants—Restricted Investments,” in each case, to the extent made in cash.

“Specified Subsidiaries” means (i) SeaChange Holdings, Inc., a corporation formed under the laws of the State of Delaware, SEAC Canada Limited, a [     ] formed under the laws of Canada; Xstream A/S, a [     ] formed under the laws of Denmark; SEAC Germany GmbH, a [     ] formed under the laws of Germany; [SeaChange India Private Ltd., a [     ] formed under the laws of India;] S.E.A.C. Ireland Operations Limited, a [     ] formed under the laws of Ireland; SeaChange Korea LLC, a [     ] formed under the laws of South Korea; [Cambio Maritimo Mexico, S. de R.L de C.V., a [     ] formed under the laws of Mexico;] SeaChange B.V., a [     ] formed under the laws of The Netherlands; SeaChange NLG B.V., a [     ] formed under the laws of The Netherlands; [SeaChange Philippines Corporation, a [     ] formed under the laws of The Philippines;] SeaChange Polska sp. z o.o., a [     ] formed under the laws of Poland; [Xstream Poland sp. z o.o., a [     ] formed under the laws of Poland;] [SeaChange LLC, a [     ] formed under the laws of Russia;] [SeaChange Asia Pacific Operations Pte. Ltd., a [     ] formed under the laws of Singapore;] [SeaChange Telekomünikasyon Hizmetleri Anonim Sirketi;, a [     ] formed under the laws of Turkey] and SeaChange International UK Ltd., a [     ] formed under the laws of The United Kingdom, and (ii) any Subsidiary of any of the Persons listed in clause (i).

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any specified Person:

(1)    any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)    any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Trade Payables” means, as to any Person, (a) accounts payable or other obligations of such Person created or assumed by such Person in the ordinary course of business in connection with the obtaining of goods or services and (b) obligations arising under contracts for the exploration, development, drilling, completion and plugging and abandonment of wells or for the construction, repair or maintenance of related infrastructure or facilities.

“Trading Day” means (a) except for purposes of determining settlement amounts under the caption “—Conversion—Settlement upon Conversion,” a day during which trading in the shares of Common Stock generally occurs on the principal U.S. national or regional securities exchange on which the shares of Common Stock are listed for trading and the Last Reported Sale Price for the shares of Common Stock is available, or (b) for purposes of determining settlement amounts under the caption “—Conversion—Settlement upon Conversion,” a day on which (i) there is no Market Disruption Event and (ii) trading in the shares of Common Stock generally occurs on the [NASDAQ Global Select Market], or if the shares of Common Stock are not then listed on the [NASDAQ Global Select Market], on the principal other U.S. national or regional securities exchange on which the shares of Common Stock are then listed or, if the shares of Common Stock are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the shares of Common Stock are then listed or admitted for trading. For purposes of both clause (a) and (b), if the shares of Common Stock are not so listed or admitted for trading, “Trading Day” means a Business Day.

“Unrestricted Subsidiary” means (i) the Existing Unrestricted Subsidiaries and (ii) any other Subsidiary of the Issuer that is designated or deemed designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary pursuant to a Board Resolution of the Issuer, but only to the extent that such Subsidiary:

(1)    has no Indebtedness other than Non-Recourse Debt owing to any Person other than the Issuer or any of its Restricted Subsidiaries (other than any guarantees of the notes or the Subsidiary Guarantees or any Indebtedness that would be released upon designation);

(2)    except as permitted by the covenant described above “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding, together with the terms of all other agreements, contracts, arrangements and understandings with such Unrestricted Subsidiary, taken as a whole, with the Issuer or any Restricted Subsidiary of the Issuer unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Issuer or such Restricted Subsidiary than those that might be obtained at the time of entry into such agreement, contract, arrangement or undertaking from Persons who are not Affiliates of the Issuer, as determined in good faith by the Issuer;

(3)    is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition; and

(4)    has not guaranteed or otherwise become an obligor on any Indebtedness of the Issuer or any of its Restricted Subsidiaries, except to the extent such guarantee or obligation would be released upon such designation and except for (x) any Non-Recourse Debt with respect to which the Issuer or any of its Restricted Subsidiaries has pledged (or provided a guarantee limited in recourse solely to) Equity Interests in such Subsidiary or (y) any guarantee of the notes and the Subsidiary Guarantees, except, in the case of (1), (2), (3) or (4), for any such Indebtedness that is subject to a guarantee by or other obligation of, or any agreement, contract, arrangement or understanding with, or any equity subscription or credit support obligation of, the Issuer or Restricted Subsidiary that constitutes an Investment in such Subsidiary that has been effected as a Restricted Payment, Permitted Payment or Permitted Investment that complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

Each Subsidiary of an Unrestricted Subsidiary shall also be an Unrestricted Subsidiary.

“U.S. national securities exchange” means the NASDAQ Global Select Market, the NASDAQ Global Market, the New York Stock Exchange or other securities exchange determined by the Commission to be a “national securities exchange.”

“Working Capital Facility” means a committed or uncommitted revolving credit facility provided by commercial banks or other institutional lenders or investors that provide loans, notes, other credit facilities or commitments entered into by the Issuer or a Restricted Subsidiary to obtain working capital financing in the ordinary course of business, as may be amended, modified, supplemented, extended, renewed, restated or refinanced from time to time.

COMPARISON OF RIGHTS OF

TRILLER UNITHOLDERS AND SEACHANGE SHAREHOLDERS

Triller is a limited liability company organized under the laws of the State of Delaware and, accordingly, the rights of the unitholders of Triller are governed by the limited liability company agreement of Triller (the “Triller LLC Agreement”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”). SeaChange is, and will remain as, a corporation incorporated in the State of Delaware. In connection with the merger, SeaChange will adopt a certificates of amendment to its amended and restated certificate of incorporation. Accordingly, the rights of stockholders of SeaChange will be governed by the DGCL, the amended and restated certificate of incorporation, as amended, and the bylaws of SeaChange. After the closing of the merger, unitholders of Triller will become stockholders of SeaChange, and their rights will be governed by the DGCL, the amended and restated certificate of incorporation, as amended, and the bylaws of SeaChange.

The table below summarizes the material differences between the current rights of Triller unitholders under the Triller LLC Agreement and the rights of SeaChange stockholders, following the merger, under the SeaChange amended and restated certificate of incorporation, as amended, and bylaws, as applicable, and as in effect immediately following the merger. The Merger Agreement contemplates that Triller will undertake an internal restructuring before the closing of the merger. While the below table assumes certain components of the internal restructuring is completed (namely, the issuance of Triller Class C common units), it does not purport to be a complete description of the internal restructuring or potential amendments to the Triller LLC Agreement that may be undertaken in connection with potential restructuring prior to the closing of the merger. Accordingly, other than with respect to references to the Class C common units, the summary below is of the Triller LLC Agreement in effect on the date hereof and does not reflect any potential amendments to the Triller LLC Agreement that may be undertaken prior to the closing of the merger in order to complete Triller’s internal pre-closing restructuring.

While Triller and SeaChange believe that the summary table covers the material differences between the rights of their respective unitholders and stockholders prior to the merger and the rights of SeaChange stockholders following the merger, the summary table may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Triller unitholder and SeaChange stockholders, and are qualified in their entirety by reference to the Delaware LLC Act and the DGCL and the various documents of Triller and SeaChange that are referred to in the summaries. You should carefully read this entire proxy statement and the other documents referred to in this proxy statement for a more complete understanding of the differences between being a unitholder of Triller or a stockholder of SeaChange before the merger and being a stockholder of SeaChange after the Transaction.

Triller	SeaChange
Authorized Share/Units

Assuming Triller completes the pre-closing restructuring contemplated by the Merger Agreement, Triller will be authorized to issue an a unlimited number of Class A common units, an unlimited number of Class B common units, an unlimited number of Class C common units and an unlimited number of service provider units. The Triller board has the authority to determine the purchase price and capital contribution amount for any subsequent issuance of any units.	SeaChange will be authorized to issue [ ] shares of Class A common stock, par value $0.01 per share, [ ] shares of Class B common stock, par value $0.01 per share, and [ ] shares of preferred stock, par value $0.01 per share.

Triller	SeaChange
Voting Rights

Each Class A common unit is entitled to one vote on all matters submitted to the members for approval. Assuming Triller completes the pre-closing restructuring contemplated by the Merger Agreement, each Class C common unit will be entitled to that number of votes to be set forth in the Triller LLC Agreement on all matters submitted to the members for approval. Each Class B common unit and service provider unit is non-voting. The Class A common unit and any other unit designated as voting unit are referred to as “voting units” and holders of such voting units are referred to as “voting unitholders.”

In addition to any other vote, approval or consent that may be required by the Triller LLC Agreement or by the Delaware LLC Act, the following matters shall require the affirmative vote or written consent of the voting unitholders holding more than 50% of the voting units:

•  Any amendment of Triller’s certificate of formation;

•  The sale or disposition of all or substantially all of the business or assets of Triller or any subsidiary as part of a single transaction or plan;

•  The merger of Triller with another entity;

•  An alteration of the primary purpose or business of Triller;

•  The filing of a bankruptcy petition; and

•  Any act in contravention of the Triller LLC Agreement.

Shares of Class A common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of shares of Class B common stock will be entitled to a number of votes for each share held of record on all matters submitted to a vote of stockholders that would provide the holders of Class B common stock, on its initial issuance date, with approximately 76% of the voting power of all the outstanding shares of capital stock. The holders of common stock will not have cumulative voting rights in the election of SeaChange directors.

So long as any shares of Class B common stock remain outstanding, the surviving company will not be permitted, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the amended and restated certificate of incorporation, as amended, whether by amendment, or through merger, consolidation or otherwise, to amend, alter, change, repeal or adopt any provision of the amended and restated certificate of incorporation, as amended, inconsistent with, or otherwise alter or change, any of the voting, conversion, dividend or liquidation provision of the shares of Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock.

So long as any shares of Class B common stock remain outstanding, the prior approval of a majority of the outstanding shares of Class B common stock will be required for any change of control transaction.

In addition, Delaware law would require either holders of the Class A common stock or Class B common stock to vote separately as a class if the surviving company were to seek to amend the amended and restated certificate of incorporation, as amended, in a manner that alters or changes the powers, preferences or special rights of the shares of such class of stock in a manner that affects them adversely.

Triller	SeaChange
Conversion Rights and Protective Provisions

Triller’s unitholders does not have equivalent rights.

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain permitted transfers described in the amended and restated certificate of incorporation, as amended, including transfers to other Class B stockholders, members of the Triller founders’ (i.e, Ryan Kavanaugh’s or Bobby Sarnevesht’s) affiliated family, trusts, foundations, partnerships, corporations, and other entities affiliated with or owned by members of the Triller founders’ family and other related parties. Each share of Class B common stock will also convert automatically into one share of Class A common stock if the voting power of all then-outstanding shares of Class B common stock comes to represent less than 10% of the combined voting power of all shares of the then-outstanding common stock or with the vote of 80% of the outstanding Class B common stock. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

SeaChange shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive any provision of the provisions of the amended and restated certificate of incorporation of SeaChange, as amended, with regard to the common stock (or adopt any provision inconsistent therewith), unless such action is first approved by the affirmative vote (or written consent) of the holders of a majority of the then-outstanding shares of Class B Common Stock, voting as a separate class.

Meeting of Stockholders/Unitholder

According to the Triller LLC Agreement, Triller unitholders do not plan to hold formal unitholder meetings. Matters may be approved by voting unitholders by affirmative vote or written consent.	On or after the Trigger Date, a special meeting of stockholders may be called only by the president, the chairman of the board (if any), or a majority of the board of directors or, prior to the Trigger Date, also at the request of holders of not less than a majority in voting power of all then outstanding shares of the capital stock entitled to vote generally in the election of SeaChange directors. On or after the Trigger Date, stockholders will not be permitted to call a special meeting.

Triller	SeaChange
Shareholder/Unitholder Action by Written Consent

Unitholders may take action by written consent the consent is signed by holders of the outstanding stock having not less than the minimum number of votes necessary to authorize or take such action.	Prior to the Trigger Date, stockholders may take action by written consent if the consent is signed by holders of the outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to the surviving company. On or after the Trigger Date, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting, except if approved by the SeaChange board of directors in advance of the taking of action or as otherwise provided by the terms of any series of preferred stock permitting the holders of such preferred stock to act by written consent.

Shareholder/Unitholder Proposals

The Triller LLC Agreement does not provide a formal procedure for submitting unitholder proposals.	SeaChange’s bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual or special meeting of SeaChange stockholders, including proposed nominations of persons for election to the SeaChange board. Among other requirements, the advance notice provisions provide that (i) a stockholder must provide to the secretary of SeaChange timely notice (generally 120-150 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders or 60-90 days prior to a special meeting) of any business, including director nominations, proposed to be brought before the annual or special meeting, which notice must conform to the substantive requirements set forth in the bylaws, (ii) a stockholder must deliver certain information regarding the person(s) making the proposal, and in the case of any nominee for election to the SeaChange board, information regarding such nominee, in each case as set forth in the bylaws, and (iii) any nominee for election to the SeaChange board must provide a completed written questionnaire regarding his or her background, qualifications, stock ownership and independence. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of SeaChange.

Triller	SeaChange
Shareholder/Member Rights Plan

Triller currently has no unitholder rights plan, nor does it have the intent to adopt one.	As discussed under “The Merger— Rights Agreement Amendment” on page [ ] of this proxy statement/prospectus, SeaChange’s Rights Agreement will terminate immediately before the closing of the merger. Therefore, after the consummation of merger, SeaChange will not have any rights plan, not does it have any intent to adopt one.

Number of Directors and Election of Directors

The Triller LLC Agreement provides that the board of directors of Triller consists of eleven directors. The composition of the Triller board is established as follows:

•  As long as at least 30% of the units originally issued to Triller Acquisition LLC remain issued and outstanding and Proxima Media, LLC holds any membership interests of Triller, Proxima Media, LLC shall be entitled to elect six directors.

•  As long as at least 30% of the units originally issued to Triller Acquisition LLC remain issued an outstanding and Castle Lion Investment Ltd. and Fubon Financial Holding Venture Capital Corp. hold any membership interests of Triller, such entities shall be entitled to collectively elect one director.

•  As long as at least 30% of the units originally issued to Mashtraxx (Triller Holding) Ltd remain issued an outstanding and Mashtraxx (Triller Holding) Ltd. hold any membership interests of Triller Acquisition, LLC, such entities shall be entitled to collectively elect one director.

•  The Triller board shall be entitled to designate one independent director.

Triller’s board of directors is not classified.

SeaChange’s bylaws provide that the board of directors of SeaChange consists of such number of directors as may be fixed from time to time by the board, but in no event shall such number be less than three.

Filling Vacancies on the Board of Directors

Any board vacancy shall be filled only by the affirmative vote or written consent of the applicable party or parties entitled to appoint such directorship, or by any remaining director or directors elected by such applicable party or parties.	Unless and until filled by the stockholders, any vacancy in the SeaChange board may be filled by vote of a majority of the SeaChange directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office, if any, and a director chosen to fill a position resulting from an increase in the number of directors shall hold office until the next election of directors of the class, or until his or her earlier death, resignation or removal.

Triller	SeaChange
Voting of Director

Each Triller director shall have a single vote and majority of the Triller directors shall constitute a quorum.	Each SeaChange director has a single vote and majority of the SeaChange directors constitutes a quorum. In the event one or more of the SeaChange directors is disqualified to vote at any meeting, the required quorum shall be reduced by one for each such SeaChange director so disqualified, provided, however, that in no case shall less than one-third of the total number of the whole SeaChange board of directors constitute a quorum.

Removal of Director

Any director may be removed (with or without cause) from the Triller board by the affirmative vote of the applicable unitholder or applicable unitholders holding more than 50% of applicable units.	Any one or more or all of the SeaChange directors may be removed, only for cause, by holders of at least 75% of the shares then entitled to vote at an election of directors.

Governing Documents Amendments

Triller’s certificate of formation may be amended with the written consent of the Triller board and the voting unitholders holding a majority of the voting units, except as otherwise provided in the Triller LLC Agreement.

The Triller LLC Agreement may be amended with the written consent of the Triller board and the voting unitholders holding a majority of the voting units, except as otherwise provided in the Triller LLC Agreement.

The affirmative vote of the holders of at least 75% of the total voting power of all outstanding shares of SeaChange’s voting stock, and the holders of a majority of the outstanding shares of Class B common stock (if such amendment is adverse to the holders of shares of Class B common stock) are generally required for stockholders to amend SeaChange’s certificate of incorporation.

SeaChange’s board is expressly authorized to adopt, amend or repeal SeaChange’s bylaws, other than certain provisions of the bylaws which require the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of SeaChange’s voting stock to amend. Absent board approval, the bylaws may not be repealed, amended or altered in any respect without the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of SeaChange’s voting stock entitled to vote and, if adverse to the holders of the Class B common stock, the holders of a majority of the outstanding shares of Class B common stock.

Drag Along Right

The Triller LLC Agreement provides that if voting unitholders holding majority of the voting units (the “Selling Unitholders”), if applicable, propose to sell, in any transaction or series of transitions that would involve the sale of all or outstanding units to an unaffiliated third party in a bona fide arm’s length transaction, then such Selling Unitholders shall have the option, subject to Triller board approval of such transaction, to require all other unitholders to sell and transfer all their units to the third party.	SeaChange’s stockholders will not have equivalent rights.

Triller	SeaChange
Limitation of Personal Liability of Director/Officers

The Triller LLC Agreement, to the maximum extent permitted by law, eliminated the liability of Triller directors for breach of fiduciary duty owed to Triller or its unitholders as a director, except in the case of fraud, willful misconduct or gross negligence.

Under the Delaware LLC Act, the covenant of good faith and fair dealing may not be waived.

The amended and restated certificate of incorporation, as amended, of SeaChange, to the maximum extent permitted by law, eliminate the liability of SeaChange directors for breach of fiduciary duty owed to SeaChange or its stockholders as a director, except (i) for any breach of duty of loyalty, (ii) acts or omissions not in good faith or involve intentional misconduct or a knowing violation of law, (iii) for authorization of illegal dividends or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Director/Officers

To the greatest extent not inconsistent with the laws and public policies of the State of Delaware, Triller shall indemnify any unitholder, director, officer, employee or other service provider of Triller (referred to as an “Triller Indemnitee”) of Triller because such person is or was a unitholder, director, officer, employee or other service provider of Triller, or such person is or was serving at the request of Triller as a manager, director, officer, employee or other agent of another entity, against all expense liability incurred by such person in connection with any actual or threatened proceeding, whether civil, criminal, administrative, or investigative, except in the case of gross negligence, willful misconduct, bad faith, fraud, or knowing violation of law, as determined by a final judgement, order or decree of a court of competent jurisdiction. Triller may advance monies to a Triller Indemnitee with respect to expenditures to be incurred by such person in the defense of proceedings described above.	The amended and restated certificate of incorporation, as amended, provides that SeaChange will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, certain persons (the “SeaChange Indemnitees”) who were or are made or are threatened to be made a party or are otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is, was or has agreed to become a director or officer of SeaChange or, is, was or has agreed to serve at the request of SeaChange as a director, officer, trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) actually and reasonably incurred by the SeaChange Indemnitees. Notwithstanding the preceding sentence, SeaChange is required to indemnify the SeaChange Indemnitees in connection with a proceeding by or in the right of SeaChange only if such SeaChange Indemnitees acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of SeaChange, and such SeaChange Indemnitees have not been adjudged to be liable to SeaChange (unless and to the extent that the applicable court decides to the contrary). SeaChange may advance monies to a SeaChange Indemnitee with respect to expenditures to be incurred by such person in the defense of proceedings described above.

Triller	SeaChange
Dividends/Distributions

Distributions shall be made in such amounts and at such times as may be determined by the Triller board, in its sole and absolute discretion. A unitholder has no right to demand and receive any distribution from Triller in any form other than money.	The amended and restated certificate of incorporation of SeaChange, as amended, will provide that subject to any preferential dividend rights of any then outstanding preferred stock, dividends shall be made to common stock from funds lawfully available therefor in such amounts and at such times as may be determined by the SeaChange board, in its sole and absolute discretion. Any dividend or distributions paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock).

Right of First Refusal

The Triller LLC Agreement provides that, with the exception of transfers to certain permitted transferees, a unitholder who desires to transfer units of Triller to a third party must first offer such units to Triller or holders of Class A or Class B common units of Triller. If any such units are not purchased by Triller or holders of Class A or Class B common units of Triller, then certain of such non-purchasing unitholders may elect to exercise a right of co-sale and participate on a pro rata basis in the proposed transfer.	SeaChange’s stockholders will not have equivalent rights.

Right of First Offer

The Triller LLC Agreement provides that voting and certain other unitholders have the right of first offer with respect to future sales by Triller of its common units or other voting units, or securities exchangeable or exercisable into common units or other voting units.	SeaChange’s stockholders will not have equivalent rights.

Redemption

Certain Class A common units are or were previously subject to redemption and reissuance.	SeaChange’s stockholders will not have equivalent rights.

DGCL Section 203

Section 203 of the DGCL is not applicable to Triller.	The amended and restated certificate of incorporation, as amended, will not contain an election not to be governed by Section 203 of the DGCL.

LEGAL MATTERS

The validity of the (i) SeaChange Class A common stock and (ii) $75.0 million in the form of a senior secured promissory notes issued in connection with the merger will be passed upon by K&L Gates LLP and as to certain U.S. federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of SeaChange International, Inc. as of and for the years ending January 31, 2021 and January 31, 2020, appearing in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Triller and its subsidiaries as of and for the years ending December 31, 2021 and December 31, 2020, appearing in this proxy statement/prospectus have been audited by Hudgens CPA, PLLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Truverse, Inc. dba Amplify.ai as of and for the years ending December 31, 2020 and December 31, 2019, incorporated by reference to this proxy statement/prospectus have been audited by Dixon Hughes Goodman LLP, independent public accounting firm, as set forth in their report thereon incorporated by reference to this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Thuzio, LLC (fka Thuzio, Inc.) as of and for the year ending December 31, 2020, incorporated by reference to this proxy statement/prospectus have been audited by Purvis, Gray and Company, LLP, independent public accounting firm, as set forth in their report thereon incorporated by reference to this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Flipps Media, Inc. as of and for the years ending December 31, 2020 and December 31, 2019, incorporated by reference to this proxy statement/prospectus have been audited by Hudgens CPA, PLLC, independent public accounting firm, as set forth in their report thereon incorporated by reference to this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The financial statements of Verzuz, LLC as of and for the year ending December 31, 2020, incorporated by reference to this proxy statement/prospectus have been audited by Hudgens CPA, PLLC, independent public accounting firm, as set forth in their report thereon incorporated by reference to this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the combined company’s securities will be Computershare Shareholder Services.

STOCKHOLDER PROPOSALS

Under Rule 14a-8 of the Exchange Act, proposals of stockholders intended to be presented at the 2022 Annual Meeting must be received in writing no later than the close of business on January 28, 2022 at SeaChange’s principal executive offices in order to be included in the SeaChange proxy statement for that meeting. Any such stockholder proposals should be submitted to SeaChange International, Inc., 177 Huntington Avenue, Suite 1703, PMB 73480, Boston, Massachusetts 02115-3153, Attention: Secretary. Under the By- Laws, stockholders who wish to make a proposal at the 2022 Annual Meeting — other than one that will be included in SeaChange’s proxy materials pursuant to Rule 14a-8 — must send a written request no earlier than December 29, 2021 and no later than January 28, 2022. However, if our 2022 Annual Meeting is not held between June 8, 2022 and September 6, 2022, then the deadline referred to in this paragraph will be changed to a reasonable time before we print and mail proxy materials. If a stockholder who wishes to present a proposal fails to notify SeaChange by the applicable deadline, the stockholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the By-Laws, the proposal is brought before the meeting, then under the SEC’s proxy rules the proxies solicited by management with respect to the 2022 Annual Meeting will confer discretionary voting authority with respect to the stockholder’s proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC’s proxy rules.

In order to curtail controversy as to the date on which a proposal will be marked as received by SeaChange, it is suggested that stockholders submit their proposals by Certified Mail — Return Receipt Requested. While SeaChange’s board of directors will consider proper stockholder proposals that are properly brought before the special meeting, SeaChange reserves the right to omit the proxy materials stockholder proposals that it is not required to include under the Exchange Act, including Rule 14a-8 thereunder.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SeaChange’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Those filings are also available free of charge to the public on, or accessible through, our website at https://www.seachange.com/investors/sec-filings. Our website and the information contained in it or connected to it shall not be deemed to be incorporated into this prospectus or prospectus supplement or the registration statement of which it forms a part.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the merger or the proposals to be presented at the special meeting, you should contact us by telephone or by email:

Elaine Martel, Vice President, General Counsel and Secretary

SeaChange International, Inc.

Tel: (508) 208-9699

Email: elaine.martel@schange.com

You may also obtain these documents, without charge, by requesting them in writing or by telephone from our proxy solicitation agent at the following address and telephone number:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Tel: Individuals can call toll-free at (800) 662-5200 or banks and brokers can call collect at (203) 658-9400

Email: [•]

In order for SeaChange’s stockholders to receive timely delivery of the documents in advance of the special meeting to be held on [•], 2022, you must request the information no later than [•], 2022, five business days prior to the date of the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to SeaChange has been supplied by, and is the responsibility of, SeaChange, and all such information relating to Triller has been supplied by, and is the responsibility of, Triller. Information provided by either SeaChange or Triller does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of SeaChange for the special meeting. We have not authorized anyone to give any information or make any representation about the merger, us or Triller that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

SEACHANGE INTERNATIONAL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

SeaChange International, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SeaChange International, Inc. (the “Company”) as of January 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, cash flows, and stockholders’ equity for each of the two years in the period ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The Company derives revenue from sales of software licenses and associated third party hardware and support services, as well as professional services and support fees related to software licenses, as further described in Note 2 to the financial statements. Frequently, the customer arrangements provide software licenses combined with third party hardware and support services, as well as professional services and support and therefore include multiple performance obligations under ASC 606, Revenue from Contracts with Customers. The identification of performance obligations in the arrangement, particularly for more complex customer arrangements, requires a detailed analysis of the contractual terms and application of more complex accounting guidance. In addition, the allocation of the transaction price to each performance obligation within an arrangement and the timing of revenue recognition requires the application of management judgment. Given the accounting complexity and the management judgment necessary to identify performance obligations in the arrangement and determine the timing and allocation of revenue in arrangements with multiple performance obligations, auditing revenue recognition for such arrangements required a high degree of auditor judgment and an increased extent of effort.

Our audit procedures related to the recognition of revenue from arrangements with multiple performance obligations included the following, among others:

1.

we reviewed the Company’s controls over revenue recognition, including those over the identification of performance obligations included in the transaction, the allocation of the transaction price to these performance obligations, and the timing of revenue recognition;

2.	we evaluated the Company’s accounting policies in the context of the applicable accounting standards;

3.

we evaluated the appropriateness and consistency of the methods and assumptions used by management to determine the standalone selling price of delivered and undelivered performance obligations of the arrangement; and

4.	we selected a sample of revenue arrangements, including those arrangements that we considered individually significant, and performed the following:

a.	we obtained related contracts and evaluated whether the contracts properly documented the terms of the arrangements in accordance with the Company’s policies;

b.	we tested management’s identification of distinct performance obligations by evaluating whether the underlying goods, services, or both were highly interdependent and interrelated;

c.

we evaluated whether the Company appropriately determined all performance obligations in the arrangement and whether the methodology to allocate the transaction price to the individual performance obligations was appropriately applied based on their stand-alone selling prices;

d.

we compared the transaction price to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers;

e.	we tested the allocation of the transaction price to each distinct performance obligation by comparing the relative standalone selling prices to the selling prices of similar goods or services;

f.	we evaluated whether the value allocated to each performance obligation was appropriately recognized in the correct accounting period; and

g.	we obtained evidence of satisfaction of the performance obligations of the arrangement to the customer.

/s/ Marcum LLP

We have served as the Company’s auditor since 2019.

Philadelphia, Pennsylvania

April 14, 2021

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per data)

	January 31, 2021	January 31, 2020
Assets
Current assets:
Cash and cash equivalents	$5,856	$9,013
Marketable securities	252	3,835
Accounts receivable, net of allowance for doubtful accounts of $934 and $947 at January 31, 2021 and January 31, 2020, respectively	6,050	12,127
Unbilled receivables	9,359	14,279
Prepaid expenses and other current assets	4,372	5,112

Total current assets	25,889	44,366
Property and equipment, net	605	554
Operating lease right-of-use assets	4,968	4,860
Marketable securities	—	782
Intangible assets, net	1,272	2,300
Goodwill	10,577	9,775
Unbilled receivables	6,340	9,031
Other assets	757	1,222

Total assets	$50,408	$72,890

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,825	$4,007
Accrued expenses	4,277	7,986
Deferred revenue	4,737	5,041
Promissory note	1,340	—

Total current liabilities	12,179	17,034
Deferred revenue	657	1,140
Operating lease liabilities	4,070	4,348
Taxes payable	763	436
Promissory note	1,073	—
Other liabilities	125	—

Total liabilities	18,867	22,958
Commitments and contingencies (Note 8)
Stockholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized at January 31, 2021 and January 31, 2020; 37,811,224 shares issued and 37,639,304 shares outstanding at January 31, 2021; 37,303,952 shares issued and 37,163,462 outstanding at January 31, 2020	378	373
Additional paid-in capital	246,446	245,067
Treasury stock, at cost; 171,920 shares at January 31, 2021 and 140,490 shares at January 31, 2020	(227)	(147)
Accumulated other comprehensive loss	(73)	(2,137)
Accumulated deficit	(214,983)	(193,224)

Total stockholders’ equity	31,541	49,932

Total liabilities and stockholders’ equity	$50,408	$72,890

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except per share data)

	For the Fiscal Years Ended January 31,
	2021	2020
Revenue:
Product	$6,608	$39,914
Service	15,391	27,240

Total revenue	21,999	67,154
Cost of revenue:
Product	3,556	6,179
Service	8,513	17,473

Total cost of revenue	12,069	23,652

Gross profit	9,930	43,502
Operating expenses:
Research and development	13,808	16,050
Selling and marketing	6,420	12,179
General and administrative	9,746	15,211
Severance and restructuring costs	1,477	3,523
Loss on sale of fixed assets	—	5,423

Total operating expenses	31,451	52,386

Loss from operations	(21,521)	(8,884)
Other (expense) income, net	(180)	11

Loss before income taxes	(21,701)	(8,873)
Income tax provision	(58)	(48)

Net loss	$(21,759)	$(8,921)

Net loss per share, basic	$(0.58)	$(0.24)
Net loss per share, diluted	$(0.58)	$(0.24)
Weighted average common shares outstanding, basic	37,471	36,699
Weighted average common shares outstanding, diluted	37,471	36,699
Comprehensive loss:
Net loss	$(21,759)	$(8,921)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	2,114	1,212
Unrealized (losses) gains on marketable securities	(50)	44

Total other comprehensive income	2,064	1,256

Comprehensive loss	$(19,695)	$(7,665)

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Fiscal Years Ended January 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(21,759)	$(8,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,667	2,016
Loss on sale of fixed assets	7	5,423
Change in allowance for doubtful accounts	(208)	628
Stock-based compensation expense	1,247	1,151
Deferred income taxes	—	(203)
Realized and unrealized foreign currency transaction loss	793	2,126
Gain on sale of investment in affiliate and other investments, net	—	(1,495)
Other	(40)	—
Changes in operating assets and liabilities:
Accounts receivable	6,420	7,134
Unbilled receivables	7,967	(17,840)
Inventory	—	924
Prepaid expenses and other current assets and other assets	1,196	1,609
Accounts payable	(2,233)	(1,149)
Accrued expenses and other liabilities	(3,492)	(170)
Deferred revenue	(920)	(4,565)
Other	—	(1,462)

Net cash used in operating activities	(9,355)	(14,794)

Cash flows from investing activities:
Purchases of property and equipment	(328)	(281)
Proceeds from sale of building and land	—	600
Cash paid for acquisitions, net	—	(3,838)
Purchases of marketable securities	—	(790)
Proceeds from sales and maturities of marketable securities	4,355	6,576
Proceeds from sale of investment in affiliate, net	—	1,495

Net cash provided by investing activities	4,027	3,762

Cash flows from financing activities:
Proceeds from stock option exercises	119	594
Proceeds from employee stock purchase plan	18	20
Repurchases of common stock	(80)	(142)
Proceeds from Paycheck Protection Program	2,413	—

Net cash provided by financing activities	2,470	472

Effect of exchange rate on cash, cash equivalents and restricted cash	(355)	(460)
Net decrease in cash, cash equivalents and restricted cash	(3,213)	(11,020)
Cash, cash equivalents and restricted cash at beginning of period	9,297	20,317

Cash, cash equivalents and restricted cash at end of period	$6,084	$9,297

Supplemental disclosure of cash flow information
Income taxes paid	$327	$463

Non-cash activities:
Right-of-use assets obtained in exchange for lease obligations	$987	$5,600

Fair value of common stock issued in acquisition	$—	$874

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balances at January 31, 2019	35,946,100	359	242,442	(5)	(3,393)	(184,303)	55,100
Issuance of common stock pursuant to acquisition of Xstream	541,738	5	869	—	—	—	874
Issuance of common stock pursuant to vesting of restricted stock units	608,200	6	(6)	—	—	—	—
Issuance of common stock pursuant to ESPP purchases	12,453	—	20	—	—	—	20
Issuance of common stock pursuant to exercise of stock options	195,461	3	591	—	—	—	594
Repurchases of common stock	—	—	—	(142)	—	—	(142)
Stock-based compensation expense	—	—	1,151	—	—	—	1,151
Unrealized gains on marketable securities	—	—	—	—	44	—	44
Foreign currency translation adjustment	—	—	—	—	1,212	—	1,212
Net loss	—	—	—	—	—	(8,921)	(8,921)

Balances at January 31, 2020	37,303,952	$373	$245,067	$(147)	$(2,137)	$(193,224)	$49,932

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balances at January 31, 2020	37,303,952	373	245,067	(147)	(2,137)	(193,224)	49,932
Issuance of common stock pursuant to vesting of restricted stock units	462,300	5	(5)	—	—	—	—
Issuance of common stock pursuant to ESPP purchases	5,702	—	18	—	—	—	18
Issuance of common stock pursuant to exercise of stock options	39,270	—	119	—	—	—	119
Repurchases of common stock	—	—	—	(80)	—	—	(80)
Stock-based compensation expense	—	—	1,247	—	—	—	1,247
Unrealized losses on marketable securities	—	—	—	—	(50)	—	(50)
Foreign currency translation adjustment	—	—	—	—	2,114	—	2,114
Net loss	—	—	—	—	—	(21,759)	(21,759)

Balances at January 31, 2021	37,811,224	$378	$246,446	$(227)	$(73)	$(214,983)	$31,541

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business

SeaChange International, Inc. (“we” or the “Company”), was incorporated under the laws of the state of Delaware on July 9, 1993. We are an industry leader in the delivery of multiscreen, advertising and premium over-the-top (“OTT”) video management solutions. Our software products and services are designed to empower video providers to create, manage and monetize the increasingly personalized, highly engaging experiences that viewers demand.

As of January 31, 2021, the Company’s corporate office was located in Waltham, Massachusetts. The Company has wholly-owned subsidiaries in the following countries: Canada, Denmark, Germany, India, Ireland, Netherlands, Philippines, Poland, Singapore, Turkey, and the United Kingdom.

Liquidity

We have implemented restructuring programs and cost saving initiatives during the past three years to improve operations and optimize our cost structure. In fiscal 2020, we streamlined our operations and closed our service organizations in Ireland and the Netherlands. In the first half of fiscal 2021, we reduced our headcount across all departments in response to the COVID-19 pandemic. Additionally, in the second quarter of fiscal 2021 we transferred our technical support services to our Poland location in an effort to further reduce cost.

These measures are important steps in restoring us to profitability and positive cash flow. We believe that existing cash and investments and cash expected to be provided by future operating results, and the Offering (as defined below) augmented by the plans highlighted above, are adequate to satisfy our working capital, capital expenditure requirements and other contractual obligations for at least the next 12 months.

If our expectations are incorrect, we may need to raise additional funds to fund our operations to take advantage of unanticipated strategic opportunities or to strengthen our financial position. In the future, we may enter into other arrangements for potential investments in, or acquisitions of, complementary businesses, services or technologies, which could require us to seek additional equity or debt financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to follow through our operational plans, take advantage of market opportunities to develop new products or to otherwise respond to competitive pressures, or invest in complementary businesses or technologies.

On February 5, 2021, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (“SEC”), which registered an indeterminate number of shares of common stock, preferred stock, Series A Participating Preferred Stock, warrants or rights to purchase common stock or preferred stock, and units (collectively, the “Securities”) using a “shelf” registration or continuous offering process. Under this shelf registration, we may, from time to time, sell any combination of the securities in one or more offerings up to a total aggregate offering price of $200 million. The shelf registration was declared effective on March 16, 2021.

In connection with the shelf registration statement, the Company entered into an underwriting agreement with Aegis Capital Corp. on March 30, 2021, to issue and sell 10,323,484 shares of common stock, $0.01 par value per share, at a public offering price of $1.85 per share (the “Offering”). The Offering closed on April 1, 2021 and resulted in approximately $17.6 million in proceeds, net of underwriting discounts and commissions of 6.5%, or $0.12025 per share of common stock, and estimated offering expenses of approximately $0.2 million. In addition to the Offering, the Company also granted the underwriters a 45-day option to purchase up to an additional 1,548,522 shares at a purchase price of $1.85 per share, less underwriting discounts and commissions.

In March 2021, we entered into a Sublease Termination Agreement (the “Termination Agreement”) to our current headquarters office lease at 500 Totten Pond Road, Waltham, Massachusetts that provides for an early termination of such sublease effective March 21, 2021. In connection with the early termination of the sublease the Company will pay the sublandlord a termination payment of approximately $430 thousand against an obligation of approximately $2.8 million. Prior to the execution of the Termination Agreement, the sublease had been scheduled to expire in February 2025.

Impact of COVID-19 Pandemic

In the first quarter of fiscal 2021, concerns related to the spread of COVID-19 began to create global business disruptions as well as disruptions in our operations and to create potential negative impacts on our revenues and other financial results. COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. The extent to which COVID-19 will continue to impact our financial condition or results of operations is currently uncertain and depends on factors including the impact on our customers, partners, and vendors and on the operation of the global markets in general. Due to our business model, the effect of COVID-19 on our results of operations may also not be fully reflected for some time.

We are currently conducting business with substantial modifications to employee travel, employee work locations, virtualization or cancellation of customer and employee events, and remote sales, implementation, and support activities, among other modifications. These decisions may delay or reduce sales and harm productivity and collaboration. We have observed other companies and governments making similar alterations to their normal business operations, and in general, the markets are experiencing a significant level of uncertainty at the current time. Virtualization of our team’s sales activities could foreclose future business opportunities, particularly as our customers limit spending, which could negatively impact the willingness of our customers to enter into or renew contracts with us. The pandemic has impacted our ability to complete certain implementations, negatively impacting our ability to recognize revenue, and could also negatively impact the payment of accounts receivable and collections. We continue to realize our on-going cost optimization efforts in response to the impact of the pandemic. We may take further actions that alter our business operations as the situation evolves. As a result, the ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity, and financial results cannot be predicted at this time.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. We continue to examine the impact that the CARES Act may have on our business.

The Paycheck Protection Program

On May 5, 2020, the Company entered into a promissory note (the “Note”) with Silicon Valley Bank (the “Lender”) evidencing an unsecured loan in an aggregate principal amount of $2,412,890 pursuant to the Paycheck Protection Program (“PPP”) under the CARES Act administered by the United States (“U.S.”) Small Business Administration (“SBA”). The Note is included in our consolidated balance sheets.

Interest accrues on the Note at a fixed rate of one percent (1%) per annum, with the payment of the first ten months of interest and principal deferred and is included in accrued expenses in our consolidated balance sheets. The Note has an initial term of two years, is unsecured and is guaranteed by the SBA. The Company applied to the Lender for forgiveness of the Note in March 2021, with the amount which may be forgiven equal to the sum of qualifying expenses, including payroll costs, covered rent obligations, and covered utility payments incurred by the Company during the twenty-four week period beginning on May 7, 2020, calculated in accordance with the terms of the CARES Act, however, we cannot provide assurance that the loan will be forgiven.

Subject to any forgiveness under the PPP, the Note will mature on May 5, 2022. Beginning on the seventeenth-month anniversary of the date of the Note, the Company is required to make equal monthly payments of principal and interest until maturity. The Note may be prepaid at any time prior to maturity with no prepayment penalties. The Note provides for customary events of default including, among others, those relating to breaches of the Company’s obligations under the Note, including a failure to make payments, any bankruptcy or similar proceedings involving the Company, and certain material effects on the Company’s ability to repay the Note. The Note may be accelerated upon the occurrence of an event of default.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). We consolidate the financial statements of our wholly-owned subsidiaries and all intercompany transactions and account balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, those related to revenue recognition, allowance for doubtful accounts, goodwill and intangible assets, impairment of long-lived assets, management’s going concern assessment, accounting for income taxes, and the valuation of stock-based awards. We base our estimates on historical experience, known trends and other market-specific or relevant factors that are believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Business Combinations

We account for acquisitions of entities that include inputs and processes and have the ability to create outputs as business combinations. We allocate the purchase price of the acquisition to the tangible assets acquired, liabilities assumed, and identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses and restructuring costs are expensed as incurred. During the measurement period, we record adjustments to provisional amounts recorded for assets acquired and liabilities assumed with the corresponding offset to goodwill. After the measurement period, which could be up to one year after the transaction date, subsequent adjustments are recorded to the Company’s consolidated statements of operations.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and on deposit and highly liquid investments in money market mutual funds, government sponsored enterprise obligations, treasury bills, commercial paper and other money market securities with remaining maturities at the date of purchase of 90 days or less. All cash equivalents are carried at cost, which approximates fair value. Restricted cash represents cash that is restricted as to withdrawal or usage and consists primarily of cash held as collateral in relation to obligations set forth by our landlord.

The following tables provides a summary of cash, cash equivalents and restricted cash that constitutes the total amounts shown in the consolidated statements of cash flows as of January 31, 2021 and 2020:

	As of January 31,
	2021	2020
	(Amounts in thousands)
Cash and cash equivalents	$5,856	$9,013
Restricted cash	228	284

Total cash, cash equivalents and restricted cash	$6,084	$9,297

Restricted cash is included as a component of other assets in the consolidated balance sheet.

Marketable Securities

Our investments, consisting of debt securities, are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive loss in stockholders’ equity. Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of other (expense) income, net in the consolidated statements of operations and comprehensive loss.

We evaluate our investments with unrealized losses for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, we consider such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, our ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that we consider to be “other than temporary,” we reduce the investment to fair value through a charge to the statement of operations and comprehensive loss. No such adjustments were necessary during the periods presented.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Our cash equivalents and marketable securities are carried at fair value determined according to the fair value hierarchy described above (see Note 3). The carrying values of our accounts and other receivables, unbilled receivables, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Concentration of Credit Risk and of Significant Customers

Financial instruments which potentially expose us to concentrations of credit risk include cash, cash equivalents, restricted cash, marketable securities and accounts receivable. We have cash investment policies which, among other things, limit investments to investment-grade securities. We restrict our cash equivalents and marketable securities to repurchase agreements with major banks and United States (“U.S.”) government and corporate securities which are subject to minimal credit and market risk. We perform ongoing credit evaluations of our customers.

We sell our software products and services worldwide primarily to service providers, consisting of operators, telecommunications companies, satellite operators and broadcasters. One customer accounted for 22% of total revenue in fiscal 2021. No customer accounted for more than 10% of total revenue in fiscal 2020. Two customers accounted for 18% and 16% of the accounts receivable balance as of January 31, 2021. Two customers accounted for 16% and 10% of the accounts receivable balance as of January 31, 2020.

Allowances for Doubtful Accounts

We evaluate our customers’ financial condition, require advance payments from certain of our customers and maintain reserves for potential credit losses. We perform ongoing credit evaluations of our customers’ financial condition but generally do not require collateral. For some international customers, we may require an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. We monitor payments from customers and assess any collection issues. We maintain an allowance for specific doubtful accounts for estimated losses resulting from the inability of our customers to make required payments and record these allowances as a charge to general and administrative expenses in our consolidated statements of operations and comprehensive loss. We base our general allowances for doubtful accounts on historical collections and write-off experience, current trends, credit assessments, and other analysis of specific customer situations. We charge off trade accounts receivables against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of trade receivables previously charged off are recorded when received.

Property, Plant and Equipment, Net

Property, plant and equipment consists of land, buildings, office furniture and equipment, computer equipment, software and demonstration equipment, service and spare components, and leasehold improvements. Deployed assets are included in computer equipment, and assemblies used to service our installed base are included in service and spare components.

Property, plant and equipment is recorded at cost less depreciation and is depreciated using the straight-line method over the estimated lives of the related assets. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to expense as incurred. Estimated useful lives of assets are as follows:

Buildings	20 years
Office furniture and equipment	5 years
Computer equipment, software and demonstration equipment	3 years
Service and spare components	5 years
Leasehold improvements	Shorter of lease term or estimated useful life

Investments in Affiliates

Our investments in affiliates included investments accounted for under the cost method of accounting as the investments represented less than a 20% ownership interest of the common shares of the affiliate.

In connection with the sale of our investment in Layer3 TV, Inc. (“Layer 3”), a company in which we had a cost-method investment, we received $4.6 million in fiscal 2018. We were entitled to additional payments of up to $2.1 million, subject to satisfaction of provisions associated with the transaction, of which we received $0.2 million in fiscal 2019. We recorded a gain on sale of investment in affiliate of $0.2 million in our consolidated statements of operations and comprehensive loss in fiscal 2019 related to this payment. We received our final Layer3 payment of $1.8 million in fiscal 2020 which was partially offset by a $0.3 million loss on an unrelated investment. We recorded a net gain on sale of investment in affiliate of $1.5 million in our consolidated statements of operations and comprehensive loss in fiscal 2020.

The balance of our investments in affiliates was zero as of January 31, 2021 and 2020.

Segment Information

Our operations are organized into one reportable segment. Operating segments are defined as components of an enterprise evaluated regularly by the Company’s senior management in deciding how to allocate resources and assess performance. Our reportable segment was determined based upon the nature of the products offered to customers, the market characteristics of each operating segment and the Company’s management structure.

Goodwill and Other Intangible Assets

We record goodwill when consideration paid in a business acquisition exceeds the value of the net assets acquired. Our estimates of fair value are based upon assumptions believed to be reasonable at that time but such estimates are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill is tested for impairment annually and more frequently if events and circumstances indicate that the asset might be impaired. We have determined that there is a single reporting unit for the purpose of conducting the goodwill impairment assessment. A goodwill impairment is recorded if the amount by which our carrying value exceeds our fair value, not to exceed the carrying amount of goodwill. Factors that could lead to a future impairment include material uncertainties such as a significant reduction in projected revenues, a deterioration of projected financial performance, future acquisitions and/or mergers, and a decline in our market value as a result of a significant decline in our stock price. There have been no impairment charges recorded for fiscal 2021 and fiscal 2020.

Intangible assets are recorded at their estimated fair values at the date of acquisition. We amortize acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.

Impairment of Long-Lived Assets

Long-lived assets primarily consist of property, plant and equipment and intangible assets with finite lives. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of long-lived assets or groups of assets is assessed based on a comparison of the carrying amount to the estimated future undiscounted cash flows. If estimated future undiscounted net cash flows are less than the carrying amount, the asset is considered impaired and expense is recorded at an amount required to reduce the carrying amount to fair value. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results.

We assess the useful lives and possible impairment of existing recognized long-lived assets whenever events or changes in circumstances occur that indicate that it is more likely than not that an impairment has occurred. Factors considered important which could trigger a review include:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business;

•	identification of other impaired assets within a reporting unit;

•	significant negative industry or economic trends;

•	a significant decline in our stock price for a sustained period; and

•	a decline in our market capitalization relative to net book value.

Determining whether a triggering event has occurred involves significant judgment (see Note 6).

We test intangible assets with definite lives for impairment by comparing the carrying amount to the sum of the net undiscounted cash flows expected to be generated by the asset whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount of the asset exceeds its net undiscounted cash flows, then an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value. We use a discounted cash flow approach or other methods, if appropriate, to assess fair value.

Income Taxes

Income taxes comprise current and deferred income tax. Income taxes are recognized in the consolidated statements of operations and comprehensive loss except to the extent that it relates to items recognized directly within equity or in other comprehensive loss. Income taxes payable, which is included in accrued expenses in our consolidated balance sheets, is the expected taxes payable on the taxable income for the year, using tax rates enacted or substantially-enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities are recognized, using the balance sheet method, for the expected tax consequences of temporary differences between the carrying amounts of assets and liabilities and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of goodwill, the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they probably will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially-enacted by the reporting date.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the countries where the deferred tax assets originated and during the periods when the deferred tax assets become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

We operate in multiple jurisdictions with complex tax policy and regulatory environments. In certain of these jurisdictions, we may take tax positions that management believes are supportable but are potentially subject to successful challenge by the applicable taxing authority. These interpretational differences with the respective governmental taxing authorities can be impacted by the local economic and fiscal environment. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.

Our policy is to classify interest and penalties related to unrecognized tax benefits, if and when required, as a component of income tax provision (benefit), in our consolidated statements of operations and comprehensive loss. We have made a policy election to treat the Global intangible low-taxed income (“GILTI”) tax as a period expense.

Because there are several estimates and assumptions inherent in calculating the various components of our tax provision, certain changes or future events such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on those estimates and our effective tax rate.

Restructuring

Restructuring charges that we record consist of employee-related severance charges, remaining lease obligations and termination costs, and the disposal of related equipment. Restructuring charges represent our best estimate of the associated liability at the date the charges are recognized. Adjustments for changes in assumptions are recorded as a component of operating expenses in the period they become known (see Note 7).

Foreign Currency Translation and Transactions

The functional currency of each of our foreign subsidiaries is the currency of the local country unless otherwise determined that the U.S. dollar would serve as a more appropriate functional currency given the economic operations of the foreign subsidiary. Assets and liabilities of our foreign subsidiaries are translated into U.S. dollars using the period-end exchange rates, and income and expense items are translated into U.S. dollars using average exchange rates in effect during each period. The effects of these foreign currency translation adjustments are included in accumulated other comprehensive loss, a separate component of stockholders’ equity.

We also incur transaction gains and losses resulting from intercompany transactions as well as transactions with customers or vendors denominated in currencies other than the functional currency of the legal entity in which the transaction is recorded. Foreign currency transaction gains and losses are included in the consolidated statements of operations and comprehensive loss as a component of other (expense) income, net. The Company recorded foreign currency net transaction losses of $0.8 million and $2.1 million for fiscal 2021 and 2020, respectively.

Comprehensive Loss and Accumulated Other Comprehensive Loss

Comprehensive loss includes our net loss as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. Our only elements of other comprehensive loss are foreign currency translation adjustments and changes in unrealized gains on marketable securities.

Accumulated other comprehensive loss on the consolidated balance sheets as of January 31, 2021 and 2020 consists of foreign currency translation adjustments of ($0.1) million and ($2.2) million, respectively, and unrealized gains on marketable securities of less than $0.1 million and $0.1 million, respectively.

Revenue Recognition

Overview

We adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, effective February 1, 2018, using the modified retrospective method. Our revenue is derived from sales of software licenses and associated third party hardware and support services, as well as professional services and support fees related to our software licenses.

The Company recognizes revenue from contracts with customers using a five-step model, which is described below:

•	identify the customer contract;

•	identify performance obligations that are distinct;

•	determine the transaction price;

•	allocate the transaction price to the distinct performance obligations; and

•	recognize revenue as the performance obligations are satisfied.

Identify the customer contract

A customer contract is generally identified when there is approval and commitment from both the Company and its customer, the rights have been identified, payment terms are identified, the contract has commercial substance and collectability and consideration is probable.

Identify performance obligations that are distinct

A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and a company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding sales and VAT taxes that are collected on behalf of government agencies.

Allocate the transaction price to distinct performance obligations

The transaction price is allocated to each performance obligation based on the relative standalone selling prices (“SSP”) of the goods or services being provided to the customer. Our contracts typically contain multiple performance obligations, for which we account for individual performance obligations separately, if they are distinct.

Recognize revenue as the performance obligations are satisfied

We enter into contracts that include combinations of license, support and professional services, and third-party products, which are accounted for as separate performance obligations with differing revenue recognition patterns. Revenue is recognized when or as control of the promised goods or services is transferred to customers. Our software licenses are primarily delivered on a perpetual basis, whereby the customer receives rights to use the software for an indefinite time period or a specified term and delivery and revenue recognition occurs at the point in time when the customer has the ability to download or access the software. Our customers may also contract with us for a Software as a Service (“SaaS”) type license whereby the customer only has a right to access the software for a defined term. SaaS licenses are recognized ratably over the subscription period beginning on the date the license is made available to customers.

Our services revenue is comprised of support services and professional services. Support services consist of software upgrades on a when-and-if available basis, telephone support, bug fixes or patches and general hardware maintenance support. Revenue related to support services is recognized ratably over the term of the contract. Professional services are recognized as the services are performed.

Revenues attributable to third party products typically consist of hardware and related support contracts. Hardware products are typically recognized when control is transferred to the customer, which is defined as the point in time when the client can use and benefit from the hardware. In situations where the hardware is distinct and it is delivered before services are provided and is functional without services, control is transferred upon delivery or acceptance by the customer. Revenue attributable to third-party support contracts is recognized ratably over the term of the contract.

Significant Judgments

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Once we determine the performance obligations, we determine the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. The transaction price is then allocated to each performance obligation in the contract based on the SSP. The corresponding revenue is recognized as the related performance obligations are satisfied.

Judgment is required to determine the SSP for each distinct performance obligation. We determine SSP based on the price at which the performance obligation is sold separately and the methods of estimating SSP under the guidance of ASC 606-10-32-33. If the SSP is not observable through past transactions, we estimate the SSP, taking into account available information such as market conditions, expected margins, and internally approved pricing guidelines related to the performance obligations. In February 2019, we began selling a new software bundle called the Framework in addition to our legacy software products and services. Our legacy products were historically sold on a standalone basis and therefore the SSP and revenue recognition may differ from the Framework. A typical Framework deal licenses our software products and services, including upgrades for one fixed price. Management considers the pricing of our Framework perpetual licenses as highly variable and uncertain and we do not have a history of selling the Framework software on a standalone basis. We recognize the portion of the transaction price allocated to the Framework software on a residual basis, as we have at least one performance obligation for which the SSP is observable. The Company notes that both hardware and support services represent observable pricing. The SSP for our legacy software is also recognized on a residual basis, as we have observable SSP for the associated support services sold with the software license based on historical observable data of selling support contracts on a standalone basis. We may also license our software as a SaaS type license, whereby our customer only has a right to access the software over a specified time period and the service includes technical support and unspecified upgrades and bug fixes. We recognize the full value of the contract ratably over the contractual term of the SaaS license.

Our services revenue is comprised of support services, software license implementation services, engineering services, training and reimbursable expenses. We have concluded that services are distinct performance obligations, with the exception of engineering services. Engineering services may be provided on a standalone basis or bundled with a license when we are providing custom development.

We utilize the cost-plus margin method to determine the SSP for our Framework support services offerings and hardware sales. For Framework support services, we calculate the average cost of support to within a small range to arrive at an average expected cost. Legacy support services are priced as a percentage of the list price of the related software license and hardware. Historically, we determined the SSP of the support services based on this pricing relationship and observable data from standalone sales of support contracts. The expected cost-plus margin for hardware is based on the cost of the hardware from third parties, plus a reasonable markup that the Company believes is reflective of a market-based reseller margin.

The SSP for services in time and materials contracts is determined by observable prices in standalone services arrangements. We estimate the SSP for fixed price services based on estimated hours adjusted for historical experience at time and material rates charged in standalone services arrangements. Revenue for fixed price services is recognized over time as the services are provided based on an input measure of hours incurred to total estimated hours.

Some of our contracts have payment terms that differ from the timing of revenue recognition, which requires us to assess whether the transaction price for those contracts include a significant financing component. We have elected the practical expedient that permits an entity to not adjust for the effects of a significant financing component if we expect that at the contract inception, the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service, will be one year or less. For those contracts in which the period exceeds the one-year threshold, this assessment, as well as the quantitative estimate of the financing component and its relative significance, requires judgment. We estimate the significant financing component provided to our customers with extended payment terms by determining the present value of the future payments by applying an average standard industry discount rate that reflects the customer’s creditworthiness.

Payment terms with customers typically require payment 30 days from invoice date. Our agreements with customers do not provide for any refunds for services or products and therefore no specific reserve for such is maintained. In the infrequent instances where customers raise a concern over delivered products or services, we have endeavored to remedy the concern and all costs related to such matters have been insignificant in all periods presented.

We occasionally enter into amendments to previously executed contracts that may constitute contract modifications. The amendments are assessed to determine if (1) the additional products and services are distinct from the product and services in the original arrangement; and (2) the amount of consideration expected for the added products and services reflects the SSP of those products and services. An amendment or contract modification meeting both criteria is accounted for as a separate contract. A contract modification not meeting both criteria is considered a change to the original contract and is accounted for on either a prospective basis as a termination of the existing contract and the creation of a new contract or a cumulative catch-up basis.

Contract Balances

Contract assets consist of unbilled revenue, which is recognized as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Unbilled receivables expected to be billed and collected within one year are classified as current assets or long-term assets if expected to be billed and collected after one year (see Note 12).

Costs to Obtain and Fulfill a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that commissions and special incentive payments (“Spiffs”) for hardware and software maintenance and support and professional services paid under our sales incentive programs meet the requirements to be capitalized under ASC 340-40. Costs to obtain a contract are amortized as selling and marketing expense over the expected period of benefit in a manner that is consistent with the transfer of the related goods or services to which the asset relates. The judgments made in determining the amount of costs incurred include whether the commissions are in fact incremental and would not have occurred absent the customer contract and the estimate of the amortization period. The commissions and Spiffs related to professional services are amortized over time as work is completed. The commissions and Spiffs for hardware and software maintenance are amortized over the life of the contract. These costs are periodically reviewed for impairment. We determined that no impairment of these assets existed as of January 31, 2021 or 2020. We have elected to apply the practical expedient and recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. Total deferred capitalized commission costs were $553 thousand as of January 31, 2021 compared to $958 thousand as of January 31, 2020. Current deferred capitalized commission costs are included in prepaid expense and other current assets in our consolidated balance sheets and non-current deferred capitalized commission costs are included in other assets in our consolidated balance sheets. Capitalized commissions expensed during the fiscal years ended January 31, 2021 and 2020 included in the consolidated statement of operations and comprehensive loss were $71 thousand and $434 thousand, respectively.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on their fair value on the date of the grant and recognize compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award, and recognize forfeitures as incurred. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions and apply the graded-vesting method to all awards with both service-based and performance-based vesting conditions, commencing when achievement of the performance condition becomes probable. We apply the graded-vesting method to awards with market conditions that include graded-vesting features.

Leases

We account for our leases in accordance with ASC 842, Leases. A contract is accounted for as a lease when we have the right to control the asset for a period of time while obtaining substantially all of the asset’s economic benefits. We determine if an arrangement is a lease or contains an embedded lease at inception. For arrangements that meet the definition of a lease, we determine the initial classification and measurement of our right-of-use operating lease asset and corresponding liability at the lease commencement date. We determine the classification and measurement of a modified lease at the date it is modified. The lease term includes only renewal options that are reasonably assured to exercise. The present value of lease payments is typically determined by using the Company’s estimated secured incremental borrowing rate for the associated lease term as interest rates implicit in the leases are not normally readily determinable. Management’s policy is to utilize the practical expedient to not record leases with an original term of twelve months or less on our consolidated balance sheets, and lease payments are recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

Our existing leases are for facilities only. None of our leases are with related parties. In addition to rent, office leases may require us to pay additional amounts for taxes, insurance, maintenance and other expenses, which are generally referred to as non-lease components. As a practical expedient, we account for the non-lease components together with the lease components as a single lease component for all of our leases. Only the fixed costs for leases are accounted for as a single lease component and recognized as part of a right-of-use asset and liability.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted average number of unrestricted common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of unrestricted common shares outstanding during the period and the weighted average number of potential common shares from the assumed exercise of stock options and the vesting of shares of restricted and deferred common stock units using the “treasury stock” method when the effect is not anti-dilutive. In periods in which we report a net loss, diluted net loss per share is the same as basic net loss per share.

Pending Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326), which introduces a new methodology for accounting for credit losses on financial instruments, including available-for-sale debt securities and accounts receivable. The guidance establishes a new “expected loss model” that requires entities to estimate current expected credit losses on financial instruments by using all practical and relevant information. Any expected credit losses are to be reflected as allowances rather than reductions in the amortized cost of available-for-sale debt securities. ASU 2016-13 is effective in the first quarter of fiscal 2024. We are currently evaluating if this guidance will have a material effect to our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which simplifies the accounting for income taxes and removes certain exceptions and improves consistent application of accounting principles for certain areas in Topic 740. ASU 2019-12 is effective in the first quarter of fiscal 2022. We are currently evaluating if this guidance will have a material effect on our consolidated financial statements.

All other Accounting Standards Updates issued but not yet effective are not expected to have a material effect on the Company’s future financial statements.

3.	Fair Value Measurements

The following tables set forth our financial assets that were accounted for at fair value on a recurring basis. There were no fair value measurements of our financial assets using level 3 inputs for the periods presented:

		Fair Value at January 31, 2021 Using
	Total	Level 1	Level 2
	(Amounts in thousands)
Assets:
Cash equivalents	$46	$46	$—
Marketable securities:
U.S. Treasury Notes and bonds	252	252	—

Total	$298	$298	$—

		Fair Value at January 31, 2020 Using
	Total	Level 1	Level 2
	(Amounts in thousands)
Assets:
Cash equivalents	$1,408	$1,408	$—
Marketable securities:
U.S. Treasury Notes and bonds	3,360	3,360	—
Corporate bonds	1,257	—	1,257

Total	$6,025	$4,768	$1,257

Cash equivalents include money market funds and U.S. treasury bills.

Marketable securities by security type consisted of the following:

	As of January 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Amounts in thousands)
U.S. Treasury Notes and bonds	$249	$3	$—	$252
Corporate bonds	—	—	—	—

	$249	$3	$—	$252

	As of January 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Amounts in thousands)
U.S. Treasury Notes and bonds	$3,310	$50	$—	$3,360
Corporate Bonds	1,254	3	—	1,257

	$4,564	$53	$—	$4,617

As of January 31, 2021, marketable securities consisted of investments that mature within one year.

4.	Acquisitions

On February 6, 2019, we acquired 100% of the outstanding shares of Xstream A/S in exchange for an aggregate of $0.9 million in shares of our common stock, based on the 20 day trailing volume weighted average closing price as of the acquisition date, and $4.6 million in cash, resulting in a total purchase price of $5.4 million. The acquisition of Xstream accelerates our penetration in OTT and new market segments and fully cloud-based end-to-end video platform that operates in a hosted managed environment. In addition, Xstream’s MediaMaker video platform enhances our end-to-end video Framework.

Estimated fair value of consideration:
Cash	$4,552
Stock consideration	874

Total purchase price	$5,426

Estimated fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	$714
Other current assets	927
Other long-term assets	152
Finite-life intangible assets	3,569
Goodwill	1,300
Current liabilities	(1,236)

Allocated purchase price	$5,426

	Useful Life	Fair Value
		(amounts in thousands)
Customer contracts	3 years	$2,205
Existing technology	3 years	1,364

		$3,569

We utilized the income approach methodology for the valuation of the identified intangible assets. Specifically, we used the excess earnings method to value the customer relationships, the relief-from-royalty method for the existing technology. Varying discount rates were also applied to the projected net cash flows and EBITDA as applicable. We believe the assumptions are representative of those a market participant would use in estimating fair value.

Goodwill recorded as part of the acquisition is not deductible for tax purposes.

5.	Consolidated Balance Sheet Detail

Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following:

	As of
	January 31, 2021	January 31, 2020
	(Amounts in thousands)
Computer equipment, software and demonstration equipment	$9,765	$9,695
Service and spare components	—	1,158
Office furniture and equipment	306	170
Leasehold improvements	238	154

	10,309	11,177
Less: Accumulated depreciation and amortization	(9,704)	(10,623)

Total property and equipment, net	$605	$554

As a result of the sale of our Acton, MA headquarters in the fourth quarter of fiscal year ended January 31, 2020 for $0.5 million, net of disposal costs, we recorded a one-time $5.4 million loss on the sale of fixed assets reported in the consolidated statement of operations and comprehensive loss.

Depreciation expense of property and equipment was $0.3 million and $0.9 million for the years ended January 31, 2021 and 2020, respectively.

Accrued Expenses

Accrued expenses consist of the following:

	As of
	January 31, 2021	January 31, 2020
	(Amounts in thousands)
Accrued employee compensation and benefits	$742	$3,236
Accrued professional fees	575	928
Sales tax and VAT payable	271	317
Accrued restructuring	—	744
Current obligation - right of use operating leases	1,387	722
Accrued third party hardware costs	—	1,169
Accrued other	1,302	870

Total accrued expenses	$4,277	$7,986

6.	Goodwill and Intangible Assets

Goodwill

Goodwill represents the difference between the purchase price and the estimated fair value of identifiable assets acquired and liabilities assumed. We perform impairment tests related to our goodwill on an annual basis or when we identify certain triggering events or circumstances that would more likely than not reduce the estimated fair value of the goodwill below its carrying amount. We performed our annual assessment of goodwill for both fiscal 2021 and fiscal 2020 and determined there was no impairment loss for either period.

The following table represents the changes in goodwill as of January 31, 2021 and 2020:

Goodwill
(Amounts in thousands)
Balance as of January 31, 2019	$8,753
Goodwill arising from the Xstream acquisition	1,300
Translation adjustment	(278)
Balance as of January 31, 2020	9,775
Translation adjustment	802

Balance as of January 31, 2021	$10,577

An interim test was performed at the end of the second quarter of fiscal 2021, as decline in the stock price and other negative qualitative factors led management to conclude that there was a potential impairment. It was determined it was unlikely that our fair value was less than our carrying value and therefore no impairment was recorded.

We performed another impairment test at the end of our fiscal year ended January 31, 2021 and determined it was unlikely that our fair value was less than our carrying value and therefore no impairment was recorded. If the impacts of COVID-19 are more severe than expected, impairment charges could result in future periods, and such impairment charges could be material.

Intangible Assets, Net

Intangible assets, net, consisted of the following at January 31, 2021 and 2020:

	As of January 31, 2021
	Gross	Accumulated Amortization	Cumulative Translation Adjustment	Net
	(Amounts in thousands)
Finite-lived intangible assets:
Acquired customer contracts	$2,205	$1,469	$49	$785
Acquired existing technology	1,364	910	33	487

Total finite-lived intangible assets	$3,569	$2,379	$82	$1,272

	As of January 31, 2020
	Gross	Accumulated Amortization	Cumulative Translation Adjustment	Net
	(Amounts in thousands)
Finite-lived intangible assets:
Acquired customer contracts	$2,205	$718	$(66)	$1,421
Acquired existing technology	1,364	445	(40)	879

Total finite-lived intangible assets	$3,569	$1,163	$(106)	$2,300

We recognized amortization expense of intangible assets in the following operating expense categories:

	For the Fiscal Years Ending January 31,
	2021	2020
	(Amounts in thousands)
Selling and marketing	$753	$608
Research and development	457	555

	$1,210	$1,163

Future amortization expense as of January 31, 2021 is $1.3 million to be fully expensed in fiscal 2022.

7.	Severance and Restructuring Costs

Severance Costs

Severance charges incurred, unrelated to a restructuring plan, were $1.5 million and $0.2 million in fiscal 2021 and 2020, respectively and were primarily related to the departure of former employees. The severance charges in fiscal 2021 included $1.3 million of expense in relation to the reduction in headcount driven by the COVID-19 pandemic.

Restructuring Costs

Restructuring charges incurred were $3.4 million in fiscal 2020 primarily related to the closing of our service organizations in Ireland and the Netherlands in a continued effort to streamline operations. There were less than $0.1 million in restructuring charges in fiscal 2021.

The following table shows the change in balances of our accrued restructuring reported as a component of other accrued expenses on the consolidated balance sheets:

	Employee- Related Benefits	Closure of Leased Facilities	Other Restructuring	Total
	(Amounts in thousands)
Accrued balance as of January 31, 2019	$653	$—	$—	$653
Restructuring charges incurred	2,995	113	259	3,367
Cash payments	(2,877)	(6)	(259)	(3,142)
Other charges	(27)	(107)	—	(134)

Accrued balance as of January 31, 2020	744	—	—	744
Restructuring charges incurred	2	—	—	2
Cash payments	(737)	—	—	(737)
Other charges	(9)	—	—	(9)

Accrued balance as of January 31, 2021	$—	$—	$—	$—

8.	Commitments and Contingencies

Indemnification and Warranties

We provide indemnification, to the extent permitted by law, to our officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee or agent is, or was, serving at our request in such capacity. With respect to acquisitions, we provide indemnification to, or assume indemnification obligations for, the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies’ governing documents. As a matter of practice, we have maintained directors’ and officers’ liability insurance including coverage for directors and officers of acquired companies.

We enter agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third-party with respect to our products. From time to time, we also indemnify customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of our products and services or resulting from the acts or omissions of us, our employees, authorized agents or subcontractors. From time to time, we have received requests from customers for indemnification of patent litigation claims. Management cannot reasonably estimate any potential losses, but these claims could result in material liability for us. There are no current pending legal proceedings, in the opinion of management that would have a material adverse effect on our financial position, results from operations and cash flows. There is no assurance that future legal proceedings arising from ordinary course of business or otherwise, will not have a material adverse effect on our financial position, results from operations or cash flows.

We warrant that our products, including software products, will substantially perform in accordance with our standard published specifications in effect at the time of delivery. In addition, we provide maintenance support to our customers and therefore allocate a portion of the product purchase price to the initial warranty period and recognize revenue on a straight-line basis over that warranty period related to both the warranty obligation and the maintenance support agreement. When we receive revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred.

9.	Operating Leases

As of January 31, 2021, the Company had operating leases for facilities expiring at various dates through 2026.

The components of lease expense for the fiscal year ended January 31, 2021 are as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Operating lease cost	$1,351	$906
Short term lease cost, net	34	27

Total lease cost	$1,385	$933

Supplemental cash flow information related to the Company’s operating leases was as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$1,072	$906

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	As of January 31, 2021	As of January 31, 2020
	(Amounts in thousands)
Operating lease right-of-use assets	$4,968	$4,860
Current portion, operating lease liabilities	1,387	722
Operating lease liabilities, long term	4,070	4,348

Total operating lease liabilities	$5,457	$5,070

Weighted average remaining lease term (years)	4.0	5.0
Weighted average incremental borrowing rate	5.0%	5.0%

The current portion, operating lease liabilities is included in the balance of accrued expenses at January 31, 2021. Rent payments for continuing operations were approximately $1.1 million for the fiscal year ended January 31, 2021. Future minimum lease payments for operating leases with initial or remaining terms in excess of one year at January 31, 2021 are as follows:

Payments for Operating Leases
For the Fiscal Years Ended January 31,	(Amounts in thousands)
2022	$1,320
2023	1,466
2024	1,507
2025	1,550
2026	59

Total lease payments	5,902
Less interest	445

Total operating lease liabilities	$5,457

In March 2021, we entered into a Termination Agreement for our current headquarters office lease at 500 Totten Pond Road, Waltham, Massachusetts that provides for an early termination of such sublease effective March 21, 2021 (see Note 1).

10.	Stockholders’ Equity

Stock Authorization

The Board of Directors is authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges to be determined by the Board of Directors, including dividend rights, voting rights, redemption rights and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. No preferred stock has been issued as of January 31, 2021. We have designated 1,000,000 shares of Series A Participating Preferred Stock in connection with our Rights Plan (as defined below).

Equity Plans

2011 Compensation and Incentive Plan.

Our 2011 Compensation and Incentive Plan (the “2011 Plan”) provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units (“RSUs”), deferred stock units (“DSUs”), performance stock units (“PSUs”) and other equity based non-stock option awards as determined by the plan administrator to our officers, employees, consultants, and directors. We may satisfy awards upon the exercise of stock options or the vesting of stock units with newly issued shares or treasury shares. The Board of Directors is responsible for the administration of the 2011 Plan and determining the terms of each award, award exercise price, the number of shares for which each award is granted and the rate at which each award vests. In certain instances, the Board of Directors may elect to modify the terms of an award. The number of shares authorized for issuance under the 2011 Plan is 9,300,000. Additionally, outstanding awards under our 2005 Equity Compensation and Incentive Plan that expired, terminated, surrendered or canceled without having been fully exercised became available for issuance under the 2011 Plan. As of January 31, 2021, there were 3,286,731 shares available for future grant.

Nonemployee members of the Board of Directors may elect to receive DSUs in lieu of RSUs. The number of units subject to the DSUs is determined as of the grant date and shall fully vest one year from the grant date. The shares underlying the DSUs are not vested and issued until the earlier of the director ceasing to be a member of the Board of Directors (provided such time is subsequent to the first day of the succeeding fiscal year) or immediately prior to a change in control.

Option awards may be granted to employees at an exercise price per share of not less than 100% of the fair market value per common share on the date of the grant. Option awards granted under the 2011 Plan generally vest over a period of one to three years and expire ten years from the date of the grant.

We have a Long-Term Incentive Program (“LTI Program”), adopted in fiscal 2016, under which the named executive officers and other of our key employees may receive long-term equity-based incentive awards, which are intended to align the interests of our named executive officers and other key employees with the long-term interests of our stockholders and to emphasize and reinforce our focus on team success. Long-term equity-based incentive compensation awards are made in the form of stock options, RSUs and PSUs subject to vesting based in part on the extent to which employment continues.

2015 Employee Stock Purchase Plan

Under our 2015 Employee Stock Purchase Plan (the “ESPP”), six-month offering periods begin on October 1 and April 1 of each year during which eligible employees may elect to purchase shares of our common stock according to the terms of the offering. On each purchase date, eligible employees can purchase our stock at a price per share equal to 85% of the closing price of our common stock on the exercise date, but no less than par value. The maximum number of shares of our common stock authorized for sale under the ESPP is 1,150,000 shares of which 1,075,024 remain available under the ESPP as of January 31, 2021. Under the ESPP, 5,702 and 14,057 shares were purchased during fiscal 2021 and fiscal 2020, respectively. As of April 1, 2020, the Company suspended the ESPP indefinitely and is still evaluating when the suspension will be lifted, if at all.

Stock Option Valuation

Service-Based Options

We measure the fair value of service-based options using the Black-Scholes option-pricing model. Key input assumptions used to estimate the fair value of stock options include the exercise price, the expected option term, the risk-free interest rate over the option’s expected term, the expected annual dividend yield and the expected stock price volatility. The expected option term was determined using the “simplified” method for “plain vanilla” options. The expected stock price volatility was established using the historical volatility of our common stock over a period of time equal to the expected term of the stock option. The risk-free interest rate is based upon the U.S. treasury bond yield at the grant date, using a remaining term equal to the expected life. The expected dividend yield is 0%, as we have not paid cash dividends on our common stock since our inception.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options granted:

	For the Fiscal Years Ended January 31,
	2021	2020
Risk-free interest rate	0.3%	1.8%
Expected volatility	62.1%	50.5%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	5.5	6.0

Market-Based Options

Our former CEO was granted 800,000 market-based options issued in fiscal 2016 and fiscal 2017. These stock options vest in approximately equal increments based upon the closing price of our common stock achieving a certain level and continued service conditions. We measured the grant-date fair value of these options using a Monte Carlo simulation model and recognized the associated expense over the requisite service period. The fair value of these stock options was $2.1 million, which was recognized over three years. In February 2019, these options were cancelled upon the resignation of our CEO, at which time we reversed $0.5 million of stock-based compensation expense related to the final performance period for a portion of the grant.

Stock Option Activity

The following table summarizes our stock option activity:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 31, 2020	2,768,466	$2.14	8.03	$6,430,232
Granted	300,998	2.74
Exercised	(39,270)	3.04
Forfeited	(1,357,648)	2.42

Outstanding as of January 31, 2021	1,672,546	$2.00	5.64	$—

Vested and expected to vest as of January 31, 2021	1,672,546	$2.00	5.64	$—

Options exercisable as of January 31, 2021	1,154,773	$2.12	4.41	$—

The weighted average grant-date fair values of stock options granted during the years ended January 31, 2021 and 2020 were $0.81 per share and $1.94 per share, respectively.

Stock Units

We have granted RSUs and DSUs with service-based vesting criteria that generally vest over one to three years. In fiscal 2021, we granted 144,928 DSU shares and 276,451 RSU shares. In fiscal 2020, we granted 774,931 DSU shares and 128,961 RSU shares. We have also granted PSUs with performance-based and market-based vesting criteria. In fiscal 2021, we granted an aggregate of 369,292 market-based PSUs to employees under the LTI Program, of which 182,864 PSUs were granted and released for exceeding the target goal of market-based criteria from awards originally granted in 2017. We did not grant any PSUs in fiscal 2020. The PSUs vest in three equal annual installments upon the achievement of certain Company-specific goals in each of the three years.

The following table summarizes our stock unit activity:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested balance as of January 31, 2020	1,144,953	$2.30
Granted	790,671	1.51
Vested	(462,300)	2.65
Forfeited	(301,455)	1.83

Unvested balance as of January 31, 2021	1,171,869	$1.87

Stock-Based Compensation

We recognized stock-based compensation expense within the accompanying consolidated statements of operations and comprehensive loss as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Cost of revenue	$(8)	$4
Research and development	292	302
Sales and marketing	96	230
General and administrative	867	615

	$1,247	$1,151

As of January 31, 2021, unrecognized stock-based compensation expense related to unvested stock options was approximately $0.4 million, which is expected to be recognized over a weighted average period of 1.31 years. As of January 31, 2021, unrecognized stock-based compensation expense related to unvested RSUs and DSUs was $0.7 million, which is expected to be recognized over a weighted average amortization period of 1.00 years. As of January 31, 2021, unrecognized stock-based compensation expense related to unvested PSUs was $0.1 million, which is expected to be recognized over a weighted average amortization period of 1.28 years.

Tax Benefits Preservation Plan

On March 4, 2019, we entered into the Tax Benefits Preservation Plan in the form of a stockholder rights agreement (“Rights Agreement”) and issued a dividend of one preferred share purchase right (a “Right”) for each share of common stock payable on March 15, 2019 to the stockholders of record of such shares on that date. Each Right entitles the registered holder, under certain circumstances, to purchase from us one one-hundredth of a share of Series A Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company, at a price of $8.00 per one one-hundredth of a Preferred Share represented by a Right (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

The Rights are not exercisable until the Distribution Date (as defined in the Rights Agreement). Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

At any time prior to ten (10) business days after the time any Person becomes an Acquiring Person (as defined in the Rights Agreement), the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights will expire on the earlier of (i) the time at which the Rights are redeemed, (ii) the time at which the Rights are exchanged, (iii) the consummation of a reorganization transaction entered into by the Company resulting in stock transfer restrictions similar to the Rights Agreement, (iv) the close of business on the effective date of the repeal of Section 382 (as defined in the Rights Agreement) or if the Rights Agreement is no longer necessary for the preservation of NOLs, (v) the date on which the Board determines that the Rights Agreement is no longer necessary to preserve NOLs, (vi) the beginning of the taxable year to which the Board determines that none of the NOLs may be carried forward or (vii) the close of business on March 4, 2022 (the “Final Expiration Date”).

On June 28, 2019, we entered into an amendment to the Rights Agreement, between us and Computershare Trust Company, N.A., as rights agent, for the purpose of modifying the definition of “Final Expiration Date” to delete the extension of the Final Expiration Date in the event any person becomes an Acquiring Person (as defined in the Rights Agreement).

On August 8, 2019, we entered into an amendment No. 2 to the Rights Agreement, between us and Computershare Trust Company, N.A., as rights agent, for the purpose of modifying the definition of “Acquiring Person” to not include TAR Holdings and their respective affiliates and associates, provided the aggregate beneficial ownership of TAR Holdings does not exceed 25.0% of the Company securities then outstanding.

11.	Stock Repurchase Program

On June 4, 2019, the Board authorized a share repurchase program of up to $5.0 million of then-outstanding shares of the Company’s common stock, which expired on June 4, 2020. Under the share repurchase program, the Company was authorized to repurchase, from time to time, outstanding shares of common stock in accordance with applicable laws both on the open market, including under trading plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended and in privately negotiated transactions.

The following table provides a summary of the Company’s stock repurchase activities related to this program for the fiscal year ended January 31, 2020 (in thousands, except per share amounts):

For the Fiscal Year Ended January 31, 2020
Shares repurchased	100
Average cost per share	$1.42
Value of shares repurchased	$142

There were no stock repurchase activities related to this program in fiscal 2021.

12.	Accounts Receivables, Contract Assets, and Contract Liabilities

Receivables

The following table shows our accounts receivable, net and unbilled receivables:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Accounts receivable, net	$6,050	$12,127
Unbilled receivables, current	9,359	14,279
Unbilled receivables, long-term	6,340	9,031

	$21,749	$35,437

Contract Assets

Contract assets consist of unbilled receivables and are customer committed amounts for which revenue recognition precedes billing, and billing is solely subject to the passage of time.

Unbilled receivables are expected to be billed in the future as follows (amounts in thousands, except percentage amounts):

	As of January 31,
	2021	Percentage
1 year or less	$9,359	60%
1-2 years	4,943	31%
2-5 years	1,397	9%

Total unbilled receivables	$15,699	100%

Contract Liabilities

Contract liabilities consist of deferred revenue and customer deposits that arise when amounts are billed to or collected from customers in advance of revenue recognition. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as deferred revenue, long-term. The change in deferred revenue in the fiscal years ended January 31, 2021 and 2020 is due to new billings in advance of revenue recognition offset by revenue recognized during the periods.

We recognized $5.2 million of revenue related to deferred billings in fiscal 2021 and $8.1 million in fiscal 2020.

	Deferred Revenue
	Current	Long-Term
	(Amounts in thousands)
Balance as of January 31, 2019	$8,014	$2,642
Increase (decrease)	(2,973)	(1,502)

Balance as of January 31, 2020	$5,041	$1,140

Increase (decrease)	(304)	(483)

Balance as of January 31, 2021	$4,737	$657

Remaining Performance Obligations

The aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied or are partially satisfied as of January 31, 2021 is $28.2 million. This amount in part includes amounts billed for undelivered services that are included in deferred revenue reported on the consolidated balance sheets. Revenue recognized in fiscal 2021 related to remaining performance obligations as of the previous fiscal year ended January 31, 2020 was $13.5 million.

13.	Disaggregated Revenue and Geographic Information

Disaggregated Revenue

The following table shows our revenue disaggregated by revenue stream:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Product revenue:
Framework	$1,765	$33,199
Online video platform and other	3,370	4,197
Hardware	1,473	2,518

Total product revenue	6,608	39,914

Service revenue:
Maintenance and support	9,755	20,188
Framework and support services	3,864	1,428
Professional services and other	1,772	5,624

Total service revenue	15,391	27,240

Total revenue	$21,999	$67,154

Geographic Information

The following table summarizes revenue by customers’ geographic locations:

	For the Fiscal Years Ended January 31,
	2021	%	2020	%
	(Amounts in thousands, except percentages)
Revenue by customers’ geographic locations:
North America¹	$10,198	46%	$40,072	60%
Europe and Middle East	8,495	39%	15,829	24%
Latin America	2,519	11%	9,639	14%
Asia Pacific	787	4%	1,614	2%

Total revenue	$21,999		$67,154

(1)	Includes total revenue for the U.S. for the periods shown as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands, except percentages)
US Revenue	$6,805	$31,707
% of total revenue	31%	47%

The following table summarizes long-lived assets by geographic locations:

	As of January 31, 2021%		As of January 31, 2020%
	(Amounts in thousands, except percentages)
Long-lived assets by geographic locations¹:
North America	$10,864	79%	$13,293	75%
Europe and Middle East	2,819	21%	4,359	25%
Asia Pacific	31	0%	31	0%

Total long-lived assets by geographic location	$13,714		$17,683

(1)	Excludes marketable securities, long-term and goodwill.

14.	Income Taxes

The Company files income tax returns in the U.S., various state jurisdictions, and various foreign jurisdictions. The Company is no longer subject to tax examinations by tax authorities for years prior to fiscal 2018.

The components of loss from operations before income taxes are as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Domestic	$(23,427)	$(3,314)
Foreign	1,726	(5,559)

Loss before income taxes	$(21,701)	$(8,873)

The components of the income tax provision from operations are as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Current:
Federal	$(38)	$—
State	46	20
Foreign	50	210

Total	58	230

Deferred:
Foreign	—	(182)

Total	—	(182)

Income tax provision	$58	$48

The income tax provision was computed using the federal statutory income tax rate and average state statutory rates, net of related federal benefits. The provision differs from our effective tax rate primarily due to the following:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Statutory U.S. federal tax rate (21%)	$(4,557)	$(1,863)
State taxes, net of federal tax benefit	46	20
Losses not benefitted	4,554	(3,207)
Non-deductible stock compensation expense	22	326
Other non-deductible items	359	406
Innovative technology and development incentive	(380)	(298)
Foreign tax rate differential	24	447
Tax gain on restructuring activities	—	4,196
Current fiscal year impact of FIN 48	(10)	21

Income tax provision	$58	$48

The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act allowed us to accelerate the refund of our AMT credit from fiscal 2022 to fiscal 2021. The refund was received in late December 2020.

As a result of the 2017 Tax Reform Act, foreign earnings may now generally be repatriated back to the U.S. without incurring U.S. federal income tax. Historically, we have asserted our intention to indefinitely invest the cumulative undistributed earnings of our foreign subsidiaries except for Ireland. In response to increased cash requirements in the U.S. related to a significant decline in sales resulting from COVID-19 we declared two cash dividends in fiscal 2021 totaling $4.4 million.

The components of deferred income taxes are as follows:

	As of January 31,
	2021	2020
	(Amounts in thousands)
Deferred tax assets:
Accruals and reserves	$448	$545
Deferred revenue	350	274
Stock-based compensation expense	499	503
U.S. federal, state and foreign tax credits	7,737	7,929
Property and equipment	118	119
Loss carryforwards	34,518	29,373

Deferred tax assets	43,670	38,743
Less: Valuation allowance	(43,439)	(38,248)

Net deferred tax assets	231	495
Deferred tax liabilities:
Other	—	46
Intangible assets	231	449

Total net deferred tax liabilities	$—	$—

At January 31, 2021, we had federal, state and foreign net operating loss carry forwards of $131.1 million, $77.4 million and $9.4 million respectively, which can be used to offset future tax liabilities and expire at various dates beginning in fiscal 2022. We perform a Section 382 analysis on a periodic basis and utilization of these net operating loss carry forwards may be limited pursuant to provisions of the respective local jurisdiction. In addition, at January 31, 2021, we had federal and state research and development credit carry forwards of $3.8 million and $1.8 million, respectively, and state investment tax credit carry forwards of $0.2 million. We have foreign tax credit carry forwards of $2.0 million, which are available to reduce future federal regular income taxes. These credits expire at various dates beginning in fiscal 2022, except for $0.2 million in credits that have an unlimited carryforward period.

We review the adequacy of the valuation allowance for deferred tax assets on a quarterly basis. We have evaluated the positive and negative evidence bearing upon our ability to realize our deferred tax assets and have established a valuation allowance of $43.4 million for such assets, which are comprised principally of net operating loss carry forwards, research and development credits, deferred revenue, and stock-based compensation. If we generate pre-tax income in the future, some portion or all of the valuation allowance could be reversed and a corresponding increase in net income would be reported in future periods. The valuation allowance increased by $5.2 million for the year ended January 31, 2021 and decreased by $3.7 million for the fiscal year ended January 31, 2020.

A reconciliation of the total amounts of gross unrecognized tax benefits is as follows:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Balance of gross unrecognized tax benefits, beginning of period	$4,306	$4,318
Increase due to new positions in the current year	471	—
Decrease due to expiration of statute of limitation	(155)	—
Effect of currency translation	10	(12)

Balance of gross unrecognized tax benefits, end of period	$4,632	$4,306

As of January 31, 2021, we had $4.6 million of unrecognized tax benefits, a portion of which are classified as long term and included in long-term liabilities on our consolidated balance sheets. We recognized interest and penalties related to unrecognized tax benefits in the income tax provision on our consolidated statements of operations and comprehensive loss. As of January 31, 2021 and 2020, total gross interest accrued was $0.1 million. Included in the balance of unrecognized tax benefits as of January 31, 2021 and January 31, 2020 are $0.1 million for both periods of tax benefits that, if recognized, would affect the effective tax rate.

When accounting for uncertain tax positions, the impact of uncertain tax positions are recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company has determined that it has uncertain tax positions requiring recognition as of January 31, 2021 and no uncertain tax positions requiring recognition as of January 31, 2020. The Company does not expect any change to this determination in the next twelve months.

15.	Employee Benefit Plans

We sponsor a 401(k) retirement savings plan (the “Plan”) that covers substantially all domestic employees of SeaChange. The Plan allows employees to contribute gross salary through payroll deductions up to the legally mandated limit. Participation in the Plan is available to full-time employees who meet eligibility requirements. We also contribute to various retirement plans for our employees outside the U.S. according to the local plans specific to each foreign location. Amounts contributed will vary. During fiscal 2021 and 2020, we contributed $0.1 million, and $0.4 million, respectively. As of April 1, 2020, the Company suspended our Plan contribution match as a cost-saving initiative in response to the COVID-19 pandemic.

16.	Net Loss Per Share

The number of common shares used in the computation of diluted net loss per share for the periods presented does not include the effect of the following potentially outstanding common shares because the effect would have been anti-dilutive:

	For the Fiscal Years Ended January 31,
	2021	2020
	(Amounts in thousands)
Stock options	2,233	1,290
Restricted stock units	55	51
Deferred stock units	76	10

	2,364	1,351

PART I – FINANCIAL INFORMATION

ITEM 1.	Financial Statements

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited, amounts in thousands, except share data)

	October 31, 2021	January 31, 2021
Assets
Current assets:
Cash and cash equivalents	$17,551	$5,856
Marketable securities	—	252
Accounts receivable, net of allowance for doubtful accounts of $521 and $934 at October 31, 2021 and January 31, 2021, respectively	5,374	6,050
Unbilled receivables	9,708	9,359
Prepaid expenses and other current assets	2,553	4,372

Total current assets	35,186	25,889
Property and equipment, net	512	605
Operating lease right-of-use assets	2,283	4,968
Intangible assets, net	303	1,272
Goodwill	10,176	10,577
Unbilled receivables	5,438	6,340
Other assets	617	757

Total assets	$54,515	$50,408

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,700	$1,825
Accrued expenses	3,571	4,277
Deferred revenue	2,944	4,737
Promissory note	—	1,340

Total current liabilities	8,215	12,179
Deferred revenue	65	657
Operating lease liabilities	1,590	4,070
Taxes payable	659	763
Promissory note	—	1,073
Other liabilities	125	125

Total liabilities	10,654	18,867
Commitments and contingencies (Note 6)
Stockholders’ equity:
Common stock, $0.01 par value per share; 100,000,000 shares authorized; 49,212,173 shares issued and 49,040,253 shares outstanding at October 31, 2021; 37,811,224 shares issued and 37,639,304 shares outstanding at January 31, 2021	492	378
Additional paid-in capital	265,246	246,446
Treasury stock, at cost; 171,920 shares at October 31, 2021 and January 31, 2021	(227)	(227)
Accumulated other comprehensive loss	(721)	(73)
Accumulated deficit	(220,929)	(214,983)

Total stockholders’ equity	43,861	31,541

Total liabilities and stockholders’ equity	$54,515	$50,408

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, amounts in thousands, except per share data)

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
Revenue:
Product	$3,511	$1,048	$7,840	$5,212
Service	3,640	3,918	10,903	11,664

Total revenue	7,151	4,966	18,743	16,876
Cost of revenue:
Product	1,609	435	2,708	2,803
Service	1,830	1,755	5,375	6,974

Total cost of revenue	3,439	2,190	8,083	9,777

Gross profit	3,712	2,776	10,660	7,099
Operating expenses:
Research and development	2,090	3,024	6,971	10,550
Selling and marketing	1,449	1,636	4,472	5,490
General and administrative	2,110	2,636	6,897	7,057
Severance and restructuring costs	75	53	646	1,082

Total operating expenses	5,724	7,349	18,986	24,179

Loss from operations	(2,012)	(4,573)	(8,326)	(17,080)
Other expense, net	(67)	(499)	(83)	(334)
Gain on extinguishment of debt	—	—	2,440	—

Loss before income taxes	(2,079)	(5,072)	(5,969)	(17,414)
Income tax provision (benefit)	26	45	(23)	(21)

Net loss	$(2,105)	$(5,117)	$(5,946)	$(17,393)

Net loss per share, basic	$(0.04)	$(0.14)	$(0.13)	$(0.46)
Net loss per share, diluted	$(0.04)	$(0.14)	$(0.13)	$(0.46)
Weighted average common shares outstanding, basic	49,040	37,556	46,334	37,436
Weighted average common shares outstanding, diluted	49,040	37,556	46,334	37,436
Comprehensive loss:
Net loss	$(2,105)	$(5,117)	$(5,946)	$(17,393)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(291)	(143)	(649)	1,498
Unrealized (losses) gains on marketable securities	—	(33)	1	(37)

Total other comprehensive (loss) income	(291)	(176)	(648)	1,461

Comprehensive loss	$(2,396)	$(5,293)	$(6,594)	$(15,932)

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited, amounts in thousands except number of shares)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balances at July 31, 2021	49,212,173	$492	$264,972	$(227)	$(430)	$(218,824)	$45,983
Stock-based compensation expense	—	—	274	—	—	—	274
Foreign currency translation adjustment	—	—	—	—	(291)	—	(291)
Net loss	—	—	—	—	—	(2,105)	(2,105)

Balances at October 31, 2021	49,212,173	$492	$265,246	$(227)	$(721)	$(220,929)	$43,861

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balances at July 31, 2020	37,727,987	$377	$245,817	$(227)	$(500)	$(205,500)	$39,967
Stock-based compensation expense	—	—	437	—	—	—	437
Unrealized losses on marketable securities	—	—	—	—	(33)	—	(33)
Foreign currency translation adjustment	—	—	—	—	(143)	—	(143)
Net loss	—	—	—	—	—	(5,117)	(5,117)

Balances at October 31, 2020	37,727,987	$377	$246,254	$(227)	$(676)	$(210,617)	$35,111

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited, amounts in thousands except number of shares)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balances at January 31, 2021	37,811,224	$378	$246,446	$(227)	$(73)	$(214,983)	$31,541
Issuance of common stock pursuant to vesting of restricted stock units	981,927	10	(10)	—	—	—	—
Issuance of common stock pursuant to exercise of stock options	95,538	1	136	—	—	—	137
Issuance of common stock, net of issuance costs	10,323,484	103	17,359	—	—	—	17,462
Stock-based compensation expense	—	—	1,315	—	—	—	1,315
Unrealized gains on marketable securities	—	—	—	—	1	—	1
Foreign currency translation adjustment	—	—	—	—	(649)	—	(649)
Net loss	—	—	—	—	—	(5,946)	(5,946)

Balances at October 31, 2021	49,212,173	$492	$265,246	$(227)	$(721)	$(220,929)	$43,861

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity
	Number of Shares	Par Value
Balances at January 31, 2020	37,303,952	$373	$245,067	$(147)	$(2,137)	$(193,224)	$49,932
Issuance of common stock pursuant to vesting of restricted stock units	379,063	4	(4)	—	—	—	—
Issuance of common stock pursuant to ESPP purchases	5,702	—	18	—	—	—	18
Issuance of common stock pursuant to exercise of stock options	39,270	—	119	—	—	—	119
Stock-based compensation expense	—	—	1,054	—	—	—	1,054
Repurchases of common stock	—	—	—	(80)	—	—	(80)
Unrealized losses on marketable securities	—	—	—	—	(37)	—	(37)
Foreign currency translation adjustment	—	—	—	—	1,498	—	1,498
Net loss	—	—	—	—	—	(17,393)	(17,393)

Balances at October 31, 2020	37,727,987	$377	$246,254	$(227)	$(676)	$(210,617)	$35,111

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, amounts in thousands)

	For the Nine Months Ended October 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(5,946)	$(17,393)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,098	1,105
Loss on disposal of fixed assets	75	—
Gain on write-off of operating lease right-of-use assets and liabilities related to termination	(328)	—
Gain on extinguishment of debt	(2,440)	—
Recovery of bad debts	(135)	(216)
Stock-based compensation expense	1,315	1,054
Deferred income taxes	—	246
Realized and unrealized foreign currency transaction loss	399	1,498
Other	1	(26)
Changes in operating assets and liabilities:
Accounts receivable	709	7,084
Unbilled receivables	397	4,274
Prepaid expenses and other current assets and other assets	2,007	539
Accounts payable	(93)	(1,242)
Accrued expenses and other liabilities	(230)	(3,886)
Deferred revenue	(2,329)	(2,358)

Net cash used in operating activities	(5,500)	(9,321)

Cash flows from investing activities:
Purchases of property and equipment	(78)	(311)
Proceeds from sales and maturities of marketable securities	252	3,576

Net cash provided by investing activities	174	3,265

Cash flows from financing activities:
Proceeds from stock option exercises	137	119
Proceeds from employee stock purchase plan	—	18
Proceeds from issuance of common stock, net of issuance costs	17,462	—
Repurchases of common stock	—	(80)
Proceeds from the Paycheck Protection Program	—	2,413

Net cash provided by financing activities	17,599	2,470

Effect of exchange rate on cash, cash equivalents and restricted cash	(467)	(587)
Net increase (decrease) in cash, cash equivalents and restricted cash	11,806	(4,173)
Cash, cash equivalents and restricted cash at beginning of period	6,084	9,297

Cash, cash equivalents and restricted cash at end of period	$17,890	$5,124

Supplemental disclosure of cash flow information
Income taxes paid	$132	$196

Non-cash activities:
Right-of-use assets obtained in exchange for lease obligations	$—	$987

Purchases of property and equipment included in accounts payable	$72	$—

The accompanying notes are an integral part of these unaudited, consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Nature of Business and Basis of Presentation

SeaChange International, Inc. (the “Company,” “we” or similar terms), was incorporated under the laws of the state of Delaware on July 9, 1993. We are an industry leader in the delivery of multiscreen, advertising and premium over-the-top (“OTT”) video management solutions. Our software products and services are designed to empower video providers to create, manage and monetize the increasingly personalized, highly engaging experiences that viewers demand.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We consolidate the financial statements of our wholly-owned subsidiaries and all intercompany transactions and account balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the current year presentation.

The accompanying unaudited consolidated financial statements included herein have been prepared by the Company in accordance with the instructions to Quarterly Report on Form 10-Q and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to applicable rules and regulations. In the opinion of management, all adjustments of a normal recurring nature which were considered necessary for a fair presentation have been included. The year-end consolidated balance sheet data as of January 31, 2021 was derived from our audited consolidated financial statements and may not include all disclosures required by U.S. GAAP. The results of operations for the three and nine months ended October 31, 2021 are not necessarily indicative of the results to be expected for the entire year. These consolidated financial statements should be read in conjunction with the unaudited consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended January 31, 2021, filed with the SEC on April 15, 2021.

Liquidity

In the first half of fiscal 2021, we reduced our headcount across all departments in response to the ongoing COVID-19 pandemic and in the second quarter of fiscal 2021 we transferred our technical support services to our Poland location in an effort to further reduce cost. In the first quarter of fiscal 2022, we entered into a Sublease Termination Agreement (the “Termination Agreement”) which terminated the office sublease for our former headquarters in Waltham, Massachusetts, effective March 21, 2021. Additionally, in the first quarter of fiscal 2022, we issued and sold 10,323,484 shares of common stock, $0.01 par value per share (“common stock”), at a public offering price of $1.85 per share (the “Offering”). The Offering resulted in approximately $17.5 million in proceeds, net of underwriting discounts and commissions of 6.5%, or $0.12025 per share of common stock, and offering expenses of approximately $0.2 million. In addition to the Offering, the Company also granted the underwriters a 45-day option to purchase up to an additional 1,548,522 shares of common stock at a purchase price of $1.85 per share, less underwriting discounts and commissions (the “Underwriter Option”). The Underwriter Option was not exercised and has expired.

In the second quarter of fiscal 2022, we were granted full forgiveness of the promissory note (the “Note”) we entered into with Silicon Valley Bank in May 2020 pursuant to the Paycheck Protection Program under the Coronavirus Aid and Economic Security Act administered by the U.S. Small Business Administration (“SBA”). The aggregate principal amount of $2,412,890 and interest accrued of $27,145 at a fixed rate of one percent (1%) per annum, were fully forgiven by the SBA on June 15, 2021 and is included in the unaudited consolidated statements of operations and comprehensive loss as a gain on extinguishment of debt. These measures are important steps in restoring us to profitability and positive cash flow. We believe that existing cash and cash equivalents and cash expected to be provided by future operating results will be adequate to satisfy our working capital, capital expenditure requirements and other contractual obligations for at least 12 months from the date of this filing.

If our expectations are incorrect, we may need to raise additional funds to fund our operations or take advantage of unanticipated strategic opportunities in order to strengthen our financial position. In the future, we may enter into other arrangements for potential investments in, or acquisitions of, complementary businesses, services or technologies, which could require us to seek additional equity or debt financing. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of market opportunities, to develop new products or to otherwise respond to competitive pressures.

Impact of COVID-19 Pandemic

In the first quarter of fiscal 2021, concerns related to the spread of COVID-19 began to create global business disruptions as well as disruptions in our operations and to create potential negative impacts on our revenues and other financial results. COVID-19 was declared a pandemic by the World Health Organization on March 11, 2020. The extent to which COVID-19 will impact our financial condition or results of operations is currently uncertain and depends on factors including the impact on our customers, partners, and vendors and on the operation of the global markets in general. Due to our business model, the effect of COVID-19 on our results of operations may also not be fully reflected for some time.

We are currently conducting business with substantial modifications to employee travel, employee work locations, virtualization or cancellation of customer and employee events, and remote sales, implementation, and support activities, among other modifications. These decisions may delay or reduce sales and harm productivity and collaboration. We have observed other companies and governments making similar alterations to their normal business operations, and in general, the markets are experiencing a significant level of uncertainty at the current time. Virtualization of our team’s sales activities could foreclose future business opportunities, particularly as our customers limit spending, which could negatively impact the willingness of our customers to enter into or renew contracts with us. The pandemic has impacted our ability to complete certain implementations, negatively impacting our ability to recognize revenue, and could also negatively impact the payment of accounts receivable and collections. We continue to realize our on-going cost optimization efforts in response to the impact of the pandemic. We may take further actions that alter our business operations as the situation evolves. As a result, the ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity, and financial results cannot be predicted at this time.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

On December 6, 2021, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s common stock has been below the minimum $1.00 per share required for continued listing on The Nasdaq Global Select Market pursuant to Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s common stock, and its common stock will continue to trade on The Nasdaq Global Select Market under the symbol “SEAC” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given 180 calendar days, or until June 6, 2022, to regain compliance with the Minimum Bid Price Requirement. If at any time before June 6, 2022, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance.

If the Company does not regain compliance with the Minimum Bid Price Requirement by June 6, 2022, the Company may be afforded a second 180 calendar day period to regain compliance. To qualify, the Company would be required to transfer to The Nasdaq Capital Market, to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, except for the Minimum Bid Price Requirement. In addition, the Company would be required to notify Nasdaq of its intent to cure the deficiency during the second compliance period. Following a transfer to The Nasdaq Capital Market, the Company will be afforded the second 180 calendar day period to regain compliance, unless it does not appear to Nasdaq that it is possible for the Company to cure the deficiency. If the Company does not regain compliance with the Minimum Bid Price Requirement by the end of the compliance period (or the second compliance period, if applicable), the Company’s common stock will become subject to delisting. In the event that the Company receives notice that its common stock is being delisted, the Nasdaq listing rules permit the Company to appeal a delisting determination by the Staff to a hearings panel.

The Company intends to monitor the closing bid price of its common stock and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Requirement, including initiating a reverse stock split. However, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or will otherwise be in compliance with other Nasdaq Listing Rules.

2.	Significant Accounting Policies

Use of Estimates

The preparation of these unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. Significant estimates and assumptions reflected in these unaudited consolidated financial statements include, but are not limited to, those related to revenue recognition, allowance for doubtful accounts, goodwill and intangible assets, impairment of long-lived assets, accounting for income taxes, the valuation of stock-based awards, and management’s assessment of the Company’s ability to continue as a going concern. We base our estimates on historical experience, known trends and other market-specific or relevant factors that are believed to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash on hand and on deposit and highly liquid investments in money market mutual funds, government sponsored enterprise obligations, treasury bills, commercial paper and other money market securities with remaining maturities at the date of purchase of 90 days or less. All cash equivalents are carried at cost, which approximates fair value. Restricted cash represents cash that is restricted as to withdrawal or usage and consists primarily of cash held as collateral in relation to obligations set forth by the landlord of our Poland facility.

The following table provides a summary of (i) cash and cash equivalents and (ii) restricted cash in the consolidated statements of cash flows as of the periods presented:

	As of October 31,
	2021	2020
	(Amounts in thousands)
Cash and cash equivalents	$17,551	$4,904
Restricted cash	339	220

Total cash, cash equivalents and restricted cash	$17,890	$5,124

	As of January 31,
	2021	2020
	(Amounts in thousands)
Cash and cash equivalents	$5,856	$9,013
Restricted cash	228	284

Total cash, cash equivalents and restricted cash	$6,084	$9,297

Restricted cash is included as a component of other assets in the consolidated balance sheets.

Marketable Securities

Our investments in debt securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive loss in stockholders’ equity. Realized gains and losses and declines in value determined to be other than temporary are based on the specific identification method and are included as a component of other expense, net in the consolidated statements of operations and comprehensive loss.

We evaluate our investments with unrealized losses for other-than-temporary impairment. When assessing investments for other-than-temporary declines in value, we consider such factors as, among other things, how significant the decline in value is as a percentage of the original cost, how long the market value of the investment has been less than its original cost, our ability and intent to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value and market conditions in general. If any adjustment to fair value reflects a decline in the value of the investment that we consider to be “other than temporary,” we reduce the investment to fair value through a charge to the consolidated statement of operations and comprehensive loss. No such adjustments were necessary during the periods presented.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Our cash equivalents and marketable securities are carried at fair value determined according to the fair value hierarchy described above. The carrying values of our accounts and other receivables, unbilled receivables, accounts payable, accrued expenses, and the Note approximate their fair values due to the short-term nature of these assets and liabilities.

Concentration of Credit Risk and of Significant Customers

Financial instruments which potentially expose us to concentrations of credit risk include cash, cash equivalents and restricted cash, marketable securities and accounts receivable. We have cash investment policies which, among other things, limit investments to investment-grade securities. We restrict our cash equivalents and marketable securities to repurchase agreements with major banks and U.S. government and corporate securities which are subject to minimal credit and market risk. We perform ongoing credit evaluations of our customers.

We sell our software products and services worldwide primarily to service providers consisting of operators, telecommunications companies, satellite operators and broadcasters. One customer accounted for 19% of total revenue for the three months ended October 31, 2021 and one customer accounted for 29% of total revenue for the three months ended October 31, 2020. One customer accounted for 12% of total revenue for the nine months ended October 31, 2021 and one customer accounted for 21% of total revenue for the nine months ended October 31, 2020. Two customers accounted for 24%, and 18% of the accounts receivable balance as of October 31, 2021. Two customers accounted for 18% and 16% of the accounts receivable balance as of January 31, 2021.

Goodwill and Acquired Intangible Assets

We record goodwill when consideration paid in a business acquisition exceeds the value of the net assets acquired. Our estimates of fair value are based upon assumptions believed to be reasonable at that time but such estimates are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events or circumstances may occur, which may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill is tested for impairment annually on August 1st of each year and more frequently if events and circumstances indicate that the asset might be impaired. We have determined that there is a single reporting unit for the purpose of conducting the goodwill impairment assessment. Goodwill impairment is recorded if the amount of our carrying value exceeds our fair value, not to exceed the carrying amount of goodwill. Factors that could lead to a future impairment include material uncertainties such as a significant reduction in projected revenues, a deterioration of projected financial performance, future acquisitions and/or mergers, and a decline in our market value as a result of a significant decline in our stock price. There were no impairment charges recorded in fiscal 2021 or in the nine months ended October 31, 2021.

We performed our annual impairment test on August 1, 2021 using a quantitative approach. We considered macroeconomic, industry-specific and Company specific factors in addition to estimates and assumptions in our analysis. We estimated the fair value of the reporting unit using the income (or discounted cash flows model) and market approaches and determined there was no impairment as our fair value exceeded our carrying value.

Intangible assets are recorded at their estimated fair values at the date of acquisition. We amortize intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.

Impairment of Long-Lived Assets

Long-lived assets primarily consist of property, plant and equipment and intangible assets with finite lives. Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of long-lived assets or groups of assets is assessed based on a comparison of the carrying amount to the estimated future undiscounted cash flows. If estimated future undiscounted net cash flows are less than the carrying amount, the asset is considered impaired and expense is recorded at an amount required to reduce the carrying amount to fair value. Determining the fair value of long-lived assets includes significant judgment by management, and different judgments could yield different results.

We assess the useful lives and possible impairment of existing recognized long-lived assets whenever events or changes in circumstances occur that indicate that it is more likely than not that an impairment has occurred. Factors considered important which could trigger a review include:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business;

•	identification of other impaired assets within a reporting unit;

•	significant negative industry or economic trends;

•	a significant decline in our stock price for a sustained period; and

•	a decline in our market capitalization relative to net book value.

Determining whether a triggering event has occurred involves significant judgment.

Revenue Recognition

Overview

Our revenue recognition policies follow Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Our revenue is derived from sales of software licenses and associated third-party hardware and support services, as well as professional services and support fees related to our software licenses.

The Company recognizes revenue from contracts with customers using a five-step model, which is described below:

•	identify the customer contract;

•	identify performance obligations that are distinct;

•	determine the transaction price;

•	allocate the transaction price to the distinct performance obligations; and

•	recognize revenue as the performance obligations are satisfied.

Identify the customer contract

A customer contract is generally identified when there is approval and commitment from both the Company and its customer, the rights have been identified, payment terms are identified, the contract has commercial substance and collectability and consideration is probable.

Identify performance obligations that are distinct

A performance obligation is a promise to provide a distinct good or service or a series of distinct goods or services. A good or service that is promised to a customer is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and a company’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

Determine the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer, excluding sales and value-added taxes (“VAT”) that are collected on behalf of government agencies.

Allocate the transaction price to distinct performance obligations

The transaction price is allocated to each performance obligation based on the relative standalone selling prices (“SSP”) of the goods or services being provided to the customer. Our contracts typically contain multiple performance obligations, for which we account for individual performance obligations separately, if they are distinct.

Recognize revenue as the performance obligations are satisfied

We enter into contracts that include combinations of license, support and professional services, and third-party products, which are accounted for as separate performance obligations with differing revenue recognition patterns. Revenue is recognized when or as control of the promised goods or services is transferred to customers. Our software licenses are primarily delivered on a perpetual basis, whereby the customer receives rights to use the software for an indefinite time period or a specified term and delivery and revenue recognition occurs at the point in time when the customer has the ability to download or access the software. Our customers may also contract with us for a Software as a Service (“SaaS”) type license whereby the customer only has a right to access the software for a defined term. SaaS licenses are recognized ratably over the subscription period beginning on the date the license is made available to customers.

Our services revenue is comprised of support services and professional services. Support services consist of software upgrades on a when-and-if available basis, telephone support, bug fixes or patches and general hardware maintenance support. Revenue related to support services is recognized ratably over the term of the contract. Professional services are recognized as the services are performed.

Revenues attributable to third-party products typically consist of hardware and related support contracts. Hardware products are typically recognized when control is transferred to the customer, which is defined as the point in time when the client can use and benefit from the hardware. In situations where the hardware is distinct and it is delivered before services are provided and is functional without services, control is transferred upon delivery or acceptance by the customer. Revenue attributable to third-party support contracts is recognized ratably over the term of the contract.

Significant Judgments

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. Once we determine the performance obligations, we determine the transaction price, which includes estimating the amount of variable consideration to be included in the transaction price, if any. The transaction price is then allocated to each performance obligation in the contract based on the SSP. The corresponding revenue is recognized as the related performance obligations are satisfied.

Judgment is required to determine the SSP for each distinct performance obligation. We determine SSP based on the price at which the performance obligation is sold separately and the methods of estimating SSP under the guidance of ASC 606-10-32-33. If the SSP is not observable through past transactions, we estimate the SSP, taking into account available information such as market conditions, expected margins, and internally approved pricing guidelines related to the performance obligations. In February 2019, we began selling our software bundle called the Framework in addition to our legacy software products and services. Our legacy products were historically sold on a standalone basis and therefore the SSP and revenue recognition may differ from the Framework. A typical Framework deal licenses our software products and services, including upgrades for one fixed price. Management considers the pricing of our Framework perpetual licenses as highly variable and uncertain, and we do not have a history of selling the Framework software on a standalone basis. We recognize the portion of the transaction price allocated to the Framework software on a residual basis, as we have at least one performance obligation for which the SSP is observable. The Company notes that both hardware and support services represent observable pricing. The SSP for our legacy software is also recognized on a residual basis, as we have observable SSP for the associated support services sold with the software license based on historical observable data of selling support contracts on a standalone basis. We may also license our software as a SaaS type license, whereby our customer only has a right to access the software over a specified time period and the service includes technical support and unspecified upgrades and bug fixes. We recognize the full value of the contract ratably over the contractual term of the SaaS license.

Our services revenue is comprised of support services, software license implementation services, engineering services, training and reimbursable expenses. We have concluded that services are distinct performance obligations, with the exception of engineering services. Engineering services may be provided on a standalone basis or bundled with a license when we are providing custom development.

We utilize the cost-plus margin method to determine the SSP for our Framework support services offerings and hardware sales. For Framework support services, we calculate the average cost of support to within a small range to arrive at an average expected cost. Legacy support services are priced as a percentage of the list price of the related software license and hardware. Historically, we determined the SSP of the support services based on this pricing relationship and observable data from standalone sales of support contracts. The expected cost-plus margin for hardware is based on the cost of the hardware from third parties, plus a reasonable markup that the Company believes is reflective of a market-based reseller margin.

The SSP for services in time and materials contracts is determined by observable prices in standalone services arrangements. We estimate the SSP for fixed price services based on estimated hours adjusted for historical experience at time and material rates charged in standalone services arrangements. Revenue for fixed price services is recognized over time as the services are provided based on an input measure of hours incurred to total estimated hours.

Some of our contracts have payment terms that differ from the timing of revenue recognition, which requires us to assess whether the transaction price for those contracts include a significant financing component. We have elected the practical expedient that permits an entity to not adjust for the effects of a significant financing component if we expect that at the contract inception, the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service, will be one year or less. For those contracts in which the period exceeds the one-year threshold, this assessment, as well as the quantitative estimate of the financing component and its relative significance, requires judgment. We estimate the significant financing component provided to our customers with extended payment terms by determining the present value of the future payments by applying an average standard industry discount rate that reflects the customer’s creditworthiness.

Payment terms with customers typically require payment 30 days from invoice date. Our agreements with customers do not provide for any refunds for services or products and therefore no specific reserve for such is maintained. In the infrequent instances where customers raise a concern over delivered products or services, we have endeavored to remedy the concern and all costs related to such matters have been insignificant in all periods presented.

We occasionally enter into amendments to previously executed contracts that may constitute contract modifications. The amendments are assessed to determine if (1) the additional products and services are distinct from the product and services in the original arrangement; and (2) the amount of consideration expected for the added products and services reflects the SSP of those products and services. An amendment or contract modification meeting both criteria is accounted for as a separate contract. A contract modification not meeting both criteria is considered a change to the original contract and is accounted for on either a prospective basis as a termination of the existing contract and the creation of a new contract or a cumulative catch-up basis.

Contract Balances

Contract assets consist of unbilled revenue, which is recognized as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Unbilled receivables expected to be billed and collected within one year are classified as current assets or long-term assets if expected to be billed and collected after one year (see Note 10).

Costs to Obtain and Fulfill a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that commissions and special incentive payments (“Spiffs”) for hardware and software maintenance and support and professional services paid under our sales incentive programs meet the requirements to be capitalized under ASC 340-40. Costs to obtain a contract are amortized as selling and marketing expense over the expected period of benefit in a manner that is consistent with the transfer of the related goods or services to which the asset relates. The judgments made in determining the amount of costs incurred include whether the commissions are in fact incremental and would not have occurred absent the customer contract and the estimate of the amortization period. The commissions and Spiffs related to professional services are amortized over time as work is completed. The commissions and Spiffs for hardware and software maintenance are amortized over the life of the contract. These costs are periodically reviewed for impairment. We determined that no impairment of these assets existed as of October 31, 2021 or January 31, 2021. We have elected to apply the practical expedient and recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. Total deferred capitalized commission costs were $371 thousand at October 31, 2021 and $553 thousand at January 31, 2021. Current deferred capitalized commission costs are included in prepaid expense and other current assets in our consolidated balance sheets and non-current deferred capitalized commission costs are included in other assets in our consolidated balance sheets. Capitalized commissions expensed during the nine months ended October 31, 2021 and 2020 included in the consolidated statement of operations and comprehensive loss were $182 thousand and $218 thousand, respectively.

Leases

We account for our leases in accordance with ASC 842, Leases. A contract is accounted for as a lease when we have the right to control the asset for a period of time while obtaining substantially all of the asset’s economic benefits. We determine if an arrangement is a lease or contains an embedded lease at inception. For arrangements that meet the definition of a lease, we determine the initial classification and measurement of our right-of-use operating lease asset and corresponding liability at the lease commencement date. We determine the classification and measurement of a modified lease at the date it is modified. The lease term includes only renewal options that are reasonably assured to exercise. The present value of lease payments is typically determined by using the Company’s estimated secured incremental borrowing rate for the associated lease term as interest rates implicit in the leases are not normally readily determinable. Management’s policy is to utilize the practical expedient to not record leases with an original term of twelve months or less on our consolidated balance sheets. Lease payments are recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

Our existing leases are for facilities and equipment. None of our leases are with related parties. In addition to rent, office leases may require us to pay additional amounts for taxes, insurance, maintenance and other expenses, which are generally referred to as non-lease components. As a practical expedient, we account for the non-lease components together with the lease components as a single lease component for all of our leases. Only the fixed costs for leases are accounted for as a single lease component and recognized as part of a right-of-use asset and liability.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of unrestricted common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of unrestricted common shares outstanding during the period and the weighted average number of potential common shares from the assumed exercise of stock options and the vesting of shares of restricted and deferred common stock units using the “treasury stock” method when the effect is not anti-dilutive. In periods in which we report a net loss, diluted net loss per share is the same as basic net loss per share.

The number of common shares used in the computation of diluted net loss per share for the periods presented does not include the effect of the following potentially outstanding common shares because the effect would have been anti-dilutive:

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
	(Amounts in thousands)		(Amounts in thousands)
Stock options	1,287	2,643	1,542	1,072
Restricted stock units	273	341	120	58
Deferred stock units	62	313	41	82

	1,622	3,297	1,703	1,212

Recently Issued Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2019-12, Income Taxes (Topic 740), which simplifies the accounting for income taxes and removes certain exceptions and improves consistent application of accounting principles for certain areas in Topic 740. ASU 2019-12 was effective in the first quarter of fiscal 2022 and did not have an effect on our unaudited consolidated financial statements.

Pending Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), which introduces a new methodology for accounting for credit losses on financial instruments, including available-for-sale debt securities and accounts receivable. The guidance establishes a new “expected loss model” that requires entities to estimate current expected credit losses on financial instruments by using all practical and relevant information. Any expected credit losses are to be reflected as allowances rather than reductions in the amortized cost of available-for-sale debt securities. ASU 2016-13 is effective in the first quarter of fiscal 2024. We are currently evaluating if this guidance will have a material effect to our unaudited consolidated financial statements.

3.	Fair Value Measurements

The following tables set forth our financial assets that were accounted for at fair value on a recurring basis. There were no fair value measurements of our financial assets using level 2 or level 3 inputs for the periods presented:

		Fair Value at October 31, 2021 Using
	Total	Level 1	Level 2
	(Amounts in thousands)
Assets:
Cash equivalents	$46	$46	$—

Total	$46	$46	$—

		Fair Value at January 31, 2021 Using
	Total	Level 1	Level 2
	(Amounts in thousands)
Assets:
Cash equivalents	$46	$46	$—
Marketable securities:
U.S. Treasury Notes and bonds	252	252	—

Total	$298	$298	$—

Cash equivalents include money market funds and U.S. treasury bills.

There were no marketable securities held as of October 31, 2021. Marketable securities by security type consisted of the following as of January 31, 2021:

	As of January 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Amounts in thousands)
U.S. Treasury Notes and bonds	$249	$3	$—	$252

	$249	$3	$—	$252

4.	Consolidated Balance Sheet Detail

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	October 31, 2021	January 31, 2021
	(Amounts in thousands)
Computer equipment, software and demonstration equipment	$3,286	$9,765
Office furniture and equipment	271	306
Leasehold improvements	147	238

	3,704	10,309
Less: Accumulated depreciation and amortization	(3,192)	(9,704)

Total property and equipment, net	$512	$605

Depreciation expense was $48 thousand and $71 thousand for the three months ended October 31, 2021 and October 31, 2020, respectively, and $151 thousand and $214 thousand for the nine months ended October 31, 2021 and October 31, 2020, respectively.

Accrued Expenses

Accrued expenses consisted of the following:

	As of
	October 31, 2021	January 31, 2021
	(Amounts in thousands)
Accrued employee compensation and benefits	$1,242	$742
Accrued professional fees	67	575
Sales tax and VAT payable	34	271
Current obligation—right of use operating leases	792	1,387
Accrued other	1,436	1,302

Total accrued expenses	$3,571	$4,277

5.	Goodwill and Intangible Assets

Goodwill represents the difference between the purchase price and the estimated fair value of identifiable assets acquired and liabilities assumed. We are required to perform an impairment test annually, or more often if we identify certain events or circumstances that would more likely than not reduce the estimated fair value of the goodwill below its carrying amount.

We performed our annual impairment test of August 1, 2021 using a quantitative approach. We considered macroeconomics, industry-specific and Company specific factors in addition to estimates and assumptions in our analysis. We estimated the fair value of the reporting unit using the income (or discounted cash flows model) and market approaches and determined there was no impairment as our fair value exceeded our carrying value. There were no impairment charges recorded in fiscal 2021 or in the nine months ended October 31, 2021.

The following table represents the changes in goodwill since January 31, 2021:

Goodwill
(Amounts in thousands)
Balance as of January 31, 2021	$10,577
Translation adjustment	(401)

Balance as of October 31, 2021	$10,176

Intangible assets, net, consisted of the following for the periods presented:

	As of October 31, 2021
	Gross	Accumulated Amortization	Cumulative Translation Adjustment	Net
	(Amounts in thousands)
Finite-lived intangible assets:
Acquired customer contracts	$2,205	$(2,044)	$26	$187
Acquired existing technology	1,364	(1,267)	19	116

Total finite-lived intangible assets	$3,569	$(3,311)	$45	$303

	As of January 31, 2021
	Gross	Accumulated Amortization	Cumulative Translation Adjustment	Net
	(Amounts in thousands)
Finite-lived intangible assets:
Acquired customer contracts	$2,205	$(1,469)	$49	$785
Acquired existing technology	1,364	(910)	33	487

Total finite-lived intangible assets	$3,569	$(2,379)	$82	$1,272

We recognized amortization expense of intangible assets in operating expense categories on the consolidated statements of operations and comprehensive loss as follows:

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
	(Amounts in thousands)		(Amounts in thousands)
Selling and marketing	$184	$190	$574	$556
Research and development	114	118	356	335

	$298	$308	$930	$891

Future estimated amortization expense of intangibles as of October 31, 2021 was $0.3 million to be recognized in fiscal 2022.

6.	Commitments and Contingencies

Litigation

Certain conditions may exist as of the date the unaudited consolidated financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. We assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us, or unasserted claims that may result in such proceedings, we evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our unaudited consolidated financial statements. If our assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed.

Indemnification and Warranties

We provide indemnification, to the extent permitted by law, to our officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee or agent is, or was, serving at our request in such capacity. With respect to acquisitions, we provide indemnification to, or assume indemnification obligations for, the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies’ governing documents. As a matter of practice, we have maintained directors’ and officers’ liability insurance including coverage for directors and officers of the acquired companies.

We enter into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of our historical agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. From time to time, we also indemnify customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of our products and services or resulting from the acts or omissions of us, our employees, authorized agents or subcontractors. From time to time, we have received requests from customers for indemnification of patent litigation claims. Management cannot reasonably estimate any potential losses, but these claims could result in material liability for us. There are no current pending legal proceedings, in the opinion of management that would have a material adverse effect on our financial position, results from operations and cash flows. There is no assurance that future legal proceedings arising from ordinary course of business or otherwise, will not have a material adverse effect on our financial position, results from operations or cash flows.

We warrant that our products, including software products, will substantially perform in accordance with our standard published specifications in effect at the time of delivery. In addition, we provide maintenance support to our customers and therefore allocate a portion of the product purchase price to the initial warranty period and recognize revenue on a straight-line basis over that warranty period related to both the warranty obligation and the maintenance support agreement. When we receive revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight-line basis over the contract period. Related costs are expensed as incurred.

7.	Operating Leases

The Company has operating leases for facilities and equipment expiring at various dates through 2025.

The components of lease expense are as follows:

	For the Three Months Ended October 31, 2021	For the Nine Months Ended October 31, 2021
	(Amounts in thousands)
Operating lease cost	$151	$612
Short term lease cost, net	5	13

Total lease cost	$156	$625

Supplemental cash flow information related to the Company’s operating leases was as follows:

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
	(Amounts in thousands)		(Amounts in thousands)
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$218	$263	$951	$829

Supplemental balance sheet information related to the Company’s operating leases was as follows:

	As of October 31, 2021	As of January 31, 2021
	(Amounts in thousands)
Operating lease right-of-use assets	$2,283	$4,968
Current portion, operating lease liabilities	792	1,387
Operating lease liabilities, long term	1,590	4,070

Total operating lease liabilities	$2,382	$5,457

Weighted average remaining lease term (years)	3.2	4.0
Weighted average incremental borrowing rate	5.0%	5.0%

The current portion, operating lease liabilities is included in the balance of accrued expenses at October 31, 2021. Future minimum lease payments for operating leases, with initial or remaining terms in excess of one year at October 31, 2021, are as follows:

Payments for Operating Leases
For the Fiscal Years Ended January 31,	(Amounts in thousands)
2022	$213
2023	789
2024	778
2025	802

Total lease payments	2,582
Less interest	200

Total operating lease liabilities	$2,382

In the first quarter of fiscal 2022, we entered into the Termination Agreement which terminated the sublease with respect to our former headquarters in Waltham, Massachusetts, effective March 21, 2021. In connection with the early termination of the sublease, the Company paid the sublandlord termination payments of approximately $0.4 million for the nine months ending October 31, 2021. The Company also wrote off all related operating lease right-of-use assets and liabilities as of the termination date, resulting in a $0.3 million non-cash gain, which partially offset the loss on the termination payments. The net $0.1 million loss on lease termination is reported as a component of severance and restructuring expense on the consolidated statements of operations and comprehensive loss for the nine months ended October 31, 2021. Prior to the execution of the Termination Agreement, the sublease had been scheduled to expire in February 2025.

In the third quarter of fiscal 2022, the Company entered into two operating sublease agreements (collectively, the “Subleases”) with respect to part of our existing Poland facility lease (the “Head Lease”). The Company has accounted for the Head Lease and the Subleases as separate contracts and there is no effect on the right-of-use asset or lease liability associated with the Head Lease. The Subleases are short term and have effective end dates of less than one year from October 31, 2021. The Head Lease rent expense is presented net of sublease income and reported as a component of operating expenses on the consolidated statements of operations and comprehensive loss. We recorded $32 thousand of sublease income for the three and nine months ended October 31, 2021.

8.	Severance and Restructuring Costs

During the three and nine months ended October 31, 2021, we incurred severance costs of less than $0.1 million and $0.2 million, respectively, and restructuring costs of less than $0.1 million and $0.4 million, respectively, primarily for employee-related termination benefits in relation to the restructuring of our finance department and expenses related to the closure of our leased facility in Waltham, Massachusetts.

The following table shows the change in accrued restructuring balances since January 31, 2021 primarily related to our finance department restructuring efforts and closure of our leased headquarters facility, reported as a component of accrued expenses on the consolidated balance sheets:

	Employee- Related Benefits	Closure of Leased Facilities	Total
	(Amounts in thousands)
Accrued balance as of January 31, 2021	$—	$—	$—
Restructuring charges incurred	169	463	632
Cash payments	(144)	(463)	(607)

Accrued balance as of October 31, 2021	$25	$—	$25

9.	Stock-Based Compensation Expense

Equity Plans

Compensation and Incentive Plans

Our Second Amended and Restated 2011 Compensation and Incentive Plan (the “2011 Plan”) provided for the grant of incentive stock options (“ISOs”), nonqualified stock options (“NQs”), restricted stock, restricted stock units (“RSUs”), deferred stock units (“DSUs”), performance stock units (“PSUs”) and other equity based non-stock option awards as determined by the plan administrator to our officers, employees, consultants and directors. The 2011 Plan expired on July 20, 2021.

Our 2021 Compensation and Incentive Plan (the “2021 Plan”) was proposed by the Board of Directions (the “Board”) and adopted by our stockholders in July 2021 to permit the continued issuance of equity-based compensation, including the granting of ISOs, NQs, restricted stock, RSUs, DSUs, PSUs, and other equity based non-stock option awards as determined by the plan administrator to our eligible officers, employees, consultants and directors. Under the 2021 Plan, we may satisfy awards upon the exercise of stock options or the vesting of stock units with newly issued shares or treasury shares. The Board, or a committee of independent members of the Board (the “Committee”), is responsible for the administration of the 2021 Plan and determining the terms of each award, award exercise price, the number of shares for which each award is granted and the rate at which each award vests. In certain instances, the Board or Committee may elect to modify the terms of an award. The number of shares authorized for issuance under the 2021 Plan is 4,896,878, including 2,396,878 shares awarded under the 2011 Plan that may become available for issuance under the 2021 Plan due to the expiration, termination, surrender, or forfeiture of such outstanding awards. As of October 31, 2021, there were 1,664,877 shares available for future grant.

Nonemployee members of the Board may elect to receive DSUs or stock options in lieu of RSUs. The number of units subject to the DSUs is determined as of the grant date and shall fully vest one year from the grant date. The shares underlying the DSUs are not vested and issued until the earlier of the director ceasing to be a member of the Board (provided such time is subsequent to the first day of the succeeding fiscal year) or immediately prior to a change in control.

Option awards may be granted at an exercise price per share of not less than 100% of the fair market value per common share on the date of the grant and not less than 110% of the fair market value per common share on the date of the grant with respect to ISOs granted to employees owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company. Option awards granted under the 2021 Plan generally vest over a period of one to three years and expire ten years from the date of the grant.

We have a Long-Term Incentive Program, adopted in fiscal 2016, under which the named executive officers and other of our key employees may receive long-term equity-based incentive awards, which are intended to align the interests of our named executive officers and other key employees with the long-term interests of our stockholders and to emphasize and reinforce our focus on team success. Long-term equity-based incentive compensation awards are made in the form of stock options, RSUs and PSUs subject to vesting based in part on the extent to which employment continues.

2015 Employee Stock Purchase Plan

Under our 2015 Employee Stock Purchase Plan (the “ESPP”), six-month offering periods begin on October 1 and April 1 of each year during which eligible employees may elect to purchase shares of our common stock according to the terms of the offering. On each purchase date, eligible employees can purchase our stock at a price per share equal to 85% of the closing price of our common stock on the exercise date, but no less than par value. The maximum number of shares of our common stock authorized for sale under the ESPP is 1,150,000 shares, of which 1,075,024 remain available under the ESPP as of October 31, 2021. There were no shares purchased under the ESPP during the nine months ended October 31, 2021 as the Company suspended the ESPP as of April 1, 2020 and is still evaluating when the suspension will be lifted, if at all. Under the ESPP, 5,702 shares were purchased during the nine months ended October 31, 2020.

Award Activity

In the nine months ended October 31, 2021, we granted 1,095,000 option awards and 1,742,546 RSU awards, including DSUs and PSUs, with a total grant date fair value of $3.3 million. In the nine months ended October 31, 2021, we canceled 1,343,670 option awards and 171,308 RSU awards, including PSUs.

Stock-Based Compensation

We recognized stock-based compensation expense within the accompanying consolidated statements of operations and comprehensive loss as follows:

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
	(Amounts in thousands)		(Amounts in thousands)
Cost of revenue	$4	$—	$28	$(8)
Research and development	7	80	(72)	215
Sales and marketing	21	25	89	120
General and administrative	242	332	1,270	727

	$274	$437	$1,315	$1,054

As of October 31, 2021, unrecognized stock-based compensation expense related to unvested stock options was approximately $0.5 million, which is expected to be recognized over a weighted average period of 1.7 years. As of October 31, 2021, unrecognized stock-based compensation expense related to unvested RSUs and DSUs was $0.9 million and $0.1 million, respectively, which is expected to be recognized over weighted average amortization periods of 1.9 years and 0.5 years, respectively. Additionally, as of October 31, 2021, unrecognized stock-based compensation expense related to unvested PSUs was less than $0.1 million, which is expected to be recognized over a weighted average amortization period of 1.5 years.

10.	Accounts Receivables, Contract Assets, and Contract Liabilities

Receivables

The following table summarizes our accounts receivable, net and unbilled receivables:

	As of October31,	As of January 31,
	2021	2021
	(Amounts in thousands)
Accounts receivable, net	$5,374	$6,050
Unbilled receivables, current	9,708	9,359
Unbilled receivables, long-term	5,438	6,340

	$20,520	$21,749

Contract Assets

Contract assets consist of unbilled receivables and are customer committed amounts for which revenue recognition precedes billing, and billing is solely subject to the passage of time.

Unbilled receivables are expected to be billed in the future as follows (amounts in thousands, except percentage amounts):

	As of October 31,
	2021	Percentage
1 year or less	$9,708	65%
1-2 years	3,707	24%
2-5 years	1,731	11%

Total unbilled receivables	$15,146	100%

Contract Liabilities

Contract liabilities consist of deferred revenue and customer deposits that arise when amounts are billed to or collected from customers in advance of revenue recognition. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as deferred revenue, long-term. The change in deferred revenue in the nine months ended October 31, 2021 is due to new billings in advance of revenue recognition offset by revenue recognized during the period.

	Deferred Revenue
	Current	Long-Term
	(Amounts in thousands)
Balance as of January 31, 2021	$4,737	$657
Decrease	(1,793)	(592)

Balance as of October 31, 2021	$2,944	$65

We recognized $0.8 million of revenue related to deferred billings in the three months ended October 31, 2021 and $3.8 million of revenue related to deferred billings is the nine months ended October 31, 2021.

Remaining Performance Obligations

The aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied or are partially satisfied as of October 31, 2021 is $25.5 million. This amount includes amounts billed for undelivered services that are included in deferred revenue reported on the consolidated balance sheets. Revenue recognized in the nine months ended October 31, 2021 related to remaining performance obligations as of the previous fiscal year ended January 31, 2021 was $10.0 million.

11.	Disaggregated Revenue and Geographic Information

Disaggregated Revenue

The following table summarizes our revenue disaggregated by revenue stream:

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
	(Amounts in thousands)		(Amounts in thousands)
Product revenue:
License and subscription	$2,172	$994	$6,306	$3,739
Hardware	1,339	54	1,534	1,473

Total product revenue	3,511	1,048	7,840	5,212

Service revenue:
Maintenance and support	3,003	3,430	9,207	10,552
Professional services and other	637	488	1,696	1,112

Total service revenue	3,640	3,918	10,903	11,664

Total revenue	$7,151	$4,966	$18,743	$16,876

Geographic Information

The following summarizes revenue by customers’ geographic locations:

	For the Three Months Ended October 31,				For the Nine Months Ended October 31,
	2021	%	2020	%	2021	%	2020	%
	(Amounts in thousands, except percentages)				(Amounts in thousands, except percentages)
Revenue by customers’ geographic locations:
North America(1)	$4,683	65%	$2,038	41%	$11,713	63%	$7,934	47%
Europe and Middle East	1,770	25%	2,007	40%	5,310	28%	6,139	36%
Latin America	502	7%	726	15%	1,193	6%	2,202	13%
Asia Pacific	196	3%	195	4%	527	3%	601	4%

Total revenue	$7,151		$4,966		$18,743		$16,876

(1)	Includes total revenue for the United States for the periods shown as follows:

	For the Three Months Ended October 31,		For the Nine Months Ended October 31,
	2021	2020	2021	2020
	(Amounts in thousands, except percentages)		(Amounts in thousands, except percentages)
U.S. Revenue	$4,142	$1,408	$10,037	$5,413
% of total revenue	58%	28%	54%	32%

The following summarizes long-lived assets by geographic locations:

	As of October 31, 2021%		As of January 31, 2021%
	(Amounts in thousands, except percentages)
Long-lived assets by geographic locations(1):
North America	$6,976	76%	$10,864	79%
Europe and Middle East	2,146	23%	2,819	21%
Asia Pacific	31	0%	31	0%

Total long-lived assets by geographic location	$9,153		$13,714

(1)	Excludes goodwill.

12.	Income Taxes

Each interim period is considered an integral part of the annual period and, accordingly, we measure our income tax expense using an estimated annual effective tax rate. A company is required, at the end of each interim reporting period, to make its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis, as adjusted for discrete taxable events that occur during the interim period.

We recorded an income tax provision of less than $0.1 million for the three months ended October 31, 2021 and October 31, 2020. We recorded an income tax benefit of less than $0.1 million for the nine months ended October 31, 2021 and October 31, 2020. The tax provision for the nine months ended October 31, 2021 includes a $0.2 million tax benefit related to the reversal of tax reserves for uncertain tax positions due to the expiration of the Polish statute of limitations. Our effective tax rate in fiscal 2022 and in future periods may fluctuate on a quarterly basis as a result of changes in our jurisdictional forecasts where losses cannot be benefitted due to the existence of valuation allowances on our deferred tax assets, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof.

We review all available evidence to evaluate the recovery of deferred tax assets, including the recent history of losses in all tax jurisdictions, as well as our ability to generate income in future periods. As of October 31, 2021, due to the uncertainty related to the ultimate use of certain deferred income tax assets, we have recorded a valuation allowance on certain deferred assets.

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions and various foreign jurisdictions. We have closed out an audit with the Internal Revenue Service through fiscal 2013; however, the taxing authorities will still have the ability to review the propriety of certain tax attributes created in closed years if such tax attributes are utilized in an open tax year, such as our federal research and development credit carryovers.

On March 4, 2019, our Board approved and adopted a tax benefits preservation plan (the “Tax Benefits Preservation Plan”) to potentially limit our ability to use net operating loss carryforwards and certain other tax attributes to reduce our potential future federal income tax obligations. In connection with the Tax Benefits Preservation Plan, we declared a dividend of one preferred share purchase right for each share of our common stock issued and outstanding as of March 15, 2019 to our stockholders of record on that date. The Tax Benefits Preservation Plan expires no later than March 4, 2022, and was approved by our stockholders at our 2019 annual meeting of stockholders on July 11, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Unitholders of Triller Hold Co LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Triller Hold Co LLC (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in unitholders equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Hudgens CPA, PLLC

www.hudgenscpas.com

We have served as the Company’s auditor since 2021.

Houston, Texas

February 22, 2022

Triller Hold Co LLC

Consolidated Balance Sheets

As of December 31, 2021 and 2020

	As of December 31,
	2021	2020
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$30,995	$19,365
Restricted cash	5,521	—
Accounts receivable, net	11,994	36,056
Other current assets	1,654	2,812

Total current assets	50,164	58,233
Goodwill	183,226	10,085
Intangible assets, net	127,527	16,836
Other assets and long-term receivables	5,740	546

Total assets	$366,657	$85,700

Liabilities and unitholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$21,747	$16,444
Earn-out liability, current	21,369	—
Other current liabilities	5,472	—

Total current liabilities	48,588	16,444
Long-term debt	10,059	1,566
Deferred tax liability	16,890	—
Earn-out liability, long-term	38,199	—
Warrant liability	96,586	31,359
Other liabilities	229	68

Total liabilities	$210,551	$49,437
Redeemable Class B Common Units—$0.00 par value—8,052 and zero shares authorized; 8,052 and zero shares issued and outstanding; aggregate liquidation preference of $91,390 and $0 as of December 31, 2021, and 2020, respectively	91,390	—
Unitholders’ equity
Class A Common Units—$0.00 par value; Unlimited units authorized; 134,350 and 116,350 units outstanding as of December 31, 2021, and 2020, respectively	78,722	28,694
Class B Common Units—$0.00 par value; Unlimited units authorized; 65,612 and 34,843 units outstanding as of December 31, 2021, and 2020, respectively	826,587	87,351
Additional paid-in capital	8,827	159
Accumulated other comprehensive income	231	—
Accumulated deficit	(849,651)	(79,941)

Total unitholders’ equity	64,716	36,263

Total liabilities and unitholders’ equity	$366,657	$85,700

Triller Hold Co LLC

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2021 and 2020

	Year ended December 31,
	2021	2020
	(in thousands, except per unit data)
Revenues	$62,883	$66,224
Operating costs and expenses:
Cost of revenues	283,796	53,458
Research and development	8,984	4,907
Selling and marketing	56,885	20,201
General and administrative	418,556	30,433

Total operating expenses	768,221	108,999

Total operating loss	(705,338)	(42,775)
Other income (expense), net	(65,460)	(32,621)

Net loss before income taxes	(770,798)	(75,396)
Income tax benefit	1,088	—

Net loss	$(769,710)	$(75,396)

Other comprehensive income-
Foreign currency translation adjustments
Total other comprehensive income	231	—

Comprehensive loss	$(769,479)	$(75,396)

Net loss attributable to Class A and Class B common unitholders
Basic	$(4.45)	$(0.58)
Diluted	$(4.45)	$(0.58)
Weighted-average common units used in computation of net loss per unit:
Basic	172,888	131,079
Diluted	172,888	131,079

Triller Hold Co LLC

Consolidated Statements of Cash Flow

For the years ended December 31, 2021 and 2020

	Year ended December 31,
	2021	2020
	(in thousands)
Cash flows from operating activities
Net loss	$(769,710)	$(75,396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	9,132	1,877
Stock-based compensation	496,136	13,342
Warrant expense	3,427	—
Deferred income taxes	(1,147)	—
Change in fair value of warrant liability	65,227	31,288
Change in fair value of earn-out liabilities	2,240	—
Gain on extinguishment of debt	(1,566)	—
Changes in assets and liabilities:
Accounts receivable	25,705	(36,056)
Other current assets	1,682	(2,673)
Other assets	(5,020)	—
Accounts payable and accrued expenses	3,217	15,586
Other current liabilities	(3,042)	—
Other liabilities	(598)	55

Net cash used in operating activities	(174,317)	(51,977)

Cash flows from investing activities
Purchase of property and equipment	(195)	(548)
Purchase of intangible assets	(9,793)	(6,683)
Purchase of businesses, net of cash acquired	(33,627)	187

Net cash used in investing activities	(43,615)	(7,044)

Cash flows from financing activities
Net proceeds from issuance of Class A Common Units	50,000	7,852
Net proceeds from issuance of Class B Common Units	198,016	64,648
Redemption of Common Units	(13,000)	—
Cash paid for earn-out liabilities	(10,000)	—
Exercise of warrants	8	—
Proceeds from notes payable	10,059	1,566

Net cash provided by financing activities	235,083	74,066

Net change in cash, cash equivalents, and restricted cash	17,151	15,045

Cash, cash equivalents, and restricted cash at the beginning of the year	19,365	4,320

Cash, cash equivalents, and restricted cash at the end of the year	$36,516	$19,365

Reconciliation of cash, cash equivalents, and restricted cash
Cash and cash equivalents	$30,995	$19,365
Restricted cash	5,521	—

Total cash, cash equivalents, and restricted cash	$36,516	$19,365

Triller Hold Co LLC

Consolidated Statements of Unitholders’ Equity

For the years ended December 31, 2021 and 2020

	Redeemable Class B Common Units		Class A Common Units		Class B Common Units
(in thousands)	Units	Amount	Units	Amount	Units	Amount	Additional paid in capital	Accumulated other comprehensive income	Accumulated deficit	Total
Balance at December 31, 2019	—	$—	116,350	$18,815	—	$—	$14	$—	$(4,545)	$14,285
Additional cash received for Class A Common Units	—	—	—	7,852	—	—	—	—	—	7,852
Issuance of Class B Common Units for cash	—	—	—	—	22,558	64,648	—	—	—	64,648
Issuance of Class B Common Units for acquisitions, net	—	—	—	—	12,285	11,533	—	—	—	11,533
Unit-based compensation	—	—	—	2,027	—	11,170	145	—	—	13,342
Net loss	—	—	—	—	—	—	—	—	(75,396)	(75,396)

Balance at December 31, 2020	—	$—	116,350	$28,694	34,843	$87,351	$159	$—	$(79,941)	$36,263
Issuance of Class A Common Units for cash	—	—	18,000	50,000	—	—	—	—	—	50,000
Issuance of Class B Common Units for cash, net of expenses	—	—	—	—	24,037	198,016	—	—	—	198,016
Issuance of Class B Common Units for acquisitions	8,052	91,390	—	—	8,226	63,344	—	—	—	63,344
Issuance of Class B Common Units for services	—	—	—	—	239	2,659	—	—	—	2,659
Issuance of Class B Common Units in exchange for debt cancellation	—	—	—	—	92	768	—	—	—	768
Redemption of Class B Common Units	—	—	—	—	(2,671)	(13,000)	—	—	—	(13,000)
Exercise of Class B warrants	—	—	—	—	846	8	—	—	—	8
Unit-based compensation	—	—	—	28	—	487,441	8,668	—	—	496,137
Net loss	—	—	—	—	—	—	—	—	(769,710)	(769,710)
Other comprehensive income	—	—	—	—	—	—	—	231	—	231

Balance at December 31, 2021	8,052	$91,390	134,350	$78,722	65,612	$826,587	$8,827	$231	$(849,651)	$64,716

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Note 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Triller Hold Co LLC (“Company” or “successor”) was legally formed on October 8, 2019 and is currently registered as a limited liability company (“LLC”) in the State of Delaware. Under the Limited Liability Agreement of the Company, no holder of an equity interest in the Company shall be personally liable under any judgement of a court or any other manner for any debt, obligation, or liability of the Company. The Company has three classes of equity, designated Class A Common Units and Class B Common Units, which are capital interests, along with a class of profit interests, Service Provider Units (“SPUs”). Each Class A Common Unit has one vote, while the Class B Common Unit is non-voting. All distributions are made to holders of common units in accordance with their respective percentage interests in the Company.

Triller, Inc. (“predecessor”) was formed on March 11, 2015 as Mibblio, Inc. (“Mibblio”) in the State of Delaware. On January 27, 2016, Mibblio changed its legal name to Triller, Inc. In October 2019, Triller, Inc.’s then existing shareholders formed Triller Legacy LLC to sell Triller, Inc. to the Company.

On October 8, 2019, the Company purchased a 100% equity stake in Triller, Inc. and Triller, Inc. became a wholly owned subsidiary of the Company. As the Company did not have any previous operations, Triller, Inc. is viewed as the predecessor to the Company and its consolidated subsidiaries. Accordingly, these consolidated financial statements include certain historical consolidated financial and other data for Triller, Inc. for periods prior to the completion of the business combination on October 8, 2019.

Collectively, the Company and Triller, Inc., are referred to as “Triller” throughout the remainder of this report.

Triller is an integrated digital technology, media and entertainment company broadly engaged in the development, production, promotion, marketing and monetization of content. Triller produces music, sports, lifestyle, fashion and entertainment content and live events that elevate culture and provide a turnkey platform for partners and customers to do the same. From its pioneering work in artificial intelligence (“AI”) powered video creation, editing, sharing and social networking services, Triller has evolved and expanded its offering to become the first “open garden” platform, embracing decentralization and leading the move to Web3. Triller’s AI-driven consumer engagement and e-commerce platform enables a broad community of creators, artists, performers, athletes, influencers, public figures and brands to distribute content, engage users, build audiences and drive monetization across all social platforms around the world.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company prepares the consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the financial statements of the Company, all entities that are wholly-owned by the Company and all entities in which the Company has a controlling financial interest. All intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. Significant estimates and assumptions reflected in the financial statements relate to and include, but are not limited to, determining the fair value of assets acquired and liabilities assumed in business combinations, including fair value estimates of intangible assets; the fair value of unit-based compensation; internally developed software; impairment of intangible assets with definite lives and other long-lived assets; and income taxes.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and cash on hand.

Restricted Cash

The Company is required to maintain restricted cash deposits to back a letter of credit bond related to litigation. The Company does not expect the litigation to result in any loss as the probability of loss has been deemed remote. These funds are restricted and have been classified as restricted cash on the consolidated balance sheets.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents balances in highly rated financial institutions, which at times may exceed federally insured limits. The Company has not experienced any loss relating to cash and cash equivalents in these accounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount less any allowance for doubtful accounts to reserve for potentially uncollectible receivables. To determine the amount of the allowance, the Company makes judgments about the creditworthiness of customers based on ongoing credit evaluation and historical experience.

The Company’s accounts receivable balances are predominantly with a third-party aggregator and a related party, subject to normal credit risks which management believes to not be significant. During the year ended December 31, 2021, the Company had a related party customer, Dog for Dog Inc., which accounted for approximately 74% of the Company’s accounts receivable balance. During the year ended December 31, 2020, the Company had a third-party customer which accounted for approximately 87% of the Company’s accounts receivable balance. For the years ended December 31, 2021 and 2020 there was no allowance for doubtful accounts.

Intangible Assets

Intangible assets are stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives. Refer to Note 11, Goodwill and Intangible Assets, for details on intangible assets.

Intangible assets are reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. No indicators of impairment were identified during the years ended December 31, 2021 and 2020.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company reviews goodwill for impairment at least annually at the reporting unit level or when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount.

The Company performs its annual impairment test of goodwill in the fourth quarter of each fiscal year. First, the Company assesses qualitative factors to determine whether a quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the Company performs a quantitative test to compare the fair value of the reporting unit with the carrying amount, including goodwill, of the reporting unit. If the qualitative assessment indicates that it is not more likely than not that goodwill is impaired, no further testing is necessary. The goodwill impairment loss, if any, represents the excess of the carrying amount of the reporting unit over the fair value of the reporting unit. No indicators of impairment were identified during the years ended December 31, 2021 and 2020.

Capitalized Software Development Cost

In accordance with the applicable guidance, the Company has elected to capitalize specific software development costs. Application development costs are capitalized once the preliminary project phase is complete, and it is probable that the software will complete development. Capitalized software costs recognized in Intangible assets were $13.7 million and $6.5 million for the years ended December 31, 2021 and 2020, respectively.

Segments

Our Chief Executive Officer (CEO) is our chief operating decision maker. Triller has determined that it has a single reportable segment. Our CEO evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis.

Business Combinations

The Company includes the results of operations of businesses acquired as of the date of acquisition. Fair values of the assets acquired and liabilities assumed are determined based on the estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgments and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and comparison to peer companies. Estimates of fair value are based on assumptions the Company believes to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, adjustments to the assets acquired and liabilities assumed may be recorded with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as incurred and are generally included in General and administrative expenses in the consolidated statements of operations and comprehensive loss.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606”), which supersedes all existing revenue recognition requirements, including most industry specific guidance. This new standard requires a company to recognize revenues when it transfers goods or services to customers, either at a point in time or over time, in an amount that reflects the consideration that the company expects to receive for those goods or services.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The Company recognizes revenues following the five-step model prescribed under ASU No. 2014-09: (i) identify contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenues when (or as) the performance obligation is satisfied.

Revenue is primarily derived from several activities including, but not limited to, brand sponsorship and events. See Note 4, Revenue, for further details.

Cost of Revenues

Cost of revenues related to the social media application primarily consists of expenses related to outsourced hosting and support of network infrastructure, business process outsourcing, music label license fees, and related labor costs. The live-event portion of cost of revenues relate to license fees, event rights fees, revenue sharing costs, production costs, and influencer costs, among others.

Advertising

Marketing and advertising costs are expensed as incurred and were $34.6 million and $14.2 million for the years ended December 31, 2021 and 2020, respectively.

Sales Taxes

The Company records sale and other taxes collected from customers and subsequently remitted to government authorities as accounts receivable with a corresponding offset to sales tax payable. The Company removes the sales tax payable balances from the balance sheet as cash is collected from the customer and remitted to the tax authority.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, Triller determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company is able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be recorded, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with Accounting Standard Codification (“ASC”) 740, Income Taxes, on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. See Note 10, Income Taxes, for additional information.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The Company records interest and penalties related to uncertain tax positions in the Income tax benefit in the consolidated statements of operations and comprehensive loss.

Unit-Based Compensation

The Company measures compensation expense for unit options and other unit awards in accordance with ASC Topic 718, Compensation — Stock Compensation. Unit-based compensation cost is recognized over the requisite service period for time-vesting awards and, for awards with a performance condition, over the requisite service period if the performance condition is probable of achievement. The compensation expense of the Company’s unit-based compensation programs is calculated by estimating the fair value of the awards on the date of grant. For Class A and Class B Common Warrants and unit options, the Company determines the grant date fair value using a Black-Scholes model with a weighted average time to vesting. For SPUs, the Company determines the grant date fair value utilizing an option pricing method, considering a discount for lack of marketability. As the Company’s equity is not publicly traded, there is no history of market prices for the Company’s equity. Thus, estimating grant date fair value requires the Company to make assumptions, including the value of the Company’s equity, expected time to liquidity, and expected volatility.

See Note 7, Unit-Based Compensation, for a discussion of the Company’s unit-based compensation plans.

Earnings (Loss) per Unit

Basic earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted average number of common units outstanding during the period. Diluted earnings (loss) per unit is computed by dividing net earnings (loss) by the weighted-average units outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on earnings (loss) per unit.

See Note 5, Net Loss per Unit and Member’s Equity, for additional information on dilutive securities.

Recently Adopted Accounting Standards

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718), to simplify the accounting for share-based payments to non-employees by aligning it with the accounting for share- based payments to employees, with certain exceptions. Under the new standard, equity-classified non- employee awards are initially measured on the grant date and re-measured only upon modification, rather than at each reporting period. Measurement is based on an estimate of the fair value of the equity instruments to be issued. The Company adopted this pronouncement as of January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements and related disclosures

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350- 40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance is effective for interim and annual periods beginning after December 15, 2020 for private companies, with early adoption permitted. The Company adopted ASU 2018-15 effective January 1, 2021. The impact of adoption of this standard on the consolidated financial statements, including accounting policies, processes, and systems, was not material.

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which improves the accounting for acquired revenue contracts with customers in a business combination. This amendment eliminated inconsistencies in applying ASC 606 to revenue contracts acquired in a

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

business combination. Acquired contract assets and liabilities will now be measured using ASC 606, as if the entity had originated the contracts, rather than measuring these assets and liabilities at fair value. The guidance is effective for private companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company early adopted ASU 2021-08 as of January 1, 2021. The application of this ASU did not have a material impact on the consolidated financial statements.

Recent Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. Adoption of the standard requires using either a modified retrospective or a full retrospective approach. The Company has not yet adopted this standard but does not expect the adoption of the standard to have a material impact on the Company’s consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease) in the balance sheet. The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, deferred the effective date for non-public companies. ASU 2016-02 is now effective for fiscal periods beginning after December 15, 2021 for private companies. The Company elected the extended transition period and does not expect the adoption of the standard to have a material impact on the Company’s consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326). The new guidance replaces the incurred loss impairment methodology in current GAAP with a methodology that utilizes a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses. For accounts receivable held at the reporting date and measured at an amortized cost basis, the Company estimates all expected credits losses based on historical experience, current conditions and reasonable and supportable forecasts. On November 15, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for non-public companies to annual periods beginning after December 15, 2022. The standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In January 2017, the FASB issued ASU 2017-04 to simplify the test for goodwill impairment, which is required for public entities and certain other entities that have goodwill reported in their financial statements. The amendments simplify the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test, which requires the valuation of assets and liabilities using business combination accounting guidance. Under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; but the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Also, an entity should

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

consider income tax effects from any tax-deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. Certain requirements are eliminated for any reporting unit with a zero or negative carrying amount; therefore, the same impairment assessment applies to all reporting units. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. For non-public companies, the change is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted in any interim or annual period, with any adjustments reflected as of the beginning of the fiscal year of adoption. The standard will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

In May 2021, the FASB issued ASU 2021-04 that requires issuers to account for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after the modification or exchange based on the economic substance of the modification or exchange. The guidance is applied prospectively and is effective for all entities for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years with early adoption permitted. Management is currently evaluating the effect of these provisions on the Company’s financial position and results of operations.

Note 3 – BUSINESS COMBINATIONS

Halogen Holdings Inc. Acquisition

On July 8, 2020, the Company entered into a business combination and acquired all outstanding equity ownership in Halogen Holdings Inc. (“Halogen”), whereby Halogen shareholders transferred all 1,262,581 shares of Halogen to the Company in exchange for 12,285,003 Class B common units of the Company. Consideration of $11.5 million consisted of two portions. The first was equity consideration that totaled approximately $13.4 million. As a closing condition defined in the merger agreement, Halogen Investment Group, LLC (“HIG”) purchased 1,965,602 units of the Company’s newly issued Class B common units. Because the purchase price for such units was in excess of their fair value, the Company net the $1.9 million excess against the initial $13.4 million purchase price, resulting in total purchase consideration of $11.5 million.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Halogen (in thousands).

Consideration
Equity consideration	$11,533

Total purchase consideration	$11,533

Estimated Fair Value
Cash	$187
Other current assets	28
Intangible assets	10,500
Other assets	11
Goodwill	981

Total assets acquired	11,707
Accounts payable and accrued expenses	174

Total liabilities assumed	174
Fair value of net assets acquired	$11,533

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Goodwill is primarily attributable to the assembled workforce. Goodwill is not expected to be deductible for income tax purposes.

Verzuz LLC Acquisition

On January 27, 2021, the Company acquired 100% of Verzuz LLC (“Verzuz”), a content and technology company with the intent of expanding the brand and reach of the Triller platform. Cash consideration paid was $10 million, along with approximately $15.7 million in equity consideration and an additional $10 million in cash consideration which is contingent upon the later of February 2021 or the delivery of a rap battle. The latter condition was not met and therefore the time-based condition triggered the payout.

Additionally, $51 million in contingent cash and equity consideration is to be transferred depending on Triller’s delivery of episodes post-acquisition. If Triller curates and produces a set number of new episodes, the Verzuz members will receive $15 million after the first year and an additional $15 million if the same number is reached in the second year after closing. Based on the members’ performance in the first two years after closing of the acquisition, the members may be entitled to additional units of Triller. In totality, consideration transferred for this business combination amounted to approximately $86.7 million, in which present value was applied.

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Verzuz LLC on January 27, 2021 (in thousands):

Consideration
Cash consideration	$10,000
Equity consideration	15,743
Contingent consideration	60,943

Total purchase consideration	$86,686

Estimated Fair Value
Intangible assets	$16,000
Goodwill	70,686
Total assets acquired	86,686

Fair value of net assets acquired	$86,686

Goodwill is primarily attributable to brand recognition. Goodwill is not expected to be deductible for income tax purposes.

Flipps Media, Inc.

On July 30, 2021, the Company acquired Flipps Media, Inc. (“Fite TV”), a content and technology company. Consideration consisted of cash consideration of approximately $27.7 million, equity consideration of approximately $16.8 million, and warrants with a total fair value of approximately $6.9 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Flipps Media, Inc. on July 30, 2021 (in thousands):

Consideration
Cash consideration	$27,652
Equity consideration	23,738

Total purchase consideration	$51,390

Estimated Fair Value
Cash and cash equivalents	$2,847
Accounts receivable	233
Other current assets	6
Intangible assets	25,200
Other assets	187
Goodwill	34,791

Total assets acquired	63,264
Accounts payable and accrued expenses	922
Other current liabilities	5,838
Deferred tax liability	5,095
Other liabilities	19

Total liabilities assumed	11,874

Fair value of net assets acquired	$51,390

Goodwill is primarily attributable to brand recognition and customer relationships. Goodwill is not expected to be deductible for income tax purposes.

Thuzio, LLC

On October 30, 2021, the Company acquired 100% of Thuzio, LLC, a sports media and events company, for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million. The benchmark units are payable to Thuzio’s shareholders based on attainment of future revenue targets.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Thuzio, LLC on October 30, 2021 (in thousands):

Consideration
Equity consideration	$23,913
Contingent consideration	6,384

Total purchase consideration	$30,297

Estimated Fair Value
Cash and cash equivalents	$245
Accounts receivable, net	396
Other current assets	457
Intangible assets	14,800
Goodwill	17,855

Total assets acquired	33,753
Accounts payable and accrued expenses	802
Other current liabilities	2,630
Other liabilities	24

Total liabilities assumed	3,456

Fair value of net assets acquired	$30,297

Goodwill is primarily attributable to brand recognition and customer relationships. Goodwill is not expected to be deductible for income tax purposes.

Truverse, Inc. dba Amplify.ai

On December 13, 2021, the Company acquired 100% of Truverse, Inc. dba Amplify.ai, an artificial intelligence driven communication platform, for a total equity consideration of $91.4 million.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following tables summarize the purchase consideration and the purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the date of acquisition of Truverse, Inc. on December 13, 2021 (in thousands):

Consideration
Equity consideration	$91,430

Total purchase consideration	$91,430

Estimated Fair Value
Cash and cash equivalents	$933
Accounts receivable, net	940
Other current assets	123
Intangible assets	53,800
Other assets	28
Goodwill	49,810

Total assets acquired	105,634
Accounts payable and accrued expenses	312
Other current liabilities	184
Deferred tax liability	12,943
Other liabilities	765

Total liabilities assumed	14,204

Fair value of net assets acquired	$91,430

Goodwill is primarily attributable to brand recognition and customer relationships. Goodwill is not expected to be deductible for income tax purposes.

Transaction Costs

The Company incurred $4.9 million and $0.1 million for the years ended December 31, 2021 and 2020, respectively, in advisory, legal, accounting and management fees in conjunction with the business combinations, which are included in General and administrative expenses on the consolidated statements of operations and comprehensive loss.

Unaudited Pro-Forma Financial Information

The financial information in the table below summarizes the combined results of operations of the Company, Halogen, Verzuz LLC, Flipps Media, Inc., Thuzio LLC, and Truverse, Inc., on a pro forma basis, as though the companies had been combined as of the beginning of the earliest periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place on January 1, 2020 or of results that may occur in the future (in thousands).

	Years ended December 31,
	2021	2020
Summary Unaudited Pro Forma Combined Statement of Operations Data
Revenue	$81,857	$116,928
Net loss	$(810,915)	$(76,298)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Note 4 – REVENUE

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. Collectability is determined by performing ongoing credit evaluations and monitoring customer accounts receivable balances. Sales tax, including value added tax, is excluded from reported revenue. The Company’s revenue is primarily comprised of brand sponsorship and events.

Brand sponsorship revenue is generated from advertisements, either on the mobile application or as part of events. Brand sponsorship revenue is generally recognized as advertisements are viewed if on the Triller App or when events occur when sponsorship is of a specific event.

Revenue related to agreements based on number of impressions delivered is recognized when the advertisement is displayed. Revenue related to fixed fee contracts are recognized throughout the service period such as when the advertisement at the event or series of events is displayed, which is typically under one year.

The Company’s event revenues consist principally of fees from media rights, ticket sales, subscriptions, licensing, and pay-per-view. For event-related contracts, the transaction price is either fixed or dependent on certain metrics, such as viewers and pay-per-view purchases. Revenue from these contracts is recognized when the event has concluded or will be recognized ratably over the number of events when those events provide substantially similar benefits to the end-customer. Revenues from the pay-per-view programming is recorded when the event is aired/performed and is based upon an initial estimate of the number of buys achieved. This initial estimate is based on preliminary buy information received from the Company’s pay-per-view distributors. These estimates are updated each reporting period based on the latest information available.

In arrangements where another party is involved in providing specified services to a customer, such as a distributor of the Company’s content for pay-per-view programming, the Company evaluates whether the Company is the principal or agent. In this evaluation, the Company considers if the Company obtains control of the specified goods or services before they are transferred to the customer, as well as other indicators such as the party primarily responsible for fulfillment, inventory risk, and discretion in establishing price. For revenue arrangements where the Company is not the principal, the Company recognizes revenue on a net basis.

The Company generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling and marketing expenses in the consolidated statements of operations and comprehensive loss. The Company’s capitalized commissions for the years ended December 31, 2021 and 2020 were immaterial.

During the year ended December 31, 2021, the Company had a third-party customer and related-party customer, Dog for Dog Inc., which accounted for approximately 12% and 12%, respectively of the Company’s revenue. Refer to Note 13, Related Party Transactions, for details concerning the related party relationship. During the year ended December 31, 2020, there were no customers representing 10% or more of total revenues.

The Company derives is revenues from its business-to-consumer (“B2C”) services and its business-to-business (“B2B”) partner services. B2B revenue is derived from revenue share and service fees generated from brands and enterprise-level customers. The Company’s B2C revenue is derived from advertising, sponsorship, in-venue tickets, pay-per-view tickets and subscriptions.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following table presents our revenues disaggregated by our primary revenue sources (in thousands).

	Years ended December 31,
	2021	2020
Revenue
B2B	$61,407	$66,220
B2C	1,476	4

Total revenue	$62,883	$66,224

Note 5 – NET LOSS PER UNIT & MEMBERS’ EQUITY

Member’s equity

The Company is a limited liability company. The Company’s equity interests are divided into “units” and issued, tracked and transferred in a manner analogous to equity interests in a corporation. The Company has three classes of equity interests, designated “Class A Common Units” and “Class B Common Units,” which are capital interests, and SPUs, which are profits interests. Pursuant to the Company’s LLC Agreement, capital interests participate in distributions from the first dollar and profits interests participate in distributions only with respect to the portion attributable to the “value increase” (as such term is defined in the LLC Agreement) above each respective profits interest’s applicable “base valuation” (as such term is defined in the LLC Agreement).

In addition to the capital interests and profits interests described above, the Company has authorized the sale of rights to purchase capital interests in the form of warrants to purchase Class A Common Units and warrants to purchase Class B Common Units (collectively, “Warrants”). Refer to Note 6, Warrants, for further details on the Company’s warrants.

The Company has issued SPUs to Mashtraxx management, brand ambassadors, social media influencers, and various musicians who have provided services such as live performances to the Company and its affiliates. The SPUs are non-voting units.

The authorized capitalization of the Company consists of unlimited Class A Common Units and unlimited Class B Common Units. Holders of Class A Common Units vote on all matters presented to the Company’s Unitholders, as more particularly set forth in the Company’s LLC Agreement. Each Class A Common Unit has one vote. Class B Common Units are a non-voting class. On December 31, 2021, there were 134,350,000 Class A Common Units outstanding, 65,612,301 Class B Common Units outstanding, and 8,051,962 Redeemable Class B Common Units. On December 31, 2020, there were 116,350,000 Class A Common Units outstanding and 34,843,088 Class B Common Units outstanding.

On December 31, 2021, there were 12,721,466 SPUs outstanding. On December 31, 2020, there were 8,478,311 SPUs outstanding. The SPUs were issued pursuant to written agreements with the recipients, and all except 6,500,000 SPUs issued to Mashtraxx management were issued under the Company’s 2020 Profits Interest Plan.

In 2021, the Company authorized its 2021 Unit Option Plan (“Options Plan”). The Options Plan reserves 32,531,510 Class B Common Units for future issuance upon the exercise of options to purchase Class B Common Units (“Options”) issued to service providers of the Company. In 2021, the Company’s Board of Directors granted 8,870,105 Options.

Amplify.ai acquisition redemption feature

On December 13, 2021, the acquisition of Amplify.ai (Truverse, Inc.) closed.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

As part of the acquisition, the Company acquired all outstanding Truverse, Inc. shares from Truverse Holdings in exchange for 8 million Triller Class B Common Units with a fair value of $91 million, or $11.31 per share. The issuance included an inseparable redemption feature that allows Truverse Holdings to redeem up to one million of the issued shares for a contractually fixed amount of $8.35 per share, for a 90-day redemption period in the event that certain investors in Truverse Holdings exercise their own existing redemption features. As a result of the redemption right on the Triller Class B Common Units, the units transferred will be presented as temporary within mezzanine equity.

Although the potential redemptions are limited up to one million shares and issuance of up to $8 million in cash as a result of the fixed redemption premium, the feature is inseparable from the entire 8 million of Triller Class B Common Units issued in the transaction, which are otherwise fungible. Therefore, the entire equity issuance is presented as temporary equity until the redemption features are exercised or expire.

Upon expiration of the 90-day redemption right, the Company will reclassify the existing carrying amount of the Triller Class B Common Units from temporary equity to permanent equity. As of December 31, 2021, the Company expects none of the former SAFE holders to exercise their right to redeem for cash.

This redemption feature had no effect on net loss per unit because the redemption was deemed improbable due to the redemption price being below the fair value of the units, resulting in no change to the recorded amount of temporary equity.

Net loss per unit

Basic net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period. Diluted net income per unit is computed by dividing net income attributable to common unitholders by the weighted-average number of common units outstanding during the period adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities are excluded from the computation of dilutive earnings per unit in periods in which the effect would be antidilutive.

The Company presents net loss per unit using the two-class method required for multiple classes of common units and participating securities. Holders of Class A and Class B Common Units have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in net losses. The Company considered the Class A Common Units and Class B Common Units as participating securities. The Company has not allocated a portion of the net loss to SPUs (“profit interests”) because the Company is operating at a loss and no obligation exists to make a pro rata distribution to holders of the SPUs. Additionally, the holders of SPUs do not have a contractual obligation to fund the Company’s loss.

The computation of the Company’s basic and diluted net loss per unit is as follows (in thousands, except per unit amounts):

	Years Ended December 31,
	2021		2020
	Class A	Class B	Class A	Class B
Net loss attributable to common unitholders	$(526,560)	$(243,150)	$(66,923)	$(8,473)
Weighted average units outstanding, basic and diluted	118,273	54,615	116,350	14,729
Net loss per unit attributable to common unitholders, basic and diluted	$(4.45)	$(4.45)	$(0.58)	$(0.58)

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

For all periods presented, potentially dilutive shares relating to unit options, warrants, and convertible notes were not included in the computation of diluted net loss per unit as the effect of including these units in the calculation would have been anti-dilutive. Triller excluded the following potential common units from our calculation of diluted net loss per unit attributable to common unitholders for this reason (in thousands):

	Years ended December 31,
	2021	2020
Options	8,870	—
Warrants	130,911	37,301
Convertible Notes (if-converted)	4,645	—

Total	144,426	37,301

NOTE 6 – WARRANTS

The Company has issued Warrants in exchange for goods and services as well as in conjunction with capital raising and debt financing. The Company has traditionally issued Warrants (i) to investors and “finders” in connection with its capital raising efforts, (ii) to various service providers providing goods and services to the Company and its affiliates, and (iii) to acquisition target unitholders. With respect to Warrants issued to service providers of the Company, the Company has traditionally issued such Warrants to (i) brand ambassadors and social media influencers, (ii) musicians performing at events hosted by the Company and its affiliates, (iii) employees as part of their overall compensation packages, and (iv) to copyright holders licensing use of controlled works of authorship to the Company and its affiliates. The Company has typically leveraged the issuance of Warrants in negotiations with various parties to reduce the cash payments the Company would have to make in order to secure the services of such parties.

For details on the Company’s financial impact of compensatory warrants subject to ASC 718, refer to Note 7, Unit-Based Compensation. For financial impacts of non-compensatory warrants that are related to the Company’s financing activities, refer to Note 9, Fair Value Measurements.

Class A Common Warrants

Warrants to purchase Class A Common Units were issued between October 22, 2019 and September 18, 2020. Each Class A Common Warrant is exercisable for the number of Class A Common Units stated in such Warrant at prices ranging from $1.00 to $2.50 per unit. A total of 12,067,646 Class A Common Warrants are issued and outstanding, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class A Common Warrants are subject to performance-based vesting conditions. The Class A Common Warrants’ expiration dates range from February 1, 2023 to November 4, 2029. No Class A Common Warrants have been exercised as of December 31, 2021. Of the total Class A Common Warrants that are outstanding as of December 31, 2021, 4,188,304 are classified as liabilities because certain adjustments to the settlement amounts of these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability classified Class A Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The rest of the Class A Common Warrants are classified in equity and are not subject to remeasurement.

Class B Common Warrants

Warrants to purchase Class B Common Units were issued between March 1, 2020 and December 16, 2021. Each Class B Common Warrant is exercisable for the number of Class B Common Units stated in such Warrant at

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

prices ranging from $0.01 to $8.36 per unit. As of December 31, 2021, 129,635,283 Class B Common Warrants were outstanding, subject to vesting requirements ranging from fully vested upon issuance to 48 equal monthly installments, beginning on the one-month anniversary date of issuance. Certain Class B Common Warrants are subject to performance-based vesting conditions. The Class B Common Warrants’ expiration dates range from July 10, 2023 to August 3, 2035. As of December 31, 2021, 846,349 Class B Warrants have been exercised in exchange for proceeds of approximately $8.6 thousand. Of the total Class B Common Warrants that are outstanding as of December 31, 2021, 5,885,259 are classified as liabilities because certain adjustments to the settlement amounts to these warrants cause the warrants to not solely be indexed to the Company’s own units. The liability classified Class B Common Warrants are recorded at fair value with subsequent changes in fair value reflected in Other income (expense) on the consolidated statements of operations and comprehensive loss. The rest of the Class B Common Warrants are classified in equity and are not subject to remeasurement.

NOTE 7 – UNIT-BASED COMPENSATION

The Company issues unit-based compensation in the form of (i) Warrants to Purchase Class A Common Units and Class B Common Units; (ii) SPUs (issued both under and outside the Company’s 2020 Profits Interest Plan); and (iii) Options to Purchase Class B Common Units under the Company’s 2021 Unit Option Plan.

See Note 5, Net Loss Per Unit and Members’ Equity, and Note 6, Warrants, for a discussion of Warrants to Purchase Class A Common Units and Class B Common Units. See Note 5, Net Loss per Unit & Members’ Equity, for a discussion of SPUs.

The Company issues Options to Purchase Class B Common Units (“Options”) under its 2021 Unit Option Plan. The Company issues Options to employees and independent contractors providing services to the Company and its affiliates. All of the Options issued to date contain continued service vesting conditions and vest over four years with a one year cliff. Exercise prices range from $5.63 to $11.35 per Class B Common Unit. As of December 31, 2021, there were 8,870,105 issued and outstanding Options.

The fair value of the equity awards is estimated on the grant date using the Black-Scholes option-pricing model and the assumptions noted below for the years ended December 31, 2021 and 2020:

Expected Term: Given the lack of historical employee turnover data and the Company’s unit or unit options not being publicly traded, post-vesting employee turnover and exercise behavior is subject to significant uncertainty. For employee unit options, the Simplified Formula was used to estimate the expected term of the unvested options, which averages the time to vest and contractual term of the options.

Risk-Free Rate: The risk-free rates were based on the U.S. Treasury Note maturing at approximately the same time as the unit options.

Dividend Yield: The dividend yield was 0 percent as Triller does not pay dividends and management does not expect to declare or pay dividends in the foreseeable future.

Expected volatility: As the Company’s common units are not publicly traded and it has no publicly traded unit options, an actual or implied volatility could not be calculated. However, the expected equity volatilities were based on the historical volatilities of guideline public companies as of the grant dates of the options.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Service Provider Units (“SPUs”)

A summary of SPU activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	SPU’s	Weighted Average Fair Value
Outstanding at January 1, 2020	6,500,000	—

Vested at January 1, 2020	361,110	—
Granted	1,978,311	$2.01
Vested	2,352,559	—
Forfeited	—	—
Expired	—	—

Unvested at December 31, 2020	5,764,642	—

Granted	4,243,155	$2.01
Vested	4,769,072	—
Forfeited	—	—
Expired	—	—

Unvested at December 31, 2021	5,238,725	—

Vested and expected to vest at December 31, 2021	7,482,741	—

Class A Common Warrants

A summary of Class A Common Warrant activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	Class A Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	5,000,000	$1.00	—

Granted	2,879,342	$1.56	5.33
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	7,879,342	$1.21	7.32

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	7,879,342	$1.21	6.32

Exercisable at December 31, 2021	7,415,800	$1.22	6.34

Vested and expected to vest at December 31, 2021	7,415,800	$1.22	6.34

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Class B Common Warrants

A summary of Class B Common Warrant activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	Class B Common Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	—	—	—

Granted	21,365,071	$4.50	7.62
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	21,365,071	$4.50	7.62

Granted	101,089,379	$5.84	5.20
Exercised	846,349	$0.01	4.94
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	121,608,101	$5.64	5.08

Exercisable at December 31, 2021	113,299,083	$5.72	4.98

Vested and expected to vest at December 31, 2021	113,299,083	$5.72	4.98

Unit Options (“Options”)

A summary of Option activity and related information for the years ended December 31, 2021 and 2020 was as follows:

	Common Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2020	—	—	—

Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2020	—	—	—

Granted	8,870,105	$5.74	10
Exercised	—	—	—
Forfeited	—	—	—
Expired	—	—	—

Outstanding at December 31, 2021	8,870,105	$5.74	9.75

Exercisable at December 31, 2021	1,621,850	$5.63	9.75

Vested and expected to vest at December 31, 2021	1,621,850	$5.63	9.75

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Compensation Expense

For each Class A Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021 and 2020:

	Class A Common Warrants
	Years ended December 31
	2021	2020
Expected volatility	—	65.0%
Expected term (years)	—	3.30
Expected dividend yield	—	0%
Risk-free interest rate	—	0.73%
Grant date fair value per unit	—	$0.7135

For each Class B Warrant granted, the Company determines the grant date fair value utilizing an option pricing model, considering a discount for lack of marketability. The estimated fair value of each Common Warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021 and 2020:

	Class B Common Warrants
	Years ended December 31
	2021	2020
Expected volatility	65.0%	65.0%
Expected term (years)	2.62	4.23
Expected dividend yield	0%	0%
Risk-free interest rate	0.60%	0.27%
Grant date fair value per unit	$4.7450	$1.3584

The estimated fair value of each common option granted to employees was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021, and 2020:

	Options
	Years ended December 31
	2021	2020
Expected volatility	51.3%	—
Expected term (years)	5.72	—
Expected dividend yield	0%	—
Risk-free interest rate	1.05%	—
Grant date fair value per unit	$2.7369	$—

Compensation expense related to the Common Warrants, Options and SPUs was $496,137 thousand and $13,342 thousand for the years ended December 31, 2021 and 2020, respectively, recorded within General and administrative expense on the consolidated statements of operations and comprehensive loss.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

NOTE 8 – DEBT

Paycheck Protection Program Loan

In April 2020, the Company received an unsecured loan in the principal amount of $1,566,000 under the Paycheck Protection Program (the “PPP”) administered by the U.S. Small Business Administration, (“SBA”), pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), or the PPP loan. The PPP loan provides for an interest rate of 1.00% per year and matures two years from the commencement date. The terms of the PPP Loan were subsequently revised in accordance with the provisions of the Paycheck Protection Flexibility Act of 2020, or the PPP Flexibility Act, which was enacted on June 5, 2020. The PPP Loan is subject to forgiveness under the PPP to the extent proceeds of the loan are used for eligible expenditures. The PPP loan may be used for payroll costs, costs related to certain group health care benefits and insurance premiums, rent payments, utility payments, mortgage interest payments and interest payments on any other debt obligation that were incurred before February 15, 2020.

Under the terms of the CARES Act and the PPP Flexibility Act, the Company may apply for and be granted forgiveness for all or a portion of loan granted under the PPP loan, with such forgiveness to be determined, subject to limitations (including where employees of the Company have been terminated and not re-hired by a certain date), based on the use of the loan proceeds for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The terms of any forgiveness may also be subject to further requirements in regulations and guidelines adopted by the SBA. The PPP loan was forgiven in July 2021.

The following table presents the classification of scheduled principal payments of the Company’s PPP loan note payable as of December 31, 2020.

Amount
Current portion	$1,566,000
Long-term portion	0

Note payable	$1,566,000

Convertible Notes

Beginning in November 2021, the Company issued subordinated convertible promissory notes to certain investors (the “Convertible Notes”). The aggregate principal amount outstanding under the Convertible Notes was $10,000,000. Interest accrues on the Convertible Notes at a rate of 7.50% per annum and is accrued until the earlier of payment of unpaid principal or conversion. Interest is payable in Class B Common Units (“PIK Interest”), the fair market value of which shall be determined by the Company’s Board of Directors and added to the outstanding principal amount of each Convertible Note on each anniversary of the date of issuance of such Convertible Note. The Company may prepay the Convertible Notes at par together with all accrued but unpaid interest at any time in cash. In connection with issuance of the Convertible Notes, the Company incurred fees in the amount of 1.5% of the gross proceeds. These fees are capitalized as debt issuance costs and are recorded as a reduction to the carrying balance of the Convertible Notes in the consolidated balance sheets.

Upon the occurrence of (i) an acquisition of the Company or a sale of substantially all of its assets (other than a sale of the Company consummated through a merger in which holders of Class B Common Units receive shares of publicly traded stock), or (ii) the initial closing of a sale of Company equity securities (other than an initial public offering (“IPO”), as defined below), which provides for an enterprise value of the Company of $4 billion or more, all outstanding principal and accrued interest under the Convertible Notes shall convert into Class B Common Units at a price equal to the lower of (x) the value per unit of Class B Common Units assuming an

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

enterprise value of the Company equal to $4 billion and (y)(1) for a sale of equity securities, 90% of the price per unit of Class B Common Units paid by cash investors in such sale (or in the case of an offering of an equity security convertible into Class B Common Units, the price per unit of Class B Common Units into which such equity security is convertible), or (2) for a sale of substantially all of the Company’s assets, 90% of the value per unit of the Class B Common Units based on the price paid to the Company less the amount of all obligations of the Company not assumed by the purchaser.

Upon the occurrence of an underwritten IPO of the common equity of the Company on Form S-1, all outstanding principal and accrued interest under the Convertible Notes shall convert into common equity at a price per share of common equity equal to the lower of (x) the value per share of common equity assuming an enterprise value of the Company equal to $4 billion and (y) 90% of the price per share paid for shares of common equity in the IPO.

If a sale of the Company is consummated through a merger in which holders of Class B Common Units receive shares of publicly traded stock of another entity (the “New Issuer”), then all outstanding principal and accrued interest under the Convertible Notes shall convert into Class B Common Units at a price equal to the value per unit of Class B assuming a combined enterprise value of the Company and the New Issuer equal to 80% of the pro-forma combined enterprise value of the Company and the New Issuer used for purposes of the merger.

If agreed upon by the Company and holders of Convertible Notes constituting a majority of the aggregate unpaid principal balance, the Convertible Notes shall convert into Class B Common Units at a value per unit determined by the Company and the noteholders. Upon the occurrence or existence of any event of default, holders of Convertible Notes constituting a majority of the aggregate unpaid principal balance may declare all outstanding principal and interest payable by the Company immediately due.

The Convertible Notes do not subordinate to any other debts or notes. If the Convertible Notes have not been converted to Class B Common Units in 5 years of its issuance, the Company will need to begin repayment of the principal and associated interest starting on the seventh anniversary of the Convertible Notes issuance.

The Convertible Notes contain provisions that are deemed to be share-settled redemption features that meet the criteria for bifurcation under ASC 815 as a separate derivative as the Convertible Notes could settle at a significant discount based on the implied price of the Company’s stock based on an acquisition, sale of equity securities, sale of substantially all assets of the Company, or IPO. The Company determined that the fair value of this embedded compound derivative was immaterial as of December 31, 2021. Each reporting period, the Company will monitor the derivative liability’s fair value, with any changes in fair value recorded in the consolidated statements of operations and comprehensive loss. The Company’s related interest expense for the year ended December 31, 2021 was immaterial.

NOTE 9 – FAIR VALUE MEASUREMENTS

The Company records certain assets and liabilities at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company used the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and cash equivalents – The carrying amount reported on our consolidated balance sheets approximates fair value.

•	Accounts receivable – The carrying amount reported on our consolidated balance sheets approximates fair value.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

•	Accounts payable - The carrying amount reported on our consolidated balance sheets approximates fair value.

•

Warrants – Fair value is estimated using the Black-Scholes option pricing model with inputs and assumptions including the Company’s equity valuation, expected volatility, expected duration of the warrants, and associated risk-free rate.

•	Convertible notes embedded derivative – The bifurcated features have immaterial value and are thus not included below.

Assets and liabilities measured at fair value are classified into the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities.

•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

•	Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets.

The following table sets forth our financial assets as of December 31, 2021 and 2020 that are measured at fair value on a recurring basis during the period (in thousands):

	December 31, 2021
	Fair Value	Level 1	Level 2	Level 3
Warrant Liabilities	$96,586	—	—	$96,586

Total liabilities	$96,586	—	—	$96,586

	December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
Warrant Liabilities	$31,359	—	—	$31,359

Total liabilities	$31,359	—	—	$31,359

Cash and cash equivalents, accounts receivable and accounts payable are valued using Level 1 inputs while warrant liabilities are valued using Level 3 inputs. As discussed in Note 6, Warrants, warrants subject to recurring fair value measurement are non-compensatory warrants determined to be liabilities under ASC 815.

The estimated fair value of each common warrant granted was determined on the grant date using the Black-Scholes option pricing model with the following assumptions for years ended December 31, 2021 and 2020:

	2021	2020
Expected term (years)	4.43	5.43
Risk-free interest rate	1.12%	0.46%

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021 and 2020 (in thousands):

Warrants
Balance as of January 1, 2020	$71
Additions	10,108
Exercise or conversion	—
Measurement adjustments	21,180

Balance as of December 31, 2020	$31,359

Additions	—
Exercise or conversion	—
Measurement adjustments	65,227

Balance as of December 31, 2021	$96,586

Additionally, contingent consideration from Verzuz and Thuzio, LLC acquisitions described in Note 3, Business Combinations, has been reassessed since acquisition. The fair value of the contingent consideration related to the Verzuz and Thuzio, LLC acquisitions is $53.2 million and $6.4 million, respectively, as of December 31, 2021.

NOTE 10—INCOME TAXES

The Company is treated as a partnership for income tax reporting and its members are liable for federal, state, and local income taxes based on their share of the LLC’s taxable income. There are several operating subsidiaries of Triller Hold Co LLC, that are considered C-Corporations for U.S. federal, state and local income tax purposes. Taxable income or loss from these C-Corporations is not passed through to Triller Hold Co LLC. Instead, it is taxed at the corporate level subject to the prevailing corporate tax rates.

The components of our income tax (benefit) expense were as follows (in thousands):

	Year ended December 31
	2021	2020
Current:
Federal	$59	$—
State	—	—

	59	—
Deferred:	—	—
Federal	(1,203)	—
State and Local	56	—

	(1,147)	—

Income taxes (benefit) expense	$(1,088)	$—

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following is a reconciliation of the United States statutory federal income tax rate to the effective tax rate:

	Year ended December 31
	2021	2020
Tax benefit (expense) computed at the federal statutory rate	21%	21%
State tax benefit (expense), net of federal benefit	3.9	6.1
Nontaxable pass-through income	(2.2)	3.2
Warrant valuation	(2.0)	(8.7)
Valuation allowance	(20.1)	(19.8)
Other benefits (expenses)	(0.3)	(1.7)

Income taxes (benefit) expense	0.2%	0.0%

The significant components of net deferred tax balances were as follows (in thousands):

	Year ended December 31
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$55,623	$20,570
Other	44	18
Unit-based compensation	126,381	3,449

Total deferred tax assets	182,048	24,037
Deferred tax liabilities
Intangibles	(21,971)	(2,725)
Other	(8)	(8)

Total deferred tax liabilities	(21,979)	(2,733)
Net deferred tax balance before valuation allowance	160,069	21,304

Valuation allowance	(176,960)	(21,304)

Net deferred taxes	$(16,891)	$—

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative losses incurred by the Company over the three-year period ended December 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of December 31, 2021, a valuation allowance of $176.9 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Company has federal net operating loss carryforwards of approximately $214 million as of December 31, 2021, of which $208 million will be carried forward indefinitely and $6 million will begin to expire in 2035, if not utilized.

Utilization of the net operating loss carryforwards is likely subject to annual limitations due to the “change in ownership” provisions (Section 382) of the Internal Revenue Code. The annual limitations may result in the

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

expiration of net operating losses before their utilization. The net operating loss carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the net operating loss is utilized.

The Company recognizes the tax benefit from an uncertain tax position only if is more likely than not that the tax position will be sustained on examination by the taxing authorities. Our policy is to recognize interest and penalties associated with tax matters as part of the income tax provision and include accrued interest and penalties with the related income tax liability on our consolidated balance sheets. The Company does not currently have any uncertain tax positions and has not accrued any interest or penalties.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2021, the Company’s federal and state income tax returns for the years 2017 through 2021 remain open and are subject to examination.

NOTE 11—GOODWILL AND INTANGIBLE ASSETS

The following is a summary of the Company’s intangible assets for the related reporting periods (in thousands):

	December 31, 2021
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$69,400	$2,246	$67,154	4.85
Trademarks and trade name	8,000	372	7,628	9.57
Customer-related intangible	16,620	414	16,206	9.75
In-process technology	10,500	3,104	7,396	3.52
Content	14,200	1,317	12,883	9.07
Capitalized software	16,990	3,278	13,712	4.10
Other	2,600	52	2,548	8.89

Total	$138,310	$10,783	$127,527	5.93

	December 31, 2020
	Cost	Accumulated amortization	Net carrying value	Weighted average remaining life (in years)
Developed technology	$500	$123	$377	3.77
Trademarks and trade name	500	61	439	8.77
In-process technology	10,500	1,004	9,496	4.52
Capitalized software	7,196	689	6,507	4.54
Customer-related intangible	20	3	17	8.77

Total	$18,716	$1,880	$16,836	4.63

Amortization expense relating to the Company’s intangible assets was approximately $8,902 thousand and $1,830 thousand for the years ended December 31, 2021 and 2020, respectively.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

The following is a summary the Company’s goodwill activity for the years ended December 31, 2021 and 2020 (in thousands):

Goodwill
Balance as of January 1, 2020	$9,104
Goodwill acquired	981
Goodwill impairment	—

Balance as of December 31, 2020	$10,085

Goodwill acquired	173,141
Goodwill impairment	—

Balance as of December 31, 2021	$183,226

The following table represents the total estimated amortization of intangible assets for the five succeeding years and thereafter (in thousands):

Estimated Amortization
2022	$23,571
2023	23,571
2024	23,530
2025	21,793
2026	16,742
Thereafter	18,322

Total amortization expense	$127,529

NOTE 12—COMMITMENTS AND CONTINGENCIES

The Company has non-cancelable contractual agreements related to real estate leases, music licensing, and other obligations related to the use of copyrighted music.

The future minimum contractual commitments including commitments less than one year, as of December 31, 2021 for each of the next five years are as follows:

Minimum Commitment (in thousands)
2022	$20,813
2023	3,863
2024	1,542
2025	872
2026	0
Thereafter	0

Total commitments	$27,090

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Material contingencies are disclosed when the Company believes a loss is

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

not probable but reasonably possible. Accounting for contingencies requires management to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Many legal and tax contingencies can take years to be resolved.

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. If the Company determines that a probable a loss has been incurred and the amount is reasonably estimable, the Company will record a liability. As of December 31, 2021, the Company does not believe the outcome of any ongoing legal proceedings will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

NOTE 13—RELATED PARTY TRANSACTIONS

Mashtraxx Services Agreement

Pursuant to a Services Agreement entered into on October 8, 2019, the Company’s wholly owned subsidiary Triller, Inc. engaged Mashtraxx Limited (“Mashtraxx”) to provide technical support services in connection with Triller, Inc.’s mobile application and associated software. Mashtraxx is an Affiliate of Mashtraxx (Triller Holding) Limited, a beneficial owner of more than 5% of the Company’s equity securities. During fiscal year 2020, Triller, Inc. paid Mashtraxx approximately $8.9 million under the Services Agreement. In 2021, Triller, Inc. paid Mashtraxx approximately $12.3 million under the Services Agreement. Phillip Walsh, a director of the Company, is also a director and officer of Mashtraxx.

Property Lease

Triller, Inc. sublets office space at 2121 Avenue of the Stars from Proxima Media, LLC (“Proxima”), with whom it shares occupancy, at the same price as Proxima pays the master landlord for such space. During the fiscal year 2020, Triller paid $371 thousand for the office space. In fiscal year 2021, Triller paid approximately $1.5 million for the office space. Proxima is an affiliate of Ryan Kavanaugh, a director of the Company. Through Proxima, Ryan Kavanaugh is also a beneficial owner of more than 5% of the Company’s equity securities.

Fall 2020 Debt Financing

On November 20, 2020 Triller Legends LLC (“Legends”), a wholly owned subsidiary of the Company, entered into Loan and Security Agreements (each an “LSA”) with various trusts and issued Promissory Notes in the aggregate principal amount of $1 million to such trusts. The trustees of the trusts are relatives of Ryan Kavanaugh. Under the terms of the LSAs, the lenders received financing charges (inclusive of interest) in the aggregate amount of $300 thousand and warrants to purchase an aggregate of 119,647 Class B Common Units at a per-unit exercise price equal to $8.3579. The loans were repaid in full on December 18, 2020.

Proxima/Triller Agreement

On April 20, 2020, Proxima and Triller, Inc. entered into an agreement pursuant to which Proxima agreed to secure on Triller, Inc.’s behalf all rights in and to a live boxing and musical performance event featuring a bout between Mike Tyson and Roy Jones Jr. and to provide certain services to Triller, Inc. in connection with the financing, marketing, production, and exploitation of that event. In exchange, Triller, Inc. agreed to pay Proxima 50% of the gross receipts from the event remaining after the deduction of all costs incurred by Triller, Inc. in connection with the event. As of December 31, 2020, the Company accrued $6 million under this agreement. Proxima was paid $6.6 million related to this event in early 2021. Proxima is owned and controlled by Ryan Kavanaugh.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Proxima Transactions

On March 16, 2020 Triller reimbursed Proxima approximately $300 thousand for legal and business expenses Proxima had paid for in 2019 and 2020 related to the Triller, Inc. acquisition in October 2019.

Dog for Dog Sponsorship Agreement

On April 7, 2021 Triller Fight Club LLC (“Fight Club”), a subsidiary of the Company, and Dog for Dog Inc. (“Dog for Dog”) entered into an agreement under which Dog for Dog agreed to pay Fight Club $7.5 million (the “Sponsorship Fee”) for certain sponsorship rights to three events produced by Fight Club featuring boxing matches between Jake Paul and Ben Askren on April 17, 2021, Evander Holyfield and Vitor Belfort on September 11, 2021, and a Triad Combat event featuring Frank Mir and Kubrat Pulev on November 27, 2021. The Sponsorship Fee is payable no later than April 16, 2022. Through an affiliated entity Ryan Kavanaugh is the majority owner of and exercises control over Dog for Dog.

Triller Acquisition Issuance & Repurchase; Related Warrant

On September 7, 2021, Triller Acquisition LLC (“Acquisition”) purchased 1,196,472 Class B Common Units of the Company (the “Acquisition Units”) for the aggregate purchase price of $10 million. Concurrently with the transaction, the Company issued a warrant to purchase 2,392,945 Class B Common Units of the Company at an exercise price of $8.3579 per unit to an immediate family member of Bobby Sarnevesht, who had funded Acquisition’s purchase of the Acquisition Units. On November 24, 2021, the Company repurchased and redeemed the Acquisition Units for the aggregate purchase price of $10 million while the warrants remain outstanding as of December 31, 2021. Acquisition is an Affiliate of Bobby Sarnevesht and Ryan Kavanaugh.

Multiverse Investment Fund I LLP

On July 7, 2020 Multiverse Investment Fund I LP (“Multiverse”) entered into a Subscription Agreement with the Company under which Multiverse agreed to and did purchase 982,801 of the Company’s Class B Common Units at a per-unit purchase price of $2.035. Concurrently with the execution of that Subscription Agreement the Company issued Multiverse a warrant to purchase 982,801 of the Company’s Class B Common Units at a per-unit exercise price equal to $2.035. At the time of that transaction both Jack Kavanaugh, Ryan Kavanaugh’s father and Mahinda de Silva, the Company’s CEO, were Managing Members of the General Partner of Multiverse. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction.

Truverse Acquisition

On December 15, 2020 the Company entered into a Binding Term Sheet (“Term Sheet”) with Truverse Inc. (“Truverse”) pursuant to which the Company agreed to buy all of the issued and outstanding equity securities of Truverse for a purchase price of $91.4 million consisting entirely of 8 million shares of newly issued Class B Common Units of the Company at a purchase price of $11.35 per unit. In addition, the Company agreed to issue 98,110 Class B Common Units to Mahinda de Silva to satisfy a debt obligation of Truverse to Mr. de Silva in the amount of approximately $820 thousand. Mr. de Silva was a director of the Company at the time of the transaction. Mr. de Silva became CEO of the Company on April 14, 2021 and was not the Company’s CEO at the time of the transaction. The Company closed this transaction in December 2021.

GEX Consulting Agreement

On September 9, 2020 Triller entered into a consulting agreement with GEX Management, Inc. (“GEX”) under which Triller agreement to pay $20 thousand per month for finance and consulting services performed by GEX.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

Triller paid GEX approximately $181 thousand and $240 thousand in 2020 and 2021 respectively. GEX is an Affiliate of Sri Vanamali, who was formerly a director of the Company.

Ryan Kavanaugh Employment Agreement

On October 9, 2019 Triller, Inc. entered into an employment agreement with Ryan Kavanaugh under which Triller, Inc. agreed to pay Mr. Kavanaugh a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Kavanaugh is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause the Company to issue to Proxima warrants to acquire up to the amount of “Covered Securities” needed to enable Proxima to maintain its percentage interest in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2020.

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued Proxima a warrant to purchase 9,651,481 of the Company’s Class B Common Units at an exercise price of $2.035 and a warrant to purchase 1,355,634 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On August 10, 2021 the Company issued Proxima a warrant to purchase 1,289,022 of the Company’s Class B Common Units at an exercise price of $8.3579.

•	On November 12, 2021 the Company issued Proxima a warrant to purchase 1,665,933 of the Company’s Class B Common Units at an exercise price of $8.3579.

Bobby Sarnevesht Employment Agreement

On October 9, 2019 Triller, Inc. entered into an employment agreement with Bobby Sarnevesht under which Triller, Inc. agreed to pay Mr. Sarnevesht a base salary of $1 million per year and a performance bonus determined annually by Triller, Inc.’s Board of Directors based on attainment of performance goals established by Triller, Inc.’s Board of Directors. Under that agreement, provided Mr. Sarnevesht is still employed by Triller, Inc. and not in material uncured breach of his agreement, Triller, Inc. also agreed to cause the Company to issue to AS Trust (“AS”) and BAS Trust (“BAS”) warrants to acquire up to the amount of “Covered Securities” needed to enable AS and BAS to maintain their respective percentage interests in the Company as of the date of the employment agreement each time the Company offered to sell Covered Securities in a public or private offering after the effective date of the employment agreement for the same price and on the same terms as the Covered Securities were offered. In the employment agreement “Covered Securities” means any Class A Common Unit or other equity interest in the Company and any right, option or warrant to purchase, or securities convertible into or exercisable or exchangeable for, Class A Common Unit or other equity interests in the Company other than securities that are issued by the Company pursuant to any employment contract, employee incentive or benefit plan, stock purchase plan, stock ownership plan, stock option or equity compensation plan or other similar plan where stock is being issued or offered to a trust, other entity to or for the benefit of any employee, consultant, officer or director of the Company. No warrants for Covered Securities were issued in 2020.

Triller Hold Co LLC

Notes to the Consolidated Financial Statements

In accordance with the employment agreement:

•

On January 1, 2021 the Company issued each of AS and BAS warrants to purchase 4,825,740 of the Company’s Class B Common Units at exercise prices of $2.035 and separate warrants to purchase 677,817 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On August 10, 2021 the Company issued each of AS and BAS warrants to purchase 644,511 of the Company’s Class B Common Units at exercise prices of $8.3579.

•	On November 12, 2021 the Company issued each of AS and BAS warrant to purchase 832,967 of the Company’s Class B Common Units at exercise prices of $8.3579.

Bay Area Surgical Management (“BASM”) Transactions

In fiscal years 2020 and 2021, $330 thousand and $270 thousand, respectively, were paid in connection with BASM’s provision of payroll and accounting services to the Company. An additional $500 thousand has been accrued for services in 2021 to be paid in 2022. BASM is an Affiliate of Bobby Sarnevesht.

NOTE 14—SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in the consolidated financial statements. Such events were evaluated through February 22, 2022, the date and time the consolidated financial statements were issued, and it was determined that no subsequent events, except as follows, occurred that required recognition or disclosure in the consolidated financial statements.

Reverse acquisition with SeaChange International, Inc.

On December 22, 2021, SeaChange International Inc. (“SeaChange”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Company will be merged with and into SeaChange, and the separate existence of Triller Hold Co LLC shall cease, with SeaChange continuing as the surviving corporation (the “Merger”). The Merger is expected to be accounted for as a reverse acquisition and upon the closing of the Merger, the name of the combined company (the “Post-Merger Company”) will be changed to “TrillerVerz Corp.” The consummation of the Merger is subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement.

Pursuant and subject to the terms and conditions of the Merger Agreement, the charter of the Post-Merger Company will provide for two classes of common stock, consisting of Class A common stock (“Buyer Class A Common Stock”) and Class B common stock (which Class B common stock is anticipated to provide for super-voting rights to provide its holders 76% or more of the total voting rights) (“Buyer Class B Common Stock”).

At the effective time of the Merger, each Triller Class A Common Unit and Triller Class B Common Unit outstanding immediately prior to the effective time of the Merger will automatically convert into the right to receive shares of Buyer Class A Common Stock in the amount equal to the Class A/B Exchange Ratio (as such term is defined in the Merger Agreement), and each Triller Class C Common Unit outstanding immediately prior to the effective time of the Merger will automatically convert into the right to receive shares of Buyer Class B Common Stock, in an amount equal to the Class C Exchange Ratio (as such term is defined in the Merger Agreement).

Subscription agreement

On February 14, 2022, the Company entered into a Subscription Agreement with a third party investor pursuant to which the investor agreed to subscribe for and the Company agreed to issue and sell to such investor, 8,810,572 Company Class B Common Units for an aggregate purchase price of approximately $100 million. The consummation of the Subscription Agreement is expected to occur on or before March 14, 2022.

INDEPENDENT AUDITOR’S REPORT

To Management

Thuzio, Inc.

New York, New York

We have audited the accompanying consolidated financial statements of Thuzio, Inc., which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of comprehensive loss, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To Management

Thuzio, Inc.

New York, New York

INDEPENDENT AUDITOR’S REPORT

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thuzio, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Recently Adopted Accounting Policy

As discussed in Note 1 to the consolidated financial statements, in January 2020, Thuzio, Inc. adopted the Financial Accounting Standards Board’s Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, as of and for the year ended December 31, 2020. Our opinion is not modified with respect to this matter.

Emphasis of Matter – COVID-19

As discussed in Note 1 to the consolidated financial statements, Thuzio, Inc. has been impacted by the global COVID-19 pandemic declared by the World Health Organization in March 2020. Our opinion is not modified with respect to this matter.

February 2, 2022

Winter Park, Florida

THUZIO, INC.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2020

ASSETS
Current Assets
Cash	$390,322
Accounts Receivable	377,862
Prepaid Expenses	128,261

Total Current Assets	896,445

Intangible Asset, Net	1,249,138
Other Assets	271

Total Assets	$2,145,854

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts Payable and Accrued Expenses	$572,001
Deferred Revenue	1,985,135
Long-Term Debt, Current Portion	81,747
Convertible Debt	125,000

Total Current Liabilities	2,763,883

SAFE Notes	84,428
Long-Term Debt, Less Current Portion	186,053

Total Liabilities	3,034,364

Stockholders’ Deficit
Preferred Stock, 37,532,582 Shares Authorized, 36,722,947 Shares Issued and Outstanding, $0.0001 Par Value	3,673
Common Stock, 59,314,622 Shares Authorized, 1,068,525 Shares Issued and Outstanding, $0.0001 Par Value	107
Additional Paid in Capital	26,997,920
Accumulated Deficit	(27,885,310)
Accumulated Other Comprehensive Loss	(4,900)

Total Stockholders’ Deficit	(888,510)

Total Liabilities and Stockholders’ Deficit	$2,145,854

See accompanying notes.

THUZIO, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues
Sales, Net	$2,756,500
Cost of Sales	(1,727,678)

Gross Profit	1,028,822

Operating Expenses
Payroll and Related Expenses	1,554,135
Marketing	134,429
Professional Fees	118,443
Office	55,564
General and Administrative	50,941
Amortization	28,441
Travel	22,824
Stock-Based Compensation	2,740

Total Operating Expenses	1,967,517

Loss from Operations	(938,695)

Other Income (Expenses)
Interest Income	93
Interest Expense	(722)
Other Expense	(5,642)
Other Income	8,598

Total Other Income, Net	2,327

Net Loss	(936,368)
Foreign Currency Translation Adjustment	(4,900)

Comprehensive Loss	$(941,268)

See accompanying notes.

THUZIO, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance December 31, 2019	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	6,236,261	$624	$25,902,351	$(26,948,942)	$—	$(1,043,474)
Issuance of Series B-2 Preferred Stock for Robin Media Acquisition	—	—	—	—	—	—	—	—	6,618,134	662	1,091,330	—	—	1,091,992
Issuance of Series B-2
Preferred Stock for Cash	—	—	—	—	—	—	—	—	9,090	1	1,499	—	—	1,500
Stock-Based Compensation	—	—	—	—	—	—	—	—	—	—	2,740	—	—	2,740
Foreign Currency Translation
Adjustment	—	—	—	—	—	—	—	—	—	—	—	—	(4,900)	(4,900)
Net Loss	—	—	—	—	—	—	—	—	—	—	—	(936,368)	—	(936,368)

Balance December 31, 2020	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	12,863,485	$1,287	$26,997,920	$(27,885,310)	$(4,900)	$(888,510)

See accompanying notes.

THUZIO, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows from Operating Activities
Net Loss	$(936,368)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:
Amortization of Intangible Asset	28,441
Stock-Based Compensation	2,740
Changes in Operating Assets and Liabilities:
Accounts Receivable	(71,981)
Prepaid Expenses	(79,984)
Accounts Payable and Accrued Expenses	139,331
Deferred Revenue	908,011

Net Cash Used for Operating Activities	(9,810)

Cash Flows from Investing Activities
Acquisition of Robin Media, Inc., Net of Cash Received	2,747

Cash Flows from Financing Activities
Proceeds from Issuance of Long-Term Debt	177,728
Payments on Long-Term Debt	(643)
Proceeds from Issuance of Convertible Debt	125,000
Proceeds from Issuance of SAFE Notes	84,428
Proceeds from Issuance of Series B-2 Preferred Stock	1,500

Net Cash Flows Provided by Financing Activities	388,013

Effect of Exchange Rate Changes on Cash	8,512

Net Increase in Cash	389,462

Cash, Beginning of Year	860

Cash, End of Year	$390,322

Supplemental Disclosures of Cash Flow Information
Cash Paid for Interest	$722

Supplemental Non-Cash Investing and Financing Activities
Issuance of Series B-2 Preferred Stock for Acquisition of Robin Media, Inc.	$1,091,992

See accompanying notes.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Thuzio, Inc. and its subsidiary (the Company) is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that provides businesses with access to iconic figures in sports, entertainment, culinary, and business through interactive events and interviews. Clients engage Thuzio for custom produced events in either live or virtual settings or access existing events produced under the Thuzio Originals banner as a way to inspire their customers and sales teams.

As discussed in Note 2, effective November 20, 2020, Thuzio, Inc. acquired 100% of the equity interests in Robin Media, Inc.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions between Thuzio, Inc. and Robin Media, Inc. have been eliminated in consolidation.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a global pandemic and recommended containment and mitigation measures worldwide. All of the Company’s business operations and ability to support its customers is fully functional while its employees are working from remote locations. However, the Company has seen impacts on its operations due to lack of accessibility to live events and budgeted restrictions from customers, which resulted in delays to events taking place and timing of associated revenue recognition by the Company. While the disruption caused by COVID-19 is currently expected to be temporary, it is generally outside of the Company’s control and there is uncertainty around the duration and the total economic impact. Therefore, this matter could have a material adverse impact on the Company’s business, results of operations, and financial position in future periods. As a result, the Company leveraged its balance sheet by obtaining a loan under the Paycheck Protection Program (PPP) established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) as administered by the U.S. Small Business Administration (SBA) to increase the Company’s cash position and help preserve its financial flexibility. The PPP loan was subsequently forgiven in full in 2021 (see further discussion in Note 4).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant items involving management’s estimates include fair value of business combinations, the valuation of its Simple Agreements for Future Equity (SAFE) liabilities, and the recoverability of net deferred tax assets. The impact of changes in estimates may be significant and is recorded in the period in which they become known.

Fair Value of Financial Instruments

The Company reports its financial assets and liabilities using a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The three levels of the fair value hierarchy are as follows:

Level 1 - Valuation based on unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2 - Valuation based on observable quoted prices for similar assets and liabilities in active markets.

Level 3 - Valuation based on inputs that are unobservable and are supported by little or no market activity, therefore, requiring management’s best estimate of what market participants would use as fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, accounts receivable, accounts payable, and accrued expenses. The fair value of the Company’s long-term debt is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

The Company does not have any financial instruments that would be characterized as Level 1 or Level 2 instruments. The Company’s Level 3 financial instruments are the SAFE liabilities which are recorded based on an income approach, considering the value of the shares of capital stock which would be issued to the SAFE holders in connection with a future round of financing. The Company determined that the probability of the implied equity or invested capital value of the SAFE liabilities exceeding the valuation cap of $7,500,000, as stated in the SAFE agreements, is remote. As such, the face value of the SAFE notes is considered to approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020, the Company had no accounts that would be considered cash equivalents. The Company maintains its cash at various financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company places its funds with high credit quality financial institutions and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. After all attempts to collect a receivable have been exhausted, the receivable is written off against the allowance. At December 31, 2020, the Company had not recorded an allowance for doubtful accounts.

Accounts receivable as of January 1, 2020 and December 31, 2020, were approximately $301,000 and $378,000, respectively.

Business Combinations

The Company accounts for business combinations under the acquisition method and allocates the total purchase price for acquired businesses to the tangible and identified intangible assets acquired and liabilities assumed, based on their estimated fair values. The fair values assigned to tangible and identified intangible assets acquired

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and liabilities assumed are based on management or third-party estimates and assumptions that utilize established valuation techniques appropriate for the Company’s industry and each acquired business. Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired.

Intangible Asset

The Company acquired its technology intangible asset through its acquisition of Robin Media, Inc. in November 2020. The Company is amortizing the intangible asset over an estimated useful life of 60 months. Amortization expense recognized during the year ended December 31, 2020, and accumulated amortization as of December 31, 2020, was $28,441 on the accompanying consolidated financial statements. Estimated future annual amortization of the technology intangible asset at December 31, 2020, is $255,516 each year for 2021 through 2024, and $227,074 for fiscal year 2025. See Note 2 for further details.

Management reviews long-lived assets, consisting of the technology intangible asset, for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions, and estimates of residual values. Fair values take into consideration management estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. No impairment charge was recognized for the year ended December 31, 2020.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as Accounting Standards Codification (ASC) 606) using the modified retrospective transition approach applied to all contracts.

Additional information about the Company’s revenue recognition policies and the related effects of the adoption of ASC 606 is included in Note 3 to the consolidated financial statements.

Advertising and Marketing Costs

The Company’s marketing and advertising costs are expensed as incurred. During the year ended December 31, 2020, the Company recognized advertising costs of approximately $134,000.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Stock-based compensation cost related to stock awards granted under the 2012 Equity Incentive Plan (the 2012 Plan) (see Note 6) is measured at the grant date, based on the fair value of the award, and is recognized as expense over the grantee’s requisite service period on a straight-line basis. The Company estimates the fair value of each stock award on the date of grant using a Black Scholes Merton option-pricing model that uses the

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumptions noted in the table below. The Company uses the calculated fair value of its common stock on the date of the grant as the associated market value of its common stock used in the valuation model. The Company estimates the volatility of its common stock at the date of grant based on the volatility of comparable peer companies that are publicly traded. The Company determines the expected life using the simplified method for awards granted to executives and outside advisors, and generally the contractual term for awards granted to employees. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

The Company used the following assumptions for stock awards granted under the 2012 Plan during the year ended December 31, 2020:

Weighted Average Volatility	26.50% - 58.96%
Expected Term	5 - 10 years
Weighted Average Risk-Free Interest Rate	0.38% - 2.79%

Simple Agreements for Future Equity (SAFE) Liability

The Company accounts for SAFE liabilities in accordance with ASC Topic 480-10, Distinguishing Liabilities from Equity, which requires an entity to classify an instrument as a liability if it falls into one of the three following categories:

•	Mandatorily redeemable shares.

•	Instruments (other than an outstanding share) that do or may obligate the issuer to buy back some of its shares in exchange for cash or other assets.

•	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on:

•	A fixed monetary amount known at inception.

•	A variable other than the fair value of the issuer’s shares such as a market index.

•	A variable inversely related to the fair value of the issuer’s shares.

The Company classifies its SAFE agreements as liabilities since they are to be settled at a fixed price at inception for a variable number of shares, unknown at inception.

Major Customers and Vendors

At December 31, 2020, approximately 37% of accounts receivable was owed to the Company from three individual customers.

At December 31, 2020, approximately 41% of accounts payable outstanding was owed to three individual vendors, including approximately $86,000 owed to JuliusWorks, Inc., a related-party through prior ownership by the Company and current common ownership.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of foreign currency translation adjustments related to the effect of translating the accounts and transactions denominated in Canadian dollars, which is the functional currency of

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Robin Media, Inc., into the Company’s reporting currency of the United States Dollar (USD). The financial statements of Robin Media, Inc. are translated into USD in accordance with ASC 830, Foreign Currency Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining other comprehensive income or loss. Cumulative translation gains or losses are presented in the consolidated balance sheet and statement of stockholders’ deficit.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk. Terms of convertible debt, SAFE notes, and preferred stock instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. The Company has not identified any embedded derivative financial instruments as of December 31, 2020.

Income Tax

The Company has not recorded federal income tax expense due to its history of net operating losses. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more-likely-than-not that a deferred tax asset will not be realized.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company’s tax years subject to examination by the Internal Revenue Service (IRS) are 2016 through 2019.

In March 2020, the CARES Act was signed into law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. It also appropriated funds for the PPP loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19.

Recent Accounting Pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

periods beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02 on its financial statements and disclosures.

Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The new guidance amends the disclosure requirements for recurring and non-recurring fair value measurements by removing, modifying, and adding certain disclosures on fair value measurements in ASC 820. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The new guidance was effective for the Company beginning January 1, 2020, and its adoption did not have a material effect on the consolidated financial statements.

Note 2 - Acquisition of Robin Media, Inc.

On November 20, 2020, Thuzio, Inc. closed on a Share Purchase Agreement (SPA) for the purchase of 100% of the issued and outstanding shares of capital stock of Robin Media, Inc., located in Toronto, Canada. The acquisition was accounted for using the purchase method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Consideration paid by Thuzio, Inc. was in the form of its Series B-2 Preferred Stock (Shares). Per terms of the SPA, Thuzio, Inc. was to issue a maximum total of 6,618,134 Shares, fair valued at $0.165 per share. At closing, all 6,618,134 Shares were issued. The total purchase price under the SPA was $1,089,245 based on total Shares of 6,618,134 at a fair value of $0.165 per share, and $2,747 in cash acquired.

Holdback Amount

Per the SPA, 992,720 Shares were to be held back for a period of one year from the closing date of the SPA to cover any unknown losses at the closing date. Any losses for which the sellers are responsible for will be satisfied by the holdback amount or by return to Thuzio, Inc. for cancellation of such number of Shares held by the sellers equal to the amount of loss based on a per share value of $0.165. The Company issued all 992,720 Shares at the date of acquisition.

Stock Restriction

As inducement and a closing condition to the SPA, three of the executives, who are also sellers, of Robin Media, Inc. entered into Stock Restriction Agreements (SRA) with Thuzio, Inc. The stock shares under the SRA represented a total of 800,526 of the 6,618,134 Shares issued under the SPA. Per terms of the SRA, as long as the executives remain employees or contractors of the Company, the SRA Shares will reverse-vest in 36 monthly installments from the effective date of the SRA. Should an executive terminate employment with the Company without cause, any unvested shares under the SRA may be repurchased by the Company solely at the Company’s option. As of December 31, 2020, 22,237 of SRA Shares were considered vested and 778,289 SRA Shares were considered unvested. The SRA Shares were a portion of the $1,089,245 of net consideration paid under the SPA.

The Company allocated the purchase price of the acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the amounts of net assets acquired at the acquisition date in US dollars:

Estimated Fair Value
Cash	$2,747
Other Assets	264
Acquired Technology	1,277,579
Accounts Payable and Accrued Expenses	(100,200)
Long-Term Debt	(88,398)

Total Net Assets Acquired	1,091,992
Less: Cash Acquired	(2,747)

Total Purchase Consideration, Net of Cash Acquired	$1,089,245

The acquisition of Robin Media, Inc. allows Thuzio, Inc. immediate access to intellectual property owned by Robin Media, Inc. and its owners at the time of the SPA, which will be incorporated into the Company’s operational strategy, allowing enhanced services offerings for its customers.

Note 3 - Revenue Recognition

The Company adopted ASC 606 effective January 1, 2020, using the modified retrospective transition approach applied to all contracts in progress at January 1, 2020.

ASC 606 outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle, involving a five-step process of the revenue model, is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Nature of Services

The Company generates revenue from the facilitation of live and virtual events for its customers. Events can range from Company-structured ticketed events to custom branded events, featuring iconic athletes, celebrity chefs, entertainers, and influencers. Customers can contract to attend events through membership contracts, typically annual periods, or by purchasing facilitation services for a customizable event or group of events. The Company also generates revenue through event sponsorships, which may include exclusive partnership branding, signage, logo placements, and inclusion in marketing materials for events.

Significant Factors in Application of the Guidance

The Company uses the following methods, inputs, and assumptions in its determination of revenue recognition:

Identification of Performance Obligations and Significant Judgments

The Company’s performance obligations consist of providing access to events, services associated with the facilitation of events, and sponsorship services at Company events. Under its membership arrangements with its customers, the Company provides a “stand-ready” promise to exclusive access to events and experiences over the membership period.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also contracts for its services as part of bundled contract arrangements containing more than one performance obligation, which may include a combination of event facilitation and sponsorship services. Significant judgment may be required when determining whether services are considered distinct performance obligations that should be accounted for separately or combined with other performance obligations. For each service in a bundled contract that represents a distinct performance obligation, total consideration is allocated based upon the standalone selling price of the performance obligation, which may require significant judgment. The Company uses the adjusted market assessment approach to estimate the standalone selling price.

Determination of Transaction Price

The transaction price is determined based on the consideration to which the Company will be entitled, and expects to receive, in exchange for transferring services to the customer. The transaction prices of the majority of contracts are fixed. However, under terms of certain contracts, the Company may offer the customer an early payment discount, in which case an estimate of variable consideration is considered in the determination of the transaction price. The majority of the Company’s contracts incorporate provisions for up-front payment by its customers for future event or membership services. As such, any variable consideration, when applicable, is typically known and applied to the overall transaction price prior to recognition of revenue under such contracts.

Timing of Revenue Recognition

Revenues associated with the Company’s membership contracts are generally recognized evenly over the term of the membership contract. Revenues associated with event or sponsorship services are generally recognized at a point in time, typically when the related event occurs. Revenue recognized over time (membership revenue) was approximately $140,000 for the year ended December 31, 2020. All other revenue was recognized at a point in time.

Contract Balances

Contract liabilities primarily relate to advance consideration received from customers for the purchase of membership services or access to future events or sponsorships. Transfer of control occurs and, therefore, revenue is recognized, as services are provided (upon occurrence of an event or over the corresponding membership term). Payments received from customers for memberships, event services, or sponsorships purchased that have not occurred are considered contract liabilities and recorded as deferred revenue in the accompanying consolidated balance sheet. At January 1, 2020 and December 31, 2020, the Company’s contract liabilities totaled approximately $1,077,000 and $1,985,000, respectively. The balance of deferred revenue at December 31, 2020, is expected to be utilized by customers within one year of the financial statement date. The Company did not have contract assets outstanding at January 1, 2020 or December 31, 2020.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Debt and Other Long-Term Liabilities

Long-Term Debt

A summary of long-term debt outstanding at December 31, 2020, is as follows:

$177,728 SBA Loan from Pacific Western Bank under the PPP of the CARES Act of 2020; Monthly Payments of Principal and Interest of $10,002 Commencing Initially in November 2020; Interest at 1.00% Per Annum; Note Matures In April 2022	$177,728
Loan Under the Canada Emergency Business Account; Interest at 0.00% Through December 31, 2022, Then 5.00% Per Annum Through Maturity Date of December 31, 2025, Payable Monthly; Principal Due in Full at December 31, 2025; Unsecured	31,370
Loan Dated August 2019 from Canadian Financial Institution; Interest Only Monthly Payments First Year, Then Monthly Principal Payments of $830 Plus Interest Through September 2024; Interest at the Floating Base Rate Plus 5.00% Per Annum (9.74% at December 31, 2020); Guaranteed by Robin Media, Inc. and Owners	29,292
Loan Dated September 2019 from Canadian Financial Institution; Interest Only Monthly Payments First Year, Then Monthly Principal Payments of $417 Plus Interest Through September 2024; Interest at Prime Plus 3.75% Per Annum (6.20% at December 31, 2020); Unsecured	15,685
Other	13,725

Total	267,800
Current Portion of Long-Term Debt	(81,747)

Long-Term Debt, Net of Current Portion	$186,053

In July 2021, the Company was notified by Pacific Western Bank that the 2020 PPP loan had been forgiven in full, including interest.

Aggregate maturities of the Company’s long-term debt at December 31, 2020, by fiscal year, are as follows: 2021 - $81,747; 2022 - $132,233; 2023 - $11,732; 2024 - $9,780; and 2025 - $32,308.

Convertible Debt

In December 2020, the Company issued two individual unsecured convertible promissory notes of $75,000 and $50,000 (Convertible Notes), respectively. Principal and interest under the Convertible Notes is payable upon the earlier of: (i) the one-year anniversary of the date of the Convertible Notes (Maturity Date); or (ii) the occurrence of an event of default, as defined in the Convertible Notes. Interest accrues on the unpaid principal at a rate of 10.00% per annum. The $75,000 Convertible Note is with an individual who is also a shareholder of the Company.

Principal and accrued but unpaid interest is automatically convertible into shares of the Company’s new preferred equity securities issued and sold in association with a future qualified financing, as defined in the Convertible Notes. The number of shares of stock to be issued upon conversion is equal to the total principal and accrued interest being converted divided by 90% of the price per share paid by investors in the qualified financing. In the event of a change in control (as defined) prior to the Maturity Date or a qualified financing, the holders of the Convertible Notes may elect to have the outstanding principal and accrued interest converted into shares of the Company’s Series B-2 Preferred Stock at a price per share equal to $7,500,000 divided by the fully-diluted capital stock of the Company immediately prior to the change of control event. If the Company does not complete a qualified financing or change of control prior to the Maturity Date, the holders may elect to convert the outstanding principal and accrued interest under the Convertible Notes into shares of the Company’s Series B-2 Preferred Stock at a per share price equal to that under a change of control event.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See further discussion in Note 9 of the settlement of the Convertible Notes subsequent to December 31, 2020, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

SAFE Notes

During 2020, the Company initiated a Crowdfunding campaign under which it issued numerous individual Crowdfunding SAFE notes (SAFE Notes) for a total of $84,428 in gross proceeds. Under the terms of the SAFE Notes, the investors have the right to convert the amount invested (Purchase Amount) into shares of the Company’s capital stock sold in a future equity financing (as defined in the SAFE Notes). The number of shares issued upon conversion is equal to the Purchase Amount divided by either: (i) a per share price equal to the valuation cap ($7,500,000) divided by the fully-diluted capitalization of the Company, or (ii) the price per share of capital stock sold in the equity financing multiplied by the discounted rate of 90%. The conversion rate used will be the rate that results in a greater number of shares of capital stock for the Investors.

As of December 31, 2020, the SAFE Notes had not yet converted, as an equity financing had yet to occur. The SAFE Notes are presented as non-current liabilities on the accompanying consolidated balance sheet until conversion occurs.

See further discussion in Note 9 of the settlement of the SAFE Notes subsequent to December 31, 2020, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

Note 5 – Preferred Stock

The Company has 37,532,582, $0.0001 par value shares of preferred stock authorized at December 31, 2020, consisting of 2,634,279 Series A shares, 5,375,576 Series B shares, 16,000,000 Series B-1 shares, and 13,522,727 Series B-2 shares.

All classes of preferred stock are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred stock during the year ended December 31, 2020.

Holders of preferred stock of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares into which the preferred shares may be converted. Each share of preferred stock is convertible into one share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert to common stock. Liquidation preference between preferred stock is in the following order: Series B, Series B-1, Series B-2, and Series A.

During the year ended December 31, 2020, 6,618,134 shares of Series B-2 Preferred Stock were issued in conjunction with the acquisition of Robin Media, Inc. (see Note 2). The Company also issued 9,090 shares of Series B-2 Preferred Stock for $1,500 cash consideration.

Note 6 – Stock Options

During 2012, the Company executed the 2012 Stock Incentive Plan, under which 20,713,515 common stock shares are reserved for issuance in the form of shares, restricted shares, or stock options. During 2020, the Company issued 15,196,064 stock options pursuant to the 2012 Stock Incentive Plan. These options allow the holder to purchase an equal number of common stock shares at various exercise prices per share. The options vest at varying terms, including fully-vested upon grant or 25% at the grant date, with the remaining 75% vesting monthly over the following 36 or 48 months. At December 31, 2020, there were vested stock options of 8,448,438. The options issued during 2020 have no intrinsic value.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company utilizes a third-party valuation service to value the share price of the Company’s common stock, which the Company uses as an input to the calculation of fair value of the options granted. The Company valued the options using the Black Scholes Merton pricing model, which resulted in stock-based compensation expense of $2,740 for the year ended December 31, 2020, based on options vested during the year. At December 31, 2020, approximately $10,000 of unrecognized stock-based compensation expense is expected to be recognized over the weighted average remaining life of 8.9 years.

A summary of option activity is as follows:

	Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2019	4,390,972	$0.09	7.2
Granted	15,196,064	0.19	9.3
Expired/Forfeited	(151,506)	0.08	0.0

Outstanding at December 31, 2020	19,435,530	0.17	8.9

Exercisable at December 31, 2020	8,448,438	$0.14	8.3

A summary of nonvested option activity is as follows:

Common Shares
Non-Vested at December 31, 2019	7,470,055
Granted	15,196,064
Vested	(11,679,027)

Non-Vested at December 31, 2020	10,987,092

The weighted-average grant date fair value of non-vested options was less than $0.01 per share for options outstanding at December 31, 2020 and 2019, and for options granted and vested during the year ended December 31, 2020.

The total grant date fair value of vested options at December 31, 2020, was approximately $23,000.

Note 7 – Related-Party Transactions

Prior to 2020, the Company leased office space from JuliusWorks, Inc., a related-party through previous direct ownership and current common ownership, on a month-to-month basis at a rate of $5,000 per month. Approximately $86,000 was owed to JuliusWorks, Inc. at December 31, 2020, and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet.

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Income Taxes

The components of deferred tax assets and liabilities consist of the following:

December 31, 2020
Deferred Tax Assets
Net Operating Loss Carry Forwards	$5,659,000
Depreciation	6,000
Intangible Asset Amortization	3,000

Total Deferred Tax Assets	5,668,000
Less: Valuation Allowance	(5,668,000)

Net Deferred Tax Assets	$—

The utilization of net operating tax loss carry forward is dependent upon the Company’s ability to generate sufficient taxable income during the carry forward period. The Company has provided a valuation allowance as the current net operating losses are not expected to be fully realized in the future. The federal net operating loss carry forwards at December 31, 2020, were approximately $26,942,000 and individual state net operating loss carry forwards range from approximately $1,211,000 to $15,139,000, and expire in fiscal year 2035. During the year ended December 31, 2020, the Company’s valuation allowance increased by approximately $196,000.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through February 2, 2022, the date the consolidated financial statements were available to be issued. With the exception of the matters discussed below, there were no material subsequent events that require recognition or additional disclosure in the consolidated financial statements.

Second PPP Loan

On January 26, 2021, the Company received a second PPP loan from Pacific Western Bank under the CARES Act for $167,190. The loan is payable over a term of 5 years from the date of the note payable, bears interest at 1.00% per annum, and is fully forgivable. This loan was formally forgiven by the SBA effective June 30, 2021.

Reorganization

In anticipation of the eventual sale of the Company, Thuzio Holdings, Inc. (HoldCo) was formed in August 2021, and Thuzio Merger Co., Inc., a wholly-owned subsidiary of HoldCo, was formed in October 4, 2021.

The Company entered into a series of transactions, effectively consummating a reorganization, pursuant to which:

•	All outstanding rights and obligations of the Company to issue equity interest in respect to the SAFEs were assigned to HoldCo.

•	All outstanding principal sum together with all accrued and unpaid interest thereon, in connection with the Convertible Notes were converted or exchanged into share of preferred stock of the Company.

•

Immediately after the conversion of the Convertible Notes, Thuzio Merger Co., Inc. merged with and into the Company, with the Company being the surviving entity and a direct and wholly-owned subsidiary of HoldCo (the Merger).

THUZIO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

•

In connection with the Merger, each share of common stock and preferred stock of the Company, issued and outstanding immediately prior to the effective time of the Merger, converted into the right to receive one validly issued, fully paid and non-assessable share of common stock of HoldCo.

•

In connection with the Merger, all of the issued and outstanding options granted under the 2012 Stock Incentive Plan, and the applicable incentive stock option agreements to which each grantee is a party, was assumed by HoldCo.

•

Immediately after the effective time of the Merger, a certificate of conversion and a certificate of formation were filed with the State of Delaware pursuant to a merger agreement to effectuate a conversion of the Company’s organizational structure from a Delaware corporation to a Delaware limited liability company.

As of immediately after the reorganization, HoldCo owned all of the issued and outstanding securities of the Company.

Unit Exchange Agreement with Triller

Effective October 30, 2021, HoldCo entered into a Unit Exchange Agreement with Triller HoldCo, LLC (Triller) for the transfer, conveyance, and contribution to Triller all outstanding securities of the Company held by HoldCo in exchange for consideration consisting of up to 2,991,181 newly-issued Class B Common Units of Triller, potentially adjusted subsequent to the closing date per terms of the Unit Exchange Agreement.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THUZIO, LLC
CONDENSED CONSOLIDATED BALANCE SHEET
As of September 30, 2021 and December 31, 2020

	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash	$84,514	$390,322
Accounts Receivable	497,976	377,862
Prepaid Expenses	493,739	128,261

Total Current Assets	1,076,229	896,445

Intangible Asset, Net	1,057,501	—
Fixed Assets	176	1,249,138
Other Assets	—	271

Total Assets	$2,133,906	$2,145,854

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payable and Accrued Expenses	$762,413	$572,001
Deferred Revenue	2,648,667	1,985,135
Convertible Debt	—	125,000
Short Term Debt		81,747
Total Current Liabilities	3,411,080	2,763,883

SAFE Note Liability	84,428	84,428
Long Term Debt	148,602	186,053

Total Liabilities	3,644,110	3,034,364
Stockholders’ Deficit
Contributed Capital
Common Stock, 59,314,622 Shares Authorized, 1,068,525 Shares Issued and Outstanding, $0.0001 Par Value	107	107
Preferred Stock, 37,532,582 Shares Authorized, 36,722,947 Shares Issued and Outstanding, $0.0001 Par Value	3,672	3,673
Additional Paid in Capital	26,997,922	26,997,920
Accumulated Deficit	(27,889,903)	(27,885,310)
Accumulated Other Comprehensive Loss	(622,002)	(4,900)

Total Stockholders’ Deficit	(1,510,204)	(888,510)

Total Liabilities and Stockholders’ Deficit	$2,133,906	$2,145,854

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THUZIO, LLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the Nine Months Ending September 30, 2021 and September 30, 2020

	For the Nine Months Ended September 30,
	2021	2020
Sales, Net	$2,982,612	$1,636,302

Cost of Sales	1,814,827	1,071,799

Gross Profit	1,167,785	564,503
Operating Expenses
Payroll Expenses	1,724,844	1,110,017
Marketing	162,833	102,460
Office	266,746	39,528
Computer and Internet Expenses	39,561	17,513
Professional Fees	39,357	56,077
Travel Expenses	14,122	21,056
Bank Service Charges	12,395	5,570
Credit Card Processing Fees	3,683	17,013
Bad Debts Expense	998	5,033

Total Operating Expenses	2,264,539	1,374,267

Loss from Operations	(1,096,754)	(809,763)
Other Income (Expenses)
Other Income	482,034	—
Corporate Tax	(5,461)	(4,054)
Foreign Currency Gains and Losses	(1,821)	—

Total Other Income, Net	474,752	(4,054)
Net Loss	(622,002)	(813,817)

Comprehensive Loss	$(622,002)	$(813,817)

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THUZIO, LLC
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
For the 9 months ended September 30, 2020
													Accumulated
	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid-In	Accumulated	Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
Balance December 31, 2019	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	6,236,261	$624	$25,902,351	$(26,948,942)	—	$ (1,043,474)
Issuance of Series B-2
Preferred Stock for Cash									9,090	$1	$1,499			$ 1,500
Net Income (Loss)												$ (813,817)		$ (813,817)

Balance September 30, 2020	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	6,245,351	$625	$5,903,850	$(27,762,759)	$ —	$ (1,855,791)

THUZIO, LLC
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
For the 9 months ended September 30, 2021
													Accumulated
	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Additional Paid-In	Accumulated	Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Loss	Total
Balance December 31, 2020	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	12,863,485	$1,286	$26,997,922	$(27,885,310)	$ (4,900)	$ (888,509)
Consolidation Adjustment													$ 308	$ 308
Net Income (Loss)												$ (622,002)		$ (622,002)

Balance September 30, 2021	1,068,525	$107	2,634,279	$263	5,375,576	$538	15,849,607	$1,585	12,863,485	$1,286	$26,997,922	$(28,507,312)	$ (4,592)	$ (1,510,204)

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

THUZIO, LLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the Nine Months Ending September 30, 2021 and September 30, 2020

	For the Nine Months Ended September 30,
	2021	2020
Cash Flows from Operating Activities
Net Loss	$(622,002)	$(813,817)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:
Accounts Receivable	(120,098)	19,528
Amortization of Intangible Asset	191,637	—
Prepaid Expenses	(365,477)	(27,365)
Accounts Payable and Accrued Expenses	199,827	277,441
Deferred Revenue	663,533	763,088
Depreciation	95	—
Short Term Debt	—	67,800

Net Cash Provided by (Used In) Operating Activities	(52,486)	286,674

Cash Flows from Investing Activities	(0)	(0)

Cash Flows from Financing Activities
Proceeds from Issuance of Long-Term Debt	(253,616)	177,728
Proceeds from Issuance of Convertible Debt	—	82,773
Proceeds from Issuance of Series B-2 Preferred Stock	(0)	1,500
Other Debt	452	—

Net cash provided by (used in) financing activities	(253,164)	262,001

Net cash increase for period	(305,651)	548,674
Cash at beginning of period	390,165	860

Cash at end of period	84,514	549,534

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Business

Thuzio, Inc. and its subsidiary (the Company) is a Delaware corporation founded in 2012 and headquartered in New York, New York. The Company is a sports media and events company that provides businesses with access to iconic figures in sports, entertainment, culinary, and business through interactive events and interviews. Clients engage Thuzio for custom produced events in either live or virtual settings or access existing events produced under the Thuzio Originals banner as a way to inspire their customers and sales teams.

Basis of Presentation and Principles of Consolidation

The unaudited condensed consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany accounts and transactions between Thuzio, Inc. and Robin Media, Inc. have been eliminated in consolidation.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) as a global pandemic and recommended containment and mitigation measures worldwide. All of the Company’s business operations and ability to support its customers is fully functional while its employees are working from remote locations. However, the Company has seen impacts on its operations due to lack of accessibility to live events and budgeted restrictions from customers, which resulted in delays to events taking place and timing of associated revenue recognition by the Company. While the disruption caused by COVID-19 is currently expected to be temporary, it is generally outside of the Company’s control and there is uncertainty around the duration and the total economic impact. Therefore, this matter could have a material adverse impact on the Company’s business, results of operations, and financial position in future periods. As a result, the Company leveraged its balance sheet by obtaining a loan under the Paycheck Protection Program (PPP) established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) as administered by the U.S. Small Business Administration (SBA) to increase the Company’s cash position and help preserve its financial flexibility. The PPP loan has been forgiven in full in July 2021 (see further discussion in Note 3).

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant items involving management’s estimates include fair value of business combinations, the valuation of its Simple Agreements for Future Equity (SAFE) liabilities, and the recoverability of net deferred tax assets. The impact of changes in estimates may be significant and is recorded in the period in which they become known.

Unaudited Condensed Consolidated Financial Statements

The accompanying interim condensed consolidated balance sheet as of September 30, 2021, the interim condensed consolidated statements of operations and comprehensive loss for the nine months ended September 30, 2021 and 2020, the interim condensed consolidated statements of shareholders’ deficit for the nine months ended September 30, 2021, and the interim condensed consolidated statements of cash flows for the nine

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

months ended September 30, 2021, are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in management’s opinion, include all adjustments, consisting of only normal recurring adjustments necessary for the fair statement of the Company’s condensed consolidated financial statements for the periods presented. The financial data and other financial information disclosed in the notes to these condensed consolidated financial statements related to the nine-month periods are also unaudited. The results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full fiscal year or any other period.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the related notes included in the Company’s annual financial statements for the fiscal year ended December 31, 2020.

Fair Value of Financial Instruments

The Company reports its financial assets and liabilities using a three-tier hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 - Valuation based on unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2 - Valuation based on observable quoted prices for similar assets and liabilities in active markets.

Level 3 - Valuation based on inputs that are unobservable and are supported by little or no market activity, therefore, requiring management’s best estimate of what market participants would use as fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, accounts receivable, accounts payable, and accrued expenses. The fair value of the Company’s long-term debt is estimated based on current rates that would be available for debt of similar terms which is not significantly different from its stated value.

The Company does not have any financial instruments that would be characterized as Level 1 or Level 2 instruments. The Company’s Level 3 financial instruments are the SAFE liabilities which are recorded based on an income approach, considering the value of the shares of capital stock which would be issued to the SAFE holders in connection with a future round of financing. The Company determined that the probability of the implied equity or invested capital value of the SAFE liabilities exceeding the valuation cap of $7,500,000, as stated in the SAFE agreements, is remote. As such, the face value of the SAFE notes is considered to approximate their fair value.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At September 30, 2021, the Company had no accounts that would be considered cash equivalents. The Company maintains its cash at various financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company places its funds with high credit quality financial institutions and does not believe it is exposed to any significant credit risk on cash.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. After all attempts to collect a receivable have been exhausted, the receivable is written off against the allowance. At September 30, 2021, the Company had not recorded an allowance for doubtful accounts.

Accounts receivable as of January 1, 2021 and September 30, 2021, were approximately $369,000 and $498,000, respectively.

Intangible Asset

The Company acquired its technology intangible asset through its acquisition of Robin Media, Inc. in November 2020. The Company is amortizing the intangible asset over an estimated useful life of 60 months. Amortization expense recognized during the period ended September 30, 2021 was $171,824, and accumulated amortization as of September 30, 2021, was $197,297 on the accompanying condensed consolidated financial statements. Estimated future annual amortization of the technology intangible asset at September 30, 2021, is $57,274 for remaining period in 2021, $229,098 each year for 2022 through 2024, and $203,627 for fiscal year 2025.

Management reviews long-lived assets, consisting of the technology intangible asset, for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared with the asset’s carrying amount to determine if there has been an impairment, which is calculated as the difference between the fair value of the asset and the carrying value. Estimates of future undiscounted cash flows are based on expected growth rates for the business, anticipated future economic conditions, and estimates of residual values. Fair values take into consideration management estimates of risk-adjusted discount rates, which are believed to be consistent with assumptions that marketplace participants would use in their estimates of fair value. No impairment charge was recognized for the year ended September 30, 2021.

Revenue Recognition

Effective January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as Accounting Standards Codification (ASC) 606) using the modified retrospective transition approach applied to all contracts.

Additional information about the Company’s revenue recognition policies and the related effects of the adoption of ASC 606 is included in Note 2 to the condensed consolidated financial statements.

Advertising and Marketing Costs

The Company’s marketing and advertising costs are expensed as incurred. During the period ended September 30, 2021, the Company recognized advertising costs of approximately $163,000.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Stock-based compensation cost related to stock awards granted under the 2012 Equity Incentive Plan (the 2012 Plan) (see Note 5) is measured at the grant date, based on the fair value of the award, and is recognized as expense over the grantee’s requisite service period on a straight-line basis. The Company estimates the fair value of each stock award on the date of grant using a Black Scholes Merton option- pricing model that uses the assumptions noted in the table below. The Company uses the calculated fair value of its common stock on the date of the grant as the associated market value of its common stock used in the valuation model. The Company estimates the volatility of its common stock at the date of grant based on the volatility of comparable peer companies that are publicly traded. The Company determines the expected life using the simplified method for awards granted to executives and outside advisors, and generally the contractual term for awards granted to employees. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

The Company used the following assumptions for stock awards granted under the 2012 Plan during the period ended September 30, 2021:

Weighted Average Volatility	26.50% - 58.96%
Expected Term	5 - 10 years
Weighted Average Risk-Free Interest Rate	0.38% - 2.79%

Simple Agreements for Future Equity (SAFE) Liability

The Company accounts for SAFE liabilities in accordance with ASC Topic 480-10, Distinguishing Liabilities from Equity, which requires an entity to classify an instrument as a liability if it falls into one of the three following categories:

•	Mandatorily redeemable shares.

•	Instruments (other than an outstanding share) that do or may obligate the issuer to buy back some of its shares in exchange for cash or other assets.

•	Obligations that must or may be settled with a variable number of shares the monetary value of which is based solely or predominantly on:

•	A fixed monetary amount known at inception.

•	A variable other than the fair value of the issuer’s shares such as a market index.

•	A variable inversely related to the fair value of the issuer’s shares.

The Company classifies its SAFE agreements as liabilities since they are to be settled at a fixed price at inception for a variable number of shares, unknown at inception.

Major Customers and Vendors

At September 30, 2021, 40% of accounts receivable was owed to the Company from one individual customer. No major amount was due to any specific vendor.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss)

Comprehensive income (loss) consists of foreign currency translation adjustments related to the effect of translating the accounts and transactions denominated in Canadian dollars, which is the functional currency of Robin Media, Inc., into the Company’s reporting currency of the United States Dollar (USD). The financial statements of Robin Media, Inc. are translated into USD in accordance with ASC 830, Foreign Currency Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the period for revenues, costs, and expenses and historical rates for equity. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in determining other comprehensive income or loss. Cumulative translation gains or losses are presented in the condensed consolidated balance sheet and statement of stockholders’ deficit.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risk. Terms of convertible debt, SAFE notes, and preferred stock instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results. The Company has not identified any embedded derivative financial instruments as of September 30, 2021.

Income Tax

The Company has not recorded federal income tax expense due to its history of net operating losses. Deferred income taxes are accounted for using the balance sheet approach, which requires recognition of deferred tax assets and liabilities for the expected future consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities. A valuation allowance is provided when it is more-likely-than-not that a deferred tax asset will not be realized.

The Company identifies and evaluates uncertain tax positions, if any, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. The Company has not recognized a liability for uncertain tax positions. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company’s tax years subject to examination by the Internal Revenue Service (IRS) are 2016 through 2020.

Recent Accounting Pronouncements

Leases

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. ASU 2016-02 is effective for all interim and annual reporting periods beginning after December 15, 2021. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is in the process of evaluating the impact of ASU 2016-02, and its subsequent amendments, on its financial statements and disclosures.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Revenue Recognition

The Company has adopted ASC 606, which outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. The core principle, involving a five-step process of the revenue model, is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Nature of Services

The Company generates revenue from the facilitation of live and virtual events for its customers. Events can range from Company-structured ticketed events to custom branded events, featuring iconic athletes, celebrity chefs, entertainers, and influencers. Customers can contract to attend events through membership contracts, typically annual periods, or by purchasing facilitation services for a customizable event or group of events. The Company also generates revenue through event sponsorships, which may include exclusive partnership branding, signage, logo placements, and inclusion in marketing materials for events.

Significant Factors in Application of the Guidance

The Company uses the following methods, inputs, and assumptions in its determination of revenue recognition:

Identification of Performance Obligations and Significant Judgments

The Company’s performance obligations consist of providing access to events, services associated with the facilitation of events, and sponsorship services at Company events. Under its membership arrangements with its customers, the Company provides a “stand-ready” promise to exclusive access to events and experiences over the membership period.

The Company also contracts for its services as part of bundled contract arrangements containing more than one performance obligation, which may include a combination of event facilitation and sponsorship services. Significant judgment may be required when determining whether services are considered distinct performance obligations that should be accounted for separately or combined with other performance obligations. For each service in a bundled contract that represents a distinct performance obligation, total consideration is allocated based upon the standalone selling price of the performance obligation, which may require significant judgment. The Company uses the adjusted market assessment approach to estimate the standalone selling price.

Determination of Transaction Price

The transaction price is determined based on the consideration to which the Company will be entitled, and expects to receive, in exchange for transferring services to the customer. The transaction prices of the majority of contracts are fixed. However, under terms of certain contracts, the Company may offer the customer an early payment discount, in which case an estimate of variable consideration is considered in the determination of the transaction price. The majority of the Company’s contracts incorporate provisions for up-front payment by its customers for future event or membership services. As such, any variable consideration, when applicable, is typically known and applied to the overall transaction price prior to recognition of revenue under such contracts.

Timing of Revenue Recognition

Revenues associated with the Company’s membership contracts are generally recognized evenly over the term of the membership contract. Revenues associated with event or sponsorship services are generally recognized at a point in time, typically when the related event occurs. Revenue recognized over time (membership revenue) was approximately $21,000 for the period ended September 30, 2021. All other revenue was recognized at a point in time.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

Contract liabilities primarily relate to advance consideration received from customers for the purchase of membership services or access to future events or sponsorships. Transfer of control occurs and, therefore, revenue is recognized, as services are provided (upon occurrence of an event or over the corresponding membership term). Payments received from customers for memberships, event services, or sponsorships purchased that have not occurred are considered contract liabilities and recorded as deferred revenue in the accompanying condensed consolidated balance sheet. At January 1, 2021 and September 30, 2021, the Company’s contract liabilities totaled approximately $1,985,000 and $2,649,000, respectively. The balance of deferred revenue at September 30, 2021, is expected to be utilized by customers within one year of the financial statement date. The Company did not have contract assets outstanding at January 1, 2021 or September 30, 2021. The Company did not have any material capitalized costs relating to costs to obtain or fulfill contracts during the nine months ended September 30, 2021.

Note 3 - Debt and Other Long-Term Liabilities

Long-Term Debt
A summary of long-term debt outstanding at September 30, 2021, is as follows:
Loan Under the Canada Emergency Business Account; Interest at 0.00% Through
December 31, 2022, Then 5.00% Per Annum Through Maturity Date of December 31, 2025,
Payable Monthly; Principal Due in Full at December 31, 2025; Unsecured	23,602
Total	23,602
Current Portion of Long-Term Debt	—
Long-Term Debt, Net of Current Portion	$23,602

In July 2021, the Company was notified by Pacific Western Bank that the 2020 PPP loan had been forgiven in full, including interest and the same has been recognized as other income in the financial statements.

Aggregate maturities of the Company’s long-term debt at September 30, 2021, by fiscal year, are as follows: Remainder of 2021 - $0; 2022 - $0; 2023 - $0; 2024 - $0; and 2025 - $0, and $23,602 thereafter.

Convertible Debt

In December 2020, the Company issued two individual unsecured convertible promissory notes of $75,000 and $50,000 (Convertible Notes), respectively. Principal and interest under the Convertible Notes is payable upon the earlier of: (i) the one-year anniversary of the date of the Convertible Notes (Maturity Date); or (ii) the occurrence of an event of default, as defined in the Convertible Notes. Interest accrues on the unpaid principal at a rate of 10.00% per annum. The $75,000 Convertible Note is with an individual who is also a shareholder of the Company.

Principal and accrued but unpaid interest is automatically convertible into shares of the Company’s new preferred equity securities issued and sold in association with a future qualified financing, as defined in the Convertible Notes. The number of shares of stock to be issued upon conversion is equal to the total principal and accrued interest being converted divided by 90% of the price per share paid by investors in the qualified financing. In the event of a change in control (as defined) prior to the Maturity Date or a qualified financing, the holders of the Convertible Notes may elect to have the outstanding principal and accrued interest converted into shares of the Company’s Series B-2 Preferred Stock at a price per share equal to $7,500,000 divided by the fully-diluted capital stock of the Company immediately prior to the change of control event. If the Company does not complete a qualified financing or change of control prior to the Maturity Date, the holders may elect to convert the outstanding principal and accrued interest under the Convertible Notes into shares of the Company’s Series B-2 Preferred Stock at a per share price equal to that under a change of control event.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

See further discussion in Note 8 of the settlement of the Convertible Notes subsequent to September 30, 2021, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

SAFE Notes

During 2020, the Company initiated a Crowdfunding campaign under which it issued numerous individual Crowdfunding SAFE notes (SAFE Notes) for a total of $84,428 in gross proceeds. Under the terms of the SAFE Notes, the investors have the right to convert the amount invested (Purchase Amount) into shares of the Company’s capital stock sold in a future equity financing (as defined in the SAFE Notes). The number of shares issued upon conversion is equal to the Purchase Amount divided by either: (i) a per share price equal to the valuation cap ($7,500,000) divided by the fully-diluted capitalization of the Company, or (ii) the price per share of capital stock sold in the equity financing multiplied by the discounted rate of 90%. The conversion rate used will be the rate that results in a greater number of shares of capital stock for the Investors.

As of September 30, 2021, the SAFE Notes had not yet converted, as an equity financing had yet to occur. The SAFE Notes are presented as non-current liabilities on the accompanying condensed consolidated balance sheet until conversion occurs.

See further discussion in Note 8 of the settlement of the SAFE Notes subsequent to September 30, 2021, as a result of the closing on the Unit Exchange Agreement between the Company and Triller Hold Co, LLC.

Note 4 - Preferred Stock

The Company has 37,532,582, $0.0001 par value shares of preferred stock authorized as of September 30, 2021, consisting of 2,634,279 Series A shares, 5,375,576 Series B shares, 16,000,000 Series B-1 shares, and 13,522,727 Series B-2 shares.

All classes of preferred stock are convertible at any time, at the election of the holder, at a conversion price equal to the original issue price of the relevant series of preferred shares. There were no conversions of any class of preferred stock during the period ended September 30, 2021.

Holders of preferred stock of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares into which the preferred shares may be converted. Each share of preferred stock is convertible into one share of common stock, and upon a qualified public offering, as defined by the articles of incorporation, will automatically convert to common stock. Liquidation preference between preferred stock is in the following order: Series B, Series B-1, Series B-2, and Series A.

Note 5 - Stock Options

During 2012, the Company executed the 2012 Stock Incentive Plan, under which 20,713,515 common stock shares are reserved for issuance in the form of shares, restricted shares, or stock options. During the period, the Company issued 402,388 stock options pursuant to the 2012 Stock Incentive Plan. These options allow the holder to purchase an equal number of common stock shares at various exercise prices per share. The options vest at varying terms, including fully-vested upon grant or 25% at the grant date, with the remaining 75% vesting monthly over the following 36 or 48 months. At September 30, 2021, there were vested stock options of 11,837,200. The options issued during 2021 have no intrinsic value.

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company utilizes a third-party valuation service to value the share price of the Company’s common stock, which the Company uses as an input to the calculation of fair value of the options granted. The Company valued the options using the Black Scholes Merton pricing model. At September 30, 2021, approximately $7,000 of unrecognized stock-based compensation expense is expected to be recognized over the weighted average remaining life of 7.8 years.

A summary of option activity is as follows:

	Common Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2020	19,435,530	$0.17	8.9
Granted	402,388	0.17	9.9
Expired/Forfeited	—	—	—

Outstanding at September 30, 2021	19,837,918	0.17	7.8

Exercisable at September 31, 2021	11,837,200	$0.16	7.3

A summary of nonvested option activity is as follows:

Common Shares
Non-Vested at December 31, 2020	10,987,092
Granted	402,388
Vested	(3,388,762)

Non-Vested at September 30, 2021	8,000,718

The weighted-average grant date fair value of non-vested options was less than $0.01 per share for options outstanding at September 30, 2021 and 2020, and for options granted and vested during the year ended September 30, 2021.

The total grant date fair value of vested options at September 30, 2021, was approximately $27,000.

Note 6 - Related-Party Transactions

Prior to 2020, the Company leased office space from JuliusWorks, Inc., a related-party through previous direct ownership and current common ownership, on a month-to-month basis at a rate of $5,000 per month. Approximately $30,000 was owed to JuliusWorks, Inc. at September 30, 2021, and is included in accounts payable and accrued expenses on the accompanying condensed consolidated balance sheet.

Note 7 - Income Taxes

The components of deferred tax assets and liabilities consist of the following:

September 30, 2021
Deferred Tax Assets
Net Operating Loss Carry Forwards	$5,868,000
Depreciation	6,000
Intangible Asset Amortization	3,000

Total Deferred Tax Assets	5,877,000
Less: Valuation Allowance	(5,877,000)

Net Deferred Tax Assets	$—

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The federal net operating loss carry forwards at September 30, 2021 were approximately $27,942,000 and individual state net operating loss carry forwards range from approximately $1,256,000 to $15,696,000, and expire in fiscal year 2035. During the 9 months ended September 30, 2021, the Company’s valuation allowance increased by approximately $209,000.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 9, 2022, the date the condensed consolidated financial statements were available to be issued. With the exception of the matters discussed below, there were no material subsequent events that require recognition or additional disclosure in the condensed consolidated financial statements.

Acquisition

On October 30, 2021, 100% of the Company was acquired by Triller Hold Co LLC for a total consideration of approximately $30.3 million, consisting of equity consideration of approximately $23.9 million and contingent consideration of approximately $6.4 million.

Reorganization

In anticipation of the eventual sale of the Company, Thuzio Holdings, Inc. (HoldCo) was formed in August 2021, and Thuzio Merger Co., Inc., a wholly-owned subsidiary of HoldCo, was formed in October 4 2021.

The Company entered into a series of transactions, effectively consummating a reorganization, pursuant to which:

•	All outstanding rights and obligations of the Company to issue equity interest in respect to the SAFEs were assigned to HoldCo.

•	All outstanding principal sum together with all accrued and unpaid interest thereon, in connection with the Convertible Notes were converted or exchanged into share of preferred stock of the Company.

•

Immediately after the conversion of the Convertible Notes, Thuzio Merger Co., Inc. merged with and into the Company, with the Company being the surviving entity and a direct and wholly-owned subsidiary of HoldCo (the Merger).

•

In connection with the Merger, each share of common stock and preferred stock of the Company, issued and outstanding immediately prior to the effective time of the Merger, converted into the right to receive one validly issued, fully paid and non-assessable share of common stock of HoldCo.

•

In connection with the Merger, all of the issued and outstanding options granted under the 2012 Stock Incentive Plan, and the applicable incentive stock option agreements to which each grantee is a party, was assumed by HoldCo.

•

Immediately after the effective time of the Merger, a certificate of conversion and a certificate of formation were filed with the State of Delaware pursuant to a merger agreement to effectuate a conversion of the Company’s organizational structure from a Delaware corporation to a Delaware limited liability company.

As of immediately after the reorganization, HoldCo owned all of the issued and outstanding securities of the Company.

Unit Exchange Agreement with Triller

Effective October 30, 2021, HoldCo entered into a Unit Exchange Agreement with Triller HoldCo, LLC (Triller) for the transfer, conveyance, and contribution to Triller all outstanding securities of the Company held by

THUZIO, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

HoldCo in exchange for consideration consisting of up to 2,991,181 newly-issued Class B Common Units of Triller, potentially adjusted subsequent to the closing date per terms of the Unit Exchange Agreement.

Conversion of preferred stock

All the outstanding preferred stock as at September 30, 2021 was converted into common stock at 1:1 ratio on October 31, 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Flipps Media Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Flipps Media Inc. and Subsidiary (the Company) as of December 31, 2021, and 2020, and the related statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

/s/ Hudgens CPA, PLLC

www.hudgenscpas.com

We have served as the Company’s auditor since 2021.

Houston, Texas November 19, 2021

1220 Blalock Rd, STE 300

Houston, Texas 77055

713-429-0724

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31

	2020	2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,903,849	1,473,009
Accounts receivable, net	908,771	179,474
Other current assets	$20,730	$9,184

Total Current Assets	6,833,350	1,661,667
Property and equipment, net	52,707	10,333
Intangible assets, net	1,193,293	1,169,270

TOTAL ASSETS	$8,079,350	$2,841,270

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,830,836	$635,240
Other current liabilities	593,130	86,756

Total current liabilities	3,423,966	721,996
Convertible note payable	719,196	703,012
Other long-term liabilities	144,173	—

Total Liabilities	4,287,335	1,425,008

SHAREHOLDERS’ EQUITY
Series A Preferred Stock, $0.0001 par value, 5,872,051 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	587	587
Series A-2 Preferred Stock, $0.0001 par value 18,112,423 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	1,811	1,811
Series Seed Preferred Stock, $0.001 par value 593,400 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	593	593
Common stock, $0.0001 par value, 41,000,000 shares authorized, 8,630,734 shares issued and outstanding as of December 31, 2020 and 2019, respectively	863	863
Additional paid-in capital	12,212,891	12,178,778
Accumulated deficit	(8,381,606)	(10,766,393)
Accumulated other comprehensive income	(43,124)	23

Total stockholders’ equity	3,792,015	1,416,262

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$8,079,350	$2,841,270

See accompanying notes to consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

	2020	2019
Sales	$43,013,973	$8,070,705
Cost of sales	36,406,992	6,121,964

Gross profit	6,606,981	1,948,741

Operating Expenses
General and administrative expenses	4,190,326	2,723,340

Total operating expenses	4,190,326	2,723,340
Income (loss) from Operations	2,416,655	(774,599)
Other income (expenses)
Interest income	1,537	4,635
Interest expense	(17,992)	(23,526)
Other expense	(4,420)	(12,706)

Total other income (expenses)	(20,875)	(31,597)
Income (loss) before income tax expense	2,395,780	(806,196)
Income tax expense	10,993	10,593

Net income (loss)	2,384,787	(816,789)
Other comprehensive income
Foreign currency translation adjustments	(43,147)	15,672

Total comprehensive income (loss)	$2,341,640	$(801,117)

See accompanying notes to consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Series A Preferred Stock		Series A-2 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-In Capital ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit) ($)
	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)	Shares	Amount ($)
Balance December 31, 2018	5,872,051	587	9,755,759	976	593,400	593	8,630,734	863	9,249,108	(9,949,604)	(15,649)	(713,126)

Stock compensation	—	—	—	—			—	—	34,113	—		34,113
Conversion of notes payable to Series A-2 preferred shares	—	—	3,284,784	328	—	—	—	—	1,138,176	—	—	1,138,504
Issuance of Series A-2 preferred shares	—	—	5,071,806	507	—	—	—	—	1,757,381	—	—	1,757,888
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	15,672	15,672
Net loss	—	—	—	—	—	—	—	—	—	(816,789)	—	(816,789)

Balance December 31, 2019	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,178,778	(10,766,393)	23	(1,416,262)

Stock compensation	—	—	—	—	—	—	—	—	34,113	—	—	34,113
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(43,147)	(43,147)
Net income	—	—	—	—	—	—	—	—	—	2,384,787	—	2,384,787

Balance December 31, 2020	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,212,891	(8,381,606)	(43,124)	3,792,015

See accompanying notes to condensed consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2020	2019
Cash Flows From Operating Activities
Net income (loss)	$2,384,787	$(816,789)
Adjustments to reconcile comprehensive loss to cash used in operations
Depreciation and amortization expense	851,425	751,145)
Reserve for doubtful accounts	—	47,000
Stock compensation	34,113	34,113
Changes in operating assets and liabilities:
Accounts receivable	(729,297)	(35,523)
Other current assets	(11,546)	(3,444)
Other assets	(9,449)	31,722
Accounts payable and accrued expenses	1,904,938	(221,340)
Accrued interest on convertible notes	17,992	17,514
Other current liabilities	506,374	7,464

Net Cash Provided By (Used In) Operating Activities	4,949,337	(188,138)

Cash Flows From Investing Activities
Purchase of property and equipment	(3,718)	(71,126)
Capitalized costs of internally developed software	(515,529)	(402,972)

Net Cash Used In Investing Activities	(519,247)	(474,098)

Cash Flows From Financing Activities
Proceeds from issuance of series A-2 preferred stock	—	1,757,888

Net Cash Provided By Financing Activities	—	1,757,888

Effects of Foreign Currency on Cash	750	(56,699)

Net Increase in Cash	4,430,840	1,038,953

Cash — beginning of year	1,473,009	434,056

Cash — end of year	$5,903,849	$1,473,009

Supplemental disclosure of cash flow information:
Interest paid	$3,689	$23,526
Income taxes paid	$10,993	$10,593

Supplemental disclosure of non-cash financing activities:
Conversion of notes payable to Series A-2 preferred stock	$—	$1,138,504

See accompanying notes to consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

Note 1 – Business Organization and Nature of Operations

The consolidated financial statements include the accounts of Flipps Media Inc., and its wholly owned subsidiary, Flipps Media EAD. When applicable, these companies will be referred to as the “Company,” or otherwise stated separately.

Flipps Media Inc., (formerly known as iMediaShare, Inc.) develops and markets a mobile media application that allows users to stream live events. For media rights-holders, the Company distributes and monetizes certain events. Flipps Media Inc. was formed on June 14, 2013 in the state of Delaware.

Flipps Media EAD (formerly known as iMediaShare AD) is registered and located in Bulgaria, and is a wholly owned subsidiary of Flipps Media Inc. Flipps Media EAD specializes in the planning, design, development, testing, and deployment of software and mobile communication solutions and applications which Flipps Media Inc. provides to its end users. Flipps Media EAD was formed on February 3, 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements and related disclosures for the years ended December 31, 2020 and 2019, have been prepared using the accounting principles generally accepted in the United States (“GAAP”).

Principles of Consolidation

The accompanying financial statements reflect the consolidation of the individual financial statements of Flipps Media Inc. and Subsidiary. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2020 and December 31, 2019, the Company has $0, and $0 in cash equivalents, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to valuation and useful life of intangible assets and deferred tax assets. Actual results could materially differ from those estimates.

Revenue Recognition

The Company accounts for its revenues under FASB ASC 606, that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 740-10, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. Cash and cash equivalents are maintained at financial institutions, and, at times, balances may exceed federally insured limits of $250,000. The Company has not experienced any losses related to these balances. Total cash on deposit exceeded federally insured limits by $5,340,436 at December 31, 2020 and 2019, respectively.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term debt, the carrying amounts approximate fair value due to their short maturities.

We adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:

Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Advertising, Marketing and Promotional Costs

Advertising, marketing, and promotional expenses are expensed as incurred and are included in selling, general and administrative expenses on the accompanying statement of operations. For the year ended December 31, 2020 and December 31, 2019, advertising, marketing, and promotion expense was $687,337 and $995,006, respectively.

Recently Issued Accounting Pronouncements

The Company has evaluated all new accounting standards that are in effect and may impact its financial statements and does not believe that there are any other new accounting standards that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Intangible Assets

Intangible assets consist of the following at December 31, 2020:

Description	Useful Life	Carrying Value	Amortization Expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	$3,575,467	$629,493	$(2,763,291)	$812,176
Avid Sports Chat App	5 years	1,015,809	203,162	(654,632)	361,177
Patents and trademarks	20 years	25,904	1,201	(5,964)	19,940
Domain	5 years	4,130	—	(4,130)	—

		$4,621,310	$833,856	$(2,594,161)	$1,193,293

Intangible assets consist of the following at December 31, 2019:

Description	Useful Life	Carrying Value	Amortization Expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	$2,719,468	$499,487	$(2,133,798)	$585,670
Avid Sports Chat App	5 years	1,015,809	203,162	(451,470)	564,339
Patents and trademarks	20 years	24,024	1,201	(4,763)	19,261
Domain	5 years	4,130	—	(4,130)	—

		$3,763,431	$703,850	$(2,594,161)	$1,169,270

Note 4 – Convertible Notes Payable

On July 31, 2018 a Convertible Promissory Note (the “2018 Note”) in the amount of $680,000 bearing interest at a rate of 2.38% per annum, maturing February 1, 2020 was issued between the Company and Avid AI Inc. The 2018 Note was issued in connection with an Asset Purchase Agreement, between the Company and Avid AI Inc. for the Company’s acquisition of Avid AI Inc.’s proprietary Avid Sports Chat App. The outstanding balance of the 2018 Note, including accrued interest was $719,196 as of December 31, 2020.

According to the terms of the agreement, the 2018 Note, at the option of the Company, may be converted into a number of shares of common stock equal to 1.36% of the Company’s fully diluted capitalization. On January 18, 2021, the Company converted the 2018 Note into 525,830 shares of common stock. Upon issuance of the common stock, the 2018 Note was cancelled and the Company was released of all obligations under the 2018 Note with Avid AI, Inc.

On November 8, 2017 seven convertible promissory notes (the “2017 Notes”) in the aggregate amount of $1,039,915 with an interest rate of 8.00% per annum were issued on terms and conditions of a Note Purchase Agreement between the Company and several investors. On January 23, 2019 the 2017 Notes valued at $1,138,506 including accrued interest were converted into 3,284,784 shares of series A-2 Preferred Stock of the Company based on $0.03466 per share conversion price.

Note 5 – Paycheck Protection Program

On May 3, 2020, the Company obtained an unsecured loan of $99,700 under the Paycheck Protection Program Loan program (the “PPP Loan”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) and the Paycheck Protection Program Flexibility Act (the “Flexibility Act”). The Paycheck Protection Program is administered by the United States Small Business Administration. In accordance with the requirements of the CARES Act, the Company used proceeds from the PPP Loan primarily for payroll costs.

Under the terms of the CARES and Flexibility Acts, PPP Loan recipients can apply for and be granted forgiveness for all, or a portion of loans granted under the Paycheck Protection Program. On January 4, 2021, the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On January 28, 2021, the Company received notification the PPP Loan had been forgiven in full.

Note 6 – Shareholders’ Equity

Series Seed Preferred Stock

On October 22, 2013, the Series Seed Preferred Stock (“Series Seed’) was issued in connection with an exchange agreement between Flipps Media EAD and Flipps Media, Inc. Series Seed holders have voting rights equal to common stock holders on an “as converted” basis. The Series Seed holder is entitled to a dividend on par with common stockholders based on the conversion ratio as set forth in the Certificate of Incorporation. In addition, the Series Seed holder is entitled to one director to be elected to the Board of Directors as long as a minimum of 197,800 shares remain outstanding.

Series A and Series A-2 Preferred Stock

The Series A Preferred Stock (“Series A”) and Series A-2 Preferred Stock (“Series A-2”) are convertible into shares of common stock at the option of the holder, at any time, and without the payment of additional consideration by the holder. The conversion is determined by dividing the original issue price of the preferred shares by the conversion price. The conversion price is subject to adjustment based upon events affecting the number of shares of other issuances outstanding (stock dividends, splits, treasury stock purchases). Series A and Series A-2 holders have voting rights Page 12 equal to common stockholders on an “as converted” basis. The preferred stockholders are entitled to a dividend on par with common stockholders based on the conversion ratio as described above. No dividends have been declared for any class of stock since inception.

During the year ended December 31, 2019, 5,071,086 additional shares of Series A-2 were issued for total proceeds of $1,757,888 and 3,284,784 shares of Series A-2 were issued upon conversion of the 2017 Notes (see Note 5)

Liquidation preferences

In the event of liquidation, preferred shareholders will receive liquidation payments according to the following priority and terms:

I.

The holders of the shares of Series A-2 Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.3466 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

II.

After the holders of Series A-2 are paid their preferential amounts required, the holders of the shares of Series A Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.7002 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

III.

After the holders of Series A and A-2 are paid their preferential amounts required, the holders of the shares of Series Seed Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.43815 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

IV.

Only after holders of Series A, A-2 and Series Seed Preferred Stock classes have received their respective payment, holders of Common Stock may receive the remaining funds and assets on a pro rata basis based on the number of shares of Common Stock held by such holder.

Incentive Stock Options

From time to time the Company’s Board of Directors grants incentive stock options to key officers, employees, directors, consultants, and other key persons to acquire ownership interests in the Company. The Plan is administered by the Board of Directors, which has the power and authority to grant options and set terms pursuant to the Plan. The maximum number of shares issuable under the incentive stock option plan is 4,862,107 at December 31, 2020. The stock options are exercisable at a price equal to the market value on the date of the grant as set by the Board of Directors. Vested options may be exercised based on the underlying stock option grant agreements and before the expiration of ten years from the date of the grant. Stock that is issuable upon exercise will be provided by the Company from its pool of authorized but unissued shares. Incentive stock options and warrants are the only forms of stock-based compensation authorized as of December 31, 2020. As of the date of this report, all outstanding options as of December 31, 2020 were fully vested and exercisable.

During the year ended December 31, 2019, the Company granted 200,000 stock options with a strike price of $0.35, which may be exercised before the expiration of ten years from the date of the grant, subject to the vesting schedule for these stock options. No stock options or warrants were issued during the year ended December 31, 2020. Total option expense was $34,113 and $34,113 for the years ended December 31, 2020 and 2019, respectively.

The following is an analysis of options to purchase shares of the Company’s stock issued and outstanding as of December 31, 2020:

	Total Options Issued and Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding at December 31, 2018	2,823,150	$0.41	6
Granted during the year	200,000	0.35	10
Forfeited during the year	—	—	—
Exercised during the year	—	—	—

Outstanding at December 31, 2019	3,023,150	$0.40	7

Granted during the year	—	—	—
Forfeited during the year	—	—	—
Exercised during the year	—	—	—

Outstanding at December 31, 2020	3,023,150	$0.40	6

Exercisable at December 31, 2020	3,023,150	$0.40	6

The following is an analysis of warrants to purchase the Company’s stock issued and outstanding as of December 31, 2020:

	Warrants Outstanding and Authorized	Exercise Price
Outstanding at December 31, 2018	381,000	$0.01
Issued during the year	—	—
Exercised during the year	—	—
Expired during the year	—	—

Outstanding at December 31, 2019	381,000	$0.01

Issued during the year	—	—
Exercised during the year	—	—
Expired during the year	(381,000)	—

Outstanding at December 31, 2020	—	$—

Note 7 – Risks and Uncertainties

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a “Public Health Emergency of International Concern”. Significant restrictions were placed on many businesses, however the Company has not experienced a material reduction in revenue in 2020. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results on future operations is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and containment of the outbreak, effectiveness and availability of vaccines and the impact on the Company’s customers, all of which are uncertain and cannot be predicted.

Note 8 – Subsequent Events

On January 18, 2021, the Company converted the 2018 Note into 525,830 shares of common stock. Upon issuance of the common stock, the 2018 Note was cancelled and the Company was released of all obligations under the 2018 Note with Avid AI, Inc.

On January 4, 2021, the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On January 29, 2021, the Company received notification the PPP Loan had been forgiven in full.

In July of 2021, the Company was acquired by Triller Hold Co, LLC for a combination of cash and equity and became a wholly owned subsidiary of Triller Hold Co, LLC.

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,407,402	5,903,849
Accounts receivable, net	840,036	908,771
Other current assets	8,455	20,730

Total Current Assets	9,255,893	6,833,350
Property and equipment, net	28,027	52,707
Intangible assets, net	941,851	1,193,293

TOTAL ASSETS	$10,225,771	$8,079,350

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,670,862	$2,830,836
Other current liabilities	5,302,032	593,130

Total current liabilities	7,972,894	3,423,966
Note payable	—	719,196
Other long-term liabilities	54,173	144,173

Total Liabilities	8,027,067	4,287,335

SHAREHOLDERS’ EQUITY (DEFICIT)
Series A Preferred Stock, $0.0001 par value, 5,872,051 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	587	587
Series A-2 Preferred Stock, $0.0001 par value 18,112,423 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	1,811	1,811
Series Seed Preferred Stock, $0.001 par value 593,400 shares authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	593	593
Common stock, $0.0001 par value, 41,000,000 shares authorized, 9,156,567 and 8,630,734 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	916	863
Additional paid-in capital	12,932,034	12,212,891
Accumulated deficit	(10,691,416)	(8,381,606)
Accumulated other comprehensive income	(21,160)	(43,124)

Total stockholders’ equity	2,198,704	3,792,015

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$10,225,771	$8,079,350

See accompanying notes to consolidated financial statements

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30

(UNAUDITED)

	2021	2020
Sales	$20,744,561	$3,468,832
Cost of sales	16,693,131	2,417,232

Gross profit	4,051,430	1,051,600

Operating Expenses
General and administrative expenses	6,456,544	753,101

Total operating expenses	6,456,544	753,101

Income (loss) from Operations	(2,405,124)	298,499
Other income (expenses)
Interest income	907	1,007
Interest expense	(1,363)	(8,048)
Gain on forgiveness of PPP loan	90,000	—
Other expense	5,770	—

Total other income (expenses)	95,314	(7,041)

Income (loss) before income tax expense	(2,309,810)	291,458
Income tax expense	24,661	—

Net income (loss)	(2,334,471)	291,458

Other comprehensive income
Foreign currency translation adjustments	21,964	1,998

Total comprehensive income (loss)	$(2,312,507)	$293,456

See accompanying notes to consolidated financial statements

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30

(UNAUDITED)

	Series A Preferred Stock		Series A-2 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2019	5,872,051	587	18,112,349	1,1811	593,400	593	8,630,734	863	12,178,778	(10,766,393)	23	1,416,262
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	1,998	1,998
Net income	—	—	—	—	—	—	—	—	—	291,458	—	291,458

June 30, 2020	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,178,778	(10,474,935)	2,021	1,709,718

	Series A Preferred Stock		Series A-2 Preferred Stock		Series Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
December 31, 2020	5,872,051	587	18,112,349	1,811	593,400	593	8,630,734	863	12,212,891	(8,381,606)	(43,124)	3,792,015
Conversion of notes payable	—	—	—	—	—	—	525,830	53	719,143	—	—	719,196
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	21,964	21,964
Net loss	—	—	—	—	—	—	—	—	—	(2,334,471)	—	(2,334,471)

June 30, 2021	5,872,051	587	18,112,349	1,811	593,400	593	9,156,564	916	12,932,034	(10,716,077)	(21.160)	2,198,704

See accompanying notes to condensed consolidated financial statements

FLIPPS MEDIA INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30

(UNAUDITED)

	2021	2020
Cash Flows From Operating Activities
Net income (loss)	$(2,334,471)	$291,458
Adjustments to reconcile comprehensive loss to cash used in operations
Depreciation and amortization expense	507,552	250,382
Gain on forgiveness of PPP loan	(90,000)	—
Changes in operating assets and liabilities:
Accounts receivable	68,735	(107,762)
Other current assets	12,275	(1,722)
Accounts payable and accrued expenses	4,567,724	(272,558)
Accrued interest on convertible notes	(17,992)	17,514

Net Cash Provided By (Used In) Operating Activities	2,713,823	177,312

Cash Flows From Investing Activities
Purchase of property and equipment	—	(71,126)
Capitalized costs of internally developed software	(231,430)	(402,972)

Net Cash Used In Investing Activities	(231,430)	(474,098)
Effects of Foreign Currency on Cash	21,160	1,998

Net Increase (Decrease) in Cash	2,503,553	(294,788)
Cash – beginning of year	5,903,849	1,473,009

Cash – end of year	$8,407,402	$1,178,221

Supplemental disclosure of cash flow information:
Interest paid	$3,689	$8,048
Income taxes paid	$10,993	$—

Supplemental disclosure of non-cash financing activities:
Conversion of notes payable	$719,196	$—

See accompanying notes to condensed consolidated financial statement

FLIPPS MEDIA INC. AND SUBSIDIARY

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2021

Note 1 – Business Organization and Nature of Operations

The consolidated financial statements include the accounts of Flipps Media Inc., and its wholly owned subsidiary, Flipps Media EAD. When applicable, these companies will be referred to as the “Company,” or otherwise stated separately.

Flipps Media Inc., (formerly known as iMediaShare, Inc.) develops and markets a mobile media application that allows users to stream live events. For media rights-holders, the Company distributes and monetizes certain events. Flipps Media Inc. was formed on June 14, 2013 in the state of Delaware.

Flipps Media EAD (formerly known as iMediaShare AD) is registered and located in Bulgaria, and is a wholly owned subsidiary of Flipps Media Inc. Flipps Media EAD specializes in the planning, design, development, testing, and deployment of software and mobile communication solutions and applications which Flipps Media Inc. provides to its end users. Flipps Media EAD was formed on February 3, 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The Company’s consolidated financial statements and related disclosures have been prepared using the accounting principles generally accepted in the United States (“GAAP”).

Principles of Consolidation

The accompanying financial statements reflect the consolidation of the individual financial statements of Flipps Media Inc. and Subsidiary. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At June 30, 2021 and December 31, 2020, the Company has $0, and $0 in cash equivalents, respectively.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to valuation and useful life of intangible assets and deferred tax assets. Actual results could materially differ from those estimates.

Revenue Recognition

The Company accounts for its revenues under FASB ASC 606, that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer,

(2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The Company adopted the provisions of Accounting Standards Codification (“ASC”) Topic 740-10, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash, cash equivalents and marketable securities. Cash and cash equivalents are maintained at financial institutions, and, at times, balances may exceed federally insured limits of $250,000. The Company has not experienced any losses related to these balances. Total cash on deposit exceeded federally insured limits by $8,157,402 and 5,340,436 at June 30, 2021 and December 31, 2020, respectively.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with GAAP. For certain of our financial instruments, including cash, accounts payable, and the short-term debt, the carrying amounts approximate fair value due to their short maturities.

Triller adopted accounting guidance for financial and non-financial assets and liabilities (ASC 820). This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This guidance does not apply to measurements related to share-based payments. This guidance discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Advertising, Marketing and Promotional Costs

Advertising, marketing, and promotional expenses are expensed as incurred and are included in selling, general and administrative expenses on the accompanying statement of operations. For the six months ended June 30, 2021, advertising, marketing, and promotion expense was 1,585,422.

Recently Issued Accounting Pronouncements

The Company has evaluated all new accounting standards that are in effect and may impact its financial statements and does not believe that there are any other new accounting standards that have been issued that might have a material impact on its financial position or results of operations.

Note 3 – Intangible Assets

Intangible assets consist of the following at June 30, 2021:

Description	Useful life	Carrying Value	Amortization expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	3,806,896	380,690	(3,143,981)	662,915
Avid Sports Chat App	5 years	1,015,809	101,581	(756,213)	259,596
Patents and trademarks	20 years	25,904	601	(6,565)	19,340
Domain	5 years	4,130	—	(4,130)	—

		4,852,739	482,872	(3,910,889)	941,851

Intangible assets consist of the following at December 31, 2020:

Description	Useful life	Carrying Value	Amortization expense	Accumulated Amortization	Net Book Value
Internally developed software	5 years	3,575,467	629,493	(2,763,291)	812,176
Avid Sports Chat App	5 years	1,015,809	203,162	(654,632)	361,177
Patents and trademarks	20 years	25,904	1,201	(5,964)	19,940
Domain	5 years	4,130	—	(4,130)	—

		4,621,310	833,856	(3,428,017)	1,193,293

Note 4 – Convertible Notes Payable

On July 31, 2018 a Convertible Promissory Note (the “2018 Note”) in the amount of $680,000 bearing interest at a rate of 2.38% per annum, maturing February 1, 2020 was issued between the Company and Avid AI Inc. The 2018 Note was issued in connection with an Asset Purchase Agreement, between the Company and Avid AI Inc. for the Company’s acquisition of Avid AI Inc.’s proprietary Avid Sports Chat App. The outstanding balance of the 2018 Note, including accrued interest was $719,196 as of December 31, 2020.

According to the terms of the agreement, the 2018 Note, at the option of the Company, may be converted into a number of shares of common stock equal to 1.36% of the Company’s fully diluted capitalization. On January 18, 2021, the Company converted the 2018 Note into 525,830 shares of common stock. Upon issuance of the common stock, the 2018 Note was cancelled and the Company was released of all obligations under the 2018 Note with Avid AI, Inc.

Note 4 – Paycheck Protection Program

In 5/3/2020, the Company obtained an unsecured loan of $99,700 under the Paycheck Protection Program Loan program (the “PPP Loan”) pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “Cares Act”) and the Paycheck Protection Program Flexibility Act (the “Flexibility Act”). The Paycheck Protection Program is administered by the United States Small Business Administration. In accordance with the requirements of the CARES Act, the Company used proceeds from the PPP Loan primarily for payroll costs.

Under the terms of the CARES and Flexibility Acts, PPP Loan recipients can apply for and be granted forgiveness for all, or a portion of loans granted under the Paycheck Protection Program. On 1/4/2021 the Company filed an application and supporting documentation for forgiveness in full of the PPP Loan. On 1/28/2021, the Company received notification the PPP Loan had been forgiven in full.

Note 5 – Shareholders’ Equity

Series Seed Preferred Stock

On October 22, 2013 the Series Seed Preferred Stock (“Series Seed’) was issued in connection with an exchange agreement between Flipps Media EAD and Flipps Media, Inc. Series Seed holders have voting rights equal to common stock holders on an “as converted” basis. The Series Seed holder is entitled to a dividend on par with common stockholders based on the conversion ratio as set forth in the Certificate of Incorporation. In addition, the Series Seed holder is entitled to one director to be elected to the Board of Directors as long as a minimum of 197,800 shares remain outstanding.

Series A and Series A-2 Preferred Stock

The Series A Preferred Stock (“Series A”) and Series A-2 Preferred Stock (“Series A-2”) are convertible into shares of common stock at the option of the holder, at any time, and without the payment of additional consideration by the holder. The conversion is determined by dividing the original issue price of the preferred shares by the conversion price. The conversion price is subject to adjustment based upon events affecting the number of shares of other issuances outstanding (stock dividends, splits, treasury stock purchases). Series A and Series A-2 holders have voting rights Page 12 equal to common stockholders on an “as converted” basis. The preferred stockholders are entitled to a dividend on par with common stockholders based on the conversion ratio as described above. No dividends have been declared for any class of stock since inception.

Liquidation preferences

In the event of liquidation, preferred shareholders will receive liquidation payments according to the following priority and terms:

I.

The holders of the shares of Series A-2 Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.3466 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

II.

After the holders of Series A-2 are paid their preferential amounts required, the holders of the shares of Series A Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.7002 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

III.

After the holders of Series A and A-2 are paid their preferential amounts required, the holders of the shares of Series Seed Preferred Stock shall be entitled to be paid, before any distributions or payment is made upon any other shares of capital stock of the Company, an amount per share equal to the greater of the original issue price of $0.43815 per share, plus any dividends declared on such shares (subject to any adjustment for stock splits and combinations of shares and for dividends paid);

IV.

Only after holders of Series A, A-2 and Series Seed Preferred Stock classes have received their respective payment, holders of Common Stock may receive the remaining funds and assets on a pro rata basis based on the number of shares of Common Stock held by such holder.

Common Stock

During the six months ended June 30, 2021, the Company issued 525,830 shares of common stock in settlement of the convertible notes payable. (See Note 4)

Incentive Stock Options

From time to time the Company’s Board of Directors grants incentive stock options to key officers, employees, directors, consultants, and other key persons to acquire ownership interests in the Company. The Plan is administered by the Board of Directors, which has the power and authority to grant options and set terms pursuant to the Plan. The maximum number of shares issuable under the incentive stock option plan is 4,862,107 at December 31, 2020. The stock options are exercisable at a price equal to the market value on the date of the grant as set by the Board of Directors. Vested options may be exercised based on the underlying stock option grant agreements and before the expiration of ten years from the date of the grant. Stock that is issuable upon exercise will be provided by the Company from its pool of authorized but unissued shares. Incentive stock options and warrants are the only forms of stock-based compensation authorized as of December 31, 2020. As of the date of this report, all outstanding options as of December 31, 2020 were fully vested and exercisable

Note 7 – Risks and Uncertainties

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China and subsequently spread throughout the world. The World Health Organization has declared the outbreak a “Public Health Emergency of International Concern”. Significant restrictions were placed on many businesses; however the Company has not experienced a material reduction in revenue in 2020. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results on future operations is uncertain. The extent of the impact of COVID-19 will depend on certain developments, including the duration and containment of the outbreak, effectiveness and availability of vaccines and the impact on the Company’s customers, all of which are uncertain and cannot be predicted.

Note 8 – Subsequent Events

In July of 2021, the Company was acquired by Triller Hold Co, LLC for a combination of cash and equity and became a wholly owned subsidiary of Triller Hold Co, LLC.

Independent Auditors’ Report

Board of Directors

Truverse, Inc.

Los Altos, CA

We have audited the accompanying consolidated financial statements of Truverse, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Truverse, Inc. as of December 31, 2020 and 2019 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Tysons, VA

February 10, 2022

DHG is registered in the U.S. Patent and Trademark Office to Dixon Hughes Goodman LLP.

Truverse, Inc.

Consolidated Balance Sheets

December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$1,566,125	$690,362
Accounts receivable, net	355,207	230,867
Prepaid expenses and other assets	128,796	130,175

Total current assets	2,050,128	1,051,404

Property and equipment, net	1,647	273
Other non-current assets	741	—

Total assets	$2,052,516	$1,051,677

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$387,157	$144,847
Accrued payroll and related liabilities	9,008	4,969
Deferred revenue	119,447	39,461
Notes payable	5,630,007	760,396

Total current liabilities	6,145,619	949,673

PPP loan	145,274	—
Notes payable, net of current portion	—	4,850,000

Total liabilities	6,290,893	5,799,673

Stockholders’ deficit:
Common stock	331,623	309,708
Accumulated deficit	(4,621,629)	(5,128,048)
Accumulated other comprehensive income	51,629	70,344

Total stockholders’ deficit	(4,238,377)	(4,747,996)

Total liabilities and stockholders’ deficit	$2,052,516	$1,051,677

See accompanying notes.

Truverse, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years Ended December 31, 2020 and 2019

	Year Ended	Year Ended
	December 31,	December 31,
	2020	2019
Revenue	$3,491,177	$727,174
Cost of revenue	850,898	367,226

Gross profit	2,640,279	359,948

Selling, general and administrative expenses	2,084,449	1,772,705

Income (loss) from operations	555,830	(142,757)

Other expense (income):
Interest expense	15,402	10,385
Other, net	(4,027)	(4,149)

Total other expenses	11,375	6,236

Income (loss) before income taxes	544,455	(1,418,993)

Provision for income taxes	38,036	800

Net income (loss)	$506,419	$(1,419,793)

Comprehensive income (loss):

Net income (loss)	$506,419	$(1,419,703)
Foreign currency translation adjustment	(18,715)	(15,430)

Total comprehensive income (loss)	$487,704	$(1,435,223)

See accompanying notes.

Truverse, Inc.

Consolidated Statements of Changes in Stockholders’ Deficit

Years Ended December 31, 2020 and 2019

				Accumulated Other Comprehensive Income	Total Stockholders’ Deficit

	Common Stock		Accumulated Deficit
	Shares	Amount
Balance, December 31, 2018	93,401,500	$274,708	$(3,708,255)	$85,774	$(3,347,773)
Issuance of shares	5,008,000	35,000	—	—	35,000
Foreign currency translation	—	—	—	(15,430)	(15,430)
Net loss	—	—	(1,419,793)	—	(1,419,793)

Balance, December 31, 2019	98,409,500	309,708	(5,128,048)	70,344	(4,747,996)
Issuance of shares	1,750,000	52,540	—	—	52,540
Repurchase of shares	(4,375,000)	(30,625)	—	—	(30,625)
Foreign currency translation	—	—	—	(18,715)	(18,715)
Net income	—	—	506,419	—	506,419

Balance, December 31, 2020	95,784,500	$331,623	$(4,621,629)	$51,629	$(4,238,377)

See accompanying notes.

Truverse, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	December 31,	December 31,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$506,419	$(1,419,793)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	125	—
Non-cash compensation	14,900	22,100
Paid in-kind interest	15,266	10,347
Changes in assets and liabilities:
Accounts receivable	(124,340)	(150,278)
Prepaid expenses and other assets
Accounts payable and accrued expenses	638	(49,498)
Accrued payroll and related liabilities	4,039	4,969
Deferred revenue	79,986	31,245

Net cash provided by (used in) operating activities	739,343	(1,494,081)

Cash flows from investing activities:
Purchase of property and equipment	(1,499)	(273)

Net cash used in investing activities	(1,499)	(273)

Cash flows from financing activities:
Proceeds from SAFE instruments	15,000	1,225,000
Proceeds from PPP loan	145,274	—
Proceeds from notes payable – related party	—	709,140
Repayment of notes payable – related party	(3,640)	—

Net cash provided by financing activities	156,634	1,934,140

Effect of foreign currency exchange rates	(18,715)	(15,430)

Net increase in cash and cash equivalents	875,763	424,356

Cash and cash equivalents, beginning of year	690,362	266,006

Cash and cash equivalents, end of year	$1,566,125	$690,362

Supplemental disclosures of non-cash investing and financing activities:
Exchange of notes payable – related party for common stock	$21,915	$35,000

Common stock issued in exchange for reduction of notes payable – related party	$(21,915)	$(35,000)

Non-cash increase in notes payable – related party	$(14,900)	$(22,100)

See accompanying notes.

Truverse, Inc.

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Description of business

Truverse, Inc. (“Truverse”), a Delaware corporation doing business as Amplify.ai, was incorporated in June 2016 and is headquartered in Los Altos, California. In March 2018, the Company established a wholly-owned Indian subsidiary, Botworx AI India Private Limited (“Botworx” and together with Truverse, the “Company”). The Company provides an artificial intelligence (“AI”) driven customer engagement platform which enhances conversational experiences with a focus on social messaging platforms and SMS. The Company’s AI platform is used by its customers to improve ways to acquire, engage and transact with users across mobile and desktop platforms to help increase social media effectiveness by converting interactions into personalized one-to-one conversations, leads, and sales.

Principles of consolidation

The consolidated financial statements include the accounts of Truverse and Botworx. All significant intercompany accounts and transactions have been eliminated.

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. Actual results could differ from these estimates.

Cash and cash equivalents

The Company does not have any cash equivalents as of December 31, 2020 and 2019. The Company places its cash with high-quality financial institutions.

Revenue from contracts with customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs (collectively, “ASC 606”) replaced most existing revenue recognition guidance in U.S. GAAP. ASC 606 requires expanded disclosures of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company adopted ASC 606 effective January 1, 2019, using the modified retrospective approach. There were no significant adjustments as a result of adoption of ASC 606.

The Company generates revenue primarily through the sale of short-term subscription services and related monthly support fees, connectivity and usage fees, and implementation services. Revenue from implementation services in 2020 and 2019 were immaterial. Revenue is recognized upon transfer of control of promised services

Truverse, Inc.

Notes to Consolidated Financial Statements

to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Deferred revenue represents cash received from customers for future performance obligations to be satisfied by the Company. Sales taxes and other taxes the Company may collect concurrent with revenue-producing activities are excluded from revenue. The transaction price may be fixed and/or based on usage, depending on the contract. Payment is generally due within 30 days of the invoice date. The Company does not have any significant financing components as substantially all contract terms are one year or less.

Contract liabilities (Deferred revenue)

Deferred revenue primarily consists of amounts billed or collected in advance of revenue recognition as described above. Deferred revenue as of December 31, 2020 and 2019 was $119,447 and $39,461, respectively.

Accounts receivable

Accounts receivable are stated at the amount invoiced to customers less an allowance for doubtful accounts. The allowance for doubtful accounts is based upon a review of outstanding receivables and historical collections. Accounts receivables are generally due within 30 days of customer receipt of an invoice. Accounts past due of more than 180 days are generally considered delinquent. Delinquent receivables are written-off based on individual evaluation and specific circumstances of the customer. The allowance for doubtful accounts totaled $4,522 and $2,980 as of December 31, 2020 and 2019, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are on deposit or invested with high credit quality financial institutions and the Company believes that its credit risk is limited as a result. At times, the balance of cash and cash equivalents may exceed the federally insured limit. The Company has not experienced any losses in its accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents.

During the years ended December 31, 2020 and 2019, approximately 47% of the Company’s total revenue was derived from two individual customers, and 9% was derived from one customer, respectively. As of December 31, 2020 and 2019, approximately 60% of accounts receivable was due from three customers and 49% was due from three customers, respectively.

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimates remaining useful lives of the assets. Depreciation expense was immaterial in each of the years ended December 31, 2020 and 2019.

Foreign currency translation

Balance sheet accounts for Botworx are translated at the exchange rate as of the balance sheet date, and income statement accounts are translated at the average exchange rate for the period. The resulting translation adjustments are included in accumulated other comprehensive loss. Transaction gains and losses resulting from changes in exchange rates are recorded in the statements of operations in the period in which they occur.

Truverse, Inc.

Notes to Consolidated Financial Statements

Income taxes

The Company is subject to foreign, federal and state income taxes. The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. Deferred income tax assets and liabilities are determined based upon the difference between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value when it is not more likely than not that such assets will be realized.

For uncertain income tax positions, the Company uses a more-likely-than-not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more-likely-than-not recognition threshold are measured in order to determine the tax benefit recognized in the financial statements. The Company did not recognize any accrued interest related to unrecognized tax benefits as part of income tax expense. Penalties were immaterial in each of the years ended December 2020 and 2019. The tax return years potentially subject to examination include all tax years from 2017 and thereafter. No uncertain tax positions were noted as of December 31, 2020 and 2019.

Research and development costs

Expenditures for research and development costs are expensed as incurred.

Advertising costs

Advertising costs which relate to ads purchased for resale to the Company’s customer are expensed as incurred. Such advertising costs were approximately $45,300 and $16,300 for the years ended December 31, 2020 and 2019, respectively, and are included in the cost of sales line on the accompanying statements of operations.

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), which established the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This new guidance requires lessees to recognize the lease assets and lease liabilities that arise from leases in the consolidated balance sheets and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This standard is expected to be effective for the Company on January 1, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements.

Subsequent Events

The Company has evaluated the effect subsequent events would have on the consolidated financial statements through February 10, 2022, which is the date the consolidated financial statements were available to be issued. See Note 11.

Truverse, Inc.

Notes to Consolidated Financial Statements

2.	Property and Equipment

The following summarizes property and equipment at December 31:

	2020	2019
Computer equipment	$1,772	$273
Less: accumulated depreciation	(125)	—

	$1,647	$273

Depreciation expense for each of the years ended December 31, 2020 and 2019 was immaterial.

3.	SAFE Instruments

From January 2017 through December 2020, the Company raised $4,865,000 through the issuance of Simple Agreements for Future Equity (“SAFEs”) to various investors. The number and nature of the shares issued to the purchasers of the SAFEs will be determined at the next Equity Financing, which is defined as the sale of at least $5,000,000 in Preferred Stock. The SAFEs expire and terminate upon the next Equity Financing, a Liquidity Event (Change of Control or IPO), or a Dissolution Event, as each of these capitalized terms are defined in the SAFEs. As of December 31, 2020 and 2019, the total proceeds received from SAFE investors was $4,865,000 and $4,850,000, respectively.

The number of shares to be received by the SAFE investors is subject the pricing in the triggering equity financing and includes a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash ranks higher than common stockholders. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of December 31, 2020, the SAFE Agreement had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC Topic 480, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying consolidated balance sheets and adjusted to fair value. As of December 31, 2020, management determined that the carrying value of the SAFEs represented fair value as no qualifying transactions had occurred or contemplated as of such date.

4.	Paycheck Protection Program Loan

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act provided for the establishment of the Paycheck Protection Program (PPP), a new loan program under the Small Business Administration’s 7(a) program providing loans to qualifying businesses. Additionally, loans originated under this program may be forgiven, in whole or in part, if certain criteria are met.

The Company received a PPP loan totaling $145,000 and has elected to account for the funds received in accordance with ASC Topic 470, Debt. In order to be forgiven, funds from these loans may only be used to satisfy payroll costs, costs used to continue health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. The Company believes it has used the proceeds of the loan for qualifying expenses under the PPP. However, additional steps must be taken to apply for and receive forgiveness. The loan accrues interest at a rate of 1% and has an original maturity date of two years which can be extended to five years by mutual agreement of the Company and the lender. Payments are deferred during the deferral period, which began on the loan origination date and extends for 10 months beyond the last day of the Company’s covered period. Any unforgiven portion of the PPP loan is payable in equal installments of principal and interest from the

Truverse, Inc.

Notes to Consolidated Financial Statements

end of the deferral period through the scheduled maturity date. In addition, to the extent the loan is not forgiven, any interest accrued during the deferral period is due on the date of the first payment after the end of the deferral period. The Company has classified the outstanding balance of the loan as a non-current liability in the accompanying balance sheet as of December 31, 2020. Subsequent to year end, the Small Business Administration fully forgave the Company’s loan and accrued interest on February 23, 2021 (See Note 11).

5.	Stockholders’ Deficit

Common stock

As of December 31, 2020, the Company had authorized the issuance of up to 120,000,000 shares of Common Stock, with a par value of $.0001, of which 95,784,500 and 98,409,500 were issued and outstanding as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the Company did not have any authorized Preferred Stock.

The common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The common stockholders have rights to dividends if declared. The Company has not declared any dividends since its inception.

During the years ended December 31, 2020 and 2019, the Company issued 1,750,000 and 5,008,000 shares of Common Stock in exchange for a reduction to the notes payable to one of the Company’s founders (See Note 7).

Additionally, during the year ended December 31, 2020, 4,375,000 of unvested restricted common stock were repurchased in exchange for an addition to the related party note to one of the Company’s founders.

6.	Share-based Awards

The Company has adopted a stock plan (the “2016 Stock Plan”) and had reserved 46,200,000 shares of common stock for issuance under the plan as of December 31, 2019. The Company increased the authorized shares by 10,000,000 during 2020. Eligible plan participants include employees, directors, consultants and other service providers. The Plan permits the granting of incentive stock options, nonqualified stock options and restricted stock awards. The terms of the stock option grants are determined by the Board of Directors. The Company’s stock options and restricted stock awards vest according to the terms in each awardee’s agreements and generally vest over four years and generally have a term of ten years.

Truverse, Inc.

Notes to Consolidated Financial Statements

The following summarizes the activity under the 2016 Stock Plan for the years ending December 31, 2020 and 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2019	9,544,000	$0.005	9.92
Granted	—	—	—
Exercised	(8,000)	0.005	—
Forfeited or expired	(837,000)	0.005	—

Outstanding at December 31, 2019	8,699,000	$0.005	8.92
Granted	726,500	0.03	—
Exercised	—	—	—
Forfeited or expired	(30,000)	0.01	—

Outstanding at December 31, 2020	9,395,500	$0.007	8.04

Options exercisable at December 31, 2020:
Vested shares	3,515,488	0.007	6.47
Vested and expected to vest	9,395,500	$0.007	8.04

During the years ended December 31, 2020 and December 31, 2019, the Company issued 1,750,000 and 5,000,000 shares, respectively, of restricted common stock under the 2016 Stock Plan, at per-share prices of $0.03 and $0.007 respectively.

There was no compensation cost recognized for with respect to stock options and restricted stock awards for the years ended December 31, 2020 and 2019 as the expense was immaterial.

7.	Related Party Transactions

One of the Company’s founding officers/owners lent the Company funds to meet liquidity needs and operating expenses, including the deferral of salary. The agreement is not formally documented. The outstanding amount bears an interest rate of 2% based on mutual agreement of the Company and the lender. As of December 31, 2020 and 2019, the note payable and accrued interest totaled $765,006 and $760,356, respectively, and are included in the current portion of notes payable on the consolidated balance sheets. Interest expense on this related party note payable was $15,266 and $10,348 for the years ended December 31, 2020 ad 2019, respectively.

8.	Commitments and Contingencies

Leases

The Company leases office space under non-cancellable operating lease agreements which expire through 2021. Lease expense for the years ended December 31, 2020 and 2019 was $102,767 and $139,904, respectively.

Estimated future minimum lease payments under non-cancelable lease agreements are $7,016 as of December 31, 2020.

Truverse, Inc.

Notes to Consolidated Financial Statements

9.	Income Taxes

The components of the Company’s income tax provision (benefit) consisted of the following:

	2020	2019
Current tax expense
Federal	$—	$—
State	4,627	800
Foreign	34,150	—

	38,777	800
Deferred tax expense
Federal	—	—
State	—	—
Foreign	(741)	—

	(741)	800
Total income tax expense	$38,036	$800

The significant components of deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019 consisted of the following:

	2020	2019
Deferred tax assets (liabilities)
Net operating loss carryforwards - US	$939,029	$1,064,100
Net operating loss carryforwards - Foreign	—	7,804
Accounts receivable allowance	1,122	2,432
Accrued liabilities	1,135	476
Tax credits	99,753	47,376
Depreciation	(12)	—

Net deferred tax assets	1,041,039	1,121,468
Valuation allowance	(1,040,285)	(1,121,468)

Total deferred tax assets	$741	$—

As of December 31, 2020 and 2019, the Company had deferred tax assets of approximately $1,041,039 and $1,121,468, respectively, which consisted primarily of net operating loss (“NOL”) carryforwards and tax credits. The Company has recorded a valuation allowance against almost all of its net deferred tax assets, as management believes that it is not more-likely-than-not that the Company will realize the benefit of the deferred tax asset. As a result, the accompanying financial statements do not reflect any net benefit for deferred tax assets.

As of December 31, 2020, the Company had approximately $4.4 million and $4.9 million of federal and state NOL carry-forwards, respectively, that begin expiring in 2036 and carryforward indefinitely for the NOLs generated after December 31, 2017 per the Tax Cuts and Jobs Act (TCJA) passed in December 2017. The timing and manner in which the Company can utilize operating loss carryforwards and other deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership.

The difference in the Company’s income taxes computed at statutory rates and those at effective rates is due primarily to the valuation allowance.

Truverse, Inc.

Notes to Consolidated Financial Statements

As of December 31, 2020 and 2019, the Company had refundable research and development tax credits of $118,525 and $95,837, respectively, which are included within prepaid expenses and other current assets on the consolidated balance sheets.

10.	Covid-19

In March 2020, the World Health Organization declared the outbreak and spread of COVID-19, a novel strain of Coronavirus, a pandemic. The coronavirus outbreak has had far reaching and unpredictable impacts on the global economy, supply chains, financial markets, and global business operations of a variety of industries. Governments have taken substantial action to contain the spread of the virus including mandating social distancing, suspension of certain gatherings, and shuttering of certain nonessential businesses.

The extent to which it will impact the Company going forward will depend on a variety of factors including the duration and continued spread of the outbreak, impact on the Company’s customers, employees and vendors, as well as governmental, regulatory and private sector responses. Further, the pandemic may have a significant impact on management’s accounting estimates and assumptions. The financial statements do not reflect any adjustments as a result of this increase in economic uncertainty.

11.	Subsequent Events

The Company has evaluated subsequent events through February 10, 2022, the date on which the financial statements were available to be issued.

PPP loan forgiveness

In February 2021, the Company received notification from the SBA that the PPP loan received in 2020 (see Note 4) was forgiven in full. There was no recognition of the debt forgiveness in the financial statements for the year ended December 31, 2020. The financial effect of the PPP loan forgiveness of $145,274 will be recognized as a gain and a reduction of the debt obligation in 2021.

Acquisition by Triller

On December 13, 2021, Truverse HoldCo, Inc. (Holdings), Truverse Merger Sub, Inc. (Merger Sub), and Truverse Inc. (Company) executed a merger agreement and consummated a merger pursuant to which Merger Sub merged with and into the Company., with the Company surviving the merger as a direct, wholly owned subsidiary of Holdings. As part of the merger, each outstanding share of common stock of the Company was canceled and converted into one share of Class A common stock, par value $0.0001 per share, of Holdings. Each simple agreement for future equity of the Company issued and outstanding immediately as of December 13, 2021 was converted into shares of Class B common stock, par value $0.0001 per share, of Holdings. Each share of Company common stock that was owned by the Company (as treasury stock or otherwise) was automatically canceled and retired and ceased to exist. All of the shares of the Merger Sub common stock were converted into and exchanged for one share of common stock, par value $0.0001 per share, of the Company. Therefore, as a result of the merger and the transactions contemplated by the agreement, Holdings owned all of the issued and outstanding shares of the Company of every class and series.

On December 13, 2021, Triller Hold Co LLC (Triller), Truverse, Inc. (Company), and Truverse HoldCo, Inc. (Holdings) entered into a share and unit exchange agreement. As part of the agreement, Triller issued to Holdings 8,051,962 Triller Class B Common Units in exchange for all of the issued and outstanding capital stock of every class and series of the Company. Therefore, Triller wholly owns the Company as a result of the transactions contemplated by the exchange agreement.

Truverse, Inc.

Condensed Consolidated Balance Sheets

September 30, 2021 and December 31, 2020

(Unaudited)

	September 30,	December 31,
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$1,011,623	$1,566,125
Accounts receivable	808,709	355,207
Prepaid expenses and other assets	136,017	128,796

Total current assets	1,956,349	2,050,128
Property and equipment, net	3,905	1,647
Other non-current assets	741	741

Total assets	$1,960,995	$2,052,516

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued expenses	$417,764	$387,157
Accrued payroll and related liabilities	24,580	9,008
Deferred revenue	77,955	119,447
Notes payable	5,641,527	5,630,007

Total current liabilities	6,161,826	6,145,619
PPP loan	—	145,274

Total liabilities	6,161,826	6,290,893

Stockholders’ deficit:
Common stock	331,623	331,623
Retained earnings	(4,579,333)	(4,621,629)
Accumulated other comprehensive income	46,879	51,629

Total stockholders’ deficit	(4,200,831)	(4,238,377)

Total liabilities and stockholders’ deficit	$1,960,995	$2,052,516

Truverse, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

Nine Months Ended September 30, 2021 and 2020

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Revenue	$2,980,589	$2,176,526
Cost of revenue	834,934	333,269

Gross profit	2,145,655	1,843,257
Selling, general and administrative expenses	2,231,102	1,686,870

(Loss) income from operations	(85,447)	156,387

Other expense:
Interest expense	10,714	11,697
Other, net	(149,886)	(2,354)

Total other (income) expense	(139,172)	9,343

Income before income taxes	53,725	147,044
Provision for income taxes	11,429	9,929
Net income	$42,296	$137,115

Comprehensive income (loss)
Net income	$42,296	$137,115
Foreign currency translation adjustment	(4,750)	(21,426)

Total comprehensive income	$37,546	$115,689

Truverse, Inc.

Condensed Consolidated Statements of Changes in Stockholders’ Deficit

Nine Months Ended September 30, 2021 and 2020

(Unaudited)

				Accumulated Other	Total
	Common Stock		Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Deficit	Income	Equity
Balance, December 31, 2019	98,409,500	$309,708	$(5,128,048)	$70,344	$(4,747,996)
Issuance of shares	1,750,000	52,540	—	—	52,540
Repurchase of shares	(4,375,000)	(30,625)	—	—	(30,625)
Foreign currency translation	—	—	—	(21,426)	(21,426)
Net income	—	—	137,115	—	137,115

Balance, September 30, 2020	95,784,500	331,623	(4,990,933)	48,918	(4,610,392)
Balance, December 31, 2020	95,784,500	331,623	(4,621,629)	51,629	(4,238,377)
Foreign currency translation	—	—	—	(4,750)	(4,750)
Net income	—	—	42,296	—	42,296

Balance, September 30, 2021	95,784,500	$331,623	$(4,579,333)	$46,879	$ `(4,200,831)

Truverse, Inc.

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2021 and 2020

(Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net income	$42,296	$137,115
Adjustments to reconcile net income to net cash
(used in) provided by operating activities:
Depreciation and amortization	1,102	61
Non-cash compensation	—	10,559
Paid in-kind interest	11,520	11,423
Gain on extinguishment of PPP loan	(145,274)	—
FV adjustment on SAFE instruments	—	—
Changes in assets and liabilities
Accounts receivable	(453,502)	(95,423)
Prepaid expenses and other assets	(7,221)	(16,410)
Accounts payable and accrued expenses	30,607	156,437
Accrued payroll and related liabilities	15,572	6,359
Deferred revenue	(41,492)	118,386

Net cash (used in) provided by operating activities	(546,392)	328,507
Cash flows from investing activities:
Purchase of property and equipment	(3,360)	(847)

Net cash used in investing activities	(3,360)	(847)
Cash flows from financing activities:
Proceeds from PPP loan	—	145,274

Net cash provided by financing activities	—	145,274

Effect of foreign currency exchange rates	(4,750)	(21,426)
Net (decrease) increase in cash and cash equivalents	(554,502)	451,508
Cash and cash equivalents, beginning of year	1,566,125	690,362

Cash and cash equivalents, end of period	$1,011,623	$1,141,870

Supplemental disclosures of non-cash investing and financing activities:
Exchange of notes payable – related party for issuance of common stock	$—	$21,915

Common stock issued in exchange for reduction of notes payable – related party	$—	$(21,915)

Non-cash increase in notes payable – related party	$—	$(10,559)

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.	Business Description and Basis of Presentation

Description of business

Truverse, Inc. (“Truverse”), a Delaware corporation, was incorporated in June 2016 and is headquartered in Los Altos Hills, California. In March 2018, the Company established a wholly-owned Indian subsidiary, Botworx AI India Private Limited (“Botworx” and together with Truverse, the “Company”). The Company provides an artificial intelligence (“AI”) driven customer engagement platform which enhances conversational experiences with a focus on social messaging platforms. The Company’s AI platform is used by its customers to improve ways to acquire, engage and transact with users across mobile and desktop platforms to help increase social media effectiveness by converting interactions into personalized one-to-one conversations, leads, and sales.

Basis of presentation

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (”SEC”). The consolidated financial statements include the accounts of Truverse and Botworx. All significant intercompany accounts and transactions have been eliminated. As permitted for interim reporting, certain footnotes or other financial information that are normally required by U.S. GAAP may be condensed or omitted, unless otherwise required by U.S. GAAP or SEC rules and regulations. The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements of the Company. These condensed consolidated financial statements should be read in conjunction with the December 31, 2020 consolidated financial statements and footnotes. The financial data and other information disclosed in these Notes to Condensed Consolidated Financial Statements (Unaudited) related to the nine months ended September 30, 2021 and 2020 are unaudited. These unaudited interim financial statements have been prepared on the same basis as the annual consolidated statements and, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the Company’s financial condition and results of operations and cash flows for the interim period presented. The results of the nine months ended September 30, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any future period.

2.	Summary of Significant Accounting Policies

There have been no material changes to the Company’s significant accounting policies as of and for the nine months ended September 30, 2021, as compared to the significant accounting policies described in the Company’s audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019.

Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these condensed consolidated financial statements and accompanying disclosures. Estimates and assumptions are primarily utilized in accounting for revenue recognition, allowance for doubtful accounts and income taxes. Actual results could differ from these estimates and any such differences may be material to the accompanying consolidated financial statements.

Contract liabilities (deferred revenue)

Contract liabilities consist of deferred revenue which includes amounts billed or collected in advance of revenue recognition from maintenance and support services described above. Deferred revenue as of September 30, 2021, and December 31, 2020 was $77,955 and $119,447, respectively.

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Accounts receivable and allowance for doubtful accounts

Accounts receivable are states at the amount invoiced to customers less an allowance for doubtful accounts. The allowance for doubtful accounts is based upon a review of outstanding receivables and historical collection reserve. Accounts receivables are due within 30 days of customer receipt of an invoice. Accounts past due of most than 90 days are considered delinquent. Delinquent receivables are written-off based on individual evaluation and specific circumstances of the customer. The allowance for doubtful accounts totaled $4,456 and $4,522 as of September 31, 2021 and December 31, 2020, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents are on deposit or invested with high credit quality financial institutions and the Company believes that its credit risk is limited as a result. At times, the balance of cash and cash equivalents may exceed the federally insured limit. The Company has not experienced any losses in its accounts and believes it is not exposed to a significant credit risk on its cash and cash equivalents.

During the nine months ended September 30, 2021 and 2020, approximately 44% and 40%, respectively, of the Company’s total revenue was derived from two individual customers. As of September 30, 2021 and 2020, approximately 20% and 22% of accounts receivable was due from one individual customer.

Research and development costs

Expenditures for research and development costs are expensed as incurred.

Advertising costs

Advertising costs which relate to ads purchased for resale to the Company’s customers are expensed as incurred. Such advertising costs were approximately $76,000 and $26,000 for the nine months ended September 30, 2021 and 2020, respectively, and are included in the cost of sales line on the accompanying statements of operations.

Recent accounting pronouncements not yet adopted

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU No. 2016-02, “Leases” (Topic 842), which established the principles to report transparent and economically neutral information about the assets and liabilities that arise from leases. This new guidance requires lessees to recognize the lease assets and lease liabilities that arise from leases in the consolidated balance sheets and to disclose qualitative and quantitative information about lease transactions, such as information about variable lease payments and options to renew and terminate leases. This standard is expected to be effective for the Company on January 1, 2022. The Company is currently evaluation the impact this guidance may have on its consolidated financial statements.

3.	SAFE Instruments

From January 2017 through December 2020, the Company raised $4,865,000 through the issuance of Simple Agreements for Future Equity (“SAFEs”) to various investors. The number and nature of the shares issued to the purchasers of the SAFEs will be determined at the next Equity Financing, which is defined as the sale of at least $5,000,000 in Preferred Stock. The SAFEs expire and terminate upon the next Equity Financing, a Liquidity Event (Change of Control or IPO), or a Dissolution Event, as each of these capitalized terms are defined in the SAFEs. As of September 30, 2021 and December 31, 2020, the total proceeds received from SAFE investors was $4,865,000.

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

The number of shares to be received by the SAFE investors is subject the pricing in the triggering equity financing and includes a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash ranks higher than common stockholders. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of September 30, 2021, the SAFE Agreements had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC Topic 480, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying condensed consolidated balance sheets and adjusted to fair value. As of September 30, 2021, management determined that no adjustment to the carrying value of the SAFEs was required.

4.	Paycheck Protection Program Loan

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act provided for the establishment of the Paycheck Protection Program (PPP), a new loan program under the Small Business Administration’s 7(a) program providing loans to qualifying businesses. Additionally, loans originated under this program may be forgiven, in whole or in part, if certain criteria are met.

The Company received a PPP loan totaling $145,000 and elected to account for the funds received in accordance with ASC Topic 470, Debt. In order to be forgiven, funds from these loans were required to be used to satisfy payroll costs, costs used to continue health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. The Company applied for loan forgiveness with the SBA in February 2021 and received full forgiveness of the principal and accrued interest and recognized a gain on extinguishment of $145,274 which is included within other income in the statement of operations for the nine months ended September 30, 2021.

5.	Stockholders’ Equity

Common stock

During the nine months ended September 30, 2021 and 2020, the Company issued 0 and 1,750,000 shares of Common Stock, respectively, in exchange for a reduction to the notes payable to one of the Company’s founders (See Note 6 ). Additionally, during the nine months ended September 30, 2021 and 2020, 0 and 4,375,000 shares of unvested restricted common stock, respectively, were repurchased in exchange for an addition to the related party note to one of the Company’s founders.

During the nine months ended September 30, 2021 and 2020, the Company issued 0 and 726,500 stock options, respectively. Additionally, the Company granted 0 and 1,750,000 restricted stock awards during the nine months ended September 30, 2021 and 2020, respectively. All of the restricted stock awards granted during the nine months ended September 30, 2020 were immediately vested. During the nine months ended September 30, 2021 and 2020, 911,675 and 952,154 stock options vested, respectively. No compensation expense was recorded for the grant of stock options or restricted stock awards during the nine months ended September 30, 2021 and 2020 as the expense was immaterial. As of September 30, 2021, 9,395,500 stock options were issued and outstanding. of which 4,427,163 were vested.

6.	Related Party Transactions

One of the Company’s founding officers/owners lent the Company funds to meet liquidity needs and operating expenses, including the deferral of salary. The agreement is not formally documented. The outstanding amount bears an interest rate of 2% based on mutual agreement of the Company and the lender. As of September 30, 2021 and December 31, 2020, the note payable and accrued interest totaled $776,526 and $760,356, respectively, and are included in the current portion of notes payable on the consolidated balance sheets. Interest expense on this related party note payable was $11,520 and $11,423 for the nine months ended September 30, 2021 and 2020, respectively.

Truverse, Inc.

Notes to Condensed Consolidated Financial Statements (Unaudited)

7.	Income Taxes

The Company’s interim effective tax rate is based on our estimated annual effective tax rate of 21.27% and 6.75%, for the nine months ended September 30, 2021 and 2020, respectively. The effective tax rate is different from the U.S federal statutory rate during the nine months ended September 30, 2020 due to the effect of the valuation allowances placed on the Company’s deferred tax assets and changes in tax rates.

The Company recorded an income tax provision of $11,285 and $9,929 for the nine months ended September 30, 2021 and 2020, respectively. Valuation allowances are established against the Company’s deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not threshold. The Company does not believe that it is more likely than not, that the deferred tax assets will be realized and accordingly, maintains the valuation on the net deferred tax asset balances.

8.	Covid-19

In March 2020, the World Health Organization declared the outbreak and spread of COVID-19, a novel strain of Coronavirus, a pandemic. The coronavirus outbreak has had far reaching and unpredictable impacts on the global economy, supply chains, financial markets, and global business operations of a variety of industries. Governments have taken substantial action to contain the spread of the virus including mandating social distancing, suspension of certain gatherings, and shuttering of certain nonessential businesses.

The extent to which it will impact the Company going forward will depend on a variety of factors including the duration and continued spread of the outbreak, impact on the Company’s customers, employees and vendors, as well as governmental, regulatory and private sector responses. Further, the pandemic may have a significant impact on management’s accounting estimates and assumptions. The financial statements do not reflect any adjustments as a result of this increase in economic uncertainty.

9.	Subsequent Events

The Company has evaluated subsequent events through February 9, 2022, the date on which the financial statements were available to be issued.

VERZUZ, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

VERZUZ, LLC

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

Assurance – Tax – Advisory

INDEPENDENT AUDITOR’S REPORT

To the Members’

of Verzuz LLC

We have audited the accompanying financial statements of Verzuz LLC (a [State of Incorporation] corporation), which comprise the balance sheet as of December 31, 2020, and the related statement of income, members’ capital, and cash flows for the period from April 9, 2020 (Inception) through December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verzuz LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from April 9, 2020 (Inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

/s/Hudgens CPA, PLLC

We have served as the Company’s auditor since 2021

Houston, Texas

December 1, 2021

1220 Blalock Rd, STE 300

Houston, Texas 77055

713-429-0724

VERZUZ, LLC

CONSOLIDATED BALANCE SHEET

December 31, 2020
ASSETS
Current Assets
Cash	$80
Total Current Assets	80

Total Assets	$80

LIABILITIES AND MEMBERS’ CAPITAL
Current Liabilities
Accounts payable – related party	$15,000

Total Liabilities	15,000
Members’ Capital
Partners’ Capital	(14,920)

Total Members’ Capital	(14,920)

Total Liabilities and Members’ Capital	$80

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from April 9, 2020 (Inception) through December 31, 2020
Revenue
Revenues, net	$1,442,308

Operating Expenses
Selling, general and administrative	493,189

Total Operating Expenses	493,189

Profit from Operations	949,119
Provision from Income Taxes	—

NET PROFIT	$949,119

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ CAPITAL

Members’ Capital
Balance April 9, 2020	—

Member distributions – 2020	$(964,039)
Net income	949,119

Balance December 31, 2020	$(14,920)

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from April 9, 2020 (Inception) through December 31, 2020
Cash flows from operating activities:
Net Profit	$949,119
Adjustments to reconcile net profit to net cash provided by operating activities:
Accounts payable – related party payable	15,000

Net Cash Provided By Operating Activities	964,119

Cash Flows From Investing Activities:
—

Net Cash Used in Investing Activities	—

Cash Flows From Financing Activities
Partner distributions	(964,039)

Net Cash Provided by Financing Activities	(964,039)

Net Increase in Cash	80
Cash at Beginning of Period	—

Cash at End of Period	$80

The accompanying notes are an integral part of the consolidated financial statements.

VERZUZ, LLC

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020

NOTES 1 – ORGANIZATION AND BUSINESS

The Company began as an impromptu broadcast before taking on the form of a brand, adopting a logo and official social media accounts with subsequent matches. The Company’s brand gained its official trademark in April 2020, as registered by Timbaland. August 2020, broadcast series began a partnership with streaming service Apple Music and social media platform Twitter, integrating Apple’s audiovisual capabilities with Twitter’s social-engagement aspect.

The idea of creating a live battle was conceived by Timbaland and Swizz Beatz in 2017, which led to a ‘producer clash’ battle during Hot 97 Summer Jam concert in 2018. The live show consisted of two challengers in the entertainment industry who compete with their best hit records. The Company’s webcasts became an online streaming show during the Covid-19 pandemic, and have since become some of the highest viewership webcasts in it’s marketspace.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management further acknowledges that it is solely responsible for adopting sound accounting practices, establishing and maintaining a system of internal accounting control and preventing and detecting fraud. The Company’s system of internal accounting control is designed to assure, among other items, that (1) recorded transactions are valid; (2) valid transactions are recorded; and (3) transactions are recorded in the proper period in a timely manner to produce financial statements which present fairly the financial condition, results of operations and cash flows of the Company for the respective periods being presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principals of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Company accounts for cash and cash equivalents under FASB ASC 305, “Cash and Cash Equivalents”, and considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations

Major Customers

The Company had three customers that made up 48%, 35%, and 17% respectively of total income as of December 31, 2020.

Financial Instruments

The Company’s balance sheet is limited to organizational startup costs as the Company’s operations bean on April 9, 2020. ASC 820, “Fair Value Measurements and Disclosures,” defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 -

Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -	Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring basis.

Long-lived Assets

Long-lived assets such as property, equipment and identifiable intangibles are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risk associated with the recovery of the assets. We did not recognize any impairment losses for any periods presented. As of December 31, 2020, the Company does not have any Long-Lived Assets.

Property and Equipment

The Company follows ASC 360, Property, Plant, and Equipment, for its fixed assets. Equipment is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets (3 years). As of December 31, 2020, the Company did not have any Fixed Assets.

Revenue Recognition

The Company generates its revenue from music artist royalties and product endorsements fees. Under Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No. 2014-09 (Topic 606) “Revenue from Contracts with Customers”, revenue from contracts with customers is measured based on the consideration specified in the contract with the customer, and excludes any sales incentives and amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service to a customer and is the unit of account under Topic 606. The Company’s contracts with its customers do not include multiple performance obligations. It recognizes revenue when a performance obligation is satisfied by transferring control over a product or service to a customer. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for such products or services.

Income Taxes

The provision for income taxes and deferred income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. On a periodic basis, the Company assesses the probability that its net deferred tax assets, if any, will be recovered. If after evaluating all of the positive and negative evidence, a conclusion is made that it is more likely than not that some portion or all of the net deferred tax assets will not be recovered, a valuation allowance is provided by a charge to tax expense to reserve the portion of the deferred tax assets which are not expected to be realized.

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file.

When there are uncertainties related to potential income tax benefits, in order to qualify for recognition, the position the Company takes has to have at least a “more likely than not” chance of being sustained (based on the position’s technical merits) upon challenge by the respective authorities. The term “more likely than not” means a likelihood of more than 50 percent. Otherwise, the Company may not recognize any of the potential tax benefit associated with the position. The Company recognizes a benefit for a tax position that meets the “more likely than not” criterion at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon its effective resolution. Unrecognized tax benefits involve management’s judgment regarding the likelihood of the benefit being sustained. The final resolution of uncertain tax positions could result in adjustments to recorded amounts and may affect results of operations, financial position and cash flows.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties for the fiscal year ended December 31, 2020 and has not recognized interest and/or penalties during the period since there are no material unrecognized tax benefits. Management believes no material change to the amount of unrecognized tax benefits will occur within the next twelve months.

The tax years subject to examination by major tax jurisdictions are limited to the year 2020 and forward by the U.S. Internal Revenue Service.

Recent accounting pronouncements

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2020, the Company was advanced funds by a member for operating expenses incurred by the Company. The funds due to the member are carried as accounts payable – related party, and are due to the member when the Company is capable of repaying the accumulated expense and are not accumulating any interest due. At December 31 2020, the total due to related parties is $15,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, the Company is experiencing increase of revenue

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation the following material events have occurred that require disclosure.

On January 27, 2021, the Company entered into an acquisition agreement with Triller Hold Co, LLC, whereby the Company would become a wholly-owned subsidiary of Triller Hold Co, LLC.

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

SEACHANGE INTERNATIONAL, INC.,

a Delaware corporation; and

TRILLER HOLD CO LLC,

a Delaware limited liability company

Dated as of December 22, 2021

SECTION 1.	DESCRIPTION OF TRANSACTION	A-1
1.1	The Merger	A-1
1.2	Effects of the Merger	A-2
1.3	Closing; Effective Time	A-2
1.4	Certificate of Incorporation and Bylaws; Directors and Officers	A-2
1.5	Conversion of Buyer Shares and Company Common Units	A-2
1.6	Closing of the Transfer Books	A-4
1.7	Appraisal Rights	A-5
1.8	Further Action	A-5
1.9	Withholding	A-5
1.10	Payment of Transaction Expenses; Working Capital	A-6
1.11	Intentionally Omitted	A-6
1.12	Election Procedures	A-6
1.13	Buyer to Make Shares Available	A-8
1.14	Exchange of Shares or Interests	A-8

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-10
2.1	Due Organization; Subsidiaries	A-10
2.2	Organizational Documents	A-11
2.3	Authority; Binding Nature of Agreement	A-11
2.4	Vote Required	A-11
2.5	Non-Contravention; Consents	A-11
2.6	Capitalization	A-12
2.7	Financial Statements	A-13
2.8	Absence of Changes	A-14
2.9	Absence of Undisclosed Liabilities	A-14
2.10	Title to Assets	A-14
2.11	Real Property; Leasehold	A-15
2.12	Intellectual Property	A-15
2.13	Agreements, Contracts and Commitments	A-16
2.14	Compliance; Permits; Restrictions	A-16
2.15	Legal Proceedings; Orders	A-17
2.16	Tax Matters	A-18
2.17	Employee and Labor Matters; Benefit Plans	A-19
2.18	Environmental Matters	A-22
2.19	Insurance	A-23
2.20	No Financial Advisors	A-23
2.21	Transactions with Affiliates	A-23
2.22	Anti-Bribery and International Trade Laws	A-23
2.23	COVID-19 Matters	A-24
2.24	Truverse Transaction	A-24
2.25	Disclaimer of Other Representations or Warranties	A-25

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF BUYER	A-25
3.1	Due Organization; No Subsidiaries	A-25
3.2	Organizational Documents	A-26
3.3	Authority; Binding Nature of Agreement	A-26
3.4	Fairness Opinion	A-26
3.5	Vote Required	A-26
3.6	Non-Contravention; Consents	A-26

- i -

3.7	Capitalization	A-27
3.8	SEC Filings; Financial Statements	A-28
3.9	Absence of Changes	A-30
3.10	Absence of Undisclosed Liabilities	A-30
3.11	Title to Assets	A-30
3.12	Real Property; Leasehold	A-30
3.13	Intellectual Property	A-30
3.14	Agreements, Contracts and Commitments	A-31
3.15	Compliance; Permits; Restrictions	A-32
3.16	Legal Proceedings; Orders	A-33
3.17	Tax Matters	A-33
3.18	Employee and Labor Matters; Benefit Plans	A-35
3.19	Environmental Matters	A-38
3.20	Insurance	A-38
3.21	No Financial Advisors	A-39
3.22	Transactions with Affiliates	A-39
3.23	Anti-Bribery and International Trade Laws	A-39
3.24	Valid Issuance; Senior Notes Matters	A-40
3.25	COVID-19 Matters	A-40
3.26	Rights Agreement	A-40
3.27	Disclaimer of Other Representations or Warranties	A-41

SECTION 4.	CERTAIN COVENANTS OF THE PARTIES	A-41
4.1	Operation of Buyer’s Business	A-41
4.2	Operation of the Company’s Business	A-43
4.3	Access and Investigation	A-44
4.4	Buyer Non-Solicitation	A-44
4.5	Company Non-Solicitation	A-45
4.6	Notification of Certain Matters	A-46

SECTION 5.	ADDITIONAL AGREEMENTS OF THE PARTIES	A-47
5.1	Registration Statement; Proxy Statement	A-47
5.2	Member Written Consent	A-48
5.3	Pre-Closing Company Financing	A-48
5.4	Buyer Stockholders’ Meeting	A-48
5.5	Governmental Authorizations	A-51
5.6	Company Warrants; Company Options	A-52
5.7	Buyer Options and Buyer DSUs/PSUs/RSUs	A-53
5.8	Employee Benefits	A-53
5.9	Indemnification of Officers and Directors	A-54
5.10	Additional Agreements	A-55
5.11	Disclosure	A-55
5.12	Listing	A-55
5.13	Tax Matters	A-56
5.14	Section 16 Matters	A-56
5.15	Cooperation	A-56
5.16	Allocation Certificates	A-56
5.17	Takeover Statutes	A-57
5.18	Stockholder Litigation	A-57
5.19	Company Financial Statements	A-57
5.20	Rights Agreement	A-57
5.21	Buyer ESPP	A-57

- ii -

5.22	Fairness Opinion	A-58

SECTION 6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	A-58
6.1	Effectiveness of Registration Statement	A-58
6.2	Antitrust Approvals	A-59
6.3	No Restraints	A-59
6.4	Stockholder Approval	A-59
6.5	Listing	A-59

SECTION 7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER	A-59
7.1	Accuracy of Representations	A-59
7.2	Performance of Covenants; Working Capital	A-59
7.3	Documents	A-60
7.4	FIRPTA Certificate	A-60
7.5	No Company Material Adverse Effect	A-60
7.6	Company Member Written Consent	A-60

SECTION 8.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY	A-60
8.1	Accuracy of Representations	A-60
8.2	Performance of Covenants; Working Capital	A-61
8.3	Documents	A-61
8.4	No Buyer Material Adverse Effect	A-62
8.5	Board of Directors and Officers	A-62
8.6	Pre-Closing Reorganization	A-62
8.7	Listing	A-62
8.8	Dissenting Shares	A-62

SECTION 9.	TERMINATION	A-62
9.1	Termination	A-62
9.2	Effect of Termination	A-63
9.3	Termination Fees; Expenses	A-63

SECTION 10.	MISCELLANEOUS PROVISIONS	A-65
10.1	Non-Survival of Representations and Warranties	A-65
10.2	Amendment	A-65
10.3	Waiver	A-65
10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	A-66
10.5	Applicable Law; Jurisdiction	A-66
10.6	Assignability	A-66
10.7	Notices	A-66
10.8	Cooperation	A-67
10.9	Severability	A-67
10.10	Other Remedies; Specific Performance	A-67
10.11	No Third Party Beneficiaries	A-68
10.12	Construction	A-68

Exhibits:
Exhibit A	Certain Definitions
Exhibit B	Support Agreement
Exhibit C	Summary of Terms of Buyer Senior Notes
Exhibit D	Effective Time Working Capital

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Exhibit E	Pre-Closing Reorganization
Exhibit F-1	Certificate of Amendment of Certificate of Incorporation of Buyer (Merger)
Exhibit F-2	Certificate of Amendment of Certificate of Incorporation of Buyer (Pre-Merger)

- iv -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 22, 2021, by and between SEACHANGE INTERNATIONAL, INC., a Delaware corporation (“Buyer”), and TRILLER HOLD CO LLC, a Delaware limited liability company (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Buyer and the Company intend to effect a merger of the Company with and into Buyer (the “Merger”), with Buyer as the surviving entity in accordance with this Agreement, the DGCL and the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.) (as amended from time to time, the “DLLCA”).

B. Buyer is an unaffiliated third-party of the Company and this Agreement is a bona fide arm’s length transaction in which the proceeds of such transaction shall be distributed to the members of the Company in accordance with Section 7.1 of the Company LLC Agreement.

C. The Parties intend that the Merger qualify as follows for U.S. federal income tax purposes: (i) a tax-free contribution pursuant to Section 351 of the Code in respect of the transactions described in Section 1.5(a)(i); (ii) a distribution in redemption of stock pursuant to Section 302(a), (b) of the Code in respect of the transactions described in Section 1.5(a)(ii)(A); and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code in respect of the transactions described in Section 1.5(a)(ii)(B).

D. The Buyer Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Buyer and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including each of the Buyer Stockholder Matters, and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Buyer vote to approve the Buyer Stockholder Matters.

E. The Company Board has (i) determined that the Merger and the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its unit holders, (ii) approved and declared advisable and, subject to obtaining approval of the applicable members of the Company, authorized the Company Member Matters and (iii) directed that the Company Member Matters be submitted to the applicable members of the Company for approval and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the applicable members of the Company vote to approve the Company Member Matters.

F. It is expected that no later than the close of business on the day immediately prior to the day of the Buyer Stockholders’ Meeting, the applicable members of the Company have executed and delivered to Buyer an action by written consent adopting the Company Member Matters by an action by written consent in a form reasonably acceptable to Buyer (the “Company Written Consents”).

G. Simultaneously with, and as a condition to, the execution of this Agreement, TAR Holdings LLC is executing a support agreement with the Company substantially in the form of Exhibit B (a “Support Agreement”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

SECTION 1. DESCRIPTION OF TRANSACTION

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Company shall be merged with and into Buyer, and the separate existence of the Company shall cease. Buyer will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL and DLLCA.

1.3 Closing; Effective Time.

(a) Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the third Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Buyer and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b) At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and DLLCA and in a form reasonably acceptable to Buyer and the Company (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Buyer and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of Buyer immediately prior to the Effective Time as amended by Exhibit F-1 shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, as so amended, until thereafter further amended as provided therein and by the DGCL;

(b) the bylaws of Buyer immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation from and after the Effective Time, until thereafter amended as provided therein or pursuant to the certificate of incorporation of the Surviving Corporation or the DGCL; provided, however, that at the Effective Time, the Parties shall take all actions necessary to amend the bylaws of the Surviving Corporation to (i) reflect the new name of the Surviving Corporation identified in Exhibit F-1 and (ii) conform any other provisions of the bylaws inconsistent with Exhibit F-1 to Exhibit F-1 (including amending any references to a majority or other proportion of stock, voting stock or shares to refer to such majority or other proportion of the votes of such stock, voting stock or shares); and

(c) The Parties shall use commercially reasonable efforts and take all necessary action so that from and after the Effective Time, (a) the board of directors of the Surviving Corporation is composed of seven members, with all members to be designated by the Company, such designees (if then known) to be provided prior to the filing of the Registration Statement, and (b) executive officers to be identified by the Company prior to the filing of the Registration Statement, are appointed to the applicable positions of the Surviving Corporation, in each case to serve in such positions effective as of the Effective Time until successors are duly elected or appointed in accordance with applicable Law. Promptly after the Registration Statement shall have been declared effective under the Securities Act, all members of the Buyer Board and officers of Buyer who will no longer be members of the Buyer Board or officers of Buyer shall provide executed resignation letters to be effective at the Effective Time.

1.5 Conversion of Buyer Shares and Company Common Units.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, the Company or any equity holder of the Company or Buyer:

(i) Subject to Section 1.5(g), (A) each Company Class A Common Unit and Company Class B Common Unit outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Buyer Class A Common Stock equal to the Company Class A/B Exchange Ratio, and (B) each Company Class C Common Unit outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of shares of Buyer Class B Common Stock equal to the Company Class C Exchange Ratio (such number of shares of Buyer Common Stock in clauses (A) and (B), collectively, the “Company Stock Merger Consideration”).

(ii) Subject to Section 1.5(g), each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) shall be automatically converted solely into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Agreement, either (A) both (x) an amount per share of Buyer Common Stock in cash equal to (i) the Cash Consideration divided by (ii) the Buyer Outstanding Shares (the “Cash Merger Consideration”) and (y) the Notes Merger Consideration specified in Section 1.5(a)(iii) (such election, a “Cash Election”) or (B) an amount per share of Buyer Common Stock equal to a number of shares of Buyer Class A Common Stock equal to the Buyer Exchange Ratio (the “Buyer Stock Merger Consideration”) (such election, a “Stock Election”).

(iii) For each share of Buyer Common Stock with respect to which a Cash Election has been effectively made pursuant to this Section 1.5 and Section 1.12, such holders of Buyer Common Stock of record as of immediately prior to the Effective Time (excluding the Dissenting Shares) shall be entitled to receive an amount per share of Buyer Common Stock of senior notes in an aggregate principal amount equal to (i) the Notes Consideration divided by (ii) the Buyer Outstanding Shares (the “Notes Merger Consideration” and, together with the Cash Merger Consideration the “Cash/Notes Merger Consideration”) bearing interest at a rate of 5% per annum (the “Buyer Senior Notes”) that will mature upon the one-year anniversary of the Closing Date, and otherwise with terms substantially similar to those set forth on Exhibit C.

(iv) Each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 1.12 shall be converted into the right to receive, subject to Section 5.22, the Buyer Stock Merger Consideration.

(b) All Company Warrants outstanding immediately before the Effective Time shall be treated in accordance with Section 5.6(a).

(c) All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.6(b).

(d) All Company Service Provider Units outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive the number of Company Service Provider Merger Shares as set forth on the Merger Allocation Schedule; provided, however, if and to the extent the Company Service Provider Units are not vested in full at the Effective Time, the shares of Buyer Class A Common Stock that are received in exchange for such unvested Company Service Provider Units will be subject to the same terms and conditions, including vesting, to which such unvested Company Service Provider Units were subject, and the service provider shall be required to file with the IRS, within 30 calendar days after the Closing Date, an election under Section 83(b) of the Code in respect of such unvested shares of Buyer Class A Common Stock.

(e) All Buyer Options outstanding immediately prior to the Effective Time under the Buyer Stock Plans shall be treated in accordance with Section 5.7(a).

(f) All Buyer DSUs/PSUs/RSUs outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.7(b).

(g) Immediately prior to the Effective Time, all issued and outstanding Rights will expire in their entirety without any payment being made in respect thereof in accordance with the Rights Agreement

Amendment. If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding Company Common Units or shares of Buyer Common Stock shall have been changed into, or exchanged for, a different number of shares or units or a different class, by reason of any stock or unit dividend, subdivision, reclassification, recapitalization, split (including any Reverse Split to the extent such split has not been previously taken into account in calculating the Merger Consideration, Buyer Exchange Ratio, Company Class A/B Exchange Ratio and Company Class C Exchange Ratio), combination or exchange of shares or units or other like change, the Merger Consideration, Buyer Exchange Ratio, Company Class A/B Exchange Ratio and Company Class C Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Common Units, Company Warrants, Buyer Common Stock, Buyer Options and Buyer DSUs/PSUs/RSUs with the same economic effect as contemplated by this Agreement prior to such stock or unit dividend, subdivision, reclassification, recapitalization, split (including any Reverse Split to the extent such split has not been previously taken into account in calculating the Merger Consideration, Buyer Exchange Ratio, Company Class A/B Exchange Ratio and Company Class C Exchange Ratio), combination or exchange of shares or units or other like change; provided, however, that nothing herein will be construed to permit the Company or Buyer to take any action with respect to Company Common Units or Buyer Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(h) All of the shares of Buyer Common Stock and Company Common Units converted into the right to receive the Merger Consideration pursuant to this Section 1.5 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Buyer Common Stock or Company Common Units) previously representing any such shares of Buyer Common Stock or Company Common Units shall thereafter represent only the right to receive (i) the Cash/Notes Merger Consideration or the applicable Stock Merger Consideration in accordance with, and subject to, Sections 1.5, 1.12 and 1.14, (ii) cash in lieu of fractional shares which the shares of Buyer Common Stock or Company Common Units represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 1.14, without any interest thereon, and (iii) any dividends which the holder thereof has the right to receive pursuant to Section 1.14. Old Certificates previously representing shares of Buyer Common Stock or Company Common Units shall be (i) with respect to the Stock Merger Consideration, exchanged for certificates or, at Buyer’s option, evidence of shares in book-entry form (collectively, the “New Certificates”), representing the applicable Stock Merger Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) or (ii) with respect to the Cash/Notes Merger Consideration, be cancelled, upon the surrender of such Old Certificates in accordance with Section 1.14, without any interest thereon.

(i) No later than three Business Days prior to the Closing Date, the Company shall deliver to Buyer a true and correct schedule (the “Merger Allocation Schedule”) showing: (a) the number and class of Company Service Provider Units held by each holder as of the date thereof; (b) the Company Service Provider Allocation Percentage, Company Class A/B Allocation Percentage, and Company Class C Allocation Percentage (which percentages shall equal, in the aggregate, 98.04%), and (c) a binding allocation, in accordance with this Agreement and the Company LLC Agreement, of the portion of the Company Service Provider Merger Shares payable to each holder of Company Service Provider Units at Closing in respect of such holder’s Company Service Provider Units.

1.6 Closing of the Transfer Books. At the Effective Time: (a) all Company Units outstanding immediately prior to the Effective Time (after giving effect to the Pre-Closing Company Financing and the Pre-Closing Reorganization) shall be treated in accordance with Section 1.5(a), and all holders of Company Units that were outstanding immediately prior to the Effective Time shall cease to have any rights as equity holders of the Company (other than, if applicable, their rights to receive the applicable Company Stock Merger Consideration pursuant to Section 1.5) and the transfer books of the Company shall be closed with respect to all Company Units outstanding immediately prior to the Effective Time and (b) all shares of Buyer Common Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of shares of Buyer Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of Buyer (except the right to receive the applicable Merger Consideration or, with respect to Dissenting Shares, the rights provided by Section 262 of the DGCL) and the transfer books of Buyer shall be closed with respect to all shares of Buyer Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Company Units or such shares of Buyer Common Stock outstanding immediately prior to the Effective Time shall be made on such transfer books after the Effective Time. If, after the Effective Time, Old Certificates representing such Company Units or shares of Buyer Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in Section 1.14.

1.7 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Buyer Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of, or consented to, the Merger and who have properly exercised and perfected appraisal rights for such shares of Buyer Common Stock in accordance with Section 262 of the DGCL, if and to the extent applicable (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall instead be entitled to receive payment of the appraised value of such shares of Buyer Common Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Buyer Common Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b) Buyer shall give to the Company prompt written notice of any demands by dissenting stockholders received by Buyer, withdrawals of such demands and any other instruments served on Buyer and any material correspondence received by Buyer in connection with such demands, and Buyer shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings. Neither Buyer nor the Company shall, except with the prior written consent of the other Party, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.8 Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of the Surviving Corporation and otherwise) to take such action.

1.9 Withholding. Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Units or any other Person such amounts as such Party or the Exchange Agent reasonably determines it is required to deduct and withhold under the Code or any other Law with respect to the making of such payment and shall be entitled to request any reasonably appropriate Tax forms, including an IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder; provided, however, that before making any such deduction or withholding, Buyer or the Exchange Agent shall use commercially reasonable efforts to: (i) provide to the Company notice of any withholding requirement by Buyer or the Exchange Agent and (ii) provide the

Company with reasonable opportunity to provide any required information, statements or forms to potentially reduce or eliminate any such withholding. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Body, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

1.10 Payment of Transaction Expenses; Working Capital .

(a) For the purposes of this Agreement, the “Determination Date” shall be the date that is two days before the anticipated date for Closing, as agreed upon by Buyer and the Company. On or before the Determination Date, Buyer shall provide the Company with a list of all fees and expenses incurred by Buyer in connection with this Agreement and the Contemplated Transactions, including any amounts owed by Buyer for change of control bonuses, severance obligations and Buyer D&O Tail Policy premium (the “Buyer Transaction Expenses”) as of the Determination Date and a good faith estimate of all Buyer Transaction Expenses as of immediately prior to the Closing.

(b) On or before the Determination Date, the Company shall provide Buyer with a list of all fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, including any amounts owed by the Company for change of control bonuses, severance obligations and the Company D&O Tail Policy premium (the “Company Transaction Expenses”) as of the Determination Date and a good faith estimate of all Company Transaction Expenses as of immediately prior to the Closing.

(c) At the Closing, the Surviving Corporation shall pay in full in cash the Buyer Transaction Expenses and the Company Transaction Expenses using sources of immediately available funds.

(d) As of immediately prior to the Effective Time, after taking into account payment in full in cash of all Buyer Transaction Expenses pursuant to Section 1.10(c), Buyer’s Working Capital Assets shall not be less than the Buyer Target Working Capital in cash, Cash Equivalents, accounts receivables, unbilled receivables and prepaid expenses (collectively, “Specified Assets”) and Buyer’s Effective Time Working Capital with respect to all other working capital items of Buyer, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, shall be no less than $0.00. Exhibit D sets forth a non-binding example of these calculations. In the event that Buyer’s Working Capital Assets for the Specified Assets are less than the Buyer Target Working Capital and/or Buyer’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, is less than $0.00 as of immediately prior to the Effective Time, then the closing condition set forth in Section 8.2(b) shall be deemed to not have been satisfied.

(e) As of immediately prior to the Effective Time, after taking into account payment in full in cash of all Company Transaction Expenses pursuant to Section 1.10(d), Company’s Working Capital Assets shall not be less than the Company Target Working Capital in Specified Assets and Company’s Effective Time Working Capital with respect to all other working capital items of Company, plus any amounts of Company’s Specified Assets that exceed the Company’s Target Working Capital, shall be no less than $0.00. Exhibit D sets forth a non-binding example of these calculations. In the event that Company’s Working Capital Assets for the Specified Assets are less than the Company Target Working Capital and/or Company’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Company’s Specified Assets that exceed the Company Target Working Capital, is less than $0.00 as of immediately prior to the Effective Time, then the closing condition set forth in Section 7.2(b) shall be deemed to not have been satisfied.

1.11 Intentionally Omitted.

1.12 Election Procedures. Each holder of record of shares of Buyer Common Stock to be converted into the right to receive the Cash/Notes Merger Consideration or the Buyer Stock Merger Consideration, as

applicable, in accordance with, and subject to, Sections 1.5 (a “Holder”) shall have the right, subject to the limitations set forth in this Section 1.12, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 1.12 (i) the number of shares of Buyer Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Buyer Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Buyer shall prepare a form reasonably acceptable to the Company, including appropriate and customary transmittal materials in such form as prepared by Buyer and reasonably acceptable to the Company (the “Form of Election”), so as to permit Holders to exercise their right to make an Election.

(c) Buyer (i) shall initially make available and mail the Form of Election not less than 20 Business Days prior to the anticipated Election Deadline (or such other date mutually agreed to by Buyer and the Company) to Holders of record as of the Business Day prior to such mailing date (or such other date mutually agreed to by Buyer and the Company, including so as to permit the mailing of the Form of Election together with the Proxy Statement to Holders as of the record date for notice of the Buyer Stockholders’ Meeting), and (ii) following such mailing date, shall use all reasonable efforts to make available as promptly as possible a Form of Election to any stockholder who requests such Form of Election prior to the Election Deadline. The time period between such mailing date and the Election Deadline is referred to herein as the “Election Period.”

(d) Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed (including duly executed transmittal materials included in the Form of Election) and accompanied by any Old Certificates representing all certificated shares to which such Form of Election relates or by an appropriate customary guarantee of delivery of such Old Certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date which the Parties shall agree is as near as practicable to two Business Days preceding the Buyer Stockholders’ Meeting. The Parties shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 Business Days before, and not fewer than five Business Days before, the Election Deadline.

(e) Any Holder may, at any time during the Election Period, change or revoke his or her Election by written notice to the Exchange Agent that is received prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If any Election is not made or is not properly made with respect to any shares of Buyer Common Stock (none of Buyer, the Company nor the Exchange Agent being under any duty to notify any Holder of any defect with respect to any Election), then such shares of Buyer Common Stock shall, for purposes hereof, be deemed to have elected to receive, subject to Section 5.22, the Buyer Stock Merger Consideration, unless a proper Election is thereafter timely made.

(f) Any Holder may, at any time during the Election Period, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Old Certificates, or of the guarantee of delivery of such Old Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the Parties that this Agreement has been terminated in accordance with the terms hereof.

(g) Buyer and the Company may mutually agree on alternative election and related transmittal procedures, together with a Form of Election and letter of transmittal referred to in Section 1.13, that would allow for the revocation of an Election upon a transfer of the Buyer Common Stock for which such Election has been previously made.

(h) Subject to the terms of this Agreement and the Form of Election, the Surviving Corporation, in the exercise of its reasonable, good faith discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the method of issuance and delivery of New Certificates representing the whole number of shares of Buyer Class A Common Stock into which shares of Buyer Common Stock are converted in the Merger and (iii) the method of payment of cash and delivery of Buyer Senior Notes for shares of Buyer Common Stock converted into the right to receive the Cash/Notes Merger Consideration and cash in lieu of fractional shares of Buyer Class A Common Stock.

1.13 Buyer to Make Shares Available. At or prior to the Effective Time, (a) Buyer shall deposit, or shall cause to be deposited, with a bank or trust company designated by Buyer and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Section 1.13, (i) New Certificates representing the aggregate Stock Merger Consideration and (ii) Buyer Senior Notes representing the aggregate Notes Merger Consideration, in each case to be issued pursuant to Section 1.5 and exchanged pursuant to Section 1.14 in exchange for outstanding shares of Buyer Common Stock and Company Common Units, and (b) the Company shall deposit, or shall cause to be deposited, with the Exchange Agent (pursuant to an agreement with the Exchange Agent to which the Company is a party), cash in an amount sufficient to pay (i) the aggregate Cash Merger Consideration payable to holders of Buyer Common Stock, (ii) cash in lieu of any fractional shares, and (iii) any dividends which the holder thereof has the right to receive pursuant to Section 1.14(c) (such cash, New Certificates and Buyer Senior Notes described in the foregoing clauses (a) and (b), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Corporation, provided that no such investment or losses thereon shall affect the amount of the Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

1.14 Exchange of Shares or Interests.

(a) As promptly as practicable after the Effective Time, but in no event later than ten days thereafter, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing (i) shares of Buyer Common Stock which the holder thereof has not theretofore submitted the Old Certificates with a Form of Election or (ii) Company Common Units immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the applicable Merger Consideration pursuant to Section 1.5, a letter of transmittal (which shall specify that delivery shall be affected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the applicable Merger Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Sections 1.5, 1.12 and 1.14, and any cash in lieu of fractional shares which the shares of Buyer Common Stock or Company Common Units represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends to be paid pursuant to Section 1.14(c).

(b) From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal or Form of Election, as applicable, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable; (i) a New Certificate representing the applicable whole shares of Stock Merger Consideration to which such holder of Buyer Common Stock or Company Common Units shall have become entitled to receive in accordance with, and subject to, Sections 1.5, 1.12 and 1.14; (ii) a check representing the amount of (A) the Cash Merger Consideration, if applicable, which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.5, 1.12 and 1.14, (B) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 1.14(e) and (C) any dividends which the holder thereof has the right to receive pursuant to Section 1.14(c); or (iii) (A) Buyer Senior Notes regarding the amount of Notes Merger Consideration, if applicable, which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Sections 1.5, 1.12 and 1.14 and (B) any interest which the holder has the right to receive pursuant to Section 1.14(c), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Merger Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates or dividends or interest under Section 1.14(c). Until surrendered as contemplated by Sections 1.12 and 1.14, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the applicable Merger Consideration and any cash in lieu of fractional shares and any dividends or interest as contemplated by this Section 1.14.

(c) (i) No dividends declared with respect to New Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate with respect to the New Buyer Common Stock issuable to such holder as Merger Consideration pursuant to this Agreement until the holder thereof shall surrender such Old Certificate in accordance with this Section 1.14. After the surrender of an Old Certificate in accordance with Section 1.12 or this Section 1.14, subject to the effect of abandoned property, escheat, tax or other similar Law, the record holder thereof shall be entitled to receive any such dividends, without any interest thereon, which theretofore had become payable after the Closing Date with respect to the Stock Merger Consideration which the shares of Buyer Common Stock or Company Common Units represented by such Old Certificate have been converted into the right to receive.

(ii) No interest payable with respect to Buyer Senior Notes with a record date after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate with respect to the Buyer Senior Notes issuable to such holder as Merger Consideration pursuant to this Agreement until the holder thereof shall surrender such Old Certificate in accordance with this Section 1.14. After the surrender of an Old Certificate in accordance with Section 1.12 or this Section 1.14, subject to the effect of abandoned property, escheat, tax or other similar Law, the record holder thereof shall be entitled to receive any such interest without any interest thereon, which theretofore had become payable after the Closing Date with respect to the Notes Merger Consideration which the shares of Buyer Common Stock represented by such Old Certificate have been converted into the right to receive.

(d) If any New Certificate representing shares of New Buyer Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of New Buyer Common Stock or Buyer Senior Notes in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of New Buyer Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend with respect to New Buyer Common Stock issued as Stock Merger Consideration or interest with respect to Buyer Senior Notes issued as Notes Merger Consideration in accordance with this Agreement shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Buyer. In lieu of the issuance of any such fractional share, the Surviving Corporation shall pay to each former stockholder of Buyer or equity holder of the Company who otherwise would be entitled to receive such fractional share in accordance with this Agreement an amount in cash (rounded to the nearest cent) determined by multiplying: (i) the product of (x) the average of the closing-sale prices of Buyer Common Stock on Nasdaq as reported by The Wall Street Journal for the five full trading days ending on the day preceding the Closing Date (the “Buyer Share Closing Price”) times

(y) the Buyer Exchange Ratio, by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of New Buyer Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Old Certificates for one year after the Effective Time shall be paid to the Surviving Corporation. Any holder of Old Certificates who has not complied with this Section 1.14 shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends on New Buyer Common Stock as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Buyer, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Buyer Common Stock or Company Common Units for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) The Surviving Corporation shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the cash portion of the Merger Consideration, any cash in lieu of fractional shares of New Buyer Common Stock, cash dividends or cash interest payable pursuant to this Section 1.4 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Old Certificates such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Old Certificates in respect of which the deduction and withholding was made by the Surviving Corporation or the Exchange Agent, as the case may be.

(h) If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such amount as the Surviving Corporation may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent or the Surviving Corporation, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the applicable Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.12(h), except as set forth in the disclosure schedule delivered by Company to the Buyer (the “Company Disclosure Schedule”), the Company represents and warrants to Buyer as follows:

2.1 Due Organization; Subsidiaries.

(a) Section 2.1(a) of the Company Disclosure Schedule sets forth, for each of the Company and its Subsidiaries, its name and jurisdiction of formation, organization or incorporation. Each of the Company and its Subsidiaries is duly formed, organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company or its Subsidiaries to consummate the Contemplated Transactions.

(b) Each of the Company and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c) Except as set forth on Section 2.1(c) of the Company Disclosure Schedule, the Company has no Subsidiaries, and does not directly or indirectly own any Equity Interest or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

(d) Neither the Company nor any of its Subsidiaries is or has been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business Entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither the Company nor any of its Subsidiaries, at any time, has been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2 Organizational Documents. Except as set forth on Section 2.2 of the Company Disclosure Schedule, the Company has made available to Buyer accurate and complete copies of the Organizational Documents of the Company and its Subsidiaries in effect as of the date of this Agreement.

2.3 Authority; Binding Nature of Agreement.

(a) The Company has all necessary company power and authority to enter into and, subject to obtaining the Required Company Member Vote, to perform its obligations under this Agreement and, subject to the receipt of the Required Company Member Vote, to consummate the Contemplated Transactions. The Company Board has (i) determined that the Merger and the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its unit holders, (ii) approved and declared advisable and, subject to obtaining approval of the applicable members of the Company, authorized the Company Member Matters and (iii) directed that the Company Member Matters be submitted to the applicable members of the Company for approval and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the applicable members of the Company vote to approve the Company Member Matters.

(b) This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Buyer, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.4 Vote Required. The affirmative vote (or written consent) of members of the Company holding more than 50% of the Company Class A Common Units (other than such Company Class A Common Units which have become Economic Interests (as defined in the Company LLC Agreement) in accordance with the Company LLC Agreement) is the only vote (or written consent) of the holders of any class or series of Company Units necessary to adopt and approve this Agreement and approve the Contemplated Transactions (the “Required Company Member Vote”).

2.5 Non-Contravention; Consents. Subject to obtaining the Required Company Member Vote and the filing of the Certificate of Merger required by the DGCL and the DLLCA, and the filing required under the HSR Act, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of the Company or its Subsidiaries;

(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of the Company, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or its Subsidiaries, or any of the assets owned or used by the Company or its Subsidiaries is subject, except as would not reasonably be expected to be material to the Company, its Subsidiaries or their business, taken as a whole;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or its Subsidiaries, except as would not reasonably be expected to be material to the Company, its Subsidiaries or their business, taken as a whole;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in any such case as would not be reasonably likely to result in a Company Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by the Company or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 2.5 of the Company Disclosure Schedule under any Company Contract, (ii) the Required Company Member Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (iv) the filings required under the HSR Act, and (v) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, the Company is not, and will not be, required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions or reasonably be expected to have a Company Material Adverse Effect. No Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement, or any of the Contemplated Transactions.

2.6 Capitalization.

(a) Except with respect to Subsidiaries that are wholly-owned by the Company or another Subsidiary of the Company, the authorized and issued and outstanding Equity Interests of each of the Company and its Subsidiaries as of the date of this Agreement are as set forth on Section 2.6(a) of Company Disclosure Schedule.

(b) All of the outstanding Equity Interests of the Company and its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth on Section 2.6(b) of the Company Disclosure Schedule, none of the outstanding Equity Interests of the Company or its Subsidiaries is entitled or subject to any right of first offer or refusal, co-sale rights, preemptive right, right of participation, right of maintenance or any similar right, except as set forth in the Company LLC Agreement. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Interests of the Company or its Subsidiaries, except as set forth in the Company LLC Agreement. Neither the Company nor any of its Subsidiaries is under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Equity Interests of the Company or its Subsidiaries or other securities, except as set forth in the Company LLC Agreement.

(c) Except as set forth on Section 2.6(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(d) Except as set forth on Section 2.6(d) of the Company Disclosure Schedule and as set forth in the Company LLC Agreement, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Equity Interests of the Company or its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Equity Interests of the Company or its Subsidiaries; (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Equity Interests in the Company or its Subsidiaries; or (iv) outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or its Subsidiaries.

(e) Except as set forth on Section 2.6(e) of the Company Disclosure Schedule, all outstanding Equity Interests of the Company and its Subsidiaries have been issued and granted in material compliance with the Organizational Documents of the Company and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law.

(f) All distributions, dividends, repurchases and redemptions of the Equity Interests of the Company and its Subsidiaries were undertaken in material compliance with (i) the Organizational Documents of the Company and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7 Financial Statements.

(a) The Company has provided to Buyer true and complete copies of (i) the Company’s audited balance sheets at December 31, 2019 and December 31, 2020 (the “Company Audited Balance Sheet”), together with related audited statements of income, members’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended (the “Company Audited Financial Statements” or the “Company Financial Statements”) and (ii) the pro forma information set forth on Section 2.7(a) of the Company Disclosure Schedule (the “Pro Forma Information”). The Company Financial Statements were prepared in accordance with GAAP, fairly present, in all material respects, the financial position and operating results of the Company and its consolidated Subsidiaries as of the dates and for the periods indicated therein and are suitable for inclusion in the Proxy Statement and Registration Statement. The Pro Forma Information was prepared in good faith, is accurate in all material respects and presents fairly on a pro forma basis the estimated consolidated financial position of the Company and its Subsidiaries as of September 30, 2021, assuming the Subsidiaries (and Truverse) were owned by the Company as of such date. The assumptions underlying the Pro Forma Information are reasonable, and the Pro Forma Information has been prepared with a reasonable basis after due consideration by the Company to the underlying assumptions, estimates and other applicable facts and circumstances. None of the Company or any of its Subsidiaries has any reason to believe that the Pro Forma Information is misleading in any material respect in light of the circumstances existing at the time of preparation thereof.

(b) Each of the additional financial statements referred to in Section 5.19 when delivered by the Company in accordance with Section 5.19 will, when so delivered, be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in members’ equity, and cash flows of the Company and its consolidated Subsidiaries, as applicable, as of the dates of and for the periods referred to therein.

(c) The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

(d) All accounts, books and ledgers of the Company that form the basis of the Company Financial Statements and Pro Forma Information have been properly and accurately kept and completed in all material respects.

(e) The Company is not a party to or bound by “off-balance sheet arrangements” (as defined in Item 303(e) of Regulation S-K under the Exchange Act).

(f) Since the Relevant Date, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company or its Subsidiaries, the Company Board, the board of directors of any of its Subsidiaries or any committee thereof. Since the Relevant Date, neither the Company nor its independent auditors have identified (i) any fraud, whether or not material, that involves the Company or any of its Subsidiaries, the Company’s or any of its Subsidiaries’ management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, (ii) any significant deficiency or material weakness, if any, in the design or operation of internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

2.8 Absence of Changes. Except as set forth on Section 2.8 of the Company Disclosure Schedule, between September 30, 2021 and the date of this Agreement, each of the Company and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Buyer pursuant to Section 4.2 had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9 Absence of Undisclosed Liabilities. Except as set forth on Section 2.9 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries has any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet under GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Audited Balance Sheet or the pro forma balance sheet included in the Pro Forma Information; (b) Liabilities that have been incurred by the Company since September 30, 2021 in the Ordinary Course of Business; (c) Liabilities for performance of obligations of the Company under Company Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

2.10 Title to Assets. Each of the Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its respective business or operations or purported to be owned by it that are material to the Company, its Subsidiaries, or their business, taken as a whole, including: (a) all tangible assets reflected on the balance sheet included in the Pro Forma Information (except for assets disposed of in the Ordinary Course of Business since September 30, 2021); and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company or its Subsidiaries. All of such assets are owned or, in the case of leased assets, leased by the Company or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11 Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Except as set forth on Section 2.11 of the Company Disclosure Schedule, the Company has made available to Buyer (a) an accurate and complete list of all real properties with respect to which the Company and its Subsidiaries directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by the Company or its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

2.12 Intellectual Property.

(a) Section 2.12(a) of the Company Disclosure Schedule sets forth a complete and correct list of all of the Company Registered IP. The Company is the owner of the Company Registered IP and, to the Knowledge of the Company, all of the Company Registered IP is valid, subsisting and enforceable. Except with regard to the Company Registered IP selected to be abandoned because such Company Registered IP is no longer in use and has no commercial value, all required filings, fees and documents necessary to, as applicable, prosecute and maintain each Company Registered IP have been timely paid or filed. As of the date of this Agreement, except as set forth on Section 2.12(a) of the Company Disclosure Schedule, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) or notice, judgment, claim, dispute, challenge, opposition, cancellation or nullity proceeding, or threats to commence the same, is outstanding, pending, threatened in writing or, to the Knowledge of the Company, threatened, in which the scope, validity, enforceability or ownership of any Company Registered IP is being or has been contested or challenged. The Company and its Subsidiaries have taken or caused to be taken commercially reasonable steps to protect the Company’s and its Subsidiaries’ rights in and to each item of such Company Registered IP and to prevent the unauthorized use thereof by any other Person.

(b) Except as set forth in Section 2.12(b) of the Company Disclosure Schedule, the Company and its Subsidiaries (i) own and have the valid right to use and license all right, title and interest in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) have the valid right to use all other material Intellectual Property Rights that are material to the conduct of their respective businesses as currently conducted. Each of the Company and its Subsidiaries has taken and continues to take commercially reasonable measures to protect and maintain all material Trade Secrets included in Company IP. There has not been any unauthorized, use, theft, or access to such Trade Secrets.

(c) Each Company In-Bound License and Company Out-Bound License providing for aggregate payments to or from the Company in any 12-month period in excess of $100,000 (collectively, “Material Company IP Contracts”) and COTS License is valid and binding the Company or its Subsidiaries and is in full force and effect. Neither the Company or its Subsidiaries, nor any other party thereto is, or is alleged to be, in breach of or default under, any Material Company IP Contract or COTS License. Neither the Company or its Subsidiaries, nor any other party thereto, has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Material Company IP Contract or COTS License. The Company and its Subsidiaries have the valid and enforceable right to use all Intellectual Property Rights provided to it under the Material Company IP Contracts and COTS Licenses.

(d) To the Knowledge of the Company, the operation of the businesses of the Company as currently conducted, and as conducted since the Relevant Date, does not and has not infringed, misappropriated or otherwise violated any valid and enforceable Registered IP or any other Intellectual Property Right owned by any other Person in any material manner and, to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed or sublicensed to the Company or its Subsidiaries in any material manner. To the Knowledge of the Company, except as set forth in Section 2.12(d) of the Company Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending or threatened in writing (or, to the Knowledge of the Company, is threatened) (A) against the Company or its Subsidiaries alleging that the operation of the businesses of the Company or its Subsidiaries infringes or constitutes the misuse, misappropriation or other violation of any Intellectual Property Rights of another Person in any material manner or (B) by the Company or its Subsidiaries alleging that another Person has infringed, misused, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries in any material manner. To the Knowledge of the Company, except as set forth in Section 2.12(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of the Company or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person in any material manner.

(e) Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, none of the Company IP or, to the Knowledge of the Company, any Intellectual Property Rights exclusively licensed to or exclusively sublicensed to the Company or its Subsidiaries is subject to any threatened, pending or outstanding injunction, directive, order, judgment or other disposition of dispute that restricts the use, transfer, registration or licensing by the Company or its Subsidiaries of any such Company IP or Intellectual Property Rights exclusively licensed to the Company or its Subsidiaries in any material manner.

(f) Neither the Company nor any of its Subsidiaries uses open source software in any manner that obligates the Company or any of its Subsidiaries to license, distribute, disclose, or otherwise make available (A) any source code or (B) any products offered by the Company or any of its Subsidiaries on a royalty free basis or for a minimal charge.

2.13 Agreements, Contracts and Commitments. Except as set forth on Section 2.13 of the Company Disclosure Schedule, the Company has delivered or made available to Buyer accurate and complete copies of all Company Material Contracts, including all amendments thereto. Except as set forth on Section 2.13 of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form. Since the Relevant Date, except as set forth Section 2.13 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has, nor to the Knowledge of the Company, as of the date of this Agreement, has any other party to a Company Material Contract, materially breached, violated or defaulted under, or received notice that it materially breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract. As to the Company and its Subsidiaries, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person has a right pursuant to the terms of any Company Material Contract to change any material amount paid or payable to the Company or its Subsidiaries under any Company Material Contract or any other material term or provision of any Company Material Contract, and no Person has indicated in writing to the Company or its Subsidiaries that it desires to renegotiate, modify, not renew or cancel any Company Material Contract.

2.14 Compliance; Permits; Restrictions.

(a) The Company and its Subsidiaries are, and since the Relevant Date have been, in compliance in all material respects with all applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is, to the Knowledge of the Company, pending or threatened against the Company or its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon the Company or its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or its Subsidiaries, any acquisition of material property by the Company or its Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted, (ii) would be reasonably likely to have an adverse effect on the Company’s or its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would be reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) The Company and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”). The Company and its Subsidiaries are in material compliance with the terms of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.

(c) The Company and its Subsidiaries have implemented and maintain policies, procedures, and practices governing Personal Information that comply in all material respects with all applicable Data Protection Laws and the Company’s Contracts. Such policies, procedures, and practices have been followed in all material respects in the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have adopted information security and privacy programs, including commercially reasonable administrative, physical, and technical safeguards, consistent with industry standards, to protect the confidentiality, integrity, availability and security of Sensitive Data against unauthorized access, use, modification, disclosure or other misuse.

(d) The Company and its Subsidiaries have used commercially reasonable efforts to prevent the introduction (i) into any software owned by the Company or its Subsidiaries, or (ii) into the IT Systems, and, to the Knowledge of the Company, such IT Systems do not contain, any ransomware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials in any material manner. The Company and its Subsidiaries have used commercially reasonable efforts to promptly implement material security patches that are generally available for the IT Systems. To the Knowledge of the Company, the IT Systems have not suffered any unplanned or critical failures, continued substandard performance, errors, breakdowns or other adverse events that have caused any material disruption or interruption in the operation of the business of the Company and its Subsidiaries in any material manner.

(e) The Company and its Subsidiaries are, and since the Relevant Date have been, in material compliance with all applicable Data Protection Laws, the Company’s and Subsidiaries’ obligations under Contracts, and the Company and Subsidiaries privacy policies relating to Personal Information, including requirements regarding the acquisition, collection, storage, confidentiality, use, disclosure, transfer, destruction, and any other processing of Personal Information. The Company and its Subsidiaries have not received any written subpoenas, demands, or other notices from any Governmental Body investigating, inquiring into, or otherwise relating to any actual or potential material violation of any Data Protection Laws. To the Company’s Knowledge, the Company and its Subsidiaries are not under investigation by any Governmental Body for any violation of any Data Protection Laws in any material respect. No written notice, complaint, claim, enforcement action, or litigation has been served on, or, to the Company’s Knowledge, initiated against the Company or its Subsidiaries alleging violation of any Data Protection Laws. The execution of this Agreement by the Company and the other documents contemplated hereby, and the consummation of the transactions contemplated hereunder and thereunder, do not violate any privacy policy, terms of use, Contract or applicable Law relating to the use, dissemination, transfer or other processing of any Sensitive Data in any material respect.

(f) The Company and its Subsidiaries have not suffered any material Security Incident. To the Knowledge of the Company, no service provider (in the course of providing services for or on behalf of the Company or any of its Subsidiaries) has suffered any material Security Incident.

2.15 Legal Proceedings; Orders. Except as set forth on Section 2.15 of the Company Disclosure Schedule:

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has after the Relevant Date threatened to commence any Legal Proceeding: (i) that involves (A) the Company or its Subsidiaries, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company or its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Since the Relevant Date through the date of this Agreement, no Legal Proceeding has been pending against the Company or its Subsidiaries that resulted in material liability to the Company or its Subsidiaries.

(c) There is no order, writ, injunction, judgment or decree to which the Company, its Subsidiaries, or any of the material assets owned or used by the Company or its Subsidiaries, is subject. To the Knowledge of the Company, no officer or employee of the Company or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or its Subsidiaries or to any material assets owned or used by the Company or its Subsidiaries.

2.16 Tax Matters.

(a) Except as set forth on Section 2.16(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns, other than Tax Returns subject to a valid extension granted in the Ordinary Course of Business, that it has been required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where the Company (or its Subsidiary) does not file a particular Tax Return or pay a particular Tax that the Company (or its Subsidiary) is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by the Company and each of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company did not, as of September 30, 2021, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the balance sheet included with the Pro Forma Information or the Company Audited Balance Sheet. Since September 30, 2021, none of the Company or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that the Company and its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than statutory Encumbrances for current Taxes or other governmental charges, assessments or levies that are not yet due and payable) upon any of the assets of the Company.

(e) No deficiencies for income or other material Taxes with respect to the Company or any of its Subsidiaries has been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. The Company has not waived (and none of the Company’s predecessors or Subsidiaries has waived) any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) None of the Company or any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(g) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date.

(h) The Company has, at all times since its formation, been properly classified as a partnership for U.S. federal and applicable state and local Tax purposes. The current U.S. federal income tax classification of each Subsidiary of the Company is listed on Section 2.16(h) of the Company Disclosure Schedule.

(i) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(j) None of the Company or any of its Subsidiaries has taken or agreed to take any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(k) None of the Company or any of its Subsidiaries has ever had a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable foreign Tax Law) in any country other than the country of its formation

(l) Each of the Company and its Subsidiaries has repaid, or will repay prior to Closing, the amount of any payroll Taxes the payment of which has been deferred or delayed as permitted under the CARES Act or any similar applicable federal, state, local or non-U.S. Law.

(m) Except as set forth on Section 2.16(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has availed itself of relief pursuant to Section 2301 of the CARES Act or any similar applicable federal, state, local or non-U.S. Law, (ii) has received a Paycheck Protection Program loan under the CARES Act, or (iii) has any expenses that are nondeductible under IRS Notice 2020-32 (or any successor thereto) or comparable provisions of state or local law.

For purposes of this Section 2.16, each reference to the Company or its Subsidiary shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company or such Subsidiary, as applicable.

2.17 Employee and Labor Matters; Benefit Plans.

(a) Section 2.17(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all material Company Benefit Plans. As applicable with respect to each material Company Benefit Plan (other than any Company Benefit Plan that is sponsored by a professional employer organization (a “Company PEO Plan”)), the Company has made available to Buyer, true and complete copies of (to the extent applicable) (i) the governing plan document or agreement, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written summary of all material plan terms, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the two most recently filed annual reports with any

Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings for the period since the Relevant Date and ending on the date hereof concerning IRS or Department of Labor or other Governmental Body inquiries, audits or investigations, or concerning “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, (viii) all policies and procedures established to comply with the privacy and security rules of the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), and (ix) any written reports constituting a valuation of the Company Units used by the Company for purposes of Sections 409A or 422 of the Code, whether prepared internally by the Company or by an outside, third-party valuation firm. As applicable with respect to each material Company PEO Plan, the Company has made available to Buyer a true and complete copy of the current summary plan description and each summary of material modifications thereto.

(b) Each Company Benefit Plan other than a Company PEO Plan and, to the Knowledge of the Company, each Company PEO Plan, has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act, as amended and as applicable, and all other Laws.

(c) Each Company Benefit Plan (but to the Knowledge of the Company with respect to any Company PEO Plan) that is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter or opinion letter from the IRS on which it may currently rely to the effect that such Company Benefit Plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.

(d) Except as set forth on Section 2.17(d) of the Company Disclosure Schedule, neither the Company nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability, or has since the Relevant Date, maintained, contributed to, or been required to contribute to, or had any actual or contingent liability, with respect to, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is (i) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) maintained by more than one employer (within the meaning of Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) There are no pending audits or investigations, and during the period since the Relevant Date ending on the date hereof have been no audits or investigations, by any Governmental Body involving any Company Benefit Plan (but to the Knowledge of the Company with respect to any Company PEO Plan), and no pending or, to the Knowledge of the Company, reasonably threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto, or any pending application or filing under a government-sponsored voluntary compliance, self-correction or similar program, in any case except as would not be reasonably expected to result in material liability to the Company. All contributions and premium payments required to have been made by the Company or any Company ERISA Affiliate under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made or properly accrued in all material respects and neither the Company nor any Company ERISA Affiliate has any material liability for any unpaid contributions with respect to any Company Benefit Plan.

(f) None of the Company, nor any Company ERISA Affiliate, nor to the Knowledge of the Company, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the

Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan that would result in the imposition of a material Tax, penalty or liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. To the Knowledge of the Company, nothing has occurred with respect to any Company Benefit Plan that has resulted in, or could reasonably be expected to result in, a penalty or other liability under Section 502 of ERISA, an excise tax under the Code, liability to the Pension Benefit Guaranty Corporation, other than premium payments, or any Tax under Code Section 4980H.

(g) Except as set forth on Section 2.17(g) of the Company Disclosure Schedule, no Company Benefit Plan, other than a Company PEO Plan, provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any Company ERISA Affiliate has made a written or oral representation promising the same.

(h) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment), will (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of the Company or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan other than a Company PEO Plan, or to withdraw participation from any Company PEO Plan.

(i) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an “excess parachute payment” (within the meaning of Code Section 280G).

(j) Except as set forth on Section 2.17(j) of the Company Disclosure Schedule, each Company Benefit Plan or other agreement, arrangement, practice or program providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(k) No current or former employee, officer, director, independent contractor or other service provider of the Company or any of its Subsidiaries is entitled to any gross up or other right or assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 pursuant to any Company Benefit Plan or agreement or arrangement with the Company or any of its Subsidiaries.

(l) No Company Benefit Plan is maintained for the benefit of any current or former service provider of the Company or any of its Subsidiaries who works outside of the United States or, except for a Company PEO Plan, otherwise is subject to the Laws of any Governmental Body other than those of the United States.

(m) Neither the Company nor any of its Subsidiaries is, nor has ever been, a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election. There is not, and has not been since the Relevant Date, any pending or threatened strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and, to the Knowledge of the Company, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity.

(n) Each of the Company and its Subsidiaries is, and since the Relevant Date has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, each of the Company, since the Relevant Date: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). Except as set forth on Section 2.17(n) of the Company Disclosure Schedule, there are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

(o) Except as set forth on Section 2.17(o) of the Company Disclosure Schedule or as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as exempt from or ineligible for overtime under all applicable Laws. Except as set forth on Section 2.17(o) of the Company Disclosure Schedule, the Company does not have any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from or ineligible for overtime under all applicable Laws.

(p) Since the Relevant Date, neither the Company nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, and no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of Buyer, and there has been no “employment loss” as defined by the WARN Act within the 90 days prior to the Closing Date.

(q) Except as set forth on Section 2.17(q) of the Company Disclosure Schedule, there is not currently, and since the Relevant Date has there been, any Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of the Company, threatened against the Company relating to labor, employment, employment practices, or terms and conditions of employment.

2.18 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to be material to the Company, its Subsidiaries or their business, taken as a whole: (a) each of the Company and its Subsidiaries complies with and since the Relevant Date has complied with all applicable Environmental Laws, which compliance includes the possession by the Company and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (b) neither the Company nor any of its Subsidiaries has received since the Relevant Date any written notice, whether from a Governmental Body or other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law;

(c) to the Knowledge of the Company, there are no facts, events or circumstances that would reasonably be expected to prevent or interfere with the Company’s or its Subsidiaries’ compliance with any Environmental Law or give rise to liabilities pursuant to Environmental Law; (d) none of the Company or its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or released any Hazardous Materials, or owned or operated any property or facility (and, to the Knowledge of the Company, no such property or facility is contaminated by any Hazardous Materials), in each case, in a manner that has given or would reasonably be expected to give rise to liability of the Company or its Subsidiaries pursuant to Environmental Law; (e) no Consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions; and (f) none of the Company or its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability of any other Person relating to Environmental Laws. The representations and warranties set forth in Sections 2.7, 2.9, 2.15 and this 2.18 are the Company’s sole and exclusive representations and warranties regarding environmental matters.

2.19 Insurance. The Company has delivered or made available to Buyer accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Except as set forth on Schedule 2.19 of the Company Disclosure Schedules, there are no claims pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Each of such insurance policies is in full force and effect and the Company and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since the Relevant Date, neither the Company nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or its Subsidiaries for which the Company or its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

2.20 No Financial Advisors. Except as set forth on Section 2.20 of the Company Disclosure Schedule and other than Prem Parameswaran Advisors LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

2.21 Transactions with Affiliates. Except as set for in Section 2.21 of the Company Disclosure Schedule, there have been no material transactions or relationships, since the Relevant Date, between, on one hand, the Company or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of the Company or, to the Knowledge of the Company, any of such officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Company Units or (c) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. The Company and its Subsidiaries are not indebted to any director, officer or employee of the Company (except for any members’ equity in connection with the ownership of Company Units, amounts due as salaries and bonuses (other than current payroll), other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursements of expenses), and no such director, officer or employee is indebted to the Company or its Subsidiaries, as applicable.

2.22 Anti-Bribery and International Trade Laws.

(a) None of the Company, its Subsidiaries, nor any of their respective directors, officers, employees or,

to the to the Knowledge of the Company, agents or any other Person acting on behalf of the Company or any of its Subsidiaries has during the past five years directly or indirectly (x) made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or (y) given anything of value to any Person, Government Official, political party, party official, or candidate for the purpose of improperly inducing any action or inaction or influencing any decision to obtain or retain business or provide an improper or undue advantage or favor, or taken any other action, in each case with respect to clause (x) and (y), in violation of the Foreign Corrupt Practices Act of 1977 or any other applicable anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). The Company and its Subsidiaries are not nor have they since the Relevant Date been the subject of any Legal Proceedings regarding actual or alleged violations of any applicable Anti-Bribery Laws. No such Legal Proceeding is pending or threatened, and there are no known circumstances which are likely to give rise to any such Legal Proceedings by any Governmental Body.

(b) Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors, employees or, to the Knowledge of the Company, agents or any other Person acting on behalf of the Company or any of its Subsidiaries, is a Sanctioned Person.

(c) Neither the Company nor any of its Subsidiaries (i) has assets located in, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions in or with, any Sanctioned Country; or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities, or transactions with, any Prohibited Person.

(d) The Company and each of its Subsidiaries, as well as their respective directors, officers, employees and, to the Knowledge of the Company, agents or any other Person acting on behalf of the Company or any of its Subsidiaries, has since the Relevant Date, and is currently, in compliance with Anti-Money Laundering Laws, Export Controls and Sanctions.

(e) The Company has instituted and maintained since the Relevant Date policies and procedures reasonably designed to ensure compliance by the Company, its Subsidiaries, and their respective directors, officers, employees, and agents with Anti-Bribery Laws, Anti-Money Laundering Laws, Export Controls and Sanctions.

2.23 COVID-19 Matters. Except as set forth in Section 2.23 of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in compliance in all material respects with any and all COVID-19 Measures, including as may be applicable to any location in which the Company or its Subsidiaries operates. No event has occurred and no condition exists that would reasonably be expected to interfere with or impede the availability of the workforce of the Company or any of its Subsidiaries to conduct its business. Section 2.23 of the Company Disclosure Schedule sets forth a list of each loan, exclusion, forgiveness, application for assistance or other item which the Company or any of its Subsidiaries has received or for which the Company or any of its Subsidiaries has applied pursuant to any COVID-19 Measure, including any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other United States Small Business Administration loan, which receipt and/or application is in compliance with all applicable Laws. Except as set forth in Section 2.23 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has had any actual or anticipated workforce changes resulting from disruptions caused by COVID-19 or COVID-19 Measures, including any actual or expected terminations, layoffs, furlough, shutdowns (whether voluntary or by decree, judgment, injunction or other), nor are any such changes currently contemplated.

2.24 Truverse Transaction. Pursuant to that certain Share and Unit Exchange Agreement, dated as of December 13, 2021, by and among the Company, Truverse, Inc., a Delaware corporation (“Truverse”), and Truverse HoldCo, Inc., a Delaware corporation (the “Exchange Agreement”), the Company has acquired 100% of issued and outstanding capital stock of Truverse. Truverse is a wholly-owned Subsidiary of the Company.

2.25 Disclaimer of Other Representations or Warranties

(a) Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Buyer pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

(b) The Company acknowledges and agrees that, except for the representations and warranties of Buyer set forth in Section 3, neither the Company nor any of its Representatives is relying on any other representation or warranty of Buyer or any other Person made outside of Section 3, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to Section 10.12(h), except (a) as set forth in the disclosure schedule delivered by Buyer to the Company (the “Buyer Disclosure Schedule”) or (b) as disclosed in Buyer’s SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Buyer represents and warrants to the Company as follows:

3.1 Due Organization; No Subsidiaries.

(a) Section 3.1(a) of the Buyer Disclosure Schedule sets forth, for each of Buyer and its Subsidiaries, its name and jurisdiction of organization or incorporation. Except as set forth in Section 3.1(a) of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries is duly organized or incorporated, validly existing and in good standing under the Laws of its jurisdiction of organization or incorporation, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of Buyer or its Subsidiaries to consummate the Contemplated Transactions.

(b) Except as set forth in Section 3.1(a) of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Buyer Material Adverse Effect.

(c) Except as set forth in Section 3.1(c) of the Buyer Disclosure Schedule, Buyer does not have any Subsidiary, and does not directly or indirectly own any Equity Interest or profit sharing interest of any nature in, or control directly or indirectly, any other Entity.

(d) Except as set forth in Section 3.1(d) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is or has been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business Entity. Neither Buyer nor any of its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. Neither Buyer nor any of its Subsidiaries, at any time, has been a general partner of, or has otherwise been liable for, any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2 Organizational Documents. Buyer has made available to the Company accurate and complete copies of Organizational Documents of Buyer and its Subsidiaries in effect as of the date of this Agreement.

3.3 Authority; Binding Nature of Agreement.

(a) Buyer has all necessary corporate power and authority to enter into and, subject to receipt of the Required Buyer Stockholder Vote, to perform its obligations hereunder and to consummate the Contemplated Transactions. The Buyer Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Buyer and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of New Buyer Common Stock to the members of the Company pursuant to the terms of this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Buyer vote to approve the Buyer Stockholder Matters.

(b) This Agreement has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

3.4 Fairness Opinion. The Buyer Board received the written opinion of Scura Partners, LLC (the “Buyer Financial Advisor”) to the effect that, as of the date of this Agreement and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Cash/Note Merger Consideration is fair, from a financial point of view, to holders of the Buyer Common Stock. The opinion of the Buyer Financial Advisor has not been withdrawn, revoked or modified as of the date of this Agreement. Buyer will make available to the Company solely for informational purposes a copy of the executed opinion as soon as practicable following the execution of this Agreement (it being understood and agreed that such opinion is for the benefit of the Buyer Board and may not be relied upon by the Company).

3.5 Vote Required. The affirmative vote of the holders of a majority of the voting power of the shares of Buyer Common Stock outstanding on the record date for the Buyer Stockholders’ Meeting is the only vote of the holders of any class or series of Buyer Capital Stock necessary to approve the Buyer Stockholder Matters (the “Required Buyer Stockholder Vote”).

3.6 Non-Contravention; Consents. Subject to obtaining the Required Buyer Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and the DLLCA, and the filing required under the HSR Act, neither (x) the execution, delivery or performance of this Agreement by Buyer, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Buyer or its Subsidiaries;

(b) contravene, conflict with or result in a material violation of, or, to the Knowledge of Buyer, give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any material remedy or obtain any material relief under, any Law or any order, writ, injunction, judgment or decree to which Buyer or its Subsidiaries, or any of the assets owned or used by Buyer or its Subsidiaries, is subject, except as would not reasonably be expected to be material to Buyer, its Subsidiaries, or their business, taken as a whole;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Buyer or its Subsidiaries, except as would not reasonably be expected to be material to Buyer, its Subsidiaries, or their business, taken as a whole;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Buyer Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Buyer Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Buyer Material Contract; (iii) accelerate the maturity or performance of any Buyer Material Contract; or (iv) cancel, terminate or modify any term of any Buyer Material Contract, except in any such case as would not be reasonably likely to result in a Buyer Material Adverse Effect; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Buyer or its Subsidiaries (except for Permitted Encumbrances).

Except for (i) any Consent set forth on Section 3.6 of the Buyer Disclosure Schedule under any Buyer Contract, (ii) the Required Buyer Stockholder Vote, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the DLLCA, (iv) the filing required under the HSR Act, and (v) such Consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, Buyer is not, or will not be, required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (A) the execution, delivery or performance of this Agreement, or (B) the consummation of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Buyer to consummate the Contemplated Transactions. The Buyer Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions or reasonably be expected to have a Buyer Material Adverse Effect. No Takeover Statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

3.7 Capitalization.

(a) The authorized Buyer Capital Stock as of the date of this Agreement consists of (i) 100,000,000 shares of Buyer Common Stock, par value $0.01 per share, of which 37,208,434 shares are issued and outstanding as of the date of this Agreement, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share; of such preferred stock, 1,000,000 shares are designated as Series A Participating Preferred Stock, of which no share is issued and outstanding as of the date of this Agreement. Buyer holds 171,920 shares of its capital stock in its treasury. The authorized Equity Interests of each of Buyer’s Subsidiaries as of the date of this Agreement are as set forth on Section 3.1(a) of the Buyer Disclosure Schedule. The authorized Equity Interests of each of Buyer’s Subsidiaries as of the date of this Agreement are as set forth on Section 3.1(a) of the Buyer Disclosure Schedule.

(b) All of the outstanding Equity Interests of Buyer and its Subsidiaries have been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding Equity Interests of Buyer or its Subsidiaries is entitled or subject to any right of first offer or refusal, co-sale rights, preemptive right, right of participation, right of maintenance or any similar right. Except as contemplated herein, there is no Buyer Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Equity Interests of Buyer or its Subsidiaries. Neither Buyer nor any of its Subsidiaries is under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Equity Interests of Buyer or its Subsidiaries or other securities.

(c) Except as set forth on Section 3.7(c) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.

(d) Except as set forth on Section 3.7(d) of the Buyer Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any Equity Interests of Buyer or its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any Equity Interests of Buyer or its Subsidiaries; (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Equity Interests in Buyer or its Subsidiaries; or (iv) outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Buyer or its Subsidiaries.

(e) All outstanding Equity Interests of Buyer and its Subsidiaries have been issued and granted in material compliance with the Organizational Documents of Buyer and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law.

(f) All distributions, dividends, repurchases and redemptions of the Equity Interests of Buyer and its Subsidiaries were undertaken in material compliance with (i) the Organizational Documents of Buyer and its Subsidiaries, respectively, in effect as of the relevant time and all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.8 SEC Filings; Financial Statements.

(a) Buyer has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Buyer with the SEC since January 1, 2019 (the “Buyer SEC Documents”), except for documents that have been filed electronically on EDGAR and can be obtained on the SEC’s website at www.sec.gov. All statements, reports, schedules, forms and other documents required to have been filed by Buyer or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Buyer SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), including in each case, the rules and regulations promulgated thereunder, and, as of the time they were filed, or if amended or superseded by a filing prior to the date of this Agreement, on the date of the last such amendment or superseding filing prior to the date of this Agreement, none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to any Buyer SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 3.8(a), the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is filed, furnished, supplied or otherwise made available to the SEC.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Buyer SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Buyer as of the respective dates thereof and the results of operations and cash flows of Buyer for the periods covered thereby. Other than as expressly disclosed in the Buyer SEC Documents filed prior to the date hereof, there has been no material change in Buyer’s accounting methods or principles that would be required to be disclosed in Buyer’s financial statements in accordance with GAAP. All accounts, books and ledgers of Buyer that form the basis of the financial statements have been properly and accurately kept and completed in all material respects.

(c) Buyer’s auditor has at all times since its first date of service to Buyer been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Buyer,

“independent” with respect to Buyer within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Buyer, in compliance with subsections (h) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d) Since January 1, 2019 through the date of this Agreement, Buyer has not received any comment letter from the SEC or the staff thereof. As of the date of this Agreement, Buyer has timely responded to all comment letters of the staff of the SEC relating to the Buyer SEC Documents, and the SEC has not advised Buyer that any final responses are inadequate, insufficient or otherwise non-responsive. Buyer has made available to the Company true, correct and complete copies or all comment letters, written inquiries and enforcement correspondences between the SEC, on the one hand, and Buyer, on the other hand, occurring since January 1, 2019 and will, reasonably promptly following the receipt thereof, make available to the Company any such correspondence sent or received after the date of this Agreement. To the Knowledge of Buyer, as of the date of this Agreement, none of the Buyer SEC Documents is the subject of ongoing SEC audit or investigation or outstanding SEC comment.

(e) Neither Buyer nor, to the Knowledge of Buyer, any director, officer, employee, or internal or external auditor of Buyer has received or otherwise had or obtained actual Knowledge of any substantive material complaint, allegation, assertion or claim, whether written or oral, that Buyer has engaged in questionable accounting or auditing practices. Since January 1, 2019, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Buyer, the Buyer Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f) Buyer is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(g) Buyer has delivered or made available to the Company correct and complete copies of all material correspondences between Nasdaq and Buyer since January 1, 2019.

(h) Buyer maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that Buyer maintains records that in reasonable detail accurately and fairly reflect Buyer’s transactions and dispositions of the assets of Buyer, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Buyer Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Buyer’s assets that could have a material effect on Buyer’s financial statements. Buyer has evaluated the effectiveness of Buyer’s internal control over financial reporting as of January 31, 2021, and, to the extent required by applicable Law, presented in any applicable Buyer SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Buyer has disclosed, based on its most recent evaluation of internal control over financial reporting, to Buyer’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Buyer has not identified, based on its most recent evaluation of internal controls over financial reporting, any material weaknesses in the design or operation of Buyer’s internal control over financial reporting.

(i) Buyer maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that (i) all information required to be disclosed by Buyer in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods required by the SEC, and (ii) all such information is accumulated and communicated to Buyer’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.9 Absence of Changes. Except as set forth on Section 3.9 of the Buyer Disclosure Schedule, between the Buyer Balance Sheet Date and the date of this Agreement, each of Buyer and its Subsidiaries has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Buyer Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.10 Absence of Undisclosed Liabilities. Except as set forth on Section 3.10 of the Buyer Disclosure Schedule, as of the date hereof, neither Buyer nor any of its Subsidiaries has any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Buyer Balance Sheet; (b) Liabilities that have been incurred by Buyer since the Buyer Balance Sheet Date in the Ordinary Course of Business; (c) Liabilities for performance of obligations of Buyer under Buyer Contracts (other than for breach thereof); (d) Liabilities incurred in connection with the Contemplated Transactions; and (e) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Buyer and its Subsidiaries, taken as a whole.

3.11 Title to Assets. Each of Buyer and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its respective business or operations or purported to be owned by it that are material to Buyer, its Subsidiaries, or their business, taken as a whole, including: (a) all tangible assets reflected on the Buyer Balance Sheet (except for assets disposed of in the Ordinary Course of Business since the Buyer Balance Sheet Date); and (b) all other tangible assets reflected in the books and records of Buyer as being owned by Buyer or its Subsidiaries. All of such assets are owned or, in the case of leased assets, leased by Buyer or its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

3.12 Real Property; Leasehold. Neither Buyer nor any of its Subsidiaries owns any real property. Buyer has made available to the Company (a) an accurate and complete list of all real properties with respect to which Buyer and its Subsidiaries directly or indirectly hold a valid leasehold interest as well as any other real estate that is in the possession of, or occupied or leased by Buyer or its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, occupied or leased (the “Buyer Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Buyer Disclosure Schedule sets forth a complete and correct list of all of the Buyer Registered IP. Buyer is the owner of the Buyer Registered IP and, to the Knowledge of Buyer, all of the Buyer Registered IP is valid, subsisting and enforceable. Except with regard to the Buyer Registered IP selected to be abandoned because such Buyer Registered IP is no longer in use and has no commercial value, all required filings, fees and documents necessary to, as applicable, prosecute and maintain each Buyer Registered IP have been timely paid or filed. As of the date of this Agreement, no cancellation, interference, opposition, reissue, reexamination or other proceeding of any nature (other than office actions or similar communications issued by any Governmental Body in the ordinary course of prosecution of any pending applications for registration) or notice, judgment, claim, dispute, challenge, opposition, cancellation or nullity proceeding, or threats to commence the same, is outstanding, pending, threatened in writing or, to the Knowledge of Buyer, threatened, in which the scope, validity, enforceability or ownership of any Buyer Registered IP is being or has been contested or challenged. Buyer and its Subsidiaries have taken or caused to be taken commercially reasonable steps to protect Buyer’s and its Subsidiaries’ rights in and to each item of such Buyer Registered IP and to prevent the unauthorized use thereof by any other Person.

(b) Except as set forth in Section 3.13(a) of the Buyer Disclosure Schedule, Buyer and its Subsidiaries (i) own and have the valid right to use and license all right, title and interest in and to all Buyer IP, free and clear of all Encumbrances other than Permitted Encumbrances, and (ii) have the valid right to use all other material Intellectual Property Rights that are material to the conduct of their respective businesses as currently conducted. Each of Buyer and its Subsidiaries has taken and continues to take commercially reasonable measures to protect and maintain all material Trade Secrets included in Buyer IP. There has not been any unauthorized, use, theft, or access to such Trade Secrets.

(c) Each Buyer In-Bound License and Buyer Out-Bound License providing for aggregate payments to or from Buyer in any 12-month period in excess of $100,000 (collectively, “Material Buyer IP Contracts”) and COTS License is valid and binding Buyer or its Subsidiaries and is in full force and effect. Neither Buyer or its Subsidiaries, nor any other party thereto is, or is alleged to be, in breach of or default under, any Material Buyer IP Contract or COTS License. Neither Buyer or its Subsidiaries, nor any other party thereto, has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any Material Buyer IP Contract or COTS License. Buyer and its Subsidiaries have the valid and enforceable right to use all Intellectual Property Rights provided to it under the Material Buyer IP Contracts and COTS Licenses.

(d) To the Knowledge of Buyer, the operation of the businesses of Buyer as currently conducted, and as conducted since January 1, 2019, does not and has not infringed, misappropriated or otherwise violated any valid and enforceable Registered IP or any other Intellectual Property Right owned by any other Person in any material manner and, to the Knowledge of Buyer, no other Person is infringing, misappropriating or otherwise violating any Buyer IP or any Intellectual Property Rights exclusively licensed or sublicensed to Buyer or its Subsidiaries in any material manner. To the Knowledge of Buyer, except as set forth in Section 3.13(d) of the Buyer Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending or threatened in writing (or, to the Knowledge of Buyer, is threatened) (A) against Buyer or its Subsidiaries alleging that the operation of the businesses of Buyer or its Subsidiaries infringes or constitutes the misuse, misappropriation or other violation of any Intellectual Property Rights of another Person in any material manner or (B) by Buyer or its Subsidiaries alleging that another Person has infringed, misused, misappropriated or otherwise violated any of the Buyer IP or any Intellectual Property Rights exclusively licensed to Buyer or its Subsidiaries in any material manner. To the Knowledge of Buyer, except as set forth in Section 3.13(d) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of Buyer or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person in any material manner.

(e) Except as set forth in Section 3.13(e) of the Buyer Disclosure Schedule, none of the Buyer IP or, to the Knowledge of Buyer, any Intellectual Property Rights exclusively licensed to or exclusively sublicensed to Buyer or its Subsidiaries is subject to any threatened, pending or outstanding injunction, directive, order, judgment or other disposition of dispute that restricts the use, transfer, registration or licensing by Buyer or its Subsidiaries of any such Buyer IP or Intellectual Property Rights exclusively licensed to Buyer or its Subsidiaries in any material manner.

(f) Neither Buyer nor any of its Subsidiaries uses open source software in any manner that obligates Buyer or any of its Subsidiaries to license, distribute, disclose, or otherwise make available (A) any source code or (B) any products offered by Buyer or any of its Subsidiaries on a royalty free basis or for a minimal charge.

3.14 Agreements, Contracts and Commitments. Buyer has delivered or made available to the Company accurate and complete copies of all Buyer Material Contracts, including all amendments thereto. There are no

Buyer Material Contracts that are not in written form. Except as set forth on Section 3.14 of the Buyer Disclosure Schedule, since January 1, 2019, neither Buyer nor any of its Subsidiaries has, nor to the Knowledge of Buyer, as of the date of this Agreement, has any other party to a Buyer Material Contract, materially breached, violated or defaulted under, or received notice that it materially breached, violated or defaulted under, any of the terms or conditions of any Buyer Material Contract. As to Buyer and its Subsidiaries, as of the date of this Agreement, each Buyer Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. As of the date of this Agreement, no Person has a right pursuant to the terms of any Buyer Material Contract to change any material amount paid or payable to the Buyer or its Subsidiaries under any Buyer Material Contract or any other material term or provision of any Buyer Material Contract, and no Person has indicated in writing to the Buyer or its Subsidiaries that it desires to renegotiate, modify, not renew or cancel any Buyer Material Contract.

3.15 Compliance; Permits; Restrictions.

(a) Buyer and its Subsidiaries are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws. Except as set forth on Section 3.15(a) of the Buyer Disclosure Schedule, no investigation, claim, suit, proceeding, audit or other action by any Governmental Body is, to the Knowledge of Buyer, pending or threatened against Buyer or its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon Buyer or its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Buyer or its Subsidiaries, any acquisition of material property by Buyer or its Subsidiaries or the conduct of business by Buyer or its Subsidiaries as currently conducted, (ii) would be reasonably likely to have an adverse effect on Buyer’s or its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) would be reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b) Buyer and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Buyer and its Subsidiaries as currently conducted (the “Buyer Permits”). Buyer and its Subsidiaries are in material compliance with the terms of the Buyer Permits. No Legal Proceeding is pending or, to the Knowledge of Buyer, threatened, which seeks to revoke, limit, suspend, or materially modify any Buyer Permit.

(c) Buyer and its Subsidiaries have implemented and maintain, and since January 1, 2019 have maintained, policies, procedures, and practices governing Personal Information that comply in all material respects with all applicable Data Protection Laws and Buyer’s Contracts. Such policies, procedures, and practices have been followed in all material respects in the conduct of the business of Buyer and its Subsidiaries. Buyer and its Subsidiaries have adopted, and since January 1, 2019 have maintained, information security and privacy programs, including commercially reasonable administrative, physical, and technical safeguards consistent with industry standards, to protect the confidentiality, integrity, availability and security of Sensitive Data against unauthorized access, use, modification, disclosure or other misuse.

(d) Since January 1, 2019, Buyer and its Subsidiaries have used commercially reasonable efforts to prevent the introduction (i) into any software owned by Buyer or its Subsidiaries, or (ii) into the IT Systems, and, to the Knowledge of Buyer, such IT Systems do not contain, any ransomware, disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials in any material manner. Buyer and its Subsidiaries have used commercially reasonable efforts to promptly implement material security patches that are generally available for the IT Systems. To the Knowledge of Buyer, the IT Systems have not suffered any unplanned or critical failures, continued substandard performance, errors, breakdowns or other adverse events that have caused any material disruption or interruption in the operation of the business of Buyer and its Subsidiaries in any material manner.

(e) Buyer and its Subsidiaries are, and since January 1, 2019 have been, in material compliance with all applicable Data Protection Laws, Buyer’s and its Subsidiaries’ obligations under their Contracts, and Buyer and Subsidiaries privacy policies relating to Personal Information, including requirements regarding the acquisition, collection, storage, confidentiality, use, disclosure, transfer, destruction, and any other processing of Personal Information. Buyer and its Subsidiaries have not received any written subpoenas, demands, or other notices from any Governmental Body investigating, inquiring into, or otherwise relating to any actual or potential material violation of any Data Protection Laws. To Buyer’s Knowledge, Buyer and its Subsidiaries are not under investigation, nor have they been threatened, by any Governmental Body for any violation of any Data Protection Laws in any material respect. No written notice, complaint, claim, enforcement action, or litigation has been served on, or, to Buyer’s Knowledge, initiated against Buyer or its Subsidiaries alleging violation of any Data Protection Laws. The execution of this Agreement by Buyer and the other documents contemplated hereby, and the consummation of the transactions contemplated hereunder and thereunder, do not violate any privacy policy, terms of use, Contract or applicable Law relating to the use, dissemination, transfer or other processing of any Sensitive Data in any material respect.

(f) Except as set forth on Section 3.15(f) of the Buyer Disclosure Schedule, Buyer and its Subsidiaries have not suffered any material Security Incident. To the Knowledge of Buyer, no service provider (in the course of providing services for or on behalf of Buyer or any of its Subsidiaries) has suffered any material Security Incident.

3.16 Legal Proceedings; Orders. Except as set forth on Section 3.16 of the Buyer Disclosure Schedule:

(a) As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of Buyer, no Person has after January 1, 2019 threatened to commence any Legal Proceeding: (i) that involves (A) Buyer or its Subsidiaries, (B) any Buyer Associate (in his or her capacity as such) or (C) any of the material assets owned or used by Buyer or its Subsidiaries; or (ii) that challenges, or that would have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b) Since January 1, 2019 through the date of this Agreement, no Legal Proceeding has been pending against Buyer or its Subsidiaries that resulted in material liability to Buyer or its Subsidiaries.

(c) There is no order, writ, injunction, judgment or decree to which Buyer, its Subsidiaries, or any of the material assets owned or used by Buyer or its Subsidiaries, is subject. To the Knowledge of Buyer, no officer or employee of Buyer or its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Buyer or its Subsidiaries or to any material assets owned or used by Buyer or its Subsidiaries.

3.17 Tax Matters.

(a) Each of Buyer and its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns, other than Tax Returns subject to a valid extension granted in the Ordinary Course of Business, that it has been required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law. No claim has ever been made by any Governmental Body in any jurisdiction where Buyer (or its Subsidiary) does not file a particular Tax Return or pay a particular Tax that Buyer (or its Subsidiary) is subject to taxation by that jurisdiction.

(b) All income and other material Taxes due and owing by Buyer and each of its Subsidiaries on or before the date hereof (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Buyer did not, as of the Buyer Balance Sheet Date, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Buyer Balance Sheet. Since the Buyer Balance Sheet Date, none of Buyer or any of its Subsidiaries has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c) All Taxes that Buyer and its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d) There are no Encumbrances for material Taxes (other than statutory Encumbrances for current Taxes or other governmental charges, assessments or levies that are not yet due and payable) upon any of the assets of Buyer or its Subsidiaries.

(e) No deficiencies for income or other material Taxes with respect to Buyer or any of its Subsidiaries has been claimed, proposed or assessed by any Governmental Body in writing. There are no pending or ongoing, and to the Knowledge of Buyer, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Buyer or any of its Subsidiaries. Buyer has not waived (and none of Buyer’s predecessors or any of its Subsidiaries has waived) any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f) Buyer has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g) None of Buyer or any of its Subsidiaries is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h) None of Buyer or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) made on or prior to the Closing Date.

(i) None of Buyer or any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Buyer) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. None of Buyer or any of its Subsidiaries has any Liability for any material Taxes of any Person (other than Buyer) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j) None of Buyer or any of its Subsidiaries has, during the past two (2) years, distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k) None of Buyer or any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(l) None of Buyer or any of its Subsidiaries has taken or agreed to take any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) None of Buyer or any of its Subsidiaries has ever had a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable foreign Tax Law) in any country other than the country of its formation.

(n) Each of Buyer and its Subsidiaries has repaid, or will repay prior to Closing, the amount of any payroll Taxes the payment of which has been deferred or delayed as permitted under the CARES Act or any similar applicable federal, state, local or non-U.S. Law.

(o) Except as set forth in Section 3.25 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries (i) has availed itself of relief pursuant to Section 2301 of the CARES Act or any similar applicable federal, state, local or non-U.S. Law, (ii) has received a Paycheck Protection Program loan under the CARES Act, or (iii) has any expenses that are nondeductible under IRS Notice 2020-32 (or any successor thereto) or comparable provisions of state or local law.

For purposes of this Section 3.17, each reference to Buyer or its Subsidiary shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Buyer or such Subsidiary, as applicable.

3.18 Employee and Labor Matters; Benefit Plans.

(a) Section 3.18(a) of the Buyer Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of all material Buyer Benefit Plans. As applicable with respect to each material Buyer Benefit Plan (other than any Buyer Benefit Plan that is sponsored by a professional employer organization (a “Buyer PEO Plan”)), the Buyer has made available to Company, true and complete copies of (to the extent applicable) (i) the governing plan document or agreement, including all amendments thereto, and in the case of an unwritten material Buyer Benefit Plan, a written summary of all material plan terms, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the two most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings for the three-year period ending on the date hereof concerning IRS or Department of Labor or other Governmental Body inquiries, audits or investigations, or concerning “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, (viii) all policies and procedures established to comply with HIPAA, and (ix) any written reports constituting a valuation of Buyer Capital Stock used by Buyer for purposes of Sections 409A or 422 of the Code, whether prepared internally by Buyer or by an outside, third-party valuation firm. As applicable with respect to each material Buyer PEO Plan, Buyer has made available to the Company a true and complete copy of the current summary plan description and each summary of material modifications thereto.

(b) Each Buyer Benefit Plan other than a Buyer PEO Plan and, to the Knowledge of the Buyer, each Buyer PEO Plan, has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code, the Patient Protection and Affordable Care Act, as amended and as applicable, and all other Laws.

(c) Each Buyer Benefit Plan (but to the Knowledge of the Buyer with respect to any Buyer PEO Plan) that is intended to meet the qualification (or registration) requirements of Section 401(a) of the Code has received a determination letter or opinion letters from the IRS on which it may currently rely to the effect that such Buyer Benefit Plan is qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of Buyer, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Buyer Benefit Plan or the tax exempt status of the related trust.

(d) Neither Buyer nor any Buyer ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability, or has since January 1, 2019, maintained, contributed to, or been required to contribute to, or had any actual or contingent liability, with respect to, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is (i) subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) maintained by more than one employer (within the meaning of Section 413 of the Code) or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(e) Except as set forth on Section 3.18(e) of the Buyer Disclosure Schedule, there are no pending audits or investigations, and during the six-year period ending on the date hereof have been no audits or investigations, by any Governmental Body involving any Buyer Benefit Plan (but to the Knowledge of Buyer with respect to the Buyer PEO Plan), and no pending or, to the Knowledge of Buyer, reasonably threatened claims (except for individual claims for benefits payable in the normal operation of Buyer Benefit Plans), suits or proceedings involving any Buyer Benefit Plan, any fiduciary thereof or service provider thereto, or any pending application or filing under a government-sponsored voluntary compliance, self-correction or similar program, in any case except as would not be reasonably expected to result in material liability to Buyer. All contributions and premium payments required to have been made under any of Buyer Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made or properly accrued in all material respects and neither Buyer nor any Buyer ERISA Affiliate has any material liability for any unpaid contributions with respect to any Buyer Benefit Plan.

(f) None of Buyer, nor any Buyer ERISA Affiliate, nor to the Knowledge of Buyer, any fiduciary, trustee or administrator of any Buyer Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Buyer Benefit Plan that would result in the imposition of a material Tax, penalty or liability for a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. To the Knowledge of Buyer, nothing has occurred with respect to any Buyer Benefit Plan that has resulted in, or could reasonably be expected to result in, a penalty or other liability under Section 502 of ERISA, an excise tax under the Code, liability to the Pension Benefit Guaranty Corporation, other than premium payments, or any Tax under Code Section 4980H.

(g) Except as set forth on Section 3.18(g) of the Buyer Disclosure Schedule, no Buyer Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither Buyer nor any Buyer ERISA Affiliate has made a written or oral representation promising the same.

(h) Except as set forth on Section 3.18(h) of the Buyer Disclosure Schedule, neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment), will (i) result in any payment becoming due to any current or former employee, director, officer, or independent contractor of Buyer or any of its Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Buyer Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Buyer Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Buyer Benefit Plan or (v) limit the right to merge, amend or terminate any Buyer Benefit Plan other than a Buyer PEO Plan, or to withdraw participation from any Buyer PEO Plan.

(i) Neither the execution of this Agreement, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any Person who is a “disqualified individual” (within the meaning of Code Section 280G) of any payment or benefit that is or could be characterized as an “excess parachute payment” (within the meaning of Code Section 280G).

(j) Each Buyer Benefit Plan or other agreement, arrangement, practice or program providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in

Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(k) No current or former employee, officer, director, independent contractor or other service provider of Buyer or any of its Subsidiaries is entitled to any “gross up” or other right or assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999 pursuant to any Buyer Benefit Plan or agreement or arrangement with Buyer or any of its Subsidiaries.

(l) Each Buyer Benefit Plan that is maintained for employees located outside of the United States and is subject to the Laws of a jurisdiction outside of the United States (other than any such plan to which contributions are mandated by a Governmental Body) (each, a “Foreign Buyer Plan”) (i) has been maintained and operated in all material respects in accordance with the applicable plan document and all applicable Laws, (ii) if intended to qualify for special tax treatment, satisfies all requirements for such treatment, and (iii) if required to be funded, book-reserved or secured by an insurance policy, the fair market value of the assets of each funded Foreign Buyer Plan, the liability of each insurer for any Foreign Buyer Plan funded through insurance or the book reserve established for any Foreign Buyer Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to such Foreign Buyer Plan, according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Buyer Plan.

(m) Except as set forth in Section 3.18(m) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is, nor since January 1, 2019 has been, a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Buyer, purporting to represent or seeking to represent any employees of Buyer, including through the filing of a petition for representation election. There is not, and has not been in the past three years, nor is there or has there been in the past three years any pending or threatened strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Buyer, any union organizing activity, against Buyer or any of its Subsidiaries. No event has occurred, and, to the Knowledge of Buyer, no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of Buyer, any union organizing activity.

(n) Each of Buyer and its Subsidiaries is, and since January 1, 2018 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration, employee safety and health, payment of wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Buyer, with respect to employees of Buyer, each of Buyer, since January 1, 2018: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of Buyer, threatened or reasonably anticipated against Buyer relating to any employee, applicant for employment, consultant, employment agreement or Buyer Benefit Plan (other than routine claims for benefits).

(o) Except as would not be reasonably likely to result in a material liability to Buyer, with respect to each individual who currently renders services to Buyer, Buyer has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Buyer has accurately classified him or her as exempt from or ineligible for overtime under all applicable Laws. Buyer does not have any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from or ineligible for overtime under all applicable Laws.

(p) Within the preceding three years, neither Buyer nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff” of employees that would reasonably be expected to require notification under the WARN Act or any similar state or local Law, and no such “plant closing” or “mass layoff” will be implemented before the Closing Date without advance notification to and approval of the Company, and there has been no “employment loss” as defined by the WARN Act within the 90 days prior to the Closing Date.

(q) There is not currently, and in the preceding three years there has not been, any Legal Proceeding, claim, unfair labor practice charge or complaint, labor dispute or grievance pending or, to the Knowledge of Buyer, threatened against Buyer relating to labor, employment, employment practices, or terms and conditions of employment.

(r) The compensation committee of the Buyer Board (each member of which the Buyer Board has determined is an “independent director” as defined in Nasdaq Listing Rule 5605(a)(2) and is an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act) has taken all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into on or before the date of this Agreement by Buyer or its Subsidiaries with current or future directors, officers or employees of Buyer or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

3.19 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to be material to Buyer, its Subsidiaries or their business, taken as a whole: (a) each of Buyer and its Subsidiaries complies with and since January 1, 2019 has complied with all applicable Environmental Laws, which compliance includes the possession by Buyer and its Subsidiaries of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof; (b) neither Buyer nor any of its Subsidiaries has received since January 1, 2019 (or prior to that time, which is pending and unresolved), any written notice, whether from a Governmental Body or other Person, that alleges that Buyer or any of its Subsidiaries is not in compliance with or has liability pursuant to any Environmental Law; (c) to the Knowledge of Buyer, there are no facts, events or circumstances that would reasonably be expected to prevent or interfere with Buyer’s or its Subsidiaries’ compliance with any Environmental Law or give rise to liabilities pursuant to Environmental Law, (d) none of Buyer or its Subsidiaries has handled, stored, transported, disposed of, arranged for or permitted the disposal of, or released any Hazardous Materials, or owned or operated any property or facility (and, to the Knowledge of Buyer, no such property or facility is contaminated by any Hazardous Materials), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Buyer or its Subsidiaries pursuant to Environmental Law; (e) no Consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions; and (f) none of Buyer or its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability of any other Person relating to Environmental Laws. The representations and warranties set forth in Sections 3.8, 3.10, 3.15 and this 3.19 are Buyer’s sole and exclusive representations and warranties regarding environmental matters.

3.20 Insurance. Buyer has delivered or made available to Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Buyer and its Subsidiaries. Except as set forth on Section 3.20 of the Buyer Disclosure Schedules, there are no claims pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. Each of such insurance policies is in full force and effect and Buyer and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2019, neither Buyer nor any of its Subsidiaries has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Buyer and its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Buyer or its Subsidiaries for which Buyer or its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Buyer or any of its Subsidiaries of its intent to do so.

3.21 No Financial Advisors. Other than Cowen and Company, LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer or any of its Subsidiaries.

3.22 Transactions with Affiliates. There have been no material transactions or relationships, since the Buyer Balance Sheet Date, between, on one hand, Buyer or any of its Subsidiaries and, on the other hand, any (a) executive officer or director of Buyer or any of its Subsidiaries or, to the Knowledge of Buyer, any of such officer’s or director’s immediate family members, (b) owner of more than 5% of the voting power of the outstanding Buyer Capital Stock or (c) to the Knowledge of Buyer, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than Buyer) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act. Buyer and its Subsidiaries are not indebted to any director, officer or employee of Buyer (except for any stockholders’ equity in connection with the ownership of Buyer Capital Stock, amounts due as salaries and bonuses (other than current payroll), other amounts due under employment agreements, retention agreements or employee benefit plans and amounts payable in reimbursements of expenses), and no such director, officer or employee is indebted to Buyer or its Subsidiaries, as applicable.

3.23 Anti-Bribery and International Trade Laws.

(a) None of Buyer, its Subsidiaries, nor any of their respective directors, officers, employees or, to the Knowledge of Buyer, agents or any other Person acting on behalf of Buyer or any of its Subsidiaries has during the past five years directly or indirectly (x) made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or (y) given anything of value to any Person, Government Official, political party, party official, or candidate for the purpose of improperly inducing any action or inaction or influencing any decision to obtain or retain business or provide an improper or undue advantage or favor, or taken any other action, in each case with respect to clause (x) and (y), in violation of the Anti-Bribery Laws. Buyer and its Subsidiaries are not nor have they within the past five years been the subject of any Legal Proceedings regarding actual or alleged violations of any applicable Anti-Bribery Laws. No such Legal Proceeding is pending or threatened, and there are no known circumstances which are likely to give rise to any such Legal Proceeding by any Governmental Body.

(b) Neither Buyer nor any of its Subsidiaries, nor any of their respective officers, directors, employees or, to the to the Knowledge of Buyer, agents or any other Person acting on behalf of Buyer or any of its Subsidiaries, is a Sanctioned Person.

(c) Neither Buyer nor any of its Subsidiaries (i) has assets located in, or otherwise directly or indirectly derives revenues from or engages in, investments, dealings, activities, or transactions in or with, any Sanctioned Country; or (ii) directly or indirectly derives revenues from or engages in investments, dealings, activities, or transactions with, any Prohibited Person.

(d) Buyer and each of its Subsidiaries, as well as their respective directors, officers, employees and, to the Knowledge of Buyer, agents or any other Person acting on behalf of Buyer or any of its Subsidiaries, has been during the past five years, and is currently, in compliance with Anti-Money Laundering Laws, Export Controls and Sanctions.

(e) Buyer has instituted and maintained during the past five years policies and procedures reasonably designed to ensure compliance by Buyer, its Subsidiaries, and their respective directors, officers, employees, and agents with Anti-Bribery Laws, Anti-Money Laundering Laws, Export Controls and Sanctions.

3.24 Valid Issuance; Senior Notes Matters.

(a) The New Buyer Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, have been duly authorized and be validly issued, fully paid and nonassessable.

(b) An indenture governing the Buyer Senior Notes (the “Indenture”) will be duly authorized by Buyer and each of the other parties thereto and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of Buyer and each of the other parties thereto, enforceable against the parties thereto in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. The Indenture will conform in all material respects to the description thereof in the Registration Statement and the Proxy Statement.

(c) The Buyer Senior Notes will be duly and validly authorized for issuance and sale to the Buyer’s stockholders, and when issued, authenticated in the manner provided for in the Indenture and delivered by Buyer in accordance with the terms of this Agreement and the Indenture, the Buyer Senior Notes will be in the form contemplated by the Indenture and will be legally binding and valid obligations of the parties thereto, entitled to the benefits of the Indenture and enforceable against the parties thereto in accordance with their terms, except as the enforcement thereof may be limited by the Enforceability Exceptions. The Buyer Senior Notes, when issued, authenticated and delivered as provided above, will conform in all material respects to the description thereof in the Registration Statement and the Proxy Statement.

3.25 COVID-19 Matters. Except as set forth in Section 3.25 of the Buyer Disclosure Schedule, each of Buyer and its Subsidiaries is in compliance in all material respects with any and all COVID-19 Measures, including as may be applicable to any location in which Buyer or its Subsidiaries operates. No event has occurred and no condition exists that would reasonably be expected to interfere with or impede the availability of the workforce of Buyer or any of its Subsidiaries to conduct its business. Section 3.25 of the Buyer Disclosure Schedule sets forth a list of each loan, exclusion, forgiveness, application for assistance or other item which Buyer or any of its Subsidiaries has received or for which Buyer or any of its Subsidiaries has applied pursuant to any COVID-19 Measure, including any “Paycheck Protection Program” loan, “Economic Stabilization Fund” loan or other United States Small Business Administration loan, which receipt and/or application is in compliance with all applicable Laws. Except as set forth in Section 3.25 of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries has had any actual or anticipated workforce changes resulting from disruptions caused by COVID-19 or COVID-19 Measures, including any actual or expected terminations, layoffs, furlough, shutdowns (whether voluntary or by decree, judgment, injunction or other), nor are any such changes currently contemplated.

3.26 Rights Agreement. Buyer has taken all actions necessary to (a) render the Rights Agreement inapplicable to this Agreement, the Support Agreements and the transactions contemplated by this Agreement and the Support Agreements; (b) ensure that in connection with the Contemplated Transactions and the Support Agreements, (i) neither the Company or any of its “Affiliates” or “Associates” (each as defined in the Rights Agreement), either individually or together, shall be deemed to be or become an “Acquiring Person” (as defined in the Rights Agreement) solely by virtue of, or as a result of, (A) the approval, adoption, execution, delivery and/or amendment of this Agreement or the Support Agreements, (B) the public announcement and/or public disclosure by any Person of this Agreement, the Support Agreements or any of the transactions contemplated hereby or thereby, including, but not limited to, the Merger and (C) the performance and/or consummation of any of the transactions contemplated by this Agreement or the Support Agreements, including, without limitation, the Merger (the foregoing actions, the “Permitted Events”) and (ii) none of a “Shares Acquisition Date,” a “Distribution Date,” a “Section 11(a)(ii) Event” (as such terms are defined in the Rights Agreement) will occur or be deemed to have occurred solely by virtue of, or as a result of, any Permitted Event; and (c) provide that the “Expiration Date” (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time. Prior to the execution of this Agreement, Buyer has provided the Company with a copy of the resolutions of the Buyer Board and a copy of the amendment to the Rights Agreement (the “Rights Agreement Amendment”), in each case effecting the foregoing sentence. Buyer is not a party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan, other than the Rights Agreement.

3.27 Disclaimer of Other Representations or Warranties.

(a) Except as previously set forth in this Section 3 or in any certificate delivered by Buyer to the Company pursuant to this Agreement, Buyer makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

(b) Buyer acknowledges and agrees that, except for the representations and warranties of the Company set forth in Section 2, neither Buyer nor any of any of its Representatives is relying on any other representation or warranty of the Company or any other Person made outside of Section 2, including regarding the accuracy or completeness of any such other representations or warranties or the omission of any material information, whether express or implied, in each case, with respect to the Contemplated Transactions.

SECTION 4. CERTAIN COVENANTS OF THE PARTIES

4.1 Operation of Buyer’s Business.

(a) Except as expressly permitted by this Agreement (including any Reverse Split), as required by applicable Law or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”), Buyer shall and shall cause its Subsidiaries to conduct its respective business and operations in the Ordinary Course of Business and in compliance in all material respects with the requirements of all Contracts that constitute Buyer Material Contracts.

(b) Except (i) as expressly permitted by this Agreement (including any Reverse Split), (ii) as required by applicable Law, (iii) with the prior written consent of the Company or (iv) as set forth in Section 3.9 of the Buyer Disclosure Schedule, at all times during the Pre-Closing Period, Buyer shall not do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Buyer Stock Plan in accordance with the terms of such award in effect on the date of this Agreement), or make any other non-Ordinary Course of Business payments;

(ii) sell, issue, grant, pledge, accelerate the vesting of (as applicable), or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Buyer (except for Buyer Common Stock issued upon the valid exercise of outstanding Buyer Options or Buyer DSUs/PSUs/RSUs) or its Subsidiaries; (B) any option, warrant or right to acquire any capital stock or any other security of Buyer or any of its Subsidiaries (other than grants of Buyer Options to employees and service providers in the Ordinary Course of Business); or (C) any instrument convertible into or exchangeable for any capital stock or other security of Buyer or any of its Subsidiaries;

(iii) except as required to give effect to anything in contemplation of the Closing, amend (including by merger, consolidation or otherwise) any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, liquidation, dissolution or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv) form any Subsidiary or acquire any Equity Interest, business or other interest in any other Entity, or enter into a joint venture with any other Entity or enter into a new line of business;

(v) (A) lend or advance money to any Person (except for the advancement of expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(vi) other than as required by applicable Law: (A) adopt, terminate, establish or enter into any Buyer Benefit Plan or increase costs under existing Buyer Benefit Plans; (B) cause or permit any Buyer Benefit Plan to be amended in any material respect; (C) issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of any Equity Interests; (D) pay any bonus (including any transaction-related bonus or other similar success fee) or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business; (E) increase the severance or change of control benefits offered to any current or new employees, directors or consultants; (F) hire, terminate or give notice of termination to any (x) officer or (y) employee, other than a termination for cause; or (G) accelerate the vesting or extend the exercise period for outstanding equity awards;

(vii) recognize any labor union, labor organization, work council or similar Person except as otherwise required by Law and after using reasonable efforts to provide advance notice to the Company;

(viii) acquire any material asset or business or sell, lease or otherwise irrevocably dispose of any of its material assets or properties, or grant any Encumbrance with respect to such assets or properties, if doing so would endanger the listing of Buyer Common Stock on Nasdaq;

(ix) sell, assign, transfer, license, sublicense, encumber, abandon or otherwise dispose of any material Buyer IP or any Intellectual Property Rights exclusively licensed to Buyer if doing so would endanger Buyer’s Nasdaq listing;

(x) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xi) enter into, materially amend or terminate any Buyer Material Contract;

(xii) other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiii) initiate or settle any material Legal Proceeding;

(xiv) take any other action (unless in Buyer’s Ordinary Course of Business and not otherwise restricted pursuant to the foregoing) which could be deemed to have a material effect on Buyer’s business, assets, or financial condition (including, specifically, Buyer’s cash position) or which would impair in any material respect the Parties’ ability to consummate the Contemplated Transactions (including, without limitation, the adoption of so-called “poison pills”); or

(xv) agree, resolve, offer or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Buyer prior to the Effective Time. Prior to the Effective Time, Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2 Operation of the Company’s Business.

(a) Except as expressly permitted by this Agreement, as required by applicable Law, as contemplated by the Pre-Closing Reorganization or the Pre-Closing Company Financing or unless Buyer shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall and shall cause its Subsidiaries to conduct its respective business and operations in the Ordinary Course of Business and in compliance in all material respects with the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly permitted by this Agreement, (ii) as required by applicable Law, (iii) as contemplated by the Pre-Closing Reorganization or the Pre-Closing Company Financing, (iv) unless Buyer shall otherwise consent in writing or (v) as set forth on Section 4.2 of the Company Disclosure Schedule, at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i) declare, accrue, set aside or pay any distribution in respect of any Company Common Units, repurchase, redeem or otherwise reacquire any Company Common Units or other securities (except for (i) units of Company Service Provider Units from terminated employees, directors or consultants of the Company, (ii) as contemplated under the Company LLC Agreement or (iii) pursuant to the Exchange Agreement);

(ii) recognize any labor union, labor organization, work council or similar Person except as otherwise required by Law and after using reasonable efforts to provide advance notice to Buyer;

(iii) sell, assign, transfer, license, sublicense, encumber, abandon or otherwise dispose of any material Company IP or any Intellectual Property Rights exclusively licensed to the Company, except in the Ordinary Course of Business;

(iv) make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes; or

(v) agree, resolve, offer or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Buyer, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (i) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (ii) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (iii) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate; (iv) assemble and provide availability to organized diligence materials as reasonably requested, and; (v) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions (provided, that Buyer’s right to financial or operating data and information shall be no greater than that specified in Section 2.7 and Section 5.19). Any investigation conducted by either Buyer or the Company pursuant to this Section 4.3(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Neither Party nor its respective Representatives shall be entitled pursuant to this Section 4.3(a) to conduct any environmental sampling, testing or other invasive investigation without the other Party’s consent, which consent may be withheld or conditioned in that Party’s sole and absolute discretion.

(b) Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that (i) any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information, (ii) the consent of a third party is required to provide such access to any such properties or information, or (iii) as may be necessary in the reasonable good faith judgment of such Party to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access; provided, that such Party shall use its commercially reasonable efforts to (A) obtain the required consent of any such third party to provide access to such properties or information, (B) develop an alternative to providing access to such properties or information so as to address such matters that is reasonably acceptable to Buyer and the Company and (C) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such attorney-client privilege.

4.4 Buyer Non-Solicitation.

(a) Buyer agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding Buyer or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.4); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.4(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Buyer Stockholder Vote, Buyer may, directly or indirectly through any of its Representatives, (x) furnish access and nonpublic information regarding Buyer to, (y) enter into or participate in discussions or negotiations with or (z) contact, in order to clarify the terms and conditions of any Acquisition Proposal so as to determine if such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Offer, any Person in response to a bona fide Acquisition Proposal by such Person if: (A) neither Buyer nor any of its Representatives shall have breached this Section 4.4 in any material respect in connection with the making of such Acquisition Proposal; (B) the Buyer Board concludes in good faith after consultation with outside financial advisors and outside legal counsel that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer and that the failure to take such action contemplated in clauses (x), (y) or (z) above is reasonably likely to be inconsistent with the fiduciary duties of the Buyer Board under applicable Law; (C) at least 24 hours prior to furnishing such nonpublic confidential information to, or entering into discussions with, such Person, Buyer gives the Company written notice of the identity of such Person and of Buyer’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) prior to furnishing any nonpublic information, Buyer receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to Buyer as those contained in the Confidentiality Agreement; and (E) within 24 hours after furnishing any such nonpublic information to such Person, Buyer furnishes or makes available such nonpublic information to the Company (to the extent such information has not been previously furnished or made available by Buyer to the Company). Without limiting the generality of the foregoing, Buyer acknowledges and agrees that, in the event any Representative of Buyer (whether or not such Representative is purporting to act on behalf of Buyer) takes any action that, if taken by Buyer, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Buyer for purposes of this Agreement.

(b) If Buyer or any Representative of Buyer receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Buyer shall promptly (and in no event later than one Business Day after Buyer receives such Acquisition Proposal or Acquisition Inquiry) advise the Company in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). Buyer shall keep the Company reasonably informed of any material developments, negotiations and discussions with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) Buyer shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry received on or prior to the date of this Agreement and promptly request the destruction or return of any nonpublic information of Buyer or any of its Subsidiaries provided to such Person.

4.5 Company Non-Solicitation.

(a) The Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or knowingly facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 4.5(a)); or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.5 and subject to compliance with this Section 4.5, prior to obtaining the Required Company Member Vote, the Company may, directly or indirectly through any of its Representatives, (x) furnish access and nonpublic information regarding Company to, (y) enter into or participate in discussions or negotiations with or (z) contact, in order to clarify the terms and conditions of any Acquisition Proposal so as to determine if such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Offer, any Person in response to a bona fide Acquisition Proposal by such Person if: (A) neither Company nor any of its Representatives shall have breached this Section 4.5 in any material respect in connection with the making of such Acquisition Proposal; (B) the Company Board concludes in good faith after consultation with outside financial advisors and outside legal counsel that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer and that the failure to take such action contemplated in clauses (x), (y) or (z) above is reasonably likely to be inconsistent with the fiduciary duties of the Company Board under applicable Law; (C) at least 24 hours prior to furnishing such nonpublic confidential information to, or entering into discussions with, such Person, the Company gives Buyer written notice of the identity of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (D) prior to furnishing any nonpublic information, the Company receives from such Person an executed confidentiality agreement containing provisions, in the aggregate, at least as favorable to the Company as those contained in the Confidentiality Agreement; and (E) within 24 hours after furnishing any such nonpublic information to such Person, the Company furnishes or makes available such nonpublic information to Buyer (to the extent such information has not been previously furnished or made available by the Company to Buyer). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b) If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company receives such Acquisition Proposal or Acquisition Inquiry) advise Buyer in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof). The Company shall keep Buyer reasonably informed of any material developments, negotiations and discussions with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry received on or prior to the date of this Agreement and promptly request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall promptly notify Buyer (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company or its Subsidiaries is commenced, or, to the Knowledge of the Company, threatened against the Company or its

Subsidiaries or, to the Knowledge of the Company, any director or officer of the Company or its Subsidiaries; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 7, as applicable, impossible or materially less likely. No notification given to Buyer pursuant to this Section 4.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company or any of its Subsidiaries contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b) During the Pre-Closing Period, Buyer shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Buyer or its Subsidiaries is commenced, or, to the Knowledge of Buyer, threatened against Buyer or its Subsidiaries or, to the Knowledge of Buyer, any director or officer of Buyer or its Subsidiaries; (iii) Buyer becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Buyer to comply with any covenant or obligation of Buyer; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 or 8, as applicable, impossible or materially less likely. No notification given to the Company pursuant to this Section 4.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Buyer or any of its Subsidiaries contained in this Agreement or the Buyer Disclosure Schedule for purposes of Sections 6 or 8, as applicable.

SECTION 5. ADDITIONAL AGREEMENTS OF THE PARTIES

5.1 Registration Statement; Proxy Statement.

(a) As promptly as reasonably practicable after the date of this Agreement (but in no event later than the latest of (i) 30 days following the date of this Agreement; (ii) five Business Days after Buyer’s receipt of any updated audited consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2021 or pro forma information of the Company as of and for the fiscal year ended December 31, 2021 pursuant to Section 5.19, (iii) five Business Days after Buyer’s receipt of the Fairness Opinion, and (iv) January 31, 2022), the Parties shall prepare, and Buyer shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC. Each of the Parties shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. As soon as reasonably practicable after the Registration Statement has been declared effective by the SEC under the Securities Act, Buyer shall establish a record date for, and in accordance with Section 5.4, duly call, give notice of and convene the Buyer Stockholders’ Meeting. Buyer shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Buyer’s stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC under the Securities Act. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders or members, as applicable, that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If Buyer or the Company becomes aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or the Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Party thereof and shall cooperate with such other Party in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Buyer’s stockholders.

(b) The Company shall use commercially reasonable efforts to cooperate with Buyer and provide, and require its Representatives to provide, Buyer and its Representatives, with all true, correct and complete information regarding the Company or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by Buyer to be included in the Registration Statement. Without limiting the foregoing, each Party will use commercially reasonable efforts to cause to be delivered to the other Party a consent letter of such Party’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to the other Party), that is customary in scope and substance for consent letters delivered by independent public accountants of each Party in connection with registration statements similar to the Registration Statement.

(c) The information relating to Buyer to be contained in the Registration Statement will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information in the Proxy Statement relating to Buyer will not, on the date the Proxy Statement is first mailed to Buyer stockholders or at the time of the Buyer Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by Buyer with respect to the information that has been or will be supplied by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion in the Registration Statement or Proxy Statement.

(d) The information supplied by the Company and each of its Subsidiaries for inclusion in the Registration Statement (including the Company Financial Statements) will not, on the date the Registration Statement is filed with the SEC, at any time it is amended or supplemented, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. The information supplied by the Company for use in the Proxy Statement relating to the Company and its Subsidiaries (including the Company Financial Statements) will not, on the date the Proxy Statement is first mailed to the Buyer’s stockholders or at the time of the Buyer Stockholders’ Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company with respect to the information that has been or will be supplied by Buyer or any of its Representatives for inclusion in the Registration Statement or Proxy Statement.

5.2 Member Written Consent. Promptly after the Registration Statement shall have been declared effective under the Securities Act, the Company shall solicit the Required Company Member Vote pursuant to the Company’s Organizational Documents to adopt and approve this Agreement and the Contemplated Transactions (the “Company Member Matters”), which Required Company Member Vote shall be executed and delivered by the Company members no later than the close of business on the day immediately prior to the day of the Buyer Stockholders’ Meeting.

5.3 Pre-Closing Company Financing. Promptly after the Registration Statement shall have been declared effective under the Securities Act, the Company shall use commercially reasonable efforts to consummate the Pre-Closing Company Financing at or prior to Closing.

5.4 Buyer Stockholders’ Meeting.

(a) As promptly as practicable after the Registration Statement has been declared effective by the SEC under the Securities Act, Buyer shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Buyer Common Stock for the purpose of seeking approval of the following, which in the case of Sections 5.4(a)(ii) – 5.4(a)(iii) shall be in form and substance reasonably acceptable to the Company and substantially in the form attached as Exhibit F-2 (the matters contemplated by Sections 5.4(a)(i) – 5.4(a)(vii) below are referred to as the “Buyer Stockholder Matters” and such meeting, the “Buyer Stockholders’ Meeting”):

(i) the approval and adoption of this Agreement and the amendments to Buyer’s certificate of incorporation specified in Exhibit F-1;

(ii) the amendment of Buyer’s certificate of incorporation to effect any Reverse Split (with no proportionate reduction in the authorized number of shares of Buyer Common Stock);

(iii) the amendment of Buyer’s certificate of incorporation to increase sufficiently the authorized number of shares of New Buyer Common Stock to be issued in connection with the Pre-Closing Company Financing, the Contemplated Transactions and upon exercise of Company Warrants and Company Options;

(iv) an increase to the 2021 Compensation and Incentive Plan sufficient to allow for the Company Options to be covered thereunder;

(v) the New Buyer Equity Incentive Plan;

(vi) the issuance of New Buyer Common Stock to the Company’s members and Buyer’s stockholders pursuant to this Agreement and the change of control of Buyer resulting from the Merger pursuant to Nasdaq rules;

(vii) approval of any matters as agreed by Buyer and the Company; and

(viii) one or more adjournments of the Buyer Stockholders’ Meeting if necessary to solicit additional proxies to obtain the approval of the holders of Buyer Common Stock, whether or not there are sufficient shares of Buyer Common Stock to constitute a quorum necessary to conduct the business of the Buyer Stockholders’ Meeting (the matters described in clauses (i) through (vii)) or to ensure that any supplement or amendment to the Proxy Statement is timely provided to holders of Buyer Common Stock.

(b) The Buyer Stockholders’ Meeting shall be held as promptly as practicable under applicable Law after the Registration Statement is declared effective under the Securities Act. Buyer shall take reasonable measures to ensure that all proxies solicited in connection with the Buyer Stockholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Buyer Stockholders’ Meeting, or a date preceding the date on which the Buyer Stockholders’ Meeting is scheduled, Buyer reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Buyer Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Buyer Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Buyer Stockholders’ Meeting, Buyer may postpone or adjourn, or make one or more successive postponements or adjournments of, the Buyer Stockholders’ Meeting as long as the date of the Buyer Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 15 days in connection with any postponements or adjournments.

(c) Buyer agrees that, subject to Section 5.4(d): (i) the Buyer Board shall recommend that the holders of Buyer Common Stock vote to approve the Buyer Stockholder Matters and use commercially reasonable efforts to solicit such approval, (ii) the Proxy Statement shall include a statement to the effect that the Buyer Board recommends that Buyer’s stockholders vote to approve the Buyer Stockholder Matters (the recommendation of the Buyer Board with respect to the Buyer Stockholder Matters being referred to as the “Buyer Board Recommendation”), and (iii) the Buyer Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Buyer Board shall not publicly propose to withhold, amend, withdraw or modify the Buyer Board Recommendation) in a manner adverse to the Company (failure by Buyer to take the actions set forth in the foregoing clauses (i), (ii) and/or (iii), collectively, a “Buyer Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 5.4(c) and subject to compliance with Section 4.4, if at any time prior to the approval of Buyer Stockholder Matters by the Required Buyer Stockholder Vote:

(i) Buyer has received a written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 4.4) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Buyer Board shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer, the Buyer Board may make a Buyer Board Adverse Recommendation Change, if and only if: (A) the Buyer Board determines in good faith, after consultation with Buyer’s outside legal counsel, that the failure to do so would reasonably likely be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law; (B) Buyer shall have given the Company prior written notice of its intention to consider making a Buyer Board Adverse Recommendation Change at least three Business Days prior to making any such Buyer Board Adverse Recommendation Change (a “Buyer Determination Notice”) (which notice shall not constitute a Buyer Board Adverse Recommendation Change); and (C) (1) Buyer shall have provided to the Company a summary of the material terms and conditions of the Acquisition Proposal in accordance with Section 4.4(b), (2) Buyer shall have given the Company the three Business Days after delivery of the Buyer Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with the Company (to the extent the Company desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Buyer Board shall have determined, in good faith, that such Acquisition Proposal constitutes a Superior Offer and that the failure to make the Buyer Board Adverse Recommendation Change would reasonably likely be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.4(d)(i) shall also apply to any material amendment to such Acquisition Proposal and require a new Buyer Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(ii) Other than in connection with an Acquisition Proposal, the Buyer Board may make a Buyer Board Adverse Recommendation Change in response to a Buyer Change in Circumstance, if and only if: (A) the Buyer Board determines in good faith, after consultation with Buyer’s outside legal counsel, that the failure to do so would reasonably likely be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law; (B) Buyer shall have given the Company a Buyer Determination Notice at least three Business Days prior to making any such Buyer Board Adverse Recommendation Change; and (C) (1) Buyer shall have specified the Buyer Change in Circumstance in reasonable detail, (2) Buyer shall have given the Company the three Business Days after delivery of the Buyer Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with the Company with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Buyer Board shall have determined, in good faith, that the failure to make the Buyer Board Adverse Recommendation Change in response to such Buyer Change in Circumstance would be inconsistent with the fiduciary duties of the Buyer Board to Buyer’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.4(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Buyer Change in Circumstance and require a new Buyer Determination Notice, except that the references to three Business Days shall be deemed to be two Business Days.

(e) Buyer’s obligation to call, give notice of and hold the Buyer Stockholders’ Meeting to approve the Buyer Stockholder Matters in accordance with Section 5.4(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal or by any withdrawal or modification of the Buyer Board Recommendation.

(f) Nothing contained in this Agreement shall prohibit Buyer or the Buyer Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Buyer’s stockholders if the Buyer Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to Buyer’s stockholders under applicable Law.

5.5 Governmental Authorizations.

(a) Each Party shall use its commercially reasonable efforts to take all action and to do all things necessary, proper or advisable in order to close and make effective the Contemplated Transactions, including (i) satisfying the conditions precedent to the obligations of any of the Parties, (ii) preparing as promptly as practicable, all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as promptly as practicable all third Person Consents and Governmental Authorizations and as promptly as practicable taking all steps as may be necessary to obtain all such Governmental Authorizations and third Person Consents, (iii) defending any claim, action, suit, proceeding or investigation challenging this Agreement or the performance of the obligations hereby; and (iv) executing and delivering such instruments, and taking such other actions, as the other Parties may reasonably require in order to carry out the intent of this Agreement.

(b) In furtherance and not in limitation of the foregoing, each Party agrees to:

(i) (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions within ten Business Days of the date of this Agreement and (B) not enter into any agreement with the U.S. Federal Trade Commission (the “FTC”) or the U.S. Department of Justice (the “DOJ”) or any other Governmental Body not to close the Contemplated Transactions, except with the prior written consent of the other Party. Until the Closing, each Party shall substantially comply as promptly as practicable with any request for additional information or documentary material that may be made pursuant to the HSR Act or any other Antitrust Law and use its commercially reasonable efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Law as soon as possible.

(ii) Each Party shall, until the Closing in connection with the actions referenced in Sections 5.5(a) and (b) to obtain all Governmental Authorizations for the Contemplated Transactions under the HSR Act or any other Antitrust Law, (A) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (B) keep the other Party and/or its counsel informed of any communication received by such Party from, or given by such Party to, the FTC, the DOJ or any other U.S. or other Governmental Body and of any communication received or given in connection with any proceeding by a private party, in each case regarding the Contemplated Transactions; (C) if practicable, consult with each other in advance of any meeting or telephone call with the FTC, the DOJ or any other Governmental Body or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other Governmental Body or other Person, give the other Party and/or its counsel the opportunity to attend and participate in such meetings and telephone calls; and (D) permit the other Party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Body. The Parties, as each deems advisable and necessary, may reasonably designate any competitively sensitive material to be provided to the other under this Section 5.5(b)(ii) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance in writing from the source of the materials (Buyer or the Company, as the case may be) or its legal counsel.

(iii) In furtherance and not in limitation of the covenants of the Parties contained in Sections 5.5(a), 5.5(b)(i) and 5.5(b)(ii), each Party shall, and shall cause its Affiliates to, until the Closing, use its commercially reasonable efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the End Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Body or any private party; and (ii) avoid or eliminate each and every impediment under any Antitrust Law so as to enable the Closing to occur as soon as possible (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Buyer and its Affiliates and/or the Company and its Affiliates, (y) otherwise taking or committing to take actions that after the Closing would limit Buyer’s, its Affiliates’ and/or its Subsidiaries’ freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Buyer and/or the Company, and (z) agreeing to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Buyer’s or Buyer’s Subsidiaries’ ability to operate or retain, any of the businesses, product lines or assets of Buyer and/or the Company; provided, however, that any action contemplated by any of clauses (x), (y) and (z) is conditioned upon the closing of Contemplated Transactions.

(iv) Without limiting any other obligation under this Agreement, during the period from the date of this Agreement until the Closing Date, neither Party shall, and shall cause its Subsidiaries and Affiliates not to, take or agree to take any action that could reasonably be viewed to prevent or delay the Parties from obtaining any Governmental Body in connection with the Contemplated Transactions, or to prevent or materially delay or impede the closing of Contemplated Transactions.

(v) Until the Closing, each Party agrees to provide such security and assurances as to financial capability, resources and creditworthiness and other information about such Party and its respective Affiliates as may be reasonably requested by any Governmental Body whose consent or approval is sought in connection with the Contemplated Transactions, in each case, as soon as reasonably practicable.

5.6 Company Warrants; Company Options.

(a) Subject to the terms of such Company Warrant, at the Effective Time, each Company Warrant that is outstanding and unexercised immediately before the Effective Time shall be converted into and become a warrant to purchase Buyer Class A Common Stock and Buyer shall assume each such Company Warrant in accordance with its terms. Subject to the terms of such Company Warrant, all rights with respect to Company Units under Company Warrants assumed by Buyer shall thereupon be converted into rights with respect to Buyer Class A Common Stock. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Buyer may be exercised solely for shares of Buyer Class A Common Stock; (ii) the number of shares of Buyer Class A Common Stock subject to each Company Warrant assumed by Buyer shall be determined by applying the Company Class A/B Exchange Ratio used in the Merger; (iii) the per share exercise price for the Buyer Class A Common Stock issuable upon exercise of each Company Warrant assumed by Buyer shall be determined by applying the Company Class A/B Exchange Ratio used in the Merger, and rounding the resulting exercise price to the nearest one-thousandth of a cent; and (iv) any restriction on any Company Warrant assumed by Buyer shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

(b) At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by Buyer and converted into (A) an option to purchase shares of Buyer Class A Common Stock (each, a “Converted Option”). Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (1) each Converted Option will be exercisable for that number of shares of

Buyer Class A Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Class B Common Units subject to the Company Option immediately before the Effective Time and (y) the Company Class A/B Exchange Ratio; and (2) the per share exercise price for each share of Buyer Class A Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per Company Class B Common Unit of such Company Option immediately before the Effective Time by (y) the Class A/B Exchange Ratio; provided, however, that the exercise price and the number of shares of Buyer Class A Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder. In connection with the assumption of Converted Options pursuant to this Section 5.6(b), The Surviving Corporation shall grant substitute awards pursuant to the 2021 Compensation and Incentive Plan as of the Effective Time. Prior to the Effective Time, the Company shall deliver to each individual who holds Converted Options a notice, setting forth the effect of the Merger on such Company optionholder’s Company Options and describing the treatment of such equity awards in accordance with this Section 5.6(b).

5.7 Buyer Options and Buyer DSUs/PSUs/RSUs.

(a) Each outstanding and unexercised Buyer Option (i) whose exercise price is less than the Buyer Share Closing Price as of the Effective Time shall fully vest, be cancelled as of immediately prior to the Effective Time and be converted into the right (net of the applicable exercise price) to receive the Buyer Stock Merger Consideration pursuant to Section 1.5 (treating such shares in the same manner as all other outstanding shares of Buyer Common Stock for such purpose) less any Taxes required to be withheld with respect to such Buyer Options in accordance with Section 1.9; and (ii) whose exercise price is equal to or greater than the Buyer Share Closing Price as of the Effective Time (the “Buyer Out-of-the-Money Options”) will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Buyer Option immediately before the Effective Time, except that (1) each such Buyer Option will be exercisable for that number of shares of Buyer Class A Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Buyer Common Stock subject to the Buyer Option immediately before the Effective Time and (y) the Buyer Exchange Ratio; and (2) the per share exercise price for each share of Buyer Option issuable upon exercise of the Buyer Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per share of Buyer Common Stock of such Buyer Option immediately before the Effective Time by (y) the Buyer Exchange Ratio; provided, however, that the exercise price and the number of shares of Buyer Class A Common Stock purchasable under each such Buyer Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder.

(b) Prior to the Effective Time, Buyer shall take all actions that may be necessary (under the Buyer Stock Plans and otherwise, including, if it deems it necessary or desirable, adopting and approving amendments to the existing underlying grant agreements) so that, at the Effective Time, each Buyer DSU/PSU/RSU that is outstanding under the Buyer Stock Plans immediately prior to the Effective Time, and without any action on the part of the holders of the Buyer DSUs/PSUs/RSUs, vest in full and become free of restrictions and shall be treated as a share of Buyer Common Stock that shall be cancelled and converted automatically into the right to receive the Buyer Stock Merger Consideration pursuant to Section 1.5 (treating such shares in the same manner as all other outstanding shares of Buyer Common Stock for such purpose) less any Taxes required to be withheld with respect to such Buyer DSUs/PSUs/RSUs in accordance with Section 1.9.

5.8 Employee Benefits.

(a) Following the Closing, the Buyer Benefit Plans and the Company Benefit Plans shall remain in full force and effect and shall not be terminated or discontinued in connection with the Closing.

(b) The provisions of this Section 5.8 are for the sole benefit of Buyer and the Company and no provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan or Buyer Benefit Plan or rights to continued employment or service with the Company or Buyer (or any Subsidiary thereof) or (ii) be treated as an amendment to or other modification to any Company Benefit Plan or Buyer Benefit Plan, or shall limit the right of Buyer and the Company to amend, terminate or otherwise modify any such plans following the Closing.

(c) The Buyer Board shall, before the SEC declares the Registration Statement effective, adopt the New Buyer Equity Incentive Plan.

5.9 Indemnification of Officers and Directors.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, manager, fiduciary or agent of Buyer or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, manager, fiduciary or agent of Buyer or of the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from the Surviving Corporation, jointly and severally, upon receipt by the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such Person to whom expenses are advanced provides an undertaking to the Surviving Corporation, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) The provisions of Buyer’s Organizational Documents with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Buyer that are presently set forth in the certificate of incorporation and bylaws of Buyer shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Buyer.

(c) From and after the Effective Time, the Surviving Corporation shall (i) fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) fulfill and honor in all respects the obligations of Buyer to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Buyer’s Organizational Documents and pursuant to any indemnification agreements between Buyer and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, the Surviving Corporation shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Buyer. In addition, prior to the Effective Time, Buyer shall purchase a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Buyer’s for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the “Buyer D&O Tail Policy”). Prior to the Effective Time, the Company shall purchase a six-year prepaid “tail policy” for the Company’s existing directors’, managers’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (the “Company D&O Tail Policy”).

(e) From and after the Effective Time, the Surviving Corporation shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the Persons referred to in this Section 5.9 in connection with their successful enforcement of the rights provided to such Persons in this Section 5.9.

(f) The provisions of this Section 5.9 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Buyer and the Company by Law, charter, statute, bylaw or agreement.

(g) In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.9.

(h) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by each officer, manager, director, fiduciary or agent of Buyer or the Company entitled to indemnification under this Section 5.9, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

5.10 Additional Agreements. The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions. Without limiting the generality of the foregoing, each Party: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to other Party’s obligation to consummate this Agreement.

5.11 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Buyer and thereafter Buyer and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Buyer Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to Buyer Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Buyer SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Parties); (b) a Party may, without the prior consent of the other Parties but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) a Party need not consult with the other Parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.4(e) or with respect to any Acquisition Proposal or Buyer Board Adverse Recommendation Change, as applicable, or with respect to Buyer only, pursuant to Section 5.4(f).

5.12 Listing. Buyer shall use commercially reasonable efforts to maintain its existing listing on Nasdaq until the Effective Time. Each of Buyer and the Company shall (a) use their commercially reasonable efforts to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare a notification form for the listing of the shares of Buyer Class A Common Stock to be issued in connection with the Contemplated Transactions to be submitted by Buyer to Nasdaq, and to use their commercially reasonable efforts to cause such shares to be approved for listing (subject to official notice of issuance) under the ticker symbol “ILLR”; (c) use their commercially reasonable efforts (to the extent within such Party’s control) to effect the Reverse Split if the Parties agree that it is necessary or advisable in order to obtain or maintain listing of the Buyer Common Stock on Nasdaq; and (d) to the extent required by Nasdaq Marketplace Rule 5110, have the Company file an initial listing application for the Buyer Class A Common Stock on Nasdaq (the “Nasdaq Listing Application”) and use their commercially reasonable efforts to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time under the ticker symbol “ILLR”. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Each Party will promptly inform the other Party of all material verbal or written communications between Nasdaq and such Party or its Representatives as it relates to the Contemplated Transactions. The Company will cooperate with Buyer as reasonably requested by Buyer with respect to the Nasdaq Listing Application and promptly furnish to Buyer all information concerning the Company and its members that may be required or reasonably requested in connection with any action contemplated by this Section 5.12.

5.13 Tax Matters.

(a) For United States federal income Tax purposes, the Parties intend that the Merger qualify as follows (collectively, the “Intended Tax Treatment”): (i) a tax-free contribution pursuant to Section 351 of the Code in respect of the transactions described in Section 1.5(a)(i); (ii) a distribution in redemption of stock pursuant to Section 302(a), (b) of the Code in respect of the transactions described in Section 1.5(a)(ii)(A); and (iii) a reorganization pursuant to Section 368(a)(1)(E) of the Code in respect of the transactions described in Section 1.5(a)(ii)(B).

(b) The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

5.14 Section 16 Matters. Prior to the Effective Time, Buyer and the Company shall take all such reasonable steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions or dispositions, if applicable, of Buyer Capital Stock, restricted stock awards to acquire Buyer Capital Stock and any options to purchase Buyer Capital Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer, to be exempt under Rule 16b-3 promulgated under the Exchange Act. The Company shall furnish the following information to Buyer for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Buyer: (a) the number of Company Units owned by such individual and expected to be exchanged for shares of Buyer Capital Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Units owned by such individual and expected to be converted into shares of Buyer Capital Stock, restricted stock awards to acquire Buyer Capital Stock or derivative securities with respect to Buyer Capital Stock in connection with the Merger.

5.15 Cooperation. Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined Entity to continue to meet its obligations following the Effective Time.

5.16 Allocation Certificates.

(a) The Company will prepare and deliver to Buyer at least five Business Days prior to the Closing

Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Buyer setting forth (as of immediately prior to the Effective Time, after giving effect to the Pre-Closing Company Financing and the Pre-Closing Reorganization) (A) each holder of Company Units; (B) such holder’s name and address; and (C) the number Company Units held as of the immediately prior to the Effective Time for each such holder expressed on a fully-diluted basis and as-converted-to Company Common Units basis, broken down by outstanding Company Units and the units underlying the Company Warrants, Company Options, Company Service Provider Units and other relevant securities (the “Allocation Certificate”).

(b) Buyer will prepare and deliver to the Company at least five Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Buyer (or, if there is no Chief Financial Officer, the principal accounting officer for Buyer) in a form reasonably acceptable to the Company, setting forth as of immediately prior to the Effective Time, the total number of shares of Buyer Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis and as-converted-to Buyer Common Stock basis, broken down by outstanding shares of Buyer Common Stock and the shares underlying the Buyer Preferred Stock, Buyer Options, Buyer DSUs/PSUs/RSUs and other relevant securities (the “Buyer Fully-Diluted Shares Certificate”).

5.17 Takeover Statutes. If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Buyer and the Buyer Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.18 Stockholder Litigation. Prior to the Closing, each Party shall promptly notify the other Party in writing, and conduct and control the settlement and defense, of any stockholder litigation brought or threatened against such Party or any of its directors and officers relating to or challenging this Agreement or the consummation of the Contemplated Transactions; provided, that such Party shall (a) consult with the other Party with respect to any such stockholder litigation and in good faith take any comments of the other Party into account with respect to such stockholder litigation, and (b) keep the other Party reasonably apprised of any material developments in connection with, any such stockholder litigation.

5.19 Company Financial Statements. If requested by the Company, or required by the SEC, Buyer shall update the Registration Statement to include, and the Company shall provide, audited consolidated financial statements for the fiscal years ended December 31, 2020 and December 31, 2021 and pro forma information of the Company as of and for the fiscal year ended December 31, 2021, prior to having the Registration Statement declared effective.

5.20 Rights Agreement. Buyer and the Buyer Board shall (a) take all actions necessary to ensure that the Rights Agreement does not become applicable to the Contemplated Transactions or the Support Agreements and (b) if the Rights Agreement becomes applicable to the Contemplated Transactions or the Support Agreements, take all actions necessary to eliminate the effect of the Rights Agreement on the Contemplated Transactions and the Support Agreements. Buyer acknowledges that, on the date hereof in connection with the execution and delivery of this Agreement, Buyer has entered into the Rights Agreement Amendment, which provides that the Rights shall expire and shall cease to be exercisable effective as of immediately prior to the Effective Time.

5.21 Buyer ESPP. Prior to the Effective Time, the Buyer Board shall adopt such resolutions, adopt any necessary amendment to the Buyer ESPP and take such other necessary actions such that: (i) with respect to any Payment Period (within the meaning of the Buyer ESPP) in progress as of the date of this Agreement under the Buyer ESPP, such Payment Period shall terminate and any option to purchase shares of Buyer Common Stock under the Buyer ESPP shall be deemed to have been exercised upon the earlier to occur of (A) the Business Day immediately preceding the Closing Date or (B) the date on which such Payment Period would otherwise end, and no additional Payment Period shall commence under such Buyer ESPP after the date of this Agreement; (ii) no individual participating in the Buyer ESPP shall be permitted to (A) increase the amount of his or her rate of payroll deductions thereunder from the rate in effect as of the date of this Agreement, or (B) except to the extent required by applicable Law, make separate non-payroll contributions to the Buyer ESPP on or following the date of this Agreement; (iii) no individual who is not participating in the Buyer ESPP as of the date of this Agreement will be permitted to commence participation in the Buyer ESPP following the date of this Agreement; (iv) the amount of the accumulated contributions of each participant under the Buyer ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Buyer Common Stock in accordance with the terms and conditions of the Buyer ESPP be refunded to such participant as of the Effective Time; and (v) subject to the consummation of the Merger, the Buyer ESPP shall terminate, effective immediately prior to the Effective Time.

5.22 Fairness Opinion. Buyer covenants and agrees that, within 30 days of the date of this Agreement (or such later date as agreed by the Parties) and prior to the filing of the Registration Statement (the earlier of such date, the “Opinion Date”), in addition to any opinion received by the Buyer Board from the Buyer Financial Advisor prior to or on the date of this Agreement, Buyer will use reasonable best efforts to obtain a written opinion from the Buyer Financial Advisor to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration as a whole, and the Buyer Stock Merger Consideration to be received by each Holder who has made a Stock Election or is otherwise deemed to have made a Stock Election is fair, from a financial point of view, to holders of the Buyer Common Stock, and in addition opines that a valuation of $5 billion for the Company is within a range of value that it would consider to be fair, from a financial point of view, to each Holder, as well as a reaffirmation of the prior fairness opinion with respect to the Cash/Notes Merger Consideration without any assumption that there shall be no diminution in the economic value of Buyer Senior Notes as a result of conversion (such opinion, the “Fairness Opinion”). The Company shall reasonably cooperate with the Buyer in seeking the Fairness Opinion, including, without limitation, by providing all information reasonably requested by Buyer in connection therewith, subject to any applicable Laws, any applicable privileges (including the attorney-client privilege), trade secrets and contractual confidentiality obligations (provided, that Buyer’s right to financial or operating data and information shall be no greater than that specified in Section 2.7 and Section 5.19). If received, Buyer will make available to the Company a copy of the executed opinion as soon as practicable and no later than the Opinion Date. In the event that despite its reasonable best efforts, Buyer is unable to obtain and provide a copy of such Fairness Opinion to the Company prior to the Opinion Date:

(a) Section 1.5(a)(iv) shall automatically be deleted in its entirety and amended to provide that “Each share of Buyer Common Stock outstanding immediately prior to the Effective Time (excluding the Dissenting Shares) other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked pursuant to Section 1.12 shall be converted into the right to receive the Cash/Note Merger Consideration.”

(b) The last sentence of Section 1.12(e) shall be automatically amended to provide that “If any Election is not made or is not properly made with respect to any shares of Buyer Common Stock (none of Buyer, the Company nor the Exchange Agent being under any duty to notify any Holder of any defect with respect to any Election), then such shares of Buyer Common Stock shall, for purposes hereof, be deemed to have elected to receive the Cash/Notes Merger Consideration, unless a proper Election is thereafter timely made.”

SECTION 6. CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1 Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2 Antitrust Approvals. The waiting period (and any extension thereof) applicable to the Contemplated Transactions under the HSR Act shall have been terminated or shall have expired.

6.3 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.4 Stockholder Approval. (a) Buyer shall have obtained the Required Buyer Stockholder Vote with regard to the proposals in Section 5.4(a), and (b) the Company shall have obtained the Required Company Member Vote with regard to the Company Member Matters.

6.5 Listing. The shares of Buyer Class A Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing.

SECTION 7. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER

The obligations of Buyer to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Buyer, at or prior to the Closing, of each of the following conditions:

7.1 Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects (provided that Section 2.6 (Capitalization) may have de minimis deviations) as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance of Covenants; Working Capital.

(a) The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(b) The Company’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets shall not be less than the Company Target Working Capital and the Company’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of the Company’s Specified Assets that exceed the Company Target Working Capital, shall be no less than $0.00.

7.3 Documents. Buyer shall have received the following documents, each of which shall be in full force and effect:

(a) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, and 7.5 have been duly satisfied, (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.16 is true and accurate in all respects as of the Closing Date; and (iii) the Company’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets is not less than the Company Target Working Capital and the Company’s Effective Time Working Capital with respect to all other working capital, plus any amounts of the Company’s Specified Assets that exceed the Company Target Working Capital, items is no less than $0.00.

(b) a certificate, dated as of the Closing Date, executed by an authorized officer of the Company certifying that (i) the Company has previously made available to Buyer a complete and correct copy of the Organizational Documents of the Company and each of its Subsidiaries, as amended to date, (ii) attached thereto is a complete and correct copy of the Company Member Written Consent evidencing the Required Company Member Vote authorizing the execution, delivery and performance of this Agreement and the Contemplated Transactions, and the consummation of the transactions contemplated hereunder and thereunder, and (iii) such organizational documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date.

(c) a written resignation, in a form reasonably satisfactory to Buyer, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company who will not be an officer or director of the Surviving Corporation pursuant to Section 1.4(c); and

(d) the Allocation Certificate.

7.4 FIRPTA Certificate. Buyer shall have received an original signed statement from the Company, conforming to the requirements of Treasury Regulations Section 1.1445-11T(d)(2) and in form and substance reasonably acceptable to Buyer, certifying that fifty percent or more of the value of the gross assets of the Company does not consist of U.S. real property interests, or that ninety percent or more of the value of the gross assets of the Company does not consist of U.S. real property interests plus cash or cash equivalents.

7.5 No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6 Company Member Written Consent. The Company Member Written Consent evidencing the Required Company Member Vote shall be in full force and effect.

SECTION 8. ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1 Accuracy of Representations. The Buyer Fundamental Representations shall have been true and correct in all material respects (provided that Section 3.7 (Capitalization) may have de minimis deviations) as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The representations and warranties of Buyer contained in this Agreement (other than the Buyer Fundamental Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect (without giving effect to any references therein to any Buyer Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Buyer Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2 Performance of Covenants; Working Capital.

(a) Buyer shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time. Buyer shall have duly filed the amendments to its certificate of incorporation described in Section 5.4(a)(ii) – 5.4(a)(iii) with the Secretary of State of the State of Delaware.

(b) Buyer’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets shall not be less than the Buyer Target Working Capital and Buyer’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, shall be no less than $0.00.

(c) The Company’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets shall not be less than $80,000,000 and the Company’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of the Company’s Specified Assets that exceed the Company Target Working Capital, shall be no less than $0.00.

8.3 Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a) the Buyer Senior Notes and the Indenture, in each case, in form and substance reasonably satisfactory to the Company, executed, delivered and/or authenticated, as applicable, by the parties thereto.

(b) a certificate executed by the Chief Executive Officer or Chief Financial Officer of Buyer confirming (i) that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied, and (ii) Buyer’s Working Capital Assets as of immediately prior to the Effective Time for the Specified Assets is not less than the Buyer Target Working Capital and Buyer’s Effective Time Working Capital with respect to all other working capital items, plus any amounts of Buyer’s Specified Assets that exceed the Buyer Target Working Capital, items is no less than $0.00.

(c) a certificate, dated as of the Closing Date, executed by an authorized officer of Buyer certifying that (i) Buyer has previously made available to the Company a complete and correct copy of the Organizational Documents of Buyer and each of its Subsidiaries, as amended to date, and (ii) such organizational documents, resolutions, approvals and consents have not been amended or modified in any respect and remain in full force and effect as of the Closing Date.

(d) the Buyer Fully-Diluted Shares Certificate.

(e) a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the directors and officers of Buyer who are not to continue as directors or officers of the Surviving Corporation after the Closing pursuant to Section 1.4(c).

(f) all collateral documents and instruments required to create and perfect the security interests in collateral securing the Buyer Senior Notes, duly executed and delivered and, if applicable, in the proper form for filing, including, without limitation, UCC-1 financing statements, in each case, in form and substance reasonably satisfactory to the Company.

8.4 No Buyer Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect.

8.5 Board of Directors and Officers. Buyer shall have taken all actions necessary to cause the Buyer Board and the officers of Buyer as of the Effective Time, to be constituted in accordance with Section 1.4(c).

8.6 Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been consummated.

8.7 Listing. The Buyer Common Stock has not been delisted from Nasdaq.

8.8 Dissenting Shares. Dissenting Shares shall not represent five percent or more of the outstanding shares of Buyer Common Stock unless waived by the Company in its sole discretion.

SECTION 9. TERMINATION

9.1 Termination. This Agreement may be terminated prior to the Effective Time by delivery of written notice by the terminating party(ies) to the other party(ies) hereto under the following circumstances (whether before or after adoption of this Agreement by the Company’s members and whether before or after approval of the Buyer Stockholder Matters by Buyer’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Buyer and the Company;

(b) by either Party if the Contemplated Transactions shall not have been consummated by June 30, 2022 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a material breach of this Agreement;

(c) by either Party if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions; provided, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the issuance of such order, decree or ruling or taking of such action was principally caused by or resulted from the failure of such Party to fulfill any of its obligations under this Agreement in any material respect;

(d) by either Party if the Company Member Matters shall not have been approved by Required Company Member Vote by the close of business on the day immediately prior to the day of the Buyer Stockholders’ Meeting; provided, however, that once the Required Company Member Vote has been obtained, no Party may terminate this Agreement pursuant to this Section 9.1(d);

(e) by either Party if (i) the Buyer Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Buyer’s stockholders shall have taken a final vote on the Buyer Stockholder Matters and (ii) the Buyer Stockholder Matters shall not have been approved at the Buyer Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Buyer Stockholder Vote; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(e) shall not be available to Buyer if the failure to obtain the Required Buyer Stockholder Vote shall have been directly caused by the action or failure to act of Buyer and such action or failure to act constitutes a material breach by Buyer of this Agreement;

(f) by the Company (at any time prior to the approval of the Buyer Stockholder Matters by the Required Buyer Stockholder Vote) if a Buyer Triggering Event shall have occurred;

(g) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Buyer or if any representation or warranty of Buyer shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Buyer’s representations and warranties or breach by Buyer is curable by the End Date by Buyer, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period (or such shorter period ending on the third Business Day prior to the End Date, whichever ends earlier) commencing upon delivery of written notice from the Company to Buyer of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Buyer is cured prior to such termination becoming effective);

(h) by Buyer, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Buyer is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period (or such shorter period ending on the third Business Day prior to the End Date, whichever ends earlier) commencing upon delivery of written notice from Buyer to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i) by Buyer, at any time prior to the approval of the Buyer Stockholder Matters by the Required Buyer Stockholder Vote in order to accept a Superior Offer and enter into a definitive agreement to effect a Superior Offer after the Buyer Board Adverse Recommendation Change (a “Buyer Permitted Alternative Agreement”); provided, however, that Buyer shall not enter into any Buyer Permitted Alternative Agreement unless (i) Buyer shall have complied in all material respects with its obligations under Section 4.4 and Section 5.4(d)(i) and (ii) Buyer shall concurrently pay to the Company the Termination Fee in accordance with Section 9.3(b); or

(j) by Company, at any time prior to the approval of the Company Member Matters by the Required Company Member Vote in order to accept a Superior Offer and enter into a definitive agreement to effect a Superior Offer (a “Company Permitted Alternative Agreement”); provided, however, that the Company shall not enter into any Company Permitted Alternative Agreement unless (i) the Company shall have complied in all material respects with its obligations under Section 4.5 and (ii) the Company shall concurrently pay to Buyer the Termination Fee in accordance with Section 9.3(f).

(k) by the Company, if the Fairness Opinion is not obtained by the Opinion Date.

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.11, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for common law fraud.

9.3 Termination Fees; Expenses.

(a) If the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions (including the Pre-Closing Company Financing) shall be paid by the

Surviving Corporation. If the Merger is not consummated, except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses. Buyer and the Company shall each be responsible for 50% of all filing fees required in connection with any filing under the HSR Act (and, for the avoidance of doubt, each Party shall otherwise bear its own costs and expenses incurred in connection therewith, including fees and disbursements of attorneys and other advisors).

(b) If this Agreement is terminated by Buyer pursuant to Section 9.1(i), then Buyer shall pay to the Company a nonrefundable fee in an amount equal to $4,000,000 (the “Termination Fee”) concurrently with such termination.

(c) If this Agreement is terminated by the Company pursuant to Section 9.1(f), then Buyer shall pay to Company the Termination Fee within ten Business Days of such termination.

(d) If this Agreement is terminated (i) by either Party pursuant to Section 9.1(e) or (ii) by either Party pursuant to Section 9.1(b) due to the failure of the condition set forth in Section 8.2(b), at the time of termination Buyer is not entitled to terminate this Agreement under Section 9.1(c), 9.1(d), or 9.1(h), and all conditions precedent to the obligations of Buyer set forth in Section 6 and 7 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or except for any failure of any such condition to be satisfied as a result any breach or failure of any of Buyer’s representations, warranties or covenants hereunder), then Buyer shall pay to the Company the reasonable, documented, out of pocket fees and expenses incurred by or on behalf of such Person and its Affiliates in connection with the Contemplated Transactions, or related to the authorization, preparation, negotiation, execution and performance of this Agreement, in each case including all documented fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants to such Person and its Affiliates (the “Expenses”), not to exceed $750,000 in the aggregate, within ten Business Days of such termination.

(e) If this Agreement is terminated (i) by either Party pursuant to Section 9.1(d), (ii) by either Party pursuant to Section 9.1(b) due to the failure of the condition set forth in Section 7.2(b) or (iii) by either Party pursuant to Section 9.1(b) due to the failure of the condition set forth in Section 8.2(c), and, in the case of clause (ii) or clause (iii), at the time of termination the Company is not entitled to terminate this Agreement under Section 9.1(c), 9.1(e), 9.1(f), 9.1(g) or 9.1(k), and all conditions precedent to the obligations of the Company set forth in Section 6 and 8 (other than Section 8.2(c)) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing or except for any failure of any such condition to be satisfied as a result any breach or failure of any of the Company’s representations, warranties or covenants hereunder), then the Company shall pay to Buyer the Expenses, not to exceed $750,000 in the aggregate, within ten Business Days of such termination.

(f) If this Agreement is terminated by the Company pursuant to Section 9.1(j), then the Company shall pay to Buyer the Termination Fee concurrently with such termination.

(g) If this Agreement is terminated by the Company pursuant to Section 9.1(k), then Buyer shall pay to the Company the Expenses, not to exceed $1,500,000 in the aggregate, within ten Business Days of such termination.

(h) Any Termination Fee or Expenses due under this Section 9.3 shall be paid by wire transfer of same day funds. If a Party fails to pay when due any amount payable by it under this Section 9.3, then such Party shall (i) reimburse the other Party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such Party of its rights under this Section 9.3, and (ii) pay to the other Party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in The

Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(i) The Parties agree that, (i) subject to Section 9.2, payment of the Termination Fee by one Party to the other Party shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the receiving Party following the termination of this Agreement, it being understood that in no event shall either Party be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following such payment of the Termination Fee (A) each Party shall have no further liability to the other Party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by a Party giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (B) neither Party nor any of its respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against the other Party or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (C) each Party and its respective Affiliates shall be precluded from any other remedy against the other Party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated; provided, however, that nothing in this Section 9.3(h) shall limit the rights of any Party under Section 10.10 or with respect to claims of common law fraud.

(j) Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

SECTION 10. MISCELLANEOUS PROVISIONS

10.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company and Buyer contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2 Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Buyer at any time (whether before or after the adoption and approval of this Agreement by the Company’s members or before or after obtaining the Required Buyer Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders or members, as applicable, no amendment shall be made which by Law requires further approval of such stockholders or members without the further approval of such stockholders or members. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company and Buyer.

10.3 Waiver.

(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5 Applicable Law; Jurisdiction. This Agreement and all claims and causes of action hereunder shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.7 of this Agreement; and (f) to the extent permitted by applicable Law, irrevocably and unconditionally waives the right to trial by jury.

10.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Eastern Time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Buyer:

SeaChange International, Inc.

177 Huntington Avenue, Suite 1703 PMB 73480

Boston, Massachusetts 02115

Attention: Peter Aquino

Email: pa411@schange.com

with a copy to (which shall not constitute notice):

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Attention: Robert S. Matlin, Esq., and Jonathan M. Barron, Esq.

Email: Robert.Matlin@klgates.com

    jonathan.barron@klgates.com

if to the Company:

Triller Hold Co LLC

2121 Avenue of the Stars, Suite 2350

Los Angeles, CA 90067

Attention: General Counsel

Email: dtraub@triller.co

with a copy to (which shall not constitute notice):

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, TX 77002

Attention: David Elder; Patrick Hurley

Email: delder@akingump.com; phurley@akingump.com

10.8 Cooperation. Each Party agrees to cooperate with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power (and the Parties hereby request that such court exercise such power) to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to negotiate in good faith to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.10 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with, any such order or injunction.

10.11 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.12 Construction.

(a) References to “cash,” “dollars” or “$” are to U.S. dollars.

(b) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f) Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(g) The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h) The Parties agree that each of the Company Disclosure Schedule and the Buyer Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Buyer Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. Any item disclosed on any particular Section of the Company Disclosure Schedule or Buyer Disclosure Schedule or in any particular part or section any particular Section of the Company Disclosure Schedule or Buyer Disclosure Schedule shall be deemed to be disclosed on each Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, and in all parts or sections of each Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, provided the relevance of such matter to such other Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, or such other part or section of such other Section of the Company Disclosure Schedule or Buyer Disclosure Schedule, as the case may be, is reasonably discernible from the face of the information provided in the Section/part or section of the Company Disclosure Schedule or Buyer Disclosure Schedules, as the case may be, as to which such matter was disclosed. No disclosure of any matter contained in the Company Disclosure Schedule or Buyer Disclosure Schedule shall create an implication that such matter meets any standard of materiality (matters reflected in the Company Disclosure Schedule or Buyer Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company

Disclosure Schedule or Buyer Disclosure Schedule, as the case may be; such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature, nor shall the inclusion of any item be construed as implying that any such item is “material” for any purpose);

(i) Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Eastern Time) on the date that is one Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Buyer SEC Documents filed with the SEC at least two Business Days prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(j) Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger to be executed and delivered as of the date first above written.

COMPANY:

TRILLER HOLD CO LLC

By:	/s/ Bobby Samevesht
Name:	Bobby Samevesht
Title:	Chief Executive Officer

BUYER:

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter Aquino
Name:	Peter Aquino
Title:	Chief Executive Officer

EXHIBIT A CERTAIN

DEFINITIONS

(a) For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Buyer, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Buyer or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (ii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries to a Person or such a “group” (as defined above); or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

Notwithstanding the foregoing, any transaction contemplated by the Pre-Closing Reorganization or Pre-Closing Company Financing shall not be deemed an Acquisition Transaction.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Anti-Money Laundering Laws” means the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), and any other applicable Laws related to terrorist financing or money laundering, including know-your-customer (KYC) and financial recordkeeping and reporting requirements.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other applicable Laws (including non-U.S. Laws) issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger or acquisition, or effectuating foreign investment.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Buyer Associate” means any current or former employee, independent contractor, officer or director of Buyer or its Subsidiaries.

“Buyer Allocation Percentage” means 1.96%.

“Buyer Balance Sheet” means the unaudited balance sheet of Buyer as of October 31, 2021 (the “Buyer Balance Sheet Date”), included in Buyer’s Report on Form 10-Q for the quarterly period ended October 31, 2021, as filed with the SEC.

“Buyer Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than individual Buyer Options or other compensatory equity award agreements made pursuant to Buyer’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by Buyer or Buyer ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of Buyer or under which Buyer has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other Person).

“Buyer Board” means the board of directors of Buyer.

“Buyer Capital Stock” means the Buyer Common Stock and the Buyer Preferred Stock.

“Buyer Change in Circumstance” means a change in circumstances neither known nor reasonably foreseeable by the Buyer Board as of, or prior to, the date of this Agreement nor known nor reasonably foreseeable by any of the officers of Buyer as of or prior to the date of this Agreement that does not relate to any Acquisition Proposal.

“Buyer Class A Common Stock” means, from and after the Effective Time, Buyer’s Class A Common Stock, $0.01 par value per share, with one vote per share.

“Buyer Class B Common Stock” means, from and after the Effective Time, Buyer’s Class B Common Stock, par value $0.01 per share, with a number of votes per share specified in Exhibit F-1, which upon transfer, except for certain permitted transfers, would automatically convert into shares of Buyer Class A Common Stock, and such other designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof specified in Exhibit F-1.

“Buyer Common Stock” means, prior to the Effective Time, the Common Stock, $0.01 par value per share, of Buyer.

“Buyer Contract” means any Contract: (a) to which Buyer or any of its Subsidiaries is a party; (b) by which Buyer or any of its Subsidiaries, or any Buyer IP or any other asset of Buyer or any of its Subsidiaries is or may become bound or under which Buyer or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which Buyer or any of its Subsidiaries has or may acquire any right or interest.

“Buyer DSUs/PSUs/RSUs” means deferred stock units, performance stock units and restricted stock units issued by Buyer that entitle the holder thereof to acquire shares of Buyer Common Stock.

“Buyer ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Buyer or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Buyer ESPP” means the SeaChange International, Inc. 2015 Employee Stock Purchase Plan, as amended from time to time.

“Buyer Exchange Ratio” means the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Buyer Merger Shares by (b) the Buyer Outstanding Shares.

“Buyer Fundamental Representations” means the representations and warranties of Buyer set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Fairness Opinion), 3.7(a) and 3.7(c) (Capitalization), 3.21 (No Financial Advisors) and 3.24 (Valid Issuance; Senior Notes Matters).

“Buyer In-Bound License” means any agreement pursuant to which Buyer or any of its Subsidiaries is granted a license (including a covenant not to sue) or sublicense under or other right or interest in any Intellectual Property Right owned by any third party, other than non-disclosure agreements and COTS Licenses entered into in the Ordinary Course of Business.

“Buyer IP” means all Intellectual Property Rights that are owned or purported to be owned by Buyer or its Subsidiaries.

“Buyer Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other change, circumstance, condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the date of determination of the occurrence of a Buyer Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Buyer or its Subsidiaries or ability to consummate the Contemplated Transactions, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been a Buyer Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Buyer and its Subsidiaries operate, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in the stock price or trading volume of Buyer Common Stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume of Buyer Common Stock may be taken into account in determining whether a Buyer Material Adverse Effect has occurred, unless such effects are otherwise excepted from this definition), (e) the failure of Buyer to meet internal or analysts’ expectations or projections or the results of operations of Buyer; (f) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP); (g) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions; (h) the outbreak or continuation of any disease or epidemic (including COVID-19); or (i) resulting from the taking of any action specifically required to be taken by this Agreement, except in each case with respect to clauses (a) through (c) and (h), to the extent they disproportionately affect Buyer and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Buyer and its Subsidiaries operate.

“Buyer Material Contract” means each of the following Buyer Contracts in effect as of the date of this Agreement other than any Buyer Benefit Plan (collectively, the “Buyer Material Contracts”):

(i) a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii) each Buyer Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iii) each Buyer Contract containing (A) any covenant limiting the freedom of Buyer or its Subsidiaries to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to another Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision, in each case, other than restrictions or limitations that do not or would not materially affect the ability of Buyer to conduct its business;

(iv) each Buyer Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(v) each Buyer Contract relating to the disposition or acquisition of material assets outside of the Ordinary Course of Business and requiring payments after the date of this Agreement in excess of $500,000 or any ownership interest in any Entity;

(vi) each Buyer Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (whether as debtor or creditor) in excess of $500,000 or creating any material Encumbrances with respect to any assets of Buyer or any of its Subsidiaries or any advancement or loan of money or equipment or other debt obligations to any employee or independent contractor, other than advancement of expenses in the Ordinary Course of Business;

(vii) each Buyer Contract requiring payment by Buyer after the date of this Agreement in excess of $500,000 or to Buyer after the date of this Agreement in excess of $1,000,000 pursuant to its express terms relating to: (A) any distribution agreement; (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Buyer has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Buyer has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by Buyer; or (C) any Contract to license or engage any third party to manufacture or produce any product, service or technology of Buyer, any Contract for raw materials or warehousing of products or any Contract to sell, distribute or commercialize any products or service of Buyer;

(viii) each Buyer Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Buyer in connection with the Contemplated Transactions;

(ix) each Buyer Real Estate Lease;

(x) each Company Contract with any Governmental Body;

(xi) each Material Buyer IP Contract;

(xii) each Buyer Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Buyer or any of its Subsidiaries, or obligation to pay any royalties, fees or other payments to any owner, licensor, or other claimant to any Intellectual Property Rights;

(xiii) each Buyer Contract, offer letter, employment agreement, or independent contractor agreement with any employee or service provider (other than documents that can be obtained on the SEC’s website at www.sec.gov) that (A) is not terminable (x) at will by Buyer on less than 60 days’ prior notice or (y) without severance, or other cost or liability of less than $100,000 annually, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, an exercise period of more than three months following a termination of service or any other payment or benefit that may or will become due of more than $100,000 as a result of the Merger; or

(xiv) any other Buyer Contract that is not terminable at will (with no penalty or payment) by Buyer or its Subsidiaries, as applicable, and which involves payment or receipt by Buyer or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.

“Buyer Merger Shares” means the product of (x) the quotient obtained by dividing (a) the sum of (1) the Cash Consideration and (2) the aggregate principal amount of the Buyer Senior Notes comprising the Notes

Merger Consideration by (b) the conversion price of the Company Convertible Notes in effect immediately prior to the Effective Time and (y) the Company Class A/B Exchange Ratio.

“Buyer Options” means options or other rights to purchase shares of Buyer Common Stock issued by Buyer.

“Buyer Out-Bound License” means any agreement pursuant to which Buyer or any of its Subsidiaries grants to any third party a license (including a covenant not to sue) or sublicense under or other right or interest in any Buyer IP or Intellectual Property Right licensed to Buyer or its Subsidiaries under a Buyer In-Bound License, other than any agreements that grant non-exclusive licenses to customers or intended solely for the purpose of conducting activities for Buyer or its Subsidiaries, or non-disclosure agreements, in each case entered into in the Ordinary Course of Business.

“Buyer Outstanding Shares” means the total number of shares of Buyer Common Stock outstanding (on a fully-diluted basis) immediately prior to the Effective Time (giving full effect to all issuances, conversions, repurchases, etc. which are to occur “immediately prior to the Effective Time”) and assuming, without limitation or duplication, (i) the exercise of all Buyer Options outstanding as of immediately prior to the Effective Time and (ii) the issuance of shares of Buyer Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time, in each case, regardless of whether such securities are vested, unvested, exercisable, in-the-money, out-of-the-money, or otherwise exercisable, exchangeable or convertible in accordance with the terms of such securities.

“Buyer Preferred Stock” means the Series A Participating Preferred Stock, $0.01 par value per share, of Buyer.

“Buyer Registered IP” means, collectively, each item of Registered IP owned in whole or in part by, or exclusively licensed to or exclusively sublicensed to, Buyer or its Subsidiaries.

“Buyer Stock Plans” means the Buyer ESPP and the 2021 Compensation and Incentive Plan, the 2011 Compensation and Incentive Plan and the 2005 Equity Compensation and Incentive Plan, in each case of Buyer, as may be amended from time to time.

“Buyer Target Working Capital” means $20,000,000, less the difference, if any, between (i) the aggregate Cash Merger Consideration if all Holders made a Cash Election with respect to all Buyer Common Stock and (ii) the actual aggregate Cash Merger Consideration.

“Buyer Triggering Event” shall be deemed to have occurred if: (a) Buyer shall have failed to include in the Proxy Statement the Buyer Board Recommendation or shall have made a Buyer Board Adverse Recommendation Change, (b) the Buyer Board shall have failed to publicly reaffirm the Buyer Board Recommendation within ten Business Days after the Company so requests in writing after public announcement of an Acquisition Proposal that does not constitute and would not be reasonably likely to result in a Superior Offer (provided, that the Buyer Board shall only be required to make such affirmation two times for any specific Acquisition Proposal); (c) the Buyer Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (d) Buyer shall have entered into any letter of intent or similar document relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), and applicable rules, regulations and guidance, in each case, as amended.

“Cash Consideration” means $25,000,000.

“Cash Equivalents” means, collectively, the United States Department of Treasury bills and bonds, commercial paper, marketable securities, money market funds, United States savings bonds and other similar highly-liquid assets.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company or its Subsidiaries.

“Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen), in any case, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries or Company ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other Person).

“Company Board” means the board of directors of the Company.

“Company Class A Common Units” means the common units representing limited liability company interests in the Company having the rights and obligations specified with respect to Class A Common Units in the Company LLC Agreement.

“Company Class A/B Allocation Percentage” means the percentage specified in the Merger Allocation Schedule.

“Company Class A/B Exchange Ratio” means, subject to Section 1.14(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Class A/B Merger Shares by (b) the Company Outstanding Class A/B Common Units.

“Company Class A/B Merger Shares” means the product determined by (i) multiplying the Buyer Outstanding Shares by the Company Class A/B Allocation Percentage, and then (ii) dividing that product by the Buyer Allocation Percentage.

“Company Class B Common Units” means the common units representing limited liability company interests in the Company having the rights and obligations specified with respect to Class B Common Units in the Company LLC Agreement.

“Company Class C Allocation Percentage” means the percentage specified in the Merger Allocation Schedule.

“Company Class C Common Units” means the common units to be issued and authorized by the Company pursuant to the Pre-Closing Reorganization representing limited liability company interests in the Company having the rights and obligations specified with respect to Class C Common Units in the Company LLC Agreement to be amended pursuant to the Pre-Closing Reorganization.

“Company Class C Exchange Ratio” means, subject to Section 1.14(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Class C Merger Shares by (b) the Company Outstanding Class C Common Units.

“Company Class C Merger Shares” means the product determined by (i) multiplying the Buyer Outstanding Shares by the Company Class C Allocation Percentage, and then (ii) dividing that product by the Buyer Allocation Percentage.

“Company Common Units” means Company Class A Common Units and Company Class B Common Units (including Company Class C Common Units from and after the Pre-Closing Reorganization).

“Company Contract” means any Contract: (a) to which the Company or any of its Subsidiaries is a Party; (b) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (c) under which the Company or any of its Subsidiaries has or may acquire any right or interest.

“Company Convertible Notes” means the convertible promissory notes to be issued by the Company to certain notes holders at an annual interest rate of 7.5% in an aggregate principal amount of up to $500 million pursuant to the Pre-Closing Company Financing.

“Company Equity Incentive Plan” means the Company’s 2021 Unit Option Plan adopted by the Company Board in 2021.

“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 2.1 (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.6(a) and (c) (Capitalization) and 2.20 (No Financial Advisor).

“Company In-Bound License” means any agreement pursuant to which the Company or any of its Subsidiaries is granted a license (including a covenant not to sue) or sublicense under or other right or interest in any Intellectual Property Right owned by any third party, other than non-disclosure agreements and COTS Licenses into in the Ordinary Course of Business.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or its Subsidiaries.

“Company LLC Agreement” shall mean the Limited Liability Company Agreement of the Company, dated as of October 8, 2019, as amended by Amendment No. 1 thereto, dated April 1, 2020, as further amended by Amendment No. 2 thereto, dated as of August 1, 2020, and as it may be further amended (or amended and restated) from time to time.

“Company Material Adverse Effect” means any change, circumstance, condition, development, effect, event, occurrence, result or state of fact that, considered together with all other such change, circumstance, condition, development, effect, event, occurrence, result or state of fact that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company or its Subsidiaries or ability to consummate the Contemplated Transactions, taken as a whole; provided, however, that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate; (b) acts of war, armed hostilities or terrorism; (c) changes in financial, banking or securities markets; (d) the failure by the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (e) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (f) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (g) the outbreak or continuation of any disease or epidemic (including COVID-19) or (h) resulting from the taking of any action specifically required to be taken by this Agreement; except in each case with respect to clauses (a) through (c) and (g), to the extent they disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” means each of the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (collectively, the “Company Material Contracts”):

(i) each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii) each Company Contract containing (A) any covenant limiting the freedom of the Company, its Subsidiaries or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement or similar term by which any Person is or could become entitled to any benefit, right or privilege that must be at least as favorable to such Person as those offered to another Person, (C) any exclusivity provision, right of first refusal or right of first negotiation or similar covenant, or (D) any non-solicitation provision, in each case, other than restrictions or limitations that do not or would not materially affect the ability of the Company to conduct its business;

(iii) each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;

(iv) each Company Contract relating to the disposition or acquisition of material assets outside of the Ordinary Course of Business and requiring payments after the date of this Agreement in excess of $500,000 or any ownership interest in any Entity;

(v) each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit (whether as debtor or creditor) in excess of $500,000 or creating any material Encumbrances with respect to any assets of the Company or any of its Subsidiaries or any advancement or loan of money or equipment or other debt obligations to any employee or independent contractor, other than advancement of expenses in the Ordinary Course of Business;

(vi) each Company Contract requiring payment by the Company after the date of this Agreement in excess of $500,000 or to the Company after the date of this Agreement in excess of $1,000,000 pursuant to its express terms relating to: (A) any distribution agreement; (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (C) any Contract to license or engage any third party to manufacture or produce any product, service or technology of the Company, any Contract for raw materials or warehousing of products or any Contract to sell, distribute or commercialize any products or service of the Company;

(vii) each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii) each Company Real Estate Lease;

(ix) each Company Contract with any Governmental Body;

(x) each Material Company IP Contract;

(xi) each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company or any of its Subsidiaries, or obligation to pay any royalties, fees or other payments to any owner, licensor, or other claimant to any Intellectual Property Rights;

(xii) each Company Contract, offer letter, employment agreement, or independent contractor agreement with any employee or service provider that (A) is not terminable (x) at-will by the Company on less than 60 days’ prior notice, or (y) without severance or other cost or liability of less than $100,000 annually, or (B) provides for retention payments, change of control payments, severance, accelerated vesting, an exercise period of more than three months following a termination of service or any other payment or benefit that may or will become due of more than $100,000, as a result of the Merger; or

(xiii) any other Company Contract that is not terminable at will (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and which involves payment or receipt by the Company or its Subsidiaries after the date of this Agreement under any such agreement, Contract or commitment of more than $500,000 in the aggregate, or obligations after the date of this Agreement in excess of $500,000 in the aggregate.

“Company Options” means all outstanding options to purchase Company Class B Common Units, whether or not exercisable and whether or not vested, under the Company Equity Incentive Plan.

“Company Outstanding Class A/B Common Units” means subject to Section 1.5(h), the total number of Company Class A Common Units and Company Class B Common outstanding (on a fully-diluted basis) as of immediately prior to the Effective Time (giving full effect to the reclassification of certain Company Class A Common Units to Company Class C Common Units pursuant to the Pre-Closing Reorganization, and all issuances, conversions, etc. which are to occur “immediately prior to the Effective Time”) and assuming, without limitation or duplication, (i) the exercise of all Company Warrants outstanding as of immediately prior to the Effective Time, (ii) the conversion of all Company Convertible Notes and (iii) the issuance of Company Class A Common Units and Company Class B Common Units in respect of all other options, warrants or rights to receive such interests that will be outstanding immediately after the Effective Time, in each case, regardless of whether such securities are vested, unvested, exercisable, in-the-money, out-of-the-money, or otherwise exercisable, exchangeable or convertible in accordance with the terms of such securities; provided, however, that the foregoing shall exclude the Company Service Provider Units or any securities underlying such Company Service Provider Units.

“Company Outstanding Class C Common Units” means subject to Section 1.5(h), the total number of Company Class C Common Units outstanding (on a fully-diluted basis) as of immediately prior to the Effective Time (giving full effect to the reclassification of certain Company Class A Common Units to Company Class C Common Units pursuant to the Pre-Closing Reorganization).

“Company Out-Bound License” means any agreement pursuant to which the Company or any of its Subsidiaries grants to any third party a license (including a covenant not to sue) or sublicense under or other right or interest in any Company IP or Intellectual Property Right licensed to the Company or its Subsidiaries under a Company In-Bound License, other than any agreements that grant non-exclusive licenses to customers or intended solely for the purpose of conducting activities for the Company or its Subsidiaries, or non-disclosure agreements, in each case entered into in the Ordinary Course of Business.

“Company Registered IP” means all Registered IP owned in whole or in part by, or exclusively licensed to or exclusively sublicensed to, the Company or its Subsidiaries.

“Company Service Provider Allocation Percentage” means the percentage specified in the Merger Allocation Schedule.

“Company Service Provider Merger Shares” means the product determined by (i) multiplying the Buyer Outstanding Shares by the Service Provider Allocation Percentage, and then (ii) dividing that product by the Buyer Allocation Percentage.

“Company Service Provider Units” means the units representing limited liability company interests in the Company having the rights and obligations specified with respect to Service Provider Units in the Company LLC Agreement.

“Company Target Working Capital” means $100,000,000, less the difference, if any between (i) the aggregate Cash Merger Consideration if all Holders made a Cash Election with respect to all Buyer Common Stock and (ii) the actual aggregate Cash Merger Consideration.

“Company Units” means the Company Common Units and Company Service Provider Units.

“Company Warrants” means warrants issued or granted by the Company to purchase Company Common Units.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of November 3, 2021, by and between the Company and Buyer.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement, including the Reverse Split and the Buyer Senior Notes to the extent applicable to such Party (but excluding the Pre-Closing Reorganization).

“Contract” means, with respect to any Person, any written or oral agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“COTS License” means a license or service agreement providing rights to use and/or access commercially available software products under standard end-user object code licenses, shrink-wrap, or click-wrap agreements.

“COVID-19” means severe acute respiratory syndrome coronavirus (SARS-CoV-2) also known as the novel coronavirus, and the disease caused thereby, COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, shut down, closure, or any other Law, order, ruling, judgment, decision, decree or directive having the force of Law by any Governmental Body in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act of 2020.

“Data Protection Law” means all applicable Laws pertaining to data protection, data privacy, data security, data breach notification, and cross-border data transfer; including but not limited to, EU General Data Protection Regulation 2016//679 (“GDPR”), the implementation acts of GDPR by the Member States of the European Union or the European Commission, the GDPR as it forms part of the United Kingdom Domestic Law by virtue of Section 3 of the European Union (Withdrawal) Act 2018 (the “UK GDPR”), and the California Consumer Privacy Act of 2018 (“CCPA”), in each case if and to the extent applicable.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effective Time Working Capital” means the positive or negative amount of the remainder of (a) the Working Capital Assets minus (b) the Working Capital Liabilities, as measured and determined for the Effective Time and calculated in accordance with Section 1.10(d) and Section 1.10(e), as applicable. A non-binding Effective Time Working Capital calculation example, prepared in accordance with Section 1.10(d) and Section 1.10(e), is attached hereto as Exhibit D.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Election” means Cash Election or Stock Election, as applicable.

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to public health and safety, pollution or protection of the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases, cleanup or control of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership, membership or other ownership or equity interest in such Person and (b) any option, warrant, purchase right, conversion right, exchange right or other Contract, instrument or right which would entitle any other Person to acquire (including upon exercise, exchange or conversion) any interest contemplated by the preceding clause (a) of this definition in such Person (including share appreciation, phantom share, profit participation or other similar rights).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the Company Class A/B Exchange Ratio, Company Class C Exchange Ratio or the Buyer Exchange Ratio, as applicable.

“Export Controls” means the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and any other applicable export controls Laws.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (d) self-regulatory organization (including Nasdaq).

“Government Official” means: (a) any officer, employee, or Person acting in an official capacity or performing public duties or functions on behalf of (1) any government, including all levels and subdivisions of government from national to local; (2) any Governmental Body; (3) any business or commercial entity owned, managed, or controlled by a government, such as a public university, public hospital, state research institute, or national bank; (4) any political party or official thereof; (b) any candidate for public office; (c) any officer, employee, or agent of a public international organization, including for example the United Nations, the International Monetary Fund, or the World Bank; or (d) any relative of any Government Official.

“Hazardous Materials” means any material, substance or waste that is subject to regulation, control or remediation under any Environmental Law, including without limitation, petroleum any fraction thereof, petroleum products or by-products, natural gas, natural gas liquids, asbestos or asbestos-containing materials, toxic mold, radon, radiation or radioactive substances, urea formaldehyde, per- or polyfluoroalkyl substances, and polychlorinated biphenyls.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property Rights” means any and all past, present, and future rights in, arising out of, or associated with any of the following in any jurisdiction worldwide: (a) issued patents and patent applications (whether provisional or non-provisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and other Governmental Body-issued indicia of invention ownership (including certificates of invention, petty patents, and patent utility models) (collectively, “Patents”); (b) trademarks, service marks, brands, fictitious business names, slogans, symbols, collective marks, corporate names, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use of and symbolized by, and all registrations, applications for registration, and renewals of, any of the foregoing (collectively, “Trademarks”); (c) copyrights and works of authorship any medium or expression, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing (collectively, “Copyrights”); (d) internet domain names and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) industrial designs, and all Patents, registrations, applications for registration, and renewals thereof; (g) trade secrets (including any trade secret protectable under applicable Law, and any other information that derives independent economic value (actual or potential) from not being generally known to and not being readily ascertainable by proper means by a Person able to obtain economic value from its use or disclosure), know-how, inventions (whether or not patentable), rights in inventions (including discoveries, improvements, ideas, data, pricing, cost-information, concepts, creative works, drawings formulas, formulations, patterns, techniques, prototypes, specifications, protocols, and processes), technology, business and technical information, marketing plans, databases, data compilations and collections, tools, methods, processes, techniques, customer and supplier lists, and other confidential and proprietary information and all rights therein (collectively, “Trade Secrets”); (h) all computer software and databases, computer programs, operating systems, applications, firmware, middleware, semiconductor design topographies, and all other computer code, including all source code, object code, application programming interfaces, data files, databases, protocols, specifications, flow charts, and other documentation thereof; and (i) all other intellectual or industrial property, and proprietary rights; and in each case of clauses (a) through (i), (x) all copies and embodiments thereof, in electronic, written, or other media (including all samples, studies, and summaries); (y) all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding; and (z) all past, present, and future causes of action and rights to seek and recover losses, settlements, and equitable relief for any claims whatsoever related thereto.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the information technology systems and infrastructure used, owned, leased or licensed by or for the business of a company, including software, firmware, hardware, networks, interfaces, platforms and related systems.

“Knowledge” means the actual knowledge, after reasonable inquiry, of the executive officers of each of the Company or Buyer, as applicable.

“Law” means any federal, state, national, foreign, local or municipal or other law, statute, constitution, principle of common law, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Consideration” means the Cash/Notes Merger Consideration or the Stock Merger Consideration, as applicable.

“Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Buyer Common Stock are then listed.

“New Buyer Common Stock” means, from and after the Effective Time, the Buyer Class A Common Stock and the Buyer Class B Common Stock.

“New Buyer Equity Incentive Plan” means an “omnibus” equity incentive plan, in standard and customary form and substance reasonably acceptable to Buyer and the Company, to be approved and adopted by the Buyer Board and the stockholders of Buyer before the Merger, which plan shall authorize the issuance of a number of (post-any Reverse Split) shares of New Buyer Common Stock equal to (as of immediately after the Effective Time) approximately 10% (or such other percentage agreed to by the Company) of the outstanding (on a fully-diluted basis) shares of New Buyer Common Stock as of immediately after the Effective Time.

“Notes Consideration” means $75,000,000.

“Ordinary Course of Business” means, in the case of each of the Company and Buyer, such actions taken in the ordinary course of its normal operations and consistent with its past practices (giving effect to any adjustments and modifications thereto taken in response to or as a result of COVID-19), and in the case of the Company, the Pre-Closing Company Financing and the Pre-Closing Reorganization.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization (inclusive of certificates of designation) or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Out-of-the-Money Options Value” means the aggregate value as of the Effective Time of the Out-of-the-Money Options, as agreed to by Buyer and the Company, calculated using a Black-Scholes pricing model.

“Party” or “Parties” means the Company and Buyer.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet delinquent or for Taxes that are being contested in good faith and for which adequate reserves have been made on the balance sheet included with the Pro Forma Information, the Company Audited Balance Sheet or the Buyer Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or any of its Subsidiaries or Buyer, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or any of its Subsidiaries or Buyer, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Personal Information” means any individually identifiable information ( or information that, in combination with other information, could reasonably allow the identification of an individual or household, or could reasonably be linked, directly or indirectly, to an individual or household), including demographic, health, behavioral, biometric, financial, nonpublic, and geolocation information, IP addresses, network and hardware identifiers, employee information, and any other individually identifiable information that is protected under any applicable privacy, data security, or data breach notification law, or which a company is required to safeguard under any of its contractual obligations.

“Pre-Closing Company Financing” means the issuance of the Company Convertible Notes to be consummated no later than immediately prior to the Effective Time.

“Pre-Closing Reorganization” means the actions set forth on Exhibit E of the Company Disclosure Schedule to be taken by the Company and its Subsidiaries prior to the Closing Date.

“Proxy Statement” means the proxy statement to be sent to Buyer’s stockholders in connection with the Buyer Stockholders’ Meeting.

“Public Health Service Act” means the Public Health Service Act of 1944, as amended.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all Patents, Copyrights, and Trademarks, domain names, and all applications for any of the foregoing.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register New Buyer Common Stock) to be filed with the SEC by Buyer registering the public offering and sale of Buyer Common Stock to all holders of Company Units in the Merger unless such registration is not allowable under the Securities Act, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Relevant Date” means, with respect to the Company, October 8, 2019, which is the date the Company was formed, or, with respect to each of the Company’s Subsidiaries, the later of (i) the date such Subsidiary was formed and (ii) January 1, 2019.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Reverse Split” means a reverse stock split of all outstanding shares of Buyer Common Stock at a reverse stock split ratio in the range and at the time prior to or simultaneously with Closing as determined to by the Company.

“Rights” shall have the meaning set forth in the Rights Agreement.

“Rights Agreement” shall mean that certain Tax Benefits Preservation Plan, dated as of March 4, 2019, as amended, between Buyer and Computershare Inc., as rights agent.

“Sanctioned Country” means a country or territory that is itself, or whose government is, subject to Sanctions (currently, Crimea, Cuba, Iran, North Korea, Syria and Venezuela).

“Sanctioned Person” means any Person that is (a) the target of Sanctions, including any Person identified on OFAC’s Specially Designated Nationals and Blocked Persons List, Sectoral Sanctions Identifications List, or any other Sanctions-related list maintained by a Sanctions authority; (b) a Person that is organized, located, resident, or otherwise doing business in a Sanctioned Country; or (c) any Person owned or controlled by any Person(s) described in clause(s) (a) and/or (b) to the extent such owned or controlled Person is subject to the same restrictions as the Person(s) described in clause(s) (a) and/or (b).

“Sanctions” means economic and trade sanctions administered or enforced by the United States (including OFAC, U.S. Department of State, and U.S. Department of Commerce); European Union; United Kingdom (including Her Majesty’s Treasury); and United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any unauthorized or unlawful access, acquisition, exfiltration, manipulation, erasure, loss, use, or disclosure that compromises the confidentiality, integrity, availability or security of Sensitive Data or the IT Systems, or that triggers any reporting requirement under any breach notification Law or contractual provision, including any ransomware or denial of service attacks that prevent or materially degrade access to Sensitive Data or the IT Systems.

“Sensitive Data” means all Personal Information, confidential information, proprietary information, intellectual property, and any other information protected by applicable Law or Contract that is collected, maintained, stored, transmitted, used, disclosed, or otherwise processed by, for or on behalf of a company.

“Stock Merger Consideration” means the Buyer Stock Merger Consideration or the Company Stock Merger Consideration, as applicable.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 80% for these purposes).

An Entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 80% for these purposes) that:

(a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Buyer Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant, as well as any written offer by the other Party to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, and after taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal (including the financing terms and the ability of such third party to finance such Acquisition Proposal), would reasonably be expected to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable, from a financial point of view, to Buyer’s stockholders or the Company’s members, as applicable, than the terms of the Contemplated Transactions (after taking into account any revisions to the Contemplated Transactions offered by the other Party).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing mass layoff statute, rule or regulation.

“Working Capital Assets” shall mean the current assets of Buyer or the Company, as applicable, on a consolidated basis as of the Effective Time (including cash and Cash Equivalents), each determined in accordance with GAAP and the methodologies set forth on Exhibit D, but excluding from current assets those current assets other than the Specified Assets (in accordance with and for the purposes specified in Section 1.10(d) and Section 1.10(e)) or the items, if any, identified on Exhibit D.

“Working Capital Liabilities” shall mean the current liabilities of Buyer or the Company, as applicable, on a consolidated basis as of the Effective Time, each determined in accordance with GAAP and the methodologies set forth on Exhibit D, but excluding the items, if any, identified on Exhibit D.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Agreement	Preamble
Allocation Certificate	5.16(a)
Anti-Bribery Laws	2.22(a)
Buyer	Preamble
Buyer Board Adverse Recommendation Change	5.4(c)
Buyer Board Recommendation	5.4(c)
Buyer D&O Tail Policy	5.9(d)

Buyer Determination Notice	5.4(d)(i)
Buyer Disclosure Schedule	3
Buyer Financial Advisor	3.4
Buyer Fully-Diluted Shares Certificate	5.16(b)
Buyer Out-of-the-Money Options	5.6(a)
Buyer PEO Plan	3.18(a)
Buyer Permits	3.15(b)
Buyer Permitted Alternative Agreement	9.1(i)
Buyer Real Estate Leases	3.12
Buyer SEC Documents	3.8(a)
Buyer Senior Notes	1.5(a)(iii)
Buyer Share Closing Price	1.14(e)
Buyer Stockholder Matters	5.4(a)
Buyer Stock Merger Consideration	1.5(a)(ii)
Buyer Stockholders’ Meeting	5.4(a)
Buyer Transaction Expense	1.10(d)
Cash/Notes Merger Consideration	1.5(a)(iii)
Cash Merger Consideration	1.5(a)(ii)
Cash Election	1.5(a)(ii)
Certificate of Merger	1.3(b)
Certifications	3.8(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	2.7(a)
Company D&O Tail Policy	5.9(d)
Company Disclosure Schedule	2
Company Financial Statements	2.7(a)
Company PEO Plan	2.17(a)
Company Permits	2.14(b)
Company Permitted Alternative Agreement	9.1(j)
Company Written Consents	Recitals
Company Member Matters	5.2
Company Real Estate Leases	2.11
Company Transaction Expenses	1.10(b)
Company Stock Merger Consideration	1.5(a)(i)
Converted Option	5.6(b)
Costs	5.9(a)
Determination Date	1.10
Dissenting Shares	1.7
DLLCA	Recitals
DOJ	5.4(b)(i)
D&O Indemnified Parties	5.9(a)
EDGAR	3
Effective Time	1.3(b)
Election Deadline	1.12(d)
Election Period	1.12(c)
End Date	9.1(b)
Exchange Fund	1.13
Exchange Agreement	2.24
Expenses	9.3(c)
Form of Election	1.12(b)

FTC	5.5(b)(i)
HIPAA	2.17(a)
Holder	1.12
Indenture	3.24(b)
Intended Tax Treatment	5.13(a)
Liability	2.9
Material Buyer IP Contracts	3.13(c)
Material Company IP Contracts	2.12(c)
Merger	Recitals
Merger Allocation Schedule	1.5(h)
Nasdaq Listing Application	5.11
New Certificate	1.5(g)
Note Merger Consideration	1.5(a)(iii)
Old Certificate	1.5(g)
Opinion Date	5.22
Permitted Events	3.26
Pre-Closing Period	4.1(a)
Required Company Member Vote	2.4
Required Buyer Stockholder Vote	3.5
Rights Agreement Amendment	3.26
Specified Assets	1.10(e)
Stock Election	1.5(a)(ii)
Support Agreement	Recitals
Surviving Corporation	1.1
Termination Fee	9.3(b)
Truverse	2.23

Annex B

[To be filed by amendment.]

Annex C

[To be filed by amendment.]

Annex D

[To be filed by amendment.]

Annex E

[To be filed by amendment.]

Annex F

[To be filed by amendment.]

CONFIDENTIAL	January 28, 2022

The Board of Directors

SeaChange International, Inc.

177 Huntington Ave

Ste 1703 #73480

Boston, MA 02115

Gentlemen:

As more fully described in the Agreement and Plan of Merger (the “Agreement”) entered into on December 22, 2021 between SeaChange International, Inc. (“SeaChange”) and Triller Holding Co LLC (“Triller”), at the closing of the transaction set out in the Agreement (the “Transaction”), each share of SeaChange common stock with a par value of $0.01 per share (“SeaChange Common Stock”) will be automatically converted into the right to receive, at the election of the holder thereof, either

(A)

both (x) $25 million in cash divided by the outstanding number of SeaChange Common Shares and (y) $75 million in senior notes of SeaChange (the “Buyer Senior Notes”), each divided by the outstanding number of SeaChange Common Shares (together, the “Cash/Note Merger Consideration”) or

(B)	a number of shares of Buyer Class A Common Stock equal to the Buyer Exchange Ratio (the “Buyer Stock Merger Consideration”)

(collectively, the “Merger Consideration”). Capitalized terms used herein but not defined shall have the meanings given to such terms in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of SeaChange Common Stock of the Merger Consideration as a whole and the Buyer Stock Merger Consideration. You have also asked us to reaffirm the fairness opinion to the Board of Directors of SeaChange dated December 21, 2021 (the “December Fairness Opinion”) with respect to the fairness, from a financial point of view, to the holders of SeaChange Common Stock of the Cash/Notes Merger Consideration without any assumption that there shall be no diminution in the economic value of Buyer Senior Notes as a result of conversion of those notes.

In arriving at our opinion, we reviewed (i) the executed Agreement dated December 22, 2021, including a summary of terms for the Buyer Senior Notes, (ii) a Triller Convertible Note Term Sheet (the “Triller Convertible Note Term Sheet”) and the form of Triller convertible promissory note provided to us, (iii) certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of SeaChange and Triller, including financial and other forecasts for SeaChange through January 31, 2027 and for Triller through December 31, 2026 furnished to us by the management of SeaChange, (iv) certain internal information relating to expenses expected to result from the Transaction furnished to us by the management of SeaChange; (v) the capital structure of SeaChange and Triller furnished to us by the management of SeaChange; and (vi) publicly available financial and stock market data of SeaChange and certain other companies in lines of business that we deemed relevant. In addition, in arriving at our opinion we discussed this information and the Transaction with the management and representatives of SeaChange and Triller and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have, with your consent, relied on the information supplied to, discussed with or reviewed by us for purposes of this opinion being complete and accurate in all material respects. We have not

SeaChange International, Inc.

January 28, 2022

assumed any responsibility for independent verification of, and have not independently verified, any of such information. With your consent, we have relied upon, without independent verification, the assessments of SeaChange and Triller and their respective legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters. With respect to the financial and other forecasts and other information relating to Triller and SeaChange referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of SeaChange as to the future performance of Triller and SeaChange. We also have assumed, at your direction, that the future financial results reflected in such forecasts and other information will be achieved at the times and in the amounts projected. In addition, we have relied, with your consent, on the assessments of the management of SeaChange as to the existing technology, products and services of SeaChange and Triller and the validity of, and risks associated with, the future technology, products and services of SeaChange and Triller. We have assumed, with your consent, that there will be no developments with respect to any of the foregoing that would affect our analyses or opinion. With your consent, we have assumed (i) for purposes of our analysis and to calculate SeaChange’s pro forma enterprise value, that SeaChange will have working capital of at least $20 million on its balance sheet at the consummation of the Transaction; (ii) for purposes of our analysis, and to calculate the pro forma starting balance sheet of SeaChange after the closing of the Transaction, that prior to the closing of the Transaction, Triller will have obtained $250 million in financing on terms substantially similar to the terms set out in the Triller Convertible Note Term Sheet, including a conversion price per share assuming an enterprise value of Triller equal to $4 billion; (iii) for purposes of our analysis and to calculate the range of valuation metrics for the Buyer Senior Notes, that on conversion of the Buyer Senior Notes, the holders of those notes will receive shares of Buyer Class A Common Stock at a value which is at least 120% of the face value (plus accrued interest) of those notes and that the terms of the Buyer Senior Notes will otherwise be substantially similar to the terms set out in Exhibit C of the Agreement; and (iv) that any adjustments to the Merger Consideration in accordance with the Agreement or otherwise would not be material to our analysis or this opinion. In addition, we have relied, with your consent, on the assessments of the management of SeaChange as to SeaChange’s ability to retain key employees of Triller. We express no views as to the reasonableness of any financial or other forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Triller or SeaChange, nor have we been furnished with any such evaluation or appraisal.

Our opinion does not address SeaChange’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to SeaChange and does not address any legal, regulatory, tax, or accounting matters. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreement or any aspect or implication of the Transaction, except for the fairness to the holders of SeaChange Common Stock of the Merger Consideration as a whole, the Buyer Stock Merger Consideration and the Cash/Note Merger Consideration. With your consent, we express no opinion as to the prices at which any securities of SeaChange may trade at any time. In rendering this opinion, we have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without any waiver or modification that could be material to our analysis, and that the parties to the Agreement will comply with all the material terms of the Agreement. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the completion of the Transaction will be obtained except to the extent that could not be material to our analysis. In addition, representatives of SeaChange have advised us, and we have assumed, with your consent, that the Transaction will qualify as a tax free reorganization for federal income tax purposes. We also have not been requested to, and have not, participated in the structuring or negotiation of the Transaction.

We wish to point out that we did consider the provisions of Section 5.22 of the Agreement and we believe that, based upon our analysis as presented to the Board of Directors of SeaChange, our opinion as to the fairness of the Buyer Stock Merger Consideration from a financial point of view, to the holders of SeaChange Common Stock, takes into account, among other things, the various valuation metrics of Triller more fully described in our presentation.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility to update this opinion for developments after the date hereof.

SeaChange International, Inc.

January 28, 2022

We have been engaged by SeaChange to render this opinion and will earn a fee upon delivery of this opinion, which fee is not contingent upon either the conclusion expressed in this opinion or the consummation of the Transaction. Our affiliates, employees, officers and partners may at any time own securities (long or short) of SeaChange. We have not previously provided investment banking or other services to SeaChange or Triller or their respective affiliates. In the future we may provide investment banking or other services to SeaChange, Triller or their respective affiliates and may receive compensation for such services.

This opinion is for the use and benefit of the Board of Directors of SeaChange (solely in its capacity as such) in its evaluation of the Transaction. This opinion does not constitute a recommendation as to how any holder of securities should vote or act with respect to the Transaction or any other matter. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of SeaChange or Triller other than the fairness to the holders of SeaChange Common Stock of the Merger Consideration as a whole, the Buyer Stock Merger Consideration and the Cash/Note Merger Consideration. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Merger Consideration or otherwise. This opinion was approved by the Scura Partners LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Merger Consideration as a whole, and the Buyer Stock Merger Consideration, is fair from a financial point of view to holders of the SeaChange Common Stock. We reaffirm the December Fairness Opinion with respect to the fairness, from a financial point of view, to the holders of SeaChange Common Stock of the Cash/Notes Merger Consideration without any assumption that there shall be no diminution in the economic value of the Buyer Senior Notes as a result of conversion.

Very truly yours,

Scura Partners LLC

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 21.	Exhibits

(a) The following exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

2.1+	Agreement and Plan of Merger, dated December 22, 2021, by and between SeaChange International, Inc. and Triller Hold Co LLC (included as Annex A to the proxy statement/prospectus).

3.1	Amended and Restated Certificate of Incorporation of SeaChange (incorporated by reference to Exhibit 3.1 to SeaChange’s Quarterly Report on Form 10-Q filed with the SEC on June 11, 2021).

3.2	Amended and Restated By-laws of SeaChange (incorporated by reference to Annex A to SeaChange’s Definitive Proxy Statement on Schedule 14A filed with the SEC on May 28, 2021).

3.3	Certificate of Designations, Preferences and Rights of Series A Participating Preferred Stock of SeaChange, filed March 5, 2019 with the Secretary of State in the State of Delaware (incorporated by reference to Exhibit 3.1 to SeaChange’s Current Report on Form 8-K filed with the SEC on March 5, 2019).

3.4*	Second Amended and Restated Certificate of Incorporation of SeaChange.

4.1	Tax Benefits Preservation Plan, dated as of March 4, 2019, between SeaChange and Computershare Inc. (incorporated by reference to Exhibit 4.1 to SeaChange’s Current Report on Form 8-K filed with the SEC on March 5, 2019).

4.2	Amendment to Tax Benefits Preservation Plan, dated as of June 28, 2019, between SeaChange and Computershare Inc. (incorporated by reference to Exhibit 4.1 to SeaChange’s Current Report on Form 8-K filed with the SEC on June 28, 2019).

4.3	Amendment No. 2 to Tax Benefits Preservation Plan, dated as of August 8, 2019, between SeaChange and Computershare Inc. (incorporated by reference to Exhibit 4.1 to SeaChange’s Current Report on Form 8-K filed with the SEC on August 8, 2019).

4.4	Amendment No. 3 to Rights Agreement, dated December 22, 2021, by and between SeaChange and Computershare, Inc. as the Rights Agent (incorporated by reference to Exhibit 4.1 to SeaChange’s Current Report on Form 8-K filed with the SEC on December 22, 2021).

4.5*	Form of Indenture

4.6*	Form of Note

5.1*	Legal Opinion of K&L Gates LLP.

8.1*	Tax Opinion of K&L Gates LLP.

10.1	2021 Compensation and Incentive Plan (incorporated by reference to Exhibit 99.1 to SeaChange’s Registration Statement on Form S-8 filed with the SEC on July 28, 2021).

10.2*	Amended and Restated 2021 Compensation and Incentive Plan.

10.3	Change-in-Control Severance Agreement, dated September 27, 2021, by and between SeaChange International, Inc. and Peter D. Aquino (incorporated by reference to Exhibit 10.2 to SeaChange’s Quarterly Report on Form 10-Q filed with the SEC on December 15, 2021).

10.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.15 to SeaChange’s Annual Report on Form 10-K filed on April 10, 2013).

Exhibit No.	Description

10.5*	Form of SeaChange International, Inc. 2022 Omnibus Equity Incentive Plan.

21.1	List of subsidiaries of SeaChange (incorporated by reference to Exhibit 21.1 to SeaChange’s Annual Report on Form 10-K filed on April 15, 2021).

22.1*	Issuer and Guarantor Subsidiaries List.

23.1*	Consent of K&L Gates LLP (included on Exhibits 5.1 and 8.1).

23.2	Consent of Scura Partners LLC.

23.3	Consent of Marcum LLP

23.4	Consent of Hudgens CPA, PLLC (Triller Hold Co LLC.)

23.5	Consent of Dixon Hughes Goodman LLP

23.6	Consent of Purvis, Gray and Company, LLP

23.7	Consent of Hudgens CPA, PLLC (Flipps Media, Inc.)

23.8	Consent of Hudgens CPA, PLLC (Verzuz LLC)

24.1	Power of Attorney (included on signature page).

25.1*	Statement of Eligibility of Trustee on Form T-l for Indenture

99.1*	Form of Proxy Card.

99.2*	Consent of Ryan Kavanaugh

99.3*	Consent of Bobby Sarnevesht

99.4*	Consent of Mahinda de Silva.

99.5*	Consent of Mike Lu

99.6*	Consent of Frank Schilling

99.7*	Consent of Adel Ghazzawi

99.8*	Consent of Carl Dorvil

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

107	Calculation of Registration Fee

*	To be filed by amendment

+

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22. Undertakings

The undersigned registrant hereby undertakes as follows:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

ii.

To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered)m and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

2.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

7.

That every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

8.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

9.

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

10.

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boston, Massachusetts, on February 22, 2022.

SEACHANGE INTERNATIONAL, INC.

By:	/s/ Peter Aquino
Name:	Peter Aquino
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Peter Aquino and Michael Prinn, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated and on February 22, 2022.

Name	Title	Date

/s/ Peter Aquino	President, Chief Executive Officer and Director	February 22, 2022
Peter Aquino	(Principal Executive Officer)

/s/ Michael Prinn	Chief Financial Officer, Executive Vice President and Treasurer	February 22, 2022
Michael Prinn	(Principal Financial and Accounting Officer)

/s/ Robert Pons	Chairman and Director	February 22, 2022
Robert Pons

/s/ David J. Nicol	Director	February 22, 2022
David J. Nicol

/s/ Julian D. Singer	Director	February 22, 2022
Julian D. Singer

/s/ Steven G. Singer	Director	February 22, 2022
Steven G. Singer

/s/ Matthew Stecker	Director	February 22, 2022
Matthew Stecker